UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 14, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	98-0377957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.	Notice of Meeting and Management Information Circular; and
2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	November 14, 2016	By:	/s/ Tyler W. Robinson

Tyler W. Robinson
Vice President & Corporate Secretary

ENBRIDGE INC.

Special Meeting of the Shareholders

to be held on December 15, 2016

in Calgary, Alberta

NOTICE OF SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

November 10, 2016

November 10, 2016

Dear Shareholders:

You are invited to attend a special meeting (the “Enbridge Special Meeting”) of the holders (“Enbridge Shareholders”) of common shares (“Enbridge Common Shares”) of Enbridge Inc. (“Enbridge”) to be held at the Calgary Marriott Downtown Hotel, Kensington Room, 110 9th Avenue SE, Calgary, Alberta at 1:00 p.m. on December 15, 2016 for the purpose of considering, and if deemed advisable, approving, the issuance of Enbridge Common Shares (the “Enbridge Common Share Issuance”) and an amendment to the by-laws of Enbridge (the “By-law Amendment”), each in connection with the Agreement and Plan of Merger dated as of September 5, 2016 (the “Merger Agreement”) among Enbridge, Sand Merger Sub, Inc., a direct wholly-owned subsidiary of Enbridge, and Spectra Energy Corp (“Spectra Energy”). The Merger Agreement provides for the combination of Enbridge and Spectra Energy through a share-for-share merger, after which Spectra Energy will become a direct wholly-owned subsidiary of Enbridge (the “Merger”).

If the Merger is completed, Spectra Energy stockholders will receive 0.984 of an Enbridge Common Share for each share of Spectra Energy common stock that they own (the “Merger Consideration”). This exchange ratio is fixed and will not be adjusted to reflect changes in the prices of Spectra Energy common stock or Enbridge Common Shares prior to the completion of the Merger. The Enbridge Common Shares issued in connection with the Merger will be listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange.

The value of the Merger Consideration will fluctuate with the market price of Enbridge Common Shares. Based on the closing price of Enbridge Common Shares on the NYSE of US$40.99 on September 2, 2016, the last trading day before the public announcement of the Merger Agreement on September 6, 2016, the exchange ratio represented approximately US$40.33 in Enbridge Common Shares for each share of Spectra Energy common stock. Based on the closing price of Enbridge Common Shares on the NYSE of US$42.07 on November 10, 2016, the exchange ratio represented approximately US$41.40 in Enbridge Common Shares for each share of Spectra Energy common stock.

Please refer to the accompanying management information circular (the “Management Information Circular”) for a more detailed description of the Merger, including information about Spectra Energy, the terms and conditions of the Merger Agreement, the opinions of Enbridge’s financial advisors, the Enbridge Common Share Issuance, the By-law Amendment and the risk factors relating to the completion of the Merger. Please give the Management Information Circular your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

The board of directors of Enbridge recommends that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance and FOR the By-law Amendment.

Your vote is very important regardless of the number of Enbridge Common Shares you own. The Merger cannot be completed without Enbridge Shareholders approving the Enbridge Common Share Issuance and the By-law Amendment. Enclosed with this letter is the Notice of Special Meeting and Management Information Circular and a form of proxy or voting instruction form. Please complete and deliver your proxy or voting instruction form prior to 6:00 p.m. (Calgary time) on December 13, 2016, to ensure your representation at the Enbridge Special Meeting.

Yours truly,

(signed) “Al Monaco”

Al Monaco,

President and Chief Executive Officer

Enbridge Inc.

i

ii

iii

ENBRIDGE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Enbridge Special Meeting”) of the holders (“Enbridge Shareholders”) of common shares (“Enbridge Common Shares”) of Enbridge Inc. (“Enbridge”) will be held on December 15, 2016 at 1:00 p.m. (Calgary time) at the Calgary Marriott Downtown Hotel, Kensigton Room, 110 9th Avenue SE, Calgary, Alberta for the purposes of:

1.

considering, and if deemed advisable, passing with or without variation, an ordinary resolution (the “Enbridge Common Share Issuance Resolution”) authorizing and approving the issuance by Enbridge of such number of common shares in the capital of Enbridge as is necessary pursuant to the terms of the Agreement and Plan of Merger dated as of September 5, 2016 (the “Merger Agreement”) among Enbridge, Sand Merger Sub, Inc., a direct wholly-owned subsidiary of Enbridge, and Spectra Energy Corp;

2.

considering, and if deemed advisable, passing with or without variation, an ordinary resolution (the “By-law Amendment Resolution”) ratifying, confirming and approving certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the merger with Spectra Energy Corp pursuant to the terms of the Merger Agreement; and

3.	transacting such other business that may properly come before the Enbridge Special Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the management information circular dated November 10, 2016 (the “Management Information Circular”) and a voting instruction form or a form of proxy (as applicable). Enbridge Shareholders are referred to the Management Information Circular for more detailed information regarding the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution.

The directors of Enbridge have fixed November 7, 2016 as the record date. Enbridge Shareholders of record at the close of business on November 7, 2016 are entitled to notice of the Enbridge Special Meeting and to vote thereat or at any adjournment or postponement thereof.

In order to be valid and acted upon at the Enbridge Special Meeting, proxies must be received by Enbridge, c/o CST Trust Company, the Registrar and Transfer Agent of Enbridge, at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department or by fax: 1-866-781-3111 (toll-free in North America; outside of North America: 1-416-368-2502), not later than 6:00 p.m. (Calgary time) on December 13, 2016, or if the Enbridge Special Meeting is adjourned or postponed, not later than 6:00 p.m. (Calgary time) on the day that is two business days before the Enbridge Special Meeting is reconvened. Late proxies may be accepted or rejected by the Chairman at his discretion and the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chairman at his discretion without notice.

If you are a beneficial (non-registered) holder of Enbridge Common Shares and receive these materials through a broker or through another intermediary, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by such broker or other intermediary.

Your vote is very important, regardless of the number of Enbridge Common Shares you own. The Merger cannot be completed without Enbridge Shareholders approving the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Whether or not you expect to attend in person, you should authorize a proxy to vote your Enbridge Common Shares as promptly as possible so that your Enbridge Common Shares may be represented and voted at the Enbridge Special Meeting.

If you have any questions about the information contained in this Notice of Special Meeting and the accompanying Management Information Circular or require assistance in voting your Enbridge Common Shares, please contact Enbridge’s strategic advisors and proxy solicitation and information agents:

•

Canada and outside North America: Kingsdale Shareholder Services, by telephone at 1-888-518-1554 (North American Toll Free) or 1-416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

•	United States: MacKenzie Partners, Inc., by telephone at 1-800-322-2885 (North American Toll Free) or 1-212-929-5500 (Collect Outside North America), or by email at enbridge@mackenziepartners.com.

DATED at Calgary, Alberta, this 10th day of November, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Tyler W. Robinson”

Tyler W. Robinson

Vice President & Corporate Secretary

Enbridge Inc.

ENBRIDGE INC.

MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular dated November 10, 2016 is furnished in connection with the solicitation by management of Enbridge of proxies from Enbridge Shareholders for use at the Enbridge Special Meeting for the purposes set out in the accompanying Notice of Special Meeting. No person has been authorized to give any information or make any representation in connection with the Merger or any other matters described herein other than those statements and representations contained in this Management Information Circular. Information in this Management Information Circular is given as of November 10, 2016 or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

If you have any questions about the information contained in this Management Information Circular or require assistance in voting your Enbridge Common Shares, please contact:

•

Canada and outside North America: Kingsdale Shareholder Services, by telephone at 1-888-518-1554 (North American Toll Free) or 1-416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

•	United States: MacKenzie Partners, Inc., by telephone at 1-800-322-2885 (North American Toll Free) or 1-212-929-5500 (Collect Outside North America), or by email at enbridge@mackenziepartners.com.

Enbridge has supplied all information contained in or incorporated by reference into this Management Information Circular relating to Enbridge, and Spectra Energy has supplied all information contained in or incorporated by reference into this Management Information Circular relating to Spectra Energy. With respect to information relating to Spectra Energy, the Enbridge board of directors has relied exclusively upon Spectra Energy, without independent verification by Enbridge. Although Enbridge does not have any knowledge that would indicate that such information is untrue or incomplete, neither Enbridge nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Spectra Energy’s financial statements, or for the failure by Spectra Energy to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Spectra Energy, please refer to Spectra Energy’s filings with the SEC which may be obtained at http://www.sec.gov. Except as otherwise indicated, the information contained in, or that can be accessed through, the SEC’s website is not intended to be incorporated into this Management Information Circular.

Enbridge Shareholders should not construe the contents of this Management Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters which pertain to their individual circumstances.

Capitalized terms used in this Management Information Circular and not otherwise defined have the meanings set forth under the heading “Glossary of Terms”.

Cautionary Statement regarding Forward-Looking Statements

Certain information provided in this Management Information Circular, including documents incorporated by reference herein, constitutes forward-looking statements or information (collectively, “forward-looking statements”). This information has been included to provide readers with information about the Merger and Enbridge and Spectra Energy and their respective subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements included or incorporated by reference in this Management Information Circular include, but are not limited to, statements with respect to the following:

expectations regarding whether the transactions contemplated by the Merger Agreement, including the Merger, the issuance of Enbridge Common Shares and the By-law Amendment, will be completed, including whether conditions to the completion of such transactions will be satisfied, or the timing for completing such transactions; future composition of the Enbridge board of directors and senior management of Enbridge; expectations for the effects of the transactions or the ability of the combined company to successfully achieve strategic objectives, including integrating the respective businesses of Enbridge and Spectra Energy, or the effects of unexpected costs, liabilities or delays; anticipated impact of the Merger on Enbridge, future growth opportunities, business prospects, natural gas and crude oil supply and demand dynamics, regulatory proceedings, receipt of regulatory approvals, transaction synergies and other perceived benefits of the Merger; expected EBIT, expected earnings/(loss), expected earnings/(loss) per share, expected ACFFO and expected ACFFO per share; expected costs related to proposed projects and projects under construction; expected in-service dates for proposed projects and projects under construction; expected capital expenditures; future financing requirements and plans and expected future sources of financing; estimated future dividends and expectations regarding the impact of the dividend payout policy and dividend payout expectation; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; operations, maintenance and replacement timing and costs; and expectations regarding commodity prices and supply forecasts.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: expected timing and terms of the Merger; anticipated completion of the Merger; timely receipt of required regulatory, TSX, NYSE and shareholder/stockholder consents and approvals with respect to the Merger; the ability of the parties to the Merger to satisfy, in a timely manner, the other conditions to the closing; impact of the Merger; debt and equity market conditions; the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for proposed projects and projects under construction; anticipated in-service dates; weather; future cash flows; credit ratings; capital project funding; expected EBIT; expected earnings/(loss), expected earnings/(loss) per share, expected ACFFO; expected ACFFO per share; and estimated future dividends.

Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for Enbridge’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which Enbridge operates and may impact levels of demand for Enbridge’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected EBIT, earnings/(loss) and ACFFO and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on proposed projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Forward-looking statements of Enbridge are subject to risks and uncertainties pertaining to the possibility that the Merger does not close when expected or at all because required regulatory, shareholder/stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that Enbridge and Spectra Energy may be required to modify the terms and conditions of the Merger Agreement to achieve regulatory or shareholder/stockholder approval, or that the anticipated benefits of the Merger are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where Enbridge and Spectra Energy do business; general business and economic conditions in Canada, the United States and other countries in which Enbridge or Spectra Energy conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of competition in the markets in which Enbridge or Spectra Energy operate; the impact of changes in the laws and regulations regulating the oil and gas industries or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs in order to realize all of the anticipated benefits of the Merger; the risk that expected synergies and benefits of the Merger will not be realized within the expected time frame or at all; reputational risks; the outcome of various litigation and proceedings in which Enbridge or Spectra Energy are involved and the adequacy of reserves maintained therefor; and other factors that may affect future results of Enbridge or Spectra Energy, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future courses of action depend on management’s assessment of all information available at the relevant time.

Readers should be cautioned that there is no assurance that the Merger will be completed in the manner contemplated, or at all, or that the current market conditions and the assumptions and forecasts based on such market conditions will not materially change.

Non-GAAP Measures

This Management Information Circular contains references to adjusted EBIT, adjusted earnings/(loss) and ACFFO. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represent earnings or loss attributable to Enbridge Shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management of Enbridge believes the presentation of adjusted EBIT, adjusted earnings/(loss) and ACFFO gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of Enbridge. Management of Enbridge also uses ACFFO to assess the performance of Enbridge and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss) and ACFFO are not measures that have standardized meaning prescribed by U.S. GAAP and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

For a reconciliation of EBIT to earnings see Note 4 of the notes to Enbridge’s amended consolidated financial statements filed on SEDAR for the fiscal year ended December 31, 2015 and Note 3 of the notes to Enbridge’s unaudited interim condensed consolidated financial statements filed on SEDAR for the nine months ended September 30, 2016, both of which are incorporated by reference into this Management Information Circular. For a reconciliation of ACFFO to cash provided by operating activities (a U.S. GAAP measure) see “Non-GAAP Reconciliation – ACFFO” in Enbridge’s management discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2016 and “Non-GAAP Measures – Available Cash Flow from Operations” in Enbridge’s amended management discussion and analysis of financial condition and results of operations for the year ended December 31, 2015.

Notice to U.S. Securityholders

Enbridge is currently a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act. As a “foreign private issuer,” Enbridge is exempt from rules under the U.S. Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the U.S. Exchange Act. Accordingly, the solicitation contemplated herein is being made to Enbridge Shareholders resident in the U.S. only in accordance with applicable Canadian corporate and securities laws, and this Management Information Circular has been prepared in accordance with the disclosure requirements of applicable Canadian securities laws. Enbridge Shareholders resident in the U.S. should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Enbridge incorporated by reference herein and Spectra Energy attached as Schedule A and Schedule B to “Appendix F – Information Concerning Spectra Energy Corp” have been prepared in accordance with U.S. GAAP.

In connection with the Merger, Enbridge and Spectra Energy have filed relevant materials with the SEC, including an Enbridge U.S. registration statement on Form F-4 that includes a proxy statement of Spectra Energy and constitutes a prospectus of Enbridge (the “proxy statement/prospectus”), which will be the sole means pursuant to which Enbridge will offer any securities to U.S. holders of shares of Spectra Energy common stock in connection with the Merger.

Enbridge is organized under the laws of Canada. A substantial portion of Enbridge’s assets are located outside the U.S., and many of Enbridge’s directors and officers and some of the experts named in this Management Information Circular or documents incorporated by reference herein are residents of jurisdictions outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon Enbridge and those directors, officers and experts, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Enbridge and such directors, officers and experts under U.S. federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon the federal securities laws.

Information Incorporated by Reference

The following documents, filed with the securities commissions or similar regulatory authorities in Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Management Information Circular, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Management Information Circular or in any other subsequently filed document that is also incorporated by reference in this Management Information Circular:

1.	annual information form of Enbridge dated February 19, 2016 for the year ended December 31, 2015;

2.	amended consolidated comparative financial statements of Enbridge for the years ended December 31, 2015 and 2014 and the auditors’ report thereon;

3.	amended management’s discussion and analysis of financial condition and results of operations of Enbridge for the year ended December 31, 2015;

4.	unaudited interim comparative consolidated financial statements of Enbridge for the three and nine months ended September 30, 2016;

5.	management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2016;

6.	material change report of Enbridge filed on September 7, 2016 announcing the entering into of the Merger Agreement;

7.	management information circular of Enbridge dated March 8, 2016 relating to the annual meeting of Enbridge Shareholders held on May 12, 2016;

8.	the following sections of the annual report on Form 10-K of Spectra Energy for the year ended December 31, 2015:

(a)	Part I. Item 1A. Risk Factors (pages 27 to 32);

(b)	Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 35 to 63);

(c)	Part II. Item 9A. Controls and Procedures (pages 122 to 123);

9.	the following sections of the definitive proxy statement on Form DEF 14A of Spectra Energy filed March 16, 2016:

(a)	Information on our Nominees (pages 4 to 9);

(b)	Corporate Governance (pages 10 to 14);

(c)	Report of the Corporate Governance Committee (pages 15 to 17);

(d)	Director Compensation (page 18);

(e)	Report of the Audit Committee (page 22);

(f)	Compensation Discussion and Analysis (pages 34 to 51); and

(g)	Compensation Tables (pages 52 to 61);

10.	the following sections of the quarterly report on Form 10-Q of Spectra Energy for the quarter ended September 30, 2016:

(a)	Part I. Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations (pages 34 to 46);

(b)	Part I. Item 3. Quantitative and Qualitative Disclosures about Market Risk (page 46);

(c)	Part I. Item 4. Controls and Procedures (page 46);

(d)	Part II. Other Information (pages 47-49);

11.	current reports on Form 8-K of Spectra Energy filed March 1, 2016, April 8, 2016, May 2, 2016 (two Form 8-Ks), September 6, 2016, October 4, 2016 and November 2, 2016 (Item 8.01).

Any documents of the type referred to above, any audited annual consolidated financial statements, unaudited interim consolidated financial statements and related management’s discussion and analysis, any material change reports (except confidential material change reports) and business acquisition reports filed by Enbridge or Spectra Energy with the various securities commissions or similar authorities in Canada, which will be subsequently filed by Enbridge on SEDAR, after the date of this Management Information Circular and prior to the Effective Time, shall be deemed to be incorporated by reference into this Management Information Circular.

The foregoing documents may be viewed on SEDAR at http://www.sedar.com and are also available on request without charge from Enbridge’s Corporate Secretary by sending a written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to 1-403-231-5929, by calling 1-403-231-3900 or by sending an e-mail to corporatesecretary@enbridge.com.

Currency

All references in this Management Information Circular to dollars or “$” are to Canadian dollars, unless otherwise indicated. All references in this Management Information Circular to “US$” are to U.S. dollars.

Currency Exchange Rate Data

The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on November 10, 2016 was C$1.3475 = US$1.00.

	Period End	Average(1)	Low	High
Year ended December 31, (C$ per US$)
2015	1.3840	1.2787	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
2012	0.9949	0.9996	0.9710	1.0418
2011	1.0170	0.9891	0.9449	1.0604

	Low	High
Month ended, (C$ per US$)
October 2016	1.3104	1.3403
September 2016	1.2843	1.3248
August 2016	1.2775	1.3180
July 2016	1.2844	1.3225
June 2016	1.2695	1.3091
May 2016	1.2548	1.3136
April 2016	1.2544	1.3170

Note:

(1)	The average of the noon buying rates during the relevant period.

GLOSSARY OF TERMS

“2014 Spectra Energy PSU” means each outstanding Spectra Energy performance stock unit granted in the 2014 calendar year;

“2015 Spectra Energy PSU” means each outstanding Spectra Energy performance stock unit granted in the 2015 calendar year;

“ACFFO” means available cash flow from operations, as further described in the section entitled “Information Contained in Management Information Circular – Non-GAAP Measures”;

“acquisition proposal” has the meaning given to such term in the section entitled “The Merger Agreement – No Solicitation”;

“Advisory Compensation Proposal” means the proposal to Spectra Energy stockholders to consider and vote to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Spectra Energy to its named executive officers that is based on or otherwise relates to the Merger;

“alternative acquisition agreement” has the meaning given to such term in the section entitled “The Merger Agreement – Board of Directors Recommendations”;

“Amended By-law No. 1” means By-law No. 1, after giving effect to the By-law Amendment;

“Beneficial Shareholders” means Enbridge Shareholders who do not hold Enbridge Common Shares in their own name (i.e. non-registered Enbridge Shareholders);

“Broadridge” means Broadridge Financial Solutions, Inc.;

“By-law Amendment” means certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the Merger pursuant to the terms of the Merger Agreement;

“By-law Amendment Resolution” means an ordinary resolution of Enbridge Shareholders ratifying, confirming and approving certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the Merger pursuant to the terms of the Merger Agreement, as more fully described in the section entitled “General Information for the Meeting – By-law Amendment Resolution”;

“By-law No. 1” means General By-law No. 1 of Enbridge, before giving effect to the By-law Amendment;

“Canada Corporations Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and the regulations promulgated thereunder;

“Canada Transportation Act” means the Canada Transportation Act, S.C. 1996, c.10, and the regulations promulgated thereunder;

“Canada Transportation Act Approval” means written approval by the Minister of Transport under the Canada Transportation Act;

“Canadian Exchange Offer” refers to the offer by Enbridge to each Canadian Spectra Energy shareholder to purchase all of the shares of Spectra Energy common stock held by such Canadian Spectra Energy shareholder in exchange for the Merger Consideration;

“Canadian Spectra Energy shareholder” refers to each holder of Spectra Energy common stock who is (i) a resident of Canada for the purposes of the Canadian Tax Act or (ii) a partnership, at least one partner of which is a resident of Canada for the purposes of the Canadian Tax Act;

“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp), and the regulations promulgated thereunder;

“CFIUS” means the Committee on Foreign Investment in the United States;

“CFIUS Clearance” has the meaning given to such term in the section entitled “The Merger Agreement – Filings; Other Actions; Notification – CFIUS Clearance”;

“CFIUS Notice” has the meaning given to such term in the section entitled “The Merger – Regulatory Approvals Required for the Merger – CFIUS”;

“change of recommendation” has the meaning given to such term in the section entitled “The Merger Agreement – Board of Directors Recommendations”;

“Closing Date” refers to the date on which the Merger is completed;

“Code” means the Internal Revenue Code of 1986, as amended;

“Competition Act (Canada)” means the Competition Act, R.S.C. 1985, c. C-34, and the regulations promulgated thereunder;

“Competition Act (Canada) Clearance” has the meaning given to such term in the section entitled “Summary – Regulatory Approvals Required for the Merger”;

“Confidentiality Agreement” means the confidentiality agreement dated as of June 17, 2016, between Enbridge and Spectra Energy;

“continuing employees” has the meaning given to such term in the section entitled “The Merger Agreement – Employee Benefits”;

“Continuing Enbridge Directors” has the meaning given to such term in the section entitled “General Information for the Meeting – By-law Amendment Resolution”;

“Continuing Spectra Energy Directors” has the meaning given to such term in the section entitled “General Information for the Meeting – By-law Amendment Resolution”;

“Credit Suisse” means Credit Suisse Securities (Canada), Inc., one of Enbridge’s financial advisors engaged in connection with the Merger;

“D&O insurance” has the meaning given to such term in the section entitled “The Merger Agreement – Director & Officer Indemnification and Insurance”;

“DBRS” means DBRS Limited;

“divestiture action” has the meaning given to such term in the section entitled “The Merger Agreement – Filings; Other Actions; Notification – Certain Limitations on Spectra Energy’s and Enbridge’s Obligations to Obtain Antitrust Approvals”;

“divestiture agreement” has the meaning given to such term in the section entitled “The Merger Agreement – Filings; Other Actions; Notification – Antitrust Approvals”;

“DOJ” means the Antitrust Division of the U.S. Department of Justice;

“DPA” means the Defense Protection Act of 1950, as amended;

“DRIP” means Enbridge’s dividend reinvestment and share purchase plan;

“EBIT” means earnings before interest and taxes;

“Effective Time” refers to the time on the Closing Date at which the Merger becomes effective as specified in the certificate of merger of Spectra Energy and Merger Sub to be filed with the Secretary of State of the State of Delaware;

“Eligible Shares” means each share of Spectra Energy common stock issued and outstanding immediately prior to the Effective Time (other than shares of Spectra Energy common stock owned directly by Enbridge, Merger Sub or Spectra Energy, and in each case not held on behalf of third parties);

“Enbridge” means Enbridge Inc., a Canadian corporation;

“Enbridge board recommendation” refers to the recommendation of the Enbridge board of directors for the Enbridge Shareholders to vote to approve the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution;

“Enbridge Common Shares” means the common shares in the capital of Enbridge, without par value;

“Enbridge Common Share Issuance” means the issuance by Enbridge of common shares in the capital of Enbridge pursuant to the terms of the Merger Agreement;

“Enbridge Common Share Issuance Resolution” means an ordinary resolution of Enbridge Shareholders authorizing and approving the issuance by Enbridge of such number of common shares in the capital of Enbridge as is necessary pursuant to the terms of the Merger Agreement, as more fully described in the section entitled “General Information for the Meeting – Enbridge Common Share Issuance Resolution”;

“Enbridge DSU” means a notional share that has the same value as one Enbridge Common Share;

“Enbridge Shareholders” means the holders of Enbridge Common Shares;

“Enbridge Special Meeting” means the special meeting of the Enbridge Shareholders to be held at 1:00 p.m. (Calgary time) on December 15, 2016 at the Calgary Marriott Downtown Hotel, Kensington Room, 110 9th Avenue SE, Calgary, Alberta and any adjournments or postponements thereof to consider the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution;

“Enbridge Stock-Based RSU” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of Spectra Energy Equity Awards – Post - 2015 Performance Stock Units”;

“Enbridge termination fee” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement – Termination Fees”;

“Exchange Agent” refers to a nationally recognized financial institution or trust company selected by Enbridge with Spectra Energy’s prior approval;

“Exchange Ratio” refers to 0.984 of a validly issued, fully paid and non-assessable Enbridge Common Share for each share of Spectra Energy common stock;

“FERC” means the Federal Energy Regulatory Commission;

“forward-looking statements” has the meaning given to such term in the section entitled “Information Contained in Management Information Circular – Cautionary Statement regarding Forward-looking Statements”;

“FTC” means the Federal Trade Commission;

“Governance Committee” means the governance committee of the board of directors of Enbridge;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“intervening event” has the meaning given to such term in the section entitled “The Merger Agreement – Board of Directors Recommendations”;

“Management Information Circular” means this management information circular of Enbridge dated November 10, 2016, together with all appendices hereto and documents incorporated by reference herein;

“material adverse effect” has the meaning given to such term in the section entitled “The Merger Agreement – Material Adverse Effect”;

“McCarthy Tétrault” means McCarthy Tétrault LLP, Enbridge’s Canadian legal counsel engaged in connection with the Merger;

“Merger” refers to the proposed merger of Merger Sub with and into Spectra Energy, pursuant to which Spectra Energy will survive the merger as a direct wholly-owned subsidiary of Enbridge;

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of September 5, 2016, among Enbridge, Merger Sub and Spectra Energy, as it may be amended;

“Merger Consideration” refers to the conversion of each Eligible Share into the right to receive 0.984 of a validly issued, fully paid and non-assessable Enbridge Common Share;

“Merger Proposal” means the proposal to Spectra Energy stockholders to consider and vote to adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into Spectra Energy, with Spectra Energy surviving the Merger as a direct wholly-owned subsidiary of Enbridge;

“Merger Sub” refers to Sand Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Enbridge;

“Moody’s” means Moody’s Investor Service, Inc.;

“NEB” means the National Energy Board;

“NGL” means natural gas liquids;

“NYSE” means the New York Stock Exchange;

“Notice of Special Meeting” means the notice regarding the Enbridge Special Meeting accompanying this Management Information Circular;

“OEB” means the Ontario Energy Board;

“Post-2015 Spectra Energy PSU” means each outstanding Spectra Energy performance stock unit granted after December 31, 2015;

“proxy statement/prospectus” has the meaning given to such term in the section entitled “Information Contained in Management Information Circular – Notice to U.S. Securityholders”;

“RBC” means RBC Dominion Securities Inc., one of Enbridge’s financial advisors engaged in connection with the Merger;

“S&P” means Standard & Poor’s Ratings Services;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEP” means Spectra Energy Partners, LP;

“Specified Board Period” has the meaning given to such term in the section entitled “General Information for the Meeting – By-law Amendment Resolution”;

“Specified Chair Period” has the meaning given to such term in the section entitled “General Information for the Meeting – By-law Amendment Resolution”;

“Spectra Energy” refers to Spectra Energy Corp, a Delaware corporation;

“Spectra Energy board recommendation” refers to the recommendation of the Spectra Energy board of directors for the Spectra Energy stockholders to vote to adopt the Merger Agreement;

“Spectra Energy common stock” means the outstanding shares of Spectra Energy’s common stock, par value US$0.001 per share;

“Spectra Energy Designees” has the meaning given to such term in the section entitled “The Merger – Board of Directors and Management of Enbridge after the Merger – Board of Directors”;

“Spectra Energy option” means each outstanding option to purchase Spectra Energy common stock;

“Spectra Energy performance stock unit” means an outstanding performance stock unit denominated in shares of Spectra Energy common stock;

“Spectra Energy phantom unit” means each outstanding phantom unit denominated in Spectra Energy common stock;

“Spectra Energy Special Meeting” means the special meeting of the Spectra Energy stockholders to be held on December 15, 2016 at 2:00 p.m. (Central time) at 5400 Westheimer Court, Houston, Texas 77056 and any adjournments or postponements thereof to consider the Merger Proposal and the Advisory Compensation Proposal;

“Spectra Energy stockholders” refers to the holders of Spectra Energy common stock, par value US$0.001 per share;

“Spectra Energy termination fee” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement – Termination Fees”;

“Sullivan & Cromwell” means Sullivan & Cromwell LLP, Enbridge’s outside U.S. legal counsel engaged in connection with the Merger;

“superior proposal” has the meaning given to such term in the section entitled “The Merger Agreement – No Solicitation”;

“Surviving Corporation” has the meaning given to such term in the section entitled “Summary – The Merger and the Merger Agreement”;

“tail period” has the meaning given to such term in the section entitled “The Merger Agreement – Director & Officer Indemnification and Insurance”;

“TSX” means the Toronto Stock Exchange;

“Union Gas” means Union Gas Limited, a subsidiary of Spectra Energy;

“U.S. GAAP” means accounting principles generally accepted in the United States;

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

“Wachtell Lipton” means Wachtell, Lipton, Rosen & Katz, Spectra Energy’s outside U.S. legal counsel engaged in connection with the Merger.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ENBRIDGE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger and matters to be addressed at the Enbridge Special Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Merger, you should carefully read this entire Management Information Circular, including the attached appendices, as well as the documents that have been incorporated by reference into this Management Information Circular. For more information, see the section entitled “Information Contained in Management Information Circular”.

Q: What is the Merger?

On September 5, 2016, Enbridge entered into the Merger Agreement among Enbridge, Merger Sub and Spectra Energy. The Merger Agreement provides for the combination of Enbridge and Spectra Energy through a share-for-share merger, after which Spectra Energy will become a direct wholly-owned subsidiary of Enbridge.

Q: When and where will the Enbridge Special Meeting be held?

The Enbridge Special Meeting will be held on December 15, 2016 at 1:00 p.m. (Calgary time) at the Calgary Marriott Downtown Hotel, Kensington Room, 110 9th Avenue SE, Calgary, Alberta.

Q: Why is the Enbridge Special Meeting being held?

The Enbridge Special Meeting is being held so that Enbridge Shareholders may consider, and if deemed advisable, pass with or without variation, the following ordinary resolutions:

1.

Enbridge Common Share Issuance Resolution: authorizing and approving the issuance by Enbridge of such number of common shares in the capital of Enbridge as shall be necessary pursuant to the terms of the Merger Agreement; and

2.

By-law Amendment Resolution: ratifying, confirming and approving certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the Merger pursuant to the terms of the Merger Agreement.

The Merger cannot be completed without Enbridge Shareholders approving both the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution.

Q: Why am I receiving this Notice of Special Meeting and Management Information Circular?

As required by law, you are receiving this Notice of Special Meeting and Management Information Circular in connection with the solicitation by or on behalf of the Enbridge board of directors and management of Enbridge of proxies of Enbridge Shareholders to vote FOR the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution.

Q: Does the Enbridge board of directors recommend that I vote FOR the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution?

Yes. At its meeting held on September 5, 2016, after due consideration and consultation with Enbridge’s management and outside legal and financial advisors, the Enbridge board of directors unanimously determined, by all directors present, that the Merger is in the best interests of Enbridge and resolved to recommend that Enbridge Shareholders vote in favour of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. The board of directors of Enbridge recommends that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance Resolution and FOR the By-law Amendment Resolution.

Q: How will Enbridge’s directors and executive officers vote?

It is expected that the Enbridge directors and executive officers who are Enbridge Shareholders will vote FOR the Enbridge Common Share Issuance Resolution and FOR the By-law Amendment Resolution, although none of them has entered into any agreement requiring them to do so.

As of the record date for the Enbridge Special Meeting, the Enbridge directors and executive officers had the right to vote approximately 1,524,040 Enbridge Common Shares, representing approximately 0.16% of the Enbridge Common Shares then outstanding and entitled to vote at the Enbridge Special Meeting.

Q: What are Enbridge’s reasons for the Merger?

In approving the Merger Agreement, the Enbridge board of directors considered the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of Enbridge and Spectra Energy, with a view to the best interests of Enbridge and its stakeholders, including Enbridge Shareholders, employees, debtholders and other creditors, customers, governments and the environment, among others. A detailed description of the factors that the Enbridge board of directors considered is included at the section entitled “The Merger – Enbridge’s Reasons for the Merger”. After consideration of the various factors, the Enbridge board of directors determined that, overall, the potential benefits of the Merger outweighed the potential risks.

Q: What will Spectra Energy stockholders receive if the Merger is completed?

If the Merger is completed, Spectra Energy stockholders will receive 0.984 of an Enbridge Common Share for each share of Spectra Energy common stock that they own. This Exchange Ratio is fixed and will not be adjusted to reflect changes in the price of Spectra Energy common stock or Enbridge Common Shares prior to the completion of the Merger. The Enbridge Common Shares issued in connection with the Merger will be listed on the TSX and the NYSE.

Q: What is the maximum number of Enbridge Common Shares issuable pursuant to the Merger Agreement?

Based on the number of shares of Spectra Energy common stock, stock options, phantom units, performance stock units and certain other equity-based awards outstanding as of October 31, 2016, Enbridge will issue approximately 694,771,332 Enbridge Common Shares to Spectra Energy stockholders pursuant to the Merger Agreement. The actual number of Enbridge Common Shares to be issued pursuant to the Merger Agreement will be determined at the Effective Time based on the Exchange Ratio, the number of shares of Spectra Energy common stock outstanding at such time and the number of Spectra Energy stock options, phantom units, performance stock units and certain other equity-based awards outstanding at such time.

Q: Following the completion of the Merger, what percentage of the outstanding shares of the combined company will Spectra Energy stockholders own?

Enbridge expects that, immediately following completion of the Merger, former holders of Spectra Energy common stock will hold approximately 42.38% (on a fully diluted basis) of the outstanding Enbridge Common Shares.

Q: Is the obligation of each of Enbridge and Spectra Energy to complete the Merger subject to any conditions?

Yes. The completion of the Merger is subject to the satisfaction or waiver of a number of conditions including, among others, (i) the adoption of the Merger Agreement by an affirmative vote of the holders of a majority of all of the outstanding shares of Spectra Energy common stock entitled to vote at the Spectra Energy Special Meeting, (ii) the approval of each of the issuance of Enbridge Common Shares in connection with the Merger and the By-law Amendment by a majority of the votes cast in respect of such matters by holders of Enbridge Common Shares present in person or represented by proxy at the Enbridge Special Meeting, (iii) the approval for listing on the NYSE and the TSX of the Enbridge Common Shares to be issued to Spectra Energy stockholders in connection with the Merger, subject to official notice of issuance, (iv) the expiration or early termination of the applicable waiting period under the HSR Act, (v) receipt of the Competition Act (Canada) Clearance, (vi) receipt of the Canada Transportation Act Approval, (vii) approval by CFIUS, (viii) the absence of any law, injunction or other order that prohibits the completion of the Merger, (ix) the absence of proceedings by certain governmental antitrust entities relating to the Merger or the other transactions contemplated by the Merger Agreement that could subject Enbridge or Spectra Energy or any of their respective subsidiaries, directors, officers or employees to criminal or quasi-criminal penalties or material monetary sanctions, (x) the Enbridge U.S. registration statement on Form F-4 having been declared effective by the SEC and (xi) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party’s material compliance with its covenants and agreements contained in the Merger Agreement. For a more detailed discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement — Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q: Are there risks associated with the Merger?

Yes. Before making a decision on whether and how to vote, you are urged to carefully read the section entitled “Risk Factors.”

Q: When will the Merger be completed?

Enbridge and Spectra Energy are working to complete the Merger as quickly as possible. In addition to regulatory and shareholder/stockholder approvals, other important conditions to the completion of the Merger exist. Assuming the satisfaction of all necessary conditions, Enbridge expects to complete the Merger in the first quarter of 2017. The Merger Agreement contains an outside date and time of 5:00 p.m. Eastern Time on March 31, 2017 for the completion of the Merger, which may be extended by intervals of three months, up to a date not beyond December 29, 2017, by either Enbridge or Spectra Energy in certain circumstances. For a discussion of the conditions to the completion of the Merger, see the sections entitled “The Merger — Regulatory Approvals Required for the Merger” and “The Merger Agreement — Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q: What happens if the Merger is not completed?

If the Merger is not completed for any reason, Spectra Energy stockholders will not receive any consideration for their Spectra Energy common stock, and Enbridge and Spectra Energy will each remain public companies independent of one another.

Q: Who is entitled to vote at the Enbridge Special Meeting?

Only Enbridge Shareholders of record at the close of business on November 7, 2016, which is the record date for the Enbridge Special Meeting, are entitled to notice of the Enbridge Special Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on November 7, 2016, there were issued and outstanding a total of 938,681,216 Enbridge Common Shares. Each issued and outstanding Enbridge Common Shares on the record date is entitled to one vote on each of the resolutions to be considered and voted on at the Enbridge Special Meeting.

Q: What is the quorum for the Enbridge Special Meeting?

At least three persons holding, or representing by proxy, at least 25% of the issued and outstanding Enbridge Common Shares entitled to vote at the Enbridge Special Meeting must be present at the Enbridge Special Meeting in order to constitute a quorum. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Q: What vote is required to approve each resolution?

The Merger cannot be completed without Enbridge Shareholders approving the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Approval of each of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution requires the affirmative vote of a majority of the votes cast in respect of the respective resolutions by holders of Enbridge Common Shares present in person or represented by proxy at the Enbridge Special Meeting. The board of directors of Enbridge recommends that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance Resolution and FOR the By-law Amendment Resolution.

Your vote is very important, regardless of the number of Enbridge Common Shares you own. Whether or not you expect to attend in person, you should authorize a proxy to vote your Enbridge Common Shares as promptly as possible so that your Enbridge Common Shares may be represented and voted at the Enbridge Special Meeting.

Q: How do I vote my Enbridge Common Shares?

Enbridge Shareholders whose Enbridge Common Shares are registered in their names may vote their Enbridge Common Shares in the following ways:

•	Telephone: using a touch-tone telephone by calling 1-888-489-7352 (toll-free).

•	Internet: through the internet at http://www.cstvotemyproxy.com.

•	Mail or Fax: by completing the enclosed form of proxy and signing, dating and returning the form of proxy using the enclosed return envelope or sending it to:

CST Trust Company

Attention: Proxy Department

P.O. Box 721

Agincourt, Ontario, M1S 0A1

Attention: Proxy Department

Fax: 1-866-781-3111 (toll-free in North America; outside of North America: 1-416-368-2502)

•	In Person: attending the Enbridge Special Meeting and voting in person.

If your Enbridge Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should have received a package of materials from your nominee and you should follow the instructions therein. In addition, Beneficial Shareholders may be contacted by Kingsdale Shareholder Services and MacKenzie Partners Inc., Enbridge’s strategic advisors and proxy solicitation agents, to conveniently obtain a vote directly over the telephone. Beneficial Shareholders who wish to attend the Enbridge Special Meeting and indirectly vote their Enbridge Common Shares may only do so as proxyholder for the registered Enbridge Shareholder.

Q: What is a proxy?

A proxy is your legal designation of another person, referred to as a “proxyholder,” to vote your Enbridge Common Shares. The document used to designate a proxyholder to vote your Enbridge Common Shares is called a “form of proxy”.

Q: Can I appoint someone other than the person(s) designated by management of Enbridge to vote my Enbridge Common Shares?

Yes. An Enbridge Shareholder who wishes to appoint some other person (who is not required to be an Enbridge Shareholder) as his or her representative at the Enbridge Special Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing a proper proxy. Such Enbridge Shareholder should notify the nominee of his or her appointment and instruct the nominee on how the Enbridge Common Shares are to be voted.

Q: If I am not going to attend the Enbridge Special Meeting, should I return my form of proxy or otherwise vote my Enbridge Common Shares?

Yes. Completing, signing, dating and returning the form of proxy by mail or fax, submitting a proxy by calling the toll-free number shown on the form of proxy or submitting a proxy by visiting the website shown on the form of proxy ensures that your shares will be represented and voted at the Enbridge Special Meeting, even if you otherwise do not attend.

Q: Can I change my vote?

Yes. If you are a registered Enbridge Shareholder, you can change a vote you made by proxy by voting again on the internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and mailing it or faxing it to CST Trust Company. Your new instructions will revoke your earlier instructions. CST Trust Company must receive your new instructions by 6:00 p.m. (Calgary time) on December 13, 2016 regardless of the voting method you choose. If the Enbridge Special Meeting is adjourned or postponed, CST Trust Company must receive your new instructions by 6:00 p.m. (Calgary time) two business days before the Enbridge Special Meeting is reconvened.

If you are a Beneficial Shareholder, contact your nominee for instructions on how to change your vote.

Q: Can I revoke my vote?

Yes. If you are a registered Enbridge Shareholder, you can revoke a vote you made by proxy by:

•

sending CST Trust Company notice in writing (from you or a person authorized to sign on your behalf). CST Trust Company must receive it by 6:00 p.m. (Calgary time) on December 14, 2016, or by 6:00 p.m. (Calgary time) on the business day before the meeting is reconvened if it was adjourned or postponed. Send your notice to CST Trust Company, at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department or by fax: 1-866-781-3111 (toll-free in North America; outside of North America: 1-416-368-2502);

•

giving your notice to the Chair of the Enbridge Special Meeting before the start of the meeting. If you give the Chair of the Enbridge Special Meeting your notice after the meeting has started, your revocation will apply only to the items of business that have not already been voted on; or

•	in any other manner permitted by law.

If your Enbridge Common Shares are owned by a corporation, your notice must be executed under corporate seal or by a duly authorized officer or attorney of the corporation.

If you are a Beneficial Shareholder, contact your nominee for instructions on how to revoke your vote.

Q: What do I need to do now in order to vote on the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution?

You should carefully read and consider the information contained in this Management Information Circular. Registered Enbridge Shareholders should then complete, sign and date the enclosed form of proxy and return it in the enclosed return envelope or by fax: 1-866-781-3111 (toll-free in North America; outside of North America: 1-416-368-2502), so that your Enbridge Common Shares may be voted at the Enbridge Special Meeting. To vote by internet, please access http://www.cstvotemyproxy.com and follow the online voting instructions. To vote using the telephone voting services, call 1-888-489-7352 (toll-free). Please complete and deliver your proxy or voting instruction form prior to 6:00 p.m. (Calgary time) on December 13, 2016, to ensure your representation at the Enbridge Special Meeting.

If your Enbridge Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should follow the instructions provided by your nominee to ensure your vote is counted at the Enbridge Special Meeting.

Q: Who can answer my questions?

If you have any questions about the information contained in this Management Information Circular or require assistance in completing your form of proxy or voting instruction form, please contact Enbridge’s strategic advisors and proxy solicitation and information agents:

•

Canada and outside North America: Kingsdale Shareholder Services, by telephone at 1-888-518-1554 (North American Toll Free) or 1-416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

•	United States: MacKenzie Partners, Inc., by telephone at 1-800-322-2885 (North American Toll Free) or 1-212-929-5500 (Collect Outside North America), or by email at enbridge@mackenziepartners.com.

Q: Where can I find more information about Enbridge, Spectra Energy and the transactions contemplated by the Merger Agreement?

You can find out more information about Enbridge, Spectra Energy and the transactions contemplated by the Merger Agreement by reading this Management Information Circular and from various sources described in the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information.”

SUMMARY

The following is a summary of certain information contained elsewhere in this Management Information Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Management Information Circular, including the appendices hereto and the documents incorporated by reference herein. It is recommended that Enbridge Shareholders read this Management Information Circular and consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Enbridge Special Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary of Terms”.

The Enbridge Special Meeting

Time, Date and Place of Meeting

The Enbridge Special Meeting will be held on December 15, 2016 at 1:00 p.m. (Calgary time) at the Calgary Marriott Downtown Hotel, Kensington Room, 110 9th Avenue SE, Calgary, Alberta.

Purpose of the Meeting

At the Enbridge Special Meeting, Enbridge Shareholders will be asked to consider, and if deemed advisable, pass with or without variation, the following ordinary resolutions:

1.

Enbridge Common Share Issuance Resolution: authorizing and approving the issuance by Enbridge of such number of common shares in the capital of Enbridge as shall be necessary pursuant to the terms of the Merger Agreement; and

2.

By-law Amendment Resolution: ratifying, confirming and approving certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the Merger pursuant to the terms of the Merger Agreement.

The Merger cannot be completed without Enbridge Shareholders approving both the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. See “General Information for the Meeting – Enbridge Common Share Issuance Resolution” and “General Information for the Meeting – By-law Amendment Resolution”.

Record Date and Enbridge Shareholders Entitled to Vote

The directors of Enbridge have fixed November 7, 2016 as the record date. Enbridge Shareholders of record at the close of business on November 7, 2016 are entitled to notice of the Enbridge Special Meeting and to vote thereat or at any adjournment or postponement thereof.

As of the close of business on November 7, 2016, there were issued and outstanding a total of 938,681,216 Enbridge Common Shares. Each issued and outstanding Enbridge Common Shares on the record date is entitled to one vote on each of the resolutions to be considered and voted on at the Enbridge Special Meeting. As of the date of this Management Information Circular, there are also 18 series of preference shares issued and outstanding. The issued and outstanding preference shares do not have voting rights and none will be voting at the Enbridge Special Meeting.

Quorum

At least three persons holding, or representing by proxy, at least 25% of the issued and outstanding Enbridge Common Shares entitled to vote at the Enbridge Special Meeting must be present at the Enbridge Special Meeting in order to constitute a quorum. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum. See “General Information for the Meeting – Quorum”.

Required Vote

The Merger cannot be completed without Enbridge Shareholders approving the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Approval of each of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution requires the affirmative vote of a majority of the votes cast in respect of the respective resolutions by holders of Enbridge Common Shares present in person or represented by proxy at the Enbridge Special Meeting.

Voting by Directors and Executive Officers

As of the record date for the Enbridge Special Meeting, the Enbridge directors and executive officers had the right to vote approximately 1,524,040 Enbridge Common Shares, representing approximately 0.16% of the Enbridge Common Shares then outstanding and entitled to vote at the Enbridge Special Meeting. It is expected that the Enbridge directors and executive officers who are Enbridge Shareholders will vote FOR the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution, although none of them has entered into any agreement requiring them to do so.

Proxy solicitation agents

If you have any questions about the Merger, the other transactions contemplated by the Merger Agreement, including the Enbridge Common Share Issuance Resolution or the By-law Amendment, the Enbridge Special Meeting or the proxy materials or if you need assistance submitting your proxy or voting your Enbridge Common Shares or need additional copies of this document or the enclosed form of proxy, you should contact Enbridge’s strategic advisors and proxy solicitation and information agents:

•

Canada and outside North America: Kingsdale Shareholder Services, by telephone at 1-888-518-1554 (North American Toll Free) or 1-416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

•	United States: MacKenzie Partners, Inc., by telephone at 1-800-322-2885 (North American Toll Free) or 1-212-929-5500 (Collect Outside North America), or by email at enbridge@mackenziepartners.com.

The Spectra Energy Special Meeting and Stockholder Approval

The Spectra Energy Special Meeting will be held on December 15, 2016 at 2:00 p.m. (Central time) at 5400 Westheimer Court, Houston, Texas 77056. At the Spectra Energy Special Meeting, Spectra Energy stockholders will be asked to consider and vote on the following proposals:

1.

Merger Proposal: to adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into Spectra Energy. Spectra Energy will survive the Merger as a direct wholly-owned subsidiary of Enbridge; and

2.

Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Spectra Energy to its named executive officers that is based on or otherwise relates to the Merger.

A majority of the shares entitled to vote must be present in person or by proxy at the Spectra Energy Special Meeting in order to constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Spectra Energy common stock. The approval of the Merger Proposal is a condition to the obligations of Enbridge and Spectra Energy to complete the Merger.

Approval, on an advisory (non-binding) basis, of the Advisory Compensation Proposal requires the affirmative vote of holders of a majority of the shares of Spectra Energy common stock that are present at the Spectra Energy Special Meeting in person or by proxy and are entitled to vote on the Advisory Compensation Proposal. The approval of the Advisory Compensation Proposal is not a condition to the obligations of Enbridge or Spectra Energy to complete the Merger and is not binding on Enbridge or Spectra Energy following the Merger.

The Spectra Energy board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Spectra Energy and its stockholders, and has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Spectra Energy board of directors recommended that Spectra Energy stockholders vote for the approval of both the Merger Proposal and the Advisory Compensation Proposal.

In connection with the Merger and the Spectra Energy Special Meeting, Enbridge and Spectra Energy have filed with the SEC the proxy statement/prospectus.

Information about the Companies

Enbridge Inc.

Enbridge was incorporated under the Companies Ordinance of the Northwest Territories and was continued under the Canada Corporations Act. Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. Enbridge also has significant and growing involvement in natural gas gathering, transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in nearly 2,000 MW of net renewable and alternative energy generating capacity which is operating, secured or under construction, and Enbridge continues to expand its interests in wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States. Enbridge holds all of the common stock of Merger Sub, a direct wholly-owned subsidiary formed in Delaware for the sole purpose of completing the Merger.

Enbridge is a public company trading on both the TSX and the NYSE under the ticker symbol “ENB”. Enbridge’s principal executive offices are located at 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is 1-403-231-3900.

Additional information about Enbridge can be found on its website at http://www.enbridge.com. The information contained in, or that can be accessed through, Enbridge’s website is not intended to be incorporated into this Management Information Circular. For additional information about Enbridge, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information” and “Appendix G – Information Concerning Enbridge Inc.”.

Sand Merger Sub, Inc.

Merger Sub, a Delaware corporation and a direct wholly-owned subsidiary of Enbridge, was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Spectra Energy. As a result, Spectra Energy will survive the Merger as a direct wholly-owned subsidiary of Enbridge. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is 1-403-231-3900.

Spectra Energy Corp

Spectra Energy is a Delaware corporation. Spectra Energy, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets and is one of North America’s leading natural gas infrastructure companies. Spectra Energy also owns and operates a crude oil pipeline system that connects Canadian and U.S. producers to refineries in the U.S. Rocky Mountain and Midwest regions. For over a century, Spectra Energy and its predecessor companies have developed critically important pipelines and related energy infrastructure connecting natural gas supply sources to premium markets. Spectra Energy currently operates in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. Spectra Energy provides transmission and storage of natural gas to customers in various regions of the northeastern and southeastern U.S., the Maritime Provinces in Canada, the Pacific Northwest in the U.S. and Canada, and in the Province of Ontario, Canada. Spectra Energy also provides natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. Spectra Energy also owns a 50% interest in DCP Midstream, LLC, based in Denver, Colorado, one of the leading natural gas gatherers in the U.S., and one of the largest U.S. producers and marketers of natural gas liquids.

Spectra Energy is a public company trading on the NYSE under the ticker symbol “SE”. Spectra Energy’s principal executive offices are located at 5400 Westheimer Court, Houston, Texas 77056, and its telephone number is 1-713-627-5400.

Additional information about Spectra Energy can be found on its website at http://www.spectraenergy.com. The information contained in, or that can be accessed through, Spectra Energy’s website is not intended to be incorporated into this Management Information Circular. For additional information about Spectra Energy, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information” and “Appendix F – Information Concerning Spectra Energy Corp”.

Risk Factors

The Merger and the transactions contemplated by the Merger Agreement involve risks, some of which are related to the Merger. In considering the Merger and the transactions contemplated by the Merger Agreement, including whether to vote for the Enbridge Common Share Issuance Resolution or the By-law Amendment Resolution, Enbridge Shareholders should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included or incorporated by reference in this Management Information Circular.

The Merger and the Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub, a direct wholly-owned subsidiary of Enbridge, will merge with and into Spectra Energy. As a result, Spectra Energy will continue as the surviving corporation in the Merger, become a direct wholly-owned subsidiary of Enbridge and cease to be a publicly traded company (Spectra Energy is referred to in such capacity as the “Surviving Corporation”).

The terms and conditions of the Merger are contained in the Merger Agreement. The terms of the Merger Agreement are summarised at the section entitled “The Merger Agreement” and a complete copy of the Merger Agreement is attached as “Appendix A – Merger Agreement”. Enbridge Shareholders are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger. All descriptions in this Management Information Circular of the terms and conditions of the Merger are qualified by reference to the Merger Agreement.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Spectra Energy common stock issued and outstanding immediately prior to the Effective Time (other than Spectra Energy common stock owned directly by Enbridge, Merger Sub or Spectra Energy, and in each case not held on behalf of third parties) will be converted into, and become exchangeable for, 0.984 of a validly issued, fully paid and non-assessable Enbridge Common Share (i.e. the Merger Consideration).

Based on the number of shares of Spectra Energy common stock, stock options, phantom units, performance stock units and certain other equity-based awards outstanding as of October 31, 2016, Enbridge will issue approximately 694,771,332 Enbridge Common Shares to Spectra Energy stockholders pursuant to the Merger Agreement. The actual number of Enbridge Common Shares to be issued pursuant to the Merger Agreement will be determined at the Effective Time based on the Exchange Ratio, the number of shares of Spectra Energy common stock outstanding at such time and the number of Spectra Energy stock options, phantom units, performance stock units and certain other equity-based awards outstanding at such time. Based on the number of shares of Spectra Energy common stock outstanding as of October 31, 2016, and the number of Enbridge Common Shares outstanding as of October 31, 2016, immediately after completion of the Merger, former Spectra Energy stockholders would own approximately 42.54% of the outstanding Enbridge Common Shares on a fully-diluted basis (42.38% on a basic basis).

For a full description of the treatment of Spectra Energy options, phantom units, performance stock units and other equity-based awards, see the sections entitled “The Merger Agreement -Treatment of Spectra Energy Equity Awards” and “The Merger Agreement - Merger Consideration.”

Enbridge’s Board of Directors’ Recommendation

At its meeting held on September 5, 2016, having undertaken a review of, and carefully considered, information concerning Spectra Energy, the proposed Merger and alternatives, including in-depth consultation with Enbridge’s management and Enbridge’s legal and financial advisors (including, among other things, a review and consideration of the opinion of Credit Suisse and the opinion of RBC), and consideration of such other matters as the board of directors of Enbridge considered relevant, the Enbridge board of directors unanimously determined, by all directors present, that the Merger is in the best interests of Enbridge and resolved to recommend that Enbridge Shareholders vote in favour of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Accordingly, the board of directors of Enbridge recommends that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance Resolution and FOR the By-law Amendment Resolution.

For further information regarding Enbridge’s reasons for the Merger, see the section entitled “The Merger – Enbridge’s Reasons for the Merger”.

Opinions of Enbridge’s Financial Advisors

Opinion of Credit Suisse

Enbridge engaged Credit Suisse as one of its financial advisors in connection with the proposed Merger. On September 5, 2016, Credit Suisse rendered its oral opinion to the Enbridge board of directors (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, as of such date, and based upon and subject to the procedures followed and the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Canadian Exchange Offer and in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Enbridge. Credit Suisse’s opinion was only one of many factors considered by the Enbridge board of directors in evaluating the Merger and was not determinative of the views of the Enbridge board of directors with respect to the Merger or the Exchange Ratio.

Credit Suisse’s opinion was directed to the Enbridge board of directors and addressed only the fairness, from a financial point of view, to Enbridge, of the Exchange Ratio in the Canadian Exchange Offer and in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any related matter. The summary of Credit Suisse’s opinion in this Management Information Circular is qualified in its entirety by reference to the full text of Credit Suisse’s opinion, which is included as “Appendix C – Opinion of Credit Suisse Securities (Canada), Inc.” to this Management Information Circular and sets forth the procedures followed and the assumptions, qualifications, limitations and other matters considered by Credit Suisse in connection with the preparation of its opinion. Credit Suisse’s opinion was furnished for the use of the Enbridge board of directors (solely in its capacity as such) in connection with its evaluation of the Merger, and the opinion is subject to the limitations and qualifications contained therein. Credit Suisse’s opinion does not constitute a recommendation to the Enbridge board of directors or any other person as to how to act or vote with respect to the Merger, the Enbridge Common Share Issuance Resolution or any related matter.

Opinion of RBC

The Enbridge board of directors engaged RBC as one of its financial advisors to provide advice and assistance in evaluating the Merger. In connection with this engagement, on September 5, 2016, RBC rendered to the Enbridge board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated September 5, 2016, to the effect that, as of such date, and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the rendering of such opinion, the Exchange Ratio was fair, from a financial point of view, to Enbridge. RBC’s opinion was only one of many factors considered by the Enbridge board of directors in evaluating the Merger and was not determinative of the views of the Enbridge board of directors with respect to the Merger or the Exchange Ratio set forth in the Merger Agreement.

The full text of the written opinion of RBC dated September 5, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the rendering of such opinion, is attached as “Appendix D – Opinion of RBC Dominion Securities Inc.” to this Management Information Circular and should be read carefully and in its entirety. RBC provided its opinion for the use of the Enbridge board of directors in connection with its consideration of the Merger and the opinion is subject to the limitations and qualifications contained therein. The opinion of RBC does not constitute a recommendation to any Enbridge Shareholder as to how such shareholder should vote with respect to the Enbridge Common Share Issuance Resolution or any other matter.

Impact on Credit Ratings

In connection with its evaluation of the Merger, Enbridge considered the potential impact of the Merger on its credit ratings.

On September 6, 2016, following the announcement of the Merger, S&P affirmed its “BBB+” long-term corporate credit and senior unsecured debt ratings on Enbridge and confirmed that the outlook was stable.

On September 6, 2016, following the announcement of the Merger, DBRS placed Enbridge’s credit ratings on “Under Review with Developing Implications” and indicated that it would soon provide updated commentary on the potential impacts of the Merger on Enbridge. On September 8, 2016, DBRS confirmed that it would maintain the existing ratings of Enbridge and maintain Enbridge’s credit ratings as “Under Review with Developing Implications”. DBRS indicated that it expects to confirm Enbridge’s ratings with stable trends in the event that the Merger is completed as contemplated.

On September 6, 2016, following the announcement of the Merger, Moody’s affirmed the “Baa2” senior unsecured rating for Enbridge and indicated that the rating outlook for Enbridge remained negative. Moody’s indicated that it is maintaining a negative rating outlook for Enbridge until Enbridge executes the Merger, its capital program in 2017 and certain deleveraging plans.

Accounting Treatment of the Merger

In accordance with U.S. GAAP, the Merger will be accounted for as a business combination applying the acquisition method of accounting. Accordingly, the aggregate fair value of the Merger Consideration paid by Enbridge in connection with the Merger will be allocated to Spectra Energy’s net assets based on their fair values as of the completion of the transaction. The excess of the total purchase consideration over the fair value of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in Spectra Energy will be allocated to goodwill. The results of operations of Spectra Energy will be included in Enbridge’s consolidated results of operations only for periods subsequent to the completion of the Merger.

Listing of Enbridge Common Shares

Enbridge Common Shares are currently listed on the TSX and the NYSE under the ticker symbol “ENB”. Spectra Energy common stock is currently listed on the NYSE under the ticker symbol “SE”.

It is a condition to the completion of the Merger that the Enbridge Common Shares issued pursuant to the Merger Agreement are approved for listing on the NYSE and the TSX, subject to official notice of issuance. Enbridge must use its best efforts to obtain the listing and admission for trading of the Enbridge Common Shares issued as Merger Consideration on both the NYSE and the TSX.

The TSX has conditionally approved the listing of the Enbridge Common Shares to be issued to Spectra Energy stockholders pursuant to the Merger Agreement, which Enbridge Common Shares will be registered in the U.S. pursuant to the Enbridge U.S. registration statement on Form F-4. Listing of such Enbridge Common Shares is subject to Enbridge fulfilling all of the requirements of the TSX on or before the business day following the Closing Date. Enbridge is required under the terms of the Merger Agreement to apply to the NYSE to list the Enbridge Common Shares to be issued to Spectra Energy stockholders pursuant to the Merger Agreement on the NYSE, which Enbridge Common Shares will be registered in the U.S. pursuant to the Enbridge U.S. registration statement on Form F-4. Listing will be subject to Enbridge fulfilling all the listing requirements of the NYSE. There can be no assurance that the Enbridge Common Shares will be accepted for listing on the TSX or the NYSE.

Delisting and Deregistration of Spectra Energy Common Stock

As promptly as practicable after the Effective Time, and in any event no more than 10 days after the Effective Time, Spectra Energy common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Regulatory Approvals Required for the Merger

To complete the Merger, Enbridge and Spectra Energy must make certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration or termination of waiting periods from U.S. and Canadian governmental and regulatory bodies, including antitrust and other regulatory authorities. Enbridge is not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the completion of the Merger other than those described below and in the section entitled “The Merger – Regulatory Approvals Required for the Merger”.

Completion of the Merger is subject to antitrust review in the United States and Canada. Under the HSR Act and the rules promulgated thereunder, the Merger cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the FTC and the DOJ and until the applicable waiting period (or any extension of the waiting period) has expired or has been terminated.

The Merger cannot be completed until the parties to the Merger Agreement have given notifications and furnished information to the Canadian Competition Bureau and until any of the following occurs (the “Competition Act (Canada) Clearance”): (i) the issuance of an advance ruling certificate by the Commissioner of Competition pursuant to section 102 of the Competition Act (Canada), (ii) Enbridge and Spectra Energy have given the notice required under section 114 of the Competition Act (Canada) and the applicable waiting period under section 123 of the Competition Act (Canada) (or any extension of the waiting period) has expired or has been terminated, or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act (Canada), and, in the case of (ii) or (iii), Enbridge has been advised in writing by the Commissioner of Competition that he does not intend to make an application under section 92 of the Competition Act (Canada).

On October 3, 2016, Enbridge and Spectra Energy each filed a pre-merger notification and report form under the HSR Act.

On October 3, 2016, Enbridge and Spectra Energy each filed pre-merger notifications and Enbridge filed a request for an advance ruling certificate under the Competition Act (Canada). On November 2, 2016, Spectra Energy and Enbridge received a request for additional information and documentary material from the FTC (the “Second Request”) and a Supplementary Information Request from the Canadian Competition Bureau in connection with the FTC’s and Canadian Competition Bureau’s reviews, respectively, of the Merger. The Second Request was issued under the notification requirements of the HSR Act and the Supplementary Information Request was issued under the Competition Act (Canada). Issuance of the Second Request and the Supplementary Information Request is a standard part of the regulatory process. The effect of the Second Request and the Supplementary Information Request is to extend the waiting period under the HSR Act and Competition Act (Canada), respectively, until thirty days after Spectra Energy and Enbridge have substantially complied with the Second Request and the Supplementary Information Request, unless that period is terminated earlier by the FTC or the Canadian Competition Bureau, respectively. Spectra Energy and Enbridge are continuing to work closely and cooperatively with the FTC and Canadian Competition Bureau as the agencies conduct their review of the merger.

The Merger Agreement provides for Enbridge and Spectra Energy to file a joint voluntary notice with CFIUS pursuant to the DPA. Under the terms of the Merger Agreement, completion of the Merger is subject to the satisfaction or waiver of the condition that Enbridge will have received the CFIUS Clearance (as described in the sections entitled “The Merger - Regulatory Approvals Required for the Merger” and “The Merger Agreement - Filings; Other Actions; Notification”).

On October 11, 2016, Enbridge and Spectra Energy submitted a draft joint voluntary notice with CFIUS. On November 2, 2016, Enbridge and Spectra Energy submitted the final joint voluntary notice with CFIUS. Spectra Energy and Enbridge are awaiting confirmation from CFIUS that it has accepted the parties’ joint voluntary notice.

Completion of the Merger is also subject to the Canada Transportation Act Approval. Enbridge filed a notification with the Minister of Transport under the Canada Transportation Act on October 7, 2016.

The Merger Agreement requires Enbridge and Spectra Energy to cooperate and use (and cause their respective subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to complete the Merger as soon as reasonably practicable. Enbridge must take any and all steps, including divestitures, necessary to obtain antitrust approval for the Merger and Spectra Energy must take divestiture actions to assist Enbridge in complying with this obligation (with all such actions being contingent on the completion of the Merger), except that neither Enbridge nor Spectra Energy is required to take any divestiture action with respect to the Enbridge Canadian Mainline

System, the Enbridge U.S. Mainline System or the Texas Eastern Transmission pipeline, respectively. Enbridge and Spectra Energy must agree to any action, condition or restriction required by CFIUS in order to receive the CFIUS Clearance as promptly as reasonably practicable.

Although Enbridge believes that the required authorizations and approvals described above will be received in order to complete the Merger, there can be no assurance as to the timing of these consents and approvals, Enbridge’s or Spectra Energy’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals that may otherwise become necessary), or the conditions or limitations that such approvals may contain or impose.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ENBRIDGE

The following selected historical consolidated financial data prepared in accordance with U.S. GAAP is derived from Enbridge’s audited consolidated financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and unaudited consolidated financial statements for the nine months ended September 30, 2016 and 2015. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Enbridge and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Enbridge’s amended consolidated financial statements for the fiscal year ended December 31, 2015 filed on SEDAR on May 12, 2016 and Enbridge’s unaudited interim condensed consolidated financial statements and related notes for the nine months ended September 30, 2016 filed on SEDAR on November 3, 2016, each of which is incorporated by reference into this Management Information Circular. The selected historical financial data of Enbridge as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2013, 2012 and 2011 have been derived from Enbridge’s audited consolidated financial statements for such years, which have not been incorporated by reference into this Management Information Circular. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information.”

	For the Nine Months Ended September 30,		For the Year Ended December 31,
Consolidated Statements of Earnings	2016	2015	2015	2014	2013	2012	2011
(millions of Canadian dollars; except per share amounts)
Revenue	25,222	24,880	33,794	37,641	32,918	24,660	26,789
Earnings before interest and taxes(1)	2,814	794	1,635	3,302	1,560	2,027	2,940
Earnings/(loss) from continuing operations	1,462	(535)	(159)	1,562	490	1,015	1,489
Earnings/(loss)	1,462	(535)	(159)	1,608	494	936	1,221
Earnings/(loss) attributable to Enbridge common shareholders	1,411	(415)	(37)	1,154	446	602	801
Earnings/(loss) per common share attributable to Enbridge common shareholders
Continuing Operations	1.56	(0.49)	(0.04)	1.34	0.55	0.88	1.08
Discontinued Operations	–	–	–	0.05	–	(0.10)	(0.01)

	1.56	(0.49)	(0.04)	1.39	0.55	0.78	1.07
Diluted earnings/(loss) per common share attributable to Enbridge common shareholders
Continuing Operations	1.55	(0.49)	(0.04)	1.32	0.55	0.87	1.06
Discontinued Operations	–	–	–	0.05	–	(0.10)	(0.01)

	1.55	(0.49)	(0.04)	1.37	0.55	0.77	1.05
Dividends declared per share	1.59	1.395	1.86	1.40	1.26	1.13	0.98
Dividends declared per share – US$(2)	1.20	1.11	1.45	1.27	1.22	1.13	0.99

Notes:

(1)

Enbridge reports EBIT as an alternative performance measure. EBIT is a non-GAAP measure. Management of Enbridge believes the presentation of EBIT gives useful information to investors as it provides consistency, facilitates period to period comparisons and insight into the performance of Enbridge. While EBIT is frequently used by investors and securities analysts in their evaluations of companies, EBIT and similar non-GAAP measures have limitations as analytical tools and investors should not consider them in isolation or as a substitute for an analysis of Enbridge’s results of operations as reported under U.S. GAAP. For a reconciliation of EBIT to earnings see Note 4 of the notes to Enbridge’s amended consolidated financial statements filed on SEDAR for the fiscal year ended December 31, 2015 and Note 3 of the notes to Enbridge’s unaudited interim condensed consolidated financial statements filed on SEDAR for the nine months ended September 30, 2016, both of which are incorporated by reference into this Management Information Circular.

(2)	Converted into U.S. dollars using the average noon exchange rate as reported by the Bank of Canada for each of the respective periods.

	As at September 30,		As at December 31,
Consolidated Statements of Financial Position	2016	2015	2015	2014	2013	2012	2011
(millions of Canadian dollars; number of shares in millions)
Total Assets	83,682	81,570	84,515	72,741	57,568	46,800	41,494
Total Long-term debt(1)	35,552	38,927	39,391	33,307	22,357	20,203	19,251
Net assets(2)	23,490	21,204	22,339	21,050	18,563	14,504	11,255
Share Capital
Preference shares	6,515	6,515	6,515	6,515	5,141	3,707	1,056
Common shares	10,262	7,219	7,391	6,669	5,744	4,732	3,969
Number of common shares outstanding	938	864	868	852	831	805	781

Notes:

(1)	Excludes current maturities.
(2)	Defined as Total Assets minus Total Liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SPECTRA ENERGY

The following selected historical consolidated financial data prepared in accordance with U.S. GAAP is derived from Spectra Energy’s audited consolidated financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and unaudited consolidated financial statements for the nine months ended September 30, 2016 and 2015. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Spectra Energy and the related notes attached as Schedule A and Schedule B to “Appendix F – Information Concerning Spectra Energy Corp”, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Spectra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly report on Form 10-Q for the three months ended September 30, 2016, that Spectra Energy previously filed with the SEC and the Canadian Securities Administrators and that are incorporated by reference into this Management Information Circular. These documents, and other information with respect to Spectra Energy, are available on the SEC’s website at http://www.sec.gov and under Spectra Energy’s SEDAR profile available at www.sedar.com. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information.”

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(U.S. dollars in millions; except per-share amounts)	2016	2015	2015	2014	2013	2012	2011
Statements of Operations
Operating revenues	3,618	3,918	5,234	5,903	5,518	5,075	5,351
Operating income	1,186	1,336	1,433	1,924	1,666	1,575	1,763
Income from continuing operations	812	648	460	1,283	1,159	1,045	1,257
Net income – noncontrolling interests	234	189	264	201	121	107	98
Net income – controlling interests	578	459	196	1,082	1,038	940	1,184
Ratio of Earnings to Fixed Charges	2.8	3.1	3.1	3.6	2.9	2.8	3.4
Common Stock Data
Earnings per share from continuing operations
Basic	0.84	0.68	0.29	1.61	1.55	1.44	1.78
Diluted	0.83	0.68	0.29	1.61	1.55	1.43	1.77
Earnings per share
Basic	0.84	0.68	0.29	1.61	1.55	1.44	1.82
Diluted	0.83	0.68	0.29	1.61	1.55	1.43	1.81
Dividends per share	1.215	1.11	1.48	1.375	1.22	1.145	1.06

	As at September 30,		As at December 31,
	2016	2015	2015	2014	2013	2012	2011
Balance Sheets
Total assets	35,937	33,259	32,923	33,998	33,486	30,544	28,096
Long-term debt including capital leases, less current maturities	13,094	12,898	12,892	12,727	12,441	10,610	10,104

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected unaudited pro forma condensed consolidated financial data was prepared using the acquisition method of accounting for business combinations under U.S. GAAP, with Enbridge being the accounting and legal acquirer. The following information should be read in conjunction with the respective audited consolidated financial statements of Enbridge and Spectra Energy for the year ended December 31, 2015, including the respective notes thereto, and the respective unaudited consolidated financial statements of Enbridge and Spectra Energy for the nine months ended September 30, 2016, which for Enbridge are incorporated by reference into this Management Information Circular and for Spectra Energy are attached as Schedule A and Schedule B to “Appendix F – Information Concerning Spectra Energy Corp”.

The selected unaudited pro forma condensed consolidated statements of earnings for the nine months ended September 30, 2016 and for the year ended December 31, 2015 have been prepared to give effect to the Merger as if it occurred on January 1, 2015. The selected unaudited pro forma condensed consolidated statement of financial position as at September 30, 2016 has been prepared to give effect to the Merger as if it had occurred on September 30, 2016.

The selected pro forma condensed consolidated financial data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company and the accompanying notes appearing in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements”. The unaudited pro forma condensed consolidated financial statements have been presented for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed consolidated financial data does not purport to project the future financial position or operating results of the combined company.

Unaudited Pro Forma Condensed Consolidated Statements of Earnings	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
(millions of Canadian dollars; except per share amounts)
Revenue	30,005	40,487
Earnings before interest and taxes	4,703	3,242
Earnings/(loss) from continuing operations	2,612	501
Earnings/(loss)	2,612	501
Earnings/(loss) attributable to Enbridge common shareholders	2,252	285
Earnings/(loss) per common share attributable to Enbridge common shareholders	1.41	0.19
Diluted earnings/(loss) per common share attributable to Enbridge common shareholders	1.40	0.18

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position	As at September 30, 2016
(millions of Canadian dollars; number of shares in millions)
Total Assets	159,748
Total Long-term debt(1)	54,654
Net assets	66,405
Share Capital
Preference shares	6,515
Common shares	48,363
Number of common shares outstanding	1,628

Note:

(1)	Excludes current maturities.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this Management Information Circular, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”, Enbridge Shareholders should carefully consider the following risks in deciding whether to vote for the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. In addition, you should read and consider the risks associated with each of the businesses of Enbridge and Spectra Energy because these risks will relate to the combined company following the completion of the Merger. Descriptions of some of these risks can be found in (i) the section entitled “Risk Factors” in the annual information form of Enbridge dated February 19, 2016 for the year ended December 31, 2015 and (ii) the section entitled “Risk Factors” in the Annual Report of Spectra Energy on Form 10-K for the year ended December 31, 2015, as filed February 25, 2016. See “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information”.

Risks Relating to the Merger

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the price of either Enbridge Common Shares or shares of Spectra Energy common stock.

As Merger Consideration, Spectra Energy stockholders will receive a fixed number of Enbridge Common Shares, not a number of shares that will be determined based on a fixed market value. The market value of Enbridge Common Shares and the market value of Spectra Energy common stock at the Effective Time may vary significantly from their respective values on the date that the Merger Agreement was executed or at other dates, such as the date of this Management Information Circular or the date of the Enbridge Special Meeting. Stock price changes may result from a variety of factors, including changes in Enbridge’s or Spectra Energy’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The Exchange Ratio will not be adjusted to reflect any changes in the market value of Enbridge Common Shares, the comparative value of the Canadian dollar and U.S. dollar or market value of the Spectra Energy common stock. Therefore, the aggregate market value of the Enbridge Common Shares that a Spectra Energy stockholder is entitled to receive at the time that the Merger is completed could vary significantly from the value of such shares on the date of this Management Information Circular, the date of the Enbridge Special Meeting or the date on which Enbridge Common Shares are actually issued to Spectra Energy stockholders.

The market price for Enbridge Common Shares following the completion of the Merger may be affected by factors different from those that historically have affected Enbridge Common Shares.

Enbridge’s businesses differ from those of Spectra Energy, and accordingly, the results of operations of Enbridge will be affected by some factors that are different from those currently affecting the results of operations of Enbridge.

There is no assurance when or if the Merger will be completed.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, (i) the adoption of the Merger Agreement by an affirmative vote of the holders of a majority of all of the outstanding shares of Spectra Energy common stock entitled to vote at the Spectra Energy Special Meeting, (ii) the approval of each of the issuance of Enbridge Common Shares in connection with the Merger and the By-law Amendment by a majority of the votes cast in respect of such matters by holders of Enbridge Common Shares present in person or represented by proxy at the Enbridge Special Meeting, (iii) the approval for listing on the NYSE and the TSX of the Enbridge Common Shares to be issued to Spectra Energy stockholders in connection with the Merger, subject to official notice of issuance, (iv) the expiration or early termination of the applicable waiting period under the HSR Act, (v) receipt of the Competition Act (Canada) Clearance, (vi) receipt of the Canada Transportation Act Approval, (vii) approval by

CFIUS, (viii) the absence of any law, injunction or other order that prohibits the completion of the Merger, (ix) the absence of proceedings by certain governmental antitrust entities relating to the Merger or the other transactions contemplated by the Merger Agreement that could subject Enbridge or Spectra Energy or any of their respective subsidiaries, directors, officers or employees to criminal or quasi-criminal penalties or material monetary sanctions, (x) the Enbridge U.S. registration statement on Form F-4 having been declared effective by the SEC and (xi) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party’s material compliance with its covenants and agreements contained in the Merger Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger.

Enbridge and Spectra Energy have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the Merger Agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Merger will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Enbridge and Spectra Energy or may impose requirements, limitations or costs or place restrictions on the conduct of Enbridge’s or Spectra Energy’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Enbridge or Spectra Energy. Such extended period of time also may increase the chance that other adverse effects with respect to Enbridge or Spectra Energy could occur, such as the loss of key personnel. Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement. As a result of these conditions, Enbridge cannot provide assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see the sections entitled “The Merger - Regulatory Approvals Required for the Merger” and “The Merger Agreement - Conditions that Must Be Satisfied or Waived for the Merger to Occur”.

The Enbridge Special Meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution are approved by Enbridge Shareholders, Enbridge would not be required to seek further approval of Enbridge Shareholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on Enbridge either before or after completing the Merger.

The combined company may not realize all of the anticipated benefits of the Merger.

Enbridge believes that the Merger will provide benefits to the combined company as described elsewhere in this Management Information Circular. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated by Enbridge. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Enbridge. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Merger difficult. Enbridge and Spectra Energy have operated and, until completion of the Merger, will continue to operate, independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an increase in the dividend, an expanded market reach and operating efficiencies, and that does not materially disrupt existing client relationships nor result in decreased revenues or dividends due to the full or partial loss of clients. The past financial performance of each of Enbridge and Spectra Energy may not be indicative of their future financial performance. Realization of the anticipated benefits in the Merger will depend, in part, on the combined company’s ability to successfully integrate

Enbridge’s and Spectra Energy’s businesses. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the Merger. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the combined company, the price of the combined company’s common shares and the ability of the combined company to continue paying dividends on its common shares at rates consistent with current dividend guidance or at all. The declaration of dividends by the combined company will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend rate or not increase the dividend rate.

Enbridge may not have discovered undisclosed liabilities of Spectra Energy, if any.

In the course of the due diligence review of Spectra Energy that Enbridge conducted prior to the execution of the Merger Agreement, Enbridge may not have discovered, or may have been unable to quantify, undisclosed liabilities of Spectra Energy and its subsidiaries, if any, and Enbridge will not be indemnified for any of these liabilities. If Spectra Energy has undisclosed liabilities, Enbridge, as a successor owner, may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of Enbridge and on the value of the Enbridge Common Shares after the completion of the Merger.

The announcement and pendency of the Merger could adversely affect Enbridge’s business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding Enbridge’s businesses, including affecting Enbridge’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on Enbridge’s business, results of operations and financial condition, regardless of whether the Merger is completed. In particular, Enbridge could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Merger. Enbridge could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, Enbridge has expended, and continues to expend, significant management resources in an effort to complete the Merger, which resources are being diverted from Enbridge’s day-to-day operations.

If the Merger is not completed, the price of Enbridge Common Shares may fall to the extent that the current price of Enbridge Common Shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of Enbridge in the investment community and may affect Enbridge’s relationships with employees, customers, suppliers and other partners in the business community.

Enbridge and Spectra Energy will incur substantial transaction fees and costs in connection with the Merger.

Enbridge and Spectra Energy have incurred and expect to incur additional material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Merger Agreement, including costs relating to obtaining required approvals and compensation change in control payments. Enbridge and Spectra Energy have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Enbridge and Spectra Energy after completion of the Merger. Even if the Merger is not completed, Enbridge and Spectra Energy will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, each of Enbridge and Spectra Energy may be required to reimburse the other party for its reasonable out-of-pocket expenses incurred in connection with the Merger Agreement, subject to a cap of US$100 million, in the event the Enbridge Shareholders or Spectra Energy stockholders, respectively, do not approve the matters required to be voted upon by Enbridge Shareholders or Spectra Energy stockholders, respectively, and the Merger Agreement is terminated.

Significant demands will be placed on Enbridge as a result of the Merger.

As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Enbridge. Enbridge cannot assure you that its systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Merger. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Merger.

Additional capital requirements.

Following completion of the Merger, the combined company will require significant ongoing capital expenditures and, although Enbridge anticipates that the combined company will be able to fund these expenditures through usage of the combined company’s lines of credit and subsequent debt, equity or hybrid offerings, there can be no assurances that the combined company will be able to obtain financing on acceptable terms.

The credit rating of the combined company will be subject to ongoing evaluation.

The terms of the combined company’s financing will, in part, be dependent on the credit ratings assigned to its securities by independent credit rating agencies. The combined company’s ratings upon completion of the Merger will reflect each rating organization’s opinion of the combined company’s financial strength, operating performance and ability to meet the obligations associated with its securities. The credit rating of the combined company will be subject to ongoing evaluation by credit rating agencies, and there can be no assurances that such ratings will be maintained in the future. Downgrades in the combined company’s ratings could adversely affect the combined company’s business, cash flows, financial condition, operating results and share and debt prices.

The unaudited pro forma condensed consolidated financial information of Enbridge and Spectra Energy is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Merger.

The unaudited pro forma condensed consolidated financial information included in this Management Information Circular has been prepared using the consolidated historical financial statements of Enbridge and Spectra Energy, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the Merger. In addition, the pro forma combined financial information included in this Management Information Circular is based in part on certain assumptions regarding the Merger. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma financial information included in this Management Information Circular does not necessarily represent the combined company’s results of operations and financial condition had Enbridge and Spectra Energy operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the Merger. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial information contained in this Management Information Circular, Enbridge has given effect to, among other items, the completion of the Merger, the payment of the Merger Consideration and the indebtedness of Enbridge on a consolidated basis after giving effect to the Merger, including the indebtedness of Spectra Energy. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Enbridge and Spectra Energy in connection with the Merger. For more information, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” including the notes thereto.

While the Merger Agreement is in effect, Enbridge, Spectra Energy and their respective subsidiaries’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, Enbridge, Spectra Energy and their respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the Merger (unless Enbridge or Spectra Energy obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Enbridge’s and Spectra Energy’s ability to exercise certain of their respective business strategies. These restrictions may prevent Enbridge and Spectra Energy from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to Enbridge’s and Spectra Energy’s respective businesses prior to the completion of the Merger or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on Enbridge’s and Spectra Energy’s respective businesses, financial results, financial condition or stock price.

In addition, the Merger Agreement prohibits Enbridge and Spectra Energy from (i) initiating, soliciting, proposing, knowingly encouraging or taking any action to knowingly facilitate, subject to certain exceptions set forth in the Merger Agreement, any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal, (ii) engaging in, continuing or otherwise participating in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal or (iii) providing any non-public information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal. Enbridge may be required to pay Spectra Energy a termination fee of $1.75 billion if the Merger Agreement is terminated under the circumstances specified in the Merger Agreement. Spectra Energy may be required to pay Enbridge a termination fee of US$1.0 billion if the Merger Agreement is terminated under the circumstances specified in the Merger Agreement.

The termination of the Merger Agreement could negatively impact Enbridge.

If the Merger is not completed for any reason, including in the event the Enbridge Shareholders or Spectra Energy stockholders, respectively, do not approve the matters required to be voted upon by Enbridge Shareholders or Spectra Energy stockholders, respectively, the ongoing business of Enbridge may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, Enbridge would be subject to a number of risks, including the following:

•	Enbridge may experience negative reactions from the financial markets, including a decline of its share price (which may reflect a market assumption that the Merger will be completed);

•	Enbridge may experience negative reactions from the investment community, its customers, regulators and employees and other partners in the business community;

•	Enbridge may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

matters relating to the Merger will have required substantial commitments of time and resources by Enbridge management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Enbridge had the Merger not been contemplated.

If the Merger Agreement is terminated under the circumstances specified in the Merger Agreement, Enbridge may be required to pay Spectra Energy a termination fee of $1.75 billion or reimburse Spectra Energy for its reasonable and documented out-of-pocket expenses incurred in connection with the Merger Agreement subject to a cap of US$100 million, depending on the circumstances surrounding the termination. If the Merger Agreement is terminated under the circumstances specified in the Merger Agreement, Spectra Energy may be required to pay Enbridge a termination fee of US$1.0 billion or reimburse Enbridge for its reasonable and documented out-of-pocket expenses incurred in connection with the Merger Agreement subject to a cap of US$100 million, depending on the circumstances surrounding the termination. If an expense reimbursement is paid by Enbridge or Spectra Energy and the Enbridge termination fee or Spectra Energy termination fee subsequently becomes due, then the amount of the Enbridge termination fee or Spectra Energy termination fee, as applicable, will be reduced by the amount of reimbursement expenses previously paid.

See the section entitled “The Merger Agreement - Termination of the Merger Agreement” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when the termination fee and expense reimbursement may be payable by Enbridge or Spectra Energy, as applicable.

Except in specified circumstances, if the Merger is not completed by 5:00 p.m. Eastern Time on March 31, 2017, subject to extension in specified circumstances by either Enbridge or Spectra Energy to December 29, 2017, either Enbridge or Spectra Energy may choose not to proceed with the Merger.

Either Enbridge or Spectra Energy may terminate the Merger Agreement if the Merger has not been completed by 5:00 p.m. Eastern Time on March 31, 2017. However, this right to terminate the Merger Agreement will not be available to Enbridge or Spectra Energy if the failure of such party to perform any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Merger to be completed on or before such time. The March 31, 2017 deadline is subject to extensions in intervals of three months by Enbridge or Spectra Energy to December 29, 2017 if all the conditions to closing (other than the conditions relating to the expiration or termination of the waiting period under the HSR Act, the receipt of the Competition Act (Canada) Clearance, Canada Transportation Act Approval and CFIUS Clearance, and absence of legal restraints) have been satisfied or are capable of being satisfied at the time of extension. For more information, see the section entitled “The Merger Agreement - Termination of the Merger Agreement”.

Future changes to Canadian, U.S. and foreign tax laws could adversely affect the combined company.

The Canadian House of Commons, the U.S. Congress, the Organization for Economic Co-operation and Development, and other government agencies in jurisdictions where Enbridge and its affiliates do business have been focused on issues related to the taxation of multinational corporations. Specific attention has been paid to “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in Canada, the United States and other countries in which Enbridge and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect the combined company.

Enbridge expects to maintain its status as a “foreign private issuer” in the United States effectively until January 1, 2018 and thus will be exempt from a number of rules under the U.S. Exchange Act. On January 1, 2018, Enbridge expects to lose its status as a “foreign private issuer” in the United States, assuming that the Merger closes in the first quarter of 2017, which could result in additional costs and expenses.

As a “foreign private issuer”, Enbridge is exempt from rules under the U.S. Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the U.S. Exchange

Act. Enbridge’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. In addition, Enbridge is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements.

Once Enbridge loses its status as a foreign private issuer, it will be required to file annual, quarterly and current reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the U.S. Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less extensive periodic reporting required of them, and will have to mandatorily comply with U.S. federal proxy requirements. Enbridge would also become subject to Regulation FD of the U.S. Exchange Act, regulating the selective disclosure of non-public information, and Enbridge’s directors, senior management and affiliates would be subject to the disclosure and other requirements of Section 16 of the U.S. Exchange Act in respect of their ownership of and transactions in Enbridge securities. As a result, the regulatory and compliance costs to Enbridge under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system.

Resales of Enbridge Common Shares following the Merger may cause the market value of Enbridge Common Shares to decline.

Based on the number of shares of Spectra Energy common stock, stock options, phantom units, performance stock units and certain other equity-based awards outstanding as of October 31, 2016, Enbridge will issue approximately 694,771,332 Enbridge Common Shares in connection with the Merger. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for Enbridge Common Shares. The increase in the number of Enbridge Common Shares may lead to sales of such Enbridge Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Enbridge Common Shares.

The market value of Enbridge Common Shares may decline as a result of the Merger.

The market value of Enbridge Common Shares may decline as a result of the Merger if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Enbridge’s and Spectra Energy’s businesses are not realized or if the transaction costs related to the Merger are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market or if the effect of the Merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

Enbridge and Spectra Energy may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. Following announcement of the Merger, six putative class actions were filed by purported shareholders of Spectra Energy challenging the Merger. The lawsuits include Paul Parshall v. Spectra Energy Corp, et al., 12809-CB, filed in the Court of Chancery for the State of Delaware, and Mary Lincoln v. Spectra Energy Corp, et al., 16-cv-03019, Joseph Koller v. Spectra Energy Corp, et al., 16-cv-03059, Joseph Costner v. Spectra Energy Corp et al., 16-cv-03065, John L. Williams v. Spectra Energy Corp et al., 16-cv-03069 and Joseph McMillan v. Spectra Energy Corp et al., 16-cv-03130, all filed in the United States District Court for the Southern District of Texas. For information regarding these class actions, see the section entitled “The Merger — Litigation Relating to the Merger”.

Risks Relating to Enbridge’s Business

You should read and consider the risk factors specific to Enbridge’s business that continue to affect Enbridge after completion of the Merger. These risks are described in the section entitled “Risk Factors” in the annual information form of Enbridge dated February 19, 2016 for the year ended December 31, 2015, which is incorporated by reference into this Management Information Circular, and in other documents that are incorporated by reference into this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference into this Management Information Circular.

Risks Relating to Spectra Energy’s Business

You should read and consider the risk factors specific to Spectra Energy’s business that will also affect Enbridge after completion of the Merger. These risks are described in the section entitled “Risk Factors” in the Annual Report of Spectra Energy on Form 10-K for the year ended December 31, 2015, as filed on February 25, 2016, which is incorporated by reference into this Management Information Circular, and in other documents that are incorporated by reference into this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference into this Management Information Circular.

GENERAL INFORMATION FOR THE MEETING

Date, Time and Place of the Meeting

The Enbridge Special Meeting will be held on December 15, 2016 at 1:00 p.m. (Calgary time) at the Calgary Marriott Downtown Hotel, Kensington Room, 110 9th Avenue SE, Calgary, Alberta.

Purpose of the Meeting

At the Enbridge Special Meeting, Enbridge Shareholders will be asked to consider, and if deemed advisable, pass with or without variation, the following ordinary resolutions:

1.

Enbridge Common Share Issuance Resolution: authorizing and approving the issuance by Enbridge of such number of common shares in the capital of Enbridge as shall be necessary pursuant to the terms of the Merger Agreement; and

2.

By-law Amendment Resolution: ratifying, confirming and approving certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the Merger pursuant to the terms of the Merger Agreement.

The Merger cannot be completed without Enbridge Shareholders approving both the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution.

Enbridge Common Share Issuance Resolution

Pursuant to Section 611(c) of the TSX Company Manual, security holder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. Pursuant to the terms of the Merger Agreement, Enbridge has agreed to issue 0.984 of an Enbridge Common Share in exchange for each share of Spectra Energy common stock issued and outstanding immediately prior to the Effective Time. Issuances by Spectra Energy of shares of Spectra Energy common stock are restricted pursuant to the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Enbridge. As a result, the actual number of Enbridge Common Shares that will be issued at the Effective Time will depend on the number of shares of Spectra Energy common stock outstanding at such time. For information regarding restrictions on issuances of Spectra Energy common stock, see the section entitled “The Merger – Covenants Regarding Conduct of Business by Enbridge, Merger Sub and Spectra Energy Pending the Merger.”

At the close of business on October 31, 2016, there were approximately 701,518,044 shares of Spectra Energy common stock outstanding, an aggregate of 4,550,383 shares of Spectra Energy common stock issuable in connection with outstanding Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy, and an additional 10,101,287 shares of Spectra Energy common stock reserved and available for issuance in connection with future benefits and awards under certain equity-based compensation plans of Spectra Energy. On this basis, at least 694,771,332 Enbridge Common Shares would be issued or reserved for issuance in connection with the Merger to holders of shares of Spectra Energy common stock and holders of Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based compensation awards of Spectra Energy. This would represent approximately 74.02% of the issued and outstanding Enbridge Common Shares as of October 31, 2016. Immediately following completion of the Merger, former holders of Spectra Energy common stock would own approximately 42.54% of the outstanding Enbridge Common Shares, on a fully diluted basis (42.38% on a basic basis).

14,651,670 shares of Spectra Energy common stock (inclusive of the 4,550,383 shares already issuable to the holders of Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy) are reserved and available for issuance in connection with certain equity-based compensation plans of Spectra Energy as at October 31, 2016. If all of these shares of Spectra Energy common stock become issuable prior to the Effective Time, then Enbridge would be required to issue an additional 14,417,234 Enbridge Common Shares to the holders of Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy in connection with the Merger. Such Enbridge Common Shares would be in addition to the 694,771,332 Enbridge Common Shares issuable to the holders of Spectra Energy common stock at the Effective Time. Accordingly, if the Merger is completed, 704,710,998 Enbridge Common Shares could be issued or reserved for issuance in connection with the Merger to the holders of Spectra Energy common stock, Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy. This would represent approximately 75.08% of the issued and outstanding Enbridge Common Shares as of October 31, 2016. Immediately following completion of the Merger, former holders of Spectra Energy common stock would own approximately 42.88% of the outstanding Enbridge Common Shares, on a fully diluted basis (42.38% on a basic basis).

The following table, included at the request of the TSX, illustrates the calculation of the number of Enbridge Common Shares that may be issued at the Effective Time pursuant to the Merger Agreement. Included in this table are hypothetical situations to illustrate the number of Enbridge Common Shares and the impact on the percentage of Enbridge Common Shares owned by former holders of Spectra Energy common stock in such situations. These are hypothetical situations for illustrative purposes only and do not represent the number of shares of Spectra Energy common stock that are expected to be issued and outstanding at the Effective Time nor the number of Enbridge Common Shares that are expected to be issued pursuant to the terms of the Merger Agreement. Any issuances by Spectra Energy of shares of Spectra Energy common stock are restricted pursuant to the terms of the Merger Agreement and require the prior written consent of Enbridge.

	Outstanding as of October 31, 2016(1)		Outstanding or reserved and available for issuance as of October 31, 2016(1)		Outstanding or reserved and available for issuance as of October 31, 2016 plus an additional 2% of Spectra Energy common stock(1)		Outstanding or reserved and available for issuance as of October 31, 2016 plus an additional 5% of Spectra Energy common stock(1)
Spectra Energy common stock	701,518,044		701,518,044		715,548,405		736,593,946
Spectra Energy common stock underlying Spectra Energy equity-based awards	4,550,383	(2)	14,651,670	(3)	14,651,670	(3)	14,651,670	(3)
Total number of shares of Spectra Energy common stock	706,068,427		716,169,714		730,200,075		751,245,616
Total Number of Enbridge Common Shares issuable to holders of Spectra Energy common stock	694,771,332	(4)	704,710,998	(4)	718,516,873	(4)	739,225,686	(4)
Pro forma Ownership Interest of former holders of Spectra Energy common stock on a fully-diluted basis (basic)(5)	42.54 (42.38	% %)	42.88 (42.38	% %)	43.36 (42.86	% %)	44.06 (43.57	% %)

Notes:

(1)

These are hypothetical situations for illustrative purposes only and do not represent the number of shares of Spectra Energy common stock that are expected to be issued and outstanding at the Effective Time nor the number of Enbridge Common Shares that are expected to be issued pursuant to the terms of the Merger Agreement.

(2)

Represents number of shares of Spectra Energy common stock issuable in connection with outstanding Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy.

(3)	Represents number of shares of Spectra Energy common stock reserved and available for issuance in connection with certain equity-based compensation plans of Spectra Energy.
(4)

Numbers have been rounded down to the nearest whole number as fractional shares will not be issued and holders will instead be entitled to receive a cash payment in lieu of any fractional share. For information regarding fractional shares, see the section entitled “The Merger Agreement – No Fractional Shares.”

(5)

Based on 938,633,994 Enbridge Common Shares outstanding as of October 31, 2016. The fully-diluted pro forma ownership interest of former holders of Spectra Energy common stock is the percentage obtained as a result of dividing the total number of Enbridge Common Shares issuable to holders of Spectra Energy common stock by the sum of this number and the number of Enbridge Common Shares outstanding as of October 31, 2016.

The actual number of Enbridge Common Shares to be issued or reserved for issuance pursuant to the Merger Agreement will be determined immediately prior to the Effective Time based on the Exchange Ratio, the number of shares of Spectra Energy common stock outstanding at such time and the number of Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy outstanding at such time.

At the Enbridge Special Meeting, Enbridge Shareholders will be asked to consider, and if deemed advisable, pass with or without variation, the Enbridge Common Share Issuance Resolution, the text of which is set out below, approving the issuance of Enbridge Common Shares to Spectra Energy stockholders and the holders of Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy in connection with the Merger.

In accordance with the terms of the Merger Agreement, it is a condition to the completion of the Merger that the Enbridge Common Share Issuance Resolution be approved by the Enbridge Shareholders.

Enbridge Common Share Issuance Resolution

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

The issuance by Enbridge Inc. (“Enbridge”) of such number of common shares in the capital of Enbridge as shall be necessary pursuant to the terms of the Agreement and Plan of Merger dated as of September 5, 2016 (the “Merger Agreement”) among Enbridge, Sand Merger Sub, Inc., a direct wholly-owned subsidiary of Enbridge, and Spectra Energy Corp (“Spectra Energy”), all in connection with the combination of Enbridge and Spectra Energy as provided for by the Merger Agreement, is hereby authorized and approved.”

Management of Enbridge and the Enbridge board of directors recommend that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance Resolution. Unless otherwise specified in your proxy, the persons named in your proxy intend to vote FOR the Enbridge Common Share Issuance Resolution.

By-law Amendment Resolution

At the Enbridge Special Meeting, Enbridge Shareholders will be asked to consider, and if deemed advisable, pass with or without variation, the By-law Amendment Resolution, the text of which is set out below, approving the By-law Amendment, as required by the terms of the Merger Agreement. In accordance with the terms of the Merger Agreement, it is a condition to the obligation of Spectra Energy to complete the Merger that the By-law Amendment be approved by the board of directors of Enbridge and the Enbridge Shareholders and that the By-law Amendment be in effect immediately prior to the Effective Time.

The directors of Enbridge have resolved to amend By-law No. 1, which regulates the business and affairs of Enbridge, pursuant to the terms of the Merger Agreement. The amendments, if approved by the Enbridge Shareholders at the Enbridge Special Meeting, will take effect immediately prior to the Effective Time.

Amended By-law No. 1 has been reproduced in “Appendix B – Amended By-law No. 1” in a form that shows both the original and the amended language. Each of the material amendments are described below.

Enbridge Shareholders may obtain a complete copy of Amended By-law No. 1 from Enbridge’s Corporate Secretary by sending a written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to 1-403-231-5929, by calling 1-403-231-3900 or by sending an e-mail to corporatesecretary@enbridge.com.

In connection with the Merger, the directors of Enbridge have resolved to amend By-law No. 1 to specify certain requirements in respect of the non-executive chair of the board of directors of Enbridge for a set period of time. Pursuant to Section 21 of Amended By-law No. 1, Gregory L. Ebel shall serve as non-executive chair of the Enbridge board of directors from the effective date of Amended By-law No. 1 until the termination of the annual general meeting of Enbridge Shareholders during the 2020 calendar year (the “Specified Chair Period”). During the Specified Chair Period, any removal of Gregory L. Ebel from such position or any modification of the duties and reporting relationships of such position will require the affirmative vote of at least 75% of the entire Enbridge board of directors. In the event that Gregory L. Ebel is unable or unwilling to continue in such office during the Specified Chair Period, the vacancy created thereby will be filled only by an individual who is also a Continuing Spectra Energy Director unless otherwise approved by the affirmative vote of at least 75% of the entire Enbridge board of directors. The board of directors shall nominate Gregory L. Ebel as a director of Enbridge and the board of directors of Enbridge and Enbridge shall use their best efforts to obtain the election as a director of Gregory L. Ebel by the Enbridge Shareholders at each meeting of the Enbridge Shareholders called to consider the election of directors prior to the 2020 annual general meeting.

In connection with the Merger, the directors of Enbridge have resolved to amend By-law No. 1 to specify certain requirements in respect of the composition of the board of directors of Enbridge for a set period of time. Pursuant to Section 22 of Amended By-law No. 1, from the effective date of Amended By-law No. 1 until the termination of the annual general meeting of Enbridge Shareholders during the 2019 calendar year (the “Specified Board Period”), the Enbridge board of directors will be comprised of 13 directors, as follows:

(i)

five individuals who were directors of Spectra Energy immediately prior to the Effective Time and their permitted replacement directors who take office after the Effective Time who are nominated in accordance with Amended By-law No. 1 (the “Continuing Spectra Energy Directors”); and

(ii)

eight individuals who were directors of Enbridge immediately prior to the Effective Time and their permitted replacement directors who take office after the Effective Time who are nominated in accordance with Amended By-law No. 1 (the “Continuing Enbridge Directors”).

In connection with the Merger, the directors of Enbridge have resolved to amend By-law No. 1 to specify the process for nominating directors for election to the board of Enbridge and for filling vacancies that arise on the board of Enbridge. Pursuant to Sections 23 and 24 of Amended By-law No. 1, from the effective date of Amended By-law No. 1 and subject to the provisions regarding the term for the non-executive chair of the board of directors of Enbridge, the Continuing Spectra Energy Directors shall have all the power and may exercise all the authority of the Enbridge board of directors to fill all vacancies on the Enbridge board of directors created by the cessation of service of a Continuing Spectra Energy Director prior to the 2019 annual general meeting of the Enbridge Shareholders, provided that any nominee who was not a director of Spectra Energy immediately prior to the Effective Time will be subject to the approval of the Continuing Enbridge Directors, such approval not to be unreasonably withheld, delayed or conditioned. Furthermore, subject to the provisions regarding the term of the non-executive chair of the board of directors of Enbridge, the Continuing Enbridge Directors will have all the power and may exercise all the authority of the Enbridge board of directors to fill all vacancies on the Enbridge board of directors created by the cessation of service of a Continuing Enbridge Director prior to the 2019 annual general meeting of Enbridge Shareholders.

In connection with the Merger, the directors of Enbridge have resolved to amend By-law No. 1 to specify certain requirements for membership on the committees of the board of directors of Enbridge during the Specified Board Period. Pursuant to Section 25 of Amended By-law No. 1, all committees of the board of directors of Enbridge, including the audit committee, shall be comprised of such number of directors as the board of directors of Enbridge shall determine. However, except as otherwise approved by the affirmative vote of at least 75% of the entire board of directors of Enbridge, during the Specified Board Period, (i) each committee shall be comprised of the Continuing Spectra Directors and the Continuing Enbridge Directors in proportion to the number of Continuing Spectra Directors and Continuing Enbridge Directors on the board of directors of Enbridge, on a pro rata basis, with the number of Continuing Spectra Directors rounded up or down to the nearest whole number, and (ii) there shall not be less than one Continuing Spectra Director on each committee.

In connection with the Merger, the directors of Enbridge have resolved to amend By-law No. 1 to specify certain restrictions on amendments to Amended By-law No. 1 during the Specified Board Period and the Specified Chair Period. Pursuant to Section 26 of Amended By-law No. 1, during the Specified Chair Period, the provisions of Amended By-law No. 1 relating to the non-executive chair of the board of directors of Enbridge may only be amended by the affirmative vote of at least 75% of the entire board of directors of Enbridge. During the Specified Board Period, the provisions of the Amended By-law No. 1 relating to the Continuing Spectra Energy Directors may only be amended by the affirmative vote of at least 75% of the entire board of directors of Enbridge.

In connection with the Merger, the directors of Enbridge have resolved to amend By-law No. 1 to include a new provision regarding the filling of vacancies on the board of directors of Enbridge during the Specified Board Period. Pursuant to subsection 30(b) of Amended By-law No. 1, during the Specified Board Period, unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors of Enbridge, all vacancies on the board of directors of Enbridge created by the cessation of service of a Continuing Spectra Energy Director shall be filled by a nominee selected by the Continuing Spectra Energy Directors. In addition, all vacancies on the board of directors of Enbridge created by the cessation of service of a Continuing Enbridge Director shall be filled by a nominee selected by the Continuing Enbridge Directors.

In connection with the Merger, the directors of Enbridge have resolved to amend the provisions of By-law No. 1 relating to the duties of the non-executive chair of the board of directors of Enbridge. Section 45 of Amended By-law No. 1 provides the duties of the non-executive chair of the board of directors of Enbridge. The non-executive chair of the board of Enbridge will have the responsibility:

•	to act as a regular sounding board, counselor and confidant for the Chief Executive Officer of Enbridge, including helping to review strategies and define issues;

•

to act as a liaison between the board of directors of Enbridge and the Chief Executive Officer of Enbridge to ensure he or she is aware, on an ongoing basis, of any concerns or suggestions the board may have in furtherance of ensuring that the best interest of Enbridge and its stakeholders are observed;

•

to lead the board of directors of Enbridge in evaluating, on an annual and ongoing basis, the performance of the Chief Executive Officer of Enbridge, levels of executive compensation and the implementation of effective chief executive officer and executive management succession and development plans;

•	to work closely with the Chief Executive Officer of Enbridge to ensure that management strategies, plans and performance matters are presented, as necessary, to the board of directors of Enbridge;

•	to ensure that the board of directors of Enbridge governs Enbridge’s businesses and affairs;

•	to oversee the Enbridge’s board of directors’ discharge of its duties imposed by law and to ensure that the board is alert to its obligations to Enbridge and its stakeholders;

•	to provide leadership to the board of directors of Enbridge and to assist the board in reviewing and monitoring the goals, strategies, policies and directions of Enbridge;

•	to communicate with the board of directors of Enbridge to keep it up to date on all major developments including timely discussion of potential developments of relevance to Enbridge;

•	to ensure the board of directors of Enbridge has sufficient information to permit it to properly make major decisions when such decisions are required;

•

to establish the frequency of meetings of the board of directors of Enbridge and to review such frequency from time to time, as considered appropriate or as requested by the board, and to work with committee chairs to ensure that relevant matters are being properly addressed by the appropriate committees;

•	to chair meetings of the board of directors of Enbridge and meetings of the Enbridge Shareholders;

•

to recommend the committees of the board of directors of Enbridge and their composition, to review the need for, and the performance and suitability of, those committees and to recommend such adjustments as are deemed necessary from time to time, all in conjunction with the Chief Executive Officer of Enbridge and the Governance Committee;

•	to ensure that meetings of the board of directors of Enbridge are conducted in an efficient, effective and focused manner, and to attend all committee meetings;

•

to review and assess, in conjunction with the Chief Executive Officer of Enbridge and the chair of the Governance Committee, each director’s attendance and performance, as well as the performance and effectiveness of the various committees;

•

to work with the Chief Executive Officer of Enbridge and the chair of the Governance Committee to assure the presence of the appropriate mix of skills and abilities on the board of directors of Enbridge to promote the continued growth and success of the organization;

•

to work with the chair of the Governance Committee to assure an orderly succession to the non-executive chair of the board of directors of Enbridge and thereby continuity of strategy and corporate development in the event of the retirement or resignation of the non-executive chair of the board of directors of Enbridge; and

•	to consult with committee chairs to set agendas for committee meetings.

During the Specified Chair Period, the duties of the non-executive chair of the board of directors of Enbridge may only be modified with the affirmative vote of at least 75% of the entire board of directors of Enbridge.

All other revisions reflected in Amended By-law No. 1 are non-material conforming or consequential adjustments to the language or numbering of By-law No. 1. As such, although reflected in “Appendix B – Amended By-law No. 1”, these conforming or consequential amendments have not been specifically described above.

By-law Amendment Resolution

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The amendments to General By-law No. 1 of Enbridge Inc. (“Enbridge”), as set forth in “Appendix B – Amended By-law No. 1” to Enbridge’s Management Information Circular dated November 10, 2016, which amendments are conditional upon the completion of the proposed merger of Sand Merger Sub, Inc. with and into Spectra Energy Corp (the “Merger”) and, if the Merger is completed, will be in effect immediately prior to the effective time of the Merger, are hereby ratified, confirmed and approved.

2.

The Corporate Secretary or any officer of Enbridge be and each of them is hereby authorized, for and on behalf of Enbridge, to execute and deliver such other documents and instruments and take such other actions as such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Management of Enbridge and the Enbridge board of directors recommend that Enbridge Shareholders vote FOR the By-law Amendment Resolution. Unless otherwise specified in your proxy, the persons named in your proxy intend to vote FOR the By-law Amendment Resolution.

Recommendation of the Enbridge Board of Directors

At its meeting held on September 5, 2016, having undertaken a review of, and carefully considered, information concerning Spectra Energy, the proposed Merger and alternatives, including in-depth consultation with Enbridge’s management and Enbridge’s legal and financial advisors (including, among other things, a review and consideration of the opinion of Credit Suisse and the opinion of RBC), and consideration of such other matters as the board of directors of Enbridge considered relevant, the Enbridge board of directors unanimously determined, by all directors present, that the Merger is in the best interests of Enbridge and resolved to recommend that Enbridge Shareholders vote in favour of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Accordingly, the board of directors of Enbridge recommends that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance Resolution and FOR the By-law Amendment Resolution.

For further information regarding Enbridge’s reasons for the Merger, see the section entitled “The Merger – Enbridge’s Reasons for the Merger”.

Record Date and Enbridge Shareholders Entitled to Vote

The directors of Enbridge have fixed November 7, 2016 as the record date. Enbridge Shareholders of record at the close of business on November 7, 2016 are entitled to notice of the Enbridge Special Meeting and to vote thereat or at any adjournment or postponement thereof.

As of the close of business on November 7, 2016, there were issued and outstanding a total of 938,681,216 Enbridge Common Shares. Each issued and outstanding Enbridge Common Shares on the record date is entitled to one vote on each of the resolutions to be considered and voted on at the Enbridge Special Meeting. As of the date of this Management Information Circular, there are also 18 series of preference shares issued and outstanding. The issued and outstanding preference shares do not have voting rights and none will be voting at the Enbridge Special Meeting.

Quorum

At least three persons holding, or representing by proxy, at least 25% of the issued and outstanding Enbridge Common Shares entitled to vote at the Enbridge Special Meeting must be present at the Enbridge Special Meeting in order to constitute a quorum. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Abstentions will be deemed present and entitled to vote at the Enbridge Special Meeting for the purpose of determining the presence of a quorum. Enbridge Common Shares held through a broker or other intermediary with respect to which the Beneficial Shareholder fails to give voting instructions to the broker or other intermediary, and Enbridge Common Shares with respect to which the Beneficial Shareholder otherwise fails to vote, will not be considered present for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the Enbridge Common Share Issuance Resolution or the By-law Amendment Resolution, Enbridge expects that the Enbridge Special Meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the Enbridge Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Enbridge Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the Meeting – Adjournment”.

Required Vote

The Merger cannot be completed without Enbridge Shareholders approving the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Approval of each of the Enbridge Common Share

Issuance Resolution and the By-law Amendment Resolution requires the affirmative vote of a majority of the votes cast in respect of the respective resolutions by holders of Enbridge Common Shares present in person or represented by proxy at the Enbridge Special Meeting. Therefore, if you abstain from voting or submit an instruction to your broker or other intermediary that fails to vote “FOR” the Enbridge Common Share Issuance Resolution or the By-law Amendment Resolution, it will have the same effect as a vote “AGAINST” the Enbridge Common Share Issuance Resolution or the By-law Amendment Resolution, respectively. If you fail to submit any instruction to your broker or other intermediary, your Enbridge Common Shares not be counted as present for purposes of a quorum, and it will have no effect on either the Enbridge Common Share Issuance Resolution or the By-law Amendment Resolution, assuming that a quorum is otherwise present at the Enbridge Special Meeting.

Voting by Directors and Executive Officers

As of the record date for the Enbridge Special Meeting, the Enbridge directors and executive officers had the right to vote approximately 1,524,040 Enbridge Common Shares, representing approximately 0.16% of the Enbridge Common Shares then outstanding and entitled to vote at the Enbridge Special Meeting. It is expected that the Enbridge directors and executive officers who are Enbridge Shareholders will vote FOR the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution, although none of them has entered into any agreement requiring them to do so.

Adjournment

In accordance with By-law No. 1, the chair of the Enbridge Special Meeting may, with the consent of the meeting, and subject to such conditions as the meeting may decide, adjourn the Enbridge Special Meeting from time to time and from place to place. If the Enbridge Special Meeting is adjourned for less than 30 days it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the Enbridge Special Meeting that it is adjourned.

In addition, the Merger Agreement provides that, if, on a date that is one business day prior to the scheduled date of the Enbridge Special Meeting, Enbridge has not received proxies that are necessary to approve both the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution, whether or not a quorum is present, Enbridge is required to make one or more successive postponements or adjournments of the Enbridge Special Meeting as long as the date of the Enbridge Special Meeting is not postponed or adjourned more than 10 days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the original date of the Enbridge Special Meeting.

At any subsequent reconvening of the Enbridge Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Enbridge Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the Meeting – Appointment and Revocation of Proxies”.

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Enbridge board of directors and management of Enbridge for use at the Enbridge Special Meeting, and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Special Meeting. The Enbridge board of directors and management of Enbridge are soliciting proxies of all registered Enbridge Shareholders and Beneficial Shareholders primarily by mail and electronic means, supplemented by telephone or other contact by employees of Enbridge (who will receive no additional compensation) and all such costs will be borne by Enbridge. Enbridge has engaged Kingsdale Shareholder Services as strategic advisor and proxy solicitation agent for Canada and outside of North America and will pay fees of approximately $500,000 to Kingsdale Shareholder Services, a portion of which is conditional on certain events, for the proxy solicitation service in addition to certain out-of-pocket expenses. Enbridge has engaged MacKenzie Partners, Inc. as proxy solicitation agent for the United States and has agreed to pay MacKenzie Partners, Inc. fees of approximately US$50,000, in addition to reimbursement for certain out-of-pocket expenses. Enbridge may also reimburse brokers and other persons holding Enbridge Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

Additionally, Enbridge may use Broadridge’s QuickVote™ service to assist Beneficial Shareholders with voting their Enbridge Common Shares. Beneficial Shareholders may be contacted by Kingsdale Shareholder Services and MacKenzie Partners Inc., Enbridge’s strategic advisor and proxy solicitation agents, to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions with respect to the Enbridge Common Shares to be represented at the Enbridge Special Meeting.

If you have any questions about the Merger, the other transactions contemplated by the Merger Agreement, including the Enbridge Common Share Issuance Resolution or the By-law Amendment, the Enbridge Special Meeting or the proxy materials or if you need assistance submitting your proxy or voting your Enbridge Common Shares or need additional copies of this document or the enclosed form of proxy, you should contact Enbridge’s strategic advisors and proxy solicitation and information agents:

•

Canada and outside North America: Kingsdale Shareholder Services, by telephone at 1-888-518-1554 (North American Toll Free) or 1-416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

•	United States: MacKenzie Partners, Inc., by telephone at 1-800-322-2885 (North American Toll Free) or 1-212-929-5500 (Collect Outside North America), or by email at enbridge@mackenziepartners.com.

This Management Information Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Appointment and Revocation of Proxies

Each of the persons named in the accompanying form of proxy or voting instruction form is a director or an executive officer of Enbridge. An Enbridge Shareholder who wishes to appoint some other person (who is not required to be an Enbridge Shareholder) as his or her representative at the Enbridge Special Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing a proper proxy. Such Enbridge Shareholder should notify the nominee of his or her appointment and instruct the nominee on how the Enbridge Common Shares are to be voted.

A proxy will not be valid for the Enbridge Special Meeting or any adjournment or postponement thereof unless it is signed by the Enbridge Shareholder or by the Enbridge Shareholder’s attorney authorized in writing or, if the Enbridge Shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of the corporation and delivered to Enbridge, c/o CST Trust Company, the Registrar and Transfer Agent of Enbridge, at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department or by fax: 1-866-781-3111 (toll-free in North America; outside of North America: 1-416-368-2502), not later than 6:00 p.m. (Calgary time) on December 13, 2016, or if the Enbridge Special Meeting is adjourned or postponed, not later than 6:00 p.m. (Calgary time) on the day that is two business days before the Enbridge Special Meeting is reconvened. Late proxies may be accepted or rejected by the Chairman at his discretion and the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chairman at his discretion without notice.

Enbridge Shareholders whose Enbridge Common Shares are registered in their names may also vote their Enbridge Common Shares using a touch-tone telephone by calling 1-888-489-7352 (toll-free) or through the internet at http://www.cstvotemyproxy.com. If voting by phone or on the internet, please follow the instructions carefully and ensure that you have your proxy in hand as you will be required to enter the control number located on the proxy. Your vote must be received not later than 6:00 p.m. (Calgary time) on December 13, 2016, or if the Enbridge Special Meeting is adjourned or postponed, not later than 6:00 p.m. (Calgary time) on the day that is two business days before the Enbridge Special Meeting is reconvened. If you wish to attend the Enbridge Special Meeting in person or appoint someone else to attend on your behalf, you must do so either by the internet, mail or fax. The telephone voting service is not available for this purpose.

An Enbridge Shareholder may change a vote made by proxy by voting again on the internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and mailing it or faxing it to CST Trust Company. The new instructions will revoke the earlier instructions. CST Trust Company must receive the new instructions by 6:00 p.m. (Calgary time) on December 13, 2016 regardless of the voting method chosen. If the Enbridge Special Meeting is adjourned or postponed, CST Trust Company must receive the new instructions by 6:00 p.m. (Calgary time) two business days before the Enbridge Special Meeting is reconvened.

An Enbridge Shareholder may revoke a vote made by proxy by: (i) sending CST Trust Company, at the address or fax number specified above, notice in writing (from the Enbridge Shareholder or a person authorized to sign on your behalf) by 6:00 p.m. (Calgary time) on December 14, 2016, or by 6:00 p.m. (Calgary time) on the business day before the meeting is reconvened if it was adjourned or postponed; (ii) giving the notice to the Chair of the Enbridge Special Meeting before the start of the meeting (if you give the Chair of the Enbridge Special Meeting the notice after the meeting has started, the revocation will apply only to the items of business that have not already been voted on); or (iii) in any other manner permitted by law. If the Enbridge Common Shares are owned by a corporation, the notice must be executed under corporate seal or by a duly authorized officer or attorney of the corporation.

Advice to Beneficial Holders of Enbridge Common Shares

The information set forth in this section is of significant importance to many Enbridge Shareholders, as a substantial number of Enbridge Shareholders do not hold Enbridge Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Enbridge Shareholders whose names appear on the records of Enbridge as the registered holder of Enbridge Common Shares can be recognized and acted upon at the Enbridge Special Meeting. If Enbridge Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Enbridge Common Shares will not be registered in the Enbridge Shareholder’s name on the records of Enbridge. Such Enbridge Common Shares will more likely be registered under the name of the Enbridge Shareholder’s broker or an agent of that broker. In Canada, the majority of Enbridge Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the majority of Enbridge Common Shares are registered under the name Cede & Co. (the registration name for Cede and Company, which acts as nominee for many U.S. brokerage firms). Enbridge Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and other intermediaries are prohibited from voting Enbridge Common Shares for their clients. Therefore, Beneficial Shareholders should ensure that the instructions regarding the voting of their Enbridge Common Shares are communicated to the appropriate person on a timely basis.

Applicable regulatory policy in Canada and the United States requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Enbridge Common Shares are voted at the Enbridge Special Meeting. In some cases, the voting instruction form provided to Beneficial Shareholders by their broker or other intermediary is very similar, even identical, to the form of proxy provided to registered Enbridge Shareholders. However, its purpose is limited to instructing the registered Enbridge Shareholder (the broker or other intermediary, or an agent thereof) on how to vote on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically prepares a machine readable voting instruction form which is mailed to Beneficial Shareholders with a request that Beneficial Shareholders return the forms to Broadridge or follow specified telephone or internet based voting procedures. Broadridge then tabulates the results of the voting instructions received and provides appropriate instructions regarding the voting of Enbridge Common Shares to be represented at the Enbridge Special Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Enbridge Common Shares directly at the Enbridge Special Meeting. The voting instruction form must be returned to Broadridge or voting instructions communicated to Broadridge well in advance of the Enbridge Special Meeting in order to have such Enbridge Common Shares voted at the Enbridge Special Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Enbridge Special Meeting for the purposes of voting Enbridge Common Shares registered in the name of his or her broker or other intermediary, a Beneficial Shareholder may attend the Enbridge Special Meeting as proxyholder for the registered Enbridge Shareholder and vote the Enbridge Common Shares in that capacity. Beneficial Shareholders who wish to attend the Enbridge Special Meeting and indirectly vote their Enbridge Common Shares must do so as proxyholder for the registered Enbridge Shareholder. They should contact their broker, agent or other intermediary well in advance of the Enbridge Special Meeting.

Voting of Proxies

All Enbridge Common Shares represented at the Enbridge Special Meeting by a properly executed proxy will be voted on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Enbridge Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. In the absence of any such specification or instruction, the persons whose names appear on the form of proxy, if named as proxies, will vote in favour of both the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meeting and any other matters which may properly come before the Enbridge Special Meeting. As of the date hereof, management of Enbridge is not aware of any amendments, variations or other matters to be presented for action at the Enbridge Special Meeting. If, however, amendments, variations or other matters properly come before the Enbridge Special Meeting, the persons designated in the form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Voting Shares and Principal Holders

The directors of Enbridge have fixed November 7, 2016 as the record date. Enbridge Shareholders of record at the close of business on November 7, 2016 are entitled to notice of the Enbridge Special Meeting and to vote thereat or at any adjournment or postponement thereof.

As of the close of business on November 7, 2016, there were issued and outstanding a total of 938,681,216 Enbridge Common Shares. Each issued and outstanding Enbridge Common Shares on the record date is entitled to one vote on each of the resolutions to be considered and voted on at the Enbridge Special Meeting. As of the date of this Management Information Circular, there are also 18 series of preference shares issued and outstanding. The issued and outstanding preference shares do not have voting rights and none will be voting at the Enbridge Special Meeting.

To the knowledge of the Enbridge board of directors and of the executive officers of Enbridge, other than as described below, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Enbridge.

Capital World Investors filed a report on October 7, 2016 indicating that, as at September 30, 2016, it held 95,707,623 Enbridge Common Shares, representing 10.24% of issued and outstanding Enbridge Common Shares as at such date.

INFORMATION ABOUT THE COMPANIES

Enbridge Inc.

Enbridge was incorporated under the Companies Ordinance of the Northwest Territories and was continued under the Canada Corporations Act. Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. Enbridge also has significant and growing involvement in natural gas gathering, transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in nearly 2,000 MW of net renewable and alternative energy generating capacity which is operating, secured or under construction, and Enbridge continues to expand its interests in wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States. Enbridge holds all of the common stock of Merger Sub, a direct wholly-owned subsidiary formed in Delaware for the sole purpose of completing the Merger.

Enbridge is a public company trading on both the TSX and the NYSE under the ticker symbol “ENB”. Enbridge’s principal executive offices are located at 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is 1-403-231-3900.

Additional information about Enbridge can be found on its website at http://www.enbridge.com. The information contained in, or that can be accessed through, Enbridge’s website is not intended to be incorporated into this Management Information Circular. For additional information about Enbridge, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information” and “Appendix G – Information Concerning Enbridge Inc.”.

Sand Merger Sub, Inc.

Merger Sub, a Delaware corporation and a direct wholly-owned subsidiary of Enbridge, was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Spectra Energy. As a result, Spectra Energy will survive the Merger as a direct wholly-owned subsidiary of Enbridge. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is 1-403-231-3900.

Spectra Energy Corp

Spectra Energy is a Delaware corporation. Spectra Energy, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets and is one of North America’s leading natural gas infrastructure companies. Spectra Energy also owns and operates a crude oil pipeline system that connects Canadian and U.S. producers to refineries in the U.S. Rocky Mountain and Midwest regions. For over a century, Spectra Energy and its predecessor companies have developed critically important pipelines and related energy infrastructure connecting natural gas supply sources to premium markets. Spectra Energy currently operates in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. Spectra Energy provides transmission and storage of natural gas to customers in various regions of the northeastern and southeastern U.S., the Maritime Provinces in Canada, the Pacific Northwest in the U.S. and Canada, and in the Province of Ontario, Canada. Spectra Energy also provides natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. Spectra Energy also owns a 50% interest in DCP Midstream, LLC, based in Denver, Colorado, one of the leading natural gas gatherers in the U.S., and one of the largest U.S. producers and marketers of natural gas liquids.

Spectra Energy is a public company trading on the NYSE under the ticker symbol “SE”. Spectra Energy’s principal executive offices are located at 5400 Westheimer Court, Houston, Texas 77056, and its telephone number is 1-713-627-5400.

Additional information about Spectra Energy can be found on its website at http://www.spectraenergy.com. The information contained in, or that can be accessed through, Spectra Energy’s website is not intended to be incorporated into this Management Information Circular. For additional information about Spectra Energy, see the sections entitled “Additional Information”, “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Appendix F – Information Concerning Spectra Energy Corp”.

THE MERGER

This section of this Management Information Circular describes the various aspects of the Merger and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire Management Information Circular and the documents incorporated by reference into this Management Information Circular, including the full text of the Merger Agreement, a copy of which is attached to this Management Information Circular as “Appendix A – Merger Agreement”, for a more complete understanding of the Merger. In addition, important business and financial information about each of Enbridge and Spectra Energy is included in or incorporated by reference into this Management Information Circular. For a listing of the documents incorporated by reference into this Management Information Circular, see the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference”.

Transaction Structure

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, at the Effective Time, Merger Sub, a direct wholly-owned subsidiary of Enbridge, will merge with and into Spectra Energy. As a result, Spectra Energy will survive the Merger as a direct wholly-owned subsidiary of Enbridge. The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this Management Information Circular and attached to this Management Information Circular as “Appendix A – Merger Agreement”. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Merger are qualified by reference to the Merger Agreement.

Merger Consideration

Upon the completion of the Merger, each share of Spectra Energy common stock issued and outstanding immediately prior to the Effective Time (other than Spectra Energy common stock owned directly by Enbridge, Merger Sub or Spectra Energy, and in each case not held on behalf of third parties) will be automatically converted into the right to receive 0.984 of a validly issued, fully paid and non-assessable Enbridge Common Share (i.e. the Merger Consideration).

The actual number of Enbridge Common Shares to be issued pursuant to the Merger Agreement will be determined at the Effective Time based on the Exchange Ratio, the number of shares of Spectra Energy common stock outstanding at such time and the number of Spectra Energy stock options, phantom units, performance stock units and certain other equity-based awards outstanding at such time.

Pursuant to the terms of the Merger Agreement, which restricts stock issuances by Spectra Energy (subject to certain limited exceptions or the prior written consent of Enbridge or Spectra Energy, as applicable), at least 701,518,044 shares of Spectra Energy common stock are expected to be outstanding and at least 4,550,383 shares of Spectra Energy common stock are expected to be issuable to the holders of Spectra Energy options, Spectra Energy phantom units, Spectra Energy performance stock units and certain other equity-based awards of Spectra Energy immediately prior to the Effective Time. On this basis, at least 694,771,332 Enbridge Common Shares would be issued or reserved for issuance in connection with the Merger. Immediately following completion of the Merger, former holders of Spectra Energy common stock would own approximately 42.54% of the outstanding Enbridge Common Shares, on a fully diluted basis (42.38% on a basic basis), based on the number of securities of Enbridge and Spectra Energy outstanding as of October 31, 2016. The actual percentage of Enbridge Common Shares held by the former holders of Spectra Energy common stock at the Effective Time will be determined based on the number of shares of Spectra Energy common stock, Spectra Energy stock options, phantom units, performance stock units and certain other equity-based awards outstanding immediately prior to such time.

Based on the closing price of Enbridge Common Shares on the NYSE on September 2, 2016, the last full trading day before the announcement of the Merger Agreement, the per share value of Spectra Energy common stock implied by the Merger Consideration was US$40.33. Based on the closing price of Enbridge Common Shares on the NYSE on November 10, 2016, the per share value of Spectra Energy common stock implied by the Merger Consideration was US$41.40. The implied value of the Merger Consideration will fluctuate, however, as the market price of Enbridge Common Shares fluctuates, because the Merger Consideration that is payable per share of Spectra Energy common stock is a fixed fraction of an Enbridge Common Share. As a result, the value of the Merger Consideration that Spectra Energy stockholders will receive upon the completion of the Merger could be greater than, less than or the same as the value of the Merger Consideration on the date of this Management Information Circular or at the time of the Enbridge Special Meeting. Accordingly, you are encouraged to obtain current stock price quotations for Spectra Energy common stock and Enbridge Common Shares before deciding how to vote with respect to the approval of Enbridge Common Share Issuance and the By-law Amendment. Spectra Energy common stock trades on the NYSE under the ticker symbol “SE” and Enbridge Common Shares trade on the NYSE and the TSX under the ticker symbol “ENB”. The price of Enbridge Common Shares on the NYSE is reported in U.S. dollars, while the price of Enbridge Common Shares on the TSX is reported in Canadian dollars.

Background of the Merger

Each of the Enbridge board of directors and the Spectra Energy board of directors, each with their respective senior management, and with the assistance of their respective financial and legal advisors, from time to time have separately and independently reviewed and considered various potential strategic opportunities and alternatives in light of industry, regulatory and economic trends and developments.

As part of these reviews, both Enbridge and Spectra Energy have evaluated potential transactions to advance their respective strategic objectives of enhancing shareholder and stockholder value, supporting dividend growth and better serving customers and employees. In furtherance of these objectives, in recent years, Enbridge senior management and Spectra Energy senior management have from time to time met with various industry executives, including each other, to discuss possible strategic transactions and have discussed sporadically with each other the idea of a possible business combination between the two companies. As part of each company’s strategic planning process, and in some instances based on these discussions, each of the Enbridge board of directors and the Spectra Energy board of directors had preliminarily considered possible transaction alternatives with other third parties. During 2015 and 2016, the Spectra Energy board of directors considered, and in some cases Spectra Energy management engaged in negotiations regarding, several potential strategic acquisitions/business combination transactions with third parties. These transactions were not pursued by the Spectra Energy board of directors for various reasons, including failure to reach an acceptable agreement with the potential counterparties. During 2015, the Enbridge board of directors considered potential strategic acquisitions/business combination transactions with third parties, however, the Enbridge board did not pursue any alternative transaction as the transactions considered did not fully meet Enbridge’s investment criteria including fit with strategy, industry fundamentals, and financial risk and reward considerations in a manner that would create shareholder value.

Enbridge’s senior management has considered or discussed the possibility of a business combination transaction between Enbridge and Spectra Energy periodically for at least the last 18 months. During this period, Enbridge’s senior management has continued to monitor and evaluate Spectra Energy and since November 2015, has provided periodic updates to the Enbridge board of directors, including presenting to the board on the possibility of a business combination transaction with Spectra Energy at Enbridge’s regularly scheduled board meetings in November and December 2015, as well as at the board meeting held in February 2016. Gov. James J. Blanchard disclosed that his law firm does work for Spectra Energy and he has participated in representing Spectra Energy. As a result of this conflict, Gov. Blanchard did not participate in these discussions or in any future meetings or discussions relating to a possible transaction with Spectra Energy.

On May 10 and 11, 2016, the Enbridge board of directors held a regularly scheduled meeting, which was also attended by certain of Enbridge’s senior management. During the meeting, the Enbridge board of directors and members of senior management reviewed the possibility of a business combination transaction between Enbridge and Spectra Energy, including the strong strategic fit, long term growth platform, short and long term financial benefits, cultural fit and view of the strategic strengths of Spectra Energy’s asset base. The Enbridge board of directors determined that Enbridge senior management should continue to analyze a potential business combination transaction with Spectra Energy and initiate discussions with Spectra Energy’s senior management about such a transaction.

On May 20, 2016, Mr. Al Monaco, the Chief Executive Officer of Enbridge, called Mr. Gregory L. Ebel, the Chairman and Chief Executive Officer of Spectra Energy, to inform Mr. Ebel that the Enbridge board of directors recently had discussed the possibility of combining Enbridge with Spectra Energy and the board’s view, which Mr. Monaco shared, that it was an appropriate time for both companies to consider a possible transaction. During the call, Mr. Monaco and Mr. Ebel discussed the strategic rationale for a possible transaction and agreed that their respective senior management teams would coordinate to schedule a meeting during the first week of June, at which Enbridge’s senior management would present preliminary parameters under which a possible transaction might occur. During the conversation, Mr. Ebel informed Mr. Monaco that the strategic rationale for a possible transaction was consistent with the discussions that the Spectra Energy board of directors also had on this topic from time to time. On May 27, 2016, Mr. Ebel informed the Spectra Energy directors of his discussion with Mr. Monaco and the upcoming meeting with Enbridge senior management.

On June 1, 2016, Mr. Monaco and Mr. Ebel, accompanied by each company’s Chief Financial Officer and Chief Development Officer, met in Denver, Colorado to further discuss a possible transaction. At the meeting, Enbridge senior management presented its view regarding the strategic rationale for a transaction between the two companies, including the potential synergies, value drivers and dividend payout assumptions for the combined company. Enbridge senior management also presented its preliminary proposal on the financial parameters of a possible transaction, which included a premium of approximately 10% to the NYSE trading price of Spectra Energy common stock, with approximately 90% of the consideration consisting of Enbridge Common Shares and the remainder of the consideration consisting of cash. Also during the meeting, Mr. Monaco and Mr. Ebel discussed governance matters for the combined company. Mr. Monaco indicated that Enbridge’s preliminary view was that Mr. Ebel would become non-executive Chairman of the board of directors of the combined company, Mr. Monaco would serve as the Chief Executive Officer of the combined company, that there would be proportionate director representation (based on approximate relative share ownership) on the board of the combined company and that the combined company’s management team would be selected with the objective of building the strongest possible management team. Mr. Ebel told Mr. Monaco that he would discuss Enbridge’s preliminary proposal and the strategic rationale for a potential transaction with the Spectra Energy board of directors. Following the meeting, Mr. Ebel informed the Spectra Energy board of directors that discussions with Enbridge were constructive, there appeared to be significant value that could be created by combining the two companies and he would provide a detailed update during the next Spectra Energy board meeting.

On June 13 and 14, 2016, the Spectra Energy board of directors held a regularly scheduled meeting, which was also attended on June 14 by Spectra Energy management and representatives of certain of Spectra Energy’s financial advisors and Wachtell Lipton, Spectra Energy’s outside counsel. During the meeting, Spectra Energy management and representatives of certain of Spectra Energy’s financial advisors provided a summary of the preliminary discussions between Enbridge and Spectra Energy senior management and the preliminary terms that Enbridge had proposed for a possible combination of the two companies, including the financial parameters of a possible transaction, the combined company’s potential dividend policy and the possible composition of the combined company’s board and management. Representatives of certain of Spectra Energy’s financial advisors reviewed Spectra Energy’s and Enbridge’s recent stock performance and discussed preliminary financial matters regarding the proposed transaction, including with respect to each company on a standalone and combined basis. Also at this meeting, representatives of Wachtell Lipton reviewed with the Spectra Energy directors their fiduciary duties in connection with considering a possible business combination involving the two companies. Following discussion regarding these topics, the consensus of the Spectra Energy board of directors was that management and Spectra Energy’s advisors should continue to engage in discussions with representatives of Enbridge regarding a possible business combination and should report to the board with updates regarding these discussions.

On June 16, 2016, Mr. Ebel informed Mr. Monaco that the Spectra Energy board of directors had authorized further discussions regarding a possible combination of Enbridge and Spectra Energy. Mr. Ebel informed Mr. Monaco that the Spectra Energy board was of the view that the premium and share/cash consideration mix for Spectra Energy stockholders, dividend growth commitments and the governance structure of the combined company were important open points requiring further discussion.

On June 17, 2016, Enbridge and Spectra Energy entered into the Confidentiality Agreement, which included reciprocal standstill restrictions. Each of Enbridge and Spectra Energy subsequently provided the other party and certain of their respective representatives with due diligence information, including with respect to the long term growth prospects of each company and the specific opportunities that underpinned these prospects, assumptions related to the potential synergies available in a business combination transaction between Enbridge and Spectra Energy and the potential credit profile of the combined company. For the remainder of June and throughout July and August, representatives of Enbridge and Spectra Energy engaged in mutual due diligence investigations on these and other topics, which included meetings, conference calls and review of materials in electronic data rooms.

On June 28 and 29, 2016, the Enbridge board of directors held a regularly scheduled meeting, which was also attended by certain of Enbridge’s senior management. Mr. Monaco updated the Enbridge board of directors on the initial discussions with Spectra Energy senior management and the strategic rationale for the transaction, including Spectra Energy’s competitive position and long term growth outlook, the dividend growth assumptions for the combined company and the positive impact on access to equity capital and share price. Enbridge management also discussed the potential credit rating impact of the proposed transaction. Enbridge management then discussed the initial results of their due diligence review of Spectra Energy and potential next steps. The Enbridge board of directors and members of management present agreed that Mr. Monaco and other senior management should continue to explore a potential business combination with representatives of Spectra Energy and conduct further due diligence investigations. The Enbridge board of directors directed management to provide an update on these matters at the next board meeting.

On June 30, 2016, Mr. Monaco called Mr. Ebel and advised him that the Enbridge board of directors supported the strategic rationale for combining Enbridge and Spectra Energy. Mr. Monaco also indicated that the Enbridge board of directors was scheduled to meet again at the end of July, at which time he wished to update the Enbridge board on various transaction matters, including rating agency and regulatory considerations.

Between June 30, 2016 and July 29, 2016, the respective Enbridge and Spectra Energy management teams and advisors continued to have meetings and conference calls regarding due diligence, regulatory and other matters. On July 21, 2016, Mr. Monaco called Mr. Ebel to discuss the upcoming meeting of the Enbridge board of directors on July 26 and 27, 2016 and reaffirmed Enbridge’s continued interest in assessing a combination of the two companies.

On July 26 and 27, 2016, the Enbridge board of directors held a regularly scheduled meeting, which was also attended by certain of Enbridge’s senior management. During the meeting, Mr. Monaco updated the Enbridge board of directors on his conversations with Mr. Ebel regarding a possible transaction and Spectra Energy’s willingness to explore a potential combination of the two companies. During the meeting, the Enbridge board, with the assistance of Credit Suisse, reviewed and discussed financial aspects of a possible business combination transaction between Enbridge and Spectra Energy. The Enbridge board of directors and members of management present then discussed the terms and timing of a possible transaction, including the form of consideration, premium, regulatory approvals, deal protection mechanisms, governance and tax matters. The Enbridge board of directors authorized Mr. Monaco and management to continue discussions with representatives of Spectra Energy to assess the viability of the combination and if it could be achieved on acceptable terms. The board further authorized Mr. Monaco to provide a written non-binding proposal to Mr. Ebel detailing Enbridge’s proposed terms for a merger with Spectra Energy.

On July 28, 2016, Mr. Monaco called Mr. Ebel to confirm that, consistent with prior discussions, the Enbridge board of directors viewed the combination of the two companies favorably, subject to due diligence and acceptable terms being reached by the parties. Mr. Ebel communicated to Mr. Monaco that he and the Spectra Energy board of directors shared the same favorable view, and that the premium and cash/share consideration mix for Spectra Energy stockholders, dividend growth commitments and governance structure of the combined company remained open issues that needed to be resolved by the parties.

On July 29, 2016, the Spectra Energy board of directors held a special meeting, which was also attended by Spectra Energy management and representatives of certain of Spectra Energy’s financial advisors and Wachtell Lipton. During the meeting, Mr. Ebel updated the Spectra Energy board of directors about his conversations with Mr. Monaco regarding a possible transaction and Enbridge’s continued interest in combining the two companies. Mr. Ebel also informed the directors that Enbridge indicated that it would submit to Spectra Energy a written non-binding proposal detailing its proposed terms for a possible business combination. Also at the meeting, members of Spectra Energy management provided an overview of Enbridge’s business and corporate structure and the potential credit rating impact of the proposed transaction. Representatives of certain of Spectra Energy’s financial advisors provided a capital markets and industry update, reviewed Spectra Energy’s and Enbridge’s recent stock performance and discussed certain updated preliminary financial matters regarding a proposed transaction. Following discussion regarding these topics, the Spectra Energy board of directors indicated its support for management and advisors to continue to engage in discussions with representatives of Enbridge and report back to the board with updates regarding these discussions.

Following the completion of the Spectra Energy board meeting on July 29, 2016, Mr. Ebel called Mr. Monaco to reiterate that the premium and cash/share consideration mix for Spectra Energy stockholders, anticipated dividend growth and governance structure of the combined company remained open issues that needed to be resolved by the parties.

Later in the day on July 29, 2016, Enbridge delivered a non-binding proposal letter to Spectra Energy, in which Enbridge proposed a merger with Spectra Energy. The letter, which was provided to the Spectra Energy directors on the same day, indicated that, further to the discussions which had occurred between the parties, the combined company would have a 12-member board, with the board Chairman and Chief Executive Officer roles to be split as previously discussed by the parties (with Mr. Ebel becoming the non-executive Chairman of the board of directors of the combined company and Mr. Monaco continuing to serve as the Chief Executive Officer of the combined company), the transaction consideration would consist primarily of shares with a low premium and the combined company would continue to have a major presence in Houston, Texas. The letter also indicated that Enbridge’s review of the proposed transaction suggested that the combined company was expected to be able to deliver annual dividend growth of 10% well into the next decade, while maintaining a conservative payout ratio.

On August 4, 2016, Mr. Monaco and Mr. Ebel discussed the proposed terms contained in Enbridge’s proposal letter and Mr. Ebel indicated that, among other things, the premium for Spectra Energy stockholders needed to exceed 10% in order for the transaction to be considered favorably by the Spectra Energy board of directors.

On August 5, 2016, the respective management teams of Enbridge and Spectra Energy, including the Chief Executive Officers of each company met and, with the assistance of representatives of Enbridge’s financial advisors and Spectra Energy’s financial advisors, discussed possible transaction terms and certain financial matters, due diligence and value drivers for the combined company, including long term growth prospects and synergies. During this meeting, the Enbridge management team and the Spectra Energy management team discussed, among other things, the premium for the proposed transaction, the consideration mix for Spectra Energy stockholders, the size and composition of the combined company’s board, the role and tenure of the chairman of the board of directors of the combined company and matters regarding closing certainty, including the scope of each party’s covenants to obtain regulatory approvals. Spectra Energy management communicated to Enbridge management that, in addition to the resolution of the matters described above, a commitment to dividend growth of at least 10% per year as previously discussed was important to Spectra Energy’s willingness to pursue the proposed transaction.

On August 9, 2016, finance teams from Enbridge and Spectra Energy met to discuss various matters, including preparing for possible rating agency presentations, which were scheduled to occur in late August.

On August 15, 2016, the Spectra Energy board of directors held a special meeting, which was also attended by Spectra Energy management and representatives of Spectra Energy’s financial advisors and Wachtell Lipton. During the meeting, Mr. Ebel and other members of Spectra Energy management discussed with the directors the outstanding transaction terms that Enbridge and Spectra Energy had been negotiating, including the premium and cash/share consideration mix for Spectra Energy stockholders, dividend growth commitments, regulatory approvals, funding of interim operations, termination fees, board composition and tenure of the chairman of the board of directors of the combined company. Mr. Ebel and other members of management also discussed with the directors the results of the due diligence examination that had been undertaken to date, particularly regarding each company’s growth projects. Also during the meeting, representatives of Spectra Energy’s financial advisors discussed potential timelines relating to the proposed transaction. Representatives of Wachtell Lipton reviewed with the Spectra Energy directors their fiduciary duties in connection with considering a possible business combination between the two companies. Following discussion regarding these topics, the Spectra Energy board of directors instructed management and advisors to continue to engage in negotiations with representatives of Enbridge regarding a possible business combination to achieve the best possible terms for the board’s review and report to the board with updates regarding these negotiations.

On August 19, 2016, Sullivan & Cromwell, Enbridge’s outside U.S. counsel, sent a draft merger agreement to Wachtell Lipton. The draft merger agreement provided for, among other things, a part cash and part share transaction, generally reciprocal obligations and rights with respect to the ability of each party to change its board recommendation, generally reciprocal termination rights and termination fee triggers, a termination fee of 4% of the transaction’s equity value payable by either party in specified circumstances, expense reimbursement if the other party’s shareholders voted against the transaction, a prohibition on each party’s ability to terminate the merger agreement in order to enter into a superior proposal prior to the completion of the stockholder meetings relating to the transaction, the extent of Enbridge’s obligations in connection with obtaining regulatory approvals, an appraisal rights closing condition and a 12-person combined company board, comprised of four Spectra Energy designees (including Spectra Energy’s Chief Executive Officer who would become non-executive Chairman of the board of directors of the combined company), and eight Enbridge designees (including Enbridge’s Chief Executive Officer who would continue to serve as the Chief Executive Officer of the combined company).

Between August 19, 2016 and August 27, 2016, the respective Enbridge and Spectra Energy management teams and advisors engaged in discussions about, among other matters, the terms of the draft merger agreement.

On August 22, 2016, the Enbridge board of directors held a telephonic meeting that was also attended by certain members of senior management, representatives of Sullivan & Cromwell, McCarthy Tétrault, Enbridge’s Canadian legal counsel, Credit Suisse and RBC. During the meeting, Mr. Monaco and members of senior management updated the Enbridge board of directors on the discussions that had occurred between the Enbridge and Spectra Energy management teams. Representatives of Enbridge’s outside legal counsel reviewed with the directors their fiduciary duties in connection with considering a possible business combination with Spectra Energy and certain process issues that should be considered. Representatives of Credit Suisse and RBC each also reviewed and discussed with the Enbridge board the recent share performance of Enbridge and Spectra Energy and the potential market reaction to an announcement of a business combination transaction with Spectra Energy. The Enbridge board of directors and members of senior management present discussed long term growth prospects, dividend growth commitments, estimated annual cost synergies that could be derived in connection with the transaction, the proposed mix of consideration, consisting mostly of Enbridge Common Shares, and the potential impact of the proposed transaction on Enbridge’s credit ratings. Also at this meeting, Enbridge’s directors, senior management and representatives of Enbridge’s advisors discussed preliminary terms of the possible business combination, including deal protection, regulatory approvals, governance of the combined company, certain interim operating covenants, transition planning and integration, and closing conditions. Following discussion on these topics, the Enbridge board of directors directed Enbridge’s senior management and advisors to continue to engage in negotiations with representatives of Spectra Energy regarding the terms of a possible business combination transaction.

On August 23, 2016, the Spectra Energy board of directors held a regularly scheduled meeting, which was also attended by Spectra Energy management and representatives of Spectra Energy’s financial advisors and Wachtell Lipton. During the meeting, Spectra Energy management updated the Spectra Energy directors on the discussions that had occurred between the respective Enbridge and Spectra Energy management teams and discussed with the directors the outstanding transaction terms that the respective Enbridge and Spectra Energy management teams and advisors had been negotiating, including the premium and cash/share consideration mix for Spectra Energy stockholders, certain tax matters, dividend growth commitments, regulatory approvals, closing conditions, interim operations considerations and board composition and other governance matters. Spectra Energy management also provided an update on and discussed with the directors the estimated potential synergies that could result from the proposed transaction and discussed the results of the due diligence examination that had been completed as of that time. Also during the meeting, representatives of Spectra Energy’s financial advisors reviewed Spectra Energy’s and Enbridge’s recent stock performance and discussed updated preliminary financial matters regarding the proposed transaction, including with respect to each company on a standalone and combined basis, as well as certain credit rating agency considerations. Representatives of Wachtell Lipton reviewed with the Spectra Energy directors their fiduciary duties in connection with considering a possible business combination between the two companies. Following discussion regarding these topics, the Spectra Energy board of directors provided direction with respect to outstanding matters and requested management and advisors to continue to engage in negotiations with representatives of Enbridge and report to the board with updates regarding the progress of these negotiations.

On August 25 and August 26, 2016, the respective senior management of Enbridge and Spectra Energy, including Mr. Monaco and Mr. Ebel and each company’s Chief Financial Officer, participated in meetings with credit rating agencies, during which they discussed the proposed transaction, pro forma corporate, financial and governance structure and strengths of the combined company.

Between August 27, 2016 and September 5, 2016, Wachtell Lipton and Sullivan & Cromwell, along with Goodmans LLP, Spectra Energy’s Canadian counsel, and McCarthy Tétrault, exchanged multiple revised drafts of the merger agreement reflecting various discussions and the respective parties’ positions on open items, including the cash/share consideration mix for Spectra Energy stockholders, tax-related matters, regulatory efforts requirements, conditionality, termination provisions, termination fee triggers and amounts, and governance provisions. Also during this period, the Enbridge and Spectra Energy management teams continued to negotiate the respective parties’ positions on these items and worked on preparing additional information for the rating agencies.

On August 28, 2016, the Spectra Energy board of directors held a special meeting, which was also attended by Spectra Energy management and representatives of Spectra Energy’s financial advisors and Wachtell Lipton, and included Mr. Monaco for the opening segment of the meeting. Mr. Monaco presented to the Spectra Energy directors, among other matters, his vision for the combined company and responded to questions from Spectra Energy’s directors. After Mr. Monaco departed the meeting, Spectra Energy management and Spectra Energy’s legal and financial advisors updated the Spectra Energy directors on the discussions that had occurred between the Enbridge and Spectra Energy management teams and discussed with the directors the outstanding transaction terms that they and the advisors had been negotiating. Also during the meeting, representatives of Spectra Energy’s financial advisors reviewed Spectra Energy’s and Enbridge’s recent stock performance and discussed updated preliminary financial matters regarding the proposed transaction. Representatives of Wachtell Lipton reviewed with the Spectra Energy directors their fiduciary duties in connection with considering a possible business combination between the two companies and provided an overview of the terms of the draft merger agreement. In addition, Spectra Energy management and representatives of Wachtell Lipton discussed with the Spectra Energy directors employee compensation and benefits related matters. Following discussion regarding these topics, the Spectra Energy board of directors provided direction with respect to outstanding matters and requested management and advisors to continue negotiations and report to the board with updates regarding the progress of these negotiations.

Between August 28, 2016 and September 1, 2016, the respective Enbridge and Spectra Energy management teams and advisors continued to negotiate the remaining open transaction terms, particularly the exchange ratio that would determine the number of Enbridge Common Shares that Spectra Energy stockholders would receive for their Spectra Energy common stock, the cash/share consideration mix for Spectra Energy stockholders, termination provisions and termination fee triggers, certain tax matters and governance terms.

On August 29, 2016, the Enbridge board of directors held a telephonic meeting that was also attended by certain of Enbridge’s senior management and representatives of Sullivan & Cromwell, Credit Suisse and RBC. During the meeting, members of senior management of Enbridge updated the Enbridge board of directors on the negotiations between the Enbridge and Spectra Energy management teams and their advisors, including outstanding transaction terms and open issues, which included premium and consideration mix, regulatory approvals, board composition and other governance matters. Enbridge’s senior management also discussed Enbridge’s potential credit ratings in connection with a business combination transaction with Spectra Energy and planned discussions with the rating agencies. Enbridge senior management also discussed with Enbridge’s directors whether, given Spectra Energy’s preference for more shares as part of the merger consideration, Enbridge should consider proposing consideration consisting entirely of Enbridge Common Shares. Enbridge’s senior management then updated and discussed with the Enbridge board of directors that due diligence on Spectra Energy had effectively been completed and an updated financial analysis would be presented at the next board meeting. Following discussion regarding these topics, the Enbridge board of directors directed management and Enbridge’s advisors to continue to engage in negotiations with representatives of Spectra Energy and to report to the board with updates regarding the progress of these negotiations and feedback from the ratings agencies.

On September 1, 2016, representatives of Enbridge sent a revised proposal to Spectra Energy, which provided for an exchange ratio of 0.870 of an Enbridge Common Share plus US$3.82 in cash for each share of Spectra Energy common stock, which represented an approximately 7% premium to the closing price of Spectra Energy common stock on August 31, 2016. The proposal indicated that the combined cash/share consideration was equivalent to an exchange ratio of 0.966 of an Enbridge Common Share for each share of Spectra Energy common stock if it were an all-share transaction. The proposal also provided for a reciprocal termination fee of 3.85% based on the respective equity values of Enbridge and Spectra Energy, but did not include proposals regarding the size and composition of the combined company’s board and committees. The proposal also indicated that it was subject to rating agency confirmation of Enbridge’s current credit ratings.

On September 2, 2016, following discussions with Spectra Energy management, representatives of Enbridge sent a revised proposal to Spectra Energy, which provided for an exchange ratio of 0.966 in a share-for-share merger, which represented a 9.53% premium to the closing price of Spectra Energy common stock on September 2, 2016. The proposal also provided for a reciprocal termination fee of 3.85% based on the respective equity values of Enbridge and Spectra Energy, but did not address the size and composition of the combined company’s board and committees. The proposal also indicated that it was subject to rating agency confirmation of Enbridge’s current credit ratings, which discussions remained ongoing.

On September 3, 2016, the Spectra Energy board of directors held a special meeting with Spectra Energy management and representatives of Spectra Energy’s financial advisors and Wachtell Lipton to receive an update on and review the proposed terms and conditions of a possible transaction with Enbridge, which was now proposed to be an all-share merger. Spectra Energy management provided an update on the negotiations and Enbridge’s September 2, 2016 revised proposal as well as additional information on due diligence and annual run-rate operating and financial cost synergies of $540 million (US$415 million) based on the combined company’s reduction in its general operations, administrative and other costs and increased purchasing power (excluding tax synergies in 2019). Representatives of Spectra Energy’s financial advisors discussed with the Spectra Energy board of directors updated preliminary financial matters regarding the proposed transaction. Representatives of Wachtell Lipton reviewed with the Spectra Energy directors their fiduciary duties in connection with considering the merger and reviewed in detail the terms of the draft merger agreement, including the terms that remained subject to further negotiation. Following discussion regarding these topics, the Spectra Energy board of directors reiterated its support for the transaction with Enbridge and instructed management to continue negotiations with Enbridge, including to seek an increase of the exchange ratio and improvement of certain of the other terms discussed at this meeting, with another meeting of the Spectra Energy board of directors to be scheduled after more clarity was received from the rating agencies.

Following the September 3, 2016 Spectra Energy board meeting, Spectra Energy management sent a revised proposal to Enbridge, which provided for, among other things, an increase in the exchange ratio to 0.988 based on the closing price of Enbridge Common Shares on the NYSE on September 2, 2016, with an adjustment if the transaction was not to be announced by the opening of business on September 6, 2016 and the price of Enbridge Common Shares was to decline relative to the price of Spectra Energy common stock, a reduction in the termination fees to 3.5% of the respective equity values of Enbridge and Spectra Energy, Spectra Energy having five designees on the combined company’s 13-person board and proportional board committee representation.

On September 4, 2016, the Enbridge board of directors held a special meeting which was also attended by Enbridge management and representatives of Sullivan & Cromwell, McCarthy Tétrault, Credit Suisse and RBC. Enbridge management provided the Enbridge board of directors with an update on the most recent transaction negotiations. Representatives of Enbridge’s outside legal counsel reviewed with the Enbridge directors their fiduciary duties in connection with considering the merger and reviewed the terms of the draft merger agreement, including the terms that remained subject to further negotiation. The Enbridge board of directors, with the assistance of representatives of Credit Suisse and RBC, then reviewed and discussed financial aspects of a possible business combination transaction between Enbridge and Spectra Energy. Members of Enbridge management reviewed with the directors the completed due diligence investigations on Spectra Energy and the feedback of the credit rating agencies on Enbridge’s credit ratings upon the closing of the proposed transaction, as well as anticipated annual run-rate operating and financial cost synergies of $540 million (US$415 million) based on the combined company’s reduction in its general operations, administrative and other costs and increased purchasing power (excluding tax synergies in 2019) and transaction costs of the proposed transaction. Following the discussion regarding these topics, Enbridge’s board of directors reiterated its support for the transaction with Spectra Energy and instructed Enbridge’s senior management and advisors to continue negotiations with Spectra Energy.

During the early morning hours on September 5, 2016, representatives of Sullivan & Cromwell sent a revised draft merger agreement to representatives of Wachtell Lipton, which provided for, among other things, a 0.980 exchange ratio, 3.5% termination fees based on the respective equity values of Enbridge and Spectra Energy and a 13-person combined company board, with five Spectra Energy designees. Thereafter, the parties and their respective legal advisors continued to negotiate the exchange ratio and finalize the remaining open terms of the draft merger agreement.

By the afternoon of September 5, 2016, the parties agreed to, among other things, submit for consideration by their respective boards of directors the terms of a transaction based on an exchange ratio of 0.984, which represented an implied value per share of Spectra Energy common stock of US$40.33, based on the closing price of Enbridge Common Shares on the NYSE on September 2, 2016 (the last trading day prior to announcement of the Merger), and an approximate 11.5% premium to the closing price of Spectra Energy common stock on the same date. In addition, the parties agreed to termination fees equal to 3.5% of the respective equity values of Enbridge and Spectra Energy, a 13-person combined company board, with five Spectra Energy designees, proportional representation of the Spectra Energy designees on each board committee and Mr. Ebel becoming the non-executive Chairman of the board of directors of the combined company. Enbridge management also received and shared with Spectra Energy management favorable feedback from the credit rating agencies regarding their view of Enbridge’s credit rating upon the closing of the proposed transaction. Specifically, the credit rating agencies indicated that the announcement of an all-share merger with Spectra Energy would not have a negative impact on Enbridge’s credit ratings.

On September 5, 2016, the Enbridge board of directors held a special meeting with Mr. Ebel, who spoke with the Enbridge board of directors regarding Spectra Energy and his continued enthusiasm for the potential combination of the two companies, discussed Spectra Energy’s strategic approach, and shared his perspective on the benefits of the combination for all investors. Once Mr. Ebel departed, Enbridge management and representatives of Sullivan & Cromwell, McCarthy Tétrault, Credit Suisse and RBC joined the meeting. Enbridge management provided a review of the completed due diligence investigations on Spectra Energy and an update on the most recent transaction negotiations, including the proposed 0.984 exchange ratio. Representatives of Enbridge’s external legal counsel reviewed with the Enbridge directors their fiduciary duties in connection with considering the Merger and then reviewed the principal terms of the Merger Agreement. Also at this meeting, representatives of Credit Suisse and RBC separately reviewed and discussed with the Enbridge board of directors the financial aspects of the proposed transaction between Enbridge and Spectra Energy and rendered their respective oral opinions, confirmed by delivery of written opinions, dated September 5, 2016, to the Enbridge board of directors to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Enbridge. Representatives of management discussed the possible effect of the transaction on Enbridge non-shareholder constituencies, including creditors, employees and communities. Based on the discussions and deliberations at the September 4, 2016 and September 5, 2016 board meetings and after considering the terms of the Merger Agreement and the other factors described under “The Merger - Enbridge’s Reasons for the Merger” the Enbridge board of directors (i) determined that the Merger was in the best interests of Enbridge and Merger Sub, authorized and approved the Merger Agreement and resolved to recommend approval of the issuance of Enbridge Common Shares in connection with the Merger and the By-law Amendment to Enbridge Shareholders and (ii) directed that the issuance of the Enbridge Common Shares to be issued in connection with the Merger and the By-law Amendment be submitted to the Enbridge Shareholders for their approval. The Enbridge board of directors then authorized Enbridge’s senior management to finalize and execute the Merger Agreement on substantially the terms reviewed at the board meeting.

During the evening of September 5, 2016, the Spectra Energy board of directors held a special meeting at which Spectra Energy management and representatives of Spectra Energy’s financial advisors and Wachtell Lipton were present. Spectra Energy management provided an update on the most recent transaction negotiations, including the proposed 0.984 exchange ratio, and management’s view that, based on positions taken by Enbridge, this was the maximum exchange ratio that Enbridge would be willing to agree to in the merger. Also at this meeting, representatives of Spectra Energy’s financial advisors separately reviewed with the Spectra Energy board of directors the financial aspects of the proposed transaction between Enbridge and Spectra Energy. Also at the meeting, representatives of Wachtell Lipton reviewed the draft merger agreement and provided an update on the proposed terms and conditions. Based on the discussions and deliberations at the September 3, 2016 and September 5, 2016 board meetings and after receiving Spectra Energy management’s favorable recommendation of the Merger, the Spectra Energy board of directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, Spectra Energy and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, authorized management to execute the Merger Agreement on behalf of Spectra Energy, directed that the Merger Agreement be submitted to a vote at a meeting of Spectra Energy stockholders, resolved to recommend that Spectra Energy stockholders vote to adopt the Merger Agreement and approved and authorized certain related matters.

Following the approvals by each of the Enbridge board of directors and Spectra Energy board of directors, Enbridge and Spectra Energy finalized and executed the Merger Agreement.

On the morning of September 6, 2016, Enbridge and Spectra Energy issued a joint press release announcing the Merger Agreement.

Board of Directors and Management of Enbridge after the Merger

Board of Directors

Pursuant to the Merger Agreement, as of the Effective Time, the Enbridge board of directors will consist of a total of 13 directors, comprised of eight directors designated by Enbridge and five directors designated by Spectra Energy. Mr. Al Monaco will serve as President and Chief Executive Officer of the combined company and Mr. Gregory L. Ebel will serve as non-executive Chairman of the board of directors of the combined company.

The remaining members of the Enbridge board of directors following completion of the Merger have not yet been determined. Pursuant to the Merger Agreement, at least five business days prior to the Closing Date, Spectra Energy will designate five directors (including Mr. Ebel) from the Spectra Energy board of directors to be appointed to the Enbridge board of directors (the “Spectra Energy Designees”). If any of the Spectra Energy Designees was not a director of Spectra Energy as of the date of the Merger Agreement, Enbridge will have the right to consent to such designation (such consent not to be unreasonably withheld, conditioned or delayed). For more information, see the section entitled “The Merger Agreement - Effects of the Merger - Enbridge Governance and Other Matters”.

Information about Mr. Monaco is incorporated herein by reference from the annual information form of Enbridge dated February 19, 2016 for the year ended December 31, 2015 and the management information circular of Enbridge dated March 8, 2016 relating to the annual meeting of Enbridge Shareholders held on May 12, 2016. Information about Mr. Ebel is provided in “Appendix F – Information Concerning Spectra Energy Corp”.

Management

Other than Mr. Monaco serving as President and Chief Executive Officer of Enbridge and as described below, the executive management team following the Merger has not yet been determined. At the time of filing of this Management Information Circular, the parties have announced the following appointments for the combined company to be effective as of the Effective Time:

•	Guy Jarvis, President, Liquids Pipelines & Major Projects;

•	William T. Yardley, President, Gas Transmission & Midstream; and

•	John Whelen, Executive Vice President & Chief Financial Officer.

Information about Mr. Jarvis and Mr. Whelen is incorporated herein by reference from the annual information form of Enbridge dated February 19, 2016 for the year ended December 31, 2015 and the management information circular of Enbridge dated March 8, 2016 relating to the annual meeting of Enbridge Shareholders held on May 12, 2016.

The following is biographical information for Mr. Yardley: Mr. Yardley is 52 years old and resides in Houston, Texas. He has served as Spectra Energy’s President, U.S. Transmission and Storage since January 2013. Prior to then, he served as Spectra Energy’s Group Vice President of Northeastern U.S. Assets and Operations since 2007. Mr. Yardley joined Spectra Energy in 2000 as general manager of marketing for Spectra Energy’s predecessor company, Duke Energy Gas Transmission. Prior to joining Spectra Energy, Mr. Yardley was employed by Boston Gas Company where he served as director of gas supply from 1991 to 1994, general manager of gas supply from 1994 to 1997, and vice president of marketing from 1997 to 2000. Mr. Yardley currently serves on the board of directors of Spectra Energy Partners GP, LLC (the general partner of the general partner of Spectra Energy Partners, LP) and is on the board of directors of the Interstate Natural Gas Association of America, the Northeast Gas Association and the United Way of Greater Houston and is a member of the Leadership Council of the American Gas Association.

Additional members of the executive management team of Enbridge following the Merger will be communicated in due course.

Enbridge’s Reasons for the Merger

At its meeting held on September 5, 2016, having undertaken a review of, and carefully considered, information concerning Spectra Energy, the proposed Merger and alternatives, including in-depth consultation with Enbridge’s management and Enbridge’s legal and financial advisors, and consideration of such other matters as the board of directors of Enbridge considered relevant, the Enbridge board of directors unanimously approved, by all directors present, the Merger Agreement and the transactions contemplated thereby and authorized the issuance of Enbridge Common Shares pursuant to the Merger Agreement. In doing so, the Enbridge board of directors considered the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of Enbridge and Spectra Energy, with a view to the best interests of Enbridge and its stakeholders, including Enbridge Shareholders, employees, debtholders and other creditors, customers, governments and the environment, among others. Gov. Blanchard recused himself from all deliberations relating to a possible transaction with Spectra Energy because his law firm does work for Spectra Energy and he has participated in representing Spectra Energy. In making its determination, the Enbridge board of directors considered a number of factors, including the following:

•

Enbridge expects that the combination of Enbridge’s and Spectra Energy’s respective businesses will add scale and substantial product and geographic diversity to Enbridge following completion of the Merger, in particular balancing its oil transportation business with an equally sized gas transportation business, providing greater optionality and broader platforms for future growth;

•

Enbridge expects to more than double its total development project inventory, creating a secured growth program of approximately $26 billion and a probability weighted backlog of unsecured projects of approximately $48 billion, following completion of the Merger;

•	Enbridge expects that the Merger and resulting growth profile will support its predictable and growing available cash flow from operations per share in the range of 12% to 14% annually through 2019;

•	Enbridge expects that the Merger and resulting growth profile will support future available cash flow from operations growth beyond 2019;

•

Enbridge expects that the Merger and resulting available cash flow from operations per share will support annual dividend growth of 15% in 2017 and extends its year-over-year dividend growth outlook of 10% to 12% from 2018 through 2024;

•	Enbridge expects that, following completion of the Merger, it will maintain a low risk commercial portfolio to support resilience in various market cycles;

•	Enbridge expects that the scale, quality and investor value proposition of Enbridge following completion of the Merger will attract additional investor interest;

•	Enbridge expects that, following completion of the Merger, it will have enhanced access to equity and debt capital;

•	Enbridge expects that the Merger will enhance the strength of its investment grade balance sheet;

•	the favorable feedback received from independent credit rating agencies with respect to the potential impact of the proposed transaction on Enbridge’s credit ratings;

•

Enbridge expects to realize operating and financial annual run-rate cost synergies of $540 million (US$415 million) based on the combined company’s reduction in its general operations, administrative and other costs and increased purchasing power (excluding tax synergies in 2019);

•	Enbridge expects to realize operating and financial synergies over time following completion of the Merger;

•	the belief that the seasoned management team at Spectra Energy will bring valuable talent to the operations of the combined company;

•	the belief that Enbridge and Spectra Energy have similar corporate cultures and values;

•	the fact that the Exchange Ratio is fixed and will not be adjusted for fluctuations in the market price of Enbridge Common Shares or Spectra Energy common stock;

•

the opinion of Credit Suisse to the Enbridge board of directors to the effect that, as of September 5, 2016, and based upon and subject to the procedures followed and the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Canadian Exchange Offer and in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Enbridge;

•

the opinion of RBC to the Enbridge board of directors to the effect that, as of September 5, 2016, and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Exchange Ratio was fair, from a financial point of view, to Enbridge;

•

the ability of Enbridge, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, as further described in the section entitled “The Merger Agreement - No Solicitation”;

•

the ability of the Enbridge board of directors, in specified circumstances, to change its recommendation to Enbridge Shareholders concerning the Merger, as further described in the section entitled “The Merger Agreement - Board of Directors Recommendations”;

•	other favorable terms of the Merger Agreement, including:

○

restrictions on Spectra Energy’s ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with Spectra Energy, as further discussed in the section entitled “The Merger Agreement - No Solicitation”;

○	the obligation of Spectra Energy to pay Enbridge a termination fee of US$1.0 billion upon termination of the Merger Agreement under specified circumstances;

○

the obligation of Spectra Energy to reimburse Enbridge for its out-of-pocket expenses, subject to a maximum amount of US$100 million, if the Merger Agreement is terminated as a result of the failure to obtain the requisite Spectra Energy stockholder approval; and

○

the requirement that Spectra Energy hold a stockholder vote on the adoption of the Merger Agreement, even though the Spectra Energy board of directors may have withdrawn or changed its recommendation, and the inability of Spectra Energy to terminate the Merger Agreement to enter into an agreement for a superior proposal prior to the completion of Spectra Special Meeting to vote on the adoption of the Merger Agreement; and

•	the probability that the conditions to the Merger will be satisfied.

In connection with its deliberations relating to the Merger, the Enbridge board of directors also considered potential risks and negative factors concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the risk that the Merger might not be completed in a timely manner or at all;

•

the effect that the length of time from announcement until closing could have on the market price of Enbridge Common Shares, Enbridge’s operating results (particularly in light of the significant costs incurred in connection with the Merger) and the relationships with Enbridge’s employees, Enbridge Shareholders, customers, suppliers, regulators, partners and others that do business with Enbridge;

•

the risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or not achieved in the expected time frame;

•	the risk that the regulatory approval process could result in undesirable conditions, impose burdensome terms or result in increased pre-tax transaction costs;

•

the risk of diverting the attention of Enbridge’s senior management from other strategic priorities to implement the Merger and make arrangements for integration of Enbridge’s and Spectra Energy’s operations and infrastructure following the Merger;

•

certain restrictions on the conduct of Enbridge’s business during the pendency of the Merger, including restrictions on Enbridge’s ability to solicit alternative business combination transactions, although the Enbridge board of directors believed that such restrictions were reasonable;

•

the inability of Enbridge to terminate the Merger Agreement to enter into an agreement for a superior proposal prior to the completion of the Enbridge Special Meeting to vote on the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution;

•	the potential impact on the market price of Enbridge Common Shares as a result of the issuance of the Merger Consideration to Spectra Energy stockholders; and

•	the risks described in the section entitled “Risk Factors”.

After consideration of these factors, the Enbridge board of directors determined that, overall, the potential benefits of the Merger outweighed the potential risks.

The foregoing discussion of factors considered by the Enbridge board of directors is not intended to be exhaustive and may not include all the factors considered by the Enbridge board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Enbridge board of directors did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Merger Agreement. In addition, individual members of the Enbridge board of directors may have given differing weights to different factors. The Enbridge board of directors conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Enbridge’s management and outside legal and financial advisors.

The foregoing description of Enbridge’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Recommendation of the Enbridge Board of Directors

Having carefully considered and undertaken a review of information concerning Spectra Energy, the proposed Merger and alternatives, including in-depth consultation with Enbridge’s management and Enbridge’s legal counsel and financial advisors (including, among other things, a review and consideration of the opinion of Credit Suisse and the opinion of RBC) and consideration of such other matters as the board of directors of Enbridge considered relevant, the Enbridge board of directors unanimously determined, by all directors present, that the Merger is in the best interests of Enbridge and resolved to recommend that Enbridge Shareholders vote in favour of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution. Accordingly, the board of directors of Enbridge recommends that Enbridge Shareholders vote FOR the Enbridge Common Share Issuance Resolution and FOR the By-law Amendment Resolution.

Opinions of Enbridge’s Financial Advisors

Opinion of Credit Suisse

On September 5, 2016, Credit Suisse rendered to the Enbridge board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated September 5, 2016, to the effect that, as of such date, and based upon and subject to the procedures followed and the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Canadian Exchange Offer and in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Enbridge. Credit Suisse’s opinion was only one of many factors considered by the Enbridge board of directors in evaluating the Merger and was not determinative of the views of the Enbridge board of directors with respect to the Merger or the Exchange Ratio set forth in the Merger Agreement.

Credit Suisse’s opinion was directed to the Enbridge board of directors and addressed only the fairness, from a financial point of view, to Enbridge, of the Exchange Ratio in the Canadian Exchange Offer and in the Merger pursuant to in the Merger Agreement and did not address any other aspect or implication of the Merger or any related matter. The summary of Credit Suisse’s opinion in this Management Information Circular is qualified in its entirety by reference to the full text of Credit Suisse’s opinion, which is included as “Appendix C – Opinion of Credit Suisse Securities (Canada), Inc.” to this Management Information Circular and sets forth the procedures followed and the assumptions, qualifications, limitations and other matters considered by Credit Suisse in connection with the preparation of its opinion. Credit Suisse’s opinion was furnished for the use of the Enbridge board of directors (solely in its capacity as such) in connection with its evaluation of the Merger, and the opinion is subject to the limitations and qualifications contained therein. Credit Suisse’s opinion does not constitute a recommendation to the Enbridge board of directors or any other person as to how to act or vote with respect to the Merger, the Enbridge Common Share Issuance Resolution or any related matter.

Enbridge engaged Credit Suisse as one of its financial advisors in connection with the Merger effective July 26, 2016. Pursuant to the terms of Credit Suisse’s engagement by Enbridge, Enbridge is obligated to pay Credit Suisse certain fees for its services, consisting of an announcement fee which became payable to Credit Suisse upon the rendering of its opinion (regardless of the conclusion reached therein), an approval fee payable to Credit Suisse upon the approval of the Merger by Enbridge Shareholders and Spectra Energy stockholders, and a transaction fee payable to Credit Suisse which is contingent upon the consummation of the Merger (and accounts for a substantial portion of the overall fees paid or payable to Credit Suisse). In addition, Enbridge has agreed to reimburse Credit Suisse for certain of its expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to Credit Suisse’s engagement.

Opinion of RBC

The Enbridge board of directors engaged RBC as one of its financial advisors to provide advice and assistance in evaluating the Merger. In connection with this engagement, on September 5, 2016, RBC rendered to the Enbridge board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated September 5, 2016, to the effect that, as of such date, and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the rendering of such opinion, the Exchange Ratio was fair, from a financial point of view, to Enbridge. RBC’s opinion was only one of many factors considered by the Enbridge board of directors in evaluating the Merger and was not determinative of the views of the Enbridge board of directors with respect to the Merger or the Exchange Ratio set forth in the Merger Agreement.

The full text of the written opinion of RBC dated September 5, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the rendering of such opinion, is attached as “Appendix D – Opinion of RBC Dominion Securities Inc.” to this Management Information Circular and should be read carefully and in its entirety. RBC provided its opinion for the use of the Enbridge board of directors in connection with its consideration of the Merger and the opinion is subject to the limitations and qualifications contained therein. The opinion of RBC does not constitute a recommendation to any Enbridge Shareholder as to how such shareholder should vote with respect to the Enbridge Common Share Issuance Resolution or any other matter.

RBC was engaged by Enbridge as a financial advisor effective July 28, 2016 to provide the Enbridge board of directors with financial advisory services. Pursuant to the terms of its engagement agreement with Enbridge, RBC has been, or is to be, paid fees for its services as a financial advisor, including: (i) a fee for the delivery of its fairness opinion, which was not contingent upon the conclusion reached therein; (ii) a fee that is contingent upon approval of the Merger by Enbridge Shareholders and Spectra Energy stockholders; and (iii) a fee that is contingent upon completion of the Merger. Enbridge has also agreed to reimburse RBC for its reasonable out-of-pocket expenses and to indemnify RBC against certain liabilities.

Impact on Credit Ratings

In connection with its evaluation of the Merger, Enbridge considered the potential impact of the Merger on its credit ratings. As part of this consideration, the respective senior management of Enbridge and Spectra Energy, including Mr. Monaco and Mr. Ebel, and each company’s Chief Financial Officer, participated in meetings with credit rating agencies, during which they discussed the proposed transaction, pro forma corporate, financial and governance structure and strengths of the combined company. Prior to the execution of the Merger Agreement, Enbridge management received and shared with Spectra Energy management favorable feedback from the credit rating agencies regarding their view of Enbridge’s credit rating upon the closing of the proposed transaction.

On September 6, 2016, following the announcement of the Merger, S&P affirmed its “BBB+” long-term corporate credit and senior unsecured debt ratings on Enbridge and confirmed that the outlook was stable.

On September 6, 2016, following the announcement of the Merger, DBRS placed Enbridge’s credit ratings on “Under Review with Developing Implications” and indicated that it would soon provide updated commentary on the potential impacts of the Merger on Enbridge. On September 8, 2016, DBRS confirmed that it would maintain its existing ratings in respect of Enbridge and maintain Enbridge’s credit ratings as “Under Review with Developing Implications”. DBRS has indicated that it expects to confirm Enbridge’s ratings with stable trends in the event that the Merger is completed as contemplated.

On September 6, 2016, following the announcement of the Merger, Moody’s affirmed the “Baa2” senior unsecured rating for Enbridge and indicated that the rating outlook for Enbridge remained negative. Moody’s indicated that it is maintaining a negative rating outlook for Enbridge until Enbridge executes the Merger, its capital program in 2017 and certain deleveraging plans.

Listing of Enbridge Common Shares

Enbridge Common Shares are currently listed on the TSX and the NYSE under the ticker symbol “ENB”. Spectra Energy common stock is currently listed on the NYSE under the ticker symbol “SE”. For information regarding prior sales and trading price and volume of Enbridge Common Shares, please see “Appendix G – Information Concerning Enbridge Inc.”. For information regarding prior sales and trading volume of Spectra Energy common stock, please see “Appendix F – Information Concerning Spectra Energy Corp”.

It is a condition to the completion of the Merger that the Enbridge Common Shares issued pursuant to the Merger Agreement are approved for listing on the NYSE and the TSX, subject to official notice of issuance. Enbridge must use its best efforts to obtain the listing and admission for trading of the Enbridge Common Shares issued as Merger Consideration on both the NYSE and the TSX.

The TSX has conditionally approved the listing of the Enbridge Common Shares to be issued to Spectra Energy stockholders pursuant to the Merger Agreement, which Enbridge Common Shares will be registered in the U.S. pursuant to the Enbridge U.S. registration statement on Form F-4. Listing of such Enbridge Common Shares is subject to Enbridge fulfilling all of the requirements of the TSX on or before the business day following the Closing Date. Enbridge is required under the terms of the Merger Agreement to apply to the NYSE to list the Enbridge Common Shares to be issued to Spectra Energy stockholders pursuant to the Merger Agreement on the NYSE, which Enbridge Common Shares will be registered in the U.S. pursuant to the Enbridge U.S. registration statement on Form F-4. Listing will be subject to Enbridge fulfilling all the listing requirements of the NYSE. There can be no assurance that the Enbridge Common Shares will be accepted for listing on the TSX or the NYSE.

Delisting and Deregistration of Spectra Energy Common Stock

As promptly as practicable after the Effective Time, and in any event no more than 10 days after the Effective Time, Spectra Energy common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Interests of Enbridge’s Directors and Executive Officers in the Merger

Gov. James J. Blanchard, a director of Enbridge, disclosed that his law firm does work for Spectra Energy and he has participated in representing Spectra Energy. As a result of this conflict, Gov. Blanchard did not participate in discussions or meetings of the Enbridge board of directors relating to a possible transaction with Spectra Energy. See “The Merger – Background of the Merger”.

Pursuant to the terms of the Merger Agreement, Enbridge has agreed to, prior to the Closing Date, take all actions necessary to (i) cause the Enbridge board of directors to consist of 13 directors at the Effective Time, (ii) secure the resignations of such number of Enbridge directors as is necessary for the Enbridge board of directors, immediately following the Effective Time, to consist of 13 directors following the appointment of each of the Spectra Energy Designees, which resignations will be effective at or prior to the Effective Time and (iii) cause the Spectra Energy Designees to be appointed to the Enbridge board of directors as of the Effective Time. In order to give effect to the foregoing, Enbridge anticipates that four of the existing Enbridge directors will need to resign. It has not yet been determined which of the existing Enbridge directors will resign. In connection with his or her resignation, each resigning director will receive the cash amount such resigning director is entitled to receive with respect to the redemption of the Enbridge DSUs held by him or her. The cash entitlement per Enbridge DSU is calculated using the weighted average of the closing price of the Enbridge Common Shares on the TSX for the last five trading days before the redemption date, multiplied by the number of Enbridge DSUs the resigning director holds. For additional information regarding the governance of Enbridge after completion of the Merger, see the section entitled “The Merger  – Board of Directors and Management of Enbridge after the Merger”.

The Spectra Energy Special Meeting and Stockholder Approval

The Spectra Energy Special Meeting will be held on December 15, 2016 at 2:00 p.m. (Central time) at 5400 Westheimer Court, Houston, Texas 77056. At the Spectra Energy Special Meeting, Spectra Energy stockholders will be asked to consider and vote on the following proposals:

1.

Merger Proposal: to adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into Spectra Energy. Spectra Energy will survive the Merger as a direct wholly-owned subsidiary of Enbridge; and

2.

Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis certain specified compensation that will or may be paid by Spectra Energy to its named executive officers that is based on or otherwise relates to the Merger.

A majority of the shares entitled to vote must be present in person or by proxy at the Spectra Energy Special Meeting in order to constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Spectra Energy common stock. The approval of the Merger Proposal is a condition to the obligations of Enbridge and Spectra Energy to complete the Merger.

Approval, on an advisory (non-binding) basis, of the Advisory Compensation Proposal requires the affirmative vote of holders of a majority of the shares of Spectra Energy common stock that are present at the Spectra Energy Special Meeting in person or by proxy and are entitled to vote on the Advisory Compensation Proposal. The approval of the Advisory Compensation Proposal is not a condition to the obligations of Enbridge or Spectra Energy to complete the Merger and is not binding on Enbridge or Spectra Energy following the Merger.

The Spectra Energy board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Spectra Energy and its stockholders, and has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Spectra Energy board of directors recommended that Spectra Energy stockholders vote for the approval of both the Merger Proposal and the Advisory Compensation Proposal.

In connection with the Merger and the Spectra Energy Special Meeting, Enbridge and Spectra Energy have filed with the SEC the proxy statement/prospectus.

Accounting Treatment of the Merger

In accordance with U.S. GAAP, the Merger will be accounted for as a business combination applying the acquisition method of accounting. Accordingly, the aggregate fair value of the Merger Consideration paid by Enbridge in connection with the Merger will be allocated to Spectra Energy’s net assets based on their fair values as of the completion of the transaction. The excess of the total purchase consideration over the fair value of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in Spectra Energy will be allocated to goodwill. The results of operations of Spectra Energy will be included in Enbridge’s consolidated results of operations only for periods subsequent to the completion of the Merger.

Regulatory Approvals Required for the Merger

To complete the Merger and the other transactions contemplated by the Merger Agreement, Enbridge and Spectra Energy must make and deliver certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration of waiting periods from Canadian and U.S. governmental and regulatory bodies, antitrust and other regulatory authorities. Enbridge and Spectra Energy have each agreed to use their reasonable best efforts to obtain clearance under the HSR Act and their best efforts to obtain and maintain all other regulatory approvals necessary to complete the Merger and the other transactions contemplated by the Merger Agreement. Enbridge is not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the completion of the Merger other than those described in this Management Information Circular. There can be no assurance, however, if and when any of the approvals required to be obtained for the Merger and the other transactions contemplated by the Merger Agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

HSR Act

The Merger is subject to the requirements of the HSR Act, which prevents Enbridge and Spectra Energy from completing the Merger until required information and materials are furnished to the FTC and the DOJ and specified waiting period requirements have been satisfied. On October 3, 2016, each of Enbridge and Spectra Energy filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC. On November 2, 2016, Spectra Energy and Enbridge received a Second Request from the FTC in connection with the FTC’s review of the Merger. The Second Request was issued under the notification requirements of the HSR Act. The effect of the Second Request is to extend the waiting period under the HSR Act until thirty days after Spectra Energy and Enbridge have substantially complied with the Second Request, unless that period is terminated earlier by the FTC. Spectra Energy and Enbridge are continuing to work closely and cooperatively with the FTC in its review of the merger.

The FTC, the DOJ, state attorneys general, and others may challenge the Merger on antitrust grounds either before or after the expiration or termination of the applicable waiting period. Accordingly, at any time before or after completion of the Merger, any of the FTC, the DOJ, or others could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. Enbridge does not believe that the Merger violates federal or state antitrust laws, but there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Canadian Approvals

Under the Competition Act (Canada), and the regulations promulgated thereunder, the Merger cannot be completed until, among other things, notifications have been given and certain information has been provided to the Canadian Competition Bureau, all applicable waiting periods have expired or been terminated and the Canadian Competition Bureau has provided the Competition Act (Canada) Clearance.

Each of Enbridge and Spectra Energy filed a Pre-Merger Notification on October 3, 2016 and Enbridge filed a request for an advance ruling certificate pursuant to the Competition Act (Canada) with the Canadian Competition Bureau on October 3, 2016. On November 2, 2016, Spectra Energy and Enbridge received a Supplementary Information Request from the Canadian Competition Bureau in connection with the Canadian Competition Bureau’s review of the Merger. The Supplementary Information Request was issued under the Competition Act (Canada). The effect of the Supplementary Information Request is to extend the waiting period under the Competition Act (Canada) until thirty days after Spectra Energy and Enbridge have substantially complied with the Supplementary Information Request, unless that period is terminated earlier by the Canadian Competition Bureau, Spectra Energy and Enbridge are continuing to work closely and cooperatively with the Canadian Competition Bureau in its review of the merger. The expiration of any Competition Act (Canada) waiting period would not preclude the Canadian Competition Bureau from challenging the Merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the Merger.

Enbridge filed a notification with the Minister of Transport under the Canada Transportation Act on October 7, 2016. Written confirmation from the Minister of Transport is required to complete the Merger.

CFIUS

Section 721 of the DPA, as well as related Executive Orders and regulations, authorize the President or CFIUS to review transactions which could result in control of a U.S. business by a foreign person. Under the DPA and Executive Order 13456, the Secretary of the Treasury acts through CFIUS to coordinate review of certain covered transactions that are voluntarily submitted to CFIUS or that are unilaterally reviewed by CFIUS. In general, CFIUS review of a covered transaction occurs in an initial 30 day review period that may be extended by CFIUS for an additional 45 day investigation period. At the close of its review or investigation, CFIUS may decline to take any action relative to the covered transaction; may impose mitigation terms to resolve any national security concerns with the covered transaction; or may send a report to the President recommending that the transaction be suspended or prohibited, or providing notice to the President that CFIUS cannot agree on a recommendation relative to the covered transaction. The President has 15 days under the DPA to act on the Committee’s report.

If CFIUS determines that a transaction presents national security concerns, it can impose measures to mitigate such concerns or recommend that the President of the United States block or unwind a transaction. Parties to transactions subject to CFIUS’s jurisdiction may voluntarily notify CFIUS of their proposed transactions in order to obtain CFIUS approval. CFIUS may also initiate a review of any transaction within its jurisdiction. Under the terms of the Merger Agreement, Enbridge and Spectra Energy are required to submit a joint voluntary notice of the Merger to CFIUS within certain time frames set forth in the Merger Agreement (the “CFIUS Notice”). On October 11, 2016, Enbridge and Spectra Energy submitted a draft joint voluntary notice with CFIUS. On November 2, 2016, Enbridge and Spectra Energy submitted the final joint voluntary notice with CFIUS. Completion of the Merger is conditioned on one of (a) the 30 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS has expired and the parties to the Merger Agreement have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated by the Merger Agreement do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (b) an investigation has been commenced after such 30 day review period and CFIUS has determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties to the Merger Agreement have received written notice from CFIUS that either the transactions contemplated by the Merger Agreement do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA has concluded with respect to the transactions contemplated by the Merger Agreement; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (i) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by the Merger Agreement has expired without any such action being threatened, announced or taken or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by the Merger Agreement.

Litigation Relating to the Merger

Spectra Energy and its board of directors are named as defendants in six putative class action lawsuits filed by purported stockholders of Spectra Energy that challenge the Merger. The lawsuits include Paul Parshall v. Spectra Energy Corp, et al., 12809-CB, filed in the Court of Chancery for the State of Delaware, and Mary Lincoln v. Spectra Energy Corp, et al., 16-cv-03019, Joseph Koller v. Spectra Energy Corp, et al., 16-cv-03059, Joseph Costner v. Spectra Energy Corp et al., 16-cv-03065, John L. Williams v. Spectra Energy Corp et al., 16-cv-03069 and Joseph McMillan v. Spectra Energy Corp et al., 16-cv-03130, all filed in the United States District Court for the Southern District of Texas. The complaints allege, among other things, that Spectra Energy and its board of directors breached the board’s fiduciary duties (in the Delaware lawsuit) and violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder (in the Southern District of Texas lawsuits), as applicable, by issuing or causing to be issued an allegedly materially misleading and incomplete preliminary proxy statement in connection with the Merger. Enbridge and Merger Sub are also named as defendants in the Delaware lawsuit, and the Delaware complaint alleges, among other things, that Enbridge and Merger Sub aided and abetted Spectra Energy’s board of directors’ breach of fiduciary duties. Plaintiffs seek as relief, among other things, an injunction against the Merger, rescission of the Merger to the extent it is already implemented, declaratory relief, costs and attorneys’ fees, and/or damages. Enbridge and Spectra Energy believe the actions are without merit and intend to vigorously defend against them.

THE MERGER AGREEMENT

The summary of the material provisions of the Merger Agreement below and elsewhere in this Management Information Circular is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Management Information Circular as “Appendix A – Merger Agreement” and is incorporated by reference into this Management Information Circular. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding its terms. The representations, warranties and covenants made in the Merger Agreement by Enbridge, Spectra Energy and Merger Sub were made solely for the purposes of the Merger Agreement as of specific dates and were qualified and subject to important limitations agreed to by Enbridge, Spectra Energy and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right to not complete the Merger if the representations and warranties of the other party prove to be untrue, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed on SEDAR or with the SEC, are qualified by certain matters contained in certain reports publicly filed on SEDAR or with the SEC, and in some cases were qualified by the matters contained in the respective confidential disclosure letters that Enbridge and Spectra Energy delivered to each other in connection with the Merger Agreement, which disclosures were not included in the Merger Agreement attached to this Management Information Circular as “Appendix A – Merger Agreement”. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Management Information Circular, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Management Information Circular, the documents incorporated by reference into this Management Information Circular, and reports, statements and filings that Enbridge and Spectra Energy file on SEDAR and with the SEC from time to time. For more information, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information.”

The Merger

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, at the Effective Time, Merger Sub, a direct wholly-owned subsidiary of Enbridge, will merge with and into Spectra Energy. Spectra Energy will continue as the Surviving Corporation in the Merger, become a direct wholly-owned subsidiary of Enbridge and cease to be a publicly traded company.

The completion of the Merger will occur on the third business day after all of the closing conditions set forth in the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to satisfaction or waiver of those conditions), or at such other time as Enbridge and Spectra Energy agree in writing. For more information, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.” The Merger will become effective when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at a later time as agreed by the parties to be specified in such certificate of merger.

Effects of the Merger

Merger Sub

The Merger Agreement provides that the directors of Merger Sub as of the Effective Time will serve as the directors of Spectra Energy following the Effective Time, the officers of Spectra Energy as of the Effective Time will serve as the officers of Spectra Energy following the Effective Time, the certificate of incorporation of Merger Sub as of the Effective Time will, subject to certain requirements concerning indemnification of directors and officers, serve as the certificate of incorporation of Spectra Energy following the Effective Time, and the by-laws of Merger Sub as of the Effective Time will serve as the by-laws of Spectra Energy following the Effective Time.

Enbridge Governance and Other Matters

At least five business days prior to the Closing Date, Spectra Energy will designate the Spectra Energy Designees from the Spectra Energy board of directors to be appointed to the Enbridge board of directors. If any Spectra Energy Designee was not a director of Spectra Energy as of the date of the Merger Agreement, Enbridge will have the right to consent to the designation of such director as a Spectra Energy Designee, with such consent not to be unreasonably withheld, conditioned or delayed by Enbridge.

Prior to the Closing Date, Enbridge has agreed to take all actions necessary to (i) cause the Enbridge board of directors to consist of 13 directors at the Effective Time, (ii) secure the resignations of such number of Enbridge directors as is necessary for the Enbridge board of directors, immediately following the Effective Time, to consist of 13 directors following the appointment of each of the Spectra Energy Designees, which resignations will be effective at or prior to the Effective Time and (iii) cause the Spectra Energy Designees to be appointed to the Enbridge board of directors as of the Effective Time. Following the Effective Time, Enbridge has agreed to take all actions necessary to cause the Spectra Energy Designees to be elected as directors of Enbridge at each annual meeting of Enbridge Shareholders prior to the 2019 annual shareholders meeting, and with respect to Gregory L. Ebel (or to the extent Gregory L. Ebel is no longer available to serve as non-executive Chairman of the Enbridge board of directors, such other Spectra Energy Designee as selected by Spectra Energy and approved by Enbridge) at each annual meeting of Enbridge Shareholders prior to the 2020 annual meeting.

Prior to the Closing Date, Enbridge has agreed to take all actions necessary to (i) submit the By-law Amendment (in the form set forth in Exhibit A to the Merger Agreement) to the Enbridge Shareholders for approval in accordance with the Canada Corporations Act at the Enbridge Special Meeting and make such By-law Amendment effective as of the Effective Time and (ii) cause Gregory L. Ebel (or to the extent Gregory L. Ebel is no longer available to serve as non-executive Chairman of the Enbridge board of directors, such other Spectra Energy Designee as selected by Spectra Energy and approved by Enbridge) to become the non-executive Chairman of the Enbridge board of directors at the Effective Time and to hold such position until the termination of the 2020 annual meeting of Enbridge Shareholders.

Following the Effective Time, Enbridge has agreed to and has agreed to cause its subsidiaries to (i) maintain a substantial business presence in Houston, Texas, which will be the headquarters for Enbridge’s natural gas business, and maintain, for a period of at least five years following the completion of the Merger, comparable levels of charitable giving to that of Spectra Energy and its subsidiaries prior to the Effective Time and (ii) provide certain post-closing benefits to Gregory L. Ebel in his capacity as non-executive Chairman of the Enbridge board of directors.

Merger Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of the parties to the Merger Agreement or any Spectra Energy stockholder, each share of Spectra Energy common stock issued and outstanding immediately prior to the Effective Time (other than Spectra Energy common stock owned directly by

Enbridge, Merger Sub or Spectra Energy, and in each case not held on behalf of third parties), will be automatically converted into the right to receive 0.984 of a validly issued, fully paid and non-assessable Enbridge Common Share (i.e. the Merger Consideration).

The Merger Consideration will be equitably adjusted to provide Spectra Energy stockholders and Enbridge the same economic effect as contemplated by the Merger Agreement in the event of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction involving Spectra Energy common stock or Enbridge Common Shares prior to the completion of the Merger.

Canadian Exchange Offer

Each Spectra Energy stockholder who is (i) a resident of Canada for the purposes of the Canadian Tax Act or (ii) a partnership at least one partner of which is a resident of Canada for the purposes of the Canadian Tax Act (each a Canadian Spectra Energy shareholder) may elect to have Enbridge purchase, subject to the completion of the Merger, all of the shares of Spectra Energy common stock held by each Canadian Spectra Energy shareholder in consideration for the Merger Consideration, consisting of 0.984 of a validly issued, fully paid and non-assessable Enbridge Common Share. Spectra Energy common stock held by a Canadian Spectra Energy shareholder who does not participate in the Canadian Exchange Offer in accordance with its terms will, upon completion of the Merger, be converted into, and become exchangeable for, the Merger Consideration as described in the above section entitled “The Merger Agreement - Merger Consideration”.

Subject to satisfaction or waiver of all conditions (other than those relating to the Canadian Exchange Offer and those that by their nature are to be satisfied at the completion of the Merger, but subject to the satisfaction or waiver of those conditions) pursuant to the Merger Agreement, each purchase of Spectra Energy common stock from a Canadian Spectra Energy shareholder who validly tenders his, her or its Spectra Energy common stock to Enbridge pursuant to the Canadian Exchange Offer will be completed immediately prior to the Effective Time.

No Fractional Shares

No fractional Enbridge Common Shares will be issued upon the conversion of Spectra Energy common stock or in the Canadian Exchange Offer. All fractional Enbridge Common Shares that a Spectra Energy stockholder would be otherwise entitled to receive pursuant to the Merger Agreement or the Canadian Exchange Offer will be aggregated and rounded to three decimal places. Any holder otherwise entitled to receive a fractional Enbridge Common Share will be entitled to receive a cash payment, without interest, in lieu of any fractional share, which payment will be calculated by the Exchange Agent and will represent such holder’s proportionate interest in an Enbridge Common Share based on the average (rounded to the nearest thousandth) of the closing trading prices of Enbridge Common Shares on the NYSE, as reported by the NYSE for the 10 trading days ending on, and including, the trading day that is three trading days prior to the Closing Date of the Merger. No holder will be entitled by virtue of the right to receive cash in lieu of fractional Enbridge Common Shares to any dividends, voting rights or any other rights in respect of any fractional Enbridge Common Share. The payment of cash in lieu of fractional Enbridge Common Shares is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

Surrender of Spectra Energy Common Stock

Prior to the Effective Time, Enbridge will deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of Eligible Shares and Spectra Energy common stock tendered in the Canadian Exchange Offer, (i) Enbridge Common Shares to be issued in uncertificated form or book-entry form as Merger Consideration and pursuant to the Canadian Exchange Offer, and (ii) cash comprising approximately the amount required to pay cash in lieu of any fractional shares. After the Effective Time, Enbridge will deposit or cause to be deposited with the Exchange Agent, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares.

Promptly after the Effective Time (and in any event within three business days after the Effective Time), the Surviving Corporation will cause the Exchange Agent to mail to each holder of record of Eligible Shares a letter of transmittal and instructions for use in effecting the surrender of book-entry shares or certificates (or affidavits of loss in lieu of the certificates) to the Exchange Agent.

Upon surrender to the Exchange Agent of Eligible Shares that are certificates, by physical surrender of such certificate (or affidavit of loss in lieu of a certificate) or that are book-entry shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of book-entry shares, in accordance with the terms of the letter of transmittal and accompanying instructions or, with respect to book-entry shares, in accordance with customary procedures and such other procedures as agreed to by Enbridge, Spectra Energy and the Exchange Agent, the holder of such certificate or book-entry share will be entitled to receive (i) the Merger Consideration and (ii) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required tax withholdings) of (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to the Merger Agreement.

No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares.

In the event any certificate representing Eligible Shares will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Enbridge, the posting by such person of a bond in customary amount and upon such terms as may be reasonably required by Enbridge as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Enbridge Common Shares, cash (in the case of fractional Enbridge Common Share entitlements) and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to the Merger Agreement had such lost, stolen or destroyed certificate been surrendered.

Withholding

Each of Enbridge, Spectra Energy, the Exchange Agent and the Surviving Corporation will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable tax law. To the extent that amounts are so withheld by Enbridge, Spectra Energy, the Exchange Agent or the Surviving Corporation, such withheld amounts (a) will be timely remitted to the applicable governmental entity, and (b) will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made to the extent such withheld amounts are remitted to the appropriate governmental entity.

Treatment of Spectra Energy Equity Awards

Options

At the Effective Time, each outstanding Spectra Energy option, whether vested or unvested, will automatically be converted into an option to purchase, on the same terms and conditions as were applicable immediately prior to the Effective Time, the number of Enbridge Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Spectra Energy common stock of such Spectra Energy option immediately prior to the Effective Time divided by (B) the Exchange Ratio.

Phantom Units

At the Effective Time, each outstanding Spectra Energy phantom unit, whether vested or unvested, will automatically be adjusted to represent a phantom unit, on the same terms and conditions as were applicable immediately prior to the Effective Time, denominated in a number of Enbridge Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such phantom unit immediately prior to the Effective Time and (ii) the Exchange Ratio.

Post-2015 Performance Stock Units

At the Effective Time, each outstanding Post-2015 Spectra Energy PSU will automatically be adjusted to represent a service-based stock unit, on the same terms and conditions (including service vesting terms, but excluding any performance vesting terms) as were applicable immediately prior to the Effective Time, denominated in Enbridge Common Shares (an “Enbridge Stock-Based RSU”). The number of Enbridge Common Shares subject to each such Enbridge Stock-Based RSU will be equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such Post-2015 Spectra Energy PSU immediately prior to the Effective Time (with any performance-based vesting conditions deemed satisfied based on actual performance through the Effective Time, in the case of performance stock units granted in 2016, and based on target, in the case of performance stock units granted in 2017) multiplied by (ii) the Exchange Ratio.

2014 and 2015 Performance Stock Units

At the Effective Time, each outstanding 2014 Spectra Energy PSU and 2015 Spectra Energy PSU, respectively, will automatically be cancelled and converted into the right to receive a number of Enbridge Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such 2014 Spectra Energy PSU or 2015 Spectra Energy PSU immediately prior to the Effective Time determined in accordance with the immediately following sentence multiplied by (ii) the Exchange Ratio, together with a cash payment equal to the amount of any dividend equivalents accrued with respect to such 2014 Spectra Energy PSU or 2015 Spectra Energy PSU. The number of shares of Spectra Energy common stock subject to such 2014 Spectra Energy PSU or 2015 Spectra Energy PSU will be determined, (A) for any 2014 Spectra Energy PSU, assuming a vesting percentage of 100%, and (B) for any 2015 Spectra Energy PSU, assuming a vesting percentage determined as set forth in the applicable award agreement (i.e., based upon Spectra Energy’s total stockholder return relative to the total stockholder return of the peer group for the period beginning on January 1, 2015 and ending on the date on which the Effective Time occurs).

Other Awards

At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Spectra Energy common stock or benefits measured by the value of Spectra Energy common stock, and each award of any kind consisting of Spectra Energy common stock that may be held, awarded, outstanding, payable or reserved for issuance under Spectra Energy’s benefit plans other than Spectra Energy options, Spectra Energy phantom units, and Spectra Energy performance stock units, will automatically be adjusted to represent a right to acquire or receive benefits, on the same terms and conditions, as were applicable immediately prior to the Effective Time, measured by the value of Enbridge Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such award immediately prior to the Effective Time and (ii) the Exchange Ratio, and to the extent such award provides for payments to the extent the value of the Spectra Energy common stock exceed a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per share of Spectra Energy common stock of such award immediately prior to the Effective Time divided by (B) the Exchange Ratio.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of Enbridge and Spectra Energy solely for the benefit of the other, and that are subject in some cases to important exceptions and qualifications, including, among other things, as to materiality and material adverse effect. Furthermore, the assertions embodied in those representations and warranties are qualified by information in Enbridge’s and

Spectra Energy’s respective public filings and the confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement, which disclosure letters will not be reflected in the Merger Agreement or otherwise publicly disclosed. The confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. See the section entitled “The Merger Agreement - Material Adverse Effect” below for a definition of material adverse effect applicable to each company. The representations and warranties were used for the purpose of allocation of risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone. The representations and warranties of Enbridge and Spectra Energy in the Merger Agreement relate to, among other things:

•	due organization, valid existence, good standing, corporate power and authority, organizational documents and ownership of subsidiaries;

•	capital structure, including in particular the number of shares of common stock, preferred stock, equity-based awards issued and outstanding and the absence of certain debt and securities;

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corporate power and authority to enter into the Merger Agreement and to complete the transactions contemplated by the Merger Agreement, board recommendations, requisite stockholder/shareholder approvals and the enforceability of the Merger Agreement;

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consents and approvals relating to the execution, delivery and performance of the Merger Agreement, including required filings with, and the consents and approvals of, government entities in connection with the transactions contemplated by the Merger Agreement;

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absence of conflicts with or breaches of its or its subsidiaries’ governing documents, certain contracts or applicable laws as a result of the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement;

•	filings with the applicable Canadian securities regulators and with the SEC pursuant to the U.S. Exchange Act or U.S. Securities Act, as applicable, since December 31, 2013;

•	internal controls over financial reporting and disclosure controls and procedures;

•	compliance with U.S. GAAP;

•	financial statements and fair presentation of consolidated financial position;

•	conduct of business in the ordinary course and the absence of a material adverse effect on Enbridge or Spectra Energy, as applicable, since December 31, 2015;

•	absence of certain litigation, orders and injunctions;

•	no undisclosed liabilities;

•	matters related to employee benefit plans;

•	labor and employment matters;

•	real and personal property matters;

•	non-status as an investment company (as defined in the Investment Company Act of 1940);

•	compliance with laws and licenses, and possession of requisite permits;

•	inapplicability of certain anti-takeover statutes or regulations or anti-takeover provisions in organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property matters;

•	insurance matters;

•	matters with respect to certain material contracts;

•	brokers’ fees in connection with the transactions contemplated by the Merger Agreement;

•	affiliate transactions;

•	accuracy of the information supplied for inclusion in the proxy statement/prospectus to be provided to Spectra Energy stockholders and in this Management Information Circular;

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absence of ownership of, in the case of Enbridge and its subsidiaries, Spectra Energy common stock or certain securities, contract rights or derivative positions, and in the case of Spectra Energy and its subsidiaries, Enbridge Common Shares or certain securities, contract rights or derivative positions; and

•	first nations matters.

The Merger Agreement also contains representations and warranties made by Merger Sub as to, among other things:

•	due organization, valid existence, good standing and corporate power and authority;

•	capitalization;

•	corporate power and authority to enter into the Merger Agreement and to complete the transactions contemplated by the Merger Agreement and the enforceability of the Merger Agreement; and

•	non-contravention of its governing documents as a result of entering into the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement.

Material Adverse Effect

Specified representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, such representation or warranty will not be deemed to be untrue or incorrect unless its failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect).

Under the Merger Agreement a “material adverse effect” with respect to Enbridge or Spectra Energy is defined as any change, effect, event, occurrence or development that has a material adverse effect on the business, financial condition or operations of such party and its subsidiaries, in each case taken as a whole, but excluding any change, effect, event, occurrence or development to the extent resulting from the following:

•	changes in the U.S., Canadian, foreign or worldwide economy in general, including as a result of changes in geopolitical conditions;

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(i) changes in the natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids and products produced from the fractionation of natural gas liquids (collectively, “energy products”) (ii) changes in gathering, drilling, processing, treating, transportation, storage and marketing industries or related products and services (including those due to actions by competitors and including any change in the prices (benchmark, realized or otherwise) of energy products) or (iii) other changes in the industry in which Enbridge or Spectra Energy (as applicable) conducts its business;

•	changes in the financial, debt, capital, credit or securities markets generally in the U.S., Canada or elsewhere in the world, including changes in interest rates;

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any change in stock price, trading volume or credit rating or any failure to meet internal or published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or any failure to meet internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period; however, changes underlying such changes or failures may be taken into account to the extent not otherwise excluded from the definition of material adverse effect;

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changes or prospective changes resulting from any adoption, implementation, promulgation, repeal, modification, reinterpretation, change of enforcement or proposal of any rule, regulation, ordinance, order, protocol or any other law, legislative or political conditions or policy or practices of any governmental entity;

•	changes or prospective changes in applicable accounting regulations or principles or interpretations or the enforcement thereof;

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acts of terrorism or outbreak or escalation of hostilities or war (whether declared or not declared) (or the worsening of any such conditions) or earthquakes, any weather-related or other natural disasters or acts of God, however such change will be taken into account in determining whether a material adverse effect has occurred to the extent it disproportionately adversely affects such party to the Merger Agreement and its subsidiaries compared to other companies operating in the industries in which such party to the Merger Agreement and its subsidiaries operate;

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the execution and delivery or existence of the Merger Agreement or the public announcement or pendency of the Merger, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners or employees or any lawsuit, action or proceedings with respect to the Merger or any of the other transactions contemplated by the Merger Agreement, or any action taken or requirements imposed by any governmental entity in connection with the Merger or any of the other transactions contemplated by the Merger Agreement;

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the performance by any party to the Merger Agreement of its obligations under the Merger Agreement, including any action taken or omitted to be taken at the request or with the consent of the other parties to the Merger Agreement;

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any action taken or omitted to be taken by a party to the Merger Agreement (i) at the request of the other parties to the Merger Agreement, which action or omission is not required under the terms of the Merger Agreement or (ii) which action or omission is required to comply with the terms of the Merger Agreement but for which the party to the Merger Agreement will have requested the other party’s consent to permit its non-compliance and such non-requesting party will not have granted such consent; or

•	the creditworthiness or financial condition of any customer or other commercial counterparty of such party to the Merger Agreement or any of its subsidiaries.

Covenants Regarding Conduct of Business by Enbridge, Merger Sub and Spectra Energy Pending the Merger

From the date of the Merger Agreement until the Effective Time (unless Enbridge or Spectra Energy, as applicable, otherwise approves in writing (such approval not to be unreasonably withheld, conditioned or delayed)), each of Enbridge and Spectra Energy has agreed to, and has agreed to cause its subsidiaries to, conduct its business and its subsidiaries’ businesses in the ordinary and usual course and, to the extent consistent therewith, use its and its subsidiaries’ respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates, and keep available the services of its and its subsidiaries’ present officers, employees and agents, except as required by law, expressly contemplated or required by the Merger Agreement or as set forth in the Enbridge disclosure letter or Spectra Energy disclosure letter, as applicable.

Each of Enbridge and Spectra Energy has agreed to specific restrictions relating to the conduct of its business between the date of the execution of the Merger Agreement and the Effective Time, including not to do any of the following, except as required by law or any benefit plan or collective bargaining agreement, or as required or expressly contemplated by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), subject to exceptions set forth in the Enbridge disclosure letter or Spectra Energy disclosure letter, as applicable, and to other specified exceptions:

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amend its certificate or articles of incorporation or by-laws or comparable governing documents other than amendments that solely effect ministerial changes to such documents and that would not adversely affect the completion of the Merger or the other transactions contemplated by the Merger Agreement;

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except for any transactions among or solely involving a party’s wholly-owned subsidiaries or among wholly-owned subsidiaries of a party’s subsidiaries, merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its material assets, operations or businesses;

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acquire assets or businesses, whether by merger, consolidation, purchase or otherwise, from any other person with a fair market value or purchase price in excess of agreed upon limits and subject to certain exceptions for transactions with subsidiaries;

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issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock (or equity interests) or of any of its subsidiaries (other than the issuance of shares (or equity interests) (i) by any of its wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries or by any wholly-owned subsidiaries of a party’s subsidiary to such subsidiary or another wholly-owned subsidiary of such subsidiary or (ii) in respect of equity-based awards outstanding as of September 5, 2016 or subsequently issued in accordance with the Merger Agreement, in each case in accordance with their terms and the plan documents), or securities convertible or exchangeable into or exercisable for any shares of such capital stock (or equity interests), or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

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create or incur any encumbrance on any assets of such party or any of its subsidiaries having a value in excess of agreed upon limits that is not incurred in the ordinary course of business on any such assets of such party or any of its subsidiaries;

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except in the ordinary course of business, make any loans, advances, guarantees or capital contributions to or investments in any person (other than (i) to or from Spectra Energy and any of its wholly-owned subsidiaries or to or from any wholly-owned subsidiaries of a subsidiary of Spectra Energy and such subsidiary or (ii) to or from Enbridge and any of its wholly-owned subsidiaries or to or from any wholly-owned subsidiaries of a subsidiary of Enbridge and such subsidiary, as applicable) in excess of agreed upon limits;

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(i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) dividends or distributions by a wholly-owned subsidiary or by a wholly-owned subsidiary of a subsidiary to another wholly-owned subsidiary or to such subsidiary, (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of the Merger Agreement, (C) regular cash dividends made by Enbridge or any of its subsidiaries with customary record and payment dates not in excess of agreed upon limits, and (D) regular cash dividends made by Spectra Energy or its subsidiaries with customary record and payment dates not in excess of agreed upon limits or (ii) modify in any material respect its dividend policy;

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reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (or equity interests) or securities convertible or exchangeable into or exercisable for any shares of its capital stock (or equity interests), other than with respect to (i) the capital stock or other equity interests of a wholly-owned subsidiary of Spectra Energy or Enbridge, as applicable, (ii) the acquisition of Spectra Energy common stock or Enbridge Common Shares by Spectra Energy or Enbridge, respectively, that are tendered by holders of equity-based awards to satisfy the obligations to pay the exercise price or tax withholding obligations with respect to such awards, and (iii) the acquisition by Spectra Energy or Enbridge of equity-based awards in connection with the forfeiture of such awards;

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sell, “drop-down,” transfer, lease, divest or otherwise dispose of, whether by merger, consolidation, sale or otherwise, any assets, business or a division of any business with a value in excess of agreed upon limits, other than (i) transactions solely between or among (A) Spectra Energy and any of its wholly-owned subsidiaries or (B) Enbridge and any of its wholly-owned subsidiaries, (ii) in connection with services provided in the ordinary course of business or (iii) sales of obsolete assets;

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incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (i) indebtedness that does not exceed agreed upon limits, (ii) indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable to Enbridge than the indebtedness being replaced, (iii) guarantees of indebtedness of its wholly-owned subsidiaries otherwise incurred in compliance with this covenant or (iv) indebtedness incurred by Enbridge owed to any of its wholly-owned subsidiaries or by any of Enbridge’s wholly-owned subsidiaries and owed to Enbridge or any of its wholly-owned subsidiaries, or by Spectra Energy owed to any of its wholly-owned subsidiaries or by any of Spectra Energy’s wholly-owned subsidiaries and owed to Spectra Energy or any of its wholly-owned subsidiaries;

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except to the extent not exceeding the amount set forth in the Spectra Energy capital expenditure plan provided to Enbridge, as it relates to Spectra Energy, or the Enbridge capital expenditures plan provided to Spectra Energy, as it relates to Enbridge, make or authorize any payment of, or accrual or commitment for, capital expenditures, except (i) any such expenditure to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of such party or its subsidiaries, or (ii) expenditures that Enbridge or Spectra Energy reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments;

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other than in the ordinary course of business, (i) enter into any contract (other than any contract that is expressly permitted or contemplated to be entered into by the Merger Agreement) that would have been a “material contract” (as defined in the Merger Agreement) had it been entered into prior to the execution of the Merger Agreement, (ii) materially amend, modify, supplement, waive, terminate, assign, convey or otherwise transfer, in whole or in part, any material contract, or (iii) forgive, compromise, cancel, modify or waive any debts or claims held by it or waive any rights having a value in excess of agreed upon limits;

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other than in the ordinary course of business, settle any action, suit, claim, hearing, arbitration, investigation or other proceedings for an amount in excess of agreed upon limits or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any governmental entity that would restrict in a material respect the future activity or conduct of such party or any of its subsidiaries;

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make any changes with respect to financial accounting policies or procedures, except as required by U.S. GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or law, including pursuant to SEC rule or policy;

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other than in the ordinary course of business, make, change or revoke any material tax election, adopt or change any material tax accounting method, file any material amended tax return, settle any material tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved or accrued on such party’s most recent consolidated balance sheet included in such party’s SEC or SEDAR reports, as applicable, or surrender any right to claim a refund of a material amount of taxes;

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other than in the ordinary course of business or in accordance with the terms and regular expiration thereof, terminate or permit any material Spectra Energy permit (in the case of Spectra Energy) or Enbridge permit (in the case of Enbridge) to lapse or fail to apply on a timely basis (subject to any cure periods) for any renewal of any renewable material Spectra Energy permit (in the case of Spectra Energy) or Enbridge permit (in the case of Enbridge);

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other than in the ordinary course of business or on account of changes in the insurance industry generally in the United States or Canada, make or agree to any material changes to be made to any insurance policies so as to materially affect the insurance coverage of the party or its subsidiaries or assets following the Effective Time;

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increase or change the compensation or benefits payable to any employee other than in the ordinary course of business and consistent with past practice, except that, notwithstanding the foregoing, neither party will (i) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, under any benefit plan of Enbridge or Spectra Energy, as applicable, (ii) grant any transaction or retention bonuses, (iii) increase or change the compensation or benefits payable to any executive officer, (iv) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, or (v) increase or change the severance terms applicable to any employee; or

•	agree, authorize or commit to do any of the foregoing actions.

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Enbridge and Spectra Energy have agreed not to take or permit any of their respective subsidiaries to take or agree to take any action that would reasonably be expected to prevent, materially impair or materially delay the completion of the Merger.

Each of Enbridge’s and Spectra Energy’s obligations to take or not take these prohibited actions with respect to any entities (and their respective subsidiaries) which are controlled by such party or in which such party has a voting interest, but that are not directly or indirectly wholly-owned by it or that have public equity holders, only applies to the extent permitted by the organizational documents and governance arrangements of such entity and its subsidiaries, to the extent that Enbridge or Spectra Energy, as applicable, is authorized and empowered to bind such entity and its subsidiaries and to the extent permitted by the party’s or its subsidiaries’ duties (fiduciary or otherwise) to such entity and its subsidiaries or any of its equity holders.

For purposes of the Merger Agreement, Enbridge and Spectra Energy have agreed that certain joint ventures of Enbridge and Spectra Energy (including DCP Midstream, LLC) (and the respective direct or indirect subsidiaries of any such joint venture), as applicable, are not considered a “subsidiary” of Enbridge or Spectra Energy, as applicable, and the restrictions described above do not apply to such entities.

Nothing contained in the Merger Agreement gives Enbridge or Spectra Energy, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations. Nothing in the Merger Agreement, including any of the actions, rights or restrictions set forth in the Merger Agreement, will be interpreted in such a way as to require compliance by any party if such compliance would result in the violation of any rule, regulation or policy of any governmental antitrust entity or applicable law.

No Solicitation

Enbridge and Spectra Energy have agreed they each will not, and none of their respective subsidiaries nor any of their respective directors and officers will, and will each instruct their and their subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (collectively referred to herein as “representatives”), not to, directly or indirectly:

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initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

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engage in, continue or otherwise participate in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the terms of the Merger Agreement prohibit such discussions); or

•	provide any non-public information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal.

Prior to the time, but not after, in the case of Enbridge, the requisite Enbridge Shareholder vote is obtained, or in the case of Spectra Energy, the requisite Spectra Energy stockholder vote is obtained, in response to an unsolicited, bona fide written acquisition proposal (that did not result from such party’s breach of the above provisions in any material respect), Enbridge or Spectra Energy, as applicable, may (including through a subsidiary or its directors, officers or representatives):

•	contact such person or group of persons solely to clarify the terms and conditions of the acquisition proposal;

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provide information in response to a general or specific request therefor (including non-public information regarding it or any of its subsidiaries) to the person who made such acquisition proposal, as long as such non-public information has previously been made available to, or is made available to, Enbridge or Spectra Energy by the other, as applicable, prior to or concurrently with the time such non-public information is made available to such person and that, prior to furnishing any such non-public information, Enbridge or Spectra Energy, as applicable, receives from the person making such acquisition proposal an executed confidentiality agreement with terms not less restrictive in the aggregate to the other party than the terms in the Confidentiality Agreement (such confidentiality agreement does need not to prohibit the making or amending of an acquisition proposal); and

•	engage or participate in any discussions or negotiations with any such person regarding such acquisition proposal;

only if, prior to taking any action described above, the Enbridge board of directors or the Spectra Energy board of directors, as applicable, determines in good faith after consultation with outside legal counsel that (i) based on the information then available and after consultation with its financial advisor, that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (ii) the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable law.

Enbridge and Spectra Energy are each required to promptly (and, in any event, within 24 hours) give notice to the other party if they receive (i) any inquiries, proposals or offers constituting an acquisition proposal, (ii) any initial request for information in connection with any acquisition proposal, or (iii) any initial request for discussions or negotiations with respect to an acquisition proposal. Such notice is required to include the name of the proponent and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements). Enbridge or Spectra Energy, as applicable, will be required to thereafter keep the other party reasonably informed, on a reasonably current basis of the status and material terms of any such proposals or offers (including any amendments) and the status of any such discussions or negotiations, including any material change in its intentions as previously notified.

For the purposes of the Merger Agreement, the term “acquisition proposal” refers to (i) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Enbridge or Spectra Energy, as applicable, or any of their respective subsidiaries or (ii) any acquisition by any person or group resulting in, or any proposal, offer, inquiry or indication of interest that, in the case of (i) or (ii), if completed would result in, any person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of Enbridge or Spectra Energy, as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include, without limitation, equity securities of subsidiaries) of Enbridge or Spectra Energy, as applicable, in each case other than the transactions contemplated by the Merger Agreement.

For the purposes of the Merger Agreement, the term “superior proposal” refers to an unsolicited, bona fide written acquisition proposal made after the date of the Merger Agreement that would result in a person or group becoming the beneficial owner of, directly or indirectly, all of the total voting power of the equity securities of Enbridge or Spectra Energy, as applicable, or all or substantially all of the consolidated net revenues, net income or total assets (including, without limitation, equity securities of its subsidiaries), of Enbridge or Spectra Energy, as applicable, that the Enbridge board of directors or Spectra Energy board of directors, as applicable, has determined in good faith, after consultation with outside legal counsel and its financial advisor, taking into account all financial, financing and regulatory aspects of the proposal and such other matters as the Enbridge board of directors or Spectra Energy board of directors, as applicable, deems appropriate, that, if completed, would result in a transaction more favorable to Enbridge Shareholders or Spectra Energy stockholders, as applicable, than the transactions contemplated by the Merger Agreement.

Board of Directors Recommendations

Except as permitted by the Merger Agreement, the Enbridge board of directors (including any committee thereof) or Spectra Energy board of directors (including any committee thereof), as applicable, will not:

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withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the recommendation to the Enbridge Shareholders of approval of the Enbridge Common Share Issuance in connection with the Merger and the By-law Amendment or the recommendation to the Spectra Energy stockholders of adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, as applicable, in a manner adverse to Enbridge or Spectra Energy, as applicable; or

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approve, adopt or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to above and entered into in compliance with the above) relating to any acquisition proposal (an “alternative acquisition agreement”).

The taking of any of the actions set forth above will constitute a “change of recommendation”.

Prior to the time, in the case of Enbridge, the requisite Enbridge Shareholder vote is obtained or, in the case of Spectra Energy, the requisite Spectra Energy stockholder vote is obtained, the board of directors of Enbridge or the board of directors of Spectra Energy, as applicable, may effect a change of recommendation if the Enbridge board of directors or the Spectra Energy board of directors, as applicable, determines in good faith, after consultation with outside counsel and its financial advisors and in compliance with the Merger Agreement, that, as a result of a superior proposal or an intervening event, failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable law; however, a change of recommendation in response to a superior proposal or intervening event, as applicable, may not be made unless and until Enbridge or Spectra Energy, as applicable, has given Spectra Energy or Enbridge, as applicable, written notice of such action four business days in advance, such notice to comply in form, substance and delivery with the Merger Agreement, setting forth in writing that the Enbridge board of directors or the Spectra Energy board of directors, as applicable, intends to consider whether to take such action and the basis for such action. After giving such notice and prior to effecting such change of recommendation in connection with a superior proposal or intervening event, as applicable, Enbridge or Spectra Energy, as applicable, will afford the other party the opportunity to negotiate during such four business day period with Enbridge or Spectra Energy, as applicable (to the extent Spectra Energy or Enbridge, as applicable, wishes to negotiate) to enable such party to propose revisions to the terms of the Merger Agreement as would permit the Enbridge board of directors or the Spectra Energy board of directors, as applicable, not to effect a change of recommendation in connection with a superior proposal or intervening event, as applicable. At the end of such four business day period, prior to taking action to effect a change of recommendation in response to a superior proposal or an intervening event, as applicable, the Enbridge board of directors or the Spectra Energy board of directors, as applicable, will take into account any changes to the terms of the Merger Agreement proposed by Spectra Energy or Enbridge, as applicable, in writing in response to such notice, and will have determined in good faith, after consultation with its outside legal counsel, that the superior proposal or intervening event, as applicable, would continue to constitute a superior proposal or intervening event, as applicable, if the changes to the terms of the Merger Agreement offered in writing (if any) were to be given effect and that the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable law. Any material amendment to any acquisition proposal (including any change in the amount or form of consideration) will be deemed to be a new acquisition proposal, except that references to four business days will be deemed to be references to three business days.

As further described in the section below entitled “The Merger Agreement - Termination of the Merger Agreement”, if (i) the Spectra Energy board of directors makes a change of recommendation and Enbridge terminates the Merger Agreement, Spectra Energy will be required to pay a termination fee of US$1.0 billion, and (ii) if the Enbridge board of directors makes a change of recommendation and Spectra Energy terminates the Merger Agreement, Enbridge will be required to pay a termination fee of $1.75 billion.

The Merger Agreement will not prohibit Enbridge or Spectra Energy, or any of their respective subsidiaries or representatives, from complying with their respective disclosure obligations under applicable law. However, if such disclosure has the substantive effect of withdrawing or adversely modifying the Enbridge board recommendation or the Spectra Energy board recommendation, as applicable, such disclosure will be deemed to be a change of recommendation for the purposes of the Merger Agreement. In such circumstances, Spectra Energy or Enbridge, as applicable, will have the option to terminate the Merger Agreement. A “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the U.S. Exchange Act or any statement that Spectra Energy has received a proposal and is considering such proposal will not be deemed to be a change of recommendation for the purposes of the Merger Agreement.

For the purposes of the Merger Agreement, the term “intervening event” refers to an event, fact, occurrence, development or circumstance that was not known to or reasonably foreseeable by the Enbridge board of directors or the Spectra Energy board of directors, as applicable, as of the date of the Merger Agreement (or if known, the consequences of which were not known to the Enbridge board of directors or the Spectra Energy board of directors, as applicable, as of the date of the Merger Agreement). However, the Merger Agreement provides that in no event will any of the following constitute or be deemed to be an intervening event: (i) the receipt, existence or terms of an acquisition proposal or any matter relating to such acquisition proposal or consequences of such acquisition proposal, (ii) any action taken by either party pursuant to and in compliance with the covenants and agreements set forth in the Merger Agreement, and the consequences of any such action, (iii) changes in the industry in which Enbridge or Spectra Energy, as applicable, operates, (iv) the fact that, in and of itself, Enbridge or Spectra Energy, as applicable, exceeds internal or published projections, or (v) changes, in and of themselves, in the share price of Enbridge or the stock price of Spectra Energy, as applicable.

Efforts to Obtain Required Stockholder/Shareholder Votes

The Merger Agreement requires Spectra Energy to take, in accordance with applicable law and its governing documents, all action necessary to convene the Spectra Energy Special Meeting as promptly as practicable (and in any event within 35 days) after the Enbridge U.S. registration statement on Form F-4, of which the proxy statement/prospectus forms a part, is declared effective by the SEC to consider and vote upon the adoption of the Merger Agreement and to cause such vote to be taken.

The Merger Agreement requires Enbridge to take, in accordance with applicable law and its governing documents, all action necessary to convene the Enbridge Special Meeting as promptly as practicable (and in any event within 35 days) after the Enbridge U.S. registration statement on Form F-4, of which the proxy statement/prospectus forms a part, is declared effective by the SEC to consider and vote upon the approval of the Enbridge Common Share Issuance Resolution and the By-law Amendment Resolution and to cause such vote to be taken.

Enbridge and Spectra Energy have agreed to cooperate to schedule and convene their respective shareholder/stockholder meetings on the same date and time.

The obligations of Enbridge and Spectra Energy to hold the Enbridge Special Meeting and Spectra Energy Special Meeting pursuant to the Merger Agreement will not be affected by the making of a change of recommendation by the Enbridge board of directors or Spectra Energy board of directors and the obligations of each party will not be affected by the commencement of or announcement or disclosure of or communication to Enbridge or Spectra Energy, as applicable, of any acquisition proposal or the occurrence or disclosure of an intervening event.

Spectra Energy, in reasonable consultation with Enbridge, may adjourn or postpone the Spectra Energy Special meeting to a later date to the extent Spectra Energy believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to the Spectra Energy stockholders within a reasonable amount of time in advance of the Spectra Energy Special Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the requisite Spectra Energy stockholder vote, (iii) to ensure that there are sufficient shares of Spectra Energy common stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Spectra Energy Special Meeting or (iv) to otherwise comply with applicable law.

Enbridge, in reasonable consultation with Spectra Energy, may adjourn or postpone the Enbridge Special Meeting to a later date to the extent Enbridge believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to this Management Information Circular is provided to Enbridge Shareholders within a reasonable amount of time in advance of the Enbridge Special Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the requisite Enbridge Shareholder vote, (iii) to ensure that there are sufficient Enbridge Common Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Enbridge Special Meeting or (iv) to otherwise comply with applicable law.

If, on a date that is one business day prior to the date of the Spectra Energy Special Meeting or the Enbridge Special Meeting, as applicable, is scheduled (referred to herein as the “original date”), (i) Spectra Energy or Enbridge, as applicable, has not received proxies representing the requisite Spectra Energy stockholder vote or the requisite Enbridge Shareholder vote, as applicable, whether or not a quorum is present or (ii) it is necessary to ensure that any supplement or amendment to the proxy statement/prospectus or this Management Information Circular is required to be delivered, Spectra Energy and Enbridge, as applicable, will, postpone or adjourn, or make one or more successive postponements or adjournments of, the Spectra Energy Special Meeting or the Enbridge Special Meeting, as applicable, as long as the date of the Spectra Energy Special Meeting or the Enbridge Special Meeting, as applicable, is not postponed or adjourned more than 10 days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the original date for these purposes.

Employee Benefits

Enbridge has agreed, following the Effective Time, to cause the Surviving Corporation to honor all benefit plans of Spectra Energy and its subsidiaries in accordance with their terms as in effect immediately before the Effective Time. Enbridge has also agreed that each employee of Spectra Energy and its subsidiaries at the Effective Time who continues to remain employed with Spectra Energy or its subsidiaries following the Effective Time and throughout the periods noted below (collectively, the “continuing employees”) will:

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during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with base salary or base wage, as applicable, no less favorable than the base salary or base wage provided by Spectra Energy and its subsidiaries to such employee immediately prior to the Effective Time;

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during the period commencing at the Effective Time and ending on December 31, 2017, be provided with target annual cash bonus opportunities and pension and welfare benefits that are, in each case, no less favorable than those provided by Spectra Energy and its subsidiaries to such employee immediately prior to the Effective Time;

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during the period commencing on January 1, 2018 and ending on the first anniversary of the Effective Time, be provided with target annual cash bonus opportunities, and pension and welfare benefits that are no less favorable in the aggregate than those provided by Spectra Energy and its subsidiaries to such employee immediately prior to the Effective Time; and

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solely to the extent that the Effective Time occurs prior to Spectra Energy’s ordinary course grant of equity awards in 2017, be provided with a grant of Enbridge equity or equity-based awards in 2017 having a long-term incentive award target value that is substantially comparable to that of the awards granted by Spectra Energy to such employee in 2016 (however, the form or forms of equity and equity-based awards provided to each such employee will be the same form or forms of the awards and in the same proportion provided to similarly situated employees of Enbridge (other than the continuing employees)).

In addition, Enbridge has agreed to cause the Surviving Corporation to provide each continuing employee who is on Canadian payroll and who experiences a qualifying termination within 18 months of the Effective Time with severance benefits at least equal to the severance benefits for which such continuing employee would have been eligible under Spectra Energy’s severance practices in effect as of the effective date, as disclosed to Enbridge as of September 5, 2016.

Enbridge has agreed to use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health and welfare insurance plans of Enbridge or its affiliates to be waived with respect to the continuing employees and their eligible dependents, (ii) give each continuing employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during such plan year prior to the Effective Time for which payment has been made and (iii) give each continuing employee service credit for such continuing employee’s employment with Spectra Energy and its subsidiaries (and any predecessor entities) for purposes of (A) vesting, (B) benefit accrual, (C) pay credit level in any cash balance or similar plan, (D) level of subsidy by Enbridge or its subsidiary for any health or welfare plan, and (E) eligibility to participate, in each case, under each applicable Enbridge benefit plan, as if such service had been performed with Enbridge, except to the extent it would result in a duplication of benefits or in the treatment of a continuing employee under such Enbridge benefit plan that is more favorable than the treatment of a similarly situated employee of Enbridge of the same age and with the same number of years of service.

Enbridge has acknowledged that a “change in control” (or similar phrase) within the meaning of the benefit plans of Spectra Energy and its subsidiaries will occur at or prior to the Effective Time, as applicable.

Under the Merger Agreement, Spectra Energy is permitted to determine the amount of the pre-closing bonus entitlement for each continuing employee who participates in a Spectra Energy annual bonus plan in an amount equal to the employee’s full-year bonus entitlement under all such annual bonus plans for 2017, based on the greater of (i) deemed performance at “target” levels and (ii) actual performance through the latest practicable date prior to the Effective Time, extrapolated through the end of 2017, prorated for the number of days that have elapsed during 2017 through the Effective Time. Enbridge has agreed to cause the Surviving Corporation or its affiliates to (A) provide each continuing employee an annual cash bonus opportunity under an Enbridge annual bonus plan for the balance of 2017 and (B) at the time annual cash bonuses for 2017 are paid to similarly situated employees of Enbridge (other than continuing employees), pay to each continuing employee the sum of (1) his or her pre-closing bonus amount and (2) the amount of such employee’s bonus entitlement in respect of the portion of 2017 following the Effective Time. Enbridge and Spectra Energy have also agreed that the annual cash bonus payment in respect of the 2017 calendar year will, to the extent the recipient is a participant therein, be eligible for a matching contribution under, and will be counted towards pensionable earnings under, the applicable benefit plans of Spectra Energy under which such payment would have been taken into account as of the effective date of the Merger Agreement.

With respect to those individuals who as of immediately prior to the Effective Time are receiving benefits under the Spectra Energy Retiree Medical Plan, Enbridge has agreed to continue or cause the Surviving Corporation to continue that plan through the first anniversary of the Effective Time, on terms and conditions no less favorable than those in effect as of the Effective Time. In addition, prior to the Effective Time, Spectra Energy may amend the plan to provide that, among other things, any continuing employee of Spectra Energy and its subsidiaries who experiences a qualifying termination during the one-year period following the Effective Time will be provided with an additional two years of age and service credit for purposes of determining eligibility under the plan (without regard to whether such employee would be eligible for early retirement under a tax-qualified plan sponsored by Spectra Energy).

Director & Officer Indemnification and Insurance

After the Effective Time, Enbridge and the Surviving Corporation will indemnify and hold harmless to the fullest extent Spectra Energy would be permitted to under applicable law (and Enbridge and the Surviving Corporation will also advance expenses as incurred, to the fullest extent that Spectra Energy would have been permitted under Delaware law and Spectra Energy’s certificate of incorporation as of the date of the Merger Agreement, to) each present and former director and officer of Spectra Energy and its subsidiaries (collectively referred to in this section as “indemnified parties” and each as an “indemnified party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such indemnified parties’ service as a director or officer of Spectra Energy or its subsidiaries or services performed by such indemnified party at the request of Spectra Energy at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the transactions contemplated by the Merger Agreement and (ii) actions to enforce the indemnification or directors’ and officers’ indemnification and insurance provisions of the Merger Agreement or any other indemnification or advancement right of any indemnified party. However, any indemnified party to whom expenses are advanced must provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the Effective Time, Spectra Energy will and, if Spectra Energy is unable to, Enbridge will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Spectra Energy’s existing directors’ and officers’ insurance policies, and (ii) Spectra Energy’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “tail period”) from one or more insurance carriers with the same or better credit rating as Spectra Energy’s insurance carrier as of September 5, 2016 with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively referred to herein as “D&O insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Spectra Energy’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). If Spectra Energy and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will, and Enbridge will cause the Surviving Corporation to, continue to maintain in effect for the tail period the D&O insurance in place as of September 5, 2016 with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Spectra Energy’s policies as of September 5, 2016, or the Surviving Corporation will, and Enbridge will cause the Surviving Corporation to, purchase comparable D&O insurance for the tail period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Spectra Energy’s existing policies as of September 5, 2016. However, the Merger Agreement provides that in no event will the aggregate cost of the D&O insurance exceed during the tail period 300% of the current aggregate annual premium paid by Spectra Energy for such purpose, and if the cost of such insurance coverage exceeds such amount, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

If Enbridge or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions will be made so that the successors and assigns of Enbridge or the Surviving Corporation will assume all of the indemnification and directors’ and officers’ insurance obligations under the Merger Agreement.

The rights of the indemnified parties under the Merger Agreement are in addition to any rights such indemnified parties may have under the certificate of incorporation, by-laws or comparable governing documents of Spectra Energy or any of its subsidiaries, or under any applicable contracts or laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any indemnified party as provided in the certificate of incorporation, by-laws or comparable governing documents of Spectra Energy and its subsidiaries or any indemnification agreement between such indemnified party and Spectra Energy or any of its subsidiaries, in each case, as in effect on September 5, 2016, will survive the Merger and the other transactions contemplated by the Merger Agreement unchanged and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

Each of the indemnified parties will have the right to enforce the provisions of the Merger Agreement relating to their indemnification as third party beneficiaries of such provisions.

Other Covenants and Agreements

Enbridge and Spectra Energy have agreed in the Merger Agreement to various other covenants and agreements regarding various matters, including:

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cooperation between Enbridge and Spectra Energy in the preparation and filing of the proxy statement/prospectus and this Management Information Circular and coordination of the Enbridge Special Meeting and the Spectra Energy Special Meeting;

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the use of reasonable best efforts by Spectra Energy to commence consent solicitations to the holders of certain outstanding indebtedness to waive any applicable change in control provisions, defaults or other covenants that would apply in connection with, or otherwise restrict the ability of the parties to complete, the Merger, or make offers to purchase or redeem to satisfy and discharge such outstanding indebtedness on the terms and conditions specified by Enbridge;

•	access by each party to certain information about the other party during the period prior to the Effective Time and agreement to keep information exchanged confidential;

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cooperation with Enbridge and the use of reasonable best efforts by Spectra Energy to delist Spectra Energy common stock from the NYSE and deregister Spectra Energy common stock under the U.S. Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Effective Time;

•	the use of best efforts by Enbridge to cause the Enbridge Common Shares that are to be issued in the Merger to be listed on the NYSE and the TSX, subject to official notice of issuance;

•	cooperation between Enbridge and Spectra Energy in connection with public announcements;

•	certain tax matters;

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taking such actions as are necessary to complete the transactions contemplated by the Merger Agreement if any takeover statute is or may become applicable to the Merger or the transactions contemplated by the Merger Agreement;

•	coordination of the declaration, setting of record dates and payment dates of dividends on Enbridge Common Shares and Spectra Energy common stock;

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taking reasonably necessary or advisable steps to cause any dispositions of Enbridge and Spectra Energy equity securities, and acquisitions of Enbridge equity securities, pursuant to the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act;

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Spectra Energy giving Enbridge the opportunity to participate in the defense or settlement of any shareholder litigation brought against Spectra Energy or the Spectra Energy board of directors relating to the Merger or the transactions contemplated by the Merger Agreement;

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Enbridge taking all actions necessary to cause Gregory L. Ebel (or, to the extent Gregory L. Ebel is no longer available to serve as non-executive Chairman of the Enbridge board of directors, such other designee as selected by Spectra Energy and approved by Enbridge to serve as non-executive Chairman of the Enbridge board of directors) to become the non-executive Chairman of the Enbridge board of directors effective as of the Effective Time and to hold such position until the termination of the 2020 annual Enbridge Shareholders meeting;

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Enbridge taking all actions necessary to amend and restate, in accordance with the Canada Corporations Act, the by-laws of Enbridge as set forth in Exhibit A to the Merger Agreement and submit the By-law Amendment Resolution to the Enbridge Shareholders at the Enbridge Special Meeting for approval in accordance with the Canada Corporations Act, with such By-law Amendment to be effective as of the Effective Time;

•	the maintenance by Enbridge of a substantial business presence in Houston, Texas, which will be the headquarters for Enbridge’s natural gas business following completion of the Merger;

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the maintenance by Enbridge for a period of at least five years following the Effective Time of comparable levels of charitable giving to that of Spectra Energy and its subsidiaries prior to the Effective Time;

•	discussion in good faith and cooperation between Enbridge and Spectra Energy with respect to transition and integration matters following the Merger; and

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agreement to use commercially reasonable efforts to provide the other party with updates and developments, once during a fiscal quarter, with respect to certain of such party’s capital expenditure plans and material growth projects.

Filings; Other Actions; Notification

General Obligations

As a general matter, each of Enbridge and Spectra Energy has agreed to cooperate with the other and use (and to cause its subsidiaries to use) its reasonable best efforts to:

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take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to cause the conditions to the completion of the Merger to be satisfied as promptly as reasonably practicable (and in any event no later than 5:00 p.m. Eastern Time on March 31, 2017 (subject to extension by either party to December 29, 2017 in specified circumstances)) and to complete and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable;

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obtain as promptly as reasonably practicable (and in any event no later than 5:00 p.m. Eastern Time on March 31, 2017 (subject to extension by either party to December 29, 2017 in specified circumstances)) all consents, clearances, registrations, approvals, expirations or terminations of waiting periods, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to complete the Merger or any of the other transactions contemplated by the Merger Agreement;

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defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the completion of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•	if agreed to by Enbridge and Spectra Energy, acting jointly and in good faith, obtain all necessary consents, approvals or waivers from third parties.

Further, each of Enbridge and Spectra Energy has agreed to use (and to cause its respective subsidiaries to use) its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental entity in connection with the Merger and the other transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental entity relating to the Merger or the other transactions contemplated by the Merger Agreement, including any proceeding initiated by a private party, (ii) promptly inform the other parties of (and supply to the other parties) any communication received by such party from, or given by such party to, the FTC, the DOJ, the Canadian Competition Bureau, or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) permit the other party to review in advance and give reasonable consideration to the other party’s comments in any communication to be given by it to any governmental entity with respect to obtaining any clearances required under any antitrust law in connection with the Merger or the other transactions contemplated by the Merger Agreement and (iv) consult with the other party in advance of any meeting or teleconference with any governmental entity or, in connection with any proceeding by a private party, with any other person, and, to the extent not prohibited by the governmental entity or other person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Enbridge will have the right to devise and implement the strategy and timing for obtaining any clearances required under any antitrust law and to take the lead in all meetings and communications with any governmental entity in connection with obtaining such clearances, and in doing so, Enbridge is required to consult in advance with Spectra Energy and in good faith take Spectra Energy’s views into account regarding the overall strategy and timing.

Antitrust Approvals

In furtherance of the efforts described above, Enbridge and Spectra Energy have agreed to make appropriate submissions and filings of notification and report forms pursuant to the HSR Act and the Competition Act (Canada) with respect to the Merger as promptly as practicable and in any event within 25 business days of the date of the Merger Agreement, unless otherwise agreed in writing. Enbridge and Spectra Energy have further agreed to supply as promptly as practicable any additional information and documentary material that may be requested by any governmental entity pursuant to the HSR Act, the Competition Act (Canada), or any other antitrust law and to use its best efforts to take, or cause to be taken (including by their respective subsidiaries), all other actions consistent with their obligations under the Merger Agreement necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and to obtain clearance under the Competition Act (Canada) as soon as reasonably practicable (and in any event no later than March 31, 2017 (subject to extension by either party to December 29, 2017 in specified circumstances)).

Enbridge (including on behalf of its subsidiaries) has agreed to take any and all steps and to make any and all undertakings necessary to resolve objections, if any, that a governmental entity may assert under any antitrust law with respect to the Merger or the other transactions contemplated by the Merger Agreement, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental entity with respect to the Merger or the other transactions contemplated by the Merger Agreement, in each case, so as to enable the completion of the Merger to occur as promptly as reasonably practicable (and in any event no later than March 31, 2017 (subject to extension by either party to December 29, 2017 in specified circumstances)) including, without limitation:

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proposing, negotiating, committing to and effecting, by consent decree, consent agreement, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Enbridge or Spectra Energy or any of their respective subsidiaries or any equity interest in any joint venture held by Enbridge or Spectra Energy or any of their respective subsidiaries;

•	creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Enbridge or Spectra Energy or any of their respective subsidiaries; and

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otherwise taking or committing to take any action that would limit Enbridge’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Spectra Energy or Enbridge or any of their respective subsidiaries or any equity interest in any joint venture held by Spectra Energy or Enbridge or any of their respective subsidiaries, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any antitrust law or to avoid the commencement of any action to prohibit the Merger or the other transactions contemplated by the Merger Agreement under any antitrust law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or the other transactions contemplated by the Merger Agreement or delay the closing beyond March 31, 2017 (subject to extension by either party to December 29, 2017 in specified circumstances).

To assist Enbridge in complying with the above obligations, Spectra Energy has agreed to, and to cause its subsidiaries to, enter into one or more agreements (a “divestiture agreement”) requested by Enbridge to be entered into by any of them prior to the Effective Time with respect to any transaction to divest, hold separate or otherwise take any action that limits Spectra Energy’s or its subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of Spectra Energy or any of its subsidiaries or any equity interest in any joint venture held by Spectra Energy or any of its subsidiaries.

Certain Limitations on Spectra Energy’s and Enbridge’s Obligations to Obtain Antitrust Approvals

Nothing contained in the Merger Agreement will be deemed to require Spectra Energy to divest, hold separate or otherwise take any action (a “divestiture action”) that limits Spectra Energy’s or its subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of Spectra Energy or any of its subsidiaries or any equity interest in any joint venture held by Spectra Energy or any of its subsidiaries unless (i) the completion of such transactions provided for in any such divestiture agreement is conditioned upon the closing or satisfaction of all of the conditions to closing in a case where the closing will occur immediately following such divestiture action (and where Enbridge has irrevocably committed to effect the closing immediately following such divestiture action) and (ii) Enbridge will indemnify and hold Spectra Energy and its subsidiaries harmless from all costs, expenses and liabilities incurred by Spectra Energy or its subsidiaries arising from or relating to such divestiture agreement (other than any of the foregoing arising from the breach by Spectra Energy or any applicable subsidiary of such divestiture agreement).

Further, nothing contained in the Merger Agreement requires Enbridge or Spectra Energy to take, or cause to be taken, and neither Enbridge nor Spectra Energy will be required to take, or cause to be taken, any divestiture action with respect to all or part of the Enbridge Canadian Mainline System, the Enbridge U.S. Mainline System or the Texas Eastern Transmission pipeline, respectively.

CFIUS Clearance

“CFIUS Clearance” means that any of the following will have occurred: (i) the 30 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS has expired and the parties to the Merger Agreement have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated by the Merger Agreement do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation has been commenced after such 30 day review period and CFIUS has determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties to the Merger Agreement have received written notice from CFIUS that either the transactions contemplated by the Merger Agreement do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA has concluded with respect to the transactions contemplated by the Merger Agreement; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by the Merger Agreement has expired without any such action being threatened, announced or taken or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by the Merger Agreement.

Enbridge and Spectra Energy have also agreed to use reasonable best efforts to obtain the CFIUS Clearance. Such reasonable best efforts include (i) submitting the draft and final joint voluntary notice with CFIUS in accordance with the requirements of the DPA and within the time limits agreed among the parties, (ii) providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review in accordance with the time periods required by applicable law without the need to request an extension of time, (iii) cooperating in all respects and consulting with each other in connection with the CFIUS Notice, (iv) promptly informing each other of any communication received from or given to CFIUS and providing copies, (v) permitting each other to review in advance any communication to be given to CFIUS and (vi) allowing each other to participate in telephone calls and meetings with CFIUS, in each case, subject to certain confidentiality exceptions as required by law. Such reasonable best efforts also include agreeing to any action, condition or restriction required by CFIUS in connection with the CFIUS Clearance (including entering into any mitigation agreement with CFIUS as may be required) in order to receive the CFIUS Clearance as promptly as reasonably practicable and in any event prior to the sixth business day prior to the outside date, unless Spectra Energy, Enbridge and Merger Sub have, prior to such date, irrevocably waived the closing condition under the Merger Agreement relating to CFIUS Clearance. Neither Enbridge nor Spectra Energy will take or permit any of its subsidiaries or affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Clearance.

Conditions that Must Be Satisfied or Waived for the Merger to Occur

Conditions to the Obligations of Enbridge, Merger Sub and Spectra Energy

The respective obligations of Enbridge, Merger Sub and Spectra Energy to effect the Merger are subject to the satisfaction or waiver at or prior to the closing of each of the following conditions:

•	adoption of the Merger Agreement by Spectra Energy stockholders;

•	approval of the issuance of Enbridge Common Shares in connection with the Merger by the Enbridge Shareholders;

•	approval of the Enbridge Common Shares to be issued in the Merger for listing on the NYSE and the TSX, subject to official notice of issuance;

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expiration or early termination of the waiting period applicable to the completion of the Merger under the HSR Act and receipt of the Competition Act (Canada) Clearance and Canada Transportation Act Approval;

•	Enbridge’s receipt of the CFIUS Clearance;

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the absence of any court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any injunction (whether temporary, preliminary or permanent) that is in effect and enjoins, makes illegal or otherwise prohibits completion of the Merger;

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the absence of any governmental antitrust entity with rate making authority over Union Gas and Enbridge Gas Distribution Inc. and their respective natural gas businesses having commenced and not withdrawn, or the staff of such governmental antitrust entity formally recommend in writing the commencement of (which recommendation has not been withdrawn), and pursued (which pursuit is ongoing), any proceeding before a court or governmental entity relating to the Merger or the other transactions contemplated by the Merger Agreement that could subject any of Enbridge, Spectra Energy, their respective subsidiaries or any of their directors, officers or employees to criminal or quasi-criminal penalties or monetary sanctions, which in the case of monetary sanctions are material to the person subject thereto; and

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the Enbridge U.S. registration statement on Form F-4, of which the proxy statement/prospectus forms a part, having been declared effective in accordance with the provisions of the U.S. Securities Act, no stop order suspending the effectiveness of such registration statement having been issued and remaining in effect, and no proceedings for that purpose having been commenced by the SEC, unless subsequently withdrawn.

Conditions to the Obligations of Enbridge and Merger Sub

The obligations of Enbridge and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Enbridge at or prior to the closing of the following conditions:

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certain representations and warranties of Spectra Energy relating to the organization, good standing and qualification of Spectra Energy and its significant subsidiaries, the capital structure, corporate authority and approval of Spectra Energy and the receipt of certain opinions being true and correct in all material respects, and the representations and warranties of Spectra Energy relating to the absence of a material adverse effect on Spectra Energy being true and correct in all respects, each as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date being true and correct as of such date);

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all other representations and warranties of Spectra Energy being true and correct as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date being true and correct as of such date) (however, no representation or warranty will be deemed untrue or incorrect unless the failure of such representation or warranty to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Spectra Energy);

•	Spectra Energy having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the closing; and

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Enbridge’s receipt of a certificate of the chief executive officer or the chief financial officer of Spectra Energy, certifying that the conditions set forth in the three bullets directly above have been satisfied.

Conditions to the Obligations of Spectra Energy

The obligation of Spectra Energy to effect the Merger is also subject to the satisfaction or waiver by Spectra Energy at or prior to the closing of the following conditions:

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certain representations and warranties of Enbridge relating to the organization, good standing and qualification of Enbridge and its significant subsidiaries, the capital structure, corporate authority and approval of Enbridge and the receipt of certain opinions being true and correct in all material respects, and the representations and warranties of Enbridge relating to the absence of a material adverse effect on Enbridge being true and correct in all respects, each as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date being true and correct as of such date);

•

all other representations and warranties of Enbridge in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date being true and correct as of such date) (however, no representation or warranty will be deemed untrue or incorrect unless the failure of such representation or warranty to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Enbridge);

•

the representations and warranties of Merger Sub being true and correct as of the date of the Merger Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be true and correct as of such date);

•	each of Enbridge and Merger Sub having performed in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the closing;

•

Enbridge’s receipt of the requisite number of Enbridge director resignations and delivery of a copy of such resignations to Spectra Energy, and Enbridge having taken all necessary action such that the Spectra Energy Designees will be appointed to the Enbridge 13 person board of directors subject only to, and with effectiveness immediately upon, the occurrence of the Effective Time;

•

Spectra Energy’s receipt of a certificate of the chief executive officer or the chief financial officer of Enbridge, certifying that the conditions set forth in the five bullets directly above have been satisfied; and

•	due approval of the By-law Amendment by the Enbridge board of directors and the Enbridge Shareholders and the By-law Amendment being in effect as of immediately prior to the Effective Time.

Frustration of Closing Conditions

None of Enbridge, Merger Sub or Spectra Energy may rely on the failure of any condition described above to be satisfied if such failure was caused by such party’s (or (i) in the case of Enbridge, Merger Sub’s, and (ii) in the case of Merger Sub, Enbridge’s) failure to perform any of its obligations under the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of Enbridge or Spectra Energy (as applicable):

•	by mutual written consent of Enbridge and Spectra Energy;

•	by either Enbridge or Spectra Energy:

○

if the Merger is not completed by 5:00 p.m. Eastern Time on March 31, 2017 (as it may be extended from time to time by the mutual written consent of Enbridge or Spectra Energy), such date being referred to as the outside date; however:

◾	the initial outside date is subject to extensions in three intervals of three months by either Enbridge or Spectra Energy up to December 29, 2017 if all the conditions to closing (other than the conditions relating to the expiration or termination of the waiting period under the HSR Act, the receipt of the Competition Act (Canada) Clearance, Canada Transportation Act Approval, and the CFIUS Clearance, and the absence of legal restraints) have been satisfied or are capable of being satisfied at the time of extension, and

◾

that the right to terminate the Merger Agreement due to a failure to complete the Merger by the outside date will not be available to any party if the failure of such party (and in the case of Enbridge, Merger Sub) to perform any of its obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Merger to be completed on or before such date;

○

if (i) the requisite Spectra Energy stockholder vote is not obtained at the Spectra Energy Special Meeting or at any adjournment or postponement thereof in accordance with the Merger Agreement, or (ii) the requisite Enbridge Shareholder vote is not obtained at the Enbridge Special Meeting or at any adjournment or postponement thereof in accordance with the Merger Agreement; or

○

if any order permanently restraining, enjoining or otherwise prohibiting completion of the Merger has become final and non-appealable; however, the right to terminate the Merger Agreement due to such an order will not be available to any party if such party (or in the case of Enbridge, Merger Sub) has not complied in all material respects with its obligations concerning cooperation and efforts to obtain regulatory approvals pursuant to the Merger Agreement;

•	by Enbridge:

○

if there has been a breach by Spectra Energy of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of Spectra Energy has become untrue, in each case such that the conditions to the obligations of Enbridge and Merger Sub to complete the Merger would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of (x) 60 days after the giving of notice thereof by Enbridge to Spectra Energy or (y) the outside date); however, the right to terminate the Merger Agreement due to such a breach will not be available to Enbridge if the occurrence of the failure of a condition to the completion of the Merger resulted from a material breach of the Merger Agreement by Enbridge or Merger Sub; or

○	prior to the time the requisite Spectra Energy stockholder vote is obtained, if the Spectra Energy board of directors has:

◾	failed to include the Spectra Energy board recommendation in the proxy statement/prospectus that is filed and mailed by Spectra Energy to Spectra Energy stockholders;

◾	made a change of recommendation; or

◾

failed to recommend, within 10 business days after the commencement of a tender or exchange offer for outstanding shares of Spectra Energy common stock (other than by Enbridge or an affiliate of Enbridge), against acceptance by its stockholders of such tender offer or exchange offer; or

•	by Spectra Energy:

○	if there has been a breach by Enbridge or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of

Enbridge or Merger Sub has become untrue, in each case such that the conditions to the obligations of Spectra Energy to complete the Merger would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of (x) 60 days after the giving of notice thereof by Spectra Energy to the breaching party or (y) the outside date); however, the right to terminate the Merger Agreement due to such a breach will not be available to Spectra Energy if the occurrence of the failure of a condition to the completion of the Merger resulted from a material breach of the Merger Agreement by Spectra Energy; or

○	prior to the time the requisite Enbridge Shareholder vote is obtained, if the Enbridge board of directors has:

◾	failed to include the Enbridge board recommendation in this Management Information Circular that is filed and mailed by Enbridge to Enbridge Shareholders;

◾	made a change of recommendation; or

◾

failed to recommend, within 10 business days after the commencement of a tender or exchange offer pursuant to Rule 14d-2 under the U.S. Exchange Act or applicable Canadian securities laws for outstanding Enbridge Common Shares, against acceptance by its shareholders of such tender offer or exchange offer.

Effect of Termination

Except as described in the below section entitled “The Merger Agreement - Termination of the Merger Agreement - Termination Fees”, if the Merger Agreement is terminated in accordance with its terms, there will be no liability on the part of Enbridge, Spectra Energy or Merger Sub, except (i) certain provisions of the Merger Agreement will survive such termination, including those relating to fees associated with consent solicitations and debt offers by Spectra Energy in connection with the Merger, expenses, the effect of termination of the Merger Agreement, the Confidentiality Agreement and miscellaneous provisions relating to amendments, governing law, waiver of jury trial, specific performance, etc., and (ii) in the case of an intentional and willful material breach of the Merger Agreement.

Termination Fees

Spectra Energy has agreed to pay a termination fee of US$1.0 billion (the “Spectra Energy termination fee”) to Enbridge if:

•

all of the following occur: (i) the Merger Agreement is terminated by Spectra Energy or Enbridge because the requisite Spectra Energy stockholder vote is not obtained at the Spectra Energy Special Meeting or at any adjournment or postponement thereof in accordance with the Merger Agreement, (ii) a bona fide acquisition proposal involving Spectra Energy has been publicly announced (and such acquisition proposal has not been publicly withdrawn) after the date of the Merger Agreement and prior to the date of the Spectra Energy Special Meeting and (iii) within 12 months after such termination, (1) Spectra Energy or any of its subsidiaries enters into an alternative acquisition agreement to complete an acquisition proposal, and such acquisition proposal is thereafter completed, or (2) an acquisition proposal is otherwise completed with respect to Spectra Energy or any of its subsidiaries within 12 months of such termination (for these purposes, “50%” being substituted in lieu of “15%” in each instance in the definition of “acquisition proposal” and the definition of “acquisition proposal” also including specified acquisitions by Spectra Energy or any of its subsidiaries in which Spectra Energy stockholders immediately prior to the completion of such transaction own (beneficially or of record), in the aggregate, less than 65% of the common equity of Spectra Energy or the ultimate parent company resulting from such transaction); or

•

the Merger Agreement is terminated by Enbridge because the Spectra Energy board of directors failed to include the Spectra Energy board recommendation in the proxy statement/prospectus that is filed and mailed by Spectra Energy to Spectra Energy stockholders, made a change of recommendation or failed to recommend, within 10 business days after the commencement of a tender or exchange offer for outstanding shares of Spectra Energy common stock (other than by Enbridge or an affiliate of Enbridge), against acceptance of such tender offer or exchange offer by its stockholders.

Spectra Energy has agreed to reimburse Enbridge for reasonable and documented out-of-pocket expenses of Enbridge and Merger Sub in connection with the Merger Agreement subject to a cap of US$100 million if the Merger Agreement is terminated by Spectra Energy or Enbridge because the requisite Spectra Energy stockholder vote is not obtained at the Spectra Energy Special Meeting or at any adjournment or postponement thereof in accordance with the Merger Agreement. If an expense reimbursement is paid by Spectra Energy and the Spectra Energy termination fee subsequently becomes due, then the amount of the Spectra Energy termination fee will be reduced by the amount of the expense reimbursement Spectra Energy previously paid to Enbridge.

Enbridge has agreed to pay a termination fee of $1.75 billion (the “Enbridge termination fee”) to Spectra Energy if:

•

all of the following occur (i) the Merger Agreement is terminated by Spectra Energy or Enbridge because the requisite Enbridge Shareholder vote is not obtained at the Enbridge Special Meeting or at any adjournment or postponement thereof in accordance with the Merger Agreement, (ii) a bona fide acquisition proposal involving Enbridge has been publicly announced (and such acquisition proposal has not been publicly withdrawn) after the date of the Merger Agreement and prior to the date of the Enbridge Special Meeting, and (iii) within 12 months after such termination, (1) Enbridge or any of its subsidiaries will have entered into an alternative acquisition agreement to complete an acquisition proposal, and such acquisition proposal is thereafter completed, or (2) an acquisition proposal is otherwise completed with respect to Enbridge or any of its subsidiaries within 12 months of such termination (for these purposes, “50%” being substituted in lieu of “15%” in each instance in the definition of “acquisition proposal” and the definition of “acquisition proposal” also including specified acquisitions by Enbridge or any of its subsidiaries in which the shareholders of Enbridge immediately prior to the completion of such transaction own (beneficially or of record), in the aggregate, less than 65% of the common equity of Enbridge or the ultimate parent company resulting from such transaction); or

•

the Merger Agreement is terminated by Spectra Energy because the Enbridge board of directors failed to include the Enbridge board recommendation in this Management Information Circular that is filed and mailed by Enbridge to Enbridge Shareholders, made a change of recommendation or failed to recommend, within 10 business days after the commencement of a tender or exchange offer pursuant to Rule 14d-2 under the U.S. Exchange Act or applicable Canadian securities laws for outstanding Enbridge Common Shares, against acceptance of such tender offer or exchange offer by its shareholders.

Enbridge has agreed to reimburse Spectra Energy for reasonable and documented out-of-pocket expenses of Spectra Energy in connection with the Merger Agreement subject to a cap of US$100 million if the Merger Agreement is terminated by Spectra Energy or Enbridge because the requisite Enbridge Shareholder vote is not obtained at the Enbridge Special Meeting or at any adjournment or postponement thereof in accordance with the Merger Agreement. If an expense reimbursement is paid by Enbridge and the Enbridge termination fee subsequently becomes due, then the amount of the Enbridge termination fee will be reduced by the amount of the expense reimbursement Enbridge previously paid to Spectra Energy.

Modification, Amendment or Waiver

At any time prior to the Effective Time, subject to specified provisions relating to indemnification of directors and officers, the Merger Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Enbridge, Merger Sub and Spectra Energy, or in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance; Remedies

If for any reason any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, Spectra Energy, Enbridge and Merger Sub have agreed, pursuant to the terms of the Merger Agreement, that, in addition to any other available remedies in equity or at law, each party to the Merger Agreement will be entitled to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding is brought in equity to enforce the provisions of the Merger Agreement, Spectra Energy, Enbridge and Merger Sub have agreed, pursuant to the terms of the Merger Agreement, that they will not allege, and that they have waived the defense, that there is an adequate remedy at law.

Governing Law

The Merger Agreement is governed by the law of the State of Delaware without regard to the conflict of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements give effect to the proposed combination of Enbridge and Spectra Energy using the acquisition method of accounting. Under the acquisition method of accounting and for the purpose of these pro forma condensed consolidated financial statements, Enbridge is treated as the acquirer and Spectra Energy as the acquiree. Pursuant to the Merger Agreement, Enbridge agreed to combine with Spectra Energy through a merger of Merger Sub with and into Spectra Energy. Based on the consideration calculation prescribed in the Merger Agreement, the estimated price for the acquisition of Spectra Energy is approximately $38.3 billion based on the closing price of the Enbridge Common Shares on November 4, 2016. Completion of the Merger is subject to the conditions contained in the Merger Agreement and described in this Management Information Circular.

The unaudited pro forma condensed consolidated financial statements have been derived from, and should be read in conjunction with, the historical audited and unaudited consolidated financial statements of Enbridge and Spectra Energy, the notes thereto, and the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements include any necessary adjustments to conform Spectra Energy’s financial statement amounts to Enbridge’s accounting policies.

The unaudited pro forma condensed consolidated statement of earnings includes adjustments which are directly attributable to the Merger, factually supportable and are expected to have a continuing impact on the condensed consolidated results, and thus excludes adjustments arising from non-recurring effects of the transaction that are not expected to continue in future periods. The unaudited pro forma condensed consolidated statement of financial position includes adjustments that are directly attributable to the Merger and factually supportable, regardless of whether they have continuing effect or are non-recurring. The unaudited pro forma condensed consolidated financial statements do not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the Merger or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The pro forma adjustments are based on available preliminary information and certain assumptions that management of Enbridge believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. Future results may vary significantly from the results reflected because of various factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in Enbridge’s management’s discussion and analysis and amended consolidated financial statements for the fiscal year ended December 31, 2015 filed on SEDAR on May 12, 2016 and Enbridge’s unaudited interim condensed consolidated financial statements and related notes for the nine months ended September 30, 2016 filed on SEDAR on November 3, 2016, each of which is incorporated by reference into this Management Information Circular. For more information, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information”. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings (YE December 31, 2015)

Year ended December 31, 2015	Enbridge	Spectra Energy Note 3(i) (US$)	Spectra Energy Note 3(h)	Pro forma Adjustments	Notes		Pro forma Total
(millions of Canadian dollars, unless otherwise noted and except per share amounts)
Revenue
Commodity sales	23,842	209	266	-			24,108
Gas distribution sales	3,096	1,320	1,688	-			4,784
Transportation and other services	6,856	3,705	4,739	-			11,595

	33,794	5,234	6,693	-			40,487

Expenses
Commodity costs	22,949	188	240	-			23,189
Gas distribution costs	2,292	647	828	-			3,120
Operating and administrative	4,248	1,853	2,370	-			6,618
Depreciation and amortization	2,024	764	977	-			3,001
Environmental costs, net of recoveries	(21)	-	-	-			(21)
Goodwill impairment	440	349	446	-			886

	31,932	3,801	4,861	-			36,793

	1,862	1,433	1,832	-			3,694

Income/(loss) from equity investments	475	(290)	(371)	-			104
Other income/(expenses), net	(702)	114	146	-			(556)
Interest expense	(1,624)	(636)	(813)	106	3	(b)	(2,331)

	11	621	794	106			911
Income taxes	(170)	(161)	(206)	(34)	3	(b)	(410)

Earnings/(loss)	(159)	460	588	72			501
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	410	(264)	(338)	-			72

Earnings attributable to Enbridge Inc.	251	196	250	72			573
Preference share dividends	(288)	-	-	-			(288)

Earnings/(loss) attributable to Enbridge Inc. common shareholders	(37)	196	250	72			285

Earnings/(loss) per common share
Basic	(0.04)				3	(g)	0.19
Diluted	(0.04)				3	(g)	0.18

Unaudited Pro Forma Condensed Consolidated Statement of Earnings (PE September 30, 2016)

Nine months ended September 30, 2016	Enbridge	Spectra Energy Note 3(i) (US$)	Spectra Energy Note 3(h)	Pro forma Adjustments	Notes		Pro forma Total
(millions of Canadian dollars, unless otherwise noted and except per share amounts)
Revenue
Commodity sales	16,380	68	90	-			16,470
Gas distribution sales	1,783	792	1,047	-			2,830
Transportation and other services	7,059	2,758	3,646	-			10,705

	25,222	3,618	4,783	-			30,005

Expenses
Commodity costs	15,964	64	85	-			16,049
Gas distribution costs	1,137	337	446	-			1,583
Operating and administrative	3,195	1,449	1,916	(27)	3(d	)	5,084
Depreciation and amortization	1,676	582	769	-			2,445
Environmental costs, net of recoveries	6	-	-	-			6
Asset impairment	992	-	-	-			992

	22,970	2,432	3,216	(27)			26,159

	2,252	1,186	1,567	27			3,846

Income from equity investments	322	100	132	-			454
Other income, net	240	123	163	-			403
Interest expense	(1,178)	(437)	(578)	80	3(b	)	(1,676)

	1,636	972	1,284	107			3,027
Income taxes	(174)	(160)	(211)	(30)	3(b)(d	)	(415)

Earnings	1,462	812	1,073	77			2,612
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	166	(234)	(309)	-			(143)

Earnings attributable to Enbridge Inc.	1,628	578	764	77			2,469
Preference share dividends	(217)	-	-	-			(217)

Earnings attributable to Enbridge Inc. common shareholders	1,411	578	764	77			2,252

Earnings per common share
Basic	1.56				3(g	)	1.41
Diluted	1.55				3(g	)	1.40

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

September 30, 2016	Enbridge	Spectra Energy Note 3(i) (US$)	Spectra Energy Note 3(h)	Pro forma Adjustments	Notes		Pro forma Total
(millions of Canadian dollars, unless otherwise noted)
Assets
Current Assets
Cash and cash equivalents	1,036	464	609	(227)	3(d	)	1,418
Restricted cash	63	105	138	-			201
Accounts receivable and other	4,373	712	934	-			5,307
Accounts receivable from affiliates	11	-	-	-			11
Inventory	1,273	287	376	-			1,649
Assets held for sale	31	-	-	-			31
Other	-	182	239	-			239

	6,787	1,750	2,296	(227)			8,856
Property, plant and equipment, net	63,698	24,551	32,204	-			95,902
Long-term investments	6,778	2,742	3,597	-			10,375
Restricted long-term investments	86	-	-	-			86
Deferred amounts and other assets	3,395	1,825	2,394	868	3(b	)	6,657
Intangible assets	1,541	866	1,136	-			2,677
Goodwill	77	4,203	5,513	(5,513)	3(b	)	33,875
				33,798	3(b	)
Deferred income taxes	1,075	-	-	-			1,075

Assets held for sale	245	-	-	-			245

	83,682	35,937	47,140	28,926			159,748

Liabilities and shareholders’ equity
Current Liabilities
Bank indebtedness	449	-	-	-			449
Short-term borrowings	521	1,637	2,147	-			2,668
Accounts payable and other	6,559	1,443	1,893	-			8,452
Accounts payable to affiliates	113	-	-	-			113
Interest payable	388	140	184	-			572
Environmental liabilities	152	-	-	-			152
Liabilities held for sale	18	-	-	-			18
Current maturities of long-term debt	4,823	467	613	-			5,436

	13,023	3,687	4,837	-			17,860
Long-term debt	35,552	13,094	17,175	1,927	3(b	)	54,654
Other long-term liabilities	5,889	1,417	1,860	277	3(b	)	8,026
Deferred income taxes	5,700	5,758	7,553	(448)	3(b	)	12,775
				(30)	3(d	)
Liabilities held for sale	28	-	-	-			28

	60,192	23,956	31,425	1,726			93,343

Redeemable noncontrolling interests	3,311	-	-	-			3,113
Preferred stock of subsidiaries	-	562	737	-			737
Equity
Share capital
Preferred shares	6,515	-	-	-			6,515
Common shares	10,262	1	1	38,101	3(a	)	48,363
				(1)	3(f	)
Additional paid-in capital	3,410	5,977	7,840	(7,840)	3(f	)	3,561
				151	3(a	)
Retained earnings	(746)	1,477	1,937	(1,937)	3(f	)	(943)
				(197)	3(d	)
Accumulated other comprehensive income	401	13	17	(17)	3(f	)	401
Reciprocal shareholding	(102)	-	-	-			(102)

Total Enbridge Inc. shareholders’ equity	19,740	7,468	9,795	28,260			57,795
Noncontrolling interests	439	3,951	5,183	(1,060)	3(b	)	4,562

	20,179	11,419	14,978	27,200			62,357

	83,682	35,937	47,140	28,926			159,748

Notes to the Pro Forma Condensed Consolidated Financial Statements (unaudited)

1.	Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the Merger using the acquisition method of accounting, with Enbridge as the acquirer and Spectra Energy as the acquiree. These unaudited pro forma condensed consolidated financial statements have been prepared by Enbridge’s management and are derived from the following (each of which is either incorporated by reference into this Management Information Circular or attached as Schedule A and Schedule B to “Appendix F – Information Concerning Spectra Energy Corp”):

•	the audited amended consolidated financial statements of Enbridge for the year ended December 31, 2015;

•	the audited consolidated financial statements of Spectra Energy for the year ended December 31, 2015;

•	the unaudited interim consolidated financial statements of Enbridge for the nine months ended September 30, 2016; and

•	the unaudited condensed consolidated financial statements of Spectra Energy for the nine months ended September 30, 2016.

The unaudited pro forma condensed consolidated financial statements utilize accounting policies that are consistent with those disclosed in Enbridge’s amended audited financial statements for the year ended December 31, 2015 which were prepared in accordance with U.S. GAAP. Amounts in these notes to the pro forma condensed consolidated financial statements are stated in Canadian dollars, unless otherwise indicated. References to “U.S. dollars” and “US$” are to lawful currency of the U.S.

Based on the consideration calculation prescribed in the Merger Agreement, the estimated price for acquisition of Spectra Energy is approximately $38.3 billion (Note 3(a)) based on the closing price of the Enbridge Common Shares on November 4, 2016.

The unaudited pro forma condensed statement of financial position has been prepared to give effect to the Merger as if it occurred on September 30, 2016. The unaudited pro forma condensed consolidated statements of earnings for the year ended December 31, 2015 and for the nine months ended September 30, 2016 have been prepared to give effect to the Merger as if it occurred on January 1, 2015.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the description of the Merger contained in this Management Information Circular; the audited amended consolidated financial statements of Enbridge for the year ended December 31, 2015, including the notes thereto, and the unaudited interim consolidated financial statements of Enbridge for the nine months ended September 30, 2016 both incorporated by reference in this Management Information Circular; and the audited consolidated financial statements of Spectra Energy for the year ended December 31, 2015, including the notes thereto, and the unaudited condensed consolidated financial statements of Spectra Energy for the nine months ended September 30, 2016 attached as Schedule A and Schedule B to “Appendix F – Information Concerning Spectra Energy Corp”. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Merger.

These pro forma adjustments are preliminary and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. The accompanying unaudited pro forma condensed consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price equation will reflect the fair value, at the purchase date, of consideration transferred and the assets acquired and liabilities assumed based upon Enbridge’s evaluation of such assets and liabilities following the completion of the Merger. Accordingly, the final purchase price equation, as it relates principally to goodwill, may differ materially from the preliminary purchase price equation reflected herein.

2.	Description of the Transaction

Pursuant to the Merger Agreement, Spectra Energy will become a direct wholly owned subsidiary of Enbridge, through a merger of Merger Sub with and into Spectra Energy. Completion of the Merger is subject to the conditions contained in the Merger Agreement and described in this Management Information Circular. Enbridge expects the Merger to close in the first quarter of 2017; however, due to many factors, the expected closing date is subject to change.

The estimated purchase price, including the total estimated fair value of Spectra Energy’s outstanding earned stock compensation awards, but excluding estimated acquisition costs, and based on the closing price of the Enbridge Common Shares on November 4, 2016 will be approximately $38.3 billion (Note 3(a)). The unaudited pro forma condensed consolidated financial statements assume that, at closing, the Merger and related expenses will be financed through the issuance of Enbridge Common Shares with a value of $38.1 billion (Note 3(c)) and existing cash on hand or other sources available to Enbridge, if needed. These funding sources will ensure sufficient liquidity to complete the Merger. Enbridge also estimates that there will be no material costs incurred in connection with issuing the Enbridge Common Shares.

3.	Pro Forma Assumptions and Adjustments

(a)	Purchase Price and Financing Structure

The following is the estimated purchase price, estimated funding requirements and assumed financing structure for the Merger. These estimates have been reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

(millions of Canadian dollars, unless otherwise noted)
Estimated purchase price		38,252
Estimated Funding requirements
Estimated purchase price - Note 3(c)		38,252
Merger costs – Note 3(d)		254

		38,506

Assumed Financing Structure	US$

Issuance of common shares - Note 3(c)	28,409	38,101

Fair value of outstanding earned stock compensation awards recorded in additional paid-in capital		151
Cash on hand or short-term borrowings		254

		38,506

The final purchase price and resulting goodwill may also vary based on the market price of the Enbridge Common Shares at the time the Merger is completed. In preparing the unaudited pro forma condensed consolidated financial statements, Enbridge estimated the purchase price associated with the Enbridge Common Share consideration based on Spectra Energy’s outstanding 701.1 million shares of common stock exchangeable for the Enbridge Common Shares in connection with the Merger at an Exchange Ratio of 0.984, using the closing price of the Enbridge Common Shares on the NYSE on November 4, 2016 of U.S.$41.18 and the foreign exchange rate of $1.341 which was in effect on that date, yielding a price of $55.22 per Enbridge Common Share.

Enbridge believes that a 10% fluctuation in such market price provides a reasonable basis of illustrating the potential impact on the estimated purchase price and goodwill, as follows:

(unaudited; millions of Canadian dollars)	Estimated Purchase Price	Estimated Goodwill
As presented in Note 3(b)	38,252	33,798
10% increase in Enbridge common share price	42,066	37,612
10% decrease in Enbridge common share price	34,441	29,987

(b)	Estimated Purchase Price Equation

The estimated purchase price equation is comprised of the estimated fair values of Spectra Energy’s net assets acquired and liabilities assumed as at September 30, 2016 in accordance with the acquisition method, as follows:

(unaudited; millions of Canadian dollars, unless otherwise noted)	Spectra Energy US$	Spectra Energy Note 3(h)	Purchase Price Adjustment	Estimated Fair Value
Assets Acquired
Current Assets	1,750	2,296	-	2,296
Property, plant and equipment, net	24,551	32,204	-	32,204
Long-term investments	2,742	3,597	-	3,597
Deferred amounts and other assets	1,825	2,394	868	3,262
Intangible assets	866	1,136	-	1,136
Goodwill	4,203	5,513	(5,513)	-

Total Assets Acquired	35,937	47,140	(4,645)	42,495

Liabilities Assumed
Current Liabilities	3,687	4,837	-	4,837
Long-term debt (excluding current portion)	13,094	17,175	1,927	19,102
Other long-term liabilities	1,417	1,860	277	2,137
Deferred income taxes	5,758	7,553	(448)	7,105

Total Liabilities Assumed	23,956	31,425	1,756	33,181

Preferred stock of subsidiaries	562	737	-	737
Noncontrolling Interests	3,951	5,183	(1,060)	4,123

Net assets	7,468	9,795	(5,341)	4,454

Estimated Purchase Price				38,252

Goodwill				33,798

Under the acquisition method, the acquired tangible and intangible assets and assumed liabilities of the acquiree are primarily measured at their estimated fair value at the date of acquisition. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma condensed consolidated statement of financial position. Such goodwill will not be amortized but will be evaluated for impairment on, at least, an annual basis. Factors that contributed to the goodwill include the opportunity to expand Enbridge’s natural gas pipelines segment, the potential for cost and supply chain optimization synergies, existing assembled assets and work force that cannot be duplicated at the same cost by a new entrant, franchise rights and other intangibles not separately identifiable because they are inextricably linked to the provision of regulated utility service and the enhanced scale and geographic diversity which provides greater optionality and platforms for future growth.

The estimated fair values and useful lives of assets acquired and liabilities assumed are based on preliminary management estimates and are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma condensed consolidated statement of financial position. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for definitive measurement. Enbridge intends to complete the valuations and other studies upon the completion of the combination as soon as practicable within the measurement period in accordance with Accounting Standards Codification 805, Business Combinations, and no later than one year following the Closing Date.

Approximately 85% of Spectra Energy’s assets are in rate-regulated entities located within the United States, Ontario, Canada, and Western Canada. A general description of such assets is provided in “Appendix F – Information Concerning Spectra Energy Corp”. The U.S. regulated entities provide natural gas transportation and storage services that are subject to regulation by the FERC. Spectra Energy provides natural gas storage transmission and distribution services in Ontario, Canada through its subsidiary, Union Gas. Union Gas is subject to regulation by the OEB. Additionally, Spectra Energy’s Western Canada regulated entities provide natural gas transmission and processing services that are subject to regulation by the NEB. The determination of revenues and earnings for Spectra Energy’s regulated entities is based on regulated rates of return that are applied to historic values. Therefore, no fair value adjustments to Spectra Energy’s property, plant and equipment and intangible assets have been recognized because all of the economic benefits and obligations associated with regulated assets beyond regulated thresholds accrue to Spectra Energy’s customers. Consequently, it is Enbridge’s best estimate that the fair value of Spectra Energy’s property plant and equipment and intangible assets in rate-regulated entities is their carrying amount. To illustrate the sensitivity of any increases in the fair value of the property, plant and equipment, Enbridge has determined that an increase in the fair value of property, plant and equipment of $500 million with an annual depreciation rate ranging from 2% to 5% will increase the annual depreciation expense in a range of $10 million to $25 million ($6 million to $15 million after-tax).

Long-term debt (excluding the current portion) has an estimated fair value of $19,102 million, or an increase of $1,927 million over historic values. This fair value adjustment reflects the current underlying Government of Canada and United States Treasury interest rates on the corresponding bonds, as well as an implied credit spread based on current market conditions. Enbridge has recorded a regulatory offset of $868 million recorded in deferred amounts and other assets for the portion of the fair value adjustment to long-term debt held within regulated operations. Enbridge views the regulatory offset upon consummation of the acquistion as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than the carrying value. Enbridge considered the authorized rate structure, for the rate treatment of debt and interest costs by the FERC, the OEB and the NEB which are based on the actual cost of the regulated entities borrowings in computing the overall rate of return to support that the premium paid upon extinguishment is probable of recovery and therefore giving rise to the regulatory offset. These fair value adjustments to long-term debt and regulatory offset would result in a net corresponding deferred income tax asset of approximately $362 million based on Enbridge’s statutory income tax rates as discussed in Note 3(e). The amortization of these fair value adjustments over the term of the long-term debt of approximately 10 years would result in an annual reduction of interest expense of $106 million ($72 million after-tax). For the nine month period ended September 30, 2016, the interest expense would reduce by $80 million ($54 million after-tax).

The fair value of Spectra Energy’s noncontrolling interests of $4,123 million is based on the approximately 74 million SEP common units outstanding to the public and valued at SEP’s November 4, 2016 closing price of U.S.$41.48 per common unit. The final fair value of noncontrolling interests will be based on the number of SEP’s common units outstanding and the price of SEP common units as of the closing date.

The preliminary estimates used to prepare the pro forma information presented will be updated after the closing of the Merger, based upon management’s final analysis.

(c)	Issuance of Share Capital

As a consideration for the Merger, Enbridge will issue Enbridge Common Shares with a value of $38.1 billion as of November 4, 2016, comprising approximately 690 million Enbridge Common Shares at $55.22 per common share based on the Exchange Ratio. No adjustment has been made for any dividend equivalent payments that may be made in accordance with the Merger Agreement given such amounts will depend on the number and amount of any such payments.

(d)	Merger Costs

Merger costs are estimated at approximately $254 million ($220 million after-tax). Merger costs are composed of estimated investment banking, accounting, legal and other costs associated with the completion of the Merger. These costs have been included as a pro forma adjustment to retained earnings on the unaudited pro forma condensed consolidated statement of financial position as opposed to being reflected in the unaudited pro forma condensed consolidated statements of earnings on the basis that these expenses are directly attributable to the acquisition of Spectra Energy and are non-recurring in nature. Merger costs of $27 million ($23 million after tax) were incurred during the nine month period ended September 30, 2016, and have therefore been excluded from the unaudited pro forma condensed consolidated statements of earnings for that period.

(e)	Income Taxes

For the purpose of the accompanying unaudited pro forma condensed consolidated financial statements including pro forma adjustments, average statutory Canadian and U.S. income tax rates of 27% and 39%, respectively, have been applied. The deferred income tax asset and liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse.

(f)	Spectra Energy’s Historical Equity

The historical equity of Spectra Energy, which includes common shares, additional paid-in capital, retained earnings and accumulated other comprehensive income has been eliminated.

(g)	Earnings Per Common Share

Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding. The calculation of the pro forma earnings per common share for the year ended December 31, 2015 and for the nine months ended September 30, 2016 reflects the assumed issuance of approximately 690 million Enbridge Common Shares, as if the issuance had taken place on January 1, 2015 to finance the acquisition. The weighted average number of common shares outstanding has been reduced by Enbridge’s pro-rata weighted average interest in its own common shares of 12 million for the year ended December 31, 2015 and 13 million for the nine months ended September 30, 2016, resulting from Enbridge’s reciprocal investment in Noverco Inc.

The basic and diluted weighted average number of common shares outstanding for each of the pro forma reporting periods is as follows:

(unaudited; Canadian dollars; number of shares in millions)	For the year ended December 31, 2015	For the nine months ended September 30, 2016
Earnings per common share	0.19	1.41
Diluted earnings per common share	0.18	1.40

Shares outstanding
Weighted average shares outstanding	847	905
Assumed issuance of common shares	690	690

Pro forma weighted average shares outstanding	1,537	1,595
Effect of dilutive options	11	8

Pro forma diluted weighted average shares outstanding	1,548	1,603

(h)	Foreign Exchange Translation

The assets and liabilities of Spectra Energy, which has a US$ reporting and functional currency, are translated at the exchange rate of $1.312 which was in effect as at September 30, 2016. Revenues and expenses in Spectra Energy’s statements of earnings are translated to Canadian dollars at the average exchange rates of $1.279 for the year ended December 31, 2015 and $1.322 for the nine months ended September 30, 2016.

(i)	Classifications in the Pro Forma Financial Statements

To align presentation of Spectra Energy’s financial statement amounts with Enbridge’s financial statement amounts in the accompanying unaudited pro forma condensed consolidated financial statements, the following reclassifications have been made:

For the year ended December 31, 2015	As reported in Spectra Energy’s Financial Statements	Reclassification	As presented in Pro Forma Financial Statements
(millions of United States dollars)
Sale of natural gas liquids	209	(209)	-
Commodity sales	-	209	209

Natural gas and petroleum products purchased	835	(835)	-
Commodity costs	-	188	188
Gas distribution costs	-	647	647

Operating, maintenance and other	1,500	(1,500)	-
Property and other taxes	353	(353)	-
Operating and administrative	-	1,853	1,853

For the nine months ended September 30, 2016
Sale of natural gas liquids	68	(68)	-
Commodity sales	-	68	68

Natural gas and petroleum products purchased	401	(401)	-
Commodity costs	-	64	64
Gas distribution costs	-	337	337

Operating, maintenance and other	1,158	(1,158)	-
Property and other taxes	291	(291)	-
Operating and administrative	-	1,449	1,449

As at September 30, 2016	As reported in Spectra Energy’s Financial Statements	Reclassification	As presented in Pro Forma Financial Statements
(millions of United States dollars)
Current Assets
Fuel tracker	19	(19)	-
Restricted cash	-	105	105
Other	268	(86)	182

Property, plant and equipment, net	25,337	(786)	24,551
Intangible assets	-	866	866
Investments and Other Assets
Other	401	(401)	-
Regulatory Assets and Deferred Debits	1,504	(1,504)	-
Deferred amounts and Other Assets	-	1,825	1,825

Investments and Other Assets
Investments in and loans to unconsolidated affiliates	2,742	(2,742)	-
Long-term investments	-	2,742	2,742

Current Liabilities
Commercial paper	1,637	(1,637)	-
Short-term borrowing	-	1,637	1,637

Current Liabilities
Accounts payable	736	(736)	-
Taxes accrued	73	(73)	-
Other	634	(634)	-
Accounts payable and other	-	1,443	1,443
Deferred credits and other liabilities Regulatory and other	1,417	(1,417)	-
Other long-term liabilities	-	1,417	1,417

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

For a description of the Enbridge securities authorized for issuance under Enbridge’s equity compensation plans, please refer to the section entitled “Compensation – Executive Compensation Discussion and Analysis – Additional Stock Option Information” in Enbridge’s management information circular dated March 8, 2016 and filed on SEDAR on March 31, 2016 and incorporated by reference herein.

INTERESTS OF PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as described below, there is no material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Enbridge at any time since the beginning of Enbridge’s last financial year, or any associate or affiliate of any of such persons, in any matter to be acted upon:

1.

Gov. James J. Blanchard, a director of Enbridge, disclosed that his law firm does work for Spectra Energy and he has participated in representing Spectra Energy. As a result of this conflict, Gov. Blanchard did not participate in discussions or meetings of the Enbridge board of directors relating to a possible transaction with Spectra Energy. See “The Merger – Background of the Merger”.

2.

Pursuant to the terms of the Merger Agreement, Enbridge anticipates that four of the existing Enbridge directors will need to resign. It has not yet been determined which of the existing Enbridge directors will resign. In connection with his or her resignation, each resigning director will receive the cash amount such resigning director is entitled to receive with respect to the redemption of the Enbridge DSUs held by him or her. The cash entitlement per Enbridge DSU is calculated using the weighted average of the closing price of the Enbridge Common Shares on the TSX for the last five trading days before the redemption date, multiplied by the number of Enbridge DSUs the resigning director holds.

EXPERTS

The consolidated annual financial statements of Enbridge for the years ended December 31, 2015 and 2014 incorporated by reference in this Management Information Circular have been so incorporated in reliance on the audit reports, which are also incorporated by reference in this Management Information Circular, of PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting. In connection with the audit of Enbridge’s consolidated annual financial statements for the year ended December 31, 2015, PricewaterhouseCoopers LLP confirmed that they are independent to Enbridge within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta.

The consolidated financial statements of Spectra Energy and its subsidiaries and the related financial statement schedule included in this Management Information Circular from Spectra Energy’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of Spectra Energy’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is attached in Schedule A to “Appendix F – Information Concerning Spectra Energy Corp”. Such consolidated financial statements and financial statement schedule have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP is an independent registered public accounting firm with respect to Spectra Energy within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

OTHER BUSINESS

The directors and management of Enbridge are not aware of any other business to come before the Enbridge Special Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly comes before the Enbridge Special Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that may properly come before the Enbridge Special Meeting.

ADDITIONAL INFORMATION

Additional information relating to Enbridge is available on SEDAR at http://www.sedar.com or on Enbridge’s website at http://www.enbridge.com. The information contained in Enbridge’s website is not incorporated by reference in, or in any way part of, this Management Information Circular. You should not rely on such information in deciding whether to approve the Enbridge Common Share Issuance Resolution or the By-law Amendment Resolution unless such information is in this Management Information Circular or has been incorporated by reference into this Management Information Circular.

Financial information is provided in Enbridge’s amended consolidated annual financial statements and management’s discussion and analysis for the year ended December 31, 2015, copies of which are filed on SEDAR and can also be obtained by contacting Investor Relations by: mail at 200, 425 – 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8; telephone at 1-800-481-2804; and email through Enbridge’s website under the heading “Find Shareholder Information – Investor Information Kit”. Upon request, Enbridge will promptly provide a copy of any document expressly incorporated by reference in this Management Information Circular to a securityholder of Enbridge free of charge.

APPROVAL

The contents and sending of this Notice of Special Meeting and Management Information Circular have been approved by the Enbridge board of directors.

APPENDIX A

MERGER AGREEMENT

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

SPECTRA ENERGY CORP,

ENBRIDGE INC.

and

SAND MERGER SUB, INC.

Dated as of September 5, 2016

A-i

ARTICLE V

Representations and Warranties of Merger Sub

5.1	Representations and Warranties of Merger Sub	A-25

ARTICLE VI

Covenants

6.1	Interim Operations	A-26
6.2	Acquisition Proposals; Change of Recommendation	A-29
6.3	Proxy/Prospectus Filing; Management Information Circular; Information Supplied	A-32
6.4	Stockholders/Shareholders Meetings	A-33
6.5	Approval of Sole Stockholder of Merger Sub	A-34
6.6	Cooperation; Efforts to Consummate	A-34
6.7	Status	A-37
6.8	Indebtedness	A-37
6.9	Information; Access and Reports	A-38
6.10	Stock Exchange Listing and Delisting	A-39
6.11	Publicity	A-40
6.12	Employee Benefits	A-40
6.13	Certain Tax Matters	A-42
6.14	Expenses	A-43
6.15	Indemnification; Directors’ and Officers’ Insurance	A-43
6.16	Takeover Statutes	A-44
6.17	Dividends	A-44
6.18	Section 16 Matters	A-44
6.19	Stockholder Litigation	A-44
6.20	Governance and Other Matters	A-45
6.21	Transition Planning	A-45

ARTICLE VII

Conditions

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-46
7.2	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	A-46
7.3	Conditions to Obligation of the Company to Effect the Merger	A-47
7.4	Frustration of Closing Conditions	A-47

ARTICLE VIII

Termination

8.1	Termination	A-47
8.2	Effect of Termination and Abandonment	A-49

A-ii

ARTICLE IX

Miscellaneous and General

9.1	Survival	A-51
9.2	Amendment; Waiver	A-52
9.3	Counterparts	A-52
9.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	A-52
9.5	Specific Performance	A-53
9.6	Notices	A-53
9.7	Definitions	A-54
9.8	Entire Agreement	A-63
9.9	Transfer Taxes	A-64
9.10	Third Party Beneficiaries	A-64
9.11	Fulfillment of Obligations	A-64
9.12	Severability	A-64
9.13	Interpretation; Construction	A-64
9.14	Successors and Assigns	A-65

Exhibit A: Form of Amended & Restated Bylaws of Parent

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 5, 2016, is by and among Spectra Energy Corp, a Delaware corporation (the “Company”), Enbridge Inc., a Canadian corporation (“Parent”), and Sand Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub,” with Parent, the Company and Merger Sub sometimes being hereinafter referred to individually as a “Party” and collectively referred to as the “Parties”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), and (iii) resolved, subject to the terms of this Agreement, to recommend that the holders of shares of Company Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and of Merger Sub have each unanimously, of those voting, approved this Agreement, determined that the consummation of the Merger is in the best interests of Parent and Merger Sub, and the Parent Board has resolved, subject to the terms of this Agreement, to recommend that the holders of shares of Parent Common Stock approve each of the issuance of the shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment upon the terms and conditions set forth in this Agreement;

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of shares of Company Common Stock shall receive Parent common shares, no par value per share (the “Parent Common Stock”), as more particularly set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income Tax purposes, the Merger shall (i) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) not result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and the Parties intend that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth certain conditions to the Merger, in each case as set forth below.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

The Merger

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and, following the Merger, shall be a direct wholly owned Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, obligations, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this Agreement. The Merger shall have the effects specified in the DGCL.

1.2. Closing. Unless another time, date or place is mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 a.m., New York time, on the third Business Day (the date on which the Closing occurs, the “Closing Date”) after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).

1.3. Effective Time. As soon as practicable on the Closing Date, the Parties will cause a Certificate of Merger of the Company and Merger Sub (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

1.4. The Certificate of Incorporation of the Surviving Corporation. Subject to the requirements set forth in Section 6.15, at the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be Spectra Energy Corp.

1.5. The Bylaws of the Surviving Corporation. Parent and Merger Sub shall take all actions necessary so that at the Effective Time the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be Spectra Energy Corp.

1.6. Directors of the Surviving Corporation. Parent and Merger Sub shall take all actions necessary so that the Board of Directors of Merger Sub as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

1.7. Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

1.8. Canadian Offer.

(a) Parent shall, concurrently with the mailing of the Proxy/Prospectus, make an offer (the “Parent Canadian Offer”) to each holder of one or more shares of Company Common Stock who is:

(i) a resident of Canada for the purposes of the Income Tax Act (Canada) (the “ITA”); or

(ii) a partnership at least one partner of which is a resident of Canada for the purposes of the ITA;

(each a “Canadian Company Shareholder”) to purchase, subject to the consummation of the Merger, all of such shares held by each Canadian Company Shareholder in consideration for the Merger Consideration, determined in accordance with Article II assuming such shares of Company Common Stock had been owned by the Canadian Company Shareholder at the Effective Time. Subject to satisfaction or waiver of all conditions (other than those relating to the Parent Canadian Offer and those that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) pursuant to this Agreement, each purchase of shares of Company Common Stock from a Canadian Company Shareholder who validly tenders his, her or its shares of Company Common Stock to Parent pursuant to the Parent Canadian Offer will be completed immediately prior to the Effective Time.

(b) Any Canadian Company Shareholder who accepts the Parent Canadian Offer not later than three Business Days prior to the Closing Date in accordance with its terms and conditions shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial or territorial income tax law) with respect to the transfer by the Canadian Company Shareholder of shares of Company Common Stock to Parent if such Canadian Company Shareholder delivers to Parent, in accordance with instructions to be set out on Parent’s website not later than the date of the Company Stockholders Meeting, duly completed election forms required by the Canadian Company Shareholder to make the joint election pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial or territorial income tax law) complete with the details of the number of shares of Company Common Stock transferred and the applicable agreed amount or amounts for the purposes of such election or elections. Parent will not execute or file any election that is received by Parent more than 60 days after the Closing Date. If Parent receives a properly completed election within 60 days of the Closing Date, Parent will sign and forward such election to the Canada Revenue Agency and any applicable provincial or territorial taxation authority on or before the date that is 90 days following the Closing Date. Parent, the Company or any nominee thereof will not be responsible for the proper completion of any election, except for the obligation of Parent to sign and forward to the Canada Revenue Agency (and any applicable provincial or territorial taxation authority) a duly completed election that is received by Parent within 60 days of the Closing Date. Parent, the Company or any nominee thereof will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election.

(c) The Proxy/Prospectus shall include instructions detailing how Canadian Company Shareholders can accept the Parent Canadian Offer and the terms and conditions of the Parent Canadian Offer. Parent and the Company shall, in good faith, jointly prepare such instructions and terms and conditions (which terms and conditions shall be customary for a transaction such as the Parent Canadian Offer).

(d) Each share of Company Common Stock held by a Canadian Company Shareholder that is not tendered to Parent in accordance with the terms and conditions of the Parent Canadian Offer shall be subject to the Merger in accordance with this Agreement other than this Section 1.8.

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1. Merger Consideration; Conversion of Shares of Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall automatically be converted into, and become exchangeable for, 0.984 (the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Merger Consideration”).

2.2. Conversion of Shares of Company Common Stock. As a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, as of the Effective Time, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to Section 2.1 and any dividends or other distributions pursuant to Section 3.3.

2.3. Cancellation of Excluded Shares. Each Excluded Share (other than Excluded Shares held by Parent) shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, as of the Effective Time, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist. Each Excluded Share held by Parent shall, as a result of the Merger, become and be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

2.4. Merger Sub; Surviving Corporation.

(a) At the Effective Time, the shares of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into shares of preferred stock, par value $0.001 per share, of the Surviving Corporation having an aggregate redemption amount and fair market value equal to the aggregate fair market value of the converted Merger Sub shares.

(b) In consideration for the issuance by Parent of the Merger Consideration, the Surviving Corporation shall, at the Effective Time, issue to Parent that number of shares of common stock, par value $0.001 per share, of the Surviving Corporation equal to the number of shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.2.

(c) Parent and Merger Sub shall take all actions necessary so that, prior to the Effective Time, the authorized share capital of Merger Sub shall consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 1,000 shares of preferred stock, par value $0.001 per share.

2.5. Treatment of Stock Plans.

(a) Treatment of Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Stock Plans of the Company, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code, and, in the case of a Company Option that is held by a person who is subject to section 7 of the ITA in respect of the Company Option, the exercise price of a Parent Option shall be further adjusted in such manner so as to meet the requirements necessary to qualify for a tax-deferred exchange of Company Options pursuant to subsection 7(1.4) of the ITA. Except as specifically provided above, following the Effective Time, each Company Option that has converted into a Parent Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to the Effective Time.

(b) Company Phantom Units. At the Effective Time, each outstanding phantom unit denominated in shares of Company Common Stock (a “Company Phantom Unit”) under the Stock Plans of the Company, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a phantom unit denominated in shares of Company Common Stock and shall be adjusted to represent a phantom unit denominated in shares of Parent Common Stock (a “Parent Phantom Unit”). The number of shares of Parent Common Stock subject to each such Parent Phantom Unit shall be equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Phantom Unit immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Phantom Unit shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company Phantom Unit immediately prior to the Effective Time.

(c) Company PSUs.

(i) At the Effective Time, each outstanding performance stock unit denominated in shares of Company Common Stock (a “Company PSU”) under the Stock Plans of the Company granted after December 31, 2015, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be adjusted to represent a service-based stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”). The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time (with any performance-based vesting conditions deemed satisfied based on actual performance through the Effective Time as provided in the applicable award agreement) multiplied by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including service vesting terms, but excluding any performance vesting terms) as were applicable to the applicable Company PSU immediately prior to the Effective Time.

(ii) At the Effective Time, each outstanding Company PSU under the Stock Plans of the Company granted in 2014 or 2015, shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time determined in accordance with the immediately following sentence multiplied by (B) the Exchange Ratio, together with a cash payment equal to the amount of any dividend equivalents accrued with respect to such Company PSU. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company PSU shall be determined, (1) for any Company PSU granted in 2014, assuming a vesting percentage of 100%, and (2) for any Company

PSU granted in 2015, with the vesting percentage determined as set forth in Section 2(a) of the applicable award agreement (except that performance shall be based upon the Company’s total shareholder return relative to the total shareholder return of the peer group for the period beginning on January 1, 2015, and ending on the date on which the Effective Time occurs as required by Section 2(c) of the applicable award agreement). Parent shall provide the consideration described in this Section 2.5(c)(ii) within ten Business Days following the Closing Date, less applicable withholdings.

(d) Company Other Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans of the Company and any other Benefit Plans of the Company, other than Company Options, Company Phantom Units and Company PSUs (a “Company Other Award”), shall, automatically and without any action on the part of the holder thereof, be deemed to be adjusted to represent the right to acquire or receive benefits measured by the value of (as applicable) the number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to the Company Other Award immediately prior to the Effective Time and (ii) the Exchange Ratio, and to the extent such Company Other Award provides for payments to the extent the value of the shares of Company Common Stock exceed a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per share of Company Common Stock of such Company Other Award immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall continue to be governed by the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to the rights under the relevant Stock Plan or other Benefit Plan of the Company immediately prior to the Effective Time.

(e) Company Actions. At or prior to the Effective Time, the Company and the Company Board (and/or the Compensation Committee thereof), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options, Company Phantom Units, Company PSUs and Company Other Awards (the “Company Equity Awards”) pursuant to Sections 2.5(a) through 2.5(d).

(f) Parent Actions. Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to Sections 2.5(a), (b), (c) and (d) including the reservation, issuance (subject to Section 2.5(e)) and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.5. If registration of any plan interests in the Stock Plans or other Benefit Plans of the Company or the shares of Parent Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) on the Closing Date a registration statement on Form S-8 (or such other appropriate form) with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the relevant Stock Plans or other Benefit Plans of the Company, as applicable, remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required. As soon as reasonably practicable after the registration of such interests or shares, as applicable, appropriate notices shall be given to the holders of Company Equity Awards setting forth such holders’ rights pursuant to the respective Stock Plans, other Benefit Plans and agreements evidencing the grants of such Company Equity Awards, and stating that such Company Equity Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger and the terms of the Stock Plans).

2.6. Tax Consequences of the Merger. It is intended that, for U.S. federal income tax purposes, the Merger shall (i) qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) not result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1. Exchange Agent. Prior to the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized financial institution or trust company selected by Parent with the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock tendered in the Canadian Offer and Eligible Shares, (a) an aggregate number of shares of Parent Common Stock to be issued in uncertificated form or book-entry form comprising the amounts required to be delivered in respect of shares of Company Common Stock pursuant to Section 1.8 and Section 2.1, and (b) an aggregate amount of cash comprising approximately the amount required to be delivered pursuant to Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares Such shares of Parent Common Stock, cash in lieu of any fractional shares payable pursuant to Section 3.5 and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than for the purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Eligible Shares to receive the Merger Consideration as provided in this Agreement.

3.2. Procedures for Surrender.

(a) Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Eligible Shares that are (i) Certificates or (ii) Book-Entry Shares notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent desires with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Shares, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the holders of Book-Entry Shares to ensure that the Exchange Agent will transmit to such holder or its nominees on the Closing Date (or if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by such holder or its nominees in accordance with customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b) Upon surrender to the Exchange Agent of Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 3.7) or that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Book-Entry Shares, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Shares, in accordance with customary procedures and such other procedures as agreed by the Company, Parent, and the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and (ii) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares payable pursuant to Section 3.5 plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III.

(c) No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Certificate or ledger entry relating to Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(d) In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 3.8) of cash to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article III, including any amount payable in lieu of fractional shares in accordance with Section 3.5, and any dividends or other distributions on Parent Common Stock in accordance with Section 3.3, in each case without interest.

3.3. Distributions with Respect to Unexchanged Shares of Company Common Stock; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.7) or Book-Entry Share is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date after the

Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

3.4. Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5. Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 shall be aggregated and rounded to three decimal places. Any holder of Eligible Shares otherwise entitled to receive a fractional share of Parent Common Stock but for this Section 3.5 shall be entitled to receive a cash payment, without interest, in lieu of any fractional share, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Average Parent Stock Price. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

3.6. Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by one year after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of any shares of Parent Common Stock of such stockholders and any payment of cash and any dividends and other distributions in respect thereof payable or issuable pursuant to Section 2.1, Section 3.3 and Section 3.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

3.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

3.8. Withholding Rights. Each of Parent, the Company, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law. To the extent that amounts are so withheld by Parent, the Company, the Exchange Agent or the Surviving Corporation such withheld amounts (a) shall be timely remitted to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the extent such withheld amounts are remitted to the appropriate Governmental Entity.

3.9. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement in accordance with Article VIII, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction, then the Exchange Ratio and any other number or amount contained in this Agreement which is based upon the number of shares of Company Common Stock or Parent Common Stock, as the case may be, shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, as so adjusted shall, from and after the date of such event, be the Exchange Ratio. Nothing in this Section 3.9 shall be construed to permit the Company or Parent to take any action prohibited by the terms of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and the Company

4.1. Disclosure Letters; Standards.

(a) Disclosure Letters. Prior to the execution and delivery of this Agreement, each of the Company and Parent shall have delivered to the other a letter of even date of this Agreement (the “Company Disclosure Letter” and the “Parent Disclosure Letter”, respectively) setting forth, among other things (whether or not required or necessary to be disclosed therein), items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties or one or more covenants contained in a provision hereof (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face).

(b) Standards. No representation or warranty of a Party contained in Section 4.2 (other than the representations and warranties in (i) the first sentence of Section 4.2(a) [Organization, Good Standing and Qualification] (but solely with respect to the Company, Parent and their respective Significant Subsidiaries, as applicable), Sections 4.2(b)(i) and (ii) [Capital Structure], and Section 4.2(c) [Corporate Authority; Approval and Fairness], which shall be true and correct in all material respects with respect to it, and (ii) Section 4.2(g)(ii) [Absence of Certain Changes or Events], which shall be true and correct in all respects with respect to it) shall be deemed untrue or incorrect, and no such Party shall be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the conditions set forth in Section 7.2(a) and 7.3(a) hereof, unless the failure of such representation or warranty to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on such Party.

4.2. Representations and Warranties of Parent and the Company. Except as (i) set forth in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable to the Company and Parent, respectively, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC or filed on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Regulators

(including the exhibits and other information incorporated therein) by Parent or the Company or any of their respective Subsidiaries, as applicable, since December 31, 2013 but prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any “risk factors” or similarly titled section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), Parent hereby represents and warrants to the Company (unless otherwise expressly provided in the representation and warranty) and the Company hereby represents and warrants to Parent and Merger Sub (unless otherwise expressly provided in the representation and warranty); provided, that with respect to a Party’s Significant JVs, such representations and warranties shall be made solely to such Party’s Knowledge:

(a) Organization, Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent, and Parent has made available to the Company, in each case prior to the date of this Agreement, true and complete copies of such Party’s certificates of incorporation, articles of incorporation, amalgamation or continuance, and bylaws or comparable governing documents, each as amended prior to the date of this Agreement, and true and complete copies of its Significant Subsidiaries’ certificates of incorporation, articles of incorporation, amalgamation or continuance, and bylaws or comparable governing documents, each as amended to the date of this Agreement. In the case of the Company, as of June 30, 2016, the book value of Company’s direct or indirect interest in the voting securities of Union Gas Limited constitutes less than 17.25% of the aggregate book value of the total assets of the Company, determined on a consolidated basis in accordance with GAAP. In the case of Parent, as of June 30, 2016, the book value of Parent’s direct or indirect interest in the voting securities of Enbridge Gas Distribution Inc. constitutes less than 17.25% of the aggregate book value of the total assets of Parent, determined on a consolidated basis in accordance with GAAP.

(b) Capital Structure.

(i) In the case of the Company, the authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, of which 701,288,928 shares were outstanding as of the close of business on August 31, 2016, and 22,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were outstanding or held by the Company in its treasury as of the date of this Agreement (collectively, the “Company Capital Stock”). All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. At the close of business on August 31, 2016, (A) no shares of Company Common Stock were held by the Company in its treasury, (B) 1,460,725 shares of Company Common Stock were issuable upon the exercise, settlement or vesting of outstanding Company Options, (C) 1,592,662 shares of Company Common Stock were issuable upon the settlement or vesting of outstanding Company PSUs (assuming achievement of applicable performance goals at target value), (D) 1,273,708 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company Phantom Units, and (E) 512,493 shares of Company Common Stock were underlying outstanding Company Other Awards (assuming solely for this clause (E) a price per share of Company Common Stock of $35.62). Except as set forth above, at the close of business on August 31, 2016, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since August 31, 2016 to the date of this Agreement, (1) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares pursuant to the exercise, settlement or vesting of Company Options, Company PSUs or Company Phantom Units, in each case, outstanding as of August 31, 2016, and (2) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock.

(ii) In the case of Parent, the authorized share capital of Parent consists of an unlimited number of shares of Parent Common Stock, of which 938,145,070 shares were issued and outstanding as of the close of business on September 2, 2016, and an unlimited number of preference shares, issuable in series (“Preference Shares”), of which 5,000,000 Series A Preference Shares, 20,000,000 Series B Preference Shares, 18,000,000 Series D Preference Shares, 20,000,000 Series F Preference Shares, 14,000,000 Series H Preference Shares, 8,000,000 Series J Preference Shares, 16,000,000 Series L Preference Shares, 18,000,000 Series N Preference Shares, 16,000,000 Series P Preference Shares, 16,000,000 Series R Preference Shares, 16,000,000 Series 1 Preference Shares, 24,000,000 Series 3 Preference Shares, 8,000,000 Series 5 Preference Shares, 10,000,000 Series 7 Preference Shares, 11,000,000 Series 9 Preference Shares, 20,000,000 Series 11 Preference Shares, 14,000,000 Series 13 Preference Shares and 11,000,000 Series 15 Preference Shares were issued and outstanding as of the date of this Agreement (collectively, the “Parent Capital Stock”). All outstanding shares of Parent Capital Stock are, and all such shares that may be issued at or prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable and not subject to preemptive rights. At the close of business on September 2, 2016, 38,219,433 shares of Parent Common Stock were issuable upon the exercise, settlement or vesting of outstanding Parent Options. Except as set forth above, at the close of business on September 2, 2016, no shares in the capital of Parent or other voting securities of Parent were issued or outstanding. Since September 2, 2016 to the date of this Agreement, (A) there have been no issuances by Parent of shares in the capital of Parent or other voting equity securities of Parent, other than issuances of shares pursuant to Parent’s Dividend Reinvestment and Share Purchase Plan and pursuant to the exercise, settlement or vesting of Parent Options, in each case, outstanding as of September 2, 2016, and (B) there have been no issuances by Parent of options, warrants, other rights to acquire shares in the capital of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock.

(iii) No Subsidiary of such Party owns any shares of capital stock of such Party. Except for its interests in its Subsidiaries, such Party does not own, directly or indirectly, any capital stock of, or other equity interests in, any person of a type and size that will require a filing with any Governmental Entity in connection with the Merger. There are no bonds, debentures, notes or other Indebtedness of such Party or any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”), in the case of the Company, or on which holders of Parent Common Stock may vote (“Voting Parent Debt”), in the case of Parent. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the date of this Agreement, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which such Party or any of its Subsidiaries is a party or by which any of them is bound (A) obligating such Party or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, such Party or of any of its Subsidiaries, or any Voting Company Debt (in the case of the Company) or Voting Parent Debt (in the case of Parent), (B) obligating such Party or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or to declare or pay any dividend or distribution or (C) giving any Person the right to subscribe for or acquire any securities of such Party or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Common Stock (in the case of the Company) or Parent Common Stock (in the case of Parent) or otherwise based on the performance or value of shares of capital stock of such Party or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of such Party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than (1) pursuant to the Benefit Plans of Parent or the Company, as applicable, or (2) options, warrants or other rights to acquire shares of capital stock of, or other equity interest in, such Party or any such Subsidiary described above.

(iv) There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interest of such Party or any of the Subsidiaries of such Party, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(c) Corporate Authority; Approval and Opinions of Financial Advisors.

(i) Such Party has all requisite corporate power and authority and, other than, in the case of Parent, the approval of each of the Bylaw Amendment and the issuance of shares of Parent Common Stock pursuant to this Agreement by the holders of shares of Parent Common Stock representing a majority of the votes cast on such matter at a meeting of Parent’s shareholders duly called and held for such purpose (together, the “Requisite Parent Vote”), and in the case of the Company, adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a meeting of the Company’s stockholders duly called and held for such purpose (the “Requisite Company Vote”), has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by such Party and, assuming the due authorization, execution and delivery by each of the other Parties, constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms.

(ii) In the case of the Company, the Company Board has, as of the date of this Agreement and subject to the terms hereof, (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend adoption of this Agreement to the holders of shares of Company Common Stock (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption and (C) received separate opinions of each of BMO Capital Markets Corp. and Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock.

(iii) In the case of Parent, the Parent Board has, as of the date of this Agreement and subject to the terms hereof, (A) determined that the Merger is in the best interests of Parent and Merger Sub, authorized and approved this Agreement and resolved to recommend approval of the Parent Common Stock issuance in connection with the Merger and the Bylaw Amendment to the holders of shares of Parent Common Stock (the “Parent Recommendation”), (B) directed that the issuance of the shares of Parent Common Stock to be issued in connection with the Merger and the Bylaw Amendment be submitted to the holders of shares of Parent Common Stock for their approval and (C) received the opinions of (i) Credit Suisse Securities (Canada), Inc. addressed to Parent to the effect that, as of the date of the meeting of the Parent Board at which this Agreement was approved by the Parent Board, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Parent Canadian Offer and the Merger pursuant to this Agreement was fair, from a financial point of view, to Parent and (ii) RBC Dominion Securities Inc., addressed to Parent to the effect that, as of the date of the meeting of the Parent Board at which this Agreement was approved by the Parent Board, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Parent Canadian Offer and the Merger pursuant to this Agreement was fair, from a financial point of view, to Parent.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to the DGCL (in the case of the Company) and pursuant to the Canada Business Corporations Act (in the case of Parent), (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations thereunder (the “Competition Act (Canada)”), the

Canada Transportation Act (Canada), 1996, c.10, the Exchange Act, the Securities Act and applicable Canadian Securities Laws, as applicable, (C) required to be made with or by the New York Stock Exchange (the “NYSE”) and with the Toronto Stock Exchange (the “TSX”), as applicable, (D) state or provincial securities Laws, public utility Laws and “blue sky” Laws and (E) the CFIUS Notice (collectively, the “Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by such Party with, nor are any required to be obtained by such Party from, any U.S., Canadian, foreign or transnational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity of any nature (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Merger and the other transactions contemplated by this Agreement, or, in the case of Parent, in connection with the continuing operation of Parent or the Surviving Corporation following the Effective Time.

(ii) Subject to obtaining the Requisite Parent Vote and the Requisite Company Vote, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate or articles of incorporation or bylaws of such Party or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any oral or written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, other than any Benefit Plan, a “Contract”) binding upon such Party or any of its Subsidiaries and that is reasonably likely to require, during the remaining term of such Contract (or group of related Contracts) annual payments to or receipts of more than $60,000,000, or (C) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with (and approvals with respect to) the matters referred to in this Section 4.2(d), a breach or violation of any Law to which such Party or any of its Subsidiaries is subject.

(e) Reports; Internal Controls.

(i) Such Party and its Subsidiaries have filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by them with the SEC pursuant to the Exchange Act or the Securities Act and with applicable Canadian Securities Regulators, as applicable, since December 31, 2013 (the forms, statements, reports and documents so filed or furnished by such Party, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (or if amended, as of the date of such amendment), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable Canadian Securities Laws, as applicable, and any rules and regulations promulgated thereunder applicable to the Reports. As of their respective dates (or, if amended, as of the date of such amendment), such Party’s Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Such Party maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. In the case of Parent, Parent maintains disclosure controls and procedures required by published rules and regulations of the Canadian Securities Regulators. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by such Party is recorded and reported on a timely basis to the individuals responsible for the preparation of the Party’s and its Subsidiaries’ filings with the SEC and with the Canadian Securities Regulators, as applicable, and other public disclosure documents.

(iii) Such Party maintains a system of internal control over financial reporting that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(iv) Such Party has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to its auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. As of the date of its most recent audited financial statements, neither such Party nor its auditors had identified any significant deficiencies or material weaknesses in its internal controls and, as of the date of this Agreement, to the Knowledge of such Party, nothing has come to its attention that has caused it to believe that there are any material weaknesses or significant deficiencies in such internal controls.

(f) Financial Statements. Each of the consolidated balance sheets, in the case of the Company, and each of the consolidated statements of financial position, in the case of Parent, included in or incorporated by reference into the Reports of such Party (including the related notes and schedules) fairly presents the consolidated financial position of such Party and its consolidated Subsidiaries as of its date, and each of the consolidated statements of comprehensive income, equity, and cash flows, in the case of the Company, and each of the consolidated statements of comprehensive income, changes in equity, and cash flows, in the case of Parent, included in or incorporated by reference into such Party’s Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings (loss) and changes in financial position of such Party and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that will not be material in amount or effect and to any other adjustments described in the notes thereto), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC or Canadian Securities Regulators.

(g) Absence of Certain Changes or Events. (i) From December 31, 2015 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, and (ii) since December 31, 2015, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party.

(h) Litigation and Liabilities.

(i) Other than as a result of the transactions contemplated by this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries.

(ii) Except for those liabilities that are reflected or reserved against in such Party’s consolidated statements of financial position or consolidated balance sheets (and the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement and for liabilities incurred in the ordinary course of business since June 30, 2016, neither such Party nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required under GAAP to be reflected in a consolidated statement of financial position or consolidated balance sheet of such Party and its Subsidiaries.

(iii) As of the date of this Agreement, neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity.

(i) Employee Benefits.

(i) Section 4.2(i)(i) of the Company Disclosure Letter and Section 4.2(i)(i) of the Parent Disclosure Letter set forth an accurate and complete list of each material Benefit Plan of the Company and Parent, respectively, and separately identifies each material Benefit Plan that is maintained primarily for the benefit of persons outside of the United States (a “Non-U.S. Benefit Plan”).

(ii) With respect to each material Benefit Plan, each Party has made available to the other Party prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (A) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (B) a written description of such Benefit Plan if such plan is not set forth in a written document, (C) the most recently prepared actuarial report, (D) an estimate of current unfunded liabilities under any Benefit Plan that provides pension or post-employment medical, disability, life insurance or other welfare benefits, and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Benefit Plan.

(iii) (A) Each Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), and Non-U.S. Benefit Plan, has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (B) all contributions or other amounts payable by the Company or Parent or any of their respective Subsidiaries, as applicable, with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects and (C) there are no pending or, to the Knowledge of the applicable Party, threatened claims (other than routine claims for benefits) or proceedings threatened in writing by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or Parent or any of their respective Subsidiaries.

(iv) With respect to each material ERISA Plan, such Party has made available to the other Party prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (A) the most recent summary plan description together with any summaries of all material modifications thereto, (B) the most recent Internal Revenue Service (“IRS”) determination or opinion letter and (C) the most recent annual report (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(v) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of such Party, nothing has occurred that would adversely affect the qualification or tax exemption of any such ERISA Plan.

(vi) With respect to each ERISA Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (C) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by such Party or its Subsidiaries; and (D) no notice of intent to terminate any Benefit Plan has been filed and no amendment to treat any Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the PBGC or otherwise) to treat any Benefit Plan as terminated. No Controlled Group Liability has been incurred by such Party or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to such Party or its ERISA Affiliates of incurring any such liability.

(vii) Except as required by applicable Law, (A) no material Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or Parent or any of their respective Subsidiaries has any obligation to provide such benefits, and (B) to the extent such Party or any of its Subsidiaries sponsors, contributes or otherwise has an obligation under any such material Benefit Plan in which current Employees in the United States are eligible to participate, such Party or its applicable Subsidiary has pursuant to the written terms of the applicable Benefit Plan document reserved the right to amend, terminate or modify at any time each such Benefit Plan with respect to such current Employees. The Company shall, not later than sixty days after the date hereof, provide Parent with a list of any such material Benefit Plans (other than those described in clause (B) above) with respect to which the Company or its applicable Subsidiary has not, pursuant to the written terms of the applicable Benefit Plan document, reserved the right to amend, terminate or modify at any time such Benefit Plan.

(viii) Neither such Party nor any of its ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(ix) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will, either alone or in combination with another event, (A) entitle any Employee to severance pay or any material increase in severance pay, (B) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Employee, (C) cause such Party to transfer or set aside any assets to fund any material benefits under any Benefit Plan, (D) otherwise give rise to any material liability under any Benefit Plan, or (E) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time.

(x) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, result in the payment of any amount that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(xi) Neither the Company nor Parent nor any of their respective Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(xii) Each Non-U.S. Benefit Plan has been established, administered, operated, funded, invested and maintained in compliance in all material respects with its terms and applicable Law, and all such plans that are intended or required to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law. All required contributions and premiums to be made under each Non-U.S. Benefit Plan have been made with respect thereto (whether pursuant to the terms of such

Non-U.S. Benefit Plan or by applicable Law). There are no pending or, to the Knowledge of such Party, claims (other than routine claims for benefits) or proceedings threatened in writing by a Governmental Entity by, on behalf of or against any Non-U.S. Benefit Plans or any trust related thereto that would reasonably be expected to result in any material liability to the Company or Parent or any of their respective Subsidiaries, as applicable.

(xiii) With respect to each material Non-U.S. Benefit Plan that is (or that, on registration, would be) a “registered pension plan” within the meaning of subsection 248(1) of the ITA (each, a “Canadian Pension Plan”), (A) such Party has made available to the other Party prior to the date of this Agreement, to the extent applicable, accurate and complete copies of the most recent actuarial valuation report and financial statements (audited, where required, by applicable Law); (B) no order has been made or notice given pursuant to any applicable Law requiring (or proposing to require) a Party or any of its Subsidiaries to take (or refrain from taking) any action in respect of any Canadian Pension Plan, and no event has occurred and no condition or circumstance exists that has resulted or would reasonably be expected to result in any Canadian Pension Plan (1) being ordered or required to be terminated or wound-up in whole or in part, (2) have its registration under any applicable Law refused, revoked or made revocable, (3) being placed under the administration of any trustee or any Governmental Entity, or (4) being required to pay any material taxes or penalties under any applicable Law; (C) if such Canadian Pension Plan contains a “defined benefit provision” as defined in subsection 147.1(1) of the ITA, to the Knowledge of such Party, no event has occurred, excluding changes in actuarial assumptions, discount rates and market values of assets, that is reasonably likely to have resulted in a material increase in the unfunded liability of any such plan from the unfunded liabilities contained in the most recent actuarial valuation report; and (D) if such Canadian Pension Plan is a “multi-employer pension plan” (within the meaning of subsection 2(1) of the Pension Benefits Standards Act, 1985 (Canada)) or is a similarly defined arrangement under applicable pension standards Laws of a province, neither Party nor any of its respective Subsidiaries have any actual or contingent obligation with respect to such plan other than an obligation (x) to provide information to the administrator, and (y) to make contributions at a rate fixed in the applicable collective bargaining agreement, trust agreement, participation agreement or similar agreement.

(xiv) Each Non-U.S. Benefit Plan is registered where required by applicable Law (including registration with the relevant taxation authorities) where such registration is required to qualify for Tax exemption or other beneficial Tax status.

(j) Labor Matters.

(i) Section 4.2(j)(i) of the Company Disclosure Letter and Section 4.2(j)(i) of the Parent Disclosure Letter, as applicable, sets forth any material collective bargaining agreement, employee association agreement or other material agreement with a labor union or similar organization with such Party and its Subsidiaries, as applicable. To the Knowledge of such Party, as of the date of this Agreement, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations, labor unions or employee associations, to organize any employees of such Party or any of its Subsidiaries.

(ii) As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of such Party, threatened in writing. Such Party and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment standards, human rights, pay equity, employment equity, workers’ compensation, employment and employment practices, terms and conditions of employment, wages and hours, privacy, employer health tax, classification of independent contractors and occupational safety and health. None of such Party or any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(k) Title to Assets. Such Party or one of its Subsidiaries has good and valid title to all material tangible assets owned by such Party or any of its Subsidiaries as of the date of this Agreement, or good and valid leasehold interests in all material tangible assets leased or subleased by such Party or any of its Subsidiaries as of the date of this Agreement, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business. All such assets, other than assets in which such Party or any of its Subsidiaries have a leasehold interest, are free and clear of all Liens other than Permitted Liens.

(l) Real Property.

(i) Each Contract under which such Party or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant (each, in the case of the Company or any of its Subsidiaries, a “Company Real Property Lease”, and in the case of Parent or any of its Subsidiaries, a “Parent Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by such Party or any of its Subsidiaries (collectively, including the improvements thereon, in the case of the Company or any of its Subsidiaries, “Company Leased Real Property”, and in the case of Parent or any of its Subsidiaries, “Parent Leased Real Property”) is valid and binding on such Party or the Subsidiary thereof party thereto, and, to the Knowledge of such Party, each other party thereto. Neither such Party nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Real Property (in the case of the Company) or of the Parent Leased Real Property (in the case of Parent) that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property (in the case of the Company) or of the Parent Leased Real Property (in the case of Parent) by such Party or its Subsidiaries in the operation of their business thereon. There is no uncured default by such Party or any of its Subsidiaries under any Company Real Property Lease (in the case of the Company) or under any Parent Real Property Lease (in the case of Parent) or, to the Knowledge of such Party, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by such Party or any of its Subsidiaries or, to the Knowledge of such Party, by any other party thereto. As of the date of this Agreement, neither such Party nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of such Party, no termination or cancelation is threatened, under any Company Real Property Lease (in the case of the Company) or under any Parent Real Property Lease (in the case of Parent).

(ii) Such Party or one of its Subsidiaries has good and valid title to all material real property currently owned by such Party or any of its Subsidiaries (collectively, in the case of the Company, “Company Owned Real Property”, and in the case of Parent, “Parent Owned Real Property”) and such Party and its Subsidiaries have good and valid leasehold interest in the Company Leased Real Property (in the case of the Company) and in the Parent Leased Real Property (in the case of Parent), in each case free and clear of all Liens (other than Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, options or rights of first refusal relating to the purchase of Company Owned Real Property (in the case of the Company) and to the purchase of Parent Owned Real Property (in the case of Parent) and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business).

(iii) Such Party and its Subsidiaries have such consents, easements, rights-of-way, permits and licenses from each person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in substantially the same manner as currently conducted, and subject to the limitations, qualifications, reservations and encumbrances contained or described, in any of such Party’s Reports filed prior to the date hereof. Such Party and its Subsidiaries have fulfilled and performed all their respective material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.

(m) Investment Company Act. In the case of the Company, the Company is not, and immediately after the Closing, assuming no action has been taken by Parent as of such time with respect to the Company, will not be, an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). In the case of Parent, Parent is not, and, assuming the accuracy of the Company’s representation in the immediately preceding sentence, immediately after the Closing will not be, an “investment company” as defined in the Investment Company Act.

(n) Compliance with Laws; Licenses.

(i) The businesses of such Party and its Subsidiaries have not been during the past three years, and are not being, conducted in violation of any applicable law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, directive, license or permit enacted, issued, promulgated, enforced or entered by any Governmental Entity (collectively, “Laws”).

(ii) Except with respect to regulatory matters covered by Section 6.6, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing. Such Party has not received any notice or communication of any material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement.

(iii) Such Party and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, tariffs, permissions, qualifications and registrations and orders of all Governmental Entities necessary for such Party and its Subsidiaries to own, lease and operate their properties and assets and to carry on their respective businesses as presently conducted (in the case of the Company and its Subsidiaries, the “Company Permits” and in the case of Parent and its Subsidiaries, the “Parent Permits”). All Company Permits and all Parent Permits, as applicable, of such Party and its Subsidiaries, are valid and in full force and effect. Such Party and each of its Subsidiaries is in compliance with the terms and requirements of such Company Permits (in the case of the Company) and such Parent Permits (in the case of Parent). No Company Permits or Parent Permits shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

(o) Takeover Statutes. Assuming the approval of the Parent Board and the Company Board (as applicable) of this Agreement, the Merger and the other transactions contemplated hereby and the accuracy of Parent’s representations set forth in Section 4.2(x), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in such Party’s or any of its Subsidiaries certificate or articles of incorporation or bylaws or similar organizational documents is applicable to the shares of Parent Common Stock and Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

(p) Environmental Matters. (i) Such Party and its Subsidiaries have complied at all times since January 1, 2011 with all applicable Environmental Laws; (ii) no property currently or formerly owned, leased or operated by such Party or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (iii) neither such Party nor any of its Subsidiaries has received since January 1, 2011 any notice, demand, letter, claim or request for information alleging that such Party or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (iv) neither such Party nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party that imposes any current or future obligations under any Environmental Law.

(q) Tax Matters.

(i) Such Party and each of its Subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are required to be paid by any of them (including Taxes required to be withheld from payments to third parties) except, in each case of clause (A) or (B), for Taxes being contested in good faith or for which adequate reserves have been established, in accordance with GAAP, in the financial statements included in such Party’s Reports; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension will be in effect after the Closing Date.

(ii) No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against such Party or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of such Party or any of its Subsidiaries.

(iii) In the last five years, neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any income or franchise Tax Return that was not filed.

(iv) Such Party has made available to the other Party prior to the date of this Agreement true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements that will bind such Party after the Closing Date.

(v) Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any (A) agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) customary Tax indemnification provisions in commercial agreements not primarily related to Taxes).

(vi) Neither such Party nor any of its Subsidiaries has any liability for Taxes of any person (other than such Party or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor.

(vii) Neither such Party nor any of its Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(viii) Neither such Party nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix) After due inquiry and consultation with its counsel, neither such Party nor any of its Subsidiaries is aware of the existence of any fact that would reasonably be expected to (A) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (B) result in gain being recognized pursuant to Section 367(a)(1) by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), or (C) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger.

(r) Intellectual Property. To the Knowledge of such Party, such Party and its Subsidiaries own or have sufficient valid and enforceable rights to use all Intellectual Property used or intended to be used in, or necessary for the operation of, their respective businesses. To the Knowledge of such Party, the operation of the respective businesses of such Party or any of its Subsidiaries does not infringe upon, misappropriate or violate any Intellectual Property of any other Person as of the date of this Agreement. Such Party and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets and other confidential information owned by such Party and its Subsidiaries and all confidential information of any Person to whom such Party or any of its Subsidiaries owes a confidentiality obligation.

(s) Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers and provide coverage in such amounts and against such risks as such Party reasonably believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Each Insurance Policy maintained by such Party or any of its Subsidiaries is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any such Insurance Policy.

(t) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to such Party’s Reports, as of the date of this Agreement, Section 4.2(t) of the Company Disclosure Letter or Section 4.2(t) of the Parent Disclosure Letter, as applicable, sets forth all of the following Contracts to which such Party or any of its Subsidiaries is a party or bound:

(A) any Contract (other than a future contract, option contract or other derivative transaction) that cannot be terminated on less than 90 days’ notice without material payment or penalty and that is reasonably likely to require, during the remaining term of such Contract, annual payments to or from such Party and its Subsidiaries of more than $60,000,000, other than Contracts of the type described in Section 4.2(t)(i)(C) and Section 4.2(t)(i)(F);

(B) any future contract, option contract or other derivative transaction relating to the supply or price of natural gas, crude oil or natural gas liquids that has a term of longer than 90 days and a notional value greater than $60,000,000 (excluding any such future contract, option contract or other derivative transaction entered into by the local distribution company businesses of such Party and its Subsidiaries for the benefit of customers);

(C) any gas, crude oil or natural gas liquids transportation contract that is reasonably expected to result in future payments by such Party or any of its Subsidiaries in excess of $60,000,000 in any one-year period (excluding any such contract entered into by the local distribution company businesses of such Party and its Subsidiaries for the benefit of customers);

(D) any Contract expressly limiting or restricting (or purporting to limit or restrict) the ability of such Party or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests, other than Contracts of the type described in Section 4.2(t)(i)(F);

(E) any partnership, limited liability company, joint venture or other similar agreement relating to the formation, creation, management or control of any partnership or joint venture that is significant to such Party;

(F) any Contract (other than solely among Subsidiaries of such Party) relating to Indebtedness in excess of $230,000,000 (excluding Indebtedness incurred to fund the purchase of natural gas storage inventory in the ordinary course of business);

(G) any acquisition agreement that contains “earn-out” or other similar contingent payment obligations that would reasonably be expected to result in future payments by such Party or any of its Subsidiaries in excess of $60,000,000;

(H) any “non-compete,” or similar agreement that restricts or purports to restrict (or, after the Closing, would restrict Parent or any of its Subsidiaries), in any material respect, the geographic area in which such Party or any of its Subsidiaries may conduct any material line of business;

(I) other than agreements described in Section 4.2(t)(i)(A), Section 4.2(t)(i)(B) and Section 4.2(t)(i)(C), any Contract entered into since December 31, 2013 relating to the disposition or acquisition by such Party or any of its Subsidiaries of capital stock, business, assets or properties for an amount of cash (or value of non-cash consideration) in excess of $230,000,000; and

(J) any material Contract, other than Contracts for transportation services to be provided for Federal Energy Regulation Commission-regulated Natural Gas Act or Interstate Commerce Act transportation services pursuant to an open season, that contains a “most favored nation” or any similar term for the benefit of a third party that restricts the business of such Party (or would, after the Closing, restrict the business of Parent or its Subsidiaries) in a material manner (each Contract constituting any of the foregoing types of Contract described in clauses (A) – (I) above and this clause (J), and including all amendments, exhibits and schedules to each such Contract from time to time, is referred to in this Agreement as a “Material Contract”). Notwithstanding anything in this Agreement to the contrary, no Contract related to capital projects, including Contracts with vendors, suppliers and other similar commercial parties related thereto, shall be deemed a “Material Contract”.

(ii) Except for expirations in the ordinary course of business in accordance with the terms of such Material Contract, each Material Contract to which such Party or any of its Subsidiaries is a party, or by which any of them are bound, is valid and binding on such Party or its Subsidiaries, and, to the Knowledge of such Party, each other party thereto, and is in full force and effect. There is no default under any such Material Contracts by such Party or its Subsidiaries, or to the Knowledge of such Party, any other party thereto.

(u) Brokers and Finders. Neither such Party nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that (i) the Company has engaged BMO Nesbitt Burns Inc. and Citigroup Global Markets Inc. as its financial advisors and (ii) Parent has engaged Credit Suisse Securities (Canada), Inc. and RBC Dominion Securities Inc. as its financial advisors.

(v) Affiliate Transactions. To the Knowledge of such Party, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between such Party or its Subsidiaries, on the one hand, and such Party’s Affiliates (other than wholly owned Subsidiaries of such Party), or other Persons on the other hand, that would be required to be disclosed by such Party under Item 404 of Regulation S-K under the Securities Act or, in the case of Parent, that would be considered a “related party transaction” pursuant to Canadian Securities Laws.

(w) Information Supplied.

(i) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in Parent’s Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in the Proxy/Prospectus will, at the date the Proxy/Prospectus is mailed to stockholders of the Company or at the time of the meeting of stockholders of the Company to be held in connection with the Merger (the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iii) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in the Management Information Circular relating to the meeting of Parent’s shareholders to be held in connection with the Merger will, at the date the Management Information Circular is mailed to shareholders of Parent or at the time of the meeting of shareholders of Parent to be held in connection with the Merger (the “Parent Shareholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) No representation or warranty is made by such Party with respect to information or statements made or incorporated by reference in the Registration Statement, the Proxy/Prospectus or the Management Information Circular based on information regarding the other Party or the other Party’s Affiliates supplied by or on behalf of the other Party or the other Party’s Affiliates for inclusion or incorporation by reference therein.

(x) Ownership of Party Stock. In the case of Parent, none of Parent or any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Company Common Stock (other than those shares acquired by Parent pursuant to the Parent Canadian Offer), or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement and the Parent Canadian Offer) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock. In the case of the Company, none of the Company or any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Parent Common Stock, or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Parent Common Stock.

(y) First Nation Matters. (i) There are no First Nations Claims or other proceedings pending or, to the Knowledge of such Party, threatened orally or in writing against such Party or any of its Subsidiaries; and (ii) such Party and its Subsidiaries have not entered into any written or oral agreements with any First Nation to provide benefits, pecuniary or otherwise, offered First Nations any benefits with respect to any project at any stage of development, pipeline or any site operated by such Party of any of its Subsidiaries or engaged in discussions, negotiations or similar communications with any First Nations regarding the foregoing or otherwise in relation to any project, pipeline or any site operated by such Party or any of its Subsidiaries.

(z) No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article IV and Article V, none of Parent, the Company and any other Person makes any express or implied representation or warranty with respect to the Company, Parent or their respective Subsidiaries, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and each Party hereby expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, and except for the representations and warranties made by such Party in this Article IV and Article V, neither Party nor any other Person makes or has made any representation or warranty to the other Party or any of such other Party’s Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses or (ii) any oral or written information made available to the other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.2(z) shall limit a Party’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by the other Party in this Article IV or Article V.

ARTICLE V

Representations and Warranties of Merger Sub

5.1. Representations and Warranties of Merger Sub. Notwithstanding anything to the contrary in Section 4.2(z), Merger Sub hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Merger Sub is a corporation duly organized, validly existing and in good standing under the Law of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Capitalization. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and non-assessable and are owned directly by Parent free and clear of any Lien. Prior to the Effective Time, the authorized capital stock of Merger Sub shall consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 1,000 shares of preferred stock, par value $0.001 per share. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c) Corporate Authorization. Merger Sub has all requisite corporate power and authority and, other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms.

(d) Non-contravention. The execution, delivery and performance of this Agreement by Merger Sub does not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Merger Sub.

(e) No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article V and Article IV, neither Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Merger Sub, or any of its respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and Merger Sub hereby expressly disclaims any such other representations or warranties. Notwithstanding the foregoing, nothing in this Section 5.1(e) shall limit the Company’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by Merger Sub in this Article V.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) The Company and Parent, each covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent or the Company, as applicable, shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), its business and its Subsidiaries’ businesses shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, except as (1) otherwise expressly contemplated or required by this Agreement, (2) required by applicable Law or (3) set forth on Section 6.1(a) of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 6.1(a) of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as (A) required or expressly contemplated by this Agreement, (B) other than (I) with respect to the restrictions set forth in Sections 6.1(a)(i), 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(vii), 6.1(a)(viii), 6.1(a)(ix), 6.1(a)(x) and 6.1(a)(xi) in each case with respect to the Company and (II) with respect to Section 6.1(a)(vii) with respect to Spectra Energy Partners, LP, as contemplated by the Company CapEx Plan, or as may be necessary to execute capital projects consistent with the Company CapEx Plan, or required by the terms of any Material Contract set forth on Section 4.2(t) of the Company Disclosure Letter or any Material Contract filed as an exhibit to the Company’s Reports as of the date hereof, in each case as it relates to the Company and its Subsidiaries, (C) other than (I) with respect to the restrictions set forth in Sections 6.1(a)(i), 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(vii), 6.1(a)(viii), 6.1(a)(ix), 6.1(a)(x) and 6.1(a)(xi) in each case with respect to Parent and (II) with respect to Section 6.1(a)(vii) with respect to Enbridge Income Fund, Enbridge Energy Partners, L.P. and Midcoast Energy Partners, L.P., as contemplated by the Parent CapEx Plan, or as may be necessary to execute capital projects consistent with the Parent CapEx Plan, or required by the terms of any Material Contract set forth on Section 4.2(t) of the Parent Disclosure Letter or any Material Contract filed as an exhibit to Parent’s Reports as of the date hereof, in each case as it relates to Parent and its Subsidiaries, (D) required by applicable Law, (E) required by any Benefit Plan or collective bargaining agreement, (F) as approved in writing by the Company or Parent (as applicable) (such approval not to be unreasonably withheld, conditioned or delayed) or (G) set forth on Section 6.1(a) of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 6.1(a) of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries, each Party, on its own account, will not and will cause its Subsidiaries not to:

(i) amend its certificate or articles of incorporation or bylaws or comparable governing documents other than amendments that solely effect ministerial changes to such documents and that would not adversely affect the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii) except for any transactions among or solely involving a Party’s wholly owned Subsidiaries or among wholly owned Subsidiaries of a Party’s Subsidiaries, merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its material assets, operations or businesses;

(iii) acquire assets or businesses, whether by merger, consolidation, purchase or otherwise, from any other Person with a fair market value or purchase price in excess of $150,000,000 individually or $300,000,000 in the aggregate in any transaction or series of related transactions, other than (A) acquisitions of assets in the ordinary course of business or (B) transactions solely between or among (x) (1) the Company and any of its wholly owned

Subsidiaries or (2) wholly owned Subsidiaries of a Company Subsidiary and such Company Subsidiary or (y) (1) Parent and any of its wholly owned Subsidiaries or (2) wholly owned Subsidiaries of a Parent Subsidiary and such Parent Subsidiary;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock (or equity interests) or of any of its Subsidiaries (other than the issuance of shares (or equity interests) (A) by any of its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or by any wholly owned Subsidiaries of a Party’s Subsidiary to such Subsidiary or another wholly owned Subsidiary of such Subsidiary or (B) in respect of equity-based awards outstanding as of the date of this Agreement or subsequently issued in accordance with this Agreement, in each case in accordance with their terms and the plan documents), or securities convertible or exchangeable into or exercisable for any shares of such capital stock (or equity interests), or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any encumbrance on any assets of such Party or any of its Subsidiaries having a value in excess of $50,000,000 individually or $200,000,000 in the aggregate that is not incurred in the ordinary course of business on any such assets of such Party or any of its Subsidiaries;

(vi) except in the ordinary course of business, make any loans, advances, guarantees or capital contributions to or investments in any Person (other than (A) to or from the Company and any of its wholly owned Subsidiaries or to or from any wholly owned Subsidiaries of a Subsidiary of the Company and such Subsidiary or (B) to or from Parent and any of its wholly owned Subsidiaries or to or from any wholly owned Subsidiaries of a Subsidiary of Parent and such Subsidiary, as applicable) in excess of $20,000,000 individually or $80,000,000 in the aggregate;

(vii) (x) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) dividends or distributions by a wholly owned Subsidiary or by a wholly owned Subsidiary of a Subsidiary to another wholly owned Subsidiary or to such Subsidiary, (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (C) regular cash dividends made by Parent or any of its Subsidiaries with customary record and payment dates not in excess of the amounts for the applicable entity set forth in Section 6.1 of the Parent Disclosure Letter, and (D) regular cash dividends made by the Company or its Subsidiaries with customary record and payment dates not in excess of the amounts for the applicable entity set forth in Section 6.1 of the Company Disclosure Letter or (y) modify in any material respect its dividend policy;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (or equity interests) or securities convertible or exchangeable into or exercisable for any shares of its capital stock (or equity interests), other than with respect to (A) the capital stock or other equity interests of a wholly owned Subsidiary of the Company or Parent, as applicable, (B) the acquisition of shares of Company Common Stock or Parent Common Stock by the Company or Parent, respectively, that are tendered by holders of equity-based awards to satisfy the obligations to pay the exercise price or Tax withholding obligations with respect to such awards, and (C) the acquisition by the Company or Parent of equity-based awards in connection with the forfeiture of such awards;

(ix) sell, “drop-down”, transfer, lease, divest or otherwise dispose of, whether by merger, consolidation, sale or otherwise, any assets, business or a division of any business with a value in excess of $150,000,000 individually or $300,000,000 in the aggregate, other than (A) transactions solely between or among (x) the Company and any of its wholly owned Subsidiaries or (y) Parent and any of its wholly owned Subsidiaries, (B) in connection with services provided in the ordinary course of business, or (C) sales of obsolete assets;

(x) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the ordinary course of business not to exceed $250,000,000 individually or $500,000,000 in the aggregate, (B) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to Parent than the Indebtedness being replaced, (C) guarantees of Indebtedness of its wholly owned Subsidiaries otherwise incurred in compliance with this Section 6.1(a)(x) or (D) Indebtedness incurred by Parent owed to any of its wholly owned Subsidiaries or by any of Parent’s wholly owned Subsidiaries and owed to Parent or any of its wholly owned Subsidiaries, or by the Company owed to any of its wholly owned Subsidiaries or by any of the Company’s wholly owned Subsidiaries and owed to the Company or any of its wholly owned Subsidiaries;

(xi) except to the extent not exceeding the amount provided by the Company capital expenditure plan set forth in Section 6.1(a)(xi) of the Company Disclosure Letter (the “Company CapEx Plan”), as it relates to the Company, or Parent’s capital expenditures plan set forth in Section 6.1(a)(xi) of the Parent Disclosure Letter (the “Parent CapEx Plan”), as it relates to Parent, make or authorize any payment of, or accrual or commitment for, capital expenditures, except (A) any such expenditure to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of such Party or its Subsidiaries, or (B) expenditures that the Company or Parent reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments (provided that the Company or Parent, as applicable, will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(xii) other than in the ordinary course of business, (A) enter into any Contract (other than any Contract that is expressly permitted or contemplated to be entered into by this Agreement) that would have been a Material Contract had it been entered into prior to this Agreement, (B) materially amend, modify, supplement, waive, terminate, assign, convey or otherwise transfer, in whole or in part, any Material Contract, or (C) forgive, compromise, cancel, modify or waive any debts or claims held by it or waive any rights having in each case of this clause (C) a value in excess of $100,000,000 individually or $300,000,000 in the aggregate;

(xiii) other than in the ordinary course of business, settle any action, suit, claim, hearing, arbitration, investigation or other proceedings for an amount in excess of $75,000,000 individually or $150,000,000 in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity that would restrict in a material respect the future activity or conduct of such Party or any of its Subsidiaries;

(xiv) make any changes with respect to financial accounting policies or procedures, except as required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or Law, including pursuant to SEC rule or policy;

(xv) other than in the ordinary course of business, make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved or accrued on such Party’s most recent consolidated balance sheet included in such Party’s Reports, or surrender any right to claim a refund of a material amount of Taxes;

(xvi) other than in the ordinary course of business or in accordance with the terms and regular expiration thereof, terminate or permit any material Company Permit (in the case of the Company) or Parent Permit (in the case of Parent) to lapse or fail to apply on a timely basis (subject to any cure periods) for any renewal of any renewable material Company Permit (in the case of the Company) or Parent Permit (in the case of Parent);

(xvii) other than in the ordinary course of business or on account of changes in the insurance industry generally in the United States or Canada, make or agree to any material changes to be made to any insurance policies so as to materially affect the insurance coverage of the Party or its Subsidiaries or assets following the Effective Time;

(xviii) increase or change the compensation or benefits payable to any Employee other than in the ordinary course of business and consistent with past practice, except that, notwithstanding the foregoing, neither Party shall (A) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, under any Company Benefit Plan or Parent Benefit Plan, as applicable, (B) grant any transaction or retention bonuses, (C) increase or change the compensation or benefits payable to any executive officer, (D) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, or (E) increase or change the severance terms applicable to any Employee; or

(xix) agree, authorize or commit to do any of the foregoing actions prohibited by clauses (i) through (xvi) of this Section 6.1(a).

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Parent and the Company shall not take or permit any of their respective Subsidiaries to take or agree to take any action that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger.

(c) Notwithstanding anything to the contrary in this Agreement, a Party’s obligations under Section 6.1(a) to take an action or not to take an action, or to cause its Subsidiaries to take an action or not to take an action, shall, with respect to any entities (and their respective subsidiaries) controlled by such Party, or in which such Party otherwise has a voting interest, but that are not wholly owned Subsidiaries of such Party or have public equity holders, only apply (i) to the extent permitted by the organizational documents and governance arrangements of such entity and its subsidiaries, (ii) to the extent a Party is authorized and empowered to bind such entity and its subsidiaries and (iii) to the extent permitted by the Party’s or its Subsidiaries’ duties (fiduciary or otherwise) to such entity and its subsidiaries or any of its equity holders.

(d) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Nothing in this Agreement, including any of the actions, rights or restrictions set forth in this Agreement, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any federal, state, provincial, local or foreign court or Governmental Entity with jurisdiction over enforcement of any Antitrust Laws (any such Governmental Entity, a “Governmental Antitrust Entity”) or applicable Law.

6.2. Acquisition Proposals; Change of Recommendation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by this Section 6.2, the Company and Parent each shall not, and none of its respective Subsidiaries nor any of its respective directors and officers shall, and the Company and Parent shall each instruct its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions); or

(iii) provide any non-public information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.2(a) or Section 6.2(g), prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal (that did not result from such Party’s breach of Section 6.2(a) in any material respect), the Company (including its Subsidiaries and their respective directors, officers and Representatives) or Parent (including its Subsidiaries and their respective directors, officers and Representatives), as applicable, may:

(i) contact such Person or group of Persons solely to clarify the terms and conditions thereof;

(ii) provide information in response to a general or specific request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such non-public information has previously been made available to, or is made available to, Parent or the Company, as applicable, prior to or concurrently with the time such non-public information is made available to such Person and that, prior to furnishing any such non-public information, the Company or Parent, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive in the aggregate to the other Party than the terms in the Confidentiality Agreement are on Parent or the Company, as applicable (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal); and

(iii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

only if, prior to taking any action described in clause (ii) or (iii) above, the Company Board or the Parent Board, as applicable, determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) The Company and Parent each shall promptly (and, in any event, within 24 hours) give notice to the other Party if (i) any inquiries, proposals or offers constituting an Acquisition Proposal are received by the Company or Parent (as applicable), (ii) any initial request for information in connection with any Acquisition Proposal received by the Company or Parent (as applicable), or (iii) any initial request for discussions or negotiations with respect to an Acquisition Proposal is received by the Company or Parent, as applicable, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements), and thereafter shall keep the other Party reasonably informed, on a reasonably current basis of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any material change in its intentions as previously notified.

(d) Except as permitted by Section 6.2(e) and Section 6.2(f), the Parent Board (including any committee thereof) or the Company Board (including any committee thereof), as applicable, shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation or the Parent Recommendation, as applicable, with respect to the Merger in a manner adverse to Parent or the Company, as applicable; or

(ii) approve, adopt or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clause (i) and this clause (ii), a “Change of Recommendation”).

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, the Company Board or the Parent Board, as applicable, may effect a Change of Recommendation if the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with outside counsel and its financial advisor and in compliance with this Section 6.2, that, as a result of a Superior Proposal or an Intervening Event, failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation in response to a Superior Proposal or Intervening Event, as applicable, may not be made unless and until the Company or Parent, as applicable, has given Parent or the Company, as applicable, written notice of such action four Business Days in advance, such notice to comply in form, substance and delivery with the provisions of Section 6.2(c) and Section 9.6 of this Agreement, setting forth in writing that the Company Board or the Parent Board, as applicable, intends to consider whether to take such action and the basis therefor. After giving such notice and prior to effecting such Change of Recommendation in connection with a Superior Proposal or Intervening Event, as applicable, the Company or Parent, as applicable, shall afford the other Party the opportunity to negotiate during such four Business Day period with Parent or the Company, as applicable (to the extent Parent or the Company, as applicable, wishes to negotiate) to enable such Party to propose revisions to the terms of this Agreement as would permit the Company Board or the Parent Board, as applicable, not to effect a Change of Recommendation in connection with a Superior Proposal or Intervening Event, as applicable. At the end of such four Business Day period, prior to taking action to effect a Change of Recommendation in response to a Superior Proposal or an Intervening Event, as applicable, the Company Board or Parent Board, as applicable, shall take into account any changes to the terms of this Agreement proposed by Parent or the Company, as applicable, in writing in response to such notice, and shall have determined in good faith, after consultation with its outside legal counsel, that the Superior Proposal or Intervening Event, as applicable, would continue to constitute a Superior Proposal or Intervening Event, as applicable, if the changes to the terms of this Agreement offered in writing (if any) were to be given effect and that the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law. Any material amendment to any Acquisition Proposal (including any change in the amount or form of consideration) will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(e), except that references to four Business Days shall be deemed to be references to three Business Days (provided that the initial notice period provided for above shall not be less than four Business Days).

(f) Nothing contained in this Section 6.2 shall prohibit the Company or Parent, or any of their respective Subsidiaries or Representatives, from complying with their respective disclosure obligations under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation or the Parent Recommendation, as applicable, such disclosure shall be deemed to be a Change of Recommendation and Parent or the Company, as applicable, shall have the option to terminate this Agreement as set forth in Section 8.1(f) or Section 8.1(g), as applicable; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or any statement that the Company has received a proposal and is considering such proposal shall not be deemed to be a Change of Recommendation.

(g) Further to Section 6.2(a), the Company and Parent shall each promptly end any existing discussions and negotiations conducted heretofore with any Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal. Further, the Company and Parent shall each promptly terminate any physical and electronic data access previously granted to such Persons and request that any such Persons promptly return or destroy all confidential information concerning the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable.

(h) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and Parent shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided that if the Company Board or Parent Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would reasonably be likely to be inconsistent with the Company Board’s or Parent Board’s, as applicable, fiduciary duties under applicable Law, the Company or Parent, as applicable, may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board or Parent Board, as applicable, an Acquisition Proposal; provided that the waiving Party promptly advises the other Party that it is taking such action. Each Party represents and warrants to the other Parties that it has not taken any action that (i) would be prohibited by this Section 6.2(h) or (ii) but for the ability to take actions to avoid a potential breach of the Company Board’s or Parent Board’s, as applicable, fiduciary duties would have been prohibited by this Section 6.2(h), during the 60 days prior to the date of this Agreement.

6.3. Proxy/Prospectus Filing; Management Information Circular; Information Supplied.

(a) Parent and the Company shall promptly jointly prepare and file with the SEC a proxy statement relating to the Company Stockholders Meeting and a prospectus that Parent will use in the United States to offer the shares of Parent Common Stock to be issued in connection with the Merger (such proxy statement and prospectus, together with all amendments and supplements thereto, the “Proxy/Prospectus”), and Parent shall prepare and file with the SEC a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Stock to be issued in connection with the Merger will be registered pursuant to the Securities Act and which will include the Proxy/Prospectus as a part thereof (such registration statement, together with all amendments and supplements thereto, the “Registration Statement”) as promptly as practicable and in no event later than 20 Business Days after the date hereof (provided, that no Party shall be in breach of this timing obligation to the extent the delay is the result of an inability, after reasonable best efforts, to prepare required pro forma financial statements). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and to promptly thereafter mail the Proxy/Prospectus to the stockholders of the Company. Parent shall also use its reasonable best efforts to satisfy, prior to the effective date of the Registration Statement, all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement.

(b) Parent shall prepare and, concurrently with the mailing of the Proxy/Prospectus to the stockholders of the Company, Parent shall (i) file with the Canadian Securities Regulators a management information circular for the purpose of seeking the approval of its shareholders of the issuance of shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment (with, subject to applicable Law, the information contained therein being consistent in all material respects with substantive information contained in the Proxy Statement/Prospectus) (the “Management Information Circular”) and (ii) mail the Management Information Circular to the shareholders of Parent.

(c) Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it and/or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus.

(d) The Company and Parent will cause the Proxy/Prospectus and Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Parent will cause the Management Information Circular to comply as to form in all material respects with applicable Law (including Securities Laws).

(e) Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Management Information Circular, the Registration Statement and other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting, the issuance of the shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the Company’s and Parent’s stockholders/shareholders, as applicable. Each Party will include in the Proxy/Prospectus, the Management Information Circular, the Registration Statement and such other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus, the Management Information Circular and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus, the Management Information Circular and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

6.4. Stockholders/Shareholders Meetings.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective (and in any event within 35 days thereof), to consider and vote upon the adoption of this Agreement and to cause such vote to be taken; provided that the Company, in reasonable consultation with Parent, may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy/Prospectus is provided to the holders of Company Common Stock within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote, (iii) to ensure that there are sufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (iv) to otherwise comply with applicable Law.

(b) Parent will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene the Parent Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective and the Management Information Circular is filed with the Canadian Securities Regulators (and in any event within 35 days thereof) to consider and vote upon the approval of the issuance of shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment and to cause such vote to be taken; provided that Parent, in reasonable consultation with the Company, may adjourn or postpone the Parent Shareholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Management Information Circular is provided to the holders of Parent Common Stock within a reasonable amount of time in advance of the Parent Shareholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote, (iii) to ensure that there are sufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting or (iv) to otherwise comply with applicable Law.

(c) The Company Board shall, subject to Section 6.2, include the Company Recommendation in the Proxy/Prospectus, and Parent shall, subject to Section 6.2, include the Parent Recommendation in the Management Information Circular. Each of the Company and Parent shall take all lawful action to solicit proxies to obtain the Requisite Company Vote and the Requisite Parent Vote. The Company and Parent shall cooperate to schedule and convene such meetings on the same date and time. The Company and Parent each agrees (i) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing periodic voting reports) and (ii) to give written notice to the other Party one day prior to the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable, and on the day of, but prior to the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, appear to have been obtained. Notwithstanding the foregoing, if, on a date that is one Business Day prior to the date the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable, is scheduled (in either case, the “Original Date”), (A) the Company or Parent, as applicable has not received proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus or the Management Information Circular is required to be delivered, Parent and the Company, as applicable, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable as long as the date of the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of twenty days from the Original Date in reliance on the preceding sentence.

(d) Without limiting the generality of the foregoing, each of the Company and Parent agrees that its obligations to hold the Company Stockholders Meeting and the Parent Shareholders Meeting, as applicable, pursuant to this Section 6.4 shall not be affected by the making of a Change of Recommendation by the Company Board or Parent Board, as applicable, and its obligations pursuant to this Section 6.4 shall not be affected by the commencement of or announcement or disclosure of or communication to the Company or Parent, as applicable, of any Acquisition Proposal or the occurrence or disclosure of an Intervening Event as to the Company or Parent, as applicable, and further, that it shall not take action to terminate this Agreement on the grounds that such Acquisition Proposal is a Superior Proposal or with regards to such Intervening Event until such time as either the Company or Parent, as applicable, may terminate this Agreement pursuant to and in accordance with Section 8.1.

6.5. Approval of Sole Stockholder of Merger Sub. Immediately after the execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its articles of incorporation and bylaws, in its capacity as sole stockholder of Merger Sub, a written consent adopting this Agreement. Such consent shall not be modified or rescinded and Parent shall deliver such consent to the Company promptly upon the execution thereof.

6.6. Cooperation; Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement (including this Section 6.6), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date) and to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing promptly all documentation to effect all necessary notices, notifications, petitions, applications, reports and other filings (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain as promptly as reasonably practicable (and in any event no later than the Outside Date) all consents, clearances, registrations, approvals, expirations or terminations of waiting periods, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the

Merger or any of the other transactions contemplated by this Agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement and (iv) if agreed to by Parent and the Company, acting jointly and in good faith, obtain all necessary consents, approvals or waivers from third parties.

(b) In furtherance and not in limitation of the foregoing, each Party (including on behalf of their respective Subsidiaries) agrees (i) to make appropriate submissions and filings of notification and report forms pursuant to the HSR Act and the Competition Act (Canada) with respect to the Merger as promptly as practicable and in any event within twenty-five (25) Business Days of the date of this Agreement, unless the Parties agree in writing otherwise, and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act, the Competition Act (Canada), or any other Antitrust Law and use its best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 6.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and to obtain the Competition Act (Canada) Clearance as soon as reasonably practicable (and in any event no later than the Outside Date).

(c) Each Party shall use (and shall cause their respective Subsidiaries to use) its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) promptly inform the other Parties of (and supply to the other Parties) any communication received by such Party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the Canadian Competition Bureau, or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger or any of the other transactions contemplated by this Agreement, (iii) permit the other Party to review in advance and give reasonable consideration to the other Party’s comments in any communication to be given by it to any Governmental Entity with respect to obtaining any clearances required under any Antitrust Law in connection with the Merger or the other transactions contemplated by this Agreement and (iv) consult with the other Party in advance of any meeting or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. Subject to the obligations in this Section 6.6, Parent shall have the right to devise and implement the strategy and timing for obtaining any clearances required under any Antitrust Law in connection with the Merger or the other transactions contemplated by this Agreement and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategy and timing. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.6 in a manner so as to preserve the applicable privilege.

(d) Parent (including on behalf of its Subsidiaries) agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Entity may assert under any Antitrust Law with respect to the Merger or the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger or the other transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the Outside Date, including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, consent agreement, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent or the Company (or any of their respective Subsidiaries) or any equity interest in any joint venture held by Parent or the Company (or any of their respective Subsidiaries),

(y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (z) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Subsidiaries) or any equity interest in any joint venture held by Parent or the Company (or any of their respective Subsidiaries), in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Merger or the other transactions contemplated by this Agreement under any Antitrust Law, or in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or the other transactions contemplated by this Agreement or delay the Closing beyond the Outside Date. To assist Parent in complying with its obligations set forth in this Section 6.6, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or any equity interest in any joint venture held by the Company or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that (i) the consummation of the transactions provided for in any such agreement for a Divestiture Action (a “Divestiture Agreement”) shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action) and (ii) Parent shall indemnify for and hold the Company and its Subsidiaries harmless from all costs, expenses and liabilities incurred by the Company or its Subsidiaries arising from or relating to such Divestiture Agreement (other than any of the foregoing arising from the breach by the Company or any applicable Subsidiary of such Divestiture Agreement). Notwithstanding anything to the contrary in this Section 6.6, nothing contained in this Agreement requires the Company or Parent to take, or cause to be taken, and neither the Company nor Parent shall be required to take, or cause to be taken, any Divestiture Action with respect to all or part of the Texas Eastern Transmission pipeline, the Enbridge Canadian Mainline System or the Enbridge U.S. Mainline System.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened or recommended to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use its best efforts to contest and resist any such action or proceeding (or such threat or recommendation) and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement.

(f) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.6, each of the Company and Parent agree to use their reasonable best efforts to obtain the CFIUS Clearance. Such reasonable best efforts shall include, promptly after the date hereof, making or causing to be made any draft and final CFIUS Notices required in accordance with 31 C.F.R. Part 800 and the other requirements of the DPA, and after prompt resolution of all questions and comments received from CFIUS on such draft, shall prepare and submit the final CFIUS Notice, which shall in any event be made promptly after the date all questions and comments received from CFIUS on such draft have been resolved or after CFIUS staff shall have indicated to the Parties that it has no questions or comments. Such reasonable best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement, within the time periods specified by 31 C.F.R. §800.403(a)(3), or otherwise specified by the CFIUS staff, without the need to request an extension of time. Each of Parent and the Company shall, in connection with the efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, CFIUS, by promptly providing copies to the other Party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other Party the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 6.6(e), subject to confidentiality considerations contemplated by the DPA or required by CFIUS. Such reasonable best efforts shall also include agreeing to any action, condition or restriction required by CFIUS in connection with the CFIUS Clearance (including entering into any mitigation agreement with CFIUS as may be required) in order to receive the CFIUS Clearance as promptly as reasonably practicable and in any event prior to the sixth Business Day prior to the Outside Date, unless the Company, Parent and Merger Sub have irrevocably waived the condition set forth in Section 7.1(e) [CFIUS Clearance] prior to such date. Neither Parent nor the Company shall take or permit any of its Subsidiaries or Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Clearance. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the covenants and agreements set forth in Section 6.6(a) [Efforts] and this Section 6.6(e) constitute the sole obligations of the Parties with respect to the efforts required to obtain the CFIUS Clearance.

6.7. Status. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement.

6.8. Indebtedness.

(a) The Company shall, and shall cause its applicable Subsidiaries to, use reasonable best efforts to commence, as soon as reasonably practical following the receipt of a written request of Parent, (a) one or more consent solicitations to the holders of outstanding loans, capital markets debt securities or other indebtedness identified in Schedule 6.8(c) to the Parent Disclosure Letter (collectively, the “Specified Indebtedness”), to waive any applicable change of control provisions, defaults or other covenants that would apply in connection with, or otherwise restrict the ability of the parties to consummate, the Merger as contemplated in this Agreement (the “Consent Solicitations”) and/or (b) an offer to purchase any such Specified Indebtedness (the “Debt Offers”) or as determined by Parent in its discretion, in lieu of conducting a Debt Offer, if permitted by the terms of such Specified Indebtedness, to issue a notice of optional redemption to redeem such Specified Indebtedness pursuant to the terms thereof or to take such other actions as may be permitted by the terms of such Specified Indebtedness to satisfy and discharge such Specified Indebtedness (the “Debt Redemptions” and with the Consent Solicitations and Debt Offers, the “Debt Transactions”), in each case on the terms and conditions specified by the Parent; provided that the Company shall not be required to commence any Debt Transaction until Parent shall have provided the Company with the necessary consent solicitation statement, offer to purchase, related letter of transmittal, supplemental indenture, redemption notice and other related documents in connection therewith; provided, further, that the Parent shall consult with the Company regarding the timing of any Debt Transaction in light of the regular financial reporting schedule of the Company and the requirements of applicable Law. Parent shall afford the Company a reasonable opportunity to review the material terms and conditions of any Debt Transaction (which shall be reasonably acceptable to the Company). Subject to the foregoing, the Company shall, and shall cause its applicable Subsidiaries to, provide such cooperation as reasonably requested by Parent in connection with any Debt Transaction. Parent shall cause its counsel to furnish any legal opinions required in connection with any Debt Transaction other than those opinions relating to corporate matters with respect to the Company and its Subsidiaries and authorization, execution and delivery of the applicable documents by the Company and its Subsidiaries, which opinions the Company shall use reasonable best efforts to cause its counsel to provide.

(b) The provisions of Section 6.8(a) or any other provision of this Agreement to the contrary notwithstanding, nothing in the foregoing Section 6.8(a) will require the Company, its Subsidiaries or any of their respective Representatives to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) take any action or provide any information that will conflict with or violate its organizational documents or any applicable Laws, including SEC rules and regulations, or would result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound, or would result in the waiver of any legal privilege, (iii) give indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent, (iv) pass resolutions or consents to approve or authorize the execution of any Debt Transaction or any definitive agreements with respect thereto that are effective prior to the Effective Time, (v) deliver any certificate or take any other action pursuant to this Section 6.8 or any other provision of this Agreement that would reasonably be expected to result in personal liability to a director, officer or other personnel or (vi) except as otherwise provided in the final sentence of Section 6.8(a), deliver any legal opinion. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or relating to any Debt Transaction will be required to be effective until the Effective Time.

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with any Debt Transaction, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 6.8(a). Parent indemnifies and holds harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any Debt Transaction, any information used in connection therewith or any assistance or activities in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such persons. The provisions of this Section 6.8(c) survive the termination of this Agreement.

6.9. Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 6.9, the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders/shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Management Information Circular, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other Party, afford the other’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, nothing in this Section 6.9 shall require or be construed to require either the Company or Parent to allow the other Party or its representatives to perform any on-site procedures (including an on-site study) with respect to any property of the Company or Parent (as applicable) or their respective Subsidiaries.

(b) The foregoing provisions of this Section 6.9 and 6.21(b) shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its (or any of its Subsidiaries’) officers, employees, agents, contracts, books or records, or its (or any of its Subsidiaries’) properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent (as applicable) would (i) unreasonably disrupt the operations of such Party or any of its Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Laws, including any fiduciary duty, (iv) waive the protection of any attorney-client or similar privilege or (v) result in the disclosure of any personal information that would expose the Company or Parent to the risk of liability. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.9 and Section 6.21(b) and withholds information on the basis of the foregoing clauses (i) through (v), the Company or the Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or confidentiality restriction or jeopardizing such privilege. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement executed by the Company and Parent. All requests for information made pursuant to this Section 6.9 shall be directed to the executive officer or other Person designated by the Company or Parent. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) No exchange of information or investigation by Parent or its representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(d) To the extent that any of the information or material furnished pursuant to this Section 6.9 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine.

6.10. Stock Exchange Listing and Delisting. Prior to the Closing Date, Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE and the TSX, subject to official notice of issuance. To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company

Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

6.11. Publicity. Except (a) communications consistent with the final form of joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or (c) pursuant to the Company’s or Parent’s rights pursuant to Section 6.2, the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including the NYSE or the TSX) with respect thereto.

6.12. Employee Benefits.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Benefit Plans of the Company and its Subsidiaries in accordance with their terms as in effect immediately before the Effective Time. Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or its Subsidiaries (collectively, the “Continuing Employees”) shall:

(i) during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with base salary or base wage, as applicable, no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time,

(ii) during the period commencing at the Effective Time and ending on December 31, 2017, be provided with target annual cash bonus opportunities and pension and welfare benefits that are, in each case, no less favorable than those provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time,

(iii) during the period commencing on January 1, 2018 and ending on the first anniversary of the Effective Time, be provided with target annual cash bonus opportunities, and pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time, and

(iv) solely to the extent that the Effective Time occurs prior to the Company’s ordinary course grant of equity awards in 2017, be provided with a grant of Parent equity or equity-based awards in 2017 having a long-term incentive award target value that is substantially comparable to that of the awards granted by the Company to such employee in 2016; provided that the form or forms of equity and equity-based awards provided to each such employee shall be the same form or forms of the awards and in the same proportion provided to similarly situated employees of Parent (other than the Continuing Employees).

Notwithstanding the foregoing, the requirements of the immediately preceding sentence shall not limit any compensation or benefits required to be provided to Continuing Employees (A) by applicable Law or (B) who are covered by a collective bargaining agreement pursuant to such agreement. Without limiting the two immediately preceding sentences, Parent shall, and Parent shall cause the Company to, provide to each Continuing Employee who is on Canadian payroll and whose employment terminates during the 18-month period following the Closing Date with severance benefits at least equal to the severance benefits for which such Continuing Employee would have been eligible under the Company’s severance practices, as set forth in Section 6.12(a) of the Company Disclosure Letter, determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health and welfare insurance plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during such plan year prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries (and any predecessor entities) for purposes of (A) vesting, (B) benefit accrual, (C) pay credit level in any cash balance or similar plan, (D) level of subsidy by Parent or any Subsidiary of Parent for any health or welfare plan, and (E) eligibility to participate, in each case, under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except to the extent it would result in a duplication of benefits or in the treatment of a Continuing Employee under such Parent Benefit Plan that is more favorable than the treatment of a similarly situated employee of Parent of the same age and with the same years of service.

(c) Prior to the Effective Time, if requested by Parent in writing at least ten Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) subject to the last sentence of this Section 6.12(c), cause the Spectra Energy Retirement Savings Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, (A) the Company shall provide Parent with evidence that such plan has been terminated not later than the day immediately preceding the Effective Time and (B) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). Parent and the Company shall use commercially reasonable efforts to take such actions as may be required, including amendments to the Company 401(k) Plan and/or Parent 401(k) Plan, to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), Parent Common Stock or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee from a Company 401(k) Plan. Notwithstanding the first sentence of this Section 6.12(c), if Parent is not able to cause the Parent 401(k) Plan to accept rollover contributions in the form of notes (in the case of loans) as described in the immediately preceding sentence, then the Company shall not be required to terminate the Company 401(k) Plan pursuant to this Section 6.12(c).

(d) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Benefit Plans of the Company and its Subsidiaries will occur at or prior to the Effective Time, as applicable.

(e) Immediately prior to the Effective Time, the Company may, with respect to each employee of the Company or any of its Subsidiaries actively employed as of immediately prior to the Effective Time and then participating in any Benefit Plan that is an annual bonus plan (an “Annual Bonus Plan”), upon notice to and in consultation with Parent, determine the amount of each employee’s pre-Closing bonus entitlement, which shall equal the product obtained by multiplying (i) the employee’s full-year bonus entitlement under all such Annual Bonus Plans for the calendar year in which the Effective Time occurs, based on the greater of (A) deemed performance at “target” levels and (B) actual performance through the latest practicable date prior to the Effective Time, extrapolated through the end of such fiscal year, and (ii) a fraction the numerator of which equals the number of days that have elapsed during such fiscal year through the Effective Time and the denominator of which equals 365 (each, a “Pre-Closing Bonus Amount”). Parent shall, or shall cause the Surviving Corporation or its Affiliates to (1) provide each Continuing Employee an annual cash bonus opportunity under a Benefit Plan that is an Annual Bonus Plan maintained by Parent or one of its Affiliates for the balance of the 2017 calendar year in accordance with Section 6.12(a)(ii) and (2) at the time annual cash bonuses for the 2017 calendar year are paid to similarly situated employees of Parent (other than the Continuing Employees), pay to each Continuing

Employee the sum of (x) his or her Pre-Closing Bonus Amount and (y) the amount of such employee’s bonus entitlement in respect of the portion of the 2017 calendar year following the Effective Time. The Parties agree that the annual bonus payment in respect of the 2017 calendar year shall, solely to the extent the bonus recipient is a participant therein, be eligible for a matching contribution under, and shall be counted towards pensionable earnings under, the applicable Benefit Plans of the Company under which such payment would have been taken into account as of the date hereof; provided that the Company provides Parent with a list of such Benefit Plans not later than 60 days after the date hereof.

(f) Prior to making any broad-based written communications to the officers or employees of the Company or any of its Subsidiaries pertaining to the Company Equity Awards or compensation or benefit entitlements to be provided following the Closing Date, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith. Not later than five Business Days after the Company’s dissemination of any written communication governed by this Section 6.12(f), the Company shall provide Parent with a final copy of such communication.

(g) Notwithstanding any other provision in this Agreement to the contrary, Parent agrees to continue or cause the Surviving Corporation to continue, through the first anniversary of the Effective Time, the Spectra Energy Retiree Medical Plan (the “Retiree Medical Plan”) on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than those in effect as of the Effective Time with respect to all individuals who as of the time immediately prior to the Effective Time are receiving benefits under the Retiree Medical Plan. Prior to the Effective Time, the Company shall take the actions set forth in Section 6.12(g) of the Company Disclosure Letter.

(h) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan or Parent Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their Benefit Plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any Benefit Plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.13. Certain Tax Matters.

(a) Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, none of the Parties shall (and each Party shall cause its respective Subsidiaries not to) take any action that would reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) result in gain being recognized pursuant to Section 367(a)(1) by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), or (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger.

(b) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.14. Expenses. Except as otherwise provided in Section 6.8, Section 8.2(b) or Section 8.2(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with the filing fee in connection with the HSR Act, the Competition Act (Canada), the Registration Statement and the printing and mailing of the Proxy/Prospectus, the Management Information Circular and the Registration Statement shall be shared equally by Parent and the Company, and, following the Effective Time, the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article III, and Parent shall reimburse the Surviving Corporation for such charges and expenses.

6.15. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless to the fullest extent the Company would be permitted to do so under applicable Law (and Parent and the Surviving Corporation shall also advance expenses as incurred, to the fullest extent that the Company would have been permitted under Delaware law and the Company’s certificate of incorporation as of the date of this Agreement, to) each present and former director and officer of the Company and its Subsidiaries (collectively, in each case, the “Indemnified Parties” and each an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Persons at the request of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.15.

(d) The provisions of this Section 6.15 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.15. The rights of the Indemnified Parties under this Section 6.15 are in addition to any rights such Indemnified Parties may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Merger and the other transactions contemplated by this Agreement unchanged and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.16. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.17. Dividends. The Company and Parent shall coordinate the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock and shares of Parent Common Stock so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and Parent Common Stock received in the Merger in respect of any calendar quarter for which such dividend relates or fail to receive a dividend on either shares of Company Common Stock or Parent Common Stock received in the Merger for any calendar quarter.

6.18. Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board, or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the fullest extent permitted by applicable Laws.

6.19. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or the Company Board (or directors thereof) relating to the Merger and the other transactions contemplated by this Agreement; provided that the Company shall in any event control such defense and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.9, including regarding attorney-client privilege or other applicable legal privilege; provided, further, that the Company shall not settle any such litigation without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.20. Governance and Other Matters.

(a) Prior to the Closing Date, Parent shall take all actions necessary to cause the Parent Board to consist of 13 directors at the Effective Time. Prior to the Closing Date, Parent shall take all actions necessary to secure and cause to be delivered to Parent (with evidence thereof provided to the Company) the resignations of such number of directors of the Parent Board as is necessary for the Parent Board, immediately following the Effective Time, to consist of 13 directors following the appointment of each of the Company Designees, which resignations shall be effective at or prior to the Effective Time (the “Resignations”). Prior to the Closing Date, Parent shall take all actions necessary to cause the Company Designees to be appointed to the Parent Board as of the Effective Time. Following the Effective Time, Parent shall take all actions necessary to cause the Company Designees to be elected as directors of Parent at the first annual meeting of shareholders of Parent with a record date occurring after the Effective Time.

(b) Prior to the Closing Date, Parent shall take all actions necessary to: (i) cause Gregory Ebel (or to the extent Gregory Ebel is no longer available to serve as non-executive Chairman of the Parent Board, such other Company Designee as selected by the Company and approved by Parent to serve as non-executive Chairman of the Parent Board) to become the non-executive Chairman of the Parent Board effective as of the Effective Time, to hold such position until replaced in accordance with the bylaws of Parent (giving effect to the Bylaw Amendment), and (ii) amend and restate, in accordance with the Canada Business Corporations Act, the bylaws of Parent as set forth in Exhibit A hereto (the “Bylaw Amendment”) and submit such Bylaw Amendment to the holders of shares of Parent Common Stock at the Parent Shareholders Meeting for approval in accordance with the Canada Business Corporations Act, such Bylaw Amendment to be effective as of the Effective Time. Following the Effective Time, Parent shall take all actions necessary to give effect to the provisions of this Section 6.20 and the Bylaw Amendment.

(c) Following the Effective Time, Parent shall, and shall cause its Subsidiaries to, (i) maintain a substantial business presence in Houston, Texas, which shall be the headquarters for Parent’s natural gas business, and maintain, for a period of at least five years following the Closing, comparable levels of charitable giving to that of the Company and its Subsidiaries prior to the Effective Time and (ii) provide certain post-Closing benefits as described in Section 6.20(c) of the Company Disclosure Letter.

6.21. Transition Planning.

(a) Subject to applicable Law and any guidance or requirements by Governmental Antitrust Entity, Parent and the Company shall discuss in good faith and cooperate with respect to transition and integration matters following the Merger, including the planning and preparing for the implementation thereof. Promptly following the date hereof, Parent and the Company will each designate one or more persons to a working committee (the “Transition Committee”) for the purpose of discussing, planning and implementing transition and integration matters which will have a consultative role as described in Section 6.21 of the Parent Disclosure Letter, and which will be in existence until the earlier of the termination hereof and the Effective Time.

(b) Subject to applicable Law, any guidance or requirements by Governmental Antitrust Entity and Section 6.9(b), Parent and the Company agree to use commercially reasonable efforts to provide each other with updates and developments, once during a fiscal quarter, with respect to such Party’s capital expenditure plans and material growth projects listed in the Parent CapEx Plan and the Company CapEx Plan, as applicable.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company and Merger Sub Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock.

(b) Parent Shareholder Approval. The issuance of shares of Parent Common Stock in connection with the Merger shall have been duly approved by the holders of shares of Parent Common Stock.

(c) Listing. The shares of Parent Common Stock issuable to the Company stockholders in accordance with this Agreement shall have been authorized for listing on the NYSE and the TSX, subject to official notice of issuance.

(d) Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and the Competition Act (Canada) Clearance and Canada Transportation Act Approval shall have been received.

(e) CFIUS Clearance. Parent shall have received the CFIUS Clearance.

(f) Laws or Orders. (i) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction (whether temporary, preliminary or permanent) that is in effect and enjoins, makes illegal or otherwise prohibits consummation of the Merger (collectively, an “Order”) and (ii) no Governmental Antitrust Entity having rate making authority over Union Gas Limited and Enbridge Gas Distribution Inc. and their respective natural gas businesses shall have commenced and not withdrawn, or have had the staff of such Governmental Antitrust Entity formally recommend in writing the commencement of (which recommendation has not been withdrawn), and pursue (which pursuit is ongoing), any proceeding before a court or Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement that could subject any of Parent, the Company, their respective subsidiaries or any of their directors, officers or employees to criminal or quasi-criminal penalties or monetary sanctions, which in the case of monetary sanctions are material to the Person subject thereto.

(g) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have commenced by the SEC, unless subsequently withdrawn.

7.2. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Section 4.2, after giving effect to Section 4.1, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Section 4.2, after giving effect to Section 4.1, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and the representations and warranties of Merger Sub set forth in Section 5.1 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(e) have been satisfied.

(d) Parent Bylaw Amendment. The Bylaw Amendment shall have been duly approved by the Parent Board and the holders of Parent Common Stock and shall be in effect as of immediately prior to the Effective Time.

(e) Parent Board. Parent shall have received the Resignations and delivered a copy of such Resignations to the Company, and Parent shall have taken all necessary action such that the Company Designees shall be appointed to the Parent Board subject only to, and with effectiveness immediately upon, the occurrence of the Effective Time.

7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s (or (a) in the case of Parent, Merger Sub’s, and (b) in the case of Merger Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VIII

Termination

8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent (as applicable):

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., Eastern Time on March 31, 2017 (as it may be extended from time to time by the mutual written consent of the Company and Parent or otherwise extended pursuant to this Section 8.1(b), the “Outside Date”); provided, however, that if all the conditions to Closing, other than the conditions set forth in Section 7.1(d), Section 7.1(e) and

Section 7.1(f), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by Parent or the Company from time to time, in intervals of three months, by written notice to the other Party up to a date not beyond December 29, 2017 and such date, as so extended, shall be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party if the failure of such Party (and in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(c) by either Parent or the Company, if (i) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement, or (ii) the Requisite Parent Vote shall not have been obtained at the Parent Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(d) by either Parent or the Company, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party if such Party (or (a) in the case of Parent, Merger Sub, and (b) in the case of Merger Sub, Parent) has not complied in all material respects with its obligations under Section 6.6;

(e) (i) by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in each case such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) sixty days after the giving of notice thereof by Parent to the Company or (y) the Outside Date), or (ii) by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case such that the conditions in Section 7.3(a) or Section 7.3(b) would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) sixty days after the giving of notice thereof by the Company to the breaching Party or (y) the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Party if the occurrence of the failure of a condition to the consummation of the Merger resulted from a material breach of this Agreement by such Party (or (a) in the case of Parent, Merger Sub, and (b) in the case of Merger Sub, Parent);

(f) by Parent, prior to the time the Requisite Company Vote is obtained, if the Company Board shall have:

(A) failed to include the Company Recommendation in the Proxy/Prospectus that is mailed by the Company to the stockholders of the Company;

(B) made a Change of Recommendation; or

(C) failed to recommend, within ten Business Days after the commencement of a tender or exchange offer for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its stockholders; or

(g) by the Company, prior to the time the Requisite Parent Vote is obtained, if the Parent Board shall have:

(A) failed to include the Parent Recommendation in the Management Information Circular that is filed and mailed by Parent to the shareholders of Parent,

(B) made a Change of Recommendation, or.

(C) failed to recommend, within ten Business Days after the commencement of a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act or applicable Canadian Securities Laws for outstanding shares of Parent Common Stock, against acceptance of such tender offer or exchange offer by its shareholders.

8.2. Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 8.2(b) and Section 8.2(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary in this Agreement, (i) no such termination shall relieve any Party of any liability or damages to the other Parties resulting from any Willful Breach of this Agreement prior to such termination and (ii) the provisions set forth in this Section 8.2 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(c)(i) [Requisite Company Vote Not Obtained], and,

(A) a bona fide Acquisition Proposal involving the Company shall have been publicly announced (and such Acquisition Proposal shall not have been publicly withdrawn) after the date of this Agreement and prior to the date of the Company Stockholders Meeting, and

(B) within 12 months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement to consummate an Acquisition Proposal, and such Acquisition Proposal is thereafter consummated, or (2) an Acquisition Proposal is otherwise consummated with respect to the Company or any of its Subsidiaries within 12 months of such termination (with “50%” being substituted in lieu of “15%” in each instance thereof in the definition of “Acquisition Proposal” for this purpose), then prior to or concurrently with such consummation, or

(ii) by Parent pursuant to Section 8.1(f)(A) [Failure to Include Company Recommendation], Section 8.1(f)(B) [Change of Recommendation] or Section 8.1(f)(C) [Failure to Recommend Against Tender or Exchange Offer], then promptly, but in no event later than two Business Days after the date of such termination, or

(iii) by Parent or the Company pursuant to 8.1(c)(i) [Requisite Company Vote Not Obtained], then, promptly, but in no event later than two Business Days after the date of such termination, the Company shall, (x) in the case of Section 8.2(b)(i) or Section 8.2(b)(ii), pay to Parent a termination fee of $1,000,000,000 (the “Company Termination Fee”) less the amount of any reimbursements paid pursuant to the succeeding clause (y) of this paragraph in each case by wire transfer of immediately available funds to an account designated in writing by Parent and further, (y) in the case of Section 8.2(b)(iii), the Company shall pay all of the reasonable and documented out-of-pocket expenses of Parent incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, in an amount not to exceed $100,000,000 (the “Expense Reimbursement Cap”). In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The Company shall pay the Company Termination Fee and any expense reimbursement (collectively, the “Company Payments”) to Parent free and clear and without withholding or deduction for U.S. federal income Taxes unless such withholding or deduction is required by Law. If the Company is required to withhold or deduct any amount for or on account of U.S. federal income Taxes under Section 881(a) of the Code from a Company Payment, the Company will remit the full amount so withheld and deducted to the applicable Governmental Entity and, except to the extent such Taxes are attributable to Parent’s failure to provide the Company with a duly completed and executed IRS Form W-8BEN-E or W-8ECI, the Company will be required to pay additional amounts to Parent (the “Company Additional Amounts”) as may be necessary so that the net amount received by Parent (including the Company Additional Amounts) after such withholding or deduction is not less than the amount Parent would have received if the Taxes had not been so withheld or deducted. Furthermore the Company shall indemnify and hold harmless Parent from the full amount of any Taxes imposed on Parent under Section 881(a) of the Code (together with any interest and penalties and expenses paid or payable by Parent with respect thereto) with respect to the receipt of a Company Payment other than Taxes in respect of which amounts have been fully deducted and remitted and Company Additional Amounts have been paid. Parent shall use commercially reasonable efforts to obtain a refund from the applicable U.S. Governmental Entity of any Taxes in respect of which the Company has paid a Company Additional Amount or indemnified Parent (or, if such refund cannot be obtained, to claim a credit for such Taxes). Parent shall promptly pay the amount of any such refund or credit obtained to the Company, net of any costs, Taxes and expenses borne by Parent with respect to such refund or credit. The Company agrees to pay the amount of any expenses incurred by Parent in the process of applying for and obtaining such refund or credit. The obligations described in the foregoing will survive any termination, defeasance or discharge of this Agreement.

(c) In the event that this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(c)(ii) [Requisite Parent Vote Not Obtained], and,

(A) (x) a bona fide Acquisition Proposal involving Parent shall have been publicly announced (and such Acquisition Proposal shall not have been publicly withdrawn) after the date of this Agreement and prior to the date of the Parent Shareholders Meeting, and

(B) within 12 months after such termination, (1) Parent or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement to consummate an Acquisition Proposal, and such Acquisition Proposal is thereafter consummated, or (2) an Acquisition Proposal is otherwise consummated with respect to Parent or any of its Subsidiaries within 12 months of such termination (with “50%” being substituted in lieu of “15%” in each instance thereof in the definition of “Acquisition Proposal” for this purpose), then prior to or concurrently with such consummation, or

(ii) by the Company pursuant to Section 8.1(g)(A) [Failure to Include Parent Recommendation], Section 8.1(g)(B) [Change of Recommendation], or Section 8.1(g)(C) [Failure to Recommend Against Tender or Exchange Offer], then promptly, but in no event later than two Business Days after the date of such termination, or

(iii) by Parent or the Company pursuant to Section 8.1(c)(ii) [Requisite Parent Vote Not Obtained], then promptly, but in no event later than two Business Days after the date of such termination,

Parent shall, (x) in the case of Section 8.2(c)(i) or Section 8.2(c)(ii), pay to the Company a termination fee of CAN$1,750,000,000 (the “Parent Termination Fee”) less the amount of any reimbursements paid pursuant to the succeeding clause (y) of this paragraph to the Company in each case by wire transfer of immediately available funds to account designated in writing by the Company and further, (y) in the case of Section 8.2(c)(iii), Parent shall pay all of the reasonable and documented out-of-pocket expenses of the Company incurred by the Company and any of its Subsidiaries in connection with this Agreement and the transactions contemplated by this Agreement, in an amount not to exceed the Expense Reimbursement Cap. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. For purposes of Section 8.2(c)(i), with respect to Parent, the term “Acquisition Proposal” shall also be deemed to include the acquisition by Parent or any of its Subsidiaries, directly or indirectly, of a third party or the acquisition by a third party of Parent or any of its Subsidiaries, pursuant to a merger (including a triangular merger), consolidation, share exchange, amalgamation, scheme of arrangement, reorganization or other extraordinary transaction where, in each case, the shareholders of Parent immediately prior to the completion of such transaction own (beneficially or of record), in the aggregate, less than 65% of the common equity of Parent or the Person that is the ultimate parent company resulting from such transaction. Parent shall pay the Parent Termination Fee and any expense reimbursement (collectively, the “Parent Payments”) to the Company free and clear and without withholding or deduction for Taxes unless such withholding or deduction is required by Law. If Parent is required to withhold or deduct any amount for or on account of Taxes from a Parent Payment, Parent will remit the full amount so withheld and deducted to the applicable Governmental Entity and Parent will be required to pay additional amounts to the Company (the “Parent Additional Amounts”) as may be necessary so that the net amount received by the Company (including the Parent Additional Amounts) after such withholding or deduction is not less than the amount the Company would have received if the Taxes had not been so withheld or deducted. Furthermore Parent shall indemnify and hold harmless the Company from the full amount of any Taxes imposed on the Company under Part XIII of the ITA (together with any interest and penalties and expenses paid or payable by the Company with respect thereto) with respect to the receipt of a Parent Payment other than Taxes in respect of which amounts have been fully deducted and remitted and Parent Additional Amounts have been paid. The Company shall use commercially reasonable efforts to obtain a refund from the applicable Canadian Governmental Entity of any Taxes in respect of which Parent has paid a Parent Additional Amount or indemnified the Company (or, if such refund cannot be obtained, to claim a credit for such Taxes). The Company shall promptly pay the amount of any such refund or credit obtained to Parent, net of any costs, Taxes and expenses borne by the Company with respect to such refund or credit. Parent agrees to pay the amount of any expenses incurred by the Company in the process of applying for and obtaining such refund or credit. The obligations described in the foregoing will survive any termination, defeasance or discharge of this Agreement.

The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against the Company or Parent, as applicable for the amount due pursuant to this Section 8.2 or any portion of such amount due, the paying Party shall pay to the other Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee or Parent Termination Fee becomes payable by, and is paid by, the Company, or becomes payable by, and is paid by, Parent, such fee shall be the receiving Party’s and its Subsidiaries’ and Affiliates’ sole and exclusive remedy for any loss, cost, liability or expense relating to or arising out of this Agreement and the transactions contemplated by this Agreement; provided, however, no such payment shall relieve any Party of any liability or damages to the other Parties resulting from any Willful Breach by such Party of this Agreement.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Section 6.12 [Employee Benefits], Section 6.13 [Taxation], Section 6.14 [Expenses], Section 6.15 [Indemnification; Directors’ and Officers’ Insurance], and Section 6.20 [Governance and Other Matters] shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.8(c) [Financing], Section 6.14 [Expenses], Section 8.2 [Effect of Termination and Abandonment] and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Amendment; Waiver. Subject to the provisions of applicable Laws and the provisions of Section 6.15 [Indemnification; Directors’ and Officers’ Insurance], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.4. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5. Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

9.6. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties shall be in writing and deemed given when (a) served by personal delivery upon the Party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the Party for whom it is intended, or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone:

If to Parent or Merger Sub:

Enbridge Inc.

200 Fifth Avenue Place

425 1st Street S.W.

Calgary, Alberta, Canada

Attention:     Corporate Secretary

Telephone:   403-231-5935

E-mail:         corporatesecretary@enbridge.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     Joseph. B. Frumkin

                      George J. Sampas

Telephone:   212-558-4000

E-mail:         frumkinj@sullcrom.com

                      sampasg@sullcrom.com

And a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 4000, 421 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 4K9

Attention:     John S. Osler, Q.C.

Telephone:   403-260-3554

E-mail:         josler@mccarthy.ca

If to the Company:

Spectra Energy Corp

5400 Westheimer Court

Houston, Texas 77056

Attention:         General Counsel

Telephone:       713-627-5522

E-mail:             rdhedgebeth@spectraenergy.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:       Daniel A. Neff

                        David A. Katz

                        Gregory. E. Ostling

Telephone:     212-403-1000

E-mail:           DANeff@wlrk.com

                        DAKatz@wlrk.com

                        GEOstling@wlrk.com

And a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 257 Canada

Attention:       Robert Vaux

Telephone:     416-979-1234

Email:            rvaux@goodmans.ca

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

9.7. Definitions.

(a) For purposes of this Agreement, the following capitalized terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“Acquisition Proposal” means (A) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or Parent, as applicable or any of their respective Subsidiaries or (B) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that, in the case of (A) or (B), if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or Parent, as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include, without limitation, equity securities of Subsidiaries) of the Company or Parent, as applicable, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Competition Act (Canada), the Canada Transportation Act (Canada), 1996, c.10, and other regulatory Laws and all other Federal, state, provincial or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, public utility or trade regulation Laws, that are designed or intended (i) to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition, or (ii) to regulate public utilities.

“Average Parent Stock Price” means the average (rounded to the nearest thousandth) of the closing trading prices of shares of Parent Common Stock on the NYSE, as reported by the NYSE for the 10 Trading Days ending on, and including, the Trading Day that is three Trading Days prior to the Closing Date.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or Parent or any of their respective Subsidiaries. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of ERISA (whether or not subject to ERISA), employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, loan, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind. However, “Benefit Plan” shall exclude any Multiemployer Plans and any plans administered pursuant to applicable federal or provincial health, workers’ compensation or employment insurance legislation.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York or in Calgary, Alberta, Canada are required or authorized by Law to remain closed.

“Canada Transportation Act Approval” means: (i) written confirmation from the Canadian Minister of Transportation that such Minister is of the opinion that the Merger does not raise public interest issues as it relates to national transportation in Canada, or (ii) if the Canadian Minister of Transportation advises in writing that the Merger raises issues with respect to the public interest as it relates to national transportation and directs the Canada Transportation Agency and the Commissioner of Competition to examine the issues, the Merger is subsequently approved by the Governor in Council of Canada.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators.

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means that any of the following shall have occurred: (i) the 30 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the Parties shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such 30 day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and Parties shall have received written notice from CFIUS that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the transactions contemplated hereby; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement prepared by Parent, Merger Sub and the Company and submitted to CFIUS in accordance with the requirements of the DPA.

“Change” means any change, effect, event, occurrence or development.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act (Canada).

“Company Designees” means five directors of the Company immediately prior to the Effective Time as designated by the Company to Parent in writing at least five Business Days prior to the Closing; provided, that if any Company Designee is not a director of the Company as of the date of this Agreement, Parent shall have the right to consent to the designation of such director as a Company Designee (such consent not to be unreasonable withheld, conditioned or delayed).

“Competition Act (Canada) Clearance” means, with respect to the transactions contemplated by this Agreement: (i) the issuance of an advance ruling certificate by the Commissioner of Competition pursuant to section 102 of the Competition Act (Canada), (ii) Parent and the Company have given the notice required under section 114 of the Competition Act (Canada) and the applicable waiting period under section 123 of the Competition Act (Canada) has expired or has been terminated in accordance with the Competition Act (Canada), or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act (Canada), and, in the case of (ii) or (iii), Parent has been advised in writing by the Commissioner of Competition that, in effect, he does not intend to make an application under section 92 of the Competition Act (Canada).

“control” (including the term “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. App. 2170) and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or Parent or any of their respective Subsidiaries, as applicable.

“Enbridge Canadian Mainline System” means the Canadian portion of the crude oil and liquid petroleum pipeline system owned by Enbridge Pipelines Inc. and comprised of six adjacent pipelines and associated pump stations and terminals that extends from western Canada to the midwest region of the United States and eastern Canada (including two crude oil pipelines and one refined products pipeline located in eastern Canada), as such pipeline system may be extended or modified from time to time.

“Enbridge U.S. Mainline System” means the crude oil and liquid petroleum pipeline system, owned by Enbridge Energy, Limited Partnership, and associated pump stations and terminals, that extends from the United States/Canada border near Neche, North Dakota extending through the upper and lower Great Lakes region of the U.S. and re-entering Canada near Marysville, Michigan with an extension across the Niagara River into the Buffalo, New York area.

“Energy Products” means, collectively, natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids and products produced from the fractionation of natural gas liquids.

“Environmental Law” means any Law relating to: (A) the protection of the environment or health and safety as it relates to any Hazardous Substance, (B) the manufacture, processing, distribution, treatment, transport, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or Parent or any of their respective Subsidiaries, as applicable, as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ERISA Plans” means “employee benefits plans” within the meaning of ERISA that are subject to the requirements of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock owned directly by Parent, Merger Sub or the Company, and in each case not held on behalf of third parties.

“First Nations” means any Indian or Indian Band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Inuit person or people, Métis person or people, Aboriginal person or people, native person or people, indigenous person or people, any person or group asserting or otherwise claiming an Aboriginal or treaty right, including Aboriginal title, or any other Aboriginal interest, and any person or group representing, or purporting to represent, any of the foregoing.

“First Nations Claims” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim, assertion (including aboriginal title) or demand resulting therefrom or any other claim or demand of whatever nature or kind, whether proven or unproven, made by any First Nations involving any Party or any of its Subsidiaries or in relation to all or any portion of any project, pipeline or site owned or operated by such Party or any of its Subsidiaries.

“Hazardous Substance” means any substance that is: (A) listed, classified or, regulated, prohibited or controlled pursuant to any Environmental Law; (B) any petroleum product, compound or by-product, asbestos-containing material, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance that poses a risk of harm or is regulated due to a potential for harm by any Governmental Entity in connection with any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual property (whether foreign, state or domestic, registered or unregistered), including: (i) patents and patent applications; (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (iii) copyrights, rights under copyrights and industrial designs, whether registered or unregistered, and any registrations and applications for registration thereof; (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, in each case, to the extent that it qualifies as a trade secret under applicable Law; and (v) all other intellectual property rights recognized by applicable Law.

“Intervening Event” means an event, fact, occurrence, development or circumstance that was not known to or reasonably foreseeable by the Company Board or the Parent Board, as applicable, as of the date of this Agreement (or if known, the consequences of which were not known to the Company Board or the Parent Board, as applicable, as of the date of this Agreement); provided, however, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequences thereof, (ii) any action taken by either Party pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and the consequences of any such action, (iii) changes in the industry in which the Company or Parent, as applicable, operates, (iv) the fact that, in and of itself, the Company or Parent, as applicable, exceeds internal or published projections, or (v) changes, in and of themselves, in the stock price of the Company or Parent, as applicable.

“Knowledge” means (A) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.7(a) of the Company Disclosure Letter and (B) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.7(a) of the Parent Disclosure Letter, in each case, following reasonable inquiry.

“Liens” means all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same), except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions.

“Material Adverse Effect” with respect to Parent or the Company means any Change that has a material adverse effect on the business, financial condition or operations of such Party and its Subsidiaries, in each case taken as a whole, but excluding any Change to the extent resulting from the following:

(A) Changes in the U.S., Canadian, foreign or worldwide economy in general, including as a result of changes in geopolitical conditions;

(B) Changes in the Energy Product gathering, drilling, processing, treating, transportation, storage and marketing industries or related products and services (including those due to actions by competitors and including any change in the prices (benchmark, realized or otherwise) of Energy Products) or other Changes in the industry in which Parent or the Company (as applicable) conduct its business;

(C) Changes in the financial, debt, capital, credit or securities markets generally in the United States, Canada or elsewhere in the world, including changes in interest rates;

(D) any Change in stock price, trading volume or credit rating or any failure to meet internal or published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or any failure to meet internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period; provided, however, Changes underlying such Changes or failures may be taken into account to the extent not otherwise excluded from the definition of Material Adverse Effect;

(E) Changes or prospective Changes resulting from any adoption, implementation, promulgation, repeal, modification, reinterpretation, change of enforcement or proposal of any rule, regulation, ordinance, order, protocol or any other law, legislative or political conditions or policy or practices of any Governmental Entity;

(F) Changes or prospective Changes in applicable accounting regulations or principles or interpretations or the enforcement thereof;

(G) acts of terrorism or outbreak or escalation of hostilities or war (whether declared or not declared) (or the worsening of any such conditions) or earthquakes, any weather-related or other natural disasters or acts of God;

(H) the execution and delivery or existence of this Agreement or the public announcement or pendency of the Merger, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners or employees or any lawsuit, action or proceedings with respect to the Merger or any of the other transactions contemplated by this Agreement, or any action taken or requirements imposed by any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement;

(I) the performance by any Party of its obligations under this Agreement, including any action taken or omitted to be taken at the request or with the consent of the other Parties;

(J) any action taken or omitted to be taken by a Party (A) at the request of the other Parties, which action or omission is not required under the terms of this Agreement or (B) which action or omission is required to comply with the terms of this Agreement but for which the Party shall have requested the other Party’s consent to permit its non-compliance and such non-requesting Party shall not have granted such consent, or

(K) the creditworthiness or financial condition of any customer or other commercial counterparty of such Party or any of its Subsidiaries;

provided, that, with respect to clause (G), such Change will be taken into account in determining whether a Material Adverse Effect has occurred to the extent it disproportionately adversely affects such Party and its Subsidiaries compared to other companies operating in the industries in which such Party and its Subsidiaries operate.

“Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as presently conducted; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Party and its Subsidiaries; (vi) Liens not created by the Party or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property (in the case of the Company) and Parent Leased Real Property (in the case of Parent); (vii) Liens that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of the Party or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) as to Parent or the Company, Liens resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (xii) Liens that do not and would not reasonably be expected to materially impair, in the case of the Company, the continued use of a Company Owned Real Property or a Company Leased Real Property as presently operated, and in the case of Parent, the continued use of a Parent Owned Real Property or a Parent Leased Real Property as presently operated; and (xiii) with respect to the Company Leased Real Property, Liens arising from any Company Real Property Lease and with respect to the Parent Leased Real Property, Liens arising from any Parent Real Property Lease.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Significant JV” means, (a) with respect to the Company, each of NEXUS Gas Transmission, LLC, Sabal Trail Transmission, LLC, Steckman Ridge, LP and Westcoast Connector Gas Transmission Ltd. and (b) with respect to Parent, Woodland Lateral, Wasdell Falls Power Corporation, Wasdell Falls LP, SunBridge, Texas Express Gathering LLC, Atlantis Offshore, LLC and Norlite.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act; provided that each entity excluded from the definition of “Subsidiary” shall not be considered to be a Significant Subsidiary of the Company or Parent, as applicable.

“Stock Plan” means, with respect to the Company, the 2007 Long-Term Incentive Plan, including all sub-plans and award agreements thereunder, as amended.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the total combined voting power of all classes of voting securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other governing body or persons performing similar functions is directly or indirectly held by such Person; provided that (i) solely for purposes of Article IV, Section 6.1 and Section 6.6, each Party’s Significant JVs shall be deemed be Subsidiaries of that Party, (ii) each of Spectra Energy Partners, LP, Maritimes & Northeast Pipeline, L.L.C., Maritimes & Northeast Pipeline, Limited Partnership and Algonquin Gas Transmission, LLC shall be deemed to be a Subsidiary of the Company and (iii) each of Enbridge Income Partners LP, Enbridge Energy Management, L.L.C., Enbridge Energy Partners, L.P., Midcoast Energy Partners, L.P., Enbridge Commercial Trust and Enbridge Income Fund shall be deemed to be a Subsidiary of Parent; provided, further, that and each of each of the entities listed in Section 9.7(b) of the Company Disclosure Letter shall not be considered to be a Subsidiary of the Company, and each of entities listed in Section 9.7(b) of the Parent Disclosure Letter shall not be considered to be a Subsidiary of Parent.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group becoming the beneficial owner of, directly or indirectly, all of the total voting power of the equity securities of the Company or Parent, as applicable, or all or substantially all of the consolidated net revenues, net income or total assets (including, without limitation, equity securities of its Subsidiaries), of the Company or Parent, as applicable, that the Company Board or the Parent Board, as applicable, has determined in good faith, after consultation with outside legal counsel and its financial advisor, taking into account all financial, financing and regulatory aspects of the proposal and such other matters as the Company Board or the Parent Board, as applicable, deems appropriate, that, if consummated, would result in a transaction more favorable to the Company’s stockholders or Parent’s shareholders, as applicable, than the transactions contemplated by this Agreement.

“Tax” means all U.S. or Canadian federal, state, provincial, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, unclaimed property, occupancy and other taxes or similar assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all Tax returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax authority.

“Trading Day” means any day on which shares of Parent Common Stock are traded on the NYSE.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

(b) The following capitalized terms are defined elsewhere in this Agreement, as indicated below:

Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(ii)
Annual Bonus Plan	6.12(e)
Approvals	4.2(d)(i)
Book-Entry Share	2.2
Bylaw Amendment	6.20(b)
Bylaws	1.5
Canadian Company Shareholder	1.8(a)
Canadian Pension Plan	4.2(i)(xiii)
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(d)(ii)
Charter	1.4
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.12(c)
Company Additional Amounts	8.2(b)

Company Board	Recitals
Company CapEx Plan	6.1(a)(xi)
Company Capital Stock	4.2(b)(i)
Company Common Stock	Recitals
Company Disclosure Letter	4.1(a)
Company Equity Awards	2.5(e)
Company Leased Real Property	4.2(l)(i)
Company Option	2.5(a)
Company Other Award	2.5(d)
Company Owned Real Property	4.2(l)(ii)
Company Payments	8.2(b)
Company Permits	4.2(n)(iii)
Company Phantom Unit	2.5(b)
Company PSU	2.5(c)(i)
Company Real Property Lease	4.2(l)(i)
Company Recommendation	4.2(c)(ii)
Company Stockholders Meeting	4.2(w)
Company Termination Fee	8.2(b)
Competition Act (Canada)	4.2(d)(i)
Confidentiality Agreement	9.8
Consent Solicitations	6.8(a)
Continuing Employees	6.12(a)
Contract	4.2(d)(ii)
D&O Insurance	6.15(b)
Debt Offers	6.8(a)
Debt Redemptions	6.8(a)
Debt Transactions	6.8(a)
DGCL	Recitals
Divestiture Action	6.6(d)
Divestiture Agreement	6.6(d)
Effective Time	1.3
Eligible Shares	2.1(a)
Exchange Agent	3.1
Exchange Fund	3.1
Expense Reimbursement Cap	8.2(b)(iii)
GAAP	4.2(e)(iii)
Governmental Antitrust Entity	6.1(d)
Governmental Entity	4.2(d)(i)
HSR Act	4.2(d)(i)
Indemnified Parties	6.15(a)
Insurance Policies	4.2(s)
Investment Company Act	4.2(m)
IRS	4.2(i)(iv)
ITA	1.8(a)(i)
Laws	4.2(n)(i)
Letter of Transmittal	3.2(a)
Management Information Circular	6.3(b)
Material Contract	4.2(t)(i)(J)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	4.2(i)(iii)
Non-U.S. Benefit Plan	4.2(i)(i)

NYSE	4.2(d)(i)
Order Original Date	7.1(f) 6.4(c)
Outside Date	8.1(b)
Parent	Preamble
Parent 401(k) Plan	6.12(c)
Parent Additional Amounts	8.2(c)
Parent Board	Recitals
Parent Canadian Offer	1.8(a)
Parent CapEx Plan	6.1(a)(xi)
Parent Capital Stock	4.2(b)(ii)
Parent Common Stock	Recitals
Parent Disclosure Letter	4.1(a)
Parent Leased Real Property	4.2(l)(i)
Parent Option	2.5(a)
Parent Owned Real Property	4.2(l)(ii)
Parent Payments	8.2(c)
Parent Permits	4.2(n)(iii)
Parent Phantom Unit	2.5(b)
Parent Real Property Lease	4.2(l)(i)
Parent Recommendation	4.2(c)(iii)
Parent Shareholders Meeting	4.2(w)(iii)
Parent Stock-Based RSU	2.5(c)(i)
Parent Termination Fee	8.2(c)
Parties	Preamble
Party	Preamble
PBGC	4.2(i)(vi)
Pre-Closing Bonus Amount	6.12(e)
Preference Shares	4.2(b)(ii)
Proxy/Prospectus	6.3(a)
Registration Statement	6.3(a)
Reports	4.2(e)(i)
Representatives	6.2(a)
Requisite Company Vote	4.2(c)(i)
Requisite Parent Vote	4.2(c)(i)
Resignations	6.20(a)
Retiree Medical Plan	6.12(g)
Rights-of-Way	4.2(l)(iii)
SEC	2.5(f)
Securities Act	2.5(f)
Specified Indebtedness	6.8(a)
Surviving Corporation	1.1
Tail Period	6.15(b)
Takeover Statute	4.2(o)
Transition Committee	6.21(a)
TSX	4.2(d)(i)
Voting Company Debt	4.2(b)(iii)
Voting Parent Debt	4.2(b)(iii)

9.8. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, and the Confidentiality Agreement, dated as of June 17, 2016, between Parent and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters

9.9. Transfer Taxes. Except as otherwise provided in Section 3.2(d), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by Parent or the Surviving Corporation and expressly shall not be a liability of holders of Shares.

9.10. Third Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, the Indemnified Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limitation, the right to rely upon the representations and warranties set forth in this Agreement, except the rights of third party beneficiaries as are expressly provided in Section 6.15 [Indemnification; Directors’ and Officers’ Insurance] and Section 6.20 [Governance and Other Matters], which shall not arise until after the Effective Time. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13. Interpretation; Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Unless otherwise specified, currency amounts referenced in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter are in U.S. Dollars.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.”

(d) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V or to one or more covenants contained in Article VI. Certain matters are or may be listed in the Company Disclosure Letter or the Parent Disclosure Letter for informational purposes only and may not be required to be listed by the terms of this Agreement. Inclusion of any items or information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed, in and of itself, to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement or is outside the ordinary course of business. No disclosure in the Company Disclosure Letter or the Parent Disclosure Letter relating to any possible breach or violation of any Contract or Law shall be construed as: (a) an admission or indication that any such breach or violation exists, has actually occurred or will actually occur; (b) an admission of any liability or obligation of any Party or any of its Subsidiaries with respect to any third Person; or (c) an admission against the interest of any Party or any of its Subsidiaries to any third Person.

9.14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties. Any purported assignment in violation of this Agreement is void.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

SPECTRA ENERGY CORP

By	/s/ Gregory L. Ebel
Name: Gregory L. Ebel
Title: President and Chief Executive Officer

ENBRIDGE INC.

By	/s/ Al Monaco
Name: Al Monaco
Title: President and Chief Executive Officer

By	/s/ John K. Whelen
Name: John K. Whelen
Title: Executive Vice President and Chief Financial Officer

SAND MERGER SUB, INC.

By	/s/ Vern D. Yu
Name: Vern D. Yu
Title: President and Secretary

[Signature Page to the Merger Agreement]

EXHIBIT A

ENBRIDGE INC.

(the “Corporation”)

GENERAL BY-LAW NO. 1

A BY-LAW TO REGULATE THE BUSINESS AND AFFAIRS

OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1. In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, gender shall include the masculine, feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons. Terms used in this by-law that are defined in the Canada Business Corporations Act shall have the meanings given to those terms in that Act.

REGISTERED OFFICE

2. The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board of directors may from time to time by resolution determine.

CORPORATE SEAL

3. The corporate seal of the Corporation shall be in such form as the board of directors may from time to time determine.

MEETINGS OF SHAREHOLDERS

4. Annual Meeting. An annual meeting of shareholders of the Corporation shall be held at such place in Canada and at such time in each year as the board of directors may from time to time by resolution determine.

5. Special Meetings. Special meetings of shareholders of the Corporation may be called by the board of directors at any time to be held at such place in Canada as the board may by resolution determine for the transaction of such business as is specified in the notice of meeting. A special meeting of shareholders may also be called on the requisition of the shareholders as provided by the Canada Business Corporations Act.

6. Notice of Meeting. Notice of the time and place of each meeting of shareholders shall be given by sending the notice to each shareholder entitled to vote at the meeting, not less than twenty-one (21) nor more than sixty (60) days before the date of the meeting.

7. Record Date for Notice of Meeting. The board of directors may by resolution fix a record date for determining the shareholders who will be entitled to receive notice of a meeting of shareholders which date shall not be less than twenty-one (21) days nor more than sixty (60) days before the date of such meeting.

8. Chair and Secretary.

(a)

The chair of the board of directors, if any, or in his or her absence, the president, or in their absence, a director of the Corporation, shall be chair of any meeting of shareholders. If none of the said officers or directors be present within fifteen (15) minutes after the time fixed for holding the meeting, the shareholders present in person or by proxy and entitled to vote shall choose one of the shareholders present in person to be chair.

(b)

The secretary, or in his or her absence, an assistant secretary of the Corporation, shall be secretary of any meeting of shareholders. In their absence, the chair shall appoint some person who need not be a shareholder to act as secretary of the meeting.

9. Scrutineers. At any meeting of the shareholders, the chair with the consent of the meeting or the shareholders by resolution may appoint one or more scrutineers, who need not be shareholders, to report on the number of shares represented at the meeting in person and by proxy, conduct polls, distribute and count ballots, and prepare certificates as to the result of any vote. No candidate for the office of director shall be appointed a scrutineer at any meeting at which directors are to be elected.

10. Persons Entitled to be Present; Attendance.

(a)

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled by law to be present. Any other person may be admitted with the consent of the meeting or on the invitation of the board of directors or of the chair of the meeting.

(b)

Any person entitled to attend a meeting of shareholders shall be entitled to attend the meeting by means of a telephonic, electronic or other communication facility, provided that the chair is satisfied that all shareholders will be able to communicate adequately with each other during such meeting. For greater certainty, a meeting of shareholders may be held entirely by telephonic, electronic or other communication facility provided that foregoing requirement is met. Any person participating in a meeting by telephonic, electronic or other communication facility shall be deemed to be present at the meeting for all purposes.

11. Quorum. Three persons present and holding, or representing by proxy, at least twenty-five percent of the issued and outstanding shares having the right to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. In the absence of a quorum for the transaction of business at any such meeting or any adjournment or adjournments thereof, those present and entitled to vote may adjourn the meeting to a fixed time and place.

12. Right to Vote. At any meeting of shareholders, every shareholder who is the holder of one or more shares carrying the right to vote shall, subject to the provisions of the articles and the Canada Business Corporations Act, be entitled to vote at such meeting.

13. Personal Representatives. If a shareholder of record of the Corporation is deceased, his or her personal representative, upon filing with the secretary of the Corporation, at least forty-eight (48) hours prior to the time of holding the meeting, proof of his or her appointment satisfactory to the secretary shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he or she were living and for the purpose of the meeting shall be considered a shareholder. If there is more than one personal representative, the provisions of this by-law respecting joint shareholders shall apply as if such personal representatives were joint shareholders.

14. Proxies.

(a)	A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

(b)

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

15. Votes to Govern. At any meeting of shareholders, all questions proposed for the consideration of the shareholders shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes duly cast on the question, and the chair presiding at such meeting shall not be entitled to a second or casting vote in the case of an equality of votes, either upon a show of hands or upon a poll.

16. Show of Hands. Subject to the provisions of the Canada Business Corporations Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Unless a ballot be so required or demanded, a declaration by the chair presiding at such meeting that a matter has been carried, carried by a particular majority, or not carried, and an entry made to that effect in the minutes of the proceedings at the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such matter.

17. Ballots.

(a)

On any question proposed for consideration at a meeting of shareholders, the chair may require, or any shareholder present in person or by proxy and entitled to vote may demand, a ballot either before or after any vote by a show of hands. A ballot so required or demanded shall be taken in such manner as the chair presiding at such meeting shall direct. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot with the consent of the meeting.

(b)

Subject to the provisions of the articles, upon a ballot each shareholder present in person or represented by proxy shall be entitled to one vote for each share in respect of which he or she is entitled to vote at the meeting, and the result of the ballot shall be the decision of the meeting. The requirement of or demand for a ballot shall not prevent the continuation of the meeting for the transaction of any business other than that on which such ballot has been required or demanded.

18. Joint Shareholders. If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but in case more than one of them be present in person or represented by proxy they shall vote together on the shares jointly held.

19. Adjournment. The chair of any meeting of shareholders may, with the consent of the meeting, and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If the meeting of the shareholders is adjourned for less than thirty (30) days it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that it is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting, in accordance with the provisions of the Canada Business Corporations Act.

DIRECTORS

20. Directors. The board of directors shall consist of such number of directors as shall be set out in the articles and clause 22. A majority of directors shall constitute a quorum for the transaction of business at any meeting of the board.

21. Chair of the Board. Gregory L. Ebel shall be and serve as non-executive chair of the board from the Effective Date of this by-law until the termination of the annual general meeting of the shareholders of the Corporation during the 2020 calendar year (the “Specified Chair Period”). During the Specified Chair Period, any removal (if such person is willing to serve) of Gregory L. Ebel from the position of non-executive chair of the board or any modification of the duties and reporting relationships set forth in clause 45 shall require the affirmative vote of at least 75% of the entire board of directors. In the event that Gregory L. Ebel shall be unable (whether by reason of death, permanent disability, resignation in accordance with the Majority Voting Policy of the Corporation, retirement or otherwise in accordance with these by-laws) or unwilling to continue in such office during the Specified Chair Period, the vacancy created thereby shall be filled only by such individual who is also a Continuing Spectra Director unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors. The board of directors shall nominate Gregory L. Ebel as a director of the Corporation and the board of directors and the Corporation shall use their best efforts to obtain the election as a director of Gregory L. Ebel by the shareholders of the Corporation at each meeting of the shareholders of the Corporation called to consider the election of directors prior to the 2020 annual general meeting. The Corporation shall not call a special meeting in which the removal of the Gregory L. Ebel would be proposed (other than as required pursuant to a valid shareholder requisition under Section 143(1) of the Canada Business Corporations Act). The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with the foregoing provisions of this clause 21. Notwithstanding the foregoing, nothing in these bylaws shall prohibit Gregory L. Ebel from continuing as the non-executive chair of the board or as a director following the Specified Chair Period.

22. Composition of the Board of Directors. During the period from the Effective Date of this by-law until the termination of the annual general meeting of the shareholders of the Corporation during the 2019 calendar year (the “Specified Board Period”), the board of directors shall be comprised of thirteen (13) directors, of which:

(a)

five (5) individuals who were directors of Spectra Energy Corp. (“Spectra”) immediately prior to the Effective Date (as determined in accordance with the Agreement and Plan of Merger dated as of September 6, 2016 among the Corporation, Spectra and Sand Merger Sub, Inc. (the “Transaction Agreement”) and their permitted replacement directors who take office after the Effective Date who are nominated in accordance with clause 23 (the “Continuing Spectra Directors”); and

(b)

eight (8) individuals who were directors of the Corporation immediately prior to the Effective Date and their permitted replacement directors who take office after the Effective Date who are nominated in accordance with clause 24 (the “Continuing Enbridge Directors”).

Subject to clause 21, for each meeting of the shareholders of the Corporation called to consider the election of directors prior to the 2019 annual general meeting, unless otherwise determined by the affirmative vote of at least 75% of the entire board of directors: (a) the Continuing Spectra Directors shall have the exclusive authority to nominate, on behalf of the board of directors, directors for election at each such annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Spectra Director; and (b) the Continuing Enbridge Directors shall have the exclusive authority to nominate, on behalf of the board of directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Enbridge Director. The Corporation shall use its best efforts to obtain the election of the nominees and re-election of the Continuing Spectra Directors and the Continuing Enbridge Directors, as applicable, by the shareholders of the Corporation. The Corporation shall not call a special meeting in which the removal of any Continuing Spectra Director would be proposed (other than as required pursuant to a valid shareholder requisition under Section 143(1) of the Canada Business Corporations Act). The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with the foregoing provisions of this clause 22. Notwithstanding the foregoing, nothing in these bylaws shall prohibit any of the Continuing Spectra Directors from continuing as a director following the Specified Board Period.

23. Continuing Spectra Directors. The Continuing Spectra Directors shall have all the power and may exercise all the authority of the board of directors to: (a) fill all vacancies on the board of directors created by the cessation of service of a Continuing Spectra Director; and (b) subject to clause 21, to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Continuing Spectra Director, in each case prior to the 2019 annual general meeting of the shareholders of the Corporation, provided that any nominee that was not a director of Spectra immediately prior to the Effective Time shall be subject to the approval of the Continuing Enbridge Directors, not to be unreasonably withheld, delayed or conditioned.

24. Continuing Enbridge Directors. The Continuing Enbridge Directors shall have all the power and may exercise all the authority of the board of directors to: (a) fill all vacancies on the board of directors created by the cessation of service of a Continuing Enbridge Director; and (b) to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Continuing Enbridge Director, in each case prior to the 2019 annual general meeting of the shareholders of the Corporation.

25. Pro Rata Committee Membership during Specified Board Period. All committees of the board of directors, including the Audit Committee, shall be comprised of such number of directors as the board of directors shall determine; provided that, except as otherwise approved by the affirmative vote of at least 75% of the entire board of directors, during the Specified Board Period, (i) each committee shall be comprised of the Continuing Spectra Directors and the Continuing Enbridge Directors in proportion to the number of Continuing Spectra Directors and Continuing Enbridge Directors on the board of directors, on a pro rata basis with the number of Continuing Spectra Directors rounded up or down to the nearest whole number and (ii) there shall not be less than one Continuing Spectra Director on each committee.

26. Amendments.

(a)

During the Specified Chair Period, the provisions of clause 21, this subclause 26(a), clause 30 and clause 45 may only be modified, amended or repealed, and any by-law provision or other resolution inconsistent with clause 21, this subclause 26(a), clause 30 and clause 45 may only be adopted, or any such modification, amendment, repeal or inconsistent by-law provisions or other resolutions recommended for adoption by the shareholders of the Corporation, by an affirmative vote of at least 75% of the entire board of directors and the applicable vote required by the provisions of the Canada Business Corporations Act. For purposes of these bylaws, 75% of the entire board of directors shall mean the affirmative vote of at least 10 directors.

(b)

During the Specified Board Period, the provisions of clause 20, clauses 22 through and including 25, this subclause 26(b), subclause 30(b) and clause 36 may only be modified, amended or repealed, and any by-law provision or other resolution inconsistent with clause 20, clauses 22 through 25, this subclause 26(b), subclause 30(b) and clause 36 may only be adopted, or any such modification, amendment, repeal or inconsistent by-law provisions or other resolutions recommended for adoption by the shareholders of the Corporation, by an affirmative vote of at least 75% of the entire board of directors and the applicable vote required by the provisions of the Canada Business Corporations Act.

27. Qualification. Subject to the provisions of the Canada Business Corporations Act and the articles, any person may be elected a director of the Corporation if he or she, or any other body corporate of which he or she is an officer or director, is the holder of fully paid shares in the capital stock of the Corporation. At least twenty-five percent (25%) of the directors of the Corporation shall be resident Canadians and directors shall not transact business at a meeting of directors unless at least twenty-five percent (25%) of the directors present are resident Canadians.

28. Election and Term. Subject to clause 30, directors of the Corporation shall be elected at the annual meeting of shareholders or at a special meeting of shareholders called for such purpose and shall hold office until the close of the next annual meeting of shareholders or until their successors are elected. If an election of directors is not held at the proper time, the directors shall continue in office until their successors are elected.

29. Removal from Office. The shareholders may, subject to the provisions of the Canada Business Corporations Act, with or without cause, remove any director from office at any time by a resolution passed at a special meeting of shareholders called for that purpose, and at any such meeting may elect any qualified person to fill the vacancy so caused.

30. Vacancies.

(a)

Subject to the Canada Business Corporations Act, clause 21, clause 22 and subclause 30(b), vacancies in the board of directors may be filled for the remainder of its term of office from among persons qualified for election by the remaining directors if constituting a quorum; otherwise such vacancies shall be filled at the next annual meeting of shareholders at which directors for the ensuing year are to be elected or at a special meeting of shareholders called for that purpose. If at any time the directors in office do not constitute a quorum the remaining director or directors shall forthwith call a special meeting of shareholders to fill such vacancies in the board.

(b)

Subject to clause 21 and clause 22, during the Specified Board Period, unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors, all vacancies on the board of directors created by the cessation of service of a Continuing Spectra Director shall be filled by a nominee selected by the Continuing Spectra Directors and all vacancies on the board of directors created by the cessation of service of a Continuing Enbridge Director shall be filled by a nominee selected by the Continuing Enbridge Directors.

31. Calling of Meetings. Meetings of the board of directors shall be held from time to time at such place, at such time, and on such day as the chair of the board, or the president, or a vice-president who is a director, or any two directors may determine, and the secretary shall call meetings when so authorized and directed.

32. Notice of Meetings.

(a)

Notice of the time and place of each meeting of the board of directors shall be given to each director not less than two (2) days before the day on which the meeting is to be held; provided that a meeting may be held without formal notice if all the directors are present or if those absent waive formal notice. A notice of a meeting of directors need not specify the purpose of the business to be transacted at the meeting except where the Canada Business Corporations Act requires such purpose to be specified.

(b)	Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

(c)

The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Canada Business Corporations Act requires the purpose of the business to be transacted thereat to be specified.

33. Votes to Govern. Except where a greater vote is specified elsewhere in these by-laws, at all meetings of the board of directors every question shall be decided by a majority of the votes cast on the question, and in the case of an equality of votes, the chair presiding at such meeting shall not be entitled to a second or casting vote.

34. Remuneration of Directors. The directors of the Corporation shall be paid such remuneration as the board of directors may by resolution from time to time determine. Unless the board otherwise directs, such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the board of directors. The directors shall also be reimbursed for their travelling and other expenses properly incurred by them in connection with the business and affairs of the Corporation.

35. Interest of Directors or Officers in Contracts. A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act and shall not vote on any resolution to approve the same except as provided by the Act.

36. Audit Committee. Subject to clause 25, the board of directors shall elect annually from among its number an audit committee to be composed of not fewer than three (3) directors, none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Canada Business Corporations Act and such further powers and duties as may be specified by the board.

37. Protection of Directors, Officers and Others. Subject to the Canada Business Corporations Act, every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto.

38. Indemnity of Directors, Officers and Others. Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Corporation to indemnify as provided for in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if the individual:

(a)

acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

39. Insurance. The Corporation may purchase and maintain insurance for the benefit of any individual referred to in clause 37 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Canada Business Corporations Act.

OFFICERS

40. Election of Officers. The board of directors shall elect from among themselves a president. The board may also elect one or more vice-presidents who need not be directors.

41. Chair of the Board. Following the Specified Chair Period, the chair of the board of directors, if any, or in his or her absence, the president who is a director, or in their absence, a vice-president who is a director, shall be chair of any meeting of directors, and if none of the said officers be present, the directors present shall choose one of their number to be chair.

42. Appointment of Other Officers. The board of directors shall from time to time appoint a secretary and a treasurer, and may appoint a controller, one or more assistant secretaries, one or more assistant treasurers, and such other officers, agents and servants as the board may from time to time determine.

43. Term of Office and Remuneration. The terms of employment and the remuneration of all officers elected or appointed by the board of directors shall be determined from time to time by the board of directors. All officers, in the absence of agreements to the contrary, shall be subject to removal by the board at any time, with or without cause, provided that a majority of the board shall vote in favor thereof.

44. Delegation of Duties. In case of the absence or inability to act of any officer of the Corporation, or for any reason the board of directors may deem sufficient, the board may delegate all or any of the powers or duties or both of such officer to any other officer or to any director for the time being.

45. Duties of Chair of the Board. The chair of the board, if any, shall have such powers and discharge such duties as are set forth in Section 6.20 to the Parent Disclosure Letter (as such term is defined in the Transaction Agreement) and such additional powers as are from time to time conferred on the chair by the board of directors. During the Specified Chair Period, these powers and duties may be modified only with the affirmative vote of 75% of the entire board of directors.

46. Duties of President. Unless the board of directors otherwise determines, the president shall be the chief executive officer of the Corporation and shall be charged with the general management and direction of the business and affairs of the Corporation. He or she shall have such other powers and perform such other duties as may from time to time be conferred on him or her by the board.

47. Duties of Vice-President. The vice-president, or if there be more than one vice-president, the vice-presidents, shall exercise such powers and perform such duties as may from time to time be assigned by the board of directors. In the absence or inability or refusal of the president to act, and in the absence of a direction by the board, the vice-president, or if there be more than one vice-president, the vice-president designated by the board of directors for that purpose, shall exercise all the powers and perform all the duties of the president.

48. Duties of Secretary. The secretary shall give, or cause to be given, as and when instructed, all notices required to be given to shareholders, directors, officers, auditors and members of committees; he or she shall attend and be the secretary of all meetings of the board of directors and shareholders and shall enter or cause to be entered in records kept for that purpose minutes, of all proceedings at such meetings; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation except when some other officer or agent has been appointed for that purpose; and he or she shall perform such other duties which usually pertain to his or her office or which may from time to time be prescribed by the board or be required by law.

49. Duties of Treasurer. Under the direction of the board of directors, the treasurer shall have charge of the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as treasurer and of the financial position of the Corporation, and he or she shall perform such other duties as may from time to time be prescribed by the board.

50. Duties of Controller. Under the direction of the board of directors, the controller, if any, shall have charge of the accounting operations of the Corporation and keep proper accounting records in compliance with the Canada Business Corporations Act in which shall be recorded all receipts and disbursements of the Corporation.

Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as controller, and he or she shall perform such other duties as may from time to time be prescribed by the board.

51. Duties of Other Officers. The assistant secretary, if any, and the assistant treasurer, if any, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or disability of the secretary or treasurer, as the case may be. The assistant secretary and assistant treasurer shall also have such other powers and duties as may from time to time be assigned to them by the board of directors. The duties and powers of all other officers of the Corporation shall be such as the terms of their engagement call for or the board by resolution determines.

52. Agents and Attorneys. The board of directors may from time to time by resolution appoint agents or attorneys for the Corporation in or out of Canada for such purposes and with such authority and power (including the power to subdelegate) as may be thought fit.

SHARES

53. Issuance. Subject to the provisions of the Canada Business Corporations Act, the board of directors may issue shares of the Corporation at such times and to such persons and for such considerations as the board shall determine.

54. Share Certificates. Every shareholder of the Corporation shall be entitled to a share certificate, stating the number and class of shares held in such form as the board of directors shall from time to time approve. Unless otherwise ordered by the board, share certificates shall be signed by the proper signing officers of the Corporation and need not be under the corporate seal. A share certificate executed as aforesaid shall be valid notwithstanding that any one or more of the officers whose facsimile signatures appear thereon no longer hold office at the date of issue of the certificate.

55. Replacement of Share Certificate. Subject to the provisions of the Canada Business Corporations Act:

(a)

If any share certificate be worn out or defaced, upon surrender thereof the board of directors may order the same to be cancelled, and upon the fulfillment of such conditions as the board may determine, issue a new certificate in lieu thereof.

(b)

In case of the loss, theft, or destruction of a certificate for shares held by a shareholder, the fact of such loss, theft, or destruction shall be reported by such shareholder or his agent or personal representative to the Corporation or the transfer agent, if any, with a statement verified by oath or statutory declaration as to the loss, theft, or destruction and the circumstances concerning the same and with a request for the issuance of a new certificate to replace the one so lost, stolen, or destroyed. Upon the giving to the Corporation (or if there be a transfer agent and registrar then to the Corporation and such transfer agent and registrar) of a bond of a surety company licensed to do business in the jurisdiction in which the bond is to be written, or other security approved by the Corporation and in such form as is approved by the Corporation, indemnifying the Corporation (and its transfer agent and registrar, if any) against all loss, damage or expense to which the Corporation and/or the transfer agent and registrar may be put or be liable by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one lost, stolen, or destroyed if such issuance is ordered by the secretary and the treasurer or by any officer of the Corporation duly authorized to do so by the board.

56. Transfer and Registration.

(a)	The board of directors may from time to time appoint such transfer agent or transfer agents and registrar or registrars as may be required to maintain, in respect of the securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. The board may provide for and establish the duties, responsibilities and compensation of any such transfer agent or registrar and/or may delegate to the officers of the Corporation which it shall designate the power to make on behalf of the Corporation any necessary agreements with any such transfer agent or registrar with regard to the foregoing matters.

(b)

Subject to the provisions of the Canada Business Corporations Act, no transfer of securities shall be registered in a securities register except upon presentation of the certificate representing such securities with an endorsement, which complies with such Act, made thereon or delivered therewith duly executed by an appropriate person as provided by such Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, and upon compliance with such restrictions on transfer or as are authorized by the articles. The transfer may, however, be made in case of a lost, stolen, or destroyed certificate, as provided in these by-laws. No director shall be liable to the Corporation for any loss which may be sustained in the case where a transfer shall have been procured by forgery or mistake.

EXECUTION OF INSTRUMENTS

57. All cheques, bills, notes, acceptances and orders for the payment of money to be signed, drawn, accepted or endorsed by or on behalf of the Corporation shall be signed, drawn, accepted or endorsed by such person or persons and in such manner as the board of directors may from time to time designate, appoint or authorize by resolution.

58. All contracts, deeds and other documents and instruments required to be executed by the Corporation, whether under the corporate seal or not, may be signed by and on behalf of the Corporation by the chair of the board, or the president, or a vice-president, or a director, together with the secretary, or an assistant secretary, or another director, or by any other person or persons that the board of directors may from time to time by resolution designate.

59. Copies of by-laws, resolutions and other proceedings of the board or shareholders of the Corporation may be certified under the corporate seal of the Corporation by the secretary or an assistant secretary or by any other officer of the Corporation so appointed by resolution of the board.

FINANCIAL

60. Financial Year. The financial year of the Corporation shall end on the 31st day of December in each year or on such other day in each year as the board of directors may by resolution determine.

61. Borrowing of Money.

(a)	Without limiting the borrowing powers of the Corporation as set forth in the Canada Business Corporations Act, the board of directors may from time to time:

(i)	borrow money upon the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations of the Corporation, whether secured or unsecured;

(iii)	give a guarantee on behalf of the Corporation to secure performance of any obligation of any person; and

(iv)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation to secure any obligation of the Corporation.

(b)

The board may from time to time by resolution delegate all or any of the above mentioned powers to one or more officers or directors of the Corporation to the extent and in such manner as the board shall determine at the time of each such delegation.

62. Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other firms or corporations carrying on a banking business as the board of directors may from time to time designate, appoint or authorize by resolution. All such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may from time to time designate, direct or authorize by resolution and to the extent therein provided, including the operation of the Corporation’s accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing, or transferring of cheques, promissory notes, drafts, acceptances, bills of exchange or orders for the payment of money; the giving of receipts for and orders relating to any property of the Corporation; the execution of any agreement relating to any such banking business and defining the rights and powers of the parties thereto, and the authorizing of any officer of such banker to do any act or thing on the Corporation’s behalf to facilitate such banking business.

63. Dividends. Subject to the provisions of the Canada Business Corporations Act, the board of directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

64. Method of Giving Notices.

(a)

Any notice, communication or document to be given by the Corporation pursuant to the Canada Business Corporations Act, the articles, the by-laws or otherwise, to a shareholder, director, officer, auditor or member of a committee of the board of directors, shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed by prepaid mail addressed to him at his recorded address, or if sent to him at such address by any other means of written communication, or, in the case of a director, officer, auditor or member of a committee of the board of the Corporation, by delivering the same to his or her place of business.

(b)

In addition to the foregoing, any such notice, communication or document required to be given may be delivered by the Corporation in an electronic or other technologically enhanced format, provided that the requirements of the applicable law in respect of such delivery have been complied with in all respects, including, where required, receipt by the Corporation of the prior consent of the recipient to the delivery of such notice, communication or document in electronic or other technologically enhanced format and specifying the designation by the recipient of the information system for receipt of such notice, communication or document is permitted to be delivered by the Corporation.

The secretary may change the address of any shareholder as recorded in the securities register of the Corporation in accordance with any information believed by him or her to be reliable.

(c)

In the event that it is impossible or impractical for any reason whatsoever to give notice as aforesaid, notice may be given by an advertisement published once in a newspaper or posted on publicly available websites or other electronic means in such cities or places as the board of directors shall from time to time determine.

(d)

If any notice given to a shareholder pursuant to subclause 64(a) is returned on three consecutive occasions because he or she cannot be found and notice cannot be given in compliance with subclause 64(b), the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation, in writing or by electronic or other technologically enhanced format of his or her new address.

65. Notice to Joint Shareholders. All notices with respect to any share registered in more than one name may, if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so recorded or by electronic or other technologically enhanced format to the shareholder first named in the register and notice so given shall be sufficient notice to all the holders of any such shares.

66. Computation of Time. Except as otherwise provided by the Canada Business Corporations Act, in computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

67. Omissions and Errors. The accidental omission to give due notice to any shareholder, director, officer, auditor or member of a committee of the board of directors, or the non-receipt of any notice by such person, or any error in any notice not materially affecting the substance thereof, shall not invalidate any action taken pursuant to such notice or otherwise founded thereon.

68. Persons Entitled by Death or Operation of Law. Every person who by operation of law, transfer, death or by any other means whatsoever shall become entitled to any share of the Corporation, shall be bound by every notice in respect of such share which shall have been duly given to the person from whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register of the Corporation, whether it be before or after the happening of the event upon which he or she became so entitled, and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Canada Business Corporations Act.

69. Waiver of Notice. Any shareholder (or their duly appointed proxyholder), director, officer, auditor or member of a committee of the board of directors may at any time waive any notice, or waive and abridge the time for any notice, required to be given to him or her under any provision of the Canada Business Corporations Act, the articles, the by-laws or otherwise, and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be.

GENERAL

70. Subject to the provisions of the Canada Business Corporations Act, no individual, entity, person or shareholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

71. No shareholder shall be entitled to any information respecting any details or conduct of the Corporation’s business which in the opinion of the board of directors would be inexpedient in the interests of the shareholders of the Corporation to communicate to the public.

72. The “General By-Law No. 1” heretofore enacted are repealed from and after the coming into force of this by-law designated “General By-Law No. 1”, provided, however, that such repeal shall not affect the validity of any act done or approval given under, or the validity and continuance of, any resolution, appointment, contract, plan or payment made pursuant to any by-law so repealed.

73. Effective Date. This “General By-Law No. 1” shall come into force on •, 2017.

APPENDIX B

AMENDED BY-LAW NO. 1

ENBRIDGE INC.

(the “Corporation”)

GENERAL BY-LAW NO. 1

A BY-LAW TO REGULATE THE BUSINESS AND AFFAIRS

OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1. In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, gender shall include the masculine, feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons. Terms used in this by-law that are defined in the Canada Business Corporations Act shall have the meanings given to those terms in that Act.

REGISTERED OFFICE

2. The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board of directors may from time to time by resolution determine.

CORPORATE SEAL

3. The corporate seal of the Corporation shall be in such form as the board of directors may from time to time determine.

MEETINGS OF SHAREHOLDERS

4. Annual Meeting. An annual meeting of shareholders of the Corporation shall be held at such place in Canada and at such time in each year as the board of directors may from time to time by resolution determine.

5. Special Meetings. Special meetings of shareholders of the Corporation may be called by the board of directors at any time to be held at such place in Canada as the board may by resolution determine for the transaction of such business as is specified in the notice of meeting. A special meeting of shareholders may also be called on the requisition of the shareholders as provided by the Canada Business Corporations Act.

6. Notice of Meeting. Notice of the time and place of each meeting of shareholders shall be given by sending the notice to each shareholder entitled to vote at the meeting, not less than twenty-one (21) nor more than sixty (60) days before the date of the meeting.

7. Record Date for Notice of Meeting. The board of directors may by resolution fix a record date for determining the shareholders who will be entitled to receive notice of a meeting of shareholders which date shall not be less than twenty-one (21) days nor more than sixty (60) days before the date of such meeting.

8. Chair and Secretary.

(a)

The chair of the board of directors, if any, or in his or her absence, the president, or in their absence, a director of the Corporation, shall be chair of any meeting of shareholders. If none of the said officers or directors be present within fifteen (15) minutes after the time fixed for holding the meeting, the shareholders present in person or by proxy and entitled to vote shall choose one of the shareholders present in person to be chair.

(b)

The secretary, or in his or her absence, an assistant secretary of the Corporation, shall be secretary of any meeting of shareholders. In their absence, the chair shall appoint some person who need not be a shareholder to act as secretary of the meeting.

9. Scrutineers. At any meeting of the shareholders, the chair with the consent of the meeting or the shareholders by resolution may appoint one or more scrutineers, who need not be shareholders, to report on the number of shares represented at the meeting in person and by proxy, conduct polls, distribute and count ballots, and prepare certificates as to the result of any vote. No candidate for the office of director shall be appointed a scrutineer at any meeting at which directors are to be elected.

10. Persons Entitled to be Present; Attendance.

(a)

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled by law to be present. Any other person may be admitted with the consent of the meeting or on the invitation of the board of directors or of the chair of the meeting.

(b)

Any person entitled to attend a meeting of shareholders shall be entitled to attend the meeting by means of a telephonic, electronic or other communication facility, provided that the chair is satisfied that all shareholders will be able to communicate adequately with each other during such meeting. For greater certainty, a meeting of shareholders may be held entirely by telephonic, electronic or other communication facility provided that foregoing requirement is met. Any person participating in a meeting by telephonic, electronic or other communication facility shall be deemed to be present at the meeting for all purposes.

11. Quorum. Three persons present and holding, or representing by proxy, at least twenty-five percent of the issued and outstanding shares having the right to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. In the absence of a quorum for the transaction of business at any such meeting or any adjournment or adjournments thereof, those present and entitled to vote may adjourn the meeting to a fixed time and place.

12. Right to Vote. At any meeting of shareholders, every shareholder who is the holder of one or more shares carrying the right to vote shall, subject to the provisions of the articles and the Canada Business Corporations Act, be entitled to vote at such meeting.

13. Personal Representatives. If a shareholder of record of the Corporation is deceased, his or her personal representative, upon filing with the secretary of the Corporation, at least forty-eight (48) hours prior to the time of holding the meeting, proof of his or her appointment satisfactory to the secretary shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he or she were living and for the purpose of the meeting shall be considered a shareholder. If there is more than one personal representative, the provisions of this by-law respecting joint shareholders shall apply as if such personal representatives were joint shareholders.

14.	Proxies.

(a)

A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

(b)

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

15. Votes to Govern. At any meeting of shareholders, all questions proposed for the consideration of the shareholders shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes duly cast on the question, and the chair presiding at such meeting shall not be entitled to a second or casting vote in the case of an equality of votes, either upon a show of hands or upon a poll.

16. Show of Hands. Subject to the provisions of the Canada Business Corporations Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Unless a ballot be so required or demanded, a declaration by the chair presiding at such meeting that a matter has been carried, carried by a particular majority, or not carried, and an entry made to that effect in the minutes of the proceedings at the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such matter.

17. Ballots.

(a)

On any question proposed for consideration at a meeting of shareholders, the chair may require, or any shareholder present in person or by proxy and entitled to vote may demand, a ballot either before or after any vote by a show of hands. A ballot so required or demanded shall be taken in such manner as the chair presiding at such meeting shall direct. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot with the consent of the meeting.

(b)

Subject to the provisions of the articles, upon a ballot each shareholder present in person or represented by proxy shall be entitled to one vote for each share in respect of which he or she is entitled to vote at the meeting, and the result of the ballot shall be the decision of the meeting. The requirement of or demand for a ballot shall not prevent the continuation of the meeting for the transaction of any business other than that on which such ballot has been required or demanded.

18. Joint Shareholders. If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but in case more than one of them be present in person or represented by proxy they shall vote together on the shares jointly held.

19. Adjournment. The chair of any meeting of shareholders may, with the consent of the meeting, and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If the meeting of the shareholders is adjourned for less than thirty (30) days it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that it is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting, in accordance with the provisions of the Canada Business Corporations Act.

DIRECTORS

20. Directors. The board of directors shall consist of such number of directors as shall be set out in the articles and clause 22. A majority of directors shall constitute a quorum for the transaction of business at any meeting of the board.

21. Chair of the Board. Gregory L. Ebel shall be and serve as non-executive chair of the board from the Effective Date of this by-law until the termination of the annual general meeting of the shareholders of the

Corporation during the 2020 calendar year (the “Specified Chair Period”). During the Specified Chair Period, any removal (if such person is willing to serve) of Gregory L. Ebel from the position of non-executive chair of the board or any modification of the duties and reporting relationships set forth in clause 45 shall require the affirmative vote of at least 75% of the entire board of directors. In the event that Gregory L. Ebel shall be unable (whether by reason of death, permanent disability, resignation in accordance with the Majority Voting Policy of the Corporation, retirement or otherwise in accordance with these by-laws) or unwilling to continue in such office during the Specified Chair Period, the vacancy created thereby shall be filled only by such individual who is also a Continuing Spectra Director unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors. The board of directors shall nominate Gregory L. Ebel as a director of the Corporation and the board of directors and the Corporation shall use their best efforts to obtain the election as a director of Gregory L. Ebel by the shareholders of the Corporation at each meeting of the shareholders of the Corporation called to consider the election of directors prior to the 2020 annual general meeting. The Corporation shall not call a special meeting in which the removal of the Gregory L. Ebel would be proposed (other than as required pursuant to a valid shareholder requisition under Section 143(1) of the Canada Business Corporations Act). The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with the foregoing provisions of this clause 21. Notwithstanding the foregoing, nothing in these bylaws shall prohibit Gregory L. Ebel from continuing as the non-executive chair of the board or as a director following the Specified Chair Period.

22. Composition of the Board of Directors. During the period from the Effective Date of this by-law until the termination of the annual general meeting of the shareholders of the Corporation during the 2019 calendar year (the “Specified Board Period”), the board of directors shall be comprised of thirteen (13) directors, of which:

(a)

five (5) individuals who were directors of Spectra Energy Corp. (“Spectra”) immediately prior to the Effective Date (as determined in accordance with the Agreement and Plan of Merger dated as of September 6, 2016 among the Corporation, Spectra and Sand Merger Sub, Inc. (the “Transaction Agreement”) and their permitted replacement directors who take office after the Effective Date who are nominated in accordance with clause 23 (the “Continuing Spectra Directors”); and

(b)

eight (8) individuals who were directors of the Corporation immediately prior to the Effective Date and their permitted replacement directors who take office after the Effective Date who are nominated in accordance with clause 24 (the “Continuing Enbridge Directors”).

Subject to clause 21, for each meeting of the shareholders of the Corporation called to consider the election of directors prior to the 2019 annual general meeting, unless otherwise determined by the affirmative vote of at least 75% of the entire board of directors: (a) the Continuing Spectra Directors shall have the exclusive authority to nominate, on behalf of the board of directors, directors for election at each such annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Spectra Director; and (b) the Continuing Enbridge Directors shall have the exclusive authority to nominate, on behalf of the board of directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Enbridge Director. The Corporation shall use its best efforts to obtain the election of the nominees and re-election of the Continuing Spectra Directors and the Continuing Enbridge Directors, as applicable, by the shareholders of the Corporation. The Corporation shall not call a special meeting in which the removal of any Continuing Spectra Director would be proposed (other than as required pursuant to a valid shareholder requisition under Section 143(1) of the Canada Business Corporations Act). The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with the foregoing provisions of this clause 22. Notwithstanding the foregoing, nothing in these bylaws shall prohibit any of the Continuing Spectra Directors from continuing as a director following the Specified Board Period.

23. Continuing Spectra Directors. The Continuing Spectra Directors shall have all the power and may exercise all the authority of the board of directors to: (a) fill all vacancies on the board of directors created by the cessation of service of a Continuing Spectra Director; and (b) subject to clause 21, to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Continuing Spectra Director, in each case prior to the 2019 annual general meeting of the shareholders of the Corporation, provided that any nominee that was not a director of Spectra immediately prior to the Effective Time shall be subject to the approval of the Continuing Enbridge Directors, not to be unreasonably withheld, delayed or conditioned.

24. Continuing Enbridge Directors. The Continuing Enbridge Directors shall have all the power and may exercise all the authority of the board of directors to: (a) fill all vacancies on the board of directors created by the cessation of service of a Continuing Enbridge Director; and (b) to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Continuing Enbridge Director, in each case prior to the 2019 annual general meeting of the shareholders of the Corporation.

25. Pro Rata Committee Membership during Specified Board Period. All committees of the board of directors, including the Audit Committee, shall be comprised of such number of directors as the board of directors shall determine; provided that, except as otherwise approved by the affirmative vote of at least 75% of the entire board of directors, during the Specified Board Period, (i) each committee shall be comprised of the Continuing Spectra Directors and the Continuing Enbridge Directors in proportion to the number of Continuing Spectra Directors and Continuing Enbridge Directors on the board of directors, on a pro rata basis with the number of Continuing Spectra Directors rounded up or down to the nearest whole number and (ii) there shall not be less than one Continuing Spectra Director on each committee.

26. Amendments.

(a)

During the Specified Chair Period, the provisions of clause 21, this subclause 26(a), clause 30 and clause 45 may only be modified, amended or repealed, and any by-law provision or other resolution inconsistent with clause 21, this subclause 26(a), clause 30 and clause 45 may only be adopted, or any such modification, amendment, repeal or inconsistent by-law provisions or other resolutions recommended for adoption by the shareholders of the Corporation, by an affirmative vote of at least 75% of the entire board of directors and the applicable vote required by the provisions of the Canada Business Corporations Act. For purposes of these bylaws, 75% of the entire board of directors shall mean the affirmative vote of at least 10 directors.

(b)

During the Specified Board Period, the provisions of clause 20, clauses 22 through and including 25, this subclause 26(b), subclause 30(b) and clause 36 may only be modified, amended or repealed, and any by-law provision or other resolution inconsistent with clause 20, clauses 22 through 25, this subclause 26(b), subclause 30(b) and clause 36 may only be adopted, or any such modification, amendment, repeal or inconsistent by-law provisions or other resolutions recommended for adoption by the shareholders of the Corporation, by an affirmative vote of at least 75% of the entire board of directors and the applicable vote required by the provisions of the Canada Business Corporations Act.

27. ~~21.~~ Qualification. Subject to the provisions of the Canada Business Corporations Act and the articles, any person may be elected a director of the Corporation if he or she, or any other body corporate of which he or she is an officer or director, is the holder of fully paid shares in the capital stock of the Corporation. At least twenty-five percent (25%) of the directors of the Corporation shall be resident Canadians and directors shall not transact business at a meeting of directors unless at least twenty-five percent (25%) of the directors present are resident Canadians.

28. ~~22.~~ Election and Term. Subject to clause ~~24,~~30, directors of the Corporation shall be elected at the annual meeting of shareholders or at a special meeting of shareholders called for such purpose and shall hold office until the close of the next annual meeting of shareholders or until their successors are elected. If an election of directors is not held at the proper time, the directors shall continue in office until their successors are elected.

29. ~~23.~~ Removal from Office. The shareholders may, subject to the provisions of the Canada Business Corporations Act, with or without cause, remove any director from office at any time by a resolution passed at a special meeting of shareholders called for that purpose, and at any such meeting may elect any qualified person to fill the vacancy so caused.

30. ~~24.~~ Vacancies.

(a)

Subject to the Canada Business Corporations Act, clause 21, clause 22 and subclause 30(b), vacancies in the board of directors may be filled for the remainder of its term of office from among persons qualified for election by the remaining directors if constituting a quorum; otherwise such vacancies shall be filled at the next annual meeting of shareholders at which directors for the ensuing year are to be elected or at a special meeting of shareholders called for that purpose. If at any time the directors in office do not constitute a quorum the remaining director or directors shall forthwith call a special meeting of shareholders to fill such vacancies in the board.

(b)

Subject to clause 21 and clause 22, during the Specified Board Period, unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors, all vacancies on the board of directors created by the cessation of service of a Continuing Spectra Director shall be filled by a nominee selected by the Continuing Spectra Directors and all vacancies on the board of directors created by the cessation of service of a Continuing Enbridge Director shall be filled by a nominee selected by the Continuing Enbridge Directors.

31. ~~25.~~ Calling of Meetings. Meetings of the board of directors shall be held from time to time at such place, at such time, and on such day as the chair of the board, or the president, or a vice-president who is a director, or any two directors may determine, and the secretary shall call meetings when so authorized and directed.

32. ~~26.~~ Notice of Meetings.

(a)

Notice of the time and place of each meeting of the board of directors shall be given to each director not less than two (2) days before the day on which the meeting is to be held; provided that a meeting may be held without formal notice if all the directors are present or if those absent waive formal notice. A notice of a meeting of directors need not specify the purpose of the business to be transacted at the meeting except where the Canada Business Corporations Act requires such purpose to be specified.

(b)	Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

(c)

The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Canada Business Corporations Act requires the purpose of the business to be transacted thereat to be specified.

~~27. Chair of the Board. The chair of the board of directors, if any, or in his or her absence, the president who is a director, or in their absence, a vice-president who is a director, shall be chair of any meeting of directors, and if none of the said officers be present, the directors present shall choose one of their number to be chair.~~

~~28. Duties of Chair of the Board. The chair of the board, if any, shall have such powers and discharge such duties as are from time to time conferred on the chair by the board of directors.~~

33. ~~29.~~ Votes to Govern. ~~At~~Except where a greater vote is specified elsewhere in these by-laws, at all meetings of the board of directors every question shall be decided by a majority of the votes cast on the question, and in the case of an equality of votes, the chair presiding at such meeting shall not be entitled to a second or casting vote.

34. ~~30.~~ Remuneration of Directors. The directors of the Corporation shall be paid such remuneration as the board of directors may by resolution from time to time determine. Unless the board otherwise directs, such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the board of directors. The directors shall also be reimbursed for their travelling and other expenses properly incurred by them in connection with the business and affairs of the Corporation.

35. ~~31.~~ Interest of Directors or Officers in Contracts. A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act and shall not vote on any resolution to approve the same except as provided by the Act.

36. ~~32.~~ Audit Committee. ~~The~~Subject to clause 25, the board of directors shall elect annually from among its number an audit committee to be composed of not fewer than three (3) directors, none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Canada Business Corporations Act and such further powers and duties as may be specified by the board.

37. ~~33.~~ Protection of Directors, Officers and Others. Subject to the Canada Business Corporations Act, every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto.

38. ~~34.~~ Indemnity of Directors, Officers and Others. Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Corporation to indemnify as provided for in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if the individual:

(a)

acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

39. ~~35.~~ Insurance. The Corporation may purchase and maintain insurance for the benefit of any individual referred to in clause ~~33~~37 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Canada Business Corporations Act.

OFFICERS

40. ~~36.~~ Election of Officers. The board of directors shall elect from among themselves a president. The board may also elect one or more vice-presidents who need not be directors.

41. Chair of the Board. Following the Specified Chair Period, the chair of the board of directors, if any, or in his or her absence, the president who is a director, or in their absence, a vice-president who is a director, shall be chair of any meeting of directors, and if none of the said officers be present, the directors present shall choose one of their number to be chair.

42. ~~37.~~ Appointment of Other Officers. The board of directors shall from time to time appoint a secretary and a treasurer, and may appoint a controller, one or more assistant secretaries, one or more assistant treasurers, and such other officers, agents and servants as the board may from time to time determine.

43. ~~38.~~ Term of Office and Remuneration. The terms of employment and the remuneration of all officers elected or appointed by the board of directors shall be determined from time to time by the board of directors. All officers, in the absence of agreements to the contrary, shall be subject to removal by the board at any time, with or without cause, provided that a majority of the board shall vote in favor thereof.

44. ~~39.~~ Delegation of Duties. In case of the absence or inability to act of any officer of the Corporation, or for any reason the board of directors may deem sufficient, the board may delegate all or any of the powers or duties or both of such officer to any other officer or to any director for the time being.

45. Duties of Chair of the Board. The chair of the board, if any, shall have such powers and discharge such duties as are set forth in Section 6.20 to the Parent Disclosure Letter (as such term is defined in the Transaction Agreement) and such additional powers as are from time to time conferred on the chair by the board of directors. During the Specified Chair Period, these powers and duties may be modified only with the affirmative vote of 75% of the entire board of directors.

46. ~~40.~~ Duties of President. Unless the board of directors otherwise determines, the president shall be the chief executive officer of the Corporation and shall be charged with the general management and direction of the business and affairs of the Corporation. He or she shall have such other powers and perform such other duties as may from time to time be conferred on him or her by the board.

47. ~~41.~~ Duties of Vice-President. The vice-president, or if there be more than one vice-president, the vice-presidents, shall exercise such powers and perform such duties as may from time to time be assigned by the board of directors. In the absence or inability or refusal of the president to act, and in the absence of a direction by the board, the vice-president, or if there be more than one vice-president, the vice-president designated by the board of directors for that purpose, shall exercise all the powers and perform all the duties of the president.

48. ~~42.~~ Duties of Secretary. The secretary shall give, or cause to be given, as and when instructed, all notices required to be given to shareholders, directors, officers, auditors and members of committees; he or she shall attend and be the secretary of all meetings of the board of directors and shareholders and shall enter or cause to be entered in records kept for that purpose minutes, of all proceedings at such meetings; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation except when some other officer or agent has been appointed for that purpose; and he or she shall perform such other duties which usually pertain to his or her office or which may from time to time be prescribed by the board or be required by law.

49. ~~43.~~ Duties of Treasurer. Under the direction of the board of directors, the treasurer shall have charge of the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as treasurer and of the financial position of the Corporation, and he or she shall perform such other duties as may from time to time be prescribed by the board.

50. ~~44.~~ Duties of Controller. Under the direction of the board of directors, the controller, if any, shall have charge of the accounting operations of the Corporation and keep proper accounting records in compliance with the Canada Business Corporations Act in which shall be recorded all receipts and disbursements of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as controller, and he or she shall perform such other duties as may from time to time be prescribed by the board.

51. ~~45.~~ Duties of Other Officers. The assistant secretary, if any, and the assistant treasurer, if any, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or disability of the secretary or treasurer, as the case may be. The assistant secretary and assistant treasurer shall also have such other powers and duties as may from time to time be assigned to them by the board of directors. The duties and powers of all other officers of the Corporation shall be such as the terms of their engagement call for or the board by resolution determines.

52. ~~46.~~ Agents and Attorneys. The board of directors may from time to time by resolution appoint agents or attorneys for the Corporation in or out of Canada for such purposes and with such authority and power (including the power to subdelegate) as may be thought fit.

SHARES

53. ~~47.~~ Issuance. Subject to the provisions of the Canada Business Corporations Act, the board of directors may issue shares of the Corporation at such times and to such persons and for such considerations as the board shall determine.

54. ~~48.~~ Share Certificates. Every shareholder of the Corporation shall be entitled to a share certificate, stating the number and class of shares held in such form as the board of directors shall from time to time approve. Unless otherwise ordered by the board, share certificates shall be signed by the proper signing officers of the Corporation and need not be under the corporate seal. A share certificate executed as aforesaid shall be valid notwithstanding that any one or more of the officers whose facsimile signatures appear thereon no longer hold office at the date of issue of the certificate.

55. ~~49.~~ Replacement of Share Certificate. Subject to the provisions of the Canada Business Corporations Act:

(a)

If any share certificate be worn out or defaced, upon surrender thereof the board of directors may order the same to be cancelled, and upon the fulfillment of such conditions as the board may determine, issue a new certificate in lieu thereof.

(b)

In case of the loss, theft, or destruction of a certificate for shares held by a shareholder, the fact of such loss, theft, or destruction shall be reported by such shareholder or his agent or personal representative to the Corporation or the transfer agent, if any, with a statement verified by oath or statutory declaration as to the loss, theft, or destruction and the circumstances concerning the same and with a request for the issuance of a new certificate to replace the one so lost, stolen, or destroyed. Upon the giving to the Corporation (or if there be a transfer agent and registrar then to the Corporation and such transfer agent and registrar) of a bond of a surety company licensed to do business in the jurisdiction in which the bond is to be written, or other security approved by the Corporation and in such form as is approved by the Corporation, indemnifying the Corporation (and its transfer agent and registrar, if any) against all loss, damage or expense to which the Corporation and/or the transfer agent and registrar may be put or be liable by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one lost, stolen, or destroyed if such issuance is ordered by the secretary and the treasurer or by any officer of the Corporation duly authorized to do so by the board.

56. ~~50.~~ Transfer and Registration.

(a)

The board of directors may from time to time appoint such transfer agent or transfer agents and registrar or registrars as may be required to maintain, in respect of the securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. The board may provide for and establish the duties, responsibilities and compensation of any such transfer agent or registrar and/or may delegate to the officers of the Corporation which it shall designate the power to make on behalf of the Corporation any necessary agreements with any such transfer agent or registrar with regard to the foregoing matters.

(b)

Subject to the provisions of the Canada Business Corporations Act, no transfer of securities shall be registered in a securities register except upon presentation of the certificate representing such securities with an endorsement, which complies with such Act, made thereon or delivered therewith duly executed by an appropriate person as provided by such Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, and upon compliance with such restrictions on transfer or as are authorized by the articles. The transfer may, however, be made in case of a lost, stolen, or destroyed certificate, as provided in these by-laws. No director shall be liable to the Corporation for any loss which may be sustained in the case where a transfer shall have been procured by forgery or mistake.

EXECUTION OF INSTRUMENTS

57. ~~51.~~ All cheques, bills, notes, acceptances and orders for the payment of money to be signed, drawn, accepted or endorsed by or on behalf of the Corporation shall be signed, drawn, accepted or endorsed by such person or persons and in such manner as the board of directors may from time to time designate, appoint or authorize by resolution.

58. ~~52.~~ All contracts, deeds and other documents and instruments required to be executed by the Corporation, whether under the corporate seal or not, may be signed by and on behalf of the Corporation by the chair of the board, or the president, or a vice-president, or a director, together with the secretary, or an assistant secretary, or another director, or by any other person or persons that the board of directors may from time to time by resolution designate.

59. ~~53.~~ Copies of by-laws, resolutions and other proceedings of the board or shareholders of the Corporation may be certified under the corporate seal of the Corporation by the secretary or an assistant secretary or by any other officer of the Corporation so appointed by resolution of the board.

FINANCIAL

60. ~~54.~~ Financial Year. The financial year of the Corporation shall end on the 31st day of December in each year or on such other day in each year as the board of directors may by resolution determine.

61. ~~55.~~ Borrowing of Money.

(a)	Without limiting the borrowing powers of the Corporation as set forth in the Canada Business Corporations Act, the board of directors may from time to time:

(i)	borrow money upon the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations of the Corporation, whether secured or unsecured;

(iii)	give a guarantee on behalf of the Corporation to secure performance of any obligation of any person; and

(iv)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation to secure any obligation of the Corporation.

(b)

The board may from time to time by resolution delegate all or any of the above mentioned powers to one or more officers or directors of the Corporation to the extent and in such manner as the board shall determine at the time of each such delegation.

62. ~~56.~~ Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other firms or corporations carrying on a banking business as the board of directors may from time to time designate, appoint or authorize by resolution. All such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may from time to time designate, direct or authorize by resolution and to the extent therein provided, including the operation of the Corporation’s accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing, or transferring of cheques, promissory notes, drafts, acceptances, bills of exchange or orders for the payment of money; the giving of receipts for and orders relating to any property of the Corporation; the execution of any agreement relating to any such banking business and defining the rights and powers of the parties thereto, and the authorizing of any officer of such banker to do any act or thing on the Corporation’s behalf to facilitate such banking business.

63. ~~57.~~ Dividends. Subject to the provisions of the Canada Business Corporations Act, the board of directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

64. ~~58.~~ Method of Giving Notices.

(a)

Any notice, communication or document to be given by the Corporation pursuant to the Canada Business Corporations Act, the articles, the by-laws or otherwise, to a shareholder, director, officer, auditor or member of a committee of the board of directors, shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed by prepaid mail addressed to him at his recorded address, or if sent to him at such address by any other means of written communication, or, in the case of a director, officer, auditor or member of a committee of the board of the Corporation, by delivering the same to his or her place of business.

(b)

In addition to the foregoing, any such notice, communication or document required to be given may be delivered by the Corporation in an electronic or other technologically enhanced format, provided that the requirements of the applicable law in respect of such delivery have been complied with in all respects, including, where required, receipt by the Corporation of the prior consent of the recipient to the delivery of such notice, communication or document in electronic or other technologically enhanced format and specifying the designation by the recipient of the information system for receipt of such notice, communication or document is permitted to be delivered by the Corporation.

The secretary may change the address of any shareholder as recorded in the securities register of the Corporation in accordance with any information believed by him or her to be reliable.

(c)

In the event that it is impossible or impractical for any reason whatsoever to give notice as aforesaid, notice may be given by an advertisement published once in a newspaper or posted on publicly available websites or other electronic means in such cities or places as the board of directors shall from time to time determine.

(d)

If any notice given to a shareholder pursuant to ~~clause 58~~subclause 64(a) is returned on three consecutive occasions because he or she cannot be found and notice cannot be given in compliance with ~~clause 58~~subclause 64(b), the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation, in writing or by electronic or other technologically enhanced format of his or her new address.

65. ~~59.~~ Notice to Joint Shareholders. All notices with respect to any share registered in more than one name may, if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so recorded or by electronic or other technologically enhanced format to the shareholder first named in the register and notice so given shall be sufficient notice to all the holders of any such shares.

66. ~~60.~~ Computation of Time. Except as otherwise provided by the Canada Business Corporations Act, in computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

67. ~~61.~~ Omissions and Errors. The accidental omission to give due notice to any shareholder, director, officer, auditor or member of a committee of the board of directors, or the non-receipt of any notice by such person, or any error in any notice not materially affecting the substance thereof, shall not invalidate any action taken pursuant to such notice or otherwise founded thereon.

68. ~~62.~~ Persons Entitled by Death or Operation of Law. Every person who by operation of law, transfer, death or by any other means whatsoever shall become entitled to any share of the Corporation, shall be bound by every notice in respect of such share which shall have been duly given to the person from whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register of the Corporation, whether it be before or after the happening of the event upon which he or she became so entitled, and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Canada Business Corporations Act.

69. ~~63.~~ Waiver of Notice. Any shareholder (or their duly appointed proxyholder), director, officer, auditor or member of a committee of the board of directors may at any time waive any notice, or waive and abridge the time for any notice, required to be given to him or her under any provision of the Canada Business Corporations Act, the articles, the by-laws or otherwise, and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be.

GENERAL

70. ~~64.~~ Subject to the provisions of the Canada Business Corporations Act, no individual, entity, person or shareholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

71. ~~65.~~ No shareholder shall be entitled to any information respecting any details or conduct of the Corporation’s business which in the opinion of the board of directors would be inexpedient in the interests of the shareholders of the Corporation to communicate to the public.

72. ~~66. All by-laws of the corporation~~The “General By-Law No. 1” heretofore enacted are repealed from and after the coming into force of this by-law designated “General By-Law No. 1”, provided, however, that such repeal shall not affect the validity of any act done or approval given under, or the validity and continuance of, any resolution, appointment, contract, plan or payment made pursuant to any by-law so repealed.

73. ~~67.~~ Effective Date. This “General By-Law No. 1” shall come into force on ~~February 24, 2004.~~●, 2017.

APPENDIX C

OPINION OF CREDIT SUISSE SECURITIES (CANADA), INC.

CREDIT SUISSE SECURITIES (CANADA), INC.
1 First Canadian Place	Phone 416 352 4500
Suite 2900, P.O. Box 301	www.credit-suisse.com
Toronto, ON
Canada M5X IC9

September 5, 2016

Enbridge Inc.

200, Fifth Avenue Place

425 — 1st Street S.W.

Calgary, Alberta

Canada T2P 3L8

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors of Enbridge Inc. (“Parent”) with respect to the fairness, from a financial point of view, to Parent of the Exchange Ratio (as defined below) in the Merger (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into among Spectra Energy Corp (the “Company”), Parent and Sand Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”). We understand that, among other things, pursuant to the Agreement, Merger Sub will merge with the Company (the “Merger”), the Company will become a wholly owned subsidiary of Parent, and each outstanding share of common stock, par value US$0.001 per share (“Company Common Stock”), of the Company will be converted into the right to receive 0.984 of a share (the “Exchange Ratio”) of common stock, no par value per share (“Parent Common Stock”), of Parent. We further understand that, pursuant to the Agreement, Parent shall make an offer (the “Canadian Offer” and, together with the Merger, the “Transaction”) to each holder of shares of Company Common Stock who is (i) a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”) or (ii) a partnership at least one partner of which is a resident of Canada for purposes of the ITA (each a “Canadian Company Shareholder”) to purchase, subject to the consummation of the Merger, all of such shares of Company Common Stock held by each Canadian Company Shareholder in exchange for a number of shares of Parent Common Stock per share of Company Common Stock equal to the Exchange Ratio. Subject to the satisfaction or waiver of all conditions (other than those relating to the Canadian Offer and those that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions) pursuant to the Agreement, each purchase of shares of Company Common Stock from a Canadian Company Shareholder who validly tenders his, her or its shares of Company Common Stock to Parent pursuant to the Canadian Offer will be completed immediately prior to the effective time of the Merger.

In arriving at our opinion, we have reviewed a draft, dated September 5, 2016, of the Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including financial forecasts relating to the Company for the fiscal years ending December 31, 2016 through December 31, 2019 prepared by and provided to us by the management of the Company (the “Company Projections”) as adjusted by the management of Parent (the “Parent Projections for the Company”) and financial forecasts relating to Parent for the fiscal years ending December 31, 2016 through December 31, 2019 prepared by and provided to us by the management of Parent (the “Parent Projections for Parent”). We have also reviewed certain estimates provided to us by the management of Parent with respect to the cost savings and synergies anticipated by management of Parent to result from the Transaction (the “Synergies”). We have also spoken with the managements of the Company and Parent and certain of their representatives regarding the business and prospects of the Company and Parent, respectively, including, without limitation, currently contemplated projects anticipated to result in the future growth of each company which are not reflected in the Company Projections, the Parent Projections for the Company, the Parent Projections for Parent or the Synergies and have relied upon such managements’ assessments of the future growth implications of such projects. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Parent, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections, management of the Company has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the Parent Projections for the Company, management of Parent has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith based on the Company Projections and reflect the best currently available estimates and judgments of the management of Parent as to the future financial performance of the Company. With respect to the Parent Projections for Parent, management of Parent has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent as to the future financial performance of Parent. With respect to the Synergies, we have been advised by the management of Parent and we have assumed that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent as to such cost savings and synergies and we have assumed that, except as would not be material to our analyses or this opinion, such Synergies will be realized in the amounts and at the times indicated thereby. We express no view or opinion with respect to the Company Projections, the Parent Projections for the Company, the Parent Projections for Parent, the Synergies or the assumptions upon which they are based and, at the direction of management of Parent, we have assumed that the Parent Projections for the Company, the Parent Projections for Parent and the Synergies are a reasonable basis on which to evaluate the Company, Parent and the Transaction and have used and relied upon such information for purposes of our analyses and this opinion.

We understand that, for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and for purposes of our analyses and this opinion we have at your direction assumed that, except as would not be material to our analyses or this opinion, the failure of the Merger to so qualify will not have any adverse tax consequences on Parent, Merger Sub or the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction except as would not be material to our analyses or this opinion, that the Transaction will be consummated in accordance with all applicable foreign, United States and Canadian federal, state, provincial, and local laws, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. With your consent we have also assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to Parent of the Exchange Ratio in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. We have assumed that Parent has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company and Parent reflect certain assumptions regarding the oil and gas industry and future commodity prices associated with that industry that are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analyses and this opinion. In addition, the U.S./Canadian dollar foreign exchange rate is subject to significant uncertainty and volatility and, if different than assumed, could have a material impact on our analyses and this opinion. We have not investigated or otherwise evaluated, and our opinion does not address, the potential effects of any sales or transfers of any assets or securities of the Company, Parent or their respective affiliates, whether in connection with the Transaction or otherwise. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Parent, nor does it address the underlying business decision of the Board of Directors of Parent (the “Board”) or Parent to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of shares of Parent Common Stock actually will be when issued pursuant to the Transaction or the prices or ranges of prices at which Company Common Stock or Parent Common Stock may be purchased or sold at any time.

We have acted as financial advisor to Parent in connection with the Transaction and will receive a fee for our services, a portion of which became payable to us upon the rendering of our opinion, a portion of which is contingent upon the approval of the Merger by the shareholders of the Company and Parent, and a significant portion of which is contingent upon the consummation of the Transaction. In addition, Parent has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Parent and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation including, during the past two years (i) with respect to Parent, having acted as joint bookrunning lead managing underwriter in connection with offerings of equity securities by Parent in February 2016 and June 2014, having acted as co-managing underwriter in connection with an offering of equity securities by an affiliate of Parent in November 2015 and having acted as bookrunning lead managing underwriter in connection with the initial public offering of equity securities by an affiliate of Parent in February 2014, and (ii) with respect to the Company, having acted as a sales agent in connection with the sale of equity securities by affiliates of the Company in 2014. In addition, Credit Suisse or certain of its affiliates are participants in the credit facilities of and lenders to Parent and certain of its affiliates and are also participants in the credit facilities of and lenders to the Company and certain of its affiliates and Credit Suisse is a party to equity distribution agreements with the Company and an affiliate of the Company pursuant to which Credit Suisse may act as a sales agent for sales of shares of Company Common Stock by the Company and sales of equity securities by such affiliate but, as Parent is aware, Credit Suisse has not sold any such securities as agent in 2016. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the Transaction and equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies and their affiliates.

It is understood that this letter is for the information of the Board in connection with its consideration of the Transaction. This letter does not constitute a recommendation to the Board with respect to the proposed Transaction or advice or a recommendation to any holder of Parent Common Stock as to how such holder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction pursuant to the Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

CREDIT SUISSE SECURITIES (CANADA), INC.

APPENDIX D

OPINION OF RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

September 5, 2016

The Board of Directors

Enbridge Inc.

200, 425 - 1st Street S.W.

Calgary, AB T2P 3L8

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Enbridge Inc. (“Enbridge”), Spectra Energy Corp (“Spectra”) and Sand Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Enbridge, propose to enter into an agreement and plan of merger (the “Agreement”) whereby Merger Sub shall merge with and into Spectra (the “Merger”), with Spectra surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware. Under the terms of the Agreement, Enbridge will acquire all of the issued and outstanding shares of Spectra’s common stock (the “Spectra Common Stock”) for consideration of 0.984 (the “Exchange Ratio”) of a common share of Enbridge (the “Enbridge Common Shares”), for each share of Spectra Common Stock. The terms of the Merger will be more fully described in a management information circular (the “Circular”), which will be mailed to the holders of Enbridge Common Shares in connection with the Merger.

The board of directors of Enbridge (the “Board”) has retained RBC to provide advice and assistance to the Board in evaluating the Merger, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the Exchange Ratio from a financial point of view to Enbridge. RBC has not prepared a valuation of Enbridge, Spectra or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

Enbridge initially contacted RBC regarding a potential advisory assignment in July 2016 and RBC was formally engaged by the Board through an agreement between Enbridge and RBC (the “Engagement Agreement”) effective July 28, 2016. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on approval of the Merger by holders of Enbridge Common Shares and holders of Spectra Common Stock and completion of the Merger. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Enbridge in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by Enbridge with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Enbridge, Spectra or any of their respective associates or affiliates. RBC and its affiliates have not been engaged to provide any financial advisory services nor have they participated in any financing involving Enbridge, Spectra or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as disclosed herein. In the past two years, RBC and its affiliates have been engaged in the following capacities for Enbridge and its associates and affiliates: (i) financial advisor to Enbridge with respect to the transfer of Enbridge’s Canadian liquids pipelines business and renewable energy assets to Enbridge Income Fund (“EIF”) in September 2015; (ii) joint-bookrunner on a $2,300 million Enbridge Common Share offering in February 2016; (iii) joint-bookrunner on a $275 million Enbridge preferred share offering in September 2014; (iv) joint-bookrunner on $337 million, $700 million and $575 million Enbridge Income Fund Holdings Inc. common share offerings in September 2014, October 2015 and April 2016, respectively; (v) co-manager on $330 million, $500 million and $250 million EIF medium term note offerings in November 2014; (vi) co-manager on $600 million, $400 million, $400 million and $400 million Enbridge Pipelines Inc. (“Enbridge Pipelines”) medium term note offerings in September 2015, September 2015, August 2016 and August 2016, respectively; (vii) co-manager on $170 million, $400 million and $300 million Enbridge Gas Distribution Inc. (“Enbridge Gas Distribution”) medium term note offerings in September 2015, September 2015 and August 2016, respectively; (viii) co-manager on $100 million and $100 million Gaz Métro inc. first mortgage bond offerings in March 2015 and May 2016, respectively; and (ix) ongoing dealer for Enbridge’s, Enbridge Pipelines’ and Enbridge Gas Distribution’s commercial paper programs. In the past two years, RBC and its affiliates have been engaged in the following capacities for Spectra and its associates and affiliates: (i) sales agent for Spectra’s US$500 million at-the-market equity program since March 2016; (ii) sales agent for Spectra Energy Partners, LP’s (“Spectra Energy Partners”) US$1,000 million at-the-market-equity program since November 2015; (iii) financial advisor to DCP Midstream, LLC (“DCP Midstream”) on the sale of assets to American Midstream Partners, LP in October 2014; (iv) co-manager on $115 million and $300 million Westcoast Energy Inc. (“Westcoast”) preferred share offerings in December 2015 and August 2016, respectively; and (v) ongoing dealer for Spectra Energy Partners’ and DCP Midstream Partners, LP’s (“DCP Midstream Partners”) commercial paper programs. There are no understandings, agreements or commitments between RBC and its affiliates and Enbridge, Spectra or any of their respective associates or affiliates with respect to any future business dealings. RBC and its affiliates may, in the future, in the ordinary course of their business, perform financial advisory or investment banking services for Enbridge, Spectra or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Enbridge, Spectra and certain of their respective associates and affiliates in the normal course of business.

RBC and its affiliates act as trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Enbridge, Spectra or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of any such party or any client in respect of any such securities, in each case, for which they received or may receive compensation. As an investment dealer, RBC and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to Enbridge, Spectra, any of their respective associates or affiliates or the Merger.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated September 5, 2016, of the Agreement;

2.

audited financial statements of Spectra, Spectra Energy Partners, Westcoast, Union Gas Limited (“Union Gas”) and DCP Midstream Partners for each of the five years ended December 31, 2011, 2012, 2013, 2014 and 2015;

3.	unaudited financial statements of Spectra, Spectra Energy Partners, Westcoast, Union Gas and DCP Midstream Partners for the quarters ended March 31, 2016 and June 30, 2016;

4.	unaudited financial statements of DCP Midstream for the quarter ended June 30, 2016;

5.	annual reports on Form 10-K of Spectra, Spectra Energy Partners and DCP Midstream Partners for each of the two years ended December 31, 2014 and 2015;

6.	annual reports of Westcoast and Union Gas for each of the two years ended December 31, 2014 and 2015;

7.

the Proxy Statement and Notice of Annual Meeting of Shareholders of Spectra for the meeting held on April 26, 2016 and the Proxy Statement and Notice of Annual Meeting of Shareholders of Spectra for the meeting held on April 28, 2015;

8.	annual information forms of Westcoast and Union Gas for each of the two years ended December 31, 2014 and 2015;

9.	unaudited projected financial information for Spectra on a consolidated basis, prepared by management of Spectra, for the years ending December 31, 2016 through December 31, 2019;

10.	unaudited projected financial information for Spectra Energy Partners on a consolidated basis, prepared by management of Spectra, for the years ending December 31, 2016 through December 31, 2019;

11.	certain other projected financial information for Spectra on a segmented basis by business unit, prepared by management of Spectra, for the years ending December 31, 2016 through December 31, 2019;

12.	audited financial statements of Enbridge for each of the five years ended December 31, 2011, 2012, 2013, 2014 and 2015;

13.	unaudited financial statements of Enbridge for the quarters ended March 31, 2016 and June 30, 2016;

14.	annual reports of Enbridge for each of the two years ended December 31, 2014 and 2015;

15.

the Notice of Annual Meeting and Management Information Circular of Enbridge for the meeting held on May 12, 2016 and the Notice of Annual and Special Meeting and Management Information Circular of Enbridge for the meeting held on May 6, 2015;

16.	annual information forms of Enbridge for each of the two years ended December 31, 2014 and 2015;

17.	unaudited projected financial statements for Enbridge on a consolidated basis, prepared by management of Enbridge, for the years ending December 31, 2016 through December 31, 2019;

18.

unaudited projected financial information for Enbridge, pro forma completion of the Merger, on a consolidated basis, prepared by management of Enbridge, for the years ending December 31, 2017 through December 31, 2019;

19.	discussions with senior management of Enbridge;

20.	discussions with Enbridge’s legal counsel;

21.

public information relating to the business, operations, financial performance and stock trading history of Enbridge, Spectra, Spectra Energy Partners, DCP Midstream Partners and other selected public companies considered by us to be relevant;

22.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

23.	public information regarding the North American oil and gas infrastructure and utilities industries;

24.

representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of Enbridge as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

25.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Enbridge to any information requested by RBC. RBC requested a certificate of representation from Spectra, however Spectra declined to provide such a certificate.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Enbridge and Spectra) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Enbridge and Spectra, and their respective consultants and advisors (collectively, the “Enbridge Information” as it relates to Enbridge and its associates and affiliates and the “Spectra Information” as it relates to Spectra and its associates and affiliates). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Enbridge Information and Spectra Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Enbridge Information or Spectra Information.

Senior officers of Enbridge have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Enbridge Information (as defined above) provided orally by, or in the presence of, an officer or employee of Enbridge or in writing by Enbridge or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Enbridge Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Enbridge, its subsidiaries or the Merger and did not and does not omit to state a material fact in respect of Enbridge, its subsidiaries or the Merger necessary to make the Enbridge Information or any statement contained therein not misleading in light of the circumstances under which the Enbridge Information was provided or any statement was made, except in all cases for Enbridge Information that has been superseded by Enbridge Information that was subsequently provided to RBC; and that (ii) since the dates on which the Enbridge Information was provided to RBC, except as publicly disclosed by Enbridge or disclosed orally or in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Enbridge or any of its subsidiaries and no material change has occurred in the Enbridge Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Merger will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Enbridge, Spectra and their respective associates and affiliates, as they were reflected in the Enbridge Information and the Spectra Information and as they have been represented to RBC in discussions with management of Enbridge. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Merger.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The

Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Enbridge Common Shares as to whether to vote in favour of the issuance of Enbridge Common Shares in connection with the Merger.

Fairness Analysis

Approach to Fairness

In considering the fairness of the Exchange Ratio from a financial point of view to Enbridge, RBC principally considered and relied upon the following approaches: (i) a comparison of the value of the Enbridge Common Shares to be issued to holders of Spectra Common Stock under the Merger (the “Merger Consideration”) to a discounted cash flow analysis of Spectra (the “Spectra DCF Analysis”), each on a per share basis; (ii) a comparison of the value of the Merger Consideration to a sum-of-the-parts analysis of Spectra’s businesses, each on a per share basis; (iii) a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the Merger Consideration; (iv) a comparison of the Exchange Ratio to the exchange ratios implied by dividing the values per share implied by the Spectra DCF Analysis by the values per share implied by a discounted cash flow analysis of Enbridge; and (v) an analysis of the pro forma impact of the Merger on Enbridge.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to Enbridge.

Yours very truly,

RBC DOMINION SECURITIES INC.

APPENDIX E

CONSENTS OF FINANCIAL ADVISORS

CONSENT OF CREDIT SUISSE SECURITIES (CANADA), INC.

Enbridge Inc.

200, Fifth Avenue Place

425 – 1st Street S.W.

Calgary, Alberta

Canada T2P 3L8

We refer to our opinion, dated September 5, 2016 (the “Opinion”), which we provided to the Board of Directors (the “Board”) of the Enbridge Inc. (the “Corporation”) for its exclusive use only in connection with its consideration of the proposed merger (the “Merger”) of Spectra Energy Corp (“Spectra Energy”) with a wholly-owned subsidiary of the Corporation (“Merger Sub”) pursuant to the Agreement and Plan of Merger, dated September 5, 2016, among Spectra Energy, the Corporation and Merger Sub. As a result of the Merger, Spectra Energy will become a wholly-owned subsidiary of the Corporation. The Opinion was rendered as of September 5, 2016, speaks only as of such date and remains subject to the procedures followed and the assumptions, qualifications, limitations and other matters considered in connection with the preparation of the Opinion as set forth therein.

We hereby consent to the filing of the Opinion with the securities regulatory authority in each of the provinces of Canada and the inclusion of the Opinion as Appendix C to the Notice of Special Meeting and Management Information Circular of the Corporation dated November 10, 2016 (the “Circular”). We also consent to the references to our firm name and the Opinion contained in “GLOSSARY OF TERMS”, “GENERAL INFORMATION ABOUT THE MEETING – Recommendation of the Enbridge Board of Directors” and “THE MERGER – Recommendation of the Enbridge Board of Directors” and to references to our firm name and the summary of the Opinion contained in the “SUMMARY – Opinions of Enbridge’s Financial Advisors – Opinion of Credit Suisse,” “THE MERGER – Background of the Merger,” “THE MERGER – Enbridge’s Reasons for the Merger” and “THE MERGER – Opinions of Enbridge’s Financial Advisors – Opinion of Credit Suisse” set forth in the Circular. This is a consent contemplated by Section 10.1 of National Instrument 41-101 – General Prospectus Requirements and, to the extent permitted by law, we disclaim any liability beyond the statutory liability provisions of Canadian securities legislation applicable to the Circular.

DATED November 10, 2016.

(signed) “Credit Suisse Securities (Canada), Inc.”

CREDIT SUISSE SECURITIES (CANADA), INC.

E-1

CONSENT OF RBC DOMINION SECURITIES INC.

To:	The Board of Directors of Enbridge Inc. (the “Corporation”)

We refer to the fairness opinion dated September 5, 2016 (the “Fairness Opinion”), which we provided to the Board of Directors of the Corporation (the “Board”) for its exclusive use only in connection with its evaluation of the combination of the Corporation and Spectra Energy Corp (“Spectra Energy”) whereby Sand Merger Sub, Inc., a wholly-owned subsidiary of the Corporation, will merge with and into Spectra Energy, and as a result Spectra Energy will become a wholly-owned subsidiary of the Corporation. The Fairness Opinion was rendered as of September 5, 2016 and remains subject to the assumptions, limitations and qualifications contained therein.

We consent to the filing of the Fairness Opinion with the securities regulatory authority in each of the provinces of Canada and the inclusion of the Fairness Opinion in the Notice of Special Meeting and Management Information Circular of the Corporation dated November 10, 2016 (the “Circular”). We also consent to the references to our firm name and the Fairness Opinion in the Circular. To the extent permitted by law, we disclaim any liability beyond the statutory liability provisions of Canadian securities legislation applicable to the Circular.

DATED November 10, 2016.

(signed) “RBC Dominion Securities Inc.”

RBC DOMINION SECURITIES INC.

E-2

APPENDIX F

INFORMATION CONCERNING SPECTRA ENERGY CORP

The following information about Spectra Energy should be read in conjunction with the documents incorporated by reference into this “Appendix F – Information Concerning Spectra Energy Corp” and the information concerning Spectra Energy appearing elsewhere in the Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix F – Information Concerning Spectra Energy Corp” shall have the meanings ascribed to them in the Management Information Circular.

The terms “we,” “our,” “us” and “Spectra Energy” as used in this Appendix F refer collectively to Spectra Energy Corp and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within Spectra Energy. The term “Spectra Energy Partners” refers to our Spectra Energy Partners operating segment. The term “SEP” refers to Spectra Energy Partners, LP, our master limited partnership.

Notice to Reader

Information in this Appendix F has been furnished by Spectra Energy. The Enbridge board of directors has relied exclusively upon Spectra Energy, without independent verification by Enbridge for such information. Although Enbridge does not have any knowledge that would indicate that such information is untrue or incomplete, neither Enbridge nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Spectra Energy’s financial statements, or for the failure by Spectra Energy to disclose events or information that may affect or be necessary to ensure the completeness or accuracy of such information. For further information regarding Spectra Energy, please refer to Spectra Energy’s filings with the SEC which may be obtained under Spectra Energy’s profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. All financial amounts are presented in U.S. dollars, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained or incorporated by reference in this Appendix F of the Management Information Circular are forward-looking statements within the meaning of certain securities laws, including the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. This Appendix F to the Management Information Circular may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, natural gas and crude oil supply and demand dynamics, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the Merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Spectra Energy’s beliefs regarding future performance, which is inherently uncertain. Forward-looking statements are typically identified by words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “foresees”, “goal”, “intends”, “likely”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, or “would” and similar expressions, although not all forward-looking information contains these identifying words.

By their very nature, forward-looking statements require Spectra Energy to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that Spectra Energy’s predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that Spectra Energy’s assumptions may not be correct and that Spectra Energy’s objectives, strategic goals and priorities will not be achieved. Spectra Energy cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that Spectra Energy may be required to modify the terms and conditions of the Merger Agreement to achieve regulatory or shareholder approval, or that the anticipated benefits of the Merger are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where Spectra Energy does business; general business and economic conditions in Canada, the U.S. and other countries in which Spectra Energy conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of competition in the markets in which Spectra Energy operates; the impact of changes in the laws and regulations regulating the oil and gas industries or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs to realize all of the anticipated benefits of the Merger; the risk that expected synergies and benefits of the Merger will not be realized within the expected time frame or at all; reputational risks; the outcome of various litigation and proceedings in which Spectra Energy is involved and the adequacy of reserves maintained therefor; and other factors that may affect future results of Spectra Energy, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.

Spectra Energy cautions that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the Merger and the future results of Spectra Energy. The forward-looking statements speak only as of the date of the Management Information Circular, in the case of forward-looking statements contained in the Management Information Circular, or the dates of the documents incorporated by reference into the Management Information Circular, in the case of forward-looking statements made in those incorporated documents. When relying on Spectra Energy’s forward-looking statements to make decisions with respect to Spectra Energy, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, Spectra Energy does not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of the Management Information Circular or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause Spectra Energy’s results to differ materially from those described in the forward-looking statements, please see the section entitled “Risk Factors” as well as in the reports that Spectra Energy has filed with the SEC and SEDAR, as applicable, described in the section entitled “Additional Information” in the Management Information Circular.

All written or oral forward-looking statements concerning the Merger or other matters addressed in the Management Information Circular and attributable to Spectra Energy or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in the Management Information Circular.

CORPORATE STRUCTURE

Name and Incorporation

Spectra Energy was incorporated on July 28, 2006 as a Delaware corporation pursuant to the Delaware General Corporation Law.

The principal executive offices of Spectra Energy are located at 5400 Westheimer Court, Houston, Texas 77056 and our telephone number is 713-627-5400. Spectra Energy’s website is www.spectraenergy.com.

Intercorporate Relationships

The following organization chart presents the name and the jurisdiction of incorporation of Spectra Energy’s material subsidiaries as at September 30, 2016. The chart does not include all of the subsidiaries of Spectra

Energy. The assets and revenues of the excluded subsidiaries did not, individually exceed 10%, or in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of Spectra Energy as at September 30, 2016.

Unless otherwise indicated, Spectra Energy owns, directly or indirectly, 100% of the voting securities of all the subsidiaries below:

BUSINESS OF SPECTRA ENERGY

Spectra Energy, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets and is one of North America’s leading natural gas infrastructure companies. We also own and operate a crude oil pipeline system that connects Canadian and U.S. producers to refineries in the U.S. Rocky Mountain and Midwest regions. For over a century, we and our predecessor companies have developed critically important pipelines and related energy infrastructure connecting natural gas supply sources to premium markets. We currently operate in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. We provide transmission and storage of natural gas to customers in various regions of the northeastern and southeastern U.S., the Maritime provinces in Canada, the Pacific Northwest in the U.S. and Canada, and in the Province of Ontario, Canada. We also provide natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. We also own a 50% interest in DCP Midstream, LLC

(“DCP Midstream”), based in Denver, Colorado, one of the leading natural gas gatherers in the U.S., and one of the largest U.S. producers and marketers of natural gas liquids (“NGLs”).

Our natural gas pipeline systems consist of approximately 21,000 miles of transmission pipelines. Our storage facilities provide approximately 300 billion cubic feet (“Bcf”) of net storage capacity in the U.S. and Canada. Our crude oil pipeline system, Express-Platte, consists of over 1,700 miles of transmission pipeline comprised of the Express pipeline and the Platte pipeline systems.

Business

We manage our business in four reportable segments: Spectra Energy Partners, Distribution, Western Canada Transmission & Processing, and Field Services. The remainder of our business operations is presented as “Other”, and consists of unallocated corporate costs, employee benefit plan assets and liabilities, 100%-owned captive insurance subsidiaries, and other miscellaneous activities. The following sections describe the operations of each of our businesses.

For financial information on our business segments, see Note 4 of Notes to Consolidated Financial Statements in Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F, and Note 3 of Notes to Condensed Consolidated Financial Statements in Spectra Energy’s unaudited consolidated financial statements for the quarter ended September 30, 2016 attached as Schedule B to this Appendix F.

Spectra Energy Partners

As of September 30, 2016, we own a 76% equity interest in SEP, a natural gas, crude oil and NGL infrastructure master limited partnership, which owns 100% of Texas Eastern Transmission, LP (“Texas Eastern”), 100% of

Algonquin Gas Transmission, LLC (“Algonquin”), 100% of East Tennessee Natural Gas, LLC (“East Tennessee”), 100% of Express-Platte, 100% of Saltville Gas Storage Company L.L.C. (“Saltville”), 100% of Ozark Gas Gathering, L.L.C. (“Ozark Gas Gathering”) and Ozark Gas Transmission, L.L.C. (“Ozark Gas Transmission”), 100% of Big Sandy Pipeline, LLC (“Big Sandy”), 100% of Market Hub Partners Holding (“Market Hub”), 100% of Bobcat Gas Storage (“Bobcat”), 78% of Maritimes & Northeast Pipeline, L.L.C. (“M&N U.S.”), 50% of Southeast Supply Header, LLC (“SESH”), 50% of Steckman Ridge, LP (“Steckman Ridge”) and 50% of Gulfstream Natural Gas System, L.L.C. (“Gulfstream”).

On October 30, 2015, Spectra Energy acquired SEP’s 33.3% ownership interests in DCP Sand Hills Pipeline, LLC (“Sand Hills”) and DCP Southern Hills Pipeline, LLC (“Southern Hills”). See Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F, including Notes 2 and 3 of Notes to Consolidated Financial Statements, for further discussion.

SEP is a publicly traded entity which trades on the NYSE under the symbol “SEP.” See Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F, including Note 2 of Notes to Consolidated Financial Statements, for further discussion of SEP.

Our Spectra Energy Partners business primarily provides transmission, storage and gathering of natural gas, as well as the transportation and storage of crude oil through interstate pipeline systems for customers in various regions of the midwestern, northeastern and southern U.S. and Canada. SEP’s pipeline systems consist of approximately 15,400 miles of transmission and transportation pipelines. The pipeline systems in our Spectra Energy Partners business receive natural gas and crude oil from major North American producing regions for delivery to their respective markets. A majority of contracted transportation volumes are under long-term firm service agreements where customers reserve capacity in the pipeline. Interruptible services, where customers can use capacity if it is available at the time of the request, are provided on a short-term or seasonal basis. Demand on the natural gas pipeline and storage systems is seasonal, with the highest throughput occurring during colder periods in the first and fourth quarters, and storage injections occurring primarily during the summer periods.

Most of Spectra Energy Partners’ pipeline and storage operations are regulated by the FERC and are subject to the jurisdiction of various federal, state and local environmental agencies. FERC is the U.S. agency that regulates the transportation of natural gas and crude oil in interstate commerce. The NEB is the Canadian agency that regulates the transportation of crude oil in Canada.

Texas Eastern

As of September 30, 2016, we have an effective 76% ownership interest in Texas Eastern through our ownership of SEP. The Texas Eastern natural gas transmission system extends approximately 1,700 miles from producing fields in the Gulf Coast region of Texas and Louisiana to Ohio, Pennsylvania, New Jersey and New York. It consists of two parallel systems, the first of which has one to four large-diameter parallel pipelines and the other with one to three large-diameter pipelines. Texas Eastern’s onshore system consists of approximately 8,700 miles of pipeline and associated compressor stations (facilities that increase the pressure of gas to facilitate its pipeline transmission). Texas Eastern also owns and operates two offshore Louisiana pipeline systems, which extend approximately 100 miles into the Gulf of Mexico and include approximately 400 miles of pipeline. Texas Eastern has two storage facilities in Pennsylvania held through joint ventures and one 100%-owned and operated storage facility in Maryland. Texas Eastern’s total working joint venture capacity in these three facilities is 74 Bcf. In addition, Texas Eastern’s system is connected to Steckman Ridge, a 12 Bcf joint venture storage facility in Pennsylvania, and three affiliated storage facilities in Texas and Louisiana, aggregating 77 Bcf, owned by Market Hub and Bobcat.

Algonquin

As of September 30, 2016, we have an effective 76% ownership interest in Algonquin through our ownership of SEP. The Algonquin natural gas transmission system connects with Texas Eastern’s facilities in New Jersey and extends approximately 250 miles through New Jersey, New York, Connecticut, Rhode Island and Massachusetts where it connects to the Maritimes & Northeast Pipeline. The system consists of approximately 1,130 miles of pipeline with associated compressor stations.

East Tennessee

As of September 30, 2016, we have an effective 76% ownership interest in East Tennessee through our ownership of SEP. East Tennessee’s natural gas transmission system crosses Texas Eastern’s system at two locations in Tennessee and consists of two mainline systems totaling approximately 1,500 miles of pipeline in Tennessee, Georgia, North Carolina and Virginia, with associated compressor stations. East Tennessee has a liquefied natural gas (“LNG”), natural gas that has been converted to liquid form, storage facility in Tennessee with a total working capacity of 1 Bcf. East Tennessee also connects to the Saltville storage facilities in Virginia that have a working gas capacity of approximately 5 Bcf.

Maritimes & Northeast Pipeline

As of September 30, 2016, we have an effective 59% ownership interest in M&N U.S. through our ownership of SEP. M&N U.S. is owned 78% directly by SEP, with affiliates of Emera, Inc. and Exxon Mobil Corporation directly owning the remaining 13% and 9% interests, respectively. M&N U.S. is an approximately 350-mile mainline interstate natural gas transmission system which extends from the border of Canada near Baileyville, Maine to northeastern Massachusetts. M&N U.S. is connected to the Canadian portion of the Maritimes & Northeast Pipeline system, Maritimes & Northeast Pipeline Limited Partnership (“M&N Canada”), which is owned 78% by us as part of our Western Canada Transmission & Processing segment. M&N U.S. facilities include compressor stations, with a market delivery capability of approximately 0.8 billion cubic feet per day (“Bcf/d”) of natural gas. The pipeline’s location and key interconnects with our transmission system link regional natural gas supplies to the northeast U.S. markets.

Ozark

As of September 30, 2016, we have an effective 76% ownership interest in Ozark Gas Transmission and Ozark Gas Gathering through our ownership of SEP. Ozark Gas Transmission consists of an approximately 365-mile natural gas transmission system extending from southeastern Oklahoma through Arkansas to southeastern Missouri. Ozark Gas Gathering consists of an approximately 330-mile natural gas gathering system, with associated compressor stations, that primarily serves Arkoma basin producers in eastern Oklahoma.

Big Sandy

As of September 30, 2016, we have an effective 76% ownership interest in Big Sandy through our ownership of SEP. Big Sandy is an approximately 70-mile natural gas transmission system, with associated compressor stations, located in eastern Kentucky. Big Sandy’s interconnection with the Tennessee Gas Pipeline system links the Huron Shale and Appalachian Basin natural gas supplies to the mid-Atlantic and northeast markets.

Gulfstream

As of September 30, 2016, we have an effective 38% investment in Gulfstream through our ownership of SEP. Gulfstream is an approximately 745-mile interstate natural gas transmission system, with associated compressor stations, operated jointly by us and The Williams Companies, Inc. (“Williams”). Gulfstream transports natural gas from Mississippi, Alabama, Louisiana and Texas, crossing the Gulf of Mexico to markets in central and southern Florida. Gulfstream is owned 50% directly by SEP and 50% by affiliates of Williams. Our investment in Gulfstream is accounted for under the equity method of accounting.

Express-Platte

As of September 30, 2016, we have an effective 76% ownership interest in Express-Platte, acquired in 2013, through our ownership of SEP. The Express-Platte pipeline system, an approximately 1,700-mile crude oil transportation system, which begins in Hardisty, Alberta, and terminates in Wood River, Illinois, is comprised of both the Express and Platte crude oil pipelines. The Express pipeline carries crude oil to U.S. refining markets in the Rockies area, including Montana, Wyoming, Colorado and Utah. The Platte pipeline, which interconnects with the Express pipeline in Casper, Wyoming, transports crude oil predominantly from the Bakken shale and western Canada to refineries in the Midwest.

Southeast Supply Header

As of September 30, 2016, we have an effective 38% total investment in SESH through our ownership of SEP, an approximately 290-mile natural gas transmission system, with associated compressor stations, operated jointly by Spectra Energy and CenterPoint Energy Southeastern Pipelines Holding, LLC. SESH extends from the Perryville Hub in northeastern Louisiana where the emerging shale gas production of eastern Texas, northern Louisiana and Arkansas, along with conventional production, is reached from five major interconnections. SESH extends to Alabama, interconnecting with 14 major north-south pipelines and three high-deliverability storage facilities. SESH is owned 50% directly by SEP and 50% by Enable Midstream Partners, LP. Our investment in SESH is accounted for under the equity method of accounting.

Market Hub

As of September 30, 2016, we have an effective 76% ownership interest in Market Hub through our ownership of SEP. Market Hub owns and operates two natural gas storage facilities, Moss Bluff and Egan, with a total storage capacity of approximately 47 Bcf. The Moss Bluff facility consists of four salt dome storage caverns located in southeast Texas, with access to five pipeline systems including the Texas Eastern system. The Egan facility consists of four salt dome storage caverns located in south central Louisiana, with access to ten pipeline systems, including the Texas Eastern system.

Saltville

As of September 30, 2016, we have an effective 76% ownership interest in Saltville through our ownership of SEP. Saltville owns and operates natural gas storage facilities in Virginia with a total storage capacity of approximately 5 Bcf, interconnecting with East Tennessee’s system. This salt cavern facility offers high deliverability capabilities and is strategically located near markets in Tennessee, Virginia and North Carolina.

Bobcat

As of September 30, 2016, we have an effective 76% ownership interest in Bobcat through our ownership of SEP. Bobcat, an approximately 30 Bcf salt dome facility, is strategically located on the Gulf Coast near Henry Hub, interconnecting with five major interstate pipelines, including Texas Eastern.

Steckman Ridge

As of September 30, 2016, we have an effective 38% investment in Steckman Ridge through our ownership of SEP. Steckman Ridge is an approximately 12 Bcf depleted reservoir storage facility located in south central Pennsylvania that interconnects with the Texas Eastern and Dominion Transmission, Inc. systems. Steckman Ridge is owned 50% directly by SEP and 50% by NJR Steckman Ridge Storage Company. Our investment in Steckman Ridge is accounted for under the equity method of accounting.

Customers and Contracts

In general, Spectra Energy Partners’ natural gas pipelines provide transmission and storage services for local distribution companies (“LDCs”, companies that obtain a major portion of their revenues from retail distribution systems for the delivery of natural gas for ultimate consumption), electric power generators, exploration and production companies, and industrial and commercial customers, as well as energy marketers. Transmission and storage services are generally provided under firm agreements where customers reserve capacity in pipelines and storage facilities. The vast majority of these agreements provide for fixed reservation charges that are paid monthly regardless of the actual volumes transported on the pipelines or injected or withdrawn from our storage facilities, plus a small variable component that is based on volumes transported, injected or withdrawn, which is intended to recover variable costs.

Spectra Energy Partners also provides interruptible transmission and storage services where customers can use capacity if it is available at the time of the request. Interruptible revenues depend on the amount of volumes transported or stored and the associated rates for this interruptible service. New projects placed into service may initially have higher levels of interruptible services at inception. Storage operations also provide a variety of other value-added services including natural gas parking, loaning and balancing services to meet our customers’ needs.

Customers on the Express-Platte system are primarily refineries located in the Rocky Mountain and Midwestern states of the U.S. Other customers include oil producers and marketing entities. Express capacity is typically contracted under long-term committed contracts where customers reserve capacity and pay commitment charges based on a contracted volume even if they do not ship. A small amount of Express capacity and all Platte capacity is used by uncommitted shippers who only pay for the pipeline capacity that is actually used in a given month.

Distribution

We provide distribution services in Canada through our subsidiary, Union Gas Limited (“Union Gas”). Union Gas is a major Canadian natural gas storage, transmission and distribution company based in Ontario with over 100 years of operations and service to customers. The distribution business serves approximately 1.4 million residential, commercial and industrial customers in more than 400 communities across northern, southwestern and eastern Ontario. Union Gas’ storage and transmission business offers storage and transmission services to customers at the Dawn Hub, the largest integrated underground storage facility in Canada and one of the largest in North America. It offers customers an important link in the movement of natural gas from western Canada and U.S. supply basins to markets in central Canada and the northeast U.S.

Union Gas’ distribution system consists of approximately 40,000 miles of main and service pipelines. Distribution pipelines carry natural gas from the point of local supply to customers. Union Gas’ underground natural gas storage facilities have a working capacity of approximately 163 Bcf in 25 underground facilities located in depleted gas fields. Its transmission system consists of approximately 3,000 miles of high-pressure pipeline and associated mainline compressor stations.

Customers and Contracts

Most of Union Gas’ power generation customers, industrial and large commercial customers, and a portion of residential customers, purchase their natural gas directly from suppliers or marketers. Because Union Gas earns income from the distribution of natural gas and not from the sale of the natural gas commodity, gas distribution margins are not affected by either the source of customers’ gas supply or its price, except to the extent that prices affect actual customer usage.

Union Gas provides its in-franchise customers with regulated distribution, transmission and storage services. Union Gas also provides unregulated natural gas storage and regulated transmission services for other utilities and energy market participants, including large natural gas transmission and distribution companies. A substantial amount of Union Gas’ annual transportation and storage revenue is generated by fixed demand charges.

Western Canada Transmission & Processing

Our Western Canada Transmission & Processing business is comprised of the BC Pipeline, BC Field Services, Canadian Midstream and M&N Canada.

BC Pipeline and BC Field Services provide fee-based natural gas transmission and gas gathering and processing services. BC Pipeline is regulated by the NEB under full cost-of-service regulation. BC Pipeline transports processed natural gas from facilities located primarily in northeast British Columbia to markets in British Columbia, Alberta and the U.S. Pacific Northwest. BC Pipeline has approximately 1,750 miles of transmission pipeline in British Columbia and Alberta, as well as associated mainline compressor stations.

The BC Field Services business, which is regulated by the NEB under a “light-handed” regulatory model, consists of raw gas gathering pipelines and gas processing facilities, primarily in northeast British Columbia. These facilities provide services to natural gas producers to remove impurities from the raw gas stream including water, carbon dioxide, hydrogen sulfide and other substances. Where required, these facilities also remove various NGLs for subsequent sale by the producers. NGLs are liquid hydrocarbons extracted during the processing of natural gas. Principal commercial NGLs include butanes, propane, natural gasoline and ethane. The BC Field Services business includes eight gas processing plants located in British Columbia, associated field compressor stations and approximately 1,400 miles of gathering pipelines.

The Canadian Midstream business provides similar gas gathering and processing services in British Columbia and Alberta and consists of 11 natural gas processing plants and approximately 800 miles of gathering pipelines. This business is primarily regulated by the province where the assets are located, either British Columbia or Alberta.

On August 4, 2016, Spectra Energy completed the sale of its ownership interest in the Empress NGL operations (“Empress”) to Plains Midstream Canada ULC.

As of September 30, 2016, we own approximately 78% of M&N Canada, with affiliates of Emera, Inc. and Exxon Mobil Corporation directly owning the remaining 13% and 9% interests, respectively. M&N Canada is an approximately 550-mile mainline interprovincial natural gas transmission system which extends from Goldboro, Nova Scotia to the U.S. border near Baileyville, Maine. M&N Canada is connected to the U.S. portion of the Maritimes & Northeast Pipeline system, M&N U.S., which is directly owned by SEP (part of our Spectra Energy Partners segment) and affiliates of Emera, Inc. and Exxon Mobil Corporation. M&N Canada facilities include associated compressor stations and have a market delivery capability of approximately 0.6 Bcf/d of natural gas. The pipeline’s location and key interconnects with Spectra Energy’s transmission system link regional natural gas supplies to the northeast U.S. and Atlantic Canadian markets.

Customers & Contracts

BC Pipeline provides: (i) transmission services from the outlet of natural gas processing plants primarily in northeast British Columbia to LDCs, end-use industrial and commercial customers, marketers, and exploration and production companies requiring transmission services to the nearest natural gas trading hub; and (ii) transmission services primarily to downstream markets in the Pacific Northwest (both in the U.S. and Canada) using the southern portion of the transmission pipeline and markets in Alberta through pipeline interconnects in northern British Columbia with Nova Gas Transmission Ltd. The majority of transportation services are provided under firm agreements, which provide for fixed reservation charges that are paid monthly regardless of actual volumes transported on the pipeline, plus a small variable component that is based on volumes transported to recover variable costs. BC Pipeline also provides interruptible transmission services where customers can use capacity if it is available at the time of request. Payments under these services are based on volumes transported.

The BC Field Services and Canadian Midstream operations in western Canada provide raw natural gas gathering and processing services to exploration and production companies under agreements which are fee-for-service contracts which do not expose us to direct commodity-price risk. However, a sustained decline in natural gas prices has impacted our ability to negotiate and renew expiring service contracts with customers in certain areas of our operations. The BC Field Services and Canadian Midstream operations provide both firm and interruptible services.

Field Services

Field Services consists of our 50% investment in DCP Midstream, which is accounted for as an equity investment. DCP Midstream gathers, compresses, treats, processes, transports, stores and sells natural gas. In addition, this segment produces, fractionates, transports, stores and sells NGLs, recovers and sells condensate, and trades and markets natural gas and NGLs. Phillips 66 owns the other 50% interest in DCP Midstream. DCP Midstream currently owns an approximate 21% interest in DCP Midstream Partners, LP (“DCP Partners”), a publicly traded master limited partnership which trades on the NYSE under the symbol “DPM.” As its general partner, DCP Midstream accounts for its investment in DCP Partners as a consolidated subsidiary.

On October 30, 2015, Spectra Energy contributed our 33.3% interests in Sand Hills and Southern Hills NGL pipelines to DCP Midstream. See Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F, including Note 3 of Notes to Consolidated Financial Statements, for further discussion of this transaction.

DCP Midstream owns or operates assets in 17 states in the U.S. DCP Midstream’s gathering systems include connections to several interstate and intrastate natural gas and NGL pipeline systems, one natural gas storage facility and one NGL storage facility. DCP Midstream operates in a diverse number of regions, including the Permian Basin, Eagle Ford, Niobrara/DJ Basin and Midcontinent. DCP Midstream owns or operates approximately 67,000 miles of gathering and transmission pipeline.

As of September 30, 2016, DCP Midstream owned or operated 61 natural gas processing plants, which separate raw natural gas that has been gathered on DCP Midstream’s and third-party systems into condensate, NGLs and residue gas.

The NGLs separated from the raw natural gas are either sold and transported as NGL raw mix or further separated through a fractionation process into their individual components (ethane, propane, butane and natural gasoline) and then sold as components. As of September 30, 2016, DCP Midstream owned or operated 12 fractionators. In addition, DCP Midstream operates a propane wholesale marketing business and a eight million barrel propane and butane storage facility in the northeastern U.S.

The residue natural gas (gas that has had associated NGLs removed) separated from the raw natural gas is sold at market-based prices to marketers and end-users, including large industrial customers and natural gas and electric utilities serving individual consumers. DCP Midstream also stores residue natural gas at its 12 Bcf Southeast Texas natural gas storage facility located near Beaumont, Texas.

DCP Midstream uses NGL trading and storage at its Mont Belvieu, Texas and Conway, Kansas NGL market centers to manage price risk and to provide additional services to its customers. Asset-based gas trading and marketing activities are supported by ownership of the Southeast Texas storage facility and various intrastate pipelines which provide access to market centers/hubs such as Katy, Texas and the Houston Ship Channel.

DCP Midstream’s operating results are significantly affected by changes in average NGL, natural gas and crude oil prices, which have declined substantially since the last half of 2014. DCP Midstream closely monitors the risks associated with these price changes. See Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk in Spectra Energy’s Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of DCP Midstream’s exposure to changes in commodity prices.

Customers and Contracts

DCP Midstream sells a portion of its NGLs to Phillips 66 and Chevron Phillips Chemical Company LLC (“CPChem”). In addition, DCP Midstream purchases NGLs from CPChem. Prior to December 31, 2014 approximately 35% of DCP Midstream’s NGL production was committed to Phillips 66 and CPChem under 15-year contracts, the primary production commitment of which began a ratable wind down period in December 2014 and expires in January 2019. Approximately 27% of DCP Midstream’s NGL production was committed to Phillips 66 and CPChem as of September 30, 2016. DCP Midstream anticipates continuing to purchase and sell commodities with Phillips 66 and CPChem, in the ordinary course of business.

The residual natural gas, primarily methane, which results from processing raw natural gas is sold at market-based prices to marketers and end-users, including large industrial companies, natural gas distribution companies and electric utilities. DCP Midstream purchases or takes custody of substantially all of its raw natural gas from producers, principally under the following types of contractual arrangements described below. More than 75% of the volumes of gas that are gathered and processed are under percentage-of-proceeds contracts.

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Percentage-of-proceeds/index arrangements. In general, DCP Midstream purchases natural gas from producers at the wellhead or other receipt points, gathers the wellhead natural gas through its gathering system, treats and processes it, and then sells the residue natural gas and NGLs based on index prices from published index market prices. DCP Midstream remits to the producers either an agreed-upon percentage of the actual proceeds received by DCP Midstream from the sale of the residue natural gas, NGLs and condensate, or an agreed-upon percentage of the proceeds based on index-related prices or contractual recoveries for the natural gas, NGLs and condensate, regardless of the actual amount of sales proceeds which DCP Midstream receives. DCP Midstream keeps the difference between the proceeds received and the amount remitted back to the producer. Under percentage-of-liquids arrangements, DCP Midstream does not keep any amounts related to the residue natural gas proceeds and only keeps amounts related to the difference between the proceeds received and the amount remitted back to the producer related to NGLs and condensate. Certain of these arrangements may also result in the producer retaining title to all or a portion of the residue natural gas and/or the NGLs in lieu of DCP Midstream returning sales proceeds to the producer. Additionally, these arrangements may include fee-based components. DCP Midstream’s revenues from percentage-of-proceeds/index arrangements are directly related to the prices of natural gas, NGLs or condensate. DCP Midstream’s revenues under percentage-of-liquids arrangements are directly related to the price of NGLs and condensate.

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Fee-based arrangements. DCP Midstream receives a fee or fees for one or more of the following services: gathering, compressing, treating, processing, transporting or storing natural gas, and fractionating, storing and transporting NGLs. Fee-based arrangements include natural gas arrangements pursuant to which DCP Midstream obtains natural gas at the wellhead or other receipt points at an index-related price at the delivery point less a specified amount, generally the same as the transportation fees it would otherwise charge for transportation of the natural gas from the wellhead location to the delivery point. The revenue DCP Midstream earns from these arrangements is directly related to the volume of natural gas or NGLs that flows through its systems and is not dependent on commodity prices. However, to the extent that a sustained decline in commodity prices results in a decline in volumes, DCP Midstream’s revenues from these arrangements would be reduced.

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Keep-whole and wellhead purchase arrangements. DCP Midstream gathers raw natural gas from producers for processing, the NGLs and condensate are sold and the residue natural gas is returned to the producer with a British thermal unit (“Btu”) content equivalent to the Btu content of the natural gas gathered. This arrangement keeps the producer whole to the thermal value of the natural gas received. Under the terms of a wellhead purchase contract, DCP Midstream purchases natural gas from the producer at the wellhead or defined receipt point for processing and markets the resulting NGLs and residue natural gas at market prices. Under these types of contracts, DCP Midstream is exposed to the difference between the value of the NGLs extracted from processing and the value of the Btu-equivalent of the residue natural gas, or frac spread. DCP Midstream benefits in periods when NGL prices are higher relative to natural gas prices, where that frac spread exceeds our cost.

Pursuant to the above arrangements, DCP Midstream also sells condensate, which is generally similar to crude oil and is produced in association with natural gas gathering and processing. The revenues that DCP Midstream earns from the sale of condensate correlate directly with crude oil prices.

History of the Business

Our strategy has been to create superior and sustainable value for our investors, customers, employees and communities by delivering natural gas, liquids and crude oil infrastructure to premium markets. We have grown our business organically and through greenfield expansions and strategic acquisitions, with a steadfast focus on safety, reliability, customer responsiveness and profitability. We have accomplished this by:

•	Building off the strength of our asset base.

•	Maximizing that base through sector leading operations and service.

•	Effectively executing the projects we have secured.

•	Securing new growth opportunities that add value for our investors within each of our business segments.

•	Expanding our value chain participation into complementary infrastructure assets.

Natural gas supply dynamics continue to change rapidly, and there is general recognition that natural gas can be an effective solution for meeting the energy needs of North America and beyond. This causes us to be optimistic about future growth opportunities. Identified opportunities include growth in gas-fired power generation and industrial markets, LNG exports from North America, growth related to moving new sources of gas supplies to markets (including exports) and significant new liquids pipeline infrastructure. With our advantage of providing continuous access from leading supply regions through to the last mile of pipe in growing natural gas, NGL and crude oil markets, we expect to continue expanding our assets and operations to meet the evolving needs of our customers.

Crude oil supply dynamics also continue to evolve as North American production moves from growth to decline. Growing North American crude oil production had in recent years displaced imports from overseas and was driving increased demand for crude oil transportation and logistics. Although depressed global crude oil prices have resulted in declining North American oil production, we remain confident about long-term growth in North American oil production and our ability to capture future opportunities to grow our crude oil pipeline business.

Successful execution of our strategy will depend on maintaining our leadership as a safe and reliable operator and the successful execution of our capital projects. Continued growth and new opportunities will be determined by key factors, such as the continued production and the consumption of natural gas, NGLs and crude oil within North America, and our ability to provide creative solutions to meet the markets’ evolving energy needs in both North America and beyond.

We continue to be actively engaged in the national discussions in both the U.S. and Canada regarding energy policy and have taken a lead role in shaping policy as it relates to pipeline safety and operations.

The following outlines the significant developments for Spectra Energy over the course of the last three years for each of our reportable segments: Spectra Energy Partners, Distribution, Western Canada Transmission & Processing and Field Services.

Spectra Energy Partners

Completed Projects

During the fourth quarter of 2013, SEP placed in-service the New Jersey-New York Expansion, an 800 million cubic feet per day (“MMcf/d”) expansion of the Texas Eastern pipeline system consisting of a new 16-mile pipeline extension into lower Manhattan, New York and other associated facility upgrades. The project is designed to transport gas produced in the U.S. Gulf Coast, Mid-Continent, Rockies and Marcellus Shale regions into New York City.

SEP completed and placed in-service during the third quarter of 2014 the Buffalo Terminal Expansion. The Buffalo expansion consists of two additional 150,000 barrels (“Bbl”) above ground storage tanks along with delivery pump and piping facilities to supply crude oil to the Cenex Harvest States Front Range pipeline.

During the fourth quarter of 2014, SEP placed in-service two main projects: TEAM 2014 and Kingsport. TEAM 2014 is a 600 MMcf/d expansion of the Texas Eastern pipeline system consisting of new pipeline construction and is designed to transport gas produced in the Marcellus Shale to U.S. markets in the Northeast, Midwest and Gulf Coast. Kingsport is an additional 61 MMcf/d on the East Tennessee system that supports a customer’s multi-year project to convert five coal-fired power plant boilers to natural gas.

Ohio Pipeline Energy Network (“OPEN”), a 550 MMcf/d expansion of the Texas Eastern pipeline system, was placed in-service during the second half of 2015. The OPEN pipeline system consists of new pipeline, a new compressor station and other facility upgrades designed to transport gas produced in the Utica Shale and Marcellus Shale to U.S. markets in the Midwest, Southeast and Gulf Coast.

Uniontown to Gas City provides shippers with 425 MMcf/d of firm transportation service from the supply-rich area west of Uniontown, Pennsylvania to a new delivery meter with Panhandle Eastern Pipe Line near Gas City, Indiana for further redelivery to markets in the Midwest. Five shippers combine to contract for the full 425 MMcf/d of the capacity under the project. This project was placed in-service during the third quarter of 2015.

During the fourth quarter of 2015, SEP placed into service two projects: SESH Dentville and Bobcat Storage Expansion. The SESH Dentville project includes the installation of a single compressor located near the SESH/Texas Eastern Interconnect to maintain deliveries from Texas Eastern into SESH with changing pressure profile on Texas Eastern due to mainline expansion projects. SESH Dentville provides an additional capacity of up to 474 MMcf/d. The Bobcat Storage Expansion is designed to expand the storage capacity and capabilities of the Bobcat facility.

Expansion Projects in Execution

The Algonquin Incremental Market (“AIM”) project is a 342 MMcf/d expansion of the Algonquin system consisting of replacement pipeline, new pipeline, new and modified meter station facilities and additional compression at existing stations. The project is designed to transport gas from existing interconnects in New Jersey and New York to LDC markets in the northeast. We plan to invest approximately US$1.1 billion to complete the project, which is expected to be placed in-service during the second half of 2016.

The Ozark Conversion project includes abandonment of portions of the Ozark Gas Transmission system from natural gas service and leasing of the abandoned lines to Magellan Midstream Partners, L.P. to transport approximately 75,000 barrels per day (“Bbls/d”) of refined products. Completion of SEP’s scope of work occurred during the third quarter of 2015. The system was placed in-service during the first half of 2016.

Gulf Market Expansion, a Texas Eastern system expansion project, connects growth markets (Gulf Coast LNG and industrials) with diverse, growing shale supply. The project consists of installing reverse-compression capability at six compressor stations to provide up to 650 MMcf/d. The project will be executed in two phases. Phase 1, due to go in-service in the second half of 2016, will provide north to south compression at five stations. Phase 2, due to go in-service in the second half of 2017, will provide north to south compression at one station and new compression at one existing compressor station and one new compressor stations. The Gulf Market Expansion project is expected to cost approximately US$150 million.

The Loudon Expansion project will provide a customer with 40,000 dekatherms per day of incremental capacity. The project is expected to be in-service during the second half of 2016 and to cost approximately US$50 million.

Sabal Trail is 1,100 MMcf/d of new capacity to access onshore shale gas supplies. Facilities include a new 465-mile pipeline, laterals and various compressor stations. This project is expected to cost approximately US$1.6 billion and to be in-service by the first half of 2017.

Salem Lateral, an expansion of the Algonquin system, will provide for delivery of 115 MMcf/d of natural gas to the Footprint Salem Harbor Power Station in Salem, Massachusetts. In-service is scheduled for the second half of 2016 with the total project expected to cost approximately US$70 million.

The Express Enhancement project will increase system capacity by 21,000 Bbls/d. Facilities include the addition of tank storage at Hardisty, Alberta and Buffalo, Montana and additional pumps at Buffalo, Montana. The project is expected to cost approximately US$135 million and to be in-service during the second half of 2016.

Distribution

In October 2013, the Ontario Energy Board (the “OEB”) approved a five-year incentive regulation framework for Union Gas, which Union Gas used to determine the rates it charged customers for natural gas delivery services beginning January 1, 2014. The parameters of the new framework were determined through a settlement process and negotiated agreement with the key stakeholders who regularly participate in Union Gas’ rates applications and who represent the interests of Union Gas’ customers. The new incentive regulation framework establishes new rates at the beginning of each year through the use of a pricing formula rather than through the examination of revenue and cost forecasts.

In September 2015, Union Gas filed an application with the OEB for new rates effective January 1, 2016 pursuant to its incentive regulation framework. In December 2015, the OEB approved the application with an implementation date of January 1, 2016. The impact on a typical residential customer ranges from a decrease of C$3.00 to C$10.00 annually depending on the customer’s location within Union Gas’ service territory.

Annual Deferral Account Disposition

In November 2012, the OEB determined that revenues derived from the optimization of Union Gas’ upstream transportation contracts in 2011 would be treated as a reduction to gas costs rather than being treated as optimization revenues and included in utility earnings. In May 2014, Union Gas filed a notice of appeal to the Ontario Court of Appeal and a hearing was held in December 2014. The appeal was dismissed in June 2015 and no further appeals will be filed.

In March 2014, the OEB approved Union Gas’ application for the annual disposition of the 2012 deferral account balances, resulting in a net benefit of US$10 million to earnings. The OEB determined, among other things, that revenues derived from the optimization of Union Gas’ upstream transportation contracts in 2012 will be treated as optimization revenues and included in utility earnings rather than a reduction to gas costs. As a result, Union Gas recognized revenue, net of earnings sharing, of US$17 million in its Consolidated Statement of Operations in the first quarter of 2014.

In May 2014, Union Gas filed an application with the OEB for the annual disposition of the 2013 deferral account balances, except for the Demand Side Management (DSM) deferral accounts. The combined impact of the 2013 deferral account balances is a payable to customers of approximately US$19 million which was primarily reflected as Current Liabilities – Other on its Consolidated Balance Sheets at December 31, 2014 and 2013. In October 2014, the OEB approved the balances with no significant impact to the amounts filed. The net payable to customers was refunded over a six month period that began January 1, 2015.

In April 2016, Union Gas filed an application with the OEB for the annual disposition of the 2015 deferral account balances. As a result, Union Gas has a net receivable from customers of approximately $18 million as of September 30, 2016 and December 31, 2015, which is primarily reflected as Current Assets – Other on its Consolidated Balance Sheets. Union Gas filed a Settlement Proposal with the OEB in July 2016 reflecting a full settlement on all issues in the proceeding. Union Gas is proposing to implement the disposition of the balances as of October 1, 2016. A decision from the OEB is expected later this year.

Demand Side Management

In December 2014, Union Gas filed an application with the OEB for the disposition of the 2013 demand side management (“DSM”) deferral and variance account balances. In June 2015, the OEB approved recovery from ratepayers of approximately US$9 million effective July 1, 2015.

In December 2014, the OEB issued guidelines for the next multi-year DSM framework for natural gas utilities. The term of this new framework is six years, from January 1, 2015 to December 31, 2020. Union Gas’ 2015-2020 DSM plan represents an increased commitment and enhanced focus on promoting energy efficiency to create a culture of conservation in Ontario. The DSM plan was designed in accordance with the OEB guidelines and introduces some changes to the program portfolio. In January 2016, the OEB issued its decision on Union Gas’ 2015-2020 DSM plan. The decision approved Union Gas’ 2015 budget as filed and found that Union Gas had appropriately applied the DSM framework’s C$2 per month bill impact guidance as part of its 2016-2020 DSM budgets. The approved DSM budget is C$57 million for 2016 and will increase up to C$64 million by 2020. Under the OEB guidelines, Union Gas’ maximum shareholder incentive is approximately C$10 million annually for 2016-2020. A mid-term review is to be completed by June 1, 2018 to assess the natural gas utilities’ performance and the appropriateness of the long-term DSM targets.

In December 2015, Union Gas filed an application with the OEB for the disposition of the 2014 DSM deferral and variance account balances. As a result of this application, Union Gas had a receivable from customers of approximately US$8 million and US$9 million, which were reflected as Receivables on the Consolidated Balance Sheets at December 31, 2015 and December 31, 2014, respectively. In June 2016, the OEB approved Union Gas’ application as filed and Union Gas has begun to recover the receivable from ratepayers effective October 1, 2016.

In March 2016, Union Gas filed a Draft Rate Order with the OEB for rates effective January 1, 2016 based on the OEB’s February 24, 2016 updated Decision and Order on the 2015-2020 DSM Plan. In May 2016, a decision from the OEB was received approving recovery from ratepayers of approximately US$19 million effective January 1, 2016 with an implementation date of July 1, 2016.

Parkway Projects

In early 2013, Union Gas applied for OEB approval to construct two compressors and related facilities at and near Union Gas’ existing Parkway compressor station (“Parkway”) site, as well as to construct natural gas pipelines and ancillary facilities from the Brantford Valve site (“Brantford”) to the Kirkwall Custody Transfer Station (“Kirkwall”).

The purpose of the new Parkway compression facilities is to provide increased service reliability to shippers and additional capacity to meet new incremental demand growth. The purpose of the Brantford to Kirkwall pipeline and ancillary facilities is to meet the increase in demands on Union Gas’ Dawn to Parkway transmission system, supporting competitive gas supply options as well as supply diversification associated with declining supplies from Alberta and increasing supplies in the Marcellus and Utica basins.

In January 2014, the OEB issued decisions approving the construction and rate recovery for these new facilities. The Parkway West site development commenced in October 2013 with service to customers commencing in the fall of 2015. In the case of the Brantford to Kirkwall pipeline and ancillary facilities, the OEB approval was conditional on the NEB’s approval of TransCanada Pipelines Limited’s (“TransCanada”) Kings North Project, as well as a written commitment from TransCanada to construct the Kings North Project. In June 2015, the NEB approved this project and the written commitment from TransCanada was received. The Brantford-Kirkwall project construction commenced in July 2015, and was brought into service in November 2015.

In September 2014, Union Gas applied for OEB approval for construction, and related rate recovery, of the Dawn to Parkway 2016 Expansion Project. This project involves the installation of a new compressor at the existing Lobo compressor station (“Lobo”), modifications to existing facilities at Lobo and construction of a pipeline from the Hamilton Valve Site to the Milton Valve Site. These facilities will provide incremental capacity on Union Gas’ Dawn to Parkway transmission system and are supported by signed contracts with transmission customers. The total capital cost of the facilities is projected to be approximately C$400 million. In April 2015, the OEB approved the construction and related rate recovery of the Dawn to Parkway 2016 Expansion Project. The Lobo compressor station construction commenced in May 2015 and the construction of the pipeline from the Hamilton Valve Site to the Milton Valve Site commenced in May 2016. The Lobo compressor station construction and the construction of the pipeline from the Hamilton Valve Site to the Milton Valve Site was completed during the fourth quarter of 2016.

In December 2015, the OEB approved the rate recovery of the Dawn to Parkway 2017 Expansion Project. This project involves the installation of a new compressor and associated facilities at Union Gas’ Dawn, Lobo and Bright Compressor Stations to provide incremental capacity on Dawn to Parkway transmission system and is supported by signed contracts with its customers. The total capital cost of the facilities is expected to be approximately C$623 million with partial in-service achieved during the fourth quarter of 2016 and final in-service during the fourth quarter of 2017. The construction of the three new compressors commenced in January 2016.

Burlington-Oakville Pipeline

In December 2014, Union Gas applied for OEB approval for construction and related rate recovery of a new transmission pipeline to serve the growing demands in the Burlington-Oakville area. The total capital cost of the pipeline is expected to be approximately C$120 million with service to customers expected in the fall of 2016. In December 2015, the OEB approved the construction and rate recovery of the new transmission pipeline. The construction of the new transmission pipeline commenced in the first quarter of 2016 and was placed in-service during the second half of 2016.

Upstream Regulation – TransCanada

In December 2013, TransCanada filed an application with the NEB for approval of tolls and services for 2015-2020 as provided for in a Settlement Agreement that had been reached by Union Gas, Gaz Métro Limited Partnership and Enbridge, collectively referred to as Market Area Shippers (“MAS”) and TransCanada. The Settlement Agreement provides for market access to supplies at Dawn and Niagara, provides long-term market and toll certainty, supports future growth and expansion of Union Gas’ transmission system and eliminates all prior regulatory and legal challenges.

In September 2014, MAS actively participated in an oral hearing to support the approval of the TransCanada application and represent the interests of eastern Canadian natural gas users. In November 2014, the NEB approved the application with implementation of the tolls effective January 1, 2015.

In October 2014, TransCanada filed an application with the NEB for the conversion of one of its mainline gas pipelines to transport oil (“Energy East Project”) and construction of a new natural gas pipeline to replace required capacity in eastern Ontario and Quebec resulting from the conversion of existing assets to oil service (“Eastern Mainline Project”).

Ontario’s Minister of Energy directed the OEB to undertake a consultation process related to the Energy East Project. The purpose of the consultation is to inform the Ministry of Energy of the impacts the Energy East Project will have on Ontario natural gas consumers and to inform any involvement by the Ministry of Energy in future NEB proceedings related to the project. The OEB issued its report in August 2015 with one of the six main recommendations focused on natural gas consumers and markets.

Union Gas, along with other eastern Canadian local distribution companies, was active during the consultation process raising issues with respect to the impact on natural gas consumers and markets. In October 2015, TransCanada and MAS executed a settlement agreement that resolved Union Gas’ concerns and protects the interests of natural gas customers and markets in Québec and Ontario. During the fourth quarter of 2015, TransCanada amended its application for the Energy East Project and Eastern Mainline Project to reflect the content of the agreement.

Community Expansion

In response to a request from the Ontario Minister of Energy, the OEB invited all parties with the financial and technical expertise interested in distributing natural gas to unserved rural and remote communities in Ontario to submit an application for consideration pertaining to expansion portfolios and specific projects. In July 2015, Union Gas submitted its community expansion application which outlines a proposal for regulatory flexibility regarding project economics, a temporary expansion surcharge for new customers, an incremental tax equivalent contribution from municipalities and a capital pass-through mechanism that would allow Union Gas to expand its systems to serve over 30 communities that would otherwise not have access to natural gas.

In January 2016, the OEB issued a notice that Union Gas’ application would be put on hold pending a generic proceeding on the distribution of natural gas to unserved rural and remote communities in Ontario. The generic proceeding will consider possible alternative ratemaking frameworks to provide natural gas service to these communities. In May 2016, the OEB held an oral hearing in its Community Expansion generic proceeding. In July 2016, Union Gas filed its final submissions in the proceeding. An OEB decision is expected later this year. At this time, it is too early to assess any potential impacts as a result of this proceeding.

Western Canada Transmission & Processing

Completed Projects

The 250 MMcf/d Fort Nelson North processing facility, which was the final phase and most significant capital outlay of our Fort Nelson expansion program, was placed into service in the first quarter of 2013. The Fort Nelson area’s processing facilities have over 1.5 Bcf/d of raw gas processing nameplate capacity and associated raw gas gathering pipelines which extend more than 1,100 kilometers (“km”).

Increased producer interest in the Montney tight gas formation north of Fort St. John, British Columbia, enabled 151 MMcf/d of firm, incremental gathering and processing service agreements to be signed with a customer in 2011 for service at the Jedney, Highway and Aitken Creek facilities. The capital expansions required to accommodate this new production, collectively the North Montney Project, included minor modifications at the Jedney and Highway facilities, which were completed in 2012/2013, and the reactivation of the 100 MMcf/d Aitken Creek plant, which was completed in the second quarter of 2014.

In 2014, customers signed agreements supporting work required to increase NGL processing and handling capabilities at the Jedney plant, enabling an incremental 70 MMcf/d of liquids rich natural gas to be processed at the facility. The Jedney Debottleneck project was completed in November 2015 and is backed by firm service, take-or-pay contracts.

At Dawson, a 40 MMcf/d de-bottleneck project, backed by firm service take-or-pay contracts, was completed in November 2015.

We now operate 2.4 Bcf/d of processing facilities in the Peace River Arch, Fort St. John and Grizzly Valley areas of northeastern British Columbia and northwestern Alberta with associated raw gas gathering systems which extend approximately 2,400 km.

Expansion Projects in Execution

In 2014, BC Pipeline fully contracted the southern segment of its pipeline system on a firm annual basis for the first time in 15 years. This additional contracting was driven by demand pull end-users such as incremental industrial projects, electric power generation and small-scale liquefied natural gas. We will invest over C$450 million in the Reliability and Maintainability project which involves upgrading of the southern segment of the pipeline system with three compressor replacements and preparing the pipeline system to run at a much higher load factor, particularly in the summer, when there will be higher utilization rates caused by the new incremental year-round loads. The project is expected to be phased into service through 2018.

We plan to invest C$225 million on the northern segment of the BC Pipeline system in the Jackfish Lake supply push project projected to be placed into service in 2017. The expansion service agreements supporting the project were signed in 2014. This project involves looping two pipeline sections and compressor modifications and will provide an additional 140 MMcf/d of capacity to facilitate producer access to downstream markets.

In addition, the High Pine project on the BC Pipeline’s Fort Nelson Mainline, to be comprised of two pipeline loops, a compressor addition and additional modifications to existing compressors, will provide 240 MMcf/d of incremental capacity to producers in the Montney area of the northeast British Columbia. This project is expected to cost C$350 million and to be in-service by the end of 2016.

In 2012, Westcoast and BG International Limited (“BG”, acquired by Royal Dutch Shell plc in 2016) announced the signing of a Project Development Agreement to develop a new natural gas transmission system from northeast British Columbia to serve BG’s proposed LNG export facility in Prince Rupert on British Columbia’s northwest coast. In November 2014, the Province of British Columbia issued an environmental assessment certificate in respect of the project.

Negotiated Toll Settlements

M&N Canada negotiated a three-year toll settlement covering 2014-2016, which received unopposed approval from M&N Canada’s shippers in March 2014 and was approved by the NEB in April 2014. The settlement has not had a material effect on our future consolidated results of operations, financial position or cash flows.

Hedging Program

Effective January 2014, Spectra Energy implemented a commodity hedging program at Empress in order to manage risks associated with commodity price fluctuations. The commodity hedging program helped manage the fluctuations in the Conway/Mont Belvieu index prices. However, the commodity hedging program did not manage potential fluctuations in pricing differentials between the Empress market and index prices. In April 2016, Spectra Energy entered into a definitive agreement to sell its ownership interest in Empress and, as a result, ceased entering into new contracts under the hedging program at Empress. On August 4, 2016, Spectra Energy completed the sale of its ownership interest in Empress to Plains Midstream Canada ULC.

Field Services

In November 2012, Spectra Energy acquired direct one-third ownership interests in Sand Hills and DCP Southern. DCP Midstream and Phillips 66 also each own a direct one-third interest in the two pipelines. With our direct ownership interests and our 50% ownership interest of DCP Midstream, we had 50% effective ownership interests in Sand Hills and Southern Hills at the time of acquisition in 2012.

Sand Hills is 720 miles of NGL pipeline, constructed by DCP Midstream, with an initial capacity of 200,000 Bbls/d. Sand Hills provides NGL transportation from the Permian Basin and Eagle Ford shale region to the premium NGL markets on the Gulf Coast and was placed into service during the second quarter of 2013. Southern Hills is 800 miles of NGL pipeline, also constructed by DCP Midstream, with an initial capacity of 150,000 Bbls/d. Southern Hills connects several DCP Midstream processing plants providing NGL transportation from the Mid-Continent to Mont Belvieu and was placed in-service during the second quarter of 2013.

On October 30, 2015, Spectra Energy contributed an additional 33.3% interest in Sand Hills and Southern Hills NGL pipelines previously held in our SEP segment to DCP Midstream.

Supplies and Raw Materials

We purchase a variety of manufactured equipment and materials for use in operations and expansion projects. The primary equipment and materials utilized in operations and project execution processes are steel pipe, compression engines, pumps, valves, fittings, polyethylene plastic pipe, gas meters and other consumables.

We operate a North American supply chain management network with employees dedicated to this function in the U.S. and Canada. Our supply chain management group uses economies-of-scale to maximize the efficiency of supply networks where applicable. The price of equipment and materials may vary however, perhaps substantially, from year to year. DCP Midstream performs its own supply chain management function.

Regulations

Most of our U.S. gas transmission, crude oil pipeline and storage operations are regulated by the FERC. The FERC regulates natural gas transmission in U.S. interstate commerce including the establishment of rates for services. The FERC also regulates the construction of U.S. interstate natural gas pipelines and storage facilities, including the extension, enlargement and abandonment of facilities. In addition, certain operations are subject to oversight by state regulatory commissions. To the extent that the natural gas intrastate pipelines that transport or store natural gas in interstate commerce provide services under Section 311 of the Natural Gas Policy Act of

1978, they are subject to FERC regulations. The FERC may propose and implement new rules and regulations affecting interstate natural gas transmission and storage companies, which remain subject to the FERC’s jurisdiction. These initiatives may also affect certain transmission of gas by intrastate pipelines.

The operations of Spectra Energy Partners and DCP Midstream are subject to the jurisdiction of the Environmental Protection Agency (“EPA”) and various other federal, state and local environmental agencies. See “Environmental Matters” below for a discussion of environmental regulation. Our U.S. interstate natural gas pipelines and certain of DCP Midstream’s gathering and transmission pipelines are also subject to the regulations of the U.S. Department of Transportation (“DOT”) concerning pipeline safety.

Express-Platte pipeline system rates and tariffs are subject to regulation by the NEB in Canada and the FERC in the U.S. In addition, the Platte pipeline also operates as an intrastate pipeline in Wyoming and is subject to jurisdiction by the Wyoming Public Service Commission.

The intrastate natural gas and NGL pipelines owned by us and DCP Midstream are subject to state regulation. To the extent that the natural gas intrastate pipelines that transport natural gas in interstate commerce provide services under Section 311 of the Natural Gas Policy Act of 1978, they are subject to FERC regulation. DCP Midstream’s interstate natural gas pipeline operations are also subject to regulation by the FERC. The natural gas gathering and processing activities of DCP Midstream are not subject to FERC regulation.

Our Canadian operations are governed by various federal and provincial agencies with respect to pipeline safety, including the NEB and the Transportation Safety Board, the British Columbia Oil and Gas Commission, the Alberta Energy Regulator and the Ontario Technical Standards and Safety Authority.

Our Canadian natural gas transmission and distribution operations and approximately two-thirds of the storage operations in Canada are subject to regulation by the NEB or the provincial agencies in Canada, such as the OEB. These agencies have jurisdiction similar to the FERC for regulating rates, the terms and conditions of service, the construction of additional facilities and acquisitions. Our BC Field Services and Services business in western Canada is regulated by the NEB pursuant to a framework for light-handed regulation under which the NEB acts on a complaints-basis for rates associated with that business. Similarly, the rates charged by our Canadian Midstream operations for gathering and processing services in western Canada are regulated on a complaints-basis by applicable provincial regulators.

Environmental Matters

We are subject to various U.S. federal, state and local laws and regulations, as well as Canadian federal and provincial regulations, regarding air and water quality, hazardous and solid waste disposal and other environmental matters.

Environmental laws and regulations affecting our U.S.-based operations include, but are not limited to:

•

The Clean Air Act (“CAA”) and the 1990 amendments to the CAA, as well as state laws and regulations affecting air emissions (including State Implementation Plans related to existing and new national ambient air quality standards), which may limit new sources of air emissions. Our natural gas processing, transmission and storage assets are considered sources of air emissions and are thereby subject to the CAA. Owners and/or operators of air emission sources, like us, are responsible for obtaining permits for existing and new sources of air emissions and for annual compliance and reporting.

•

The Federal Water Pollution Control Act (“Clean Water Act”), which requires permits for facilities that discharge wastewaters into the environment. The Oil Pollution Act (“OPA”) amended parts of the Clean Water Act and other statutes as they pertain to the prevention of and response to oil spills. The OPA imposes certain spill prevention, control and countermeasure requirements. Although we are primarily a natural gas business, the OPA affects our business primarily because of the presence of liquid hydrocarbons (condensate) in our offshore pipelines.

•

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability for remediation costs associated with environmentally contaminated sites. Under CERCLA, any individual or entity that currently owns or in the past owned or operated a disposal site can be held liable and required to share in remediation costs, as well as transporters or generators of hazardous substances sent to a disposal site. Because of the geographical extent of our operations, we have disposed of waste at many different sites and therefore have CERCLA liabilities.

•

The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, which requires certain solid wastes, including hazardous wastes, to be managed pursuant to a comprehensive regulatory regime. As part of our business, we generate solid waste within the scope of these regulations and therefore must comply with such regulations.

•

The Toxic Substances Control Act, which requires that polychlorinated biphenyl (“PCB”) contaminated materials be managed in accordance with a comprehensive regulatory regime. Because of the historical use of lubricating oils containing PCBs, the internal surfaces of some of our pipeline systems are contaminated with PCBs, and liquids and other materials removed from these pipelines must be managed in compliance with such regulations.

•

The National Environmental Policy Act, which requires federal agencies to consider potential environmental effects in their decisions, including site approvals. Many of our capital projects require federal agency review, and therefore the environmental effects of proposed projects are a factor in determining whether we will be permitted to complete proposed projects.

Environmental laws and regulations affecting our Canadian-based operations include, but are not limited to:

•	The Fisheries Act (Canada), which regulates activities near any body of water in Canada.

•

The Environmental Management Act (British Columbia), the Environmental Protection and Enhancement Act (Alberta) and the Environmental Protection Act (Ontario) are provincial laws governing various aspects, including permitting and site remediation obligations, of our facilities and operations in those provinces.

•

The Canadian Environmental Protection Act, which, among other things, requires the reporting of greenhouse gas (“GHG”) emissions from our operations in Canada. Additional regulations to be promulgated under this Act may require the reduction of GHGs, nitrogen oxides, sulphur oxides, volatile organic compounds and particulate matter.

•

The Alberta Climate Change and Emissions Management Act (the “Act”) which, as of 2007, required certain facilities to meet reductions in emission intensity. The Act was applicable to our Empress facility in Alberta beginning in 2008.

•

The Canadian Environmental Assessment Act, 2012 (“CEAA 2012”) requires the NEB to consider potential environmental effects in their decisions for designated projects. The NEB under its enabling statute also conducts environmental assessments for projects that are not specifically designated under CEEA 2012. In either case, prior to receiving an approval to construct or operate a federally-regulated pipeline or facility, the NEB must consider a series of environmental factors, in particular whether the project has the potential to have adverse environmental effects. These types of assessments occur in relation to both maintenance and capital projects.

For more information on environmental matters, including possible liability and capital costs, see Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F, including Notes 5 and 19 of Notes to Consolidated Financial Statements, and Spectra Energy’s unaudited consolidated financial statements for the quarter ended September 30, 2016 attached as Schedule B to this Appendix F, including Notes 4 and 18 of Notes to Condensed Consolidated Financial Statements.

Except to the extent discussed in Notes 5 and 19 of Notes to Consolidated Financial Statements in Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F and Note 18 of Notes to Condensed Consolidated Financial Statements in Spectra Energy’s unaudited consolidated financial statements for the quarter ended September 30, 2016 attached as Schedule B to this Appendix F, compliance with international, federal, state, provincial and local provisions regulating the discharge of materials into the environment, or otherwise protecting the environment, is incorporated into the routine cost structure of our various business units and is not expected to have a material effect on our competitive position or consolidated results of operations, financial position or cash flows.

Canadian Operations

For a discussion of our Canadian operations, such as Western Canadian Transmission & Processing and Distribution, and the risks associated with them, see Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk, and Notes 4 and 18 of Notes to Consolidated Financial Statements, in Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F and Spectra Energy’s unaudited consolidated financial statements for the quarter ended September 30, 2016 attached as Schedule B to this Appendix F, including Notes 3 and 17 of Notes to Condensed Consolidated Financial Statements.

Employees

Spectra Energy had approximately 6,000 employees as of December 31, 2015, including approximately 3,600 employees in Canada. In addition, DCP Midstream employed approximately 3,200 employees as of such date. As of December 31, 2015, approximately 1,400 of our Canadian employees were subject to collective bargaining agreements governing their employment with us. Approximately 20% of those employees were, as of December 31, 2015, covered under agreements that either have expired or will expire by December 31, 2016.

FURTHER INFORMATION

Further information regarding the business of Spectra Energy can be found in its Annual Report on Form 10-K for the year ended December 31, 2015 and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

For information concerning Spectra Energy’s selected historical financial data, see the section entitled “Selected Historical Consolidated Financial Data of Spectra Energy” in the Management Information Circular.

The selected historical consolidated financial data as of December 31, 2015 and 2014, and for each of the three years ended December 31, 2015, 2014 and 2013 have been derived from Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F.

DIVIDENDS OR DISTRIBUTIONS

Declared Dividends or Distributions

The table below sets forth the dividends declared per share of Spectra Energy common stock for the periods indicated.

Record Date	Payment Date	Ex-Dividend Date	Payment Per Share of Spectra Energy Common Stock
			(US$)
Year Ended December 31,
2016
November 11, 2016	December 6, 2016	November 9, 2016	0.405
August 12, 2016	September 7, 2016	August 10, 2016	0.405
May 13, 2016	June 7, 2016	May 11, 2016	0.405
February 12, 2016	March 8, 2016	February 10, 2016	0.405
2015
November 13, 2015	December 8, 2015	November 11, 2015	0.370
August 12, 2015	September 9, 2015	August 10, 2015	0.370
May 13, 2015	June 9, 2015	May 11, 2015	0.370
February 13, 2015	March 10, 2015	February 11, 2015	0.370
2014
November 17, 2014	December 9, 2014	November 13, 2014	0.370
August 12, 2014	September 9, 2014	August 8, 2014	0.335
May 9, 2014	June 10, 2014	May 7, 2014	0.335
February 14, 2014	March 10, 2014	February 12, 2014	0.335
2013
November 8, 2013	December 9, 2013	November 6, 2013	0.305
August 9, 2013	September 9, 2013	August 7, 2013	0.305
May 10, 2013	June 10, 2013	May 8, 2013	0.305
February 15, 2013	March 11, 2013	February 13, 2013	0.305

The above table shows only historical data. The data may not provide meaningful information to Enbridge shareholders in determining whether to approve the Share Issuance Resolution and the By-law Amendment. Enbridge shareholders are urged to obtain current market quotations for Spectra Energy common stock and to review carefully the other information contained in, or incorporated by reference into, this Management Information Circular, when considering whether to approve the Share Issuance Resolution and the By-law Amendment. For more information, see the section entitled “Additional Information” in the Management Information Circular.

Dividend or Distribution Policies

Spectra Energy does not utilize a dividend or distribution policy for the declaration of dividends on Spectra Energy common stock. Under the Delaware General Corporate Law, Spectra Energy stockholders are entitled to receive dividends if, as and when declared by the Spectra Energy board of directors. The Spectra Energy board of directors may declare and pay a dividend to Spectra Energy stockholders out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of Spectra Energy common stock or in other property.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For Spectra Energy’s most recent management discussion and analysis for the year ended December 31, 2015, see Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in Spectra Energy’s Annual Report on Form 10-K for the year ended December 31, 2015.

For Spectra Energy’s most recent management discussion and analysis for the quarter ended September 30, 2016, see Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in Spectra Energy’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

DESCRIPTION OF SPECTRA ENERGY’S SECURITIES

Common Stock

The holders of Spectra Energy common stock are entitled to one vote per share. Directors are elected by a majority of the votes cast, unless a stockholder has nominated a person for election to the board and such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date that we first mail notice of the applicable meeting to the holders of Spectra Energy common stock, in which case directors are elected by a plurality of the votes cast by shares entitled to vote. If directors are to be elected by a plurality of the votes cast, stockholders will not be permitted to vote against a nominee. Other matters to be voted on by our shareholders must be approved by a majority of the votes cast on the matter by the holders of Spectra Energy common stock present in person or represented by proxy, at a meeting at which a quorum is present, unless otherwise provided by law, or the rules or regulations of any stock exchange or regulatory body applicable to us, and subject to any voting rights granted to holders of any outstanding shares of Spectra Energy preferred stock. Approval of an amendment to our certificate of incorporation, a merger, a share exchange, a sale of all or substantially all of our property or a dissolution must be approved by a majority of all votes entitled to be cast by the holders of Spectra Energy common stock. Holders of Spectra Energy common stock will not have the right to cumulate votes in elections of directors.

In the event of our liquidation, dissolution or winding up, holders of Spectra Energy common stock will be entitled to their proportionate share of any assets in accordance with each holder’s holdings remaining after payment of liabilities and any amounts due to other claimants, including the holders of any outstanding shares of Spectra Energy preferred stock. Holders of Spectra Energy common stock have no pre-emptive rights and no right to convert or exchange their Spectra Energy common stock into any other securities. No redemption or sinking fund provisions will apply to Spectra Energy common stock. All outstanding shares of Spectra Energy common stock are fully paid and non-assessable.

Holders of Spectra Energy common stock will share equally on a per-share basis in any dividend declared by our board of directors, subject to any preferential rights of holders of any outstanding shares of Spectra Energy preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without shareholder approval, to issue up to 22 million shares of Spectra Energy preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the Spectra Energy preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue Spectra Energy preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of Spectra Energy common stock, without shareholder approval. No shares of Spectra Energy preferred stock are currently outstanding and we have no present plan to issue any shares of Spectra Energy preferred stock.

CONSOLIDATED CAPITALIZATION

No material change in the consolidated capitalization of Spectra Energy has occurred since September 30, 2016. As at October 31, 2016, 701,518,044 shares of Spectra Energy common stock are issued and outstanding as of the date of the Management Information Circular.

PRIOR SALES AND TRADING VOLUME

Prior Sales

Spectra Energy has not sold or issued any shares of Spectra Energy common stock, or securities convertible into shares of Spectra Energy common stock, during the twelve month period ending October 20, 2016, other than as follows:

(a)	an aggregate of 194 shares of Spectra Energy Common Stock have been issued with respect to benefits paid in stock under the Spectra Energy Corp Directors’ Savings Plan at a stock price of US$31.86;

(b)	an aggregate of 992 shares of Spectra Energy Common Stock have been issued with respect to benefits paid in stock under the Spectra Energy Corp Executive Savings Plan at a stock price of US$36.63;

(c)

an aggregate of 421,490 shares of Spectra Energy Common Stock have been issued for Spectra Energy phantom units and performance stock units denominated in Spectra Energy Common Stock that have vested pursuant to Spectra Energy’s Long Term Incentive Plan at an average weighted price of US$28.96;

(d)

an aggregate of 826,615 Spectra Energy phantom units and performance stock units denominated in Spectra Energy Common Stock have been granted pursuant to Spectra Energy’s Long Term Incentive Plan with an average weighted price of US$28.80;

(e)	options to purchase an aggregate of 925,300 shares of Spectra Energy Common Stock have been granted pursuant to Spectra Energy’s Long Term Incentive Plan at an exercise price of US$28.40;

(f)

an aggregate of 12,871,977 shares of Spectra Energy Common Stock have been issued pursuant to the Spectra Energy At the Market Program and an aggregate of 16,100,000 shares of Spectra Energy Common Stock have been issued pursuant to an overnight issuance, as set forth below:

Date of Issuance	Number of Common Shares	Price Per Share	Gross Aggregate Consideration
		(US$)	(US$)
At the Market Program: March 4, 2016 to April 1, 2016	12,871,977	$30.09(1)	$387,343,294(2)
August 4, 2016	16,100,000	$30.00(3)	$483,000,000(4)

Notes:

(1)	Weighted average sale price.
(2)	Excludes 1% bank commission fee and other administrative expenses.
(3)	Offering price per share.
(4)	Excludes underwriting discount and other related expenses.

Trading Price and Volume

Spectra Energy common stock is currently listed on the NYSE under the ticker symbol “SE.” The table below sets forth, for the periods indicated, the per share high and low sales prices for Spectra Energy common stock as reported on the NYSE. Numbers have been rounded to the nearest whole cent.

	Spectra Energy Common Stock NYSE
	High	Low	Volume
	(US$)
Monthly information for the past 12 months
2016
November 1 to 10	42.16	39.17	34,774,092
October	43.71	41.23	69,748,601
September	44.00	35.28	193,774,526
August	36.99	35.30	80,273,426
July	37.14	35.73	80,766,385
June	36.65	31.37	103,168,310
May	32.12	29.76	79,081,662
April	31.85	28.84	106,304,093
March	31.22	28.86	111,372,325
February	30.33	26.11	145,654,368
January	27.96	23.29	180,443,498
2015
December	26.59	21.43	192,378,631
November	30.00	25.81	93,820,866

The above table shows only historical data. The data may not provide meaningful information to Enbridge shareholders in determining whether to approve the Share Issuance Resolution and the By-law Amendment. Enbridge shareholders are urged to obtain current market quotations for Spectra Energy common stock and to review carefully the other information contained in, or incorporated by reference into, this Management Information Circular, when considering whether to approve the Share Issuance Resolution and the By-law Amendment. For more information, see the section entitled “Additional Information” in the Management Information Circular.

PRINCIPAL SECURITYHOLDERS

As of the date of the Management Information Circular, no person or company, to the knowledge of management of Spectra Energy, beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Spectra Energy.

DIRECTORS AND EXECUTIVE OFFICERS

For information regarding the directors and executive officers of Spectra Energy, as well as the committees of the board of directors of Spectra Energy, see Information on our Nominees and Corporate Governance in Spectra Energy’s Definitive Proxy Statement on Form 14A for its 2016 annual meeting of shareholders.

Except as described below, as of the date of this Management Information Circular, Spectra Energy is not aware of any matters that are required to be disclosed pursuant to Section 10.2 of Form 51-102F2 – Annual Information Form or changes to the information with respect to its directors and executive officers contained in Spectra Energy’s Definitive Proxy Statement on Form 14A for its 2016 annual meeting of shareholders.

J. Patrick Reddy is a director of Paragon Offshore plc., a company that filed in the U.S. for Chapter 11 bankruptcy in 2016.

EXECUTIVE COMPENSATION

For information regarding Spectra Energy’s executive compensation, see Director Compensation, Compensation Discussion and Analysis and Compensation Tables in Spectra Energy’s Definitive Proxy Statement on Form 14A for the year ended December 31, 2015.

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

Audit Committee

For information regarding Spectra Energy’s audit committee, see the Report of the Audit Committee in Spectra Energy’s Definitive Proxy Statement on Form 14A for the year ended December 31, 2015 and Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure and Item 9A Controls and Procedures in Spectra Energy’s Annual Report on Form 10-K for the year ended December 31, 2015. The charter of the Audit Committee is attached as Schedule C to this Appendix F.

Corporate Governance

For information regarding Spectra Energy’s corporate governance, see Corporate Governance, the Report of the Corporate Governance Committee, Director Compensation, Compensation Discussion and Analysis and Compensation Tables in Spectra Energy’s Definitive Proxy Statement on Form 14A for the year ended December 31, 2015.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed herein, we have no material pending legal proceedings that are required to be disclosed hereunder. See Note 19 of Notes to Consolidated Financial Statements in Spectra Energy’s audited consolidated financial statements for the year ended December 31, 2015 attached as Schedule A to this Appendix F for discussions of other legal proceedings.

Spectra Energy and its board of directors are named as defendants in six putative class action lawsuits filed by purported stockholders of Spectra Energy that challenge the Merger. The lawsuits include Paul Parshall v. Spectra Energy Corp, et al., 12809-CB, filed in the Court of Chancery for the State of Delaware, and Mary Lincoln v. Spectra Energy Corp, et al., 16-cv-03019, Joseph Koller v. Spectra Energy Corp, et al., 16-cv-03059, Joseph Costner v. Spectra Energy Corp et al., 16-cv-03065, John L. Williams v. Spectra Energy Corp et al., 16-cv-03069 and Joseph McMillan v. Spectra Energy Corp et al., 16-cv-03130, all filed in the United States District Court for the Southern District of Texas. The complaints allege, among other things, that Spectra Energy and its board of directors breached the board’s fiduciary duties (in the Delaware lawsuit) and violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder (in the Southern District of Texas lawsuits), as applicable, by issuing or causing to be issued an allegedly materially misleading and incomplete preliminary proxy statement in connection with the Merger. Enbridge and Merger Sub are also named as defendants in the Delaware lawsuit, and the Delaware complaint alleges, among other things, that Enbridge and Merger Sub aided and abetted Spectra Energy’s board of directors’ breach of fiduciary duties. Plaintiffs seek as relief, among other things, an injunction against the Merger, rescission of the Merger to the extent it is already implemented, declaratory relief, costs and attorneys’ fees, and/or damages. Spectra Energy and Enbridge believe the actions are without merit and intend to vigorously defend against them.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

You should be aware that aside from their interests as Spectra Energy stockholders, Spectra Energy’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of Spectra Energy stockholders generally. Members of the Spectra Energy board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to Spectra Energy stockholders that the Merger Agreement be adopted. For more information see the section entitled “The Merger – Background of the Merger” in the Management Information Circular. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of Spectra Energy Equity Awards

Options. At the effective time, each outstanding option to purchase Spectra Energy common stock, which we refer to as a “Spectra Energy option,” whether vested or unvested, will automatically be converted into an option to purchase, on the same terms and conditions as were applicable immediately prior to the effective time, the number of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such option immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Spectra Energy common stock of such Spectra Energy option immediately prior to the effective time divided by (B) the exchange ratio.

Phantom Units. At the effective time, each outstanding phantom unit denominated in Spectra Energy common stock, which we refer to as a “Spectra Energy phantom unit,” whether vested or unvested, will automatically be adjusted to represent a phantom unit, on the same terms and conditions as were applicable immediately prior to the effective time, denominated in a number of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such Spectra Energy phantom unit immediately prior to the effective time and (ii) the exchange ratio.

Post-2015 Performance Stock Units. At the effective time, each outstanding Spectra Energy performance stock unit granted after December 31, 2015, which we refer to as a “Post-2015 Spectra Energy PSU,” will automatically be adjusted to represent a service-based stock unit, on the same terms and conditions (including service vesting terms, but excluding any performance vesting terms) as were applicable immediately prior to the effective time, denominated in Enbridge common shares, which we refer to as an “Enbridge Stock-Based RSU.” The number of Enbridge common shares subject to each such Enbridge Stock-Based RSU will be equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such Post-2015 Spectra Energy PSU immediately prior to the effective time (with any performance-based vesting conditions deemed satisfied based on actual performance through the effective time, in the case of performance stock units granted in 2016, and based on target, in the case of performance stock units granted in 2017, if any) multiplied by (ii) the exchange ratio.

2014 and 2015 Performance Stock Units. At the effective time, each outstanding Spectra Energy performance stock unit granted in the 2014 or 2015 calendar years, which we refer to respectively as a “2014 Spectra Energy PSU” or “2015 Spectra Energy PSU,” respectively, will automatically be cancelled and converted into the right to receive a number of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such 2014 Spectra Energy PSU or 2015 Spectra Energy PSU immediately prior to the effective time determined in accordance with the immediately following sentence multiplied by (ii) the exchange ratio, together with a cash payment equal to the amount of any dividend equivalents accrued with respect to such 2014 Spectra Energy PSU or 2015 Spectra Energy PSU. The number of shares of Spectra Energy common stock subject to such 2014 Spectra Energy PSU or 2015 Spectra Energy PSU will be determined, (A) for any 2014 Spectra Energy PSU, assuming a vesting percentage of 100%, and (B) for any 2015 Spectra Energy PSU, assuming a vesting percentage determined as set forth in the applicable award agreement (i.e., based upon Spectra Energy’s total stockholder return relative to the total stockholder return of the peer group for the period beginning on January 1, 2015, and ending on the date on which the effective time occurs).

Other Awards. At the effective time, each right of any kind, contingent or accrued, to acquire or receive Spectra Energy common stock or benefits measured by the value of Spectra Energy common stock, and each award of any kind consisting of Spectra Energy common stock that may be held, awarded, outstanding, payable or reserved for issuance under Spectra Energy’s benefit plans other than Spectra Energy options, Spectra Energy phantom units, and Spectra Energy performance stock units, will automatically be adjusted to represent a right to acquire or receive benefits, on the same terms and conditions as were applicable immediately prior to the effective time, measured by the value of Enbridge common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Spectra Energy common stock subject to such award immediately prior to the effective time and (ii) the exchange ratio, and to the extent such award provides for payments to the extent the value of the Spectra Energy common stock exceeds a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per share of Spectra Energy common stock of such award immediately prior to the effective time divided by (B) the exchange ratio.

Quantification of Payments. Under the Spectra Energy Corp 2007 Long-Term Incentive Plan (which we refer to as the “Spectra Energy equity plan”), Spectra Energy awards assumed by Enbridge will vest in the event that, within 24 months following a change in control, the executive officer’s employment is terminated by Spectra Energy without cause or by the executive officer with good reason (each of which we refer to as a “qualifying termination”). The Merger will constitute a change in control for purposes of the Spectra Energy equity plan.

For an estimate of the amounts that would be payable to each of Spectra Energy’s named executive officers on settlement of their unvested Spectra Energy equity awards, see the section entitled “Quantification of Payments and Benefits to Spectra Energy’s Named Executive Officers” below.

Change in Control Agreements with Executive Officers

Each of Spectra Energy’s executive officers has entered into a change in control agreement with Spectra Energy, which provides for enhanced severance benefits in the event that, within 24 months following a change in control, the executive officer experiences a qualifying termination. The Merger will constitute a change in control for purposes of the change in control agreements.

Each change in control agreement provides that, in the event of a qualifying termination, the executive officer will be entitled to:

•	a pro rata portion of the executive officer’s target cash incentive compensation for the year of termination, payable in a cash lump sum;

•

an amount equal to two times (three times, in the case of Gregory L. Ebel, Spectra Energy’s Chairman, Chief Executive Officer, and President) the sum of the executive officer’s annual base salary and target annual cash incentive opportunity, in each case, in effect immediately prior to the qualifying termination (or, if higher, as in effect immediately prior to the occurrence of an event constituting good reason), payable in a cash lump sum;

•

either (i) continued welfare benefits for a period of two years following the executive officer’s qualifying termination, in the case of executive officers located in the United States or (ii) a payment equal to the premium cost to Spectra Energy of maintaining welfare benefits for the executive officer for a period of two years, payable in a cash lump sum, in the case of executive officers located in Canada, in each case, subject to certain limitations;

•	(i) the amounts Spectra Energy would have allocated or contributed to the executive officer’s tax qualified and nonqualified defined benefit pension plan and defined contribution savings plan accounts during the two years following the date of termination, plus (ii) the unvested portion (if any) of the executive officer’s accounts under such plans as of the date of termination that would have vested during such two-year period, plus (iii) in the case of executive officers located in Canada, an amount equal to two times the amount of the matching contributions that would have been made by Spectra Energy with respect to certain Canadian savings and stock purchase plans, in each case, payable in a cash lump sum;

•	a lump sum payment of US$30,000 for outplacement assistance purposes; and

•	reimbursement of up to US$100,000 for the cost of certain legal fees incurred in connection with claims under the agreements.

Payments under the change in control agreement are conditioned upon the executive officer executing a general release in favor of Spectra Energy. In addition, pursuant to the change in control agreements, any payments or benefits payable to the executive officer will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits. The change in control agreements also contain (i) a confidentiality covenant and (ii) one-year post-termination noncompetition and nonsolicitation covenants in favor of Spectra Energy that apply if the executive officer incurs a qualifying termination.

For an estimate of the value of the payments and benefits described above that would be payable to Spectra Energy’s named executive officers under their change in control agreement upon a qualifying termination in connection with the Merger, see the section entitled “Quantification of Payments and Benefits to Spectra Energy’s Named Executive Officers” below.

2017 Annual Bonus

Under the Merger Agreement, Spectra Energy is permitted, in consultation with Enbridge, to determine the amount of the pre-closing bonus entitlement for each continuing employee who participates in a Spectra Energy annual bonus plan in an amount equal to the employee’s full-year bonus entitlement under all such annual bonus plans for 2017, based on the greater of (i) deemed performance at “target” levels and (ii) actual performance through the latest practicable date prior to the effective time, extrapolated through the end of 2017, and prorated for the number of days that have elapsed during 2017 through the effective time. Enbridge has agreed to cause the surviving corporation or its affiliates to (A) provide each continuing employee an annual cash bonus opportunity under an Enbridge annual bonus plan for the balance of 2017 and (B) at the time annual cash bonuses for 2017 are paid to similarly situated employees of Enbridge (other than continuing employees), pay to each continuing employee the sum of (1) his or her pre-closing bonus amount and (2) the amount of such employee’s bonus entitlement in respect of the portion of 2017 following the effective time. Enbridge and Spectra Energy have also agreed that the annual cash bonus payment in respect of the 2017 calendar year will, to the extent the recipient is a participant therein, be eligible for a matching contribution under, and will be counted towards pensionable earnings under, the applicable benefit plans of Spectra Energy under which such payment would have been taken into account as of the effective date of the Merger Agreement. For more information, see the section entitled “The Merger Agreement – Employee Benefits” in the Management Information Circular.

No pro rata bonuses for 2017 would be determinable for or payable to Spectra Energy’s executive officers if the effective time were to occur on October 20, 2016.

Spectra Energy Retiree Medical Plan

Under the Merger Agreement, Enbridge has agreed to continue or cause the surviving corporation to continue the Spectra Energy Retiree Medical Plan through the first anniversary of the effective time, on terms and conditions no less favorable than those in effect as of the effective time, with respect to those individuals who as of immediately prior to the effective time are receiving benefits under that plan. In addition, prior to the effective time, Spectra Energy may amend the plan to provide that, among other things, any continuing employee of Spectra Energy and its subsidiaries who experiences a qualifying termination during the one-year period following the effective time will be provided with an additional two years of age and service credit for purposes of determining eligibility under the plan (without regard to whether such employee would be eligible for early retirement under a tax-qualified plan sponsored by Spectra Energy). For more information, see the section entitled “The Merger Agreement – Employee Benefits” in the Management Information Circular.

For an estimate of the present value of the retiree medical coverage that will be provided to Spectra Energy’s named executive officers under the Spectra Energy Retiree Medical Plan upon a qualifying termination, see the section entitled “Quantification of Payments and Benefits to Spectra Energy’s Named Executive Officers” below.

Spectra Energy Supplemental Executive Retirement Plan

Westcoast Energy Inc., a subsidiary of Spectra Energy, maintains the Spectra Energy Supplemental Executive Retirement Plan (which we refer to as the “Spectra Energy SERP”) for the benefit of certain senior employees based in Canada. Mr. Ebel is a participant in the Spectra Energy SERP as a result of his having resided in Canada prior to 2007. One executive officer who is not a named executive officer and who resides in Canada is also a participant in the Spectra Energy SERP and the corresponding tax-qualified plan. In connection with Spectra Energy’s entry into the Merger Agreement, Westcoast Energy Inc. amended the Spectra Energy SERP to provide that continuous service under the Spectra Energy SERP will be deemed to include any time period of salary continuance or time period represented by any equivalent payment or payments to a Spectra Energy SERP participant on account of earnings following termination of a participant’s employment.

For an estimate of the value of the benefits that will become payable to Mr. Ebel under the Spectra Energy SERP upon a qualifying termination, see the section entitled “Quantification of Payments and Benefits to Spectra Energy’s Named Executive Officers” below.

Retention Program

Under the Merger Agreement, Spectra Energy may establish a cash-based retention program for Spectra Energy employees identified by the chief executive officer of Spectra Energy (or his designee) that is designed to promote retention and reward extraordinary effort. Awards under the program are payable no earlier than the earlier of (i) immediately prior to the effective time and (ii) a qualifying termination occurring prior to the effective time.

As of the date of the Management Information Circular, no executive officer had been allocated an award under the retention program.

Other Compensation Matters

In addition to the payments and benefits above, under the terms of the Merger Agreement, Spectra Energy may take certain compensation actions prior to the completion of the Merger that will affect Spectra Energy’s directors and executive officers, although determinations related to such actions have not been made as of the date of the Management Information Circular and the impact of such actions is not reflected in the amounts estimated above and in the section entitled “Quantification of Payments and Benefits to Spectra Energy’s Named Executive Officers” below. Among other actions, Spectra Energy may pay directors fees and other compensation and benefits in the ordinary course of business. Spectra Energy may also determine and pay annual bonuses in respect of the 2016 fiscal year based on actual performance if the effective time has not occurred by the time such bonuses would be paid in the ordinary course of business, and make grants of annual 2017 equity awards to directors and executive officers in the ordinary course of business, consistent with past practice, subject to certain limitations.

In addition, Spectra Energy may, in consultation with Enbridge, accelerate the vesting and payment of certain compensatory amounts so that they are paid in 2016 for tax planning purposes with respect to Sections 280G and 4999 of the Code, including accelerating the vesting of Spectra Energy equity awards that would have otherwise vested after December 31, 2016 so that they vest in 2016 and determining and paying bonuses in respect of the 2016 fiscal year on or prior to December 31, 2016.

New Employment Arrangements with Spectra Energy Executive Officers

After the Merger Agreement was signed, there have been discussions between Enbridge and certain of the Spectra Energy executive officers regarding post-closing roles for such executive officers within the Enbridge organization. In connection with these discussions and in furtherance of Enbridge’s desire to retain those executive officers, new employment agreements may be entered into with those individuals. There is no assurance that those discussions will result in any new employment agreements or, if so, what the terms and conditions of any such agreements would be. Spectra Energy expects to reimburse its executive officers for any legal fees incurred in connection with the negotiation of any such employment agreement.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Spectra Energy’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the effective time under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement – Director & Officer Indemnification and Insurance” in the Management Information Circular.

Enbridge Board of Directors Following the Merger

Pursuant to the Merger Agreement, Enbridge has agreed to cause the number of directors that will comprise the Enbridge board of directors at the effective time to be equal to 13 individuals and to appoint five members of the Spectra Energy board of directors designated by Spectra Energy. In addition, Enbridge has agreed to cause Mr. Ebel to become non-executive Chairman of the Enbridge board of directors as of the effective time. From the effective time until the first meeting of the Enbridge board of directors following the 2020 annual shareholders meeting of Enbridge, Enbridge will provide, without charge, to the non-executive Chairman of the Enbridge board of directors (i) use of Enbridge’s aircraft for business flights to board meetings and for other business conducted on behalf of Enbridge, (ii) information technology support, and (iii) administrative support. Enbridge will also secure office space in the Houston area on behalf of the non-executive Chairman of the Enbridge board of directors and will reimburse the non-executive Chairman for expenses incurred for tax return preparation services (in an aggregate amount not to exceed $100,000 per year for such office and tax return preparation services).

Quantification of Payments and Benefits to Spectra Energy’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of Spectra Energy’s named executive officers would receive in connection with the Merger, assuming that the Merger was consummated and each such executive officer experienced a qualifying termination on October 20, 2016. The amounts below are determined using a per share price of Spectra Energy common stock of US$42.62, the average closing price per share of Spectra Energy common stock over the first five business days following the announcement of the Merger Agreement, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation
Name	Cash (US$)(1)	Equity (US$)(2)	Pension/ NQDC (US$)(3)	Perquisites/ Benefits (US$)(4)	Total (US$)
Gregory L. Ebel	8,169,026	34,948,893	2,945,716	262,580	46,326,215
J. Patrick Reddy	2,655,574	8,279,741	380,932	36,541	11,352,788
Reginald D. Hedgebeth	2,291,678	6,819,086	308,554	45,415	9,464,733
Guy G. Buckley	1,902,844	5,167,906	272,293	45,287	7,388,330
Dorothy M. Ables	1,856,214	4,391,666	265,268	32,259	6,545,407

(1)

The cash payments payable to each of the named executive officers consist of (a) a severance payment in an amount equal to two times (three times, in the case of Mr. Ebel) the sum of the named executive officer’s annual base salary and target annual cash incentive opportunity, in each case, in effect immediately prior to the qualifying termination (or, if higher, as in effect immediately prior to the occurrence of an event constituting good reason), payable in a cash lump sum; (b) a pro rata portion of the executive officer’s target annual incentive compensation for Spectra Energy’s 2016 fiscal year, payable in a cash lump sum; and (c) $30,000 for outplacement assistance purposes, payable in a cash lump sum. All such payments are “double-trigger” (i.e., payable upon a qualifying termination following the occurrence of a change in control). Set forth below are the separate values of each of the severance payment, the prorated target annual incentive compensation payment, and the outplacement services payment.

Name	Severance Payment (“Double-Trigger”) (US$)	Prorated Target Cash Incentive Compensation Payment (“Double-Trigger”) (US$)	Outplacement Services Payment (“Double-Trigger”) (US$)
Gregory L. Ebel	7,137,900	1,001,126	30,000
J. Patrick Reddy	2,240,000	385,574	30,000
Reginald D. Hedgebeth	1,940,720	320,958	30,000
Guy G. Buckley	1,617,000	255,844	30,000
Dorothy M. Ables	1,576,740	249,474	30,000

(2)

As described above, all unvested 2014 Spectra Energy PSUs or 2015 Spectra Energy PSUs held by the named executive officers will become vested and will be settled at the effective time (i.e., “single-trigger” vesting) and all other unvested Spectra Energy equity awards will become vested and will be settled upon a qualifying termination (i.e., “double-trigger” vesting). Set forth below are the values of each type of unvested equity-based award including any tandem dividend equivalents subject thereto that would vest and become payable assuming that the Merger was consummated and each named executive officer experienced a qualifying termination on October 20, 2016. Such values are based on a price per share of Spectra Energy common stock of US$42.62, the average closing price per share of Spectra Energy common stock over the first five business days following the announcement of the Merger Agreement, and less the applicable exercise price in the case of unvested Spectra Energy options. In accordance with the terms of the applicable award agreements, 2014 Spectra Energy PSUs are presented assuming target performance and 2015 Spectra Energy PSUs and Post-2015 Spectra Energy PSUs are presented based on an estimate of actual performance through October 20, 2016 (i.e., 200% of target performance). Note that unvested equity-based awards held by the named executive officers as of October 20, 2016 will continue to vest in the ordinary course, and any such awards that vest prior to the consummation of the Merger would not be payable in connection with the Merger or a qualifying termination.

Name	Spectra Energy Options (US$)	Spectra Energy Phantom Units (US$)	Post-2015 Spectra Energy PSUs (US$)	2014 and 2015 Spectra Energy PSUs (US$)
Gregory L. Ebel	5,858,640	7,776,837	8,668,628	12,644,788
J. Patrick Reddy	1,401,381	1,829,311	2,071,611	2,977,438
Reginald D. Hedgebeth	1,041,615	2,011,405	1,541,765	2,224,301
Guy G. Buckley	834,714	1,581,573	1,233,412	1,518,207
Dorothy M. Ables	755,793	967,234	1,116,151	1,552,488

(3)

The amount in the table for each named executive officer is an estimate of (a) the amounts Spectra Energy would have allocated or contributed to the executive officer’s qualified and nonqualified retirement plan accounts during the two years following the date of termination, plus (b) in the case of Mr. Ebel, the estimated value of the benefits to which he would be entitled under the Spectra Energy SERP. All such benefits are “double-trigger.” Set forth below are the separate values of each of the allocations or contributions that would be payable to each named executive officer by Spectra Energy and, in the case of Mr. Ebel, the estimated value of his benefits under the Spectra Energy SERP.

Name	Additional Allocations and Contributions (US$)	Benefits under Spectra Energy SERP (US$)
Gregory L. Ebel	819,963	2,125,753
J. Patrick Reddy	380,932	—
Reginald D. Hedgebeth	308,554	—
Guy G. Buckley	272,293	—
Dorothy M. Ables	265,268	—

(4)

The amount in the table equals the estimated value of (a) welfare benefit continuation for each named executive officer and his or her eligible dependents for two years following a qualifying termination and (b) the present value of the retiree medical coverage that will be provided under the Spectra Energy Retiree Medical Plan upon a qualifying termination. All such benefits are “double-trigger.”

Name	Welfare Benefits Continuation (US$)	Retiree Medical Benefits (US$)
Gregory L. Ebel	45,415	217,165
J. Patrick Reddy	36,541	—
Reginald D. Hedgebeth	45,415	—
Guy G. Buckley	45,287	—
Dorothy M. Ables	32,259	—

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Spectra Energy are Deloitte & Touche, 1111 Bagby St. #4500, Houston, TX 77002. The Transfer Agent and Registrar for the shares of Spectra Energy common stock is Broadridge Corporate Issuer Solutions, Inc., 1717 Arch St., Suite 1300, Philadelphia, PA 19103.

MATERIAL CONTRACTS

In addition to the Merger Agreement, the following is a list of material contracts which Spectra Energy has entered into since January 1, 2015 or that Spectra Energy has entered into before January 1, 2015 and that are still in effect:

•

Credit Agreement, dated as of September 29, 2016, by and among Spectra Energy Capital, LLC, as borrower, Spectra Energy Corp, as guarantor, Citibank, N.A., as administrative agent, and the lenders party thereto (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on October 4, 2016).

•	Spectra Energy Corp 2007 Long-Term Incentive Plan, as amended and restated (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on May 2, 2016).

•	Spectra Energy Corp Executive Short-Term Incentive Plan, as amended and restated (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on May 2, 2016).

•

Form of Stock Option Agreement (2016) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp for the quarter ended March 31, 2016).

•

Form of Performance Award Agreement (2016) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan filed as Exhibit No. 10.2 to Form 10-Q of Spectra Energy Corp for the quarter ended March 31, 2016).

•

Form of Phantom Stock Award Agreement (2016) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan filed as Exhibit No. 10.3 to Form 10-Q of Spectra Energy Corp for the quarter ended March 31, 2016).

•

Form of Phantom Stock Award Agreement (2016) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan filed as Exhibit No. 10.4 to Form 10-Q of Spectra Energy Corp for the quarter ended March 31, 2016).

•

Form of Phantom Stock Award Agreement (2016) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan(filed as Exhibit No. 10.5 to Form 10-Q of Spectra Energy Corp for the quarter ended March 31, 2016).

•	Change in Control Agreement (As Amended and Restated) for Chair, President and CEO (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2016).

•	Form of Change in Control Agreement (As Amended and Restated) for other Named Executive Officers (filed as Exhibit No. 10.2 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2016).

•

Tax Matters Agreement by and among Duke Energy Corporation, Spectra Energy Corp, and The Other Spectra Energy Parties, dated as of December 13, 2006 (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2009).

•

Employee Matters Agreement by and between Duke Energy Corporation and Spectra Energy Corp, dated as of December 13, 2006 (filed as Exhibit No. 10.3 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2009).

•

First Amendment to Employee Matters Agreement, dated as of September 28, 2007, by and between Duke Energy Corporation and Spectra Energy Corp (filed as Exhibit No. 10.3.1 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2009).

•

Purchase and Sale Agreement, dated as of February 24, 2005, by and between Enterprise GP Holdings LP and DCP Midstream, LLC (filed as Exhibit No. 10.4 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2009).

•

Second Amended and Restated Limited Liability Company Agreement of DCP Midstream, LLC by and between ConocoPhillips Gas Company and Duke Energy Enterprises Corporation, dated as of July 5, 2005 (filed as Exhibit No. 10.5 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2009).

•

First Amendment, dated August 11, 2006, to Second Amended and Restated Limited Liability Company Agreement of DCP Midstream, LLC, by and between ConocoPhillips Gas Company and Duke Energy Enterprises Corporation (filed as Exhibit No. 10.5.1 to Form 10-K of Spectra Energy Corp for the year ended December 31, 2011).

•

Second Amendment, dated February 1, 2007, to Second Amended and Restated Limited Liability Company Agreement of DCP Midstream, LLC, by and between ConocoPhillips Gas Company and Spectra Energy DEFS Holding, LLC and Spectra Energy DEFS Holding Corp (filed as Exhibit No. 10.5.2 to Form 10-K of Spectra Energy Corp for the year ended December 31, 2011).

•

Third Amendment, dated April 30, 2009, to Second Amended and Restated Limited Liability Company Agreement of DCP Midstream, LLC, by and between ConocoPhillips Gas Company and Spectra Energy DEFS Holding, LLC and Spectra Energy DEFS Holding Corp (filed as Exhibit No. 10.5.3 to Form 10-K of Spectra Energy Corp for the year ended December 31, 2011).

•

Fourth Amendment, dated November 9, 2010, to Second Amended and Restated Limited Liability Company Agreement of DCP Midstream, LLC, by and between ConocoPhillips Gas Company and Spectra Energy DEFS Holding, LLC and Spectra Energy DEFS Holding Corp (filed as Exhibit No. 10.5.4 to Form 10-K of Spectra Energy Corp for the year ended December 31, 2011).

•

Fifth Amendment, dated September 9, 2014, to Second Amended and Restated Limited Liability Company Agreement of DCP Midstream, LLC, by and between Phillips Gas Company and Spectra Energy DEFS Holding II, LLC and Spectra Energy DEFS Holding Corp (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp on November 6, 2014).

•

Limited Liability Company Agreement of Gulfstream Management & Operating Services, LLC, dated as of February 1, 2001, between Duke Energy Gas Transmission Corporation and Williams Gas Pipeline Company (filed as Exhibit No. 10.18 to Form 10-K of Duke Energy Corporation for the year ended December 31, 2002).

•	Loan Agreement, dated as of February 25, 2005, between DCP Midstream, LLC and Duke Capital LLC (filed as Exhibit No. 10.6 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2009).

•	Spectra Energy Corp Directors’ Savings Plan, as amended and restated (filed as Exhibit No. 10.2 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2012).

•	Spectra Energy Corp Executive Savings Plan, as amended and restated (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp for the quarter ended June 30, 2012).

•	Spectra Energy Corp Executive Cash Balance Plan, as amended and restated (filed as Exhibit No. 10.3 to Form 10-K of Spectra Energy Corp for the year ended December 31, 2011).

•

Omnibus Amendment, dated June 20, 2014, to Spectra Energy Corp Executive Savings Plan, Spectra Energy Corp Executive Cash Balance Plan and Spectra Energy Corp 2007 Long-Term Incentive Plan (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp on August 7, 2014).

•

Form of Non-Qualified Stock Option Agreement pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan (filed as Exhibit No. 10.18 to Form 10-K of Spectra Energy Corp for the year ended December 31, 2006).

•

Support Agreement among Spectra Energy Midstream Holdco Management Partnership, Spectra Energy Income Fund and Spectra Energy Commercial Trust, dated March 4, 2008 (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp for the quarter ended March 31, 2008).

•	Form of Retention Stock Award Agreement (2014) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan (filed as Exhibit No. 10.2 to Form 10-Q of Spectra Energy Corp on August 7, 2014).

•

Acknowledgement and Waiver Agreement, dated as of September 6, 2011, by and among ConocoPhillips, ConocoPhillips Gas Company, Spectra Energy Corp, Spectra Energy DEFS Holding, LLC and Spectra Energy DEFS Holding Corp (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on September 12, 2011).

•	Form of Phantom Stock Award Agreement (2015) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan (filed as Exhibit No. 10.1 to Form 10-Q of Spectra Energy Corp on May 7, 2015).

•	Form of Performance Stock Award Agreement (2015) pursuant to the Spectra Energy Corp 2007 Long-Term Incentive Plan (filed as Exhibit No. 10.2 to Form 10-Q of Spectra Energy Corp on May 7, 2015).

•

Amended and Restated Credit Agreement, dated as of November 1, 2013, by and among Spectra Energy Capital, LLC, as Borrower, Spectra Energy Corp, as Guarantor, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on November 1, 2013).

•

Credit Agreement, dated as of November 1, 2013, by and among Spectra Energy Capital, LLC, as Borrower, Spectra Energy Corp, as Guarantor, Bank of America, N.A., as Administrative Agent, and the lenders party thereto (filed as Exhibit No. 10.2 to Form 8-K of Spectra Energy Corp on November 1, 2013).

•

Amendment No. 1 dated December 11, 2014 to Amended and Restated Credit Agreement, dated November 1, 2013, by and among Spectra Energy Capital, LLC, as Borrower, Spectra Energy Corp, as Guarantor, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on December 16, 2014).

•

Amendment No. 2 to Amended and Restated Credit Agreement dated as of April 29, 2016, by and among Spectra Energy Capital, LLC, as Borrower, Spectra Energy Corp, as Guarantor, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto (filed as Exhibit No. 10.1 to Form 8-K of Spectra Energy Corp on May 2, 2016).

Copies of each of the above-listed material contracts have been previously filed on Spectra Energy’s profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

RISK FACTORS

Details concerning risk factors in respect of Spectra Energy, Spectra Energy’s business, the Merger and other transactions contemplated by the Merger Agreement can be found in the section entitled “Risk Factors” in the Management Information Circular and in Spectra Energy’s Form 10-K for the year ended December 31, 2015.

SPECTRA ENERGY’S DOCUMENTS INCORPORATED BY REFERENCE

Spectra Energy files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by Spectra Energy at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, from commercial document retrieval services, and at the website maintained by the SEC at www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into the Management Information Circular.

You may also access the SEC filings and obtain other information about Spectra Energy through the website maintained by Spectra Energy at www.spectraenergy.com. The information contained in that website is not incorporated by reference in, or in any way part of, the Management Information Circular. You should not rely on such information in deciding whether to approve the Merger unless such information is in the Management Information Circular or has been incorporated by reference into the Management Information Circular.

Incorporation of Certain Documents by Reference

The information incorporated by reference is considered to be a part of the Management Information Circular, except for any information that is superseded by information that is included directly in the Management Information Circular or incorporated by reference subsequent to the date of the Management Information Circular.

The Management Information Circular incorporates by reference the documents or sections of the documents listed below that Spectra Energy has previously filed with the SEC. They contain important information about the companies and their financial condition. The following documents, which were filed by Spectra Energy with the SEC and under its SEDAR profile at www.sedar.com, are incorporated by reference into the Management Information Circular (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules). For the purposes of the Management Information Circular, Enbridge has filed the following documents under its SEDAR profile at www.sedar.com as “Other Documents” (filed on the same date as the Management Information Circular was filed).

Spectra Energy Filings with the SEC and available on SEDAR (File No. 001-33007)	Pages Incorporated by Reference	Period and/or Filing Date	SEDAR Reference
The following sections of the Annual Report on Form 10-K:		Year ended December 31, 2015, as filed February 25, 2016	Annual Report on Form 10-K for the year ended December 31, 2015, as filed on February 25, 2016
• Part I. Item 1A. Risk Factors	27-32

• Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations	35-63

• Part II. Item 9A. Controls and Procedures	122-123

The following sections of the Definitive Proxy Statement on Form DEF 14A:		Filed March 16, 2016	Management Information Circular for the 2016 Annual Meeting of Shareholders, as filed on March 17, 2016
• Information on our Nominees	4-9

• Corporate Governance	10-14

• Report of the Corporate Governance Committee	15-17

• Director Compensation	18

Spectra Energy Filings with the SEC and available on SEDAR (File No. 001-33007)	Pages Incorporated by Reference	Period and/or Filing Date	SEDAR Reference

• Report of the Audit Committee	22

• Compensation Discussion and Analysis	34-51

• Compensation Tables	52-61

The following sections of the Quarterly Report on Form 10-Q:		Quarter ended September 30, 2016, as filed November 3, 2016

Interim Financial Statements/Report for the quarter ended September 30, 2016, as filed November 3, 2016 and Management’s Discussion and Analysis for the quarter ended September 30, 2016, as filed November 3, 2016

• Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	34-46

• Part I. Item 3. Quantitative and Qualitative Disclosures about Market Risk	46

• Part I. Item 4. Controls and Procedures	46

• Part II. Other Information	47-49

Current Report on Form 8-K.		Filed March 1, 2016, April 8, 2016, May 2, 2016 (two Form 8-Ks), September 6, 2016, October 4, 2016 and November 2, 2016 (Item 8.01).	Material Change Reports filed March 1, 2016, April 8, 2016, May 2, 2016 (two Material Change Reports), September 7, 2016 and October 4, 2016

Any documents of the type referred to above, any audited annual consolidated financial statements, unaudited interim consolidated financial statements and related management’s discussion and analysis, any material change reports (except confidential material change reports) and business acquisition reports filed by Spectra Energy with the various securities commissions or similar authorities in Canada, which will be subsequently filed by Enbridge on SEDAR, after the date of this Management Information Circular and prior to the Effective Time, shall be deemed to be incorporated by reference into this Management Information Circular.

Spectra Energy has supplied all information contained in or incorporated by reference into the Management Information Circular, including this Appendix F, relating to Spectra Energy.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of the Management Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Management Information Circular.

You may also obtain copies of any document incorporated in the Management Information Circular, without charge, by requesting them in writing or by telephone from the appropriate company at the addresses below, or from the SEC through the SEC’s website at www.sec.gov. Enbridge shareholders may request a copy of such documents by contacting:

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

Attention: Investor Relations

Telephone: 1-713-627-4610

Email: InvestorRelations@spectraenergy.com

In addition, you may obtain copies of any document incorporated in the Management Information Circular, without charge, by visiting the website maintained by Spectra Energy at www.spectraenergy.com.

If you would like to request documents, please do so by December 8, 2016 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Spectra Energy has not authorized anyone to give any information or make any representation about the Merger, the Enbridge Special Meeting or Spectra Energy that is different from, or in addition to, that contained in the Management Information Circular or in any of the materials that Spectra Energy has incorporated into the Management Information Circular by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in the Management Information Circular is accurate only as of the date of the Management Information Circular unless the information specifically indicates that another date applies, and neither the mailing of the Management Information Circular to shareholders nor the issuance of Enbridge Common Shares in the Merger should create any implication to the contrary.

SCHEDULE A TO APPENDIX F

SPECTRA ENERGY AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

See Attached

F-A-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Spectra Energy Corp

We have audited the accompanying consolidated balance sheets of Spectra Energy Corp and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the index at Item 15. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spectra Energy Corp and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in

F-A-2

conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

February 25, 2016

F-A-3

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per-share amounts)

	Years Ended December 31,
	2015	2014	2013
Operating Revenues
Transportation, storage and processing of natural gas	$3,225	$3,291	$3,128
Distribution of natural gas	1,320	1,583	1,577
Sales of natural gas liquids	209	497	440
Transportation of crude oil	357	302	224
Other	123	230	149

Total operating revenues	5,234	5,903	5,518

Operating Expenses
Natural gas and petroleum products purchased	835	1,219	1,139
Operating, maintenance and other	1,500	1,571	1,568
Depreciation and amortization	764	796	772
Property and other taxes	353	393	373
Impairment of goodwill and other	349	—	—

Total operating expenses	3,801	3,979	3,852

Operating Income	1,433	1,924	1,666

Other Income and Expenses
Earnings (loss) from equity investments	(290)	361	445
Other income and expenses, net	114	59	124

Total other income and expenses	(176)	420	569

Interest Expense	636	679	657

Earnings Before Income Taxes	621	1,665	1,578
Income Tax Expense	161	382	419

Net Income	460	1,283	1,159
Net Income—Noncontrolling Interests	264	201	121

Net Income—Controlling Interests	$196	$1,082	$1,038

Common Stock Data
Weighted-average shares outstanding
Basic	671	671	669
Diluted	672	672	671
Earnings per share
Basic and diluted	$0.29	$1.61	$1.55
Dividends per share	$1.48	$1.375	$1.22

See Notes to Consolidated Financial Statements.

F-A-4

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended December 31,
	2015	2014	2013
Net Income	$460	$1,283	$1,159

Other comprehensive income (loss):
Foreign currency translation adjustments	(950)	(548)	(494)
Non-cash mark-to-market net gain on hedges	—	4	7
Reclassification of cash flow hedges into earnings	—	5	7
Pension and benefits impact (net of tax benefit (expense) of $1, $14 and $(88), respectively)	5	(47)	203
Other	1	—	2

Total other comprehensive income (loss)	(944)	(586)	(275)

Total Comprehensive Income (Loss), net of tax	(484)	697	884
Less: Comprehensive Income—Noncontrolling Interests	251	194	114

Comprehensive Income (Loss)—Controlling Interests	$(735)	$503	$770

See Notes to Consolidated Financial Statements.

F-A-5

SPECTRA ENERGY CORP

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31,
	2015	2014
ASSETS

Current Assets
Cash and cash equivalents	$213	$215
Receivables (net of allowance for doubtful accounts of $11 at December 31, 2015 and 2014)	806	1,336
Inventory	307	313
Fuel tracker	41	102
Other	281	366

Total current assets	1,648	2,332

Investments and Other Assets
Investments in and loans to unconsolidated affiliates	2,592	2,966
Goodwill	4,154	4,714
Other	310	327

Total investments and other assets	7,056	8,007

Property, Plant and Equipment
Cost	29,843	29,211
Less accumulated depreciation and amortization	6,925	6,904

Net property, plant and equipment	22,918	22,307

Regulatory Assets and Deferred Debits	1,301	1,352

Total Assets	$32,923	$33,998

See Notes to Consolidated Financial Statements.

F-A-6

SPECTRA ENERGY CORP

CONSOLIDATED BALANCE SHEETS

(In millions, except per-share amounts)

	December 31,
	2015	2014
LIABILITIES AND EQUITY

Current Liabilities
Accounts payable	$511	$458
Commercial paper	1,112	1,583
Taxes accrued	78	91
Interest accrued	179	181
Current maturities of long-term debt	652	327
Other	860	1,169

Total current liabilities	3,392	3,809

Long-term Debt	12,892	12,727

Deferred Credits and Other Liabilities
Deferred income taxes	5,445	5,405
Regulatory and other	1,323	1,401

Total deferred credits and other liabilities	6,768	6,806

Commitments and Contingencies

Preferred Stock of Subsidiaries	339	258

Equity
Preferred stock, $ 0.001 par, 22 million shares authorized, no shares outstanding	—	—
Common stock, $ 0.001 par, 1 billion shares authorized, 671 million shares outstanding at December 31, 2015 and 2014	1	1
Additional paid-in capital	5,053	4,956
Retained earnings	1,741	2,541
Accumulated other comprehensive (loss) income	(269)	662

Total controlling interests	6,526	8,160
Noncontrolling interests	3,006	2,238

Total equity	9,532	10,398

Total Liabilities and Equity	$32,923	$33,998

See Notes to Consolidated Financial Statements.

F-A-7

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$460	$1,283	$1,159
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	778	809	787
Impairment charges	349	—	—
Deferred income tax expense	88	388	421
(Earnings) loss from equity investments	290	(361)	(445)
Distributions from equity investments	161	380	324
Decrease (increase) in
Receivables	141	(9)	(94)
Inventory	(40)	(106)	17
Other current assets	43	(143)	(88)
Increase (decrease) in
Accounts payable	26	25	(2)
Taxes accrued	23	28	(8)
Other current liabilities	(15)	3	101
Other, assets	(106)	(33)	(111)
Other, liabilities	49	(43)	(31)

Net cash provided by operating activities	2,247	2,221	2,030

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,848)	(2,028)	(1,947)
Investments in and loans to unconsolidated affiliates	(124)	(259)	(312)
Acquisitions, net of cash acquired	—	—	(1,254)
Purchases of held-to-maturity securities	(668)	(790)	(985)
Proceeds from sales and maturities of held-to-maturity securities	695	815	1,023
Purchases of available-for-sale securities	(95)	(13)	(5,878)
Proceeds from sales and maturities of available-for-sale securities	87	7	6,024
Distributions from equity investments	451	266	87
Distribution to equity investment	(248)	—	(71)
Repayment of loan to equity investment	—	—	71
Other changes in restricted funds	(33)	(1)	2
Other	1	—	4

Net cash used in investing activities	(2,782)	(2,003)	(3,236)

F-A-8

	Years Ended December 31,
	2015	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	1,585	1,028	4,372
Payments for the redemption of long-term debt	(285)	(1,184)	(2,139)
Net increase (decrease) in commercial paper	(439)	574	(206)
Distributions to noncontrolling interests	(198)	(175)	(144)
Contributions from noncontrolling interests	248	145	23
Proceeds from the issuance of Spectra Energy Partners, LP common units	546	327	214
Proceeds from the issuance of Westcoast Energy, Inc. preferred stock	84	—	—
Dividends paid on common stock	(996)	(925)	(821)
Other	(5)	11	17

Net cash provided by (used in) financing activities	540	(199)	1,316

Effect of exchange rate changes on cash	(7)	(5)	(3)

Net increase (decrease) in cash and cash equivalents	(2)	14	107
Cash and cash equivalents at beginning of period	215	201	94

Cash and cash equivalents at end of period	$213	$215	$201

Supplemental Disclosures
Cash paid for interest, net of amount capitalized	$623	$684	$625
Net cash paid (refunds received) for income taxes	29	(8)	43
Property, plant and equipment non-cash accruals	192	125	112

See Notes to Consolidated Financial Statements.

F-A-9

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF EQUITY

(In millions)

				Accumulated Other Comprehensive Income (Loss)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Other	Noncontrolling Interests	Total
December 31, 2012	$1	$5,297	$2,165	$2,044	$(535)	$871	$9,843

Net income	—	—	1,038	—	—	121	1,159
Other comprehensive income (loss)	—	—	—	(487)	219	(7)	(275)
Dividends on common stock	—	—	(820)	—	—	—	(820)
Stock-based compensation	—	19	—	—	—	—	19
Distributions to noncontrolling interests	—	—	—	—	—	(144)	(144)
Contributions from noncontrolling interests	—	—	—	—	—	23	23
Spectra Energy common stock issued	—	23	—	—	—	—	23
Spectra Energy Partners, LP common units issued	—	42	—	—	—	147	189
Transfer of interests in subsidiaries to
Spectra Energy Partners, LP	—	(511)	—	—	—	817	306
Other, net	—	(1)	—	—	—	1	—

December 31, 2013	1	4,869	2,383	1,557	(316)	1,829	10,323

Net income	—	—	1,082	—	—	201	1,283
Other comprehensive loss	—	—	—	(541)	(38)	(7)	(586)
Dividends on common stock	—	—	(924)	—	—	—	(924)
Stock-based compensation	—	19	—	—	—	—	19
Distributions to noncontrolling interests	—	—	—	—	—	(175)	(175)
Contributions from noncontrolling interests	—	—	—	—	—	145	145
Spectra Energy common stock issued	—	11	—	—	—	—	11
Spectra Energy Partners, LP common units issued	—	49	—	—	—	248	297
Transfer of interests in subsidiaries to
Spectra Energy Partners, LP	—	3	—	—	—	(1)	2
Other, net	—	5	—	—	—	(2)	3

December 31, 2014	1	4,956	2,541	1,016	(354)	2,238	10,398

Net income	—	—	196	—	—	264	460
Other comprehensive income (loss)	—	—	—	(937)	6	(13)	(944)
Dividends on common stock	—	—	(996)	—	—	—	(996)
Stock-based compensation	—	21	—	—	—	—	21
Distributions to noncontrolling interests	—	—	—	—	—	(200)	(200)
Contributions from noncontrolling
interests	—	—	—	—	—	248	248
Spectra Energy common stock issued	—	3	—	—	—	—	3
Spectra Energy Partners, LP common
units issued/retired	—	(105)	—	—	—	635	530
Transfer of interests in subsidiaries	—	166	—	—	—	(166)	—
Other, net	—	12	—	—	—	—	12

December 31, 2015	$1	$5,053	$1,741	$79	$(348)	$3,006	$9,532

See Notes to Consolidated Financial Statements.

F-A-10

SPECTRA ENERGY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page
1.	Summary of Operations and Significant Accounting Policies	F-A-11
2.	Spectra Energy Partners, LP	F-A-18
3.	Acquisitions and Dispositions	F-A-20
4.	Business Segments	F-A-21
5.	Regulatory Matters	F-A-25
6.	Income Taxes	F-A-27
7.	Earnings per Common Share	F-A-29
8.	Accumulated Other Comprehensive Income	F-A-30
9.	Inventory	F-A-30
10.	Investments in and Loans to Unconsolidated Affiliates and Related Party Transactions	F-A-30
11.	Goodwill	F-A-34
12.	Marketable Securities and Restricted Funds	F-A-34
13.	Property, Plant and Equipment	F-A-36
14.	Asset Retirement Obligations	F-A-37
15.	Debt and Credit Facilities	F-A-38
16.	Preferred Stock of Subsidiaries	F-A-41
17.	Fair Value Measurements	F-A-42
18.	Risk Management and Hedging Activities	F-A-44
19.	Commitments and Contingencies	F-A-46
20.	Guarantees and Indemnifications	F-A-47
21.	Effects of Changes in Noncontrolling Interests Ownership	F-A-49
22.	Stock-Based Compensation	F-A-49
23.	Employee Benefit Plans	F-A-51
24.	Condensed Consolidating Financial Information	F-A-61
25.	Quarterly Financial Data (Unaudited)	F-A-69

1. Summary of Operations and Significant Accounting Policies

The terms “we,” “our,” “us” and “Spectra Energy” as used in this report refer collectively to Spectra Energy Corp and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within Spectra Energy. The term “Spectra Energy Partners” refers to our Spectra Energy Partners operating segment. The term “SEP” refers to Spectra Energy Partners, LP, our master limited partnership.

Nature of Operations. Spectra Energy Corp, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets, and owns and operates a crude oil pipeline system that connects Canadian and U.S. producers to refineries in the U.S. Rocky Mountain and Midwest regions. We currently operate in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. We provide transmission and storage of natural gas to customers in various regions of the northeastern and southeastern U.S., the Maritime Provinces in Canada, the

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Pacific Northwest in the U.S. and Canada, and in the province of Ontario, Canada. We also provide natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. We also own a 50% interest in DCP Midstream, LLC (DCP Midstream), based in Denver, Colorado, one of the leading natural gas gatherers in the U.S. and one of the largest U.S. producers and marketers of natural gas liquids (NGLs).

Basis of Presentation. The accompanying Consolidated Financial Statements include our accounts and the accounts of our majority-owned subsidiaries, after eliminating intercompany transactions and balances.

Use of Estimates. To conform with generally accepted accounting principles (GAAP) in the U.S., we make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Although these estimates are based on our best available knowledge at the time, actual results could differ.

Fair Value Measurements. We measure the fair value of financial assets and liabilities by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Cost-Based Regulation. The economic effects of regulation can result in a regulated company recording assets for costs that have been or are expected to be approved for recovery from customers or recording liabilities for amounts that are expected to be returned to customers or for instances where the regulator provides current rates that are intended to recover costs that are expected to be incurred in the future. Accordingly, we record assets and liabilities that result from the regulated ratemaking process that may not be recorded under GAAP for non-regulated entities. We continually assess whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes and recent rate orders to other regulated entities. Based on this assessment, we believe our existing regulatory assets are probable of recovery. These regulatory assets and liabilities are mostly classified in the Consolidated Balance Sheets as Regulatory Assets and Deferred Debits, and Deferred Credits and Other Liabilities—Regulatory and Other. We evaluate our regulated assets, and consider factors such as regulatory changes and the effect of competition. If cost-based regulation ends or competition increases, we may have to reduce our asset balances to reflect a market basis less than cost and write-off the associated regulatory assets and liabilities. See Note 5 for further discussion.

Foreign Currency Translation. The Canadian dollar has been determined to be the functional currency of our Canadian operations based on an assessment of the economic circumstances of those operations. Assets and liabilities of our Canadian operations are translated into U.S. dollars at current exchange rates. Translation adjustments resulting from fluctuations in exchange rates are included as a separate component of Other Comprehensive Income on the Consolidated Statements of Comprehensive Income. Revenue and expense accounts of these operations are translated at average monthly exchange rates prevailing during the periods. Gains and losses arising from transactions denominated in currencies other than the functional currency are included in the results of operations of the period in which they occur. Foreign currency transaction losses totaled $6 million in 2015, and gains totaled $3 million in 2014 and $1 million in 2013, and are included in Other Income and Expenses, Net on the Consolidated Statements of Operations. Deferred U.S. taxes related to translation gains and losses have not been provided on those Canadian operations where we expect the earnings to be indefinitely reinvested.

Revenue Recognition. Revenues from the transmission, storage, processing, distribution and sales of natural gas, from the sales of NGLs and from the transportation and storage of crude oil are generally recognized when either the service is provided or the product is delivered. Revenues related to these services provided or products delivered but not yet billed are estimated each month. These estimates are generally based on contract data, regulatory information, estimated distribution usage based on historical data adjusted for heating degree days, commodity prices and preliminary throughput and allocation measurements. Final bills for the current month are billed and collected in the following month. Differences between actual and estimated unbilled revenues are immaterial. There were no customers accounting for 10% or more of consolidated revenues during

F-A-12

2015, 2014 or 2013. We also have certain customer contracts with billed amounts that decline annually over the terms of the contracts. Differences between the amounts billed and recognized are deferred on the Consolidated Balance Sheets.

Stock-Based Compensation. For employee awards, equity-classified and liability-classified stock-based compensation cost is measured at the grant date based on the fair value of the award. Liability-classified stock-based compensation cost is remeasured at each reporting period until settlement. Related compensation expense is recognized over the requisite service period, which generally begins on the date the award is granted through the earlier of the date the award vests, the date the employee becomes retirement-eligible or the date the market or performance condition of the award is met. Awards, including stock options, granted to employees that are retirement-eligible are deemed to have vested immediately upon issuance, and therefore, compensation cost for those awards is recognized on the date such awards are granted. See Note 22 for further discussion.

Pension and Other Post-Retirement Benefits. We fully recognize the overfunded or underfunded status of our consolidating subsidiaries’ pension and other post-retirement benefit plans as Investments and Other Assets—Other, Current Liabilities—Other or Deferred Credits and Other Liabilities—Regulatory and Other in the Consolidated Balance Sheets, as appropriate. A plan’s funded status is the difference between the fair value of plan assets and the plan’s projected benefit obligation. We record deferred plan costs and income (unrecognized losses and gains, and unrecognized prior service costs and credits) in Accumulated Other Comprehensive Income (AOCI) on the Consolidated Statements of Equity, until they are amortized and recognized as a component of benefit expense within Operating, Maintenance and Other in the Consolidated Statements of Operations. See Note 23 for further discussion.

Allowance for Funds Used During Construction (AFUDC). AFUDC, which represents the estimated debt and equity costs of capital funds necessary to finance the construction of certain new regulated facilities, consists of two components, an equity component and an interest expense component. The equity component is a non-cash item. After construction is completed, we are permitted to recover these costs through inclusion in the rate base and in the depreciation provision. AFUDC is capitalized as a component of Property, Plant and Equipment—Cost in the Consolidated Balance Sheets, with offsetting credits to the Consolidated Statements of Operations through Other Income and Expenses, Net for the equity component and Interest Expense for the interest expense component. The total amount of AFUDC included in the Consolidated Statements of Operations was $143 million in 2015 (an equity component of $111 million and an interest expense component of $32 million), $72 million in 2014 (an equity component of $53 million and an interest expense component of $19 million) and $155 million in 2013 (an equity component of $105 million and an interest expense component of $50 million).

Income Taxes. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of tax returns by federal, state or foreign tax authorities.

Financial statement effects on tax positions are recognized in the period in which it is more likely than not that the position will be sustained upon examination, the position is effectively settled or when the statute of limitations to challenge the position has expired. Interest and penalties related to unrecognized tax benefits are recorded as interest expense and other expense, respectively.

Cash and Cash Equivalents. Highly liquid investments with original maturities of three months or less at the date of acquisition are considered cash equivalents, except for the investments that were pledged as collateral against long-term debt as discussed in Note 15 and any investments that are considered restricted funds.

Inventory. Inventory consists of natural gas and NGLs held in storage for transmission and processing, and also includes materials and supplies. Natural gas inventories primarily relate to the Distribution segment in Canada and are valued at costs approved by the regulator, the Ontario Energy Board (OEB). The difference

F-A-13

between the approved price and the actual cost of gas purchased is recorded in either Fuel Tracker or Other Current Liabilities, as appropriate, for future disposition with customers, subject to approval by the OEB. The remaining inventory is recorded at the lower of cost or market, primarily using average cost.

Natural Gas Imbalances. The Consolidated Balance Sheets include in-kind balances as a result of differences in gas volumes received and delivered for customers. Since settlement of certain imbalances is in-kind, changes in their balances do not have an effect on our Consolidated Statements of Cash Flows. Receivables include $291 million and $642 million as of December 31, 2015 and December 31, 2014, respectively, and Other Current Liabilities include $287 million and $634 million as of December 31, 2015 and December 31, 2014, respectively, related to gas imbalances. Most natural gas volumes owed to or by us are valued at natural gas market index prices as of the balance sheet dates.

Risk Management and Hedging Activities and Financial Instruments. Currently, our use of derivative instruments is primarily limited to interest rate positions and commodity pricing. All derivative instruments that do not qualify for the normal purchases and normal sales exception are recorded on the Consolidated Balance Sheets at fair value. Cash inflows and outflows related to derivative instruments are a component of Cash Flows From Operating Activities in the accompanying Consolidated Statements of Cash Flows.

Cash Flow and Fair Value Hedges. Qualifying energy commodity and other derivatives may be designated as either a hedge of a forecasted transaction (cash flow hedge) or a hedge of a recognized asset, liability or firm commitment (fair value hedge). For all hedge contracts, we prepare documentation of the hedge in accordance with accounting standards and assess whether the hedge contract is highly effective using regression analysis, both at inception and on a quarterly basis, in offsetting changes in cash flows or fair values of hedged items. We document hedging activity by instrument type (futures or swaps) and risk management strategy (commodity price risk or interest rate risk).

For derivatives designated as fair value hedges, we recognize the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item in earnings, to the extent effective, in the current period. In the event the hedge is not effective, there is no offsetting gain or loss recognized in earnings for the hedged item. All derivatives designated and accounted for as hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. All components of each derivative gain or loss are included in the assessment of hedge effectiveness.

Investments. We may actively invest a portion of our available cash and restricted funds balances in various financial instruments, including taxable or tax-exempt debt securities. In addition, we invest in short-term money market securities, some of which are restricted due to debt collateral or insurance requirements. Investments in available-for-sale (AFS) securities are carried at fair value and investments in held-to-maturity (HTM) securities are carried at cost. Investments in money market securities are also accounted for at fair value. Realized gains and losses, and dividend and interest income related to these securities, including any amortization of discounts or premiums arising at acquisition, are included in earnings. The costs of securities sold are determined using the specific identification method. Purchases and sales of AFS and HTM securities are presented on a gross basis within Cash Flows From Investing Activities in the accompanying Consolidated Statements of Cash Flows.

Goodwill. We perform our goodwill impairment test annually and evaluate goodwill when events or changes in circumstances indicate that its carrying value may not be recoverable. In 2015 we recorded a goodwill impairment charge of $270 million for British Columbia (BC) Field Services and $63 million for Empress NGL operations associated with the Westcoast Energy, Inc. (Westcoast) acquisition in 2002. No impairments of goodwill were recorded in 2014 or 2013. See Note 11 for further discussion.

We perform our annual review for goodwill impairment at the reporting unit level, which is identified by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available, whether segment management regularly reviews the operating results of those components and whether the economic and regulatory characteristics are similar. We determined that our

F-A-14

reporting units are equivalent to our reportable segments, except for the reporting units of our Western Canada Transmission & Processing and Spectra Energy Partners reportable segments, which are one level below.

As permitted under accounting guidance on testing goodwill for impairment, we perform either a qualitative assessment or a quantitative assessment of each of our reporting units based on management’s judgment. With respect to our qualitative assessments, we consider events and circumstances specific to us, such as macroeconomic conditions, industry and market considerations, cost factors and overall financial performance, when evaluating whether it is more likely than not that the fair values of our reporting units are less than their respective carrying amounts.

In connection with our quantitative assessments, we primarily use a discounted cash flow analysis to determine the fair values of those reporting units. Key assumptions in the determination of fair value included the use of an appropriate discount rate and estimated future cash flows. In estimating cash flows, we incorporate expected long-term growth rates in key markets served by our operations, regulatory stability, the ability to renew contracts, commodity prices (where appropriate) and foreign currency exchange rates, as well as other factors that affect our reporting units’ revenue, expense and capital expenditure projections. If the carrying amount of the reporting unit exceeds its fair value, a comparison of the fair value and carrying value of the goodwill of that reporting unit needs to be performed. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Additional impairment tests are performed between the annual reviews if events or changes in circumstances make it more likely than not that the fair value of a reporting unit is below its carrying amount.

Property, Plant and Equipment. Property, plant and equipment is stated at historical cost less accumulated depreciation. We capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes and the cost of funds used during construction. The costs of renewals and betterments that extend the useful life or increase the expected output of property, plant and equipment are also capitalized. The costs of repairs, replacements and major maintenance projects that do not extend the useful life or increase the expected output of property, plant and equipment are expensed as incurred. Depreciation is generally computed over the asset’s estimated useful life using the straight-line method.

When we retire regulated property, plant and equipment, we charge the original cost plus the cost of retirement, less salvage value, to accumulated depreciation and amortization. When we sell entire regulated operating units or retire non-regulated properties, the cost is removed from the property account and the related accumulated depreciation and amortization accounts are reduced. Any gain or loss is recorded in earnings, unless otherwise required by the applicable regulatory body.

Preliminary Project Costs. Project development costs, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized for rate-regulated enterprises when it is determined that recovery of such costs through regulated revenues of the completed project is probable. Any inception-to-date costs of the project that were initially expensed are reversed and capitalized as Property, Plant and Equipment.

Long-Lived Asset Impairments. We evaluate whether long-lived assets, excluding goodwill, have been impaired when circumstances indicate the carrying value of those assets may not be recoverable. For such long-lived assets, an impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used in developing estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on these estimated future undiscounted cash flows, an impairment loss is measured as the excess of the asset’s carrying value over its fair value, such that the asset’s carrying value is adjusted to its estimated fair value.

F-A-15

We assess the fair value of long-lived assets using commonly accepted techniques and may use more than one source. Sources to determine fair value include, but are not limited to, recent third-party comparable sales, internally developed discounted cash flow analyses and analyses from outside advisors. Significant changes in market conditions resulting from events such as changes in natural gas available to our systems, the condition of an asset, a change in our intent to utilize the asset or a significant change in contracted revenues or regulatory recoveries would generally require us to reassess the cash flows related to the long-lived assets.

Asset Retirement Obligations. We recognize asset retirement obligations (AROs) for legal commitments associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset and conditional AROs in which the timing or method of settlement are conditional on a future event that may or may not be within our control. The fair value of a liability for an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset.

Unamortized Debt Premium, Discount and Expense. Premiums, discounts and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate.

Environmental Expenditures. We expense environmental expenditures related to conditions caused by past operations that do not generate current or future revenues. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. Undiscounted liabilities are recorded when the necessity for environmental remediation becomes probable and the costs can be reasonably estimated, or when other potential environmental liabilities are reasonably estimable and probable.

Captive Insurance Reserves. We have captive insurance subsidiaries which provide insurance coverage to our consolidated subsidiaries as well as certain equity affiliates, on a limited basis, for various business risks and losses, such as workers compensation, property, business interruption and general liability. Liabilities include provisions for estimated losses incurred but not yet reported, as well as provisions for known claims which have been estimated on a claims-incurred basis. Incurred but not yet reported reserve estimates involve the use of assumptions and are based upon historical loss experience, industry data and other actuarial assumptions. Reserve estimates are adjusted in future periods as actual losses differ from historical experience.

Guarantees. Upon issuance or material modification of a guarantee made by us, we recognize a liability for the estimated fair value of the obligation we assume under that guarantee, if any. Fair value is estimated using a probability-weighted approach. We reduce the obligation over the term of the guarantee or related contract in a systematic and rational method as risk is reduced under the obligation.

Accounting For Sales of Stock by a Subsidiary. Sales of stock by a consolidated subsidiary are accounted for as equity transactions in those instances where a change in control does not take place.

Segment Reporting. Operating segments are components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and evaluate performance. Two or more operating segments may be aggregated into a single reportable segment provided certain criteria are met. There is no such aggregation within our defined business segments. A description of our reportable segments, consistent with how business results are reported internally to management, and the disclosure of segment information is presented in Note 4.

Consolidated Statements of Cash Flows. Cash flows from discontinued operations are combined with cash flows from continuing operations within operating, investing and financing cash flows. Cash received from insurance proceeds are classified depending on the activity that resulted in the insurance proceeds. For example, business interruption insurance proceeds are included as a component of operating activities while insurance

F-A-16

proceeds from damaged property are included as a component of investing activities. With respect to cash overdrafts, book overdrafts are included within operating cash flows while bank overdrafts, if any, are included within financing cash flows.

Distributions from Equity Investments. We consider distributions received from equity investments which do not exceed cumulative equity in earnings subsequent to the date of investment to be a return on investment and classify these amounts as Cash Flows From Operating Activities within the accompanying Consolidated Statements of Cash Flows. Cumulative distributions received in excess of cumulative equity in earnings subsequent to the date of investment are considered to be a return of investment and are classified as Cash Flows From Investing Activities.

New Accounting Pronouncements. The following new Accounting Standards Updates (ASUs) were adopted during 2015 and the effect of such adoption has been presented in the accompanying Consolidated Financial Statements:

In April 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU revises the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have or will have a major effect on an entity’s operations and financial results, removing the lack of continuing involvement criteria and requiring discontinued operations reporting for the disposal of an equity method investment that meets the definition of discontinued operations. The update also requires expanded disclosures for discontinued operations, and disclosure of pretax profit or loss of certain individually significant components of an entity that do not qualify for discontinued operations reporting. This ASU was effective for us on January 1, 2015 and did not have a material impact on our consolidated results of operations, financial position or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, rather than as a deferred charge asset. We adopted this standard on December 31, 2015. The adoption of this ASU resulted in the retrospective adjustment of the December 31, 2014 Consolidated Balance Sheet, which resulted in the presentation of $42 million of debt issuance costs previously reported in Regulatory Assets and Deferred Debits as a reduction of Long-term Debt on our Consolidated Balance Sheet. In addition, $46 million of debt issuance costs are presented as a reduction of Long-term Debt on our December 31, 2015 Consolidated Balance Sheet.

In November 2015, the FASB issued ASU No. 2015-17, “Accounting for Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This ASU simplifies the balance sheet presentation of deferred income taxes by requiring deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. We adopted this standard on December 31, 2015 and applied it prospectively. The adoption of this ASU did not have a material impact on our consolidated results of operations, financial position, or cash flow.

Pending. The following new accounting pronouncements have been issued but not yet adopted:

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which makes changes to both the variable interest model and the voting model. These changes will require re-evaluation of certain entities for consolidation and will require us to revise our documentation regarding the consolidation or deconsolidation of such entities. This ASU is effective for us on January 1, 2016 and is not expected to have a material impact on our consolidated results of operations, financial position or cash flow.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This ASU is effective for us January 1, 2016 and is not expected to have a material impact on our consolidated results of operations, financial position or cash flow.

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In July 2015, the FASB decided to defer the effective date of the revenue standard ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” for one year and to permit entities to early adopt the standard as of the original effective date. ASU No. 2014-09 supersedes the revenue recognition requirements of “Revenue Recognition (Topic 605)” and clarifies the principles of recognizing revenue. This ASU is effective for us January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” to simplify accounting for adjustments made to provisional amounts recognized in a business combination and to eliminate the retrospective accounting for those adjustments. This ASU is effective for us January 1, 2016 and is not expected to have a material impact on our consolidated results of operations, financial position or cash flow.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends the classification and measurement of financial instruments. Changes primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU is effective for us beginning after December 15, 2017. Early adoption is not permitted. We are currently evaluating this ASU and its potential impact on us.

2014. There were no significant accounting pronouncements issued during 2014 that had a material impact on our consolidated results of operations, financial position or cash flows.

2013. There were no significant accounting pronouncements issued during 2013 that had a material impact on our consolidated results of operations, financial position or cash flows.

2. Spectra Energy Partners, LP

SEP is our natural gas infrastructure and crude oil pipeline master limited partnership. As of December 31, 2015, Spectra Energy owned 78% of SEP, including a 2% general partner interest.

Sand Hills and Southern Hills. On October 30, 2015, Spectra Energy acquired SEP’s 33.3% ownership interests in DCP Sand Hills Pipeline, LLC (Sand Hills) and DCP Southern Hills Pipeline, LLC (Southern Hills). In consideration for this transaction, SEP retired 21,560,000 of our limited partner units and 440,000 of our general partner units in SEP. This will result in the reduction of any associated distribution payable to Spectra Energy, beginning in 2016. There will also be a reduction in the aggregate quarterly distributions, if any, to Spectra Energy (as holder of incentive distribution rights), by $4 million per quarter for a period of 12 consecutive quarters, which commenced with the quarter ending on December 31, 2015 and will end with the quarter ending on September 30, 2018.

U.S. Assets Dropdown. In 2013, Spectra Energy entered into a contribution agreement with SEP (the Contribution Agreement), pursuant to which Spectra Energy agreed to contribute to SEP substantially all of Spectra Energy’s interests in its subsidiaries that own U.S. transmission and storage and liquids assets, including its remaining 60% interest in the U.S. portion of Express-Platte, and to assign to SEP its interests in certain related contracts (collectively, the U.S. Assets Dropdown).

In 2013, Spectra Energy completed the closing of substantially all of the U.S. Assets Dropdown. This first of three planned transactions consisted of all the contributed entities contemplated in the Contribution Agreement, excluding a 25.05% ownership interest in Southeast Supply Header, LLC (SESH) and a 1% ownership interest in Steckman Ridge, LP (Steckman Ridge). Consideration to Spectra Energy for the 2013 closing included $2.3 billion in cash, assumption by SEP (indirectly by acquisition of the contributed entities) of approximately $2.4 billion of third-party indebtedness of the contributed entities, 167.6 million newly issued SEP limited partner units and 3.4 million newly issued general partner units. This transfer of assets between entities under common control resulted in a decrease to Additional Paid-in Capital of $733 million ($458 million net of tax) and an increase to Equity—Noncontrolling Interests of $733 million on the Consolidated Balance Sheet in

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2013. The change in Equity—Noncontrolling Interests primarily represents the public unitholders’ share of the increase in SEP’s equity as a result of the issuance of additional units to Spectra Energy, less the effects of the resulting decrease in the public unitholders’ ownership percentage of SEP. Spectra Energy’s ownership in SEP increased as a result of the transaction.

In November 2014, Spectra Energy completed the second of three planned transactions related to the U.S Assets Dropdown. This transaction consisted of contributing an additional 24.95% ownership interest in SESH and the remaining 1% interest in Steckman Ridge to SEP. Consideration to Spectra Energy was approximately 4.3 million newly issued SEP common units. Also, in connection with this transaction, SEP issued approximately 86,000 of newly issued general partner units to Spectra Energy in exchange for the same amount of common units in order to maintain Spectra Energy’s 2% general partner interest in SEP. This transfer of assets between entities under common control resulted in a decrease to Additional Paid-in Capital of $29 million ($16 million net of tax) and an increase to Equity—Noncontrolling Interests of $29 million on the Consolidated Balance Sheet in 2014. The change in Equity—Noncontrolling Interests primarily represents the public unitholders’ share of the increase in SEP’s equity as a result of the issuance of additional units to Spectra Energy, less the effects of the resulting decrease in the public unitholders’ ownership percentage of SEP. Spectra Energy’s ownership in SEP increased as a result of the transaction.

On November 4, 2015, the third, and final, transaction related to the U.S. Assets Dropdown occurred. Spectra Energy contributed the remaining 0.1% interest in SESH to SEP. Total consideration to Spectra Energy was 17,114 newly issued SEP common units. Also, in connection with this third transaction, SEP issued 342 general partner units to Spectra Energy in exchange for the same amount of common units in order to maintain Spectra Energy’s 2% general partner interest in SEP.

The contributed assets provide transportation and storage of natural gas, crude oil, and natural gas liquids for customers in various regions of the U.S. and in Alberta, Canada. The contributed assets included after all stages of the U.S. Assets Dropdown consisted of:

•	a 100% ownership interest in Texas Eastern Transmission, LP (Texas Eastern)
•	a 100% ownership interest in Algonquin Gas Transmission, LLC (Algonquin)
•	Spectra Energy’s remaining 60% ownership interest in the U.S. portion of Express-Platte
•	Spectra Energy’s remaining 38.77% ownership interest in Maritimes & Northeast Pipeline, L.L.C.
•	a 33.3% ownership interest in Sand Hills
•	a 33.3% ownership interest in Southern Hills
•	Spectra Energy’s remaining 1% ownership interest in Gulfstream Natural Gas System, LLC (Gulfstream)
•	a 50% ownership interest in SESH
•	a 100% ownership interest in Bobcat Gas Storage
•	Spectra Energy’s remaining 50% of Market Hub Partners Holding
•	a 50% ownership interest in Steckman Ridge
•	Texas Eastern’s and Express-Platte’s storage facilities

Express-Platte. In August 2013, Spectra Energy contributed a 40% interest in the U.S. portion of Express-Platte and sold a 100% ownership interest in the Canadian portion to SEP. Aggregate consideration for the transactions consisted of $410 million in cash and 7.2 million of newly issued SEP partnership units. This transfer of assets between entities, under common control, resulted in a decrease to Additional Paid-in Capital of $84 million ($53 million net of tax) and an increase to Equity—Noncontrolling Interest of $84 million. The change in Equity—Noncontrolling Interests primarily represents the public unitholders’ share of the increase in SEP equity as a result of the issuance of additional units to Spectra Energy, less the effects of the resulting decrease in the public unitholders’ ownership percentage.

Sales of SEP Common Units. SEP has entered into equity distribution agreements for its at-the-market offering program, pursuant to which SEP may offer and sell, through sales agents, common units representing

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limited partner interests at prices it deems appropriate having aggregate offering prices ranging from $400 million to up to $1 billion. Sales of common units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, in block transactions, or as otherwise agreed to between SEP and the sales agent. SEP intends to use the net proceeds from sales under the program for general partnership purposes, which may include debt repayment, future acquisitions and capital expenditures. Under this program SEP issued 12.0 million, 6.4 million and 0.6 million common units to the public in 2015, 2014 and 2013, respectively, for total net proceeds of $546 million, $327 million and $24 million, respectively. In 2015 and 2014, SEP also issued 245,000 and 132,000 general partner units, respectively, to Spectra Energy.

In 2013, SEP issued 5.2 million common units to the public, representing limited partner interests, and 0.1 million general partner units to Spectra Energy. Total net proceeds to SEP were $193 million (net proceeds to Spectra Energy were $190 million). Net proceeds to SEP were temporarily invested in restricted available-for-sale securities until the U.S. Assets Dropdown, at which time the funds were used to pay for a portion of the dropdown transaction. In connection with the sale of the units, a $61 million gain ($38 million net of tax) to Additional Paid-in Capital and a $128 million increase in Equity—Noncontrolling Interests were recorded in 2013.

3. Acquisitions and Dispositions

Acquisitions. We consolidate assets and liabilities from acquisitions as of the purchase date and include earnings from acquisitions in consolidated earnings after the purchase date. Assets acquired and liabilities assumed are recorded at estimated fair values on the date of acquisition. The purchase price less the estimated fair value of the acquired assets and liabilities meeting the definition of a “business” is recorded as goodwill. The allocation of the purchase price may be adjusted if additional information is received during the allocation period, which generally does not exceed one year from the consummation date.

Sand Hills and Southern Hills. On October 30, 2015 Spectra Energy acquired SEP’s 33.3% ownership interests in Sand Hills and Southern Hills. In consideration for this transaction, SEP retired 21,560,000 of our limited partner units and 440,000 of our general partner units in SEP. See Note 2 for further discussion. This transfer of assets between entities under common control resulted in an increase to Additional Paid-in Capital of $166 million and a decrease to Equity-Noncontrolling Interests of $166 million on the Consolidated Balance Sheet in 2015. The change in Equity-Noncontrolling Interests primarily represents the public unitholders’ share of the decrease in SEP’s equity as a result of the retirement of units previously held by us, less the effects of the resulting increase in the public unitholders’ ownership percentage of SEP. Spectra Energy’s ownership in SEP decreased as a result of the transaction.

In 2013, subsidiaries of Spectra Energy contributed their 33.3% direct interests in Sand Hills and Southern Hills to SEP in connection with the U.S. Assets Dropdown. At the time of this contribution, DCP Midstream Partners, LP (DCP Partners), DCP Midstream’s master limited partnership, and Phillips 66 also each owned direct one-third ownership interests in the two pipelines. The Sand Hills pipeline provides NGL transportation from the Permian and Eagle Ford basins to the premium NGL markets on the Gulf Coast. The Southern Hills pipeline provides NGL transportation from the Midcontinent to Mont Belvieu, Texas. See Note 2 for further discussion.

Express-Platte. In March 2013, we acquired 100% of the ownership interests in the Express-Platte crude oil pipeline system for $1.5 billion, consisting of $1.25 billion in cash and $260 million of acquired debt, before working capital adjustments. The Express-Platte pipeline system, which begins in Hardisty, Alberta, and terminates in Wood River, Illinois, is comprised of both the Express and Platte crude oil pipelines. The Express pipeline carries crude oil to U.S. refining markets in the Rockies area, including Montana, Wyoming, Colorado and Utah. The Platte pipeline, which interconnects with Express pipeline in Casper, Wyoming, transports crude oil predominantly from the Bakken shale and western Canada to refineries in the Midwest. In 2013, subsidiaries of Spectra Energy contributed a 100% interest in the U.S. portion of Express-Platte and sold a 100% ownership interest in the Canadian portion to SEP. See Note 2 for further discussion.

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The following table summarizes the fair values of the assets and liabilities acquired as of the date of the acquisition:

Purchase Price Allocation
(in millions)
Cash purchase price	$1,250
Working capital and other purchase adjustments	71
Total	1,321
Cash	67
Receivables	25
Other current assets	9
Property, plant and equipment	1,251
Accounts payable	(18)
Other current liabilities	(17)
Deferred credits and other liabilities	(259)
Long-term debt, including current portion	(260)

Total assets acquired/liabilities assumed	798

Goodwill	$523

The purchase price is greater than the sum of fair values of the net assets acquired, resulting in goodwill as noted above. The goodwill reflects the value of the strategic location of the pipeline and the opportunity to grow the business. Goodwill related to the acquisition of Express-Platte is not deductible for income tax purposes.

The allocation of the fair values of assets and liabilities acquired related to the acquisition of Express-Platte was finalized in the first quarter of 2014, resulting in the following adjustments to amounts reported as of December 31, 2013: a $60 million decrease in Property, Plant and Equipment, a $1 million decrease in Other Current Assets and a $24 million decrease in Deferred Credits and Other Liabilities, resulting in a $37 million increase in Goodwill.

Dispositions. As discussed above, on October 30, 2015 we acquired SEP’s 33.3% ownership interests in Sand Hills and Southern Hills. We immediately contributed our 33.3% interests in Sand Hills and Southern Hills to DCP Midstream. The contribution is reflected as a non-cash transaction in the statement of cash flows. After this contribution, DCP Midstream and DCP Partners each hold a direct one-third ownership interest in the two pipelines. The remaining one-third direct ownership interest continues to be held by Phillips 66. In consideration for this transaction, we increased our basis in the net equity of DCP Midstream and retained our 50% ownership interest.

4. Business Segments

We manage our business in four reportable segments: Spectra Energy Partners, Distribution, Western Canada Transmission & Processing and Field Services. The remainder of our business operations is presented as “Other,” and consists of unallocated corporate costs and employee benefit plan assets and liabilities, 100%-owned captive insurance subsidiaries and other miscellaneous activities.

Our CODM regularly reviews financial information about each of these segments in deciding how to allocate resources and evaluate performance. There is no aggregation within our reportable business segments.

Spectra Energy’s presentation of its Spectra Energy Partners segment is reflective of the parent-level focus by our CODM, considering the resource allocation and governance provisions associated with SEP’s master

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limited partnership structure. SEP maintains a capital and cash management structure that is separate from Spectra Energy’s, is self-funding and maintains its own lines of bank credit and cash management accounts. From a Spectra Energy perspective, our CODM evaluates the Spectra Energy Partners segment as a whole, without regard to any of SEP’s individual businesses.

Spectra Energy Partners provides transmission, storage and gathering of natural gas, as well as the transportation of crude oil and NGLs through interstate pipeline systems for customers in various regions of the midwestern, northeastern and southern U.S. and Canada. The natural gas transmission and storage operations are primarily subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC). The crude oil transportation operations are primarily subject to regulation by the FERC in the U.S. and the National Energy Board (NEB) in Canada. Our Spectra Energy Partners segment is composed of the operations of SEP, less governance costs, which are included in “Other.”

Distribution provides retail natural gas distribution service in Ontario, Canada, as well as natural gas transmission and storage services to other utilities and energy market participants. These services are provided by Union Gas Limited (Union Gas), and are primarily subject to the rules and regulations of the OEB.

Western Canada Transmission & Processing provides transmission of natural gas, natural gas gathering and processing services, and NGL extraction, fractionation, transportation, storage and marketing to customers in western Canada, the northern tier of the U.S. and the Maritime Provinces in Canada. This segment conducts business mostly through BC Pipeline, BC Field Services, Empress NGL operations, Canadian Midstream, and Maritimes & Northeast Pipeline Limited Partnership (M&N Canada). BC Pipeline, BC Field Services and M&N Canada operations are primarily subject to the rules and regulations of the NEB.

Field Services gathers, compresses, treats, processes, transports, stores and sells natural gas, produces, fractionates, transports, stores and sells NGLs, recovers and sells condensate, and trades and markets natural gas and NGLs. It conducts operations through DCP Midstream, which is owned 50% by us and 50% by Phillips 66. DCP Midstream gathers raw natural gas through gathering systems connecting to several interstate and intrastate natural gas and NGL pipeline systems, one natural gas storage facility and one NGL storage facility. DCP Midstream operates in a diverse number of regions, including the Permian Basin, Eagle Ford, Niobrara/DJ Basin and the Midcontinent. DCP Partners is a publicly traded master limited partnership, of which DCP Midstream acts as general partner. As of December 31, 2015, DCP Midstream had an approximate 21% ownership interest in DCP Partners, including DCP Midstream’s limited partner and general partner interests.

Our reportable segments offer different products and services and are managed separately as business units. Management evaluates segment performance based on earnings before interest, taxes, depreciation and amortization (EBITDA). Cash, cash equivalents and short-term investments are managed at the parent-company levels, so the associated gains and losses from foreign currency transactions and interest and dividend income are excluded from the segments’ EBITDA. Our segment EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate EBITDA in the same manner. Transactions between reportable segments are accounted for on the same basis as transactions with unaffiliated third parties.

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Business Segment Data

	Unaffiliated Revenues	Intersegment Revenues	Total Operating Revenues	Segment EBITDA/ Consolidated Earnings before Income Taxes	Depreciation and Amortization	Capital and Investment Expenditures (a,b)	Assets
				(in millions)
2015
Spectra Energy Partners	$2,455	$—	$2,455	$1,905	$297	$2,007	$18,983
Distribution	1,527	—	1,527	473	176	544	5,209
Western Canada Transmission & Processing	1,242	43	1,285	491	243	360	5,909
Field Services	—	—	—	(461)	—	—	1,660

Total reportable segments	5,224	43	5,267	2,408	716	2,911	31,761
Other	10	63	73	(384)	48	61	1,226
Eliminations	—	(106)	(106)	—	—	—	(64)
Depreciation and amortization	—	—	—	764	—	—	—
Interest expense	—	—	—	636	—	—	—
Interest income and other (c)	—	—	—	(3)	—	—	—

Total consolidated	$5,234	$—	$5,234	$621	$764	$2,972	$32,923

2014
Spectra Energy Partners	$2,269	$—	$2,269	$1,669	$290	$1,241	$17,850
Distribution	1,843	—	1,843	552	192	427	6,055
Western Canada
Transmission & Processing	1,781	121	1,902	754	271	473	6,913
Field Services	—	—	—	217	—	—	1,345

Total reportable segments	5,893	121	6,014	3,192	753	2,141	32,163
Other	10	62	72	(58)	43	146	1,893
Eliminations	—	(183)	(183)	—	—	—	(58)
Depreciation and amortization	—	—	—	796	—	—	—
Interest expense	—	—	—	679	—	—	—
Interest income and other (c)	—	—	—	6	—	—	—

Total consolidated	$5,903	$—	$5,903	$1,665	$796	$2,287	$33,998

2013
Spectra Energy Partners	$1,964	$1	$1,965	$1,433	$263	$1,299	$16,783
Distribution	1,848	—	1,848	574	199	357	6,000
Western Canada
Transmission & Processing	1,694	73	1,767	736	272	561	7,157
Field Services	—	—	—	343	—	—	1,365

Total reportable segments	5,506	74	5,580	3,086	734	2,217	31,305
Other	12	60	72	(86)	38	42	2,680
Eliminations	—	(134)	(134)	—	—	—	(499)
Depreciation and amortization	—	—	—	772	—	—	—
Interest expense	—	—	—	657	—	—	—
Interest income and other (c)	—	—	—	7	—	—	—

Total consolidated	$5,518	$—	$5,518	$1,578	$772	$2,259	$33,486

(a)	Excludes the $1,254 million cash outlay for the acquisition of Express-Platte in 2013, part of Spectra Energy Partners.

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(b)	Excludes a $71 million loan to an equity investment in 2013 at Spectra Energy Partners.
(c)	Includes foreign currency transaction gains and losses related to segment EBITDA.

Geographic Data

	U.S.	Canada	Consolidated
		(in millions)
2015
Consolidated revenues	$2,389	$2,845	$5,234
Consolidated long-lived assets	17,549	10,979	28,528
2014
Consolidated revenues	2,212	3,691	5,903
Consolidated long-lived assets	15,834	12,715	28,549
2013
Consolidated revenues	1,926	3,592	5,518
Consolidated long-lived assets	14,963	13,247	28,210

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5. Regulatory Matters

Regulatory Assets and Liabilities

We record assets and liabilities that result from the regulated ratemaking process that would not be recorded under U.S. GAAP for non-regulated entities. See Note 1 for further discussion.

The following items are reflected in the consolidated balance sheets. All regulatory assets and liabilities are excluded from rate base unless otherwise noted below.

	Recovery/Refund Period	December 31,
		2015	2014
		(in millions)
Regulatory Assets
Under-recovery of fuel costs (c)	—	$41	$44
Gas purchase costs (c)	—	—	57
Other	—	73	46

Total Regulatory Assets—Current (a)		114	147

Net regulatory asset related to income taxes (d,e)	2 years - remaining life of asset	1,215	1,271
Project development costs (d)	Through 2036	9	10
Vacation accrual (d)	Various	23	22
Deferred debt expense/premium (d)	Various	23	31
Other	Various	13	13

Total Regulatory Assets—Non Current (b)		1,283	1,347

Total Regulatory Assets		$1,397	$1,494

Regulatory Liabilities
Gas purchase costs (c)	—	$48	$—
Other (d)	—	32	59

Total Regulatory Liabilities—Current (a)		80	59

Removal costs (d)	Exceeds remaining life of asset	258	326
Pipeline rate credit	Life of associated liability	24	25
Other (d)	Various	23	20

Total Regulatory Liabilities—Non Current (b)		305	371

Total Regulatory Liabilities		$385	$430

(a)	Included in Inventory, Fuel Tracker, Current Assets—Other or Current Liabilities—Other.

(b)	Included in Regulatory Assets and Deferred Debits or Deferred Credits and Other Liabilities—Regulatory and Other.

(c)	Includes costs settled in cash annually through transportation rates in accordance with FERC and/or OEB gas tariffs.

(d)	All or a portion of the balance is included in rate base.

(e)	All amounts are expected to be included in future rate filings.

Union Gas. Union Gas has regulatory assets of $291 million as of December 31, 2015 and $303 million as of December 31, 2014 related to deferred income tax liabilities. Under the current OEB-authorized rate structure,

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income tax costs are recovered in rates based on the current income tax payable and do not include accruals for deferred income tax. However, as income taxes become payable as a result of the reversal of timing differences that created the deferred income taxes, it is expected that rates will be adjusted to recover these taxes. Since substantially all of these timing differences are related to property, plant and equipment costs, recovery of these regulatory assets is expected to occur over the life of those assets.

Union Gas has regulatory liabilities associated with plant removal costs of $258 million as of December 31, 2015 and $322 million as of December 31, 2014. These regulatory liabilities represent collections from customers under approved rates for future asset removal activities that are expected to occur associated with its regulated facilities.

In addition, Union Gas has regulatory liabilities of $48 million as of December 31, 2015 and regulatory assets of $57 million as of December 31, 2014 representing gas cost collections from customers under approved rates that vary from actual cost of gas for the associated periods. Union Gas files an application quarterly with the OEB to ensure that customers’ rates are updated to reflect published forward-market prices. The difference between the approved and the actual cost of gas is deferred for future repayment to or refund from customers.

BC Pipeline and BC Field Services. The BC Pipeline and BC Field Services businesses in western Canada have regulatory assets of $727 million as of December 31, 2015 and $795 million as of December 31, 2014 related to deferred income tax liabilities. Under the current NEB-authorized rate structure, income tax costs are recovered in tolls based on the current income tax payable and do not include accruals for deferred income tax. However, as income taxes become payable as a result of the reversal of timing differences that created the deferred income taxes, it is expected that transportation and field services tolls will be adjusted to recover these taxes. Since most of these timing differences are related to property, plant and equipment costs, this recovery is expected to occur over the life of those assets.

When evaluating the recoverability of the BC Pipelines’ and BC Field Services’ regulatory assets, we take into consideration the NEB regulatory environment, natural gas reserve estimates for reserves located or expected to be located near these assets, the ability to remain competitive in the markets served and projected demand growth estimates for the areas served by the BC Pipeline and BC Field Services businesses. Based on current evaluation of these factors, we believe that recovery of these tax costs is probable over the periods described above.

Rate Related Information

Union Gas. In December 2015, Union Gas filed an application with the OEB for the disposition of the 2014 energy conservation deferral and variance account balances. As a result of this application, Union Gas has a receivable from customers of approximately $8 million as of December 31, 2015 and $9 million as of December 31, 2014, which is reflected as Current Assets—Other on the Consolidated Balance Sheets. A hearing and decision from the OEB is expected in 2016.

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6. Income Taxes

Income Tax Expense Components

	2015	2014	2013
	(in millions)
Current income taxes
Federal	$—	$1	$(32)
State	13	3	4
Foreign	60	(10)	26

Total current income taxes	73	(6)	(2)

Deferred income taxes
Federal	145	335	353
State	(18)	(17)	69
Foreign	(39)	70	(1)

Total deferred income taxes	88	388	421

Total income tax expense	$161	$382	$419

Earnings before Income Taxes

	2015	2014	2013
	(in millions)
Domestic	$636	$1,108	$1,059
Foreign	(15)	557	519

Total earnings before income taxes	$621	$1,665	$1,578

Reconciliation of Income Tax Expense at the U.S. Federal Statutory Tax Rate to Actual Income Tax Expense

	2015	2014	2013
	(in millions)
Income tax expense, computed at the statutory rate of 35%	$217	$583	$552
State income tax, net of federal income tax effect	12	25	20
Tax differential on foreign earnings	(44)	(125)	(147)
Noncontrolling interests	(92)	(70)	(42)
Valuation allowance	1	2	(3)
Goodwill impairment	91	—	—
Revaluation of accumulated deferred state taxes	(12)	(25)	31
Other items, net	(12)	(8)	8

Total income tax expense	$161	$382	$419

Effective tax rate	25.9%	22.9%	26.6%

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Net Deferred Income Tax Liability Components

	December 31,
	2015	2014
	(in millions)
Deferred credits and other liabilities	$275	$225
Net operating loss carryforward	295	158
Other	36	53

Total deferred income tax assets	606	436

Valuation allowance	(27)	(29)

Net deferred income tax assets	579	407

Investments and other assets	(1,605)	(1,531)
Accelerated depreciation rates	(4,035)	(3,875)
Regulatory assets and deferred debits	(384)	(426)

Total deferred income tax liabilities	(6,024)	(5,832)

Total net deferred income tax liabilities	$(5,445)	$(5,425)

The above deferred tax amounts have been classified in the Consolidated Balance Sheets as follows:

	December 31,
	2015	2014
	(in millions)
Other current liabilities	$—	$(20)
Deferred credits and other liabilities	(5,445)	(5,405)

Total net deferred income tax liabilities	$(5,445)	$(5,425)

At December 31, 2015, we had a federal net operating loss carryforward, net of unrecognized tax benefits, of $726 million that expires at various times beginning in 2021. The deferred tax asset attributable to the federal net operating losses, net of unrecognized tax benefits, is $254 million. At December 31, 2015 we also had a state net operating loss carryforward of approximately $381 million that expires at various times beginning in 2016. The deferred tax asset attributable to the state net operating loss carryovers is $20 million, net of federal impacts and unrecognized tax benefits, at December 31, 2015. We had valuation allowances of $9 million at both December 31, 2015 and 2014 against the deferred tax asset related to the federal net operating loss carryforward. We had valuation allowances of $1 million and less than $1 million at December 31, 2015 and 2014, respectively, against the deferred tax asset related to the state net operating loss carryforward and other state tax credits.

At December 31, 2015, we had a foreign net operating loss carryforward of $80 million that expires at various times beginning in 2026. The deferred tax asset attributable to the foreign net operating loss is $21 million. We had valuation allowances of $1 million and less than $1 million at December 31, 2015 and 2014, respectively, against the deferred tax asset related to the foreign net operating loss carryforward and property, plant and equipment. At December 31, 2015, we also had a foreign capital loss carryforward of $124 million with an indefinite expiration period. The deferred tax asset attributable to the foreign capital loss carryforward is $16 million. We had valuation allowances of $16 million and $20 million at December 31, 2015 and 2014, respectively, against the deferred tax asset related to the foreign capital loss carryforward.

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Reconciliation of Gross Unrecognized Income Tax Benefits

	2015	2014	2013
		(in millions)
Balance at beginning of period	$50	$76	$80
Increases related to prior year tax positions	10	10	7
Decreases related to prior year tax positions	(1)	(6)	(17)
Increases related to current year tax positions	30	1	2
Settlements	—	—	(3)
Lapse of statute of limitations	(4)	(30)	9
Foreign currency translation	(3)	(1)	(2)

Balance at end of period	$82	$50	$76

Unrecognized tax benefits totaled $82 million at December 31, 2015. Of this, $39 million would reduce the annual effective tax rate if recognized on or after January 1, 2016. We recorded a net increase of $32 million in gross unrecognized tax benefits during 2015. This was a result of $22 million attributable to deferred tax liabilities, foreign currency exchange rate fluctuations and a $10 million increase in income tax expense.

We recognize potential accrued interest and penalties related to unrecognized tax benefits as interest expense and as other expense, respectively. We recognized interest expense of $2 million in 2015 and interest income of $2 million in 2014 related to unrecognized tax benefits. Accrued interest and penalties totaled $21 million at December 31, 2015 and $19 million at December 31, 2014.

Although uncertain, we believe it is reasonably possible that the total amount of unrecognized tax benefits could decrease by $30 million to $40 million prior to December 31, 2016.

We remain subject to examination for Canada income tax return filings for years 2009 through 2014 and U.S. federal income tax return filings for years 2011 through 2014. A limited number of state tax return filings remain subject to examination for years 2007 through 2014.

We have foreign subsidiaries’ undistributed earnings of approximately $1.5 billion at December 31, 2015 that are indefinitely invested outside the U.S. and, accordingly, no U.S. federal or state income taxes have been provided on those earnings. Upon distribution of those earnings, we may be subject to both foreign withholding taxes and U.S. income taxes, net of allowable foreign tax credits. The amount of such additional taxes would be dependent on several factors, including the size and timing of the distribution and the availability of foreign tax credits. As a result, the determination of the potential amount of unrecognized withholding and deferred income taxes is not practicable.

7. Earnings per Common Share

Basic earnings per common share (EPS) is computed by dividing net income from controlling interests by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income from controlling interests by the diluted weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, stock-based performance unit awards and phantom stock awards, were exercised, settled or converted into common stock.

Weighted-average shares used to calculate diluted EPS includes the effect of certain options and restricted stock awards. In 2015, 2014 and 2013, there were no options or stock awards that were not included in the calculation of diluted EPS.

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The following table presents our basic and diluted EPS calculations:

	2015	2014	2013
	(in millions, except per-share amounts)
Net income—controlling interests	$196	$1,082	$1,038
Weighted-average common shares outstanding
Basic	671	671	669
Diluted	672	672	671
Basic and diluted earnings per common share	$0.29	$1.61	$1.55

8. Accumulated Other Comprehensive Income (Loss)

The following table presents the net of tax changes in AOCI by component and amounts reclassified out of AOCI to Net Income, excluding amounts attributable to noncontrolling interests:

	Foreign Currency Translation Adjustments	Pension and Post- retirement Benefit Plan Obligations	Gas Purchase Contract Hedges	Other	Total Accumulated Other Comprehensive Income (Loss)
			(in millions)
December 31, 2013	$1,557	$(304)	$(11)	$(1)	$1,241
Reclassified to net income	—	—	4	1	5
Other AOCI activity	(541)	(47)	4	—	(584)

December 31, 2014	1,016	(351)	(3)	—	662
Other AOCI activity	(937)	5	—	1	(931)

December 31, 2015	$79	$(346)	$(3)	$1	$(269)

Reclassifications to Net Income are primarily included in Other Income and Expenses, Net on our Consolidated Statements of Operations.

9. Inventory

The components of inventory are as follows:

	December 31,
	2015	2014
	(in millions)
Natural gas	$217	$211
NGLs	23	28
Materials and supplies	67	74

Total inventory	$307	$313

Our inventory at our Empress operations at Western Canada Transmission & Processing is subject to lower of cost or market. As such, we recorded non-cash charges totaling $14 million in 2015 and $19 million in 2014 ($10 million and $14 million after tax, respectively) to Natural Gas and Petroleum Products Purchased on the Consolidated Statements of Operations to reduce propane inventory to estimated net realizable value.

10. Investments in and Loans to Unconsolidated Affiliates and Related Party Transactions

Investments in affiliates for which we are not the primary beneficiary, but over which we have significant influence, are accounted for using the equity method. As of December 31, 2015 and 2014, the carrying amounts

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of investments in affiliates approximated the amounts of underlying equity in net assets, with the exception of DCP Midstream in 2015, which relates to a contribution of assets recorded at carrying value. We received distributions from our equity investments of $612 million in 2015, $646 million in 2014 and $411 million in 2013. Cumulative undistributed earnings of unconsolidated affiliates totaled $28 million at December 31, 2015 and $482 million at December 31, 2014.

Spectra Energy Partners. As of December 31, 2015, our Spectra Energy Partners segment investments were mostly comprised of a 39% effective interest in Gulfstream, a 39% effective interest in SESH, and a 39% effective interest in Steckman Ridge. On November 4, 2015, we contributed our remaining 0.1% interest in SESH to SEP. Total consideration to Spectra Energy was 17,114 newly issued SEP common units. This was the last of three planned transactions related to the U.S. Assets Dropdown. Also, in connection with this transaction, SEP issued 342 general partner units to Spectra Energy in exchange for the same amount of common units in order to maintain Spectra Energy’s 2% general partner interest in SEP.

We have a loan outstanding to Steckman Ridge in connection with the construction of its storage facilities. The loan carries market-based interest rates and is due the earlier of October 1, 2023 or coincident with the closing of any long-term financings by Steckman Ridge. The loan receivable from Steckman Ridge, including accrued interest, totaled $71 million at December 31, 2015 and 2014. We recorded interest income on the Steckman Ridge loan of $1 million in 2015, 2014 and 2013.

On October 30, 2015, Spectra Energy acquired SEP’s 33.3% ownership interests in Sand Hills and Southern Hills. In consideration for this transaction, SEP retired 21,560,000 of our limited partner units and 440,000 of our general partner units in SEP. This resulted in the reduction of any associated distribution payable to us, beginning in 2016. There will also be a reduction in the aggregate quarterly distributions, if any, to us (as holder of incentive distribution rights), by $4 million per quarter for a period of 12 consecutive quarters, which commenced with the quarter ending on December 31, 2015 and will end with the quarter ending on September 30, 2018.

Field Services. Our most significant investment in unconsolidated affiliates is our 50% investment in DCP Midstream, which is accounted for under the equity method of accounting. DCP Midstream is a limited liability company which is a pass-through entity for U.S. income tax purposes. DCP Midstream also owns an entity which files its own federal, foreign and state income tax returns. Income tax expense related to that entity is included in the income tax expense of DCP Midstream. Therefore, DCP Midstream’s net income attributable to members’ interests does not include income taxes for earnings which are passed through to the members based upon their ownership percentage. We recognize the tax effects of our share of DCP Midstream’s pass-through earnings in Income Tax Expense in the Consolidated Statements of Operations.

DCP Partners issues, from time to time, limited partner units to the public, which are recorded by DCP Midstream directly to its equity. Our proportionate 50% share of gains from those issuances, totaling $2 million in 2015, $73 million in 2014 and $98 million in 2013, are reflected in Earnings (Loss) from Equity Investments in the Consolidated Statements of Operations.

Due to the significant downturn in commodity prices, DCP Midstream performed a goodwill impairment test and other asset impairment tests in 2015. The impairment tests were based on internal discounted cash flow models taking into account various observable and unobservable factors, such as prices, volumes, expenses and discount rate. The impairment tests resulted in DCP Midstream’s recognition of a $460 million goodwill impairment and $342 million in other asset impairments, net of tax, which reduced our equity earnings from DCP Midstream by $231 million after-tax for 2015. Due to the impairments recognized by DCP Midstream, we assessed our equity investment in DCP Midstream and determined that our equity investment in DCP Midstream was not impaired.

As previously discussed, on October 30, 2015, we contributed our 33.3% interests in Sand Hills and Southern Hills acquired from SEP to DCP Midstream. In consideration for this transaction, we increased our basis in the net equity of DCP Midstream and retained our 50% ownership interest.

F-A-31

Investments in and Loans to Unconsolidated Affiliates

	December 31, 2015			December 31, 2014
	Domestic	International	Total	Domestic	International	Total
	(in millions)
Spectra Energy Partners	$904	$—	$904	$1,588	$—	$1,588
Distribution	—	11	11	—	14	14
Western Canada Transmission & Processing	—	17	17	—	18	18
Field Services	1,660	—	1,660	1,345	—	1,345
Other	—	—	—	1	—	1

Total	$2,564	$28	$2,592	$2,934	$32	$2,966

Equity in Earnings of Unconsolidated Affiliates

	2015			2014			2013
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
	(in millions)
Spectra Energy
Partners	$167	$—	$167	$133	$—	$133	$90	$—	$90
Distribution	—	1	1	—	1	1	—	1	1
Western Canada Transmission & Processing	—	2	2	—	1	1	—	(1)	(1)
Field Services	(461)	—	(461)	217	—	217	343	—	343
Other	1	—	1	9	—	9	12	—	12

Total	$(293)	$3	$(290)	$359	$2	$361	$445	$—	$445

Summarized Combined Financial Information of Unconsolidated Affiliates (Presented at 100%)

Statements of Operations

	2015			2014			2013
	DCP Midstream	Other	Total	DCP Midstream	Other	Total	DCP Midstream	Other	Total
	(in millions)
Operating revenues	$7,420	$767	$8,187	$14,013	$744	$14,757	$12,038	$558	$12,596
Operating expenses	8,227	288	8,515	13,262	319	13,581	11,230	261	11,491
Operating income	(807)	479	(328)	751	425	1,176	808	297	1,105
Net income	(843)	393	(450)	536	332	868	584	206	790
Net income attributable to members’ interests	(929)	393	(536)	288	332	620	491	206	697

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Balance Sheets

	December 31, 2015			December 31, 2014
	DCP Midstream	Other	Total	DCP Midstream	Other	Total
	(in millions)
Current assets	$800	$498	$1,298	$1,380	$241	$1,621
Non-current assets	13,094	3,265	16,359	12,299	5,358	17,657
Current liabilities	(896)	(387)	(1,283)	(2,938)	(632)	(3,570)
Non-current liabilities	(5,894)	(1,679)	(7,573)	(5,538)	(1,197)	(6,735)

Equity—total	7,104	1,697	8,801	5,203	3,770	8,973
Equity—noncontrolling interests	(2,404)	—	(2,404)	(2,578)	—	(2,578)

Equity—controlling interests	$4,700	$1,697	$6,397	$2,625	$3,770	$6,395

Related Party Transactions

DCP Midstream. DCP Midstream processes certain of our pipeline customers’ gas to meet gas quality specifications in order to be transported on our Texas Eastern system. DCP Midstream processes the gas and sells the NGLs that are extracted from the gas. A portion of the proceeds from those sales are retained by DCP Midstream and the balance is remitted to us. We received proceeds of $46 million in 2015, $79 million in 2014 and $48 million in 2013 from DCP Midstream related to those sales, classified as Operating Revenues—Other in our Consolidated Statements of Operations.

In addition to the above, we recorded other revenues from DCP Midstream and its affiliates totaling $4 million in 2015 and $9 million in 2014 and 2013, primarily within Transportation, Storage and Processing of Natural Gas, and $4 million in 2015, $7 million in 2014 and $8 million in 2013 within Sales of Natural Gas Liquids.

We had accounts receivable from DCP Midstream and its affiliates of $1 million at December 31, 2015 and December 31, 2014. We received no distributions from DCP Midstream during 2015. We received distributions from DCP Midstream of $237 million in 2014 and $215 million in 2013, classified as Cash Flows from Operating Activities—Distributions from Equity Investments.

Gulfstream. During the third quarter of 2015, Gulfstream issued unsecured debt of $800 million to fund the repayment of its current debt. Gulfstream distributed $396 million of proceeds to us, classified as Cash Flows from Investing Activities—Distributions from Equity Investments, of which we contributed $248 million back to Gulfstream in 2015, classified as Cash Flows from Investing Activities—Loan to Equity Investment, as the current debt matured and of which we plan to contribute the remaining $148 million in the first half of 2016. At December 31, 2015, our Consolidated Balance Sheets include $148 million in Current Liabilities—Other related to this matter.

SESH. In 2014, SESH issued unsecured debt of $400 million to fund the repayment of its current debt. SESH distributed $200 million of proceeds to us, classified as Cash Flows from Investing Activities—Distributions from Equity Investments, of which we contributed $200 million back to SESH during 2014, classified as Cash Flows from Investing Activities—Investments in and Loans to Unconsolidated Affiliates, as the current debt matured.

Other. We provide certain administrative and other services to certain other operating entities. We recorded recoveries of costs from these affiliates of $28 million in 2015, $38 million in 2014 and $68 million in 2013. We also recorded recoveries of costs associated with a project of $139 million in 2015. Outstanding receivables from these affiliates totaled $11 million at December 31, 2015 and $1 million at December 31, 2014.

See also Notes 3, 16 and 18 for additional related party information.

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11. Goodwill

The following table presents activity within goodwill based on a segment basis:

	Spectra Energy Partners	Distribution	Western Canada Transmission & Processing	Total
	(in millions)
December 31, 2013	$3,215	$824	$771	$4,810
Adjustment to acquisition of Express-Platte	37	—	—	37
Foreign currency translation	(8)	(65)	(60)	(133)

December 31, 2014	3,244	759	711	4,714
Impairment of goodwill	—	—	(333)	(333)
Foreign currency translation	(12)	(110)	(105)	(227)

December 31, 2015	$3,232	$649	$273	$4,154

See Note 3 for discussion of the acquisition of Express-Platte and an adjustment to Goodwill recorded in the first quarter of 2014 related to the acquisition.

The following remaining goodwill amounts originating from the acquisition of Westcoast in 2002 are included as segment assets within “Other” in the segment data presented in Note 4:

	December 31,
	2015	2014
	(in millions)
Distribution	$646	$757
Western Canada Transmission & Processing	246	677

Due to the sustained downturn in commodity prices, we performed a goodwill impairment test for BC Field Services and Empress in the fourth quarter of 2015. The impairment test was based on a combination of an income approach and a market approach for which the inputs are classified as Level 3. The impairment test resulted in recognition of a $270 million goodwill impairment for BC Field Services and a $63 million goodwill impairment for Empress which resulted in a total goodwill impairment of $333 million.

No triggering events occurred during the period from April 1, 2015 through December 31, 2015 that warranted re-testing for goodwill impairment except for the BC Field Services reporting unit and Empress reporting unit.

See Note 10 for discussion related to the partial impairment of goodwill recognized by DCP Midstream.

12. Marketable Securities and Restricted Funds

We routinely invest excess cash and various restricted balances in securities such as commercial paper, bankers acceptances, corporate debt securities, treasury bills and money market funds in the U.S. and Canada. We do not purchase marketable securities for speculative purposes; therefore we do not have any securities classified as trading securities. While we do not routinely sell marketable securities prior to their scheduled maturity dates, some of our investments may be held and restricted for insurance purposes and capital expenditures, so these investments are classified as AFS marketable securities as they may occasionally be sold prior to their scheduled maturity dates due to the unexpected timing of cash needs. Initial investments in securities are classified as purchases of the respective type of securities (AFS marketable securities or HTM marketable securities). Maturities of securities are classified within proceeds from sales and maturities of securities in the Consolidated Statements of Cash Flows.

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AFS Securities. AFS securities are as follows:

	Estimated Fair Value
	December 31,
	2015	2014
	(in millions)
Corporate debt securities	$31	$23
Money market funds	—	1

Total available-for-sale securities	$31	$24

Our AFS securities are classified on the Consolidated Balance Sheets as follows:
	Estimated Fair Value
	December 31,
	2015	2014
	(in millions)
Restricted funds
Investments and other assets—other	$11	$1
Non-restricted funds
Current assets—other	20	3
Investments and other assets—other	—	20

Total available-for-sale securities	$31	$24

At December 31, 2015, the weighted–average contractual maturity of outstanding AFS securities was less than one year.

There were no material gross unrealized holding gains or losses associated with investments in AFS securities at December 31, 2015 or 2014.

HTM Securities. All of our HTM securities are as follows:

		Estimated Fair Value
		December 31,
Description	Consolidated Balance Sheet Caption	2015	2014
		(in millions)
Bankers acceptances	Current assets—other	$30	$38
Canadian government securities	Current assets—other	24	30
Money market funds	Current assets—other	3	3
Canadian government securities	Investments and other assets—other	50	101
Bankers acceptances	Investments and other assets—other	12	—

Total held-to-maturity securities		$119	$172

All of our HTM securities are restricted funds pursuant to certain M&N Canada and Express-Platte (our crude oil pipeline system) debt agreements. The funds restricted for M&N Canada, plus future cash from operations that would otherwise be available for distribution to the partners of M&N Canada, are required to be placed in escrow until the balance in escrow is sufficient to fund all future debt service on the M&N Canada 6.90% senior secured notes. There are sufficient funds held in escrow to fund all future debt service on these M&N Canada notes as of December 31, 2015.

At December 31, 2015, the weighted–average contractual maturity of outstanding HTM securities was less than one year.

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There were no material gross unrecognized holding gains or losses associated with investments in HTM securities at December 31, 2015 or 2014.

Other Restricted Funds. In addition to the portions of the AFS and HTM securities that were restricted funds as described above, we had other restricted funds totaling $11 million at December 31, 2015 and $13 million at December 31, 2014 classified as Current Assets—Other. These restricted funds are related to additional amounts for insurance. We also had other restricted funds totaling $38 million at December 31, 2015 and $6 million at December 31, 2014 classified as Investments and Other Assets—Other. $24 million of these restricted funds are related to funds held and collected from customers for Canadian pipeline abandonment in accordance with the NEB’s regulatory requirements and $14 million are related to certain construction projects.

Changes in restricted balances are presented within Cash Flows from Investing Activities on our Consolidated Statements of Cash Flows.

Interest income. Interest income totaled $3 million in 2015, $4 million in 2014 and $6 million 2013, and is included in Other Income and Expenses, Net on the Consolidated Statements of Operations.

13. Property, Plant and Equipment

	Estimated Useful Life	December 31,
		2015	2014
	(years)	(in millions)
Plant
Natural gas transmission	15–100	$15,690	$15,001
Natural gas distribution	25-60	2,651	2,971
Gathering and processing facilities	25-40	4,178	4,765
Natural gas storage	10–122	2,137	2,162
Crude oil transportation and storage	25–75	1,206	1,169
Land rights and rights of way	21–122	591	568
Other buildings and improvements	10–50	149	132
Equipment	3–40	301	343
Vehicles	5–20	102	114
Land	—	138	150
Construction in process	—	1,919	1,113
Software	4–10	439	387
Other	5–82	342	336

Total property, plant and equipment		29,843	29,211
Total accumulated depreciation		(6,527)	(6,543)
Total accumulated amortization		(398)	(361)

Total net property, plant and equipment		$22,918	$22,307

We had no material capital leases at December 31, 2015 or 2014.

Almost 85% of our property, plant and equipment is regulated with estimated useful lives based on rates approved by the applicable regulatory authorities in the U.S. and Canada: the FERC, the NEB and the OEB. Composite weighted-average depreciation rates were 2.72% for 2015, 2.82% for 2014 and 2.96% for 2013.

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Amortization expense of intangible assets totaled $79 million in 2015, $74 million in 2014 and $65 million in 2013. Estimated amortization expense for the next five years follows:

Estimated Amortization Expense
(in millions)
2016	$84
2017	80
2018	54
2019	35
2020	28

14. Asset Retirement Obligations

Our AROs relate mostly to the retirement of certain gathering pipelines and processing facilities, obligations related to right-of-way agreements and contractual leases for land use. However, we have determined that a significant portion of our assets have an indeterminate life, and as such, the fair values of those associated retirement obligations are not reasonably estimable. These assets include onshore and some offshore pipelines, and certain processing plants and distribution facilities, whose retirement dates will depend mostly on the various natural gas supply sources that connect to our systems and the ongoing demand for natural gas usage in the markets we serve. We expect these supply sources and market demands to continue for the foreseeable future, therefore we are unable to estimate retirement dates that would result in asset retirement obligations.

AROs are adjusted each period for liabilities incurred or settled during the period, accretion expense, any revisions made to the estimated cash flows and dispositions of businesses. In 2015, SEP revised the estimated future cash flow assumptions for its ARO liabilities due to a reduction in the remaining estimated life of certain Texas Eastern offshore facilities which resulted in an increase to ARO liabilities of $32 million. In 2014, Western Canada Transmission & Processing revised the estimated future cash flow assumptions relating to asbestos abatement at its processing plants which resulted in an increase to ARO liabilities of $44 million.

Reconciliation of Changes in Asset Retirement Obligation Liabilities

	2015	2014
	(in millions)
Balance at beginning of year	$400	$350
Accretion expense	17	16
Revisions in estimated cash flows (a)	72	72
Foreign currency exchange impact	(62)	(28)
Liabilities settled	(9)	(10)

Balance at end of year (b)	$418	$400

(a)

Reflects revised assumptions regarding ARO Liabilities due to a reduction in the remaining estimated life of certain Texas Eastern offshore facilities in 2015 and asbestos abatement at Western Canada Transmission & Processing in 2014.

(b)	Amounts included in Deferred Credits and Other Liabilities in the Consolidated Balance Sheets.

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15. Debt and Credit Facilities

Summary of Debt and Related Terms

	December 31,
	2015	2014
	(in millions)
Spectra Energy Capital, LLC
6.20% senior unsecured notes due April 2018	$500	$500
6.75% senior unsecured notes due July 2018	150	150
Variable-rate senior unsecured term loan due November 2018	300	300
8.00% senior unsecured notes due October 2019	500	500
5.65% senior unsecured notes due March 2020	300	300
3.30% senior unsecured notes due March 2023	650	650
6.75% senior unsecured notes due February 2032	240	240
7.50% senior unsecured notes due September 2038	250	250

Total Spectra Energy Capital, LLC Debt	2,890	2,890

SEP
SEP 2.95% senior unsecured notes due June 2016	250	250
SEP 2.95% senior unsecured notes due September 2018	500	500
SEP variable-rate senior unsecured term loan due November 2018	400	400
SEP 4.60% senior unsecured notes due June 2021	250	250
SEP 4.75% senior unsecured notes due March 2024	1,000	1,000
SEP 3.50% senior unsecured notes due March 2025	500	—
SEP 5.95% senior unsecured notes due September 2043	400	400
SEP 4.50% senior unsecured notes due March 2045	500	—
Texas Eastern 6.00% senior unsecured notes due September 2017	400	400
Texas Eastern 4.13% senior unsecured notes due December 2020	300	300
Texas Eastern 2.80% senior unsecured notes due October 2022	500	500
Texas Eastern 7.00% senior unsecured notes due July 2032	450	450
Algonquin 3.51% senior notes due July 2024	350	350
East Tennessee Natural Gas, LLC 3.10% senior notes due December 2024	200	200
Express-Platte 6.09% senior secured notes due January 2020	110	110
Express-Platte 7.39% subordinated secured notes due 2015 to 2019	42	74

Total SEP Debt	6,152	5,184

Westcoast
8.50% debentures due November 2015	—	108
3.28% medium-term notes due January 2016	181	215
8.50% debentures due September 2018	108	129
5.60% medium-term notes due January 2019	217	258
9.90% debentures due January 2020	72	86
4.57% medium-term notes due July 2020	181	215
3.88% medium-term notes due October 2021	108	129
3.12% medium-term notes due December 2022	181	215
3.43% medium-term notes due September 2024	253	301

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	December 31,
	2015	2014
	(in millions)
8.85% debentures due July 2025	108	129
8.80% medium-term notes due November 2025	18	22
3.77% medium-term notes due December 2025	217	—
7.30% debentures due December 2026	90	108
6.75% medium-term notes due December 2027	108	129
7.15% medium-term notes due March 2031	145	172
4.79% medium-term notes due October 2041	145	129
M&N Canada 6.90% senior secured notes due 2015 to 2019	75	112
M&N Canada 4.34% senior secured notes due 2015 to 2019	47	83
Other	2	2

Total Westcoast Debt	$2,256	$2,542

Union Gas
11.50% debentures due August 2015	$—	$129
4.64% medium-term notes due June 2016	145	172
9.70% debentures due November 2017	90	108
5.35% medium-term notes due April 2018	145	172
8.75% debentures due August 2018	90	108
8.65% senior debentures due October 2018	54	64
2.76% medium-term notes due June 2021	145	172
4.85% medium-term notes due April 2022	90	108
3.79% medium-term notes due July 2023	181	215
3.19% medium-term notes due September 2025	145	—
8.65% debentures due November 2025	90	108
5.46% medium-term notes due September 2036	119	142
6.05% medium-term notes due September 2038	216	258
5.20% medium-term notes due July 2040	181	215
4.88% medium-term notes due June 2041	217	258
4.20% medium-term notes due June 2044	361	215

Total Union Gas Debt	2,269	2,444

Total

Long-term debt principal (including current maturities)	13,567	13,060

Change in fair value of debt hedged	22	17
Unamortized debt discount, net	(22)	(12)
Unamortized capitalized debt issuance costs (a)	(46)	(42)
Other unamortized items	4	7

Total other non-principal amounts	(42)	(30)

Commercial paper (b)	1,112	1,583
Capital Leases	19	24

Total debt (including capital lease obligations) (c)	14,656	14,637
Current maturities of long-term debt	(652)	(327)
Commercial paper (d)	(1,112)	(1,583)

Total long-term debt (including capital lease obligations)	$12,892	$12,727

F-A-39

(a)	Reflects implementation of ASU No. 2015-03 as discussed in Note 1.
(b)	The weighted-average days to maturity was 12 days as of December 31, 2015 and 14 days as of December 31, 2014.
(c)	As of December 31, 2015 and 2014, respectively, $4,681 million and $5,264 million of debt was denominated in Canadian dollars.
(d)	Weighted-average rate on outstanding commercial paper was 0.9% at December 31, 2015 and 0.6% at December 31, 2014.

Secured Debt. Secured debt, totaling $274 million as of December 31, 2015, includes project financings for M&N Canada and Express-Platte. Ownership interests in M&N Canada and certain of its accounts, revenues, business contracts and other assets are pledged as collateral. Express-Platte notes payable are secured by the assignment of the Express-Platte transportation receivables and by the Canadian portion of the Express-Platte pipeline system assets.

Floating Rate Debt. Debt included approximately $1,812 million of floating-rate debt as of December 31, 2015 and $2,283 million as of December 31, 2014. The weighted average interest rate of borrowings outstanding that contained floating rates was 1.15% at December 31, 2015 and 0.8% at December 31, 2014.

Annual Maturities

December 31, 2015
(in millions)
2016	$650
2017	543
2018	2,277
2019	745
2020	963
Thereafter	8,408

Total long-term debt, including current maturities (a)	$13,586

(a)	Excludes commercial paper of $1,112 million. Includes capital leases of $19 million.

We have the ability under certain debt facilities to call and repay the obligations prior to scheduled maturities. Therefore, the actual timing of future cash repayments could be materially different than presented above.

Available Credit Facilities and Restrictive Debt Covenants

	Expiration Date	Total Credit Facilities Capacity	Commercial Paper Outstanding at December 31, 2015	Available Credit Facilities Capacity
	(in millions)
Spectra Energy Capital, LLC (a)	2019	$1,000	$481	$519
SEP (b)	2019	2,000	476	1,524
Westcoast (c)	2019	289	6	283
Union Gas (d)	2019	361	149	212

Total		$3,650	$1,112	$2,538

(a)

Revolving credit facility contains a covenant requiring the Spectra Energy consolidated debt-to-total capitalization ratio, as defined in the agreement, to not exceed 65%. Per the terms of the agreement, collateralized debt is excluded from the calculation of the ratio. This ratio was 59.6% at December 31, 2015.

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(b)

Revolving credit facility contains a covenant that requires SEP to maintain a ratio of total Consolidated Indebtedness-to- Consolidated EBITDA, as defined in the agreement, of 5.0 to 1 or less. As of December 31, 2015, this ratio was 3.6 to 1.

(c)

U.S. dollar equivalent at December 31, 2015. The revolving credit facility is 400 million Canadian dollars and contains a covenant that requires the Westcoast non-consolidated debt-to-total capitalization ratio to not exceed 75%. The ratio was 35.4% at December 31, 2015.

(d)

U.S. dollar equivalent at December 31, 2015. The revolving credit facility is 500 million Canadian dollars and contains a covenant that requires the Union Gas debt-to-total capitalization ratio to not exceed 75% and a provision which requires Union Gas to repay all borrowings under the facility for a period of two days during the second quarter of each year. The ratio was 67.8% at December 31, 2015.

The issuances of commercial paper, letters of credit and revolving borrowings reduce the amounts available under the credit facilities. As of December 31, 2015, there were no letters of credit issued or revolving borrowings outstanding under the credit facilities.

Our credit agreements contain various covenants, including the maintenance of certain financial ratios. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. As of December 31, 2015, we were in compliance with those covenants. In addition, our credit agreements allow for acceleration of payments or termination of the agreements due to nonpayment, or in some cases, due to the acceleration of other significant indebtedness of the borrower or some of its subsidiaries. Our debt and credit agreements do not contain provisions that trigger an acceleration of indebtedness based solely on the occurrence of a material adverse change in our financial condition or results of operations.

As noted above, the terms of our Spectra Capital, LLC (Spectra Capital) credit agreements require our consolidated debt-to-total capitalization ratio, as defined in the agreement, to be 65% or lower. Per the terms of the agreements, collateralized debt is excluded from the calculation of the ratio. This ratio was 59.6% at December 31, 2015. Approximately $7.9 billion of our equity (net assets) was considered restricted at December 31, 2015, representing the minimum amount of equity required to maintain the 65% consolidated debt-to-total capitalization ratio.

16. Preferred Stock of Subsidiaries

Westcoast and Union Gas have outstanding preferred shares owned by third parties that are generally not redeemable prior to specified redemption dates. On or after those dates, the shares may be redeemed, in whole or in part, for cash at the option of Westcoast and Union Gas, as applicable. The shares are not subject to any sinking fund or mandatory redemption and are not convertible into common shares. As redemption of the shares is not solely within our control, we have classified the preferred stock of subsidiaries as temporary equity on our Consolidated Balance Sheets. Dividends are cumulative and payable quarterly, and are included in Net Income—Noncontrolling Interests in the Consolidated Statements of Operations. Approximately 78% of the outstanding preferred shares are redeemable at the option of Westcoast and Union Gas, as applicable.

On December 15, 2015, Westcoast issued 4.6 million Cumulative 5-Year Minimum Rate Reset Redeemable First Preferred Shares, Series 10 for an aggregate principle amount of 115 million Canadian dollars (approximately $84 million as of the issuance date). Net proceeds from the issuance were used to fund capital expenditures, to refinance maturing debt obligations and for other corporate purposes.

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17. Fair Value Measurements

The following presents, for each of the fair value hierarchy levels, assets and liabilities that are measured and recorded at fair value on a recurring basis:

		December 31, 2015
Description	Consolidated Balance Sheet Caption	Total	Level 1	Level 2	Level 3
			(in millions)
Corporate debt securities	Cash and cash equivalents	$137	$—	$137	$—
Corporate debt securities	Current assets — other	20	—	20	—
Commodity derivatives	Current assets — other	36	—	—	36
Commodity derivatives	Investments and other assets — other	5	—	—	5
Corporate debt securities	Investments and other assets — other	11	—	11	—
Interest rate swaps	Investments and other assets — other	37	—	37	—

Total Assets		$246	$—	$205	$41

		December 31, 2014
Description	Consolidated Balance Sheet Caption	Total	Level 1	Level 2	Level 3
			(in millions)
Corporate debt securities	Cash and cash equivalents	$85	$—	$85	$—
Corporate debt securities	Current assets — other	3	—	3	—
Commodity derivatives	Current assets — other	57	—	—	57
Interest rate swaps	Current assets — other	2	—	2	—
Commodity derivatives	Investments and other assets — other	21	—	—	21
Corporate debt securities	Investments and other assets — other	20	—	20	—
Interest rate swaps	Investments and other assets — other	22	—	22	—
Money market funds	Investments and other assets — other	1	1	—	—

Total Assets		$211	$1	$132	$78

The following presents changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs:

	2015	2014
	(in millions)
Derivative assets (liabilities)
Fair value, beginning of period	$78	$(3)
Total gains (losses):
Included in earnings	43	91
Included in other comprehensive income	(10)	5
Purchases	(3)	—
Settlements	(67)	(15)

Fair value, end of period	$41	$78

Unrealized gains (losses) relating to instruments held at the end of the period	$(19)	$56

Level 1

Level 1 valuations represent quoted unadjusted prices for identical instruments in active markets.

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Level 2 Valuation Techniques

Fair values of our financial instruments that are actively traded in the secondary market, including our long-term debt, are determined based on market-based prices. These valuations may include inputs such as quoted market prices of the exact or similar instruments, broker or dealer quotations, or alternative pricing sources that may include models or matrix pricing tools, with reasonable levels of price transparency.

For interest rate swaps, we utilize data obtained from a third-party source for the determination of fair value. Both the future cash flows for the fixed-leg and floating-leg of our swaps are discounted to present value. In addition, credit default swap rates are used to develop the adjustment for credit risk embedded in our positions. We believe that since some of the inputs and assumptions for the calculations of fair value are derived from observable market data, a Level 2 classification is appropriate.

Level 3 Valuation Techniques

Level 3 valuation techniques include the use of pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The derivative financial instruments reported in Level 3 at December 31, 2015 consist of NGL revenue swap contracts related to the Empress assets in Western Canada Transmission & Processing. As of December 31, 2015, we reported certain of our NGL basis swaps at fair value using Level 3 inputs due to such derivatives not having observable market prices for substantially the full term of the derivative asset or liability. For valuations that include both observable and unobservable inputs, if the unobservable input is determined to be significant to the overall inputs, the entire valuation is categorized in Level 3. This includes derivatives valued using indicative price quotations whose contract length extends into unobservable periods.

The fair value of these NGL basis swaps is determined using a discounted cash flow valuation technique based on a forward commodity basis curve. For these derivatives, the primary input to the valuation model is the forward commodity basis curve, which is based on observable or public data sources and extrapolated when observable prices are not available.

The significant unobservable inputs used in the fair value measurements of our Level 3 derivatives are the forward natural gas basis curves, for which a significant portion of the derivative’s term is beyond available forward pricing. At December 31, 2015, a 10¢ per gallon movement in underlying forward NGL prices would affect the estimated fair value of our NGL derivatives by $15 million. This calculated amount does not take into account any other changes to the fair value measurement calculation.

Financial Instruments

The fair values of financial instruments that are recorded and carried at book value are summarized in the following table. Judgment is required in interpreting market data to develop the estimates of fair value. These estimates are not necessarily indicative of the amounts we could have realized in current markets.

	December 31,
	2015		2014
	Book Value	Approximate Fair Value	Book Value	Approximate Fair Value
		(in millions)
Note receivable, noncurrent (a)	$71	$71	$71	$71
Long-term debt, including current maturities (b)	13,567	13,891	13,060	14,446

(a)	Included within Investments in and Loans to Unconsolidated Affiliates.
(b)	Excludes capital leases, unamortized items and fair value hedge carrying value adjustments.

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The fair value of our long-term debt is determined based on market-based prices as described in the Level 2 valuation technique described above and is classified as Level 2.

The fair values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable—noncurrent, accounts payable and commercial paper are not materially different from their carrying amounts because of the short-term nature of these instruments or because the stated rates approximate market rates.

During the fourth quarter of 2015, we recorded goodwill impairment charges on BC Field Services and Empress reporting units of $270 million and $63 million, respectively. See Note 11 for further discussion. There were no material adjustments to assets and liabilities measured at fair value on a nonrecurring basis in 2014.

18. Risk Management and Hedging Activities

We are exposed to the impact of market fluctuations in the prices of NGLs and natural gas purchased as a result of our investment in DCP Midstream, the ownership of the NGL marketing operations in western Canada and processing operations associated with our U.S. pipeline assets. Exposure to interest rate risk exists as a result of the issuance of variable and fixed-rate debt and commercial paper. We are exposed to foreign currency risk from our Canadian operations. We employ established policies and procedures to manage our risks associated with these market fluctuations, which may include the use of derivatives, mostly around interest rate and commodity exposures.

DCP Midstream manages their direct exposure to market prices separate from Spectra Energy, and utilizes various risk management strategies, including the use of commodity derivatives.

Other than the commodity derivatives and interest rate swaps as described below, we did not have any significant derivatives outstanding during the year ended December 31, 2015.

Derivative Portfolio Carrying Value as of December 31, 2015

	Maturities in 2016	Maturities in 2017	Maturities in 2018	Maturities in 2019 and Thereafter	Total Carrying Value
	(in millions)
Derivatives designated as hedging instruments
Interest rate swaps	$—	$2	$12	$23	$37

Total derivatives designated as hedging instruments	—	2	12	23	37

Derivatives not designated as hedging instruments
Commodity derivatives	36	5	—	—	41

Total derivatives not designated as hedging instruments	36	5	—	—	41

Total derivative instruments	$36	$7	$12	$23	$78

These amounts represent the combination of amounts presented as assets for non-cash gains on mark-to-market and hedging transactions on our Consolidated Balance Sheet and do not include any derivative positions of DCP Midstream. See Note 17 for information regarding the presentation of these derivative positions on our Consolidated Balance Sheets.

Commodity Derivatives. Our NGL marketing operations are exposed to market fluctuations in the prices of natural gas and NGLs related to natural gas processing and marketing activities. We closely monitor the

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potential effects of commodity price changes and may choose to enter into contracts to protect margins for a portion of future sales and fuel expenses by using financial commodity instruments, such as swaps, forward contracts and options.

Effective January 2014, we implemented a commodity price risk management program at Western Canada Transmission & Processing’s Empress NGL business and elected to not apply cash flow hedge accounting.

At December 31, 2015, we had commodity mark-to-market derivatives outstanding with a total notional amount of 152 million gallons. The longest dated commodity derivative contract we currently have expires in 2018.

Information about our commodity derivatives that had netting or rights of offset arrangements are as follows:

	December 31, 2015
	Gross Amounts	Gross Amounts Offset	Net Amount Presented in the Consolidated Balance Sheets
Description	(in millions)
Assets	$104	$63	$41
Liabilities	63	63	—

Substantially all of our commodity derivative agreements outstanding at December 31, 2015 have provisions that require collateral to be posted in the amount of the net liability position if one of our credit ratings falls below investment grade.

Information regarding the impacts of commodity derivatives on our Consolidated Statements of Operations is as follows:

Derivatives	Consolidated Statements of Operations Caption	2015	2014	2013
		(in millions)
Commodity derivatives	Sales of natural gas liquids	$40	$93	$—

Interest Rate Swaps. Changes in interest rates expose us to risk as a result of our issuance of variable and fixed-rate debt and commercial paper. We manage our interest rate exposure by limiting our variable-rate exposures to percentages of total debt and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments, including, but not limited to, interest rate swaps and rate lock agreements to manage and mitigate interest rate risk exposure.

For interest rate derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is included in Interest Expense on the Consolidated Statements of Operations. There were no significant amounts of gains or losses, either effective or ineffective, recognized in net income or other comprehensive income in 2015, 2014 or 2013.

At December 31, 2015, we had “pay floating — receive fixed” interest rate swaps outstanding with a total notional amount of $2,000 million to hedge against changes in the fair value of our fixed-rate debt that arise as a result of changes in market interest rates. These swaps also allow us to transform a portion of the underlying interest payments related to our long-term fixed-rate debt securities into variable-rate interest payments in order to achieve our desired mix of fixed and variable-rate debt.

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Information about our interest rate swaps that had netting or rights of offset arrangements are as follows:

	December 31, 2015			December 31, 2014
	Gross Amounts Presented in the Consolidated Balance Sheets	Amounts Not Offset in the Consolidated Balance Sheets	Net Amount	Gross Amounts Presented in the Consolidated Balance Sheets	Amounts Not Offset in the Consolidated Balance Sheets	Net Amount
Description	(in millions)
Assets	$37	$—	$37	$24	$—	$24

Foreign Currency Risk. We are exposed to foreign currency risk from investments and operations in Canada. To mitigate risks associated with foreign currency fluctuations, contracts may be denominated in or indexed to the U.S. dollar and/ or local inflation rates, or investments may be naturally hedged through debt denominated or issued in the foreign currency. To monitor our currency exchange rate risks, we use sensitivity analysis, which measures the effect of devaluation of the Canadian dollar.

Credit Risk. Our principal customers for natural gas transmission and crude oil transportation, storage and gathering and processing services are industrial end-users, marketers, exploration and production companies, local distribution companies and utilities located throughout the U.S. and Canada. We have concentrations of receivables from natural gas utilities and their affiliates, industrial customers and marketers throughout these regions, as well as retail distribution customers in Canada. These concentrations of customers may affect our overall credit risk in that risk factors can negatively affect the credit quality of the entire sector. Where exposed to credit risk, we analyze the customers’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis. We also obtain parental guarantees, cash deposits or letters of credit from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the regulatory or contractual terms and conditions applicable to each contract.

19. Commitments and Contingencies

General Insurance

We carry, either directly or through our captive insurance companies, insurance coverages consistent with companies engaged in similar commercial operations with similar type properties. Our insurance program includes (1) commercial general and excess liability insurance for liabilities to third parties for bodily injury and property damage resulting from our operations; (2) workers’ compensation liability coverage to required statutory limits; (3) automobile liability insurance for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage; (4) insurance policies in support of the indemnification provisions of our by-laws; and (5) property insurance, including machinery breakdown, on an all-risk-replacement valued basis, onshore business interruption and extra expense. All coverages are subject to certain deductibles, terms and conditions common for companies with similar types of operations.

Environmental

We are subject to various U.S. federal, state and local laws and regulations, as well as Canadian federal and provincial laws, regarding air and water quality, hazardous and solid waste disposal and other environmental matters. These laws and regulations can change from time to time, imposing new obligations on us.

Like others in the energy industry, we and our affiliates are responsible for environmental remediation at various contaminated sites. These include some properties that are part of our ongoing operations, sites formerly owned or used by us, and sites owned by third parties. Remediation typically involves management of contaminated soils and may involve groundwater remediation. Managed in conjunction with relevant federal, state/provincial and local agencies, activities vary with site conditions and locations, remedial requirements, complexity and sharing of responsibility. If remediation activities involve statutory joint and several liability provisions, strict liability, or cost recovery or contribution actions, we or our affiliates could potentially be held

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responsible for contamination caused by other parties. In some instances, we may share liability associated with contamination with other potentially responsible parties, and may also benefit from contractual indemnities that cover some or all cleanup costs. All of these sites generally are managed in the normal course of business or affiliated operations. We believe that there are no matters outstanding that upon resolution will have a material effect on our consolidated results of operations, financial position or cash flows.

Included in Deferred Credits and Other Liabilities—Regulatory and Other on the Consolidated Balance Sheets are undiscounted liabilities related to extended environmental-related activities totaling $8 million as of December 31, 2015 and $10 million as of December 31, 2014. These liabilities represent provisions for costs associated with remediation activities at some of our current and former sites, as well as other environmental contingent liabilities.

Litigation

Litigation and Legal Proceedings. We are involved in legal, tax and regulatory proceedings in various forums arising in the ordinary course of business, including matters regarding contract and payment claims, some of which involve substantial monetary amounts. We have insurance coverage for certain of these losses should they be incurred. We believe that the final disposition of these proceedings will not have a material effect on our consolidated results of operations, financial position or cash flows.

Legal costs related to the defense of loss contingencies are expensed as incurred. We had no material reserves for legal matters recorded as of December 31, 2015 or 2014 related to litigation.

Other Commitments and Contingencies

See Note 20 for a discussion of guarantees and indemnifications.

Operating Lease Commitments

We lease assets in various areas of our operations. Consolidated rental expense for operating leases classified in Operating Income was $47 million in 2015 and $38 million for both 2014 and 2013, which is included in Operating, Maintenance and Other on the Consolidated Statements of Operations. The following is a summary of future minimum lease payments under operating leases which at inception had noncancellable terms of more than one year. We had no material capital lease commitments as of December 31, 2015 or 2014.

Long-term Operating Leases
(in millions)
2016	$49
2017	41
2018	39
2019	35
2020	31
Thereafter	139

Total future minimum lease payments	$334

20. Guarantees and Indemnifications

We have various financial guarantees and indemnifications which are issued in the normal course of business. As discussed below, these contracts include financial guarantees, stand-by letters of credit, debt guarantees, surety bonds and indemnifications. We enter into these arrangements to facilitate a commercial transaction with a third party by enhancing the value of the transaction to the third party. To varying degrees,

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these guarantees involve elements of performance and credit risk, which are not included on our Consolidated Balance Sheets. The possibility of having to perform under these guarantees and indemnifications is largely dependent upon future operations of various subsidiaries, investees and other third parties, or the occurrence of certain future events.

We have issued performance guarantees to customers and other third parties that guarantee the payment and performance of other parties, including certain non-100%-owned entities. In connection with our spin-off from Duke Energy Corporation (Duke Energy) in 2007, certain guarantees that were previously issued by us were assigned to, or replaced by, Duke Energy as guarantor in 2006. For any remaining guarantees of other Duke Energy obligations, Duke Energy has indemnified us against any losses incurred under these guarantee arrangements. The maximum potential amount of future payments we could have been required to make under these performance guarantees as of December 31, 2015 was approximately $406 million, which has been indemnified by Duke Energy as discussed above. One of these outstanding performance guarantees, which has a maximum potential amount of future payment of $201 million, expires in 2028. The remaining guarantees have no contractual expirations.

We have also issued joint and several guarantees to some of the Duke/Fluor Daniel (D/FD) project owners, guaranteeing the performance of D/FD under its engineering, procurement and construction contracts and other contractual commitments in place at the time of our spin-off from Duke Energy. D/FD is one of the entities transferred to Duke Energy in connection with our spin-off. Substantially all of these guarantees have no contractual expiration and no stated maximum amount of future payments that we could be required to make. Fluor Enterprises Inc., as 50% owner in D/FD, issued similar joint and several guarantees to the same D/FD project owners.

Westcoast, a 100%-owned subsidiary, has issued performance guarantees to third parties guaranteeing the performance of unconsolidated entities, such as equity method investments, and of entities previously sold by Westcoast to third parties. Those guarantees require Westcoast to make payment to the guaranteed third party upon the failure of such unconsolidated or sold entity to make payment under some of its contractual obligations, such as debt agreements, purchase contracts and leases. Certain guarantees that were previously issued by Westcoast for obligations of entities that remained a part of Duke Energy are considered guarantees of third party performance; however, Duke Energy has indemnified us against any losses incurred under these guarantee arrangements.

We have entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These agreements typically cover environmental, litigation and other matters, as well as breaches of representations, warranties and covenants. Typically, claims may be made by third parties for various periods of time, depending on the nature of the claim. Our potential exposure under these indemnification agreements can range from a specified amount, such as the purchase price, to an unlimited dollar amount, depending on the nature of the claim and the particular transaction. We are unable to estimate the total potential amount of future payments under these indemnification agreements due to several factors, such as the unlimited exposure under certain guarantees.

As of December 31, 2015, the amounts recorded for the guarantees and indemnifications described above are not material, both individually and in the aggregate.

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21. Effects of Changes in Noncontrolling Interests Ownership

The following table presents the effects of changes in our ownership interests in non-100%-owned consolidated subsidiaries:

	2015	2014	2013
	(in millions)
Net income—controlling interests	$196	$1,082	$1,038
Increase (decrease) in additional paid-in capital resulting from issuances/retirements of SEP units (a)	(105)	49	42

Total net income—controlling interests and changes in equity—controlling interests	$91	$1,131	$1,080

(a)	See Note 2 for further discussion.

22. Stock-Based Compensation

The Spectra Energy Corp 2007 Long-Term Incentive Plan (the 2007 LTIP), as amended and restated, provides for the granting of stock options, restricted and unrestricted stock awards and units, and other equity-based awards, to employees and other key individuals who perform services for us. A maximum of 40 million shares of common stock may be awarded under the 2007 LTIP.

Restricted, performance and phantom awards granted under the 2007 LTIP typically become 100% vested on the three-year anniversary of the grant date. Equity-classified and liability-classified stock-based compensation cost is measured at the grant date based on the fair value of the award. Liability-classified stock-based compensation cost is re-measured at each reporting period until settlement. Related compensation expense is recognized over the requisite service period, which generally begins on the date the award is granted through the earlier of the date the award becomes vested, the date the employee becomes retirement-eligible, or the date the market or performance condition is met.

Options granted under the 2007 LTIP are issued with exercise prices equal to the fair market value of our common stock on the grant date, have ten-year terms and generally vest over a three-year term. Compensation expense related to stock options is recognized over the requisite service period. The requisite service period for stock options is the same as the vesting period, with the exception of retirement eligible employees, who have shorter requisite service periods ending when the employees become retirement eligible. We issue new shares upon exercising or vesting of share-based awards. The Black-Scholes option-pricing model is used to estimate the fair value of options at grant date. All outstanding stock options are fully vested, and as a result, we do not expect to recognize future compensation costs related to these stock options.

We recorded pre-tax stock-based compensation expense as follows, the components of which are described further below:

	2015	2014	2013
	(in millions)
Phantom awards	$11	$14	$13
Performance awards	18	13	33

Total	$29	$27	$46

The tax benefit in Net Income associated with the recorded stock-based compensation expense was $7 million in both 2015 and 2014, and $8 million 2013. We recognized tax benefits from stock-based compensation cost of approximately $1 million in 2015, $3 million in 2014 and $5 million in 2013 in Additional Paid-in Capital.

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Awards Activity

	Performance Awards		Phantom Awards
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
	(thousands)		(thousands)
Outstanding at December 31, 2014	1,775	$35	1,281	$33
Granted	564	48	395	36
Vested	(2)	41	(428)	31
Forfeited	(635)	22	(36)	30

Outstanding at December 31, 2015	1,702	39	1,212	28

Awards expected to vest	1,608	39	1,176	28

Performance Awards

Under the 2007 LTIP, we can also grant stock-based performance awards. The performance awards generally vest over three years at the earliest, if performance metrics are met. The liability-classified awards will be settled in cash at vesting. We granted 564,300 equity-classified awards during 2015, 557,100 during 2014 and 356,600 during 2013, with fair values of $27 million in 2015, $26 million in 2014 and $13 million in 2013. We did not grant liability-classified awards during 2015 or 2014; however, we granted 343,700 during 2013, with a fair value of $13 million. Of the unvested and outstanding performance awards granted, 1,689,640 awards contain market conditions based on the total shareholder return of Spectra Energy common stock relative to a pre-defined peer group, and 12,900 awards contain performance conditions based on EBITDA performance of one subsidiary company. The equity-classified and liability-classified awards with market conditions are valued using the Monte Carlo valuation method. The liability-classified awards are remeasured at each reporting period until settlement.

Weighted-Average Assumptions for Stock-Based Performance Awards

	2015	2014	2013
Risk-free rate of return	1.1%	0.7%	0.4%
Expected life	3 years	3 years	3 years
Expected volatility—Spectra Energy	18%	20%	21%
Expected volatility—peer group	13%-27%	14%–32%	13%–33%
Market index (a)	N/A	N/A	16%

(a)

Beginning in 2014, the valuation model was refined to use an alternate analytical approach to project future stock prices in order to improve consistency and efficiency. The improved approach does not require the use of a market index assumption to determine the future stock price used in the valuation model. As such, the volatility of the market index assumption will not be presented going forward. Based on our assessment, it was determined that this refinement did not have a significant impact on the fair value of the shares for all periods presented.

The risk-free rate of return was determined based on a yield of three-year U.S. Treasury bonds on the grant date. The expected volatility was established based on historical volatility over three years using daily stock price observations. Because the award payout includes dividend equivalents, no dividend yield assumption is required.

The total fair value of the shares vested was less than $1 million in 2015, $20 million in 2014 and $19 million in 2013. As of December 31, 2015, we expect to recognize $26 million of future compensation cost related to outstanding performance awards over a weighted-average period of less than one year.

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Phantom Awards

Under the 2007 LTIP, we can also grant stock-based phantom awards. The phantom awards generally vest over three years. The liability-classified awards will be settled in cash at vesting. We awarded 39,200 equity-classified awards to our employees in 2015, 101,500 in 2014 and 474,500 in 2013, with fair values of $1 million, $4 million and $14 million, respectively. We awarded 356,100 liability-classified awards to our employees in 2015 and 353,000 in 2014, with fair values of $13 million for both 2015 and 2014. The liability-classified awards are remeasured at each reporting period until settlement.

The total fair value of the shares vested was $13 million in 2015, $11 million in 2014 and $14 million in 2013. As of December 31, 2015, we expect to recognize $12 million of future compensation cost related to phantom awards over a weighted-average period of less than two years.

Stock Option Activity

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Life	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at December 31, 2014	1,102	$25	2.0	$12
Exercised	(134)	23
Forfeited or expired	(10)	23

Outstanding at December 31, 2015	958	26	1.2	—

Exercisable at December 31, 2015	958	26	1.2	—

We did not award any non-qualified stock options to employees during 2015, 2014 or 2013.

The total intrinsic value of options exercised was $1 million in 2015, $6 million in 2014 and $21 million in 2013. Cash received by us from options exercised was $3 million in 2015, $11 million in 2014 and $43 million in 2013. All stock options are fully vested, and as a result, we do not expect to recognize future compensation costs related to these stock options.

23. Employee Benefit Plans

Retirement Plans. We have a qualified non-contributory defined benefit (DB) retirement plan for U.S. employees (U.S. Qualified Pension Plan). This plan covers U.S. employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which may vary with age and years of service) of current eligible earnings and current interest credits.

We also maintain non-qualified, non-contributory, unfunded defined benefit plans (U.S. Non-Qualified Pension Plans) which cover certain current and former U.S. executives. The U.S. Non-Qualified Pension Plans have no plan assets. There are other non-qualified plans such as savings and deferred compensation plans which cover certain current and former U.S. executives. Pursuant to trust agreements, Spectra Energy has set aside funds for certain of the above non-qualified plans in several trusts. Although these funds are restrictive in nature, they remain a component of our general assets and are subject to the claims of creditors. These trust funds totaling $18 million as of December 31, 2015 and $17 million as of December 31, 2014, invested in money market funds and valued using a Level 1 hierarchy level, are considered AFS securities and are classified as Investments and Other Assets—Other on the Consolidated Balance Sheets.

In addition, our Westcoast subsidiary maintains qualified and non-qualified, contributory and non-contributory DB (Canadian Qualified Pension Plan and Canadian Non-Qualified Pension Plan, respectively) and defined contribution (Canadian DC) retirement plans covering substantially all employees of our Canadian

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operations. The DB plans provide retirement benefits based on each plan participant’s years of service and final average earnings. Under the Canadian DC plan, company contributions are determined according to the terms of the plan and based on each plan participant’s age, years of service and current eligible earnings. We also provide non-qualified DB supplemental pensions to all employees who retire under a DB qualified pension plan and whose pension is limited by the maximum pension limits under the Income Tax Act (Canada). We report our Canadian benefit plans separate from the U.S. plans due to differences in actuarial assumptions.

Our policy is to fund our retirement plans, where applicable, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants or as required by legislation or plan terms. We made contributions to our U.S. Qualified and Non-Qualified Pension Plans of $22 million in 2015, $21 million in 2014 and $22 million in 2013. We made total contributions to our Canadian Qualified and Non-Qualified Pension Plans of $22 million in 2015, $36 million in 2014 and $80 million in 2013. Contributions of $8 million in 2015 and $9 million in both 2014 and 2013 were made to our Canadian DC plan. We anticipate that in 2016 we will make total contributions of approximately $22 million to the U.S. Qualified and Non-Qualified Pension Plans, approximately $16 million to the Canadian Qualified and Non-Qualified Pension Plans and approximately $8 million to the Canadian DC Plan.

Actuarial gains and losses are amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the U.S. Qualified and Non-Qualified Pension Plans is 11 years. The average remaining service periods of active employees covered by the Canadian Qualified and Non-Qualified Pension Plans is 11 years. We determine the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years for the U.S. plans and over three years for the Canadian plans.

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Qualified and Non-Qualified Pension Plans

Change in Projected Benefit Obligation and Change in Fair Value of Plan Assets

	U.S.		Canada
	2015	2014	2015	2014
	(in millions)
Change in Projected Benefit Obligation
Projected benefit obligation, beginning of period	$586	$575	$1,202	$1,131
Service cost	19	19	28	25
Interest cost	24	24	43	52
Actuarial loss (gain)	(18)	13	(3)	143
Participant contributions	—	—	5	5
Benefits paid	(40)	(45)	(47)	(49)
Foreign currency translation effect	—	—	(194)	(105)

Projected benefit obligation, end of period	571	586	1,034	1,202

Change in Fair Value of Plan Assets
Plan assets, beginning of period	551	531	1,050	1,040
Actual return on plan assets	(1)	44	52	115
Benefits paid	(40)	(45)	(47)	(49)
Employer contributions	22	21	22	36
Plan participants’ contributions	—	—	5	5
Expected non-investment expenses	—	—	(3)	(3)
Foreign currency translation effect	—	—	(171)	(94)

Plan assets, end of period	532	551	908	1,050

Net amount recognized	$(39)	$(35)	$(126)	$(152)

Accumulated Benefit Obligation	$549	$567	$967	$1,123

	U.S.		Canada
	2015	2014	2015	2014
	(in millions)
Net amount recognized
Current Liabilities - Other	$(2)	$(2)	$(5)	$(6)
Deferred Credits and Other Liabilities -
Regulatory and Other	(37)	(33)	(142)	(165)
Other Assets - Other	—	—	21	19

Total net amount recognized	$(39)	$(35)	$(126)	$(152)

The tables above include certain nonqualified pension plans that are unfunded. Those U.S. plans had projected benefit obligations of $23 million at December 31, 2015 and $22 million at December 31, 2014. Those Canadian plans had projected benefit obligations of $103 million at December 31, 2015 and $117 million at December 31, 2014.

At December 31, 2015, U.S. plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations of $23 million, accumulated benefit obligations of $20 million and no plan assets. Canadian plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations of $340 million, accumulated benefit obligations of $316 million and plan assets with a fair value of $215 million.

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Amounts Recognized in Accumulated Other Comprehensive Income

	U.S.		Canada
	December 31,		December 31,
	2015	2014	2015	2014
	(in millions)
Net actuarial loss	$156	$141	$330	$345
Prior service cost	—	—	5	6

Total amount recognized in AOCI	$156	$141	$335	$351

Components of Net Periodic Pension Costs

	U.S.			Canada
	2015	2014	2013	2015	2014	2013
	(in millions)
Net Periodic Pension Cost
Service cost benefit earned	$19	$19	$19	$31	$29	$33
Interest cost on projected benefit obligation	24	24	21	43	52	50
Expected return on plan assets	(42)	(39)	(33)	(65)	(69)	(66)
Amortization of prior service cost	—	—	—	1	2	2
Amortization of loss	10	13	20	25	22	35

Net periodic pension cost	11	17	27	35	36	54

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Current year actuarial loss (gain)	25	8	(69)	10	93	(133)
Amortization of actuarial loss	(10)	(13)	(20)	(25)	(22)	(35)
Amortization of prior service credit	—	—	—	(1)	(2)	(2)

Total recognized in other comprehensive income.	15	(5)	(89)	(16)	69	(170)

Total Recognized in Net Periodic Pension Cost and Other Comprehensive Income	$26	$12	$(62)	$19	$105	$(116)

In 2016, approximately $7 million of actuarial losses for the U.S. plans and $17 million for the Canadian plans will be amortized from AOCI on the Consolidated Balance Sheets into net periodic pension cost, and approximately $1 million of prior service credits will be amortized from AOCI into net periodic pension costs for the Canadian plans.

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Assumptions Used for Pension Benefits Accounting

	U.S.			Canada
	2015	2014	2013	2015	2014	2013
Benefit Obligations
Discount rate	4.58%	4.10%	4.31%	4.03%	4.00%	4.81%
Salary increase	4.00	4.00	4.61	3.00	3.25	3.25
Net Periodic Benefit Cost
Discount rate	4.10	4.31	3.55	4.00	4.81	4.15
Salary increase	4.00	4.61	4.61	3.25	3.25	3.25
Expected long-term rate of return on plan assets	8.00	8.00	7.40	7.40	7.40	7.10

The discount rates used to determine the benefit obligations are the rates at which the benefit obligations could be effectively settled. The discount rates for our U.S. and Canadian plans are developed from yields on available high-quality bonds in each country and reflect each plan’s expected cash flows.

The long-term rates of return for the U.S. and Canadian plan assets as of December 31, 2015 were developed using weighted-average calculations of expected returns based primarily on future expected returns across classes considering the use of active asset managers applied against the U.S. and Canadian plans’ respective targeted asset mix.

Qualified Pension Plan Assets

	U.S.			Canada
	Target Allocation	December 31,		Target Allocation	December 31,
Asset Category		2015	2014		2015	2014
U.S. equity securities	23%	22%	31%	17%	18%	17%
Canadian equity securities	—	—	—	25	24	25
Other equity securities	10	10	11	13	13	13
Fixed income securities	57	57	48	45	45	45
Other investments	10	11	10	—	—	—

Total	100%	100%	100%	100%	100%	100%

Pension plan assets are maintained in master trusts in both the U.S. and Canada. The investment objective of the master trusts is to achieve reasonable returns on trust assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for plan participants. The asset allocation targets were set after considering the investment objective and the risk profile with respect to the trusts. Equities are held for their high expected return. Other equity and fixed income securities are held for diversification. Investments within asset classes are diversified to achieve broad market participation and reduce the effects of individual managers or investments. We regularly review our actual asset allocation and periodically rebalance our investments to the targeted allocation when considered appropriate.

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The following table summarizes the fair values of pension plan assets recorded at each fair value hierarchy level, as determined in accordance with the valuation techniques described in Note 17:

	U.S.				Canada
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(in millions)
December 31, 2015
Cash and cash equivalents	$2	$2	$—	$—	$3	$3	$—	$—
Equity securities	171	171	—	—	501	221	280	—
Fixed income securities	304	304	—	—	404	404	—	—
Other	55	—	—	55	—	—	—	—

Total	$532	$477	$—	$55	$908	$628	$280	$—

December 31, 2014
Cash and cash equivalents	$3	$3	$—	$—	$3	$3	$—	$—
Equity securities	233	233	—	—	576	342	234	—
Fixed income securities	262	262	—	—	471	471	—	—
Other	53	—	—	53	—	—	—	—

Total	$551	$498	$—	$53	$1,050	$816	$234	$—

The following presents changes in Level 3 assets that are measured at fair value on a recurring basis using significant unobservable inputs:

	U.S.
	2015	2014
	(in millions)
Fair value, beginning of period	$53	$49
Gain (loss) included in other comprehensive income	2	4

Fair value, end of period	$55	$53

Expected Benefit Payments

	U.S.	Canada
	(in millions)
2016	$84	$44
2017	49	47
2018	47	49
2019	49	51
2020	50	54
2021 – 2025	233	297

Other Post-Retirement Benefit Plans

U.S. Other Post-Retirement Benefits. We provide certain health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans.

These benefit costs are accrued over an employee’s active service period to the date of full benefits eligibility. Actuarial gains and losses are amortized over the average remaining service period of the active employees of 14 years. We determine the market-related value of the plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years for the U.S. plans.

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Canadian Other Post-Retirement Benefits. We provide health care and life insurance benefits for retired employees on a non-contributory basis for our Canadian operations predominantly under defined contribution plans. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans. The Canadian plans are not funded.

Other Post-Retirement Benefit Plans — Change in Projected Benefit Obligation and Fair Value of Plan Assets

	U.S.		Canada
	2015	2014	2015	2014
		(in millions)
Change in Benefit Obligation
Accumulated post-retirement benefit obligation, beginning of period	$172	$184	$133	$133
Service cost	1	1	4	4
Interest cost	7	8	5	6
Plan participants’ contributions	3	2	—	—
Actuarial loss (gain)	1	(7)	(11)	7
Medicare subsidy receivable	2	2	—	—
Benefits paid	(20)	(18)	(4)	(4)
Foreign currency translation effect	—	—	(20)	(13)

Accumulated post-retirement benefit obligation, end of period	166	172	107	133

Change in Fair Value of Plan Assets
Plan assets, beginning of period	92	87	—	—
Actual return on plan assets	1	7	—	—
Benefits paid	(20)	(18)	(4)	(4)
Employer contributions	12	14	4	4
Plan participants’ contributions	3	2	—	—

Plan assets, end of period	88	92	—	—

Net amount recognized (a)	$(78)	$(80)	$(107)	$(133)

(a)	Recognized primarily in Deferred Credits and Other Liabilities—Regulatory and Other in the Consolidated Balance Sheets.

Other Post-Retirement Benefit Plans — Amounts Recognized in Accumulated Other Comprehensive Income

	U.S.		Canada
	December 31,		December 31,
	2015	2014	2015	2014
		(in millions)
Prior service credit	$—	$—	$(3)	$(4)
Net actuarial loss (gain)	3	(4)	1	12

Total amount recognized in AOCI	$3	$(4)	$(2)	$8

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In 2016, approximately $1 million of prior service costs will be amortized from AOCI into net periodic pension costs for the Canadian plans.

	U.S.			Canada
	2015	2014	2013	2015	2014	2013
			(in millions)
Other Post-Retirement Benefit Plans — Components of Net Periodic Benefit Cost
Service cost benefit earned	$1	$1	$1	$4	$4	$5
Interest cost on accumulated post-retirement benefit obligation	7	8	7	5	6	6
Expected return on plan assets	(6)	(5)	(4)	—	—	—
Amortization of prior service credit	—	—	—	(1)	(1)	(1)
Amortization of loss	—	1	2	—	—	—

Net periodic other post-retirement benefit cost	2	5	6	8	9	10

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Current year actuarial loss (gain)	7	(9)	(18)	(11)	6	(13)
Amortization of actuarial loss	—	(1)	(2)	—	—	—
Amortization of prior service credit	—	—	—	1	1	1

Total recognized in other comprehensive income	7	(10)	(20)	(10)	7	(12)

Total recognized in net periodic benefit cost and other comprehensive income	$9	$(5)	$(14)	$(2)	$16	$(2)

Other Post-Retirement Benefits Plans — Assumptions Used for Benefits Accounting

	U.S.			Canada
	2015	2014	2013	2015	2014	2013
Benefit Obligations
Discount rate	4.53%	4.08%	4.46%	4.03%	4.00%	4.83%
Salary increase	4.00	4.00	4.61	3.00	3.25	3.25
Net Periodic Benefit Cost
Discount rate	4.08	4.46	3.70	4.00	4.83	4.20
Salary increase	4.00	4.61	4.61	3.25	3.25	3.25
Expected return on plan assets	6.83	6.98	6.51	N/A	N/A	N/A

The discount rates used to determine the post-retirement obligations are the rates at which the benefit obligations could be effectively settled. The discount rates for our U.S. and Canadian plans are developed from yields on available high-quality bonds in each country and reflect each plan’s expected cash flows.

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Assumed Health Care Cost Trend Rates

	U.S.		Canada
	2015	2014	2015	2014
Health care cost trend rate assumed for next year	7.00%	7.00%	5.50%	6.00%
Rate to which the cost trend is assumed to decline	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2020	2019	2017	2017

Sensitivity to Changes in Assumed Health Care Cost Trend Rates

	U.S.		Canada
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
	(in millions)
Effect on total service and interest costs	$—	$—	$1	$(1)
Effect on post-retirement benefit obligations	7	(6)	5	(5)

Other Post-Retirement Plan Assets

	U.S.
	December 31,
Asset Category	2015	2014
Cash and cash equivalents	3%	—%
Equity securities	45	48
Fixed income securities	46	47
Other assets	6	5

Total	100%	100%

A portion of our other post-retirement plan assets is maintained within the U.S. master trust discussed under the pension plans above. We invest other post-retirement plan assets in the Spectra Energy Corp Employee Benefits Trust (VEBA I) and the Spectra Energy Corp Post-Retirement Medical Benefits Trust (VEBA II). The investment objective of the VEBAs is to achieve sufficient returns on trust assets, subject to a prudent level of portfolio risk, for the purpose of promoting the security of plan benefits for participants. The VEBA trusts are passively managed.

The asset allocation table above includes the other post-retirement benefit assets held in the master trusts, VEBA I and VEBA II.

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The following table summarizes the fair values of the other post-retirement plan assets recorded at each fair value hierarchy level as determined in accordance with the valuation techniques described in Note 17:

	U.S.
	VEBA I and VEBA II Trusts				Master Trust
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
				(in millions)
December 31, 2015
Cash and cash equivalents	$3	$3	$—	$—	$—	$—	$—	$—
Equity securities	24	—	24	—	15	15	—	—
Fixed income securities	14	—	14	—	26	26	—	—
Other investments	—	—	—	—	5	—	—	5

Total	$41	$3	$38	$—	$46	$41	$—	$5

December 31, 2014
Equity securities	$25	$—	$25	$—	$20	$20	$—	$—
Fixed income securities	21	—	21	—	22	22	—	—
Other investments	—	—	—	—	4	—	—	4

Total	$46	$—	$46	$—	$46	$42	$—	$4

The following presents changes in Level 3 assets that are measured at fair value on a recurring basis using significant unobservable inputs:

	U.S.
	2015	2014
	(in millions)
Fair value, beginning of period	$4	$4
Unrealized gain included in other comprehensive income	1	—

Fair value, end of period	$5	$4

Other Post-Retirement Benefit Plans — Payments and Receipts

We expect to make future benefit payments, which reflect expected future service, as appropriate. As our plans provide benefits that are actuarially equivalent to the benefits received by Medicare recipients, we expect to receive future subsidies under Medicare Part D. The following benefit payments and subsidies are expected to be paid (or received) over each of the next five years and thereafter.

	Benefit Payments		Medicare Part D Subsidy Receipts
	U.S.	Canada	U.S.
	(in millions)
2016	$16	$4	$(1)
2017	15	4	(1)
2018	15	4	(1)
2019	15	4	(1)
2020	14	5	(1)
2021 – 2025	61	26	(5)

We anticipate making no contributions to the U.S. plans and $4 million to the Canadian plans in 2016.

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Retirement/Savings Plan

In addition to the retirement plans discussed above, we also have defined contribution employee savings plans available to both U.S. and Canadian employees. Employees may participate in a matching contribution where we match a certain percentage of before-tax employee contributions of up to 6% of eligible pay per pay period for U.S. employees and up to 5% of eligible pay per pay period for Canadian employees. We expensed pre-tax employer matching contributions of $15 million in 2015 and 2014, and $14 million in 2013 for U.S employees, and $13 million in 2015, 2014 and 2013 for Canadian employees.

24. Condensed Consolidating Financial Information

Spectra Energy Corp has agreed to fully and unconditionally guarantee the payment of principal and interest under all series of notes outstanding under the Senior Indenture of Spectra Capital, a 100%-owned, consolidated subsidiary. In accordance with the Securities and Exchange Commission rules, the following condensed consolidating financial information is presented. The information shown for Spectra Energy Corp and Spectra Capital is presented utilizing the equity method of accounting for investments in subsidiaries, as required. The non-guarantor subsidiaries column represents all consolidated subsidiaries of Spectra Capital. This information should be read in conjunction with our accompanying Consolidated Financial Statements and notes thereto.

Spectra Energy Corp

Condensed Consolidating Statement of Operations

Year Ended December 31, 2015

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total operating revenues	$—	$—	$5,237	$(3)	$5,234
Total operating expenses	6	(4)	3,802	(3)	3,801

Operating income (loss)	(6)	4	1,435	—	1,433
Loss from equity investments	—	—	(290)	—	(290)
Equity in earnings of consolidated subsidiaries	161	573	—	(734)	—
Other income and expenses, net	—	1	113	—	114
Interest expense	—	244	392	—	636

Earnings before income taxes	155	334	866	(734)	621
Income tax expense (benefit)	(41)	173	29	—	161

Net income	196	161	837	(734)	460
Net income—noncontrolling interests	—	—	264	—	264

Net income—controlling interests	$196	$161	$573	$(734)	$196

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Spectra Energy Corp

Condensed Consolidating Statement of Operations

Year Ended December 31, 2014

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total operating revenues	$—	$—	$5,906	$(3)	$5,903
Total operating expenses	6	1	3,975	(3)	3,979

Operating income (loss)	(6)	(1)	1,931	—	1,924
Earnings from equity investments	—	—	361	—	361
Equity in earnings of consolidated subsidiaries	1,054	1,651	—	(2,705)	—
Other income and expenses, net	(2)	9	52	—	59
Interest expense	—	253	426	—	679

Earnings before income taxes	1,046	1,406	1,918	(2,705)	1,665
Income tax expense (benefit)	(36)	352	66	—	382

Net income	1,082	1,054	1,852	(2,705)	1,283
Net income—noncontrolling interests	—	—	201	—	201

Net income—controlling interests	$1,082	$1,054	$1,651	$(2,705)	$1,082

Spectra Energy Corp

Condensed Consolidating Statement of Operations

Year Ended December 31, 2013

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total operating revenues	$—	$—	$5,521	$(3)	$5,518
Total operating expenses	8	3	3,844	(3)	3,852

Operating income (loss)	(8)	(3)	1,677	—	1,666
Earnings from equity investments	—	—	445	—	445
Equity in earnings of consolidated subsidiaries	1,015	1,649	—	(2,664)	—
Other income and expenses, net	1	15	108	—	124
Interest expense	—	216	441	—	657

Earnings before income taxes	1,008	1,445	1,789	(2,664)	1,578
Income tax expense (benefit)	(30)	430	19	—	419

Net income	1,038	1,015	1,770	(2,664)	1,159
Net income—noncontrolling interests	—	—	121	—	121

Net income—controlling interests	$1,038	$1,015	$1,649	$(2,664)	$1,038

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Spectra Energy Corp

Condensed Consolidating Statements of Comprehensive Income

(In millions)

	Spectra Energy Corp	Spectra Capital	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2015
Net income	$196	$161	$837	$(734)	$460
Other comprehensive income (loss)	(14)	1	(931)	—	(944)

Total comprehensive income (loss), net of tax	182	162	(94)	(734)	(484)
Less: comprehensive income—noncontrolling interests	—	—	251	—	251

Comprehensive income (loss)—controlling interests	$182	$162	$(345)	$(734)	$(735)

Year Ended December 31, 2014
Net income	$1,082	$1,054	$1,852	$(2,705)	$1,283
Other comprehensive income (loss)	9	1	(596)	—	(586)

Total comprehensive income, net of tax	1,091	1,055	1,256	(2,705)	697
Less: comprehensive income—noncontrolling interests	—	—	194	—	194

Comprehensive income—controlling interests	$1,091	$1,055	$1,062	$(2,705)	$503

Year Ended December 31, 2013
Net income	$1,038	$1,015	$1,770	$(2,664)	$1,159
Other comprehensive income (loss)	69	2	(346)	—	(275)

Total comprehensive income, net of tax	1,107	1,017	1,424	(2,664)	884
Less: comprehensive income—noncontrolling interests	—	—	114	—	114

Comprehensive income—controlling interests	$1,107	$1,017	$1,310	$(2,664)	$770

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Spectra Energy Corp

Condensed Consolidating Balance Sheet

December 31, 2015

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$1	$212	$—	$213
Receivables—consolidated subsidiaries	15	6	13	(34)	—
Notes receivable—current—consolidated subsidiaries	—	—	387	(387)	—
Receivables—other	2	—	804	—	806
Other current assets	25	—	604	—	629

Total current assets	42	7	2,020	(421)	1,648
Investments in and loans to unconsolidated affiliates	—	—	2,592	—	2,592
Investments in consolidated subsidiaries	13,919	19,161	—	(33,080)	—
Advances receivable—consolidated subsidiaries	—	5,273	1,326	(6,599)	—
Notes receivable—consolidated subsidiaries	—	—	2,800	(2,800)	—
Goodwill	—	—	4,154	—	4,154
Other assets	41	27	242	—	310
Net property, plant and equipment	—	—	22,918	—	22,918
Regulatory assets and deferred debits	3	3	1,295	—	1,301

Total Assets	$14,005	$24,471	$37,347	$(42,900)	$32,923

Accounts payable	$2	$3	$506	$—	$511
Accounts payable—consolidated subsidiaries	4	28	2	(34)	—
Commercial paper	—	481	631	—	1,112
Short-term borrowings—consolidated subsidiaries	—	387	—	(387)	—
Taxes accrued	5	—	73	—	78
Current maturities of long-term debt	—	—	652	—	652
Other current liabilities	102	48	889	—	1,039

Total current liabilities	113	947	2,753	(421)	3,392
Long-term debt	—	2,891	10,001	—	12,892
Advances payable—consolidated subsidiaries	6,599	—	—	(6,599)	—
Notes payable—consolidated subsidiaries	—	2,800	—	(2,800)	—
Deferred credits and other liabilities	767	3,914	2,087	—	6,768
Preferred stock of subsidiaries	—	—	339	—	339
Equity
Controlling interests	6,526	13,919	19,161	(33,080)	6,526
Noncontrolling interests	—	—	3,006	—	3,006

Total equity	6,526	13,919	22,167	(33,080)	9,532

Total Liabilities and Equity	$14,005	$24,471	$37,347	$(42,900)	$32,923

F-A-64

Spectra Energy Corp

Condensed Consolidating Balance Sheet

December 31, 2014

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$1	$214	$—	$215
Receivables—consolidated subsidiaries	18	—	11	(29)	—
Receivables—other	2	—	1,334	—	1,336
Other current assets	71	2	708	—	781

Total current assets	91	3	2,267	(29)	2,332
Investments in and loans to unconsolidated affiliates	—	—	2,966	—	2,966
Investments in consolidated subsidiaries	14,531	20,562	—	(35,093)	—
Advances receivable—consolidated subsidiaries	—	4,683	898	(5,581)	—
Notes receivable—consolidated subsidiaries	—	—	3,198	(3,198)	—
Goodwill	—	—	4,714	—	4,714
Other assets	38	22	267	—	327
Net property, plant and equipment	—	—	22,307	—	22,307
Regulatory assets and deferred debits	4	5	1,343	—	1,352

Total Assets	$14,664	$25,275	$37,960	$(43,901)	$33,998

Accounts payable	$3	$—	$455	$—	$458
Accounts payable—consolidated subsidiaries	—	17	12	(29)	—
Commercial paper	—	398	1,185	—	1,583
Short-term borrowings—consolidated subsidiaries	—	398	—	(398)	—
Taxes accrued	5	—	86	—	91
Current maturities of long-term debt	—	—	327	—	327
Other current liabilities	96	54	1,200	—	1,350

Total current liabilities	104	867	3,265	(427)	3,809
Long-term debt	—	2,890	9,837	—	12,727
Advances payable—consolidated subsidiaries	5,581	—	—	(5,581)	—
Notes payable—consolidated subsidiaries	—	2,800	—	(2,800)	—
Deferred credits and other liabilities	819	4,187	1,800	—	6,806
Preferred stock of subsidiaries	—	—	258	—	258
Equity
Controlling interests	8,160	14,531	20,562	(35,093)	8,160
Noncontrolling interests	—	—	2,238	—	2,238

Total equity	8,160	14,531	22,800	(35,093)	10,398

Total Liabilities and Equity	$14,664	$25,275	$37,960	$(43,901)	$33,998

F-A-65

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2015

(In millions)

	Spectra Energy Corp	Spectra Capital	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$196	$161	$837	$(734)	$460
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	778	—	778
Impairment charges	—	—	349	—	349
Loss from equity investments	—	—	290	—	290
Equity in earnings of consolidated subsidiaries	(161)	(573)	—	734	—
Distributions from equity investments	—	—	161	—	161
Other	187	33	(11)	—	209

Net cash provided by (used in) operating activities	222	(379)	2,404	—	2,247

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(2,848)	—	(2,848)
Investments in and loans to unconsolidated affiliates	—	—	(124)	—	(124)
Purchases of held-to-maturity securities	—	—	(668)	—	(668)
Proceeds from sales and maturities of held-to-maturity securities	—	—	695	—	695
Purchases of available-for-sale securities	—	—	(95)	—	(95)
Proceeds from sales and maturities of available-for-sale securities	—	—	87	—	87
Distributions from equity investments	—	—	451	—	451
Advances (to) from affiliates	(240)	296	—	(56)	—
Loan to equity investment	—	—	(248)	—	(248)
Other changes in restricted funds	—	—	(33)	—	(33)
Other	—	—	1	—	1

Net cash provided by (used in) investing activities	(240)	296	(2,782)	(56)	(2,782)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	—	1,585	—	1,585
Payments for the redemption of long-term debt	—	—	(285)	—	(285)
Net increase (decrease) in commercial paper	—	83	(522)	—	(439)
Distributions to noncontrolling interests	—	—	(198)	—	(198)
Contributions from noncontrolling interests	—	—	248	—	248

Proceeds from the issuance of SEP common units	—	—	546	—	546
Proceeds from the issuance of Westcoast preferred stock	—	—	84	—	84
Dividends paid on common stock	(996)	—	—	—	(996)
Distributions and advances from (to) affiliates	1,018	—	(1,074)	56	—
Other	(4)	—	(1)	—	(5)

Net cash provided by financing activities	18	83	383	56	540

Effect of exchange rate changes on cash	—	—	(7)	—	(7)

Net decrease in cash and cash equivalents	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	—	1	214	—	215

Cash and cash equivalents at end of period	$—	$1	$212	$—	$213

F-A-66

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2014

(In millions)

	Spectra Energy Corp	Spectra Capital	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,082	$1,054	$1,852	$(2,705)	$1,283
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	809	—	809
Earnings from equity investments	—	—	(361)	—	(361)
Equity in earnings of consolidated subsidiaries	(1,054)	(1,651)	—	2,705	—
Distributions from equity investments	—	—	380	—	380
Other	14	304	(208)	—	110

Net cash provided by (used in) operating activities	42	(293)	2,472	—	2,221

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(2,028)	—	(2,028)
Investments in and loans to unconsolidated affiliates	—	—	(259)	—	(259)
Purchases of held-to-maturity securities	—	—	(790)	—	(790)
Proceeds from sales and maturities of held-to-maturity securities	—	—	815	—	815
Purchases of available-for-sale securities	—	—	(13)	—	(13)
Proceeds from sales and maturities of available-for-sale securities	—	—	7	—	7
Distributions from equity investments	—	—	266	—	266
Advances from affiliates	92	495	—	(587)	—
Other changes in restricted funds	—	—	(1)	—	(1)

Net cash provided by (used in) investing activities	92	495	(2,003)	(587)	(2,003)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	300	728	—	1,028
Payments for the redemption of long-term debt	—	(557)	(627)	—	(1,184)
Net increase in commercial paper	—	54	520	—	574
Distributions to noncontrolling interests	—	—	(175)	—	(175)
Contributions from noncontrolling interests	—	—	145	—	145
Proceeds from the issuance of SEP common units	—	—	327	—	327
Dividends paid on common stock	(925)	—	—	—	(925)
Distributions and advances from (to) affiliates	777	(10)	(1,354)	587	—
Other	14	—	(3)	—	11

Net cash used in financing activities	(134)	(213)	(439)	587	(199)

Effect of exchange rate changes on cash	—	—	(5)	—	(5)

Net increase (decrease) in cash and cash equivalents	—	(11)	25	—	14
Cash and cash equivalents at beginning of period	—	12	189	—	201

Cash and cash equivalents at end of period	$—	$1	$214	$—	$215

F-A-67

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2013

(In millions)

	Spectra Energy Corp	Spectra Capital (a)	Non- Guarantor Subsidiaries (a)	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,038	$1,015	$1,770	$(2,664)	$1,159
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	787	—	787
Earnings from equity investments	—	—	(445)	—	(445)
Equity in earnings of consolidated subsidiaries	(1,015)	(1,649)	—	2,664	—
Distributions from equity investments	—	—	324	—	324
Other	(2)	478	(271)	—	205

Net cash provided by (used in) operating activities	21	(156)	2,165	—	2,030

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(1,947)	—	(1,947)
Investments in and loans to unconsolidated affiliates	—	—	(312)	—	(312)
Acquisitions, net of cash acquired	—	—	(1,254)	—	(1,254)
Purchases of held-to-maturity securities	—	—	(985)	—	(985)
Proceeds from sales and maturities of held-to-maturity securities	—	—	1,023	—	1,023
Purchases of available-for-sale securities	—	—	(5,878)	—	(5,878)
Proceeds from sales and maturities of available-for-sale securities	—	—	6,024	—	6,024
Distributions from equity investments	—	—	87	—	87
Advances to affiliates	(75)	(1,856)	—	1,931	—
Loan to equity investment	—	—	(71)	—	(71)
Repayment of loan to equity investment	—	71	—	—	71
Other changes in restricted funds	—	—	2	—	2
Other	—	—	4	—	4

Net cash used in investing activities	(75)	(1,785)	(3,307)	1,931	(3,236)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	1,848	2,524	—	4,372
Payments for the redemption of long-term debt	—	(1,944)	(195)	—	(2,139)
Net decrease in commercial paper	—	(170)	(36)	—	(206)
Net increase in short-term borrowings - consolidated subsidiaries	—	(497)	—	497	—
Distributions to noncontrolling interests	—	—	(144)	—	(144)
Contributions from noncontrolling interests	—	—	23	—	23
Proceeds from the issuance of SEP common units	—	—	214	—	214
Dividends paid on common stock	(821)	—	—	—	(821)
Distributions and advances from (to) affiliates	847	2,718	(1,137)	(2,428)	—
Other	28	(5)	(6)	—	17

Net cash provided by financing activities	54	1,950	1,243	(1,931)	1,316

Effect of exchange rate changes on cash	—	—	(3)	—	(3)

Net increase in cash and cash equivalents	—	9	98	—	107
Cash and cash equivalents at beginning of period	—	3	91	—	94

Cash and cash equivalents at end of period	$—	$12	$189	$—	$201

F-A-68

(a)	Excludes the effects of $3,869 million of non-cash equitizations of advances receivable owed to Spectra Capital.

25. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
		(in millions, except per share amounts)
2015
Operating revenues	$1,623	$1,192	$1,103	$1,316	$5,234
Operating income	541	406	389	97	1,433
Net income (loss)	325	80	243	(188)	460
Net income (loss)—controlling interests	267	18	174	(263)	196
Earnings (loss) per share (a)
Basic and diluted	0.40	0.03	0.26	(0.39)	0.29
2014
Operating revenues	$1,843	$1,253	$1,207	$1,600	$5,903
Operating income	639	338	382	565	1,924
Net income	467	188	254	374	1,283
Net income—controlling interests	419	146	201	316	1,082
Earnings per share (a)
Basic	0.63	0.22	0.30	0.47	1.61
Diluted	0.62	0.22	0.30	0.47	1.61

(a)	Quarterly earnings-per-share amounts are stand-alone calculations and may not be additive to full-year amounts due to rounding.

Unusual or Infrequent Items

Due to the significant downturn in commodity prices, DCP Midstream performed a goodwill impairment test and other asset impairment tests in 2015. The impairment tests resulted in DCP Midstream’s recognition of a $460 million goodwill impairment and $342 million in other asset impairments, net of tax, which reduced our equity earnings from DCP Midstream by $231 million after-tax for 2015. Due to the asset impairment recognized by DCP Midstream, we assessed our equity investment in DCP Midstream and determined that our equity investment in DCP Midstream was not impaired.

During the fourth quarter of 2015, we recorded goodwill impairments associated with the acquisition of Westcoast in 2002 for BC Field Services and the Empress NGL Operations, which impacted net income by $270 million and $63 million, respectively. The impairments are included in Impairment of Goodwill and Other on the Consolidated Statement of Operations. See Note 11 for further discussion.

F-A-69

SPECTRA ENERGY CORP

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

		Additions:
	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions (a)	Balance at End of Period
	(in millions)
December 31, 2015
Allowance for doubtful accounts	$11	$7	$—	$7	$11
Other (b)	113	36	24	39	134

	$124	$43	$24	$46	$145

December 31, 2014
Allowance for doubtful accounts	$10	$6	$—	$5	$11
Other (b)	164	29	—	80	113

	$174	$35	$—	$85	$124

December 31, 2013
Allowance for doubtful accounts	$13	$7	$—	$10	$10
Other (b)	181	21	—	38	164

	$194	$28	$—	$48	$174

(a)	Principally cash payments and reserve reversals.
(b)	Principally income tax, insurance-related, litigation and other reserves, included primarily in Deferred Credits and Other Liabilities—Regulatory and Other on the Consolidated Balance Sheets.

F-A-70

SCHEDULE B TO APPENDIX F

SPECTRA ENERGY UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED SEPTEMBER 30, 2016

See Attached

F-B-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management’s intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Factors used to develop these forward-looking statements and that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

•

state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the natural gas and oil industries;

•	outcomes of litigation and regulatory investigations, proceedings or inquiries;

•	weather and other natural phenomena, including the economic, operational and other effects of hurricanes and storms;

•	the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

•

general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for natural gas and oil and related services;

•	potential effects arising from terrorist attacks and any consequential or other hostilities;

•	changes in environmental, safety and other laws and regulations;

•	the development of alternative energy resources;

•

results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions;

•	increases in the cost of goods and services required to complete capital projects;

•	declines in the market prices of equity and debt securities and resulting funding requirements for defined benefit pension plans;

•

growth in opportunities, including the timing and success of efforts to develop United States and Canadian pipeline, storage, gathering, processing and other related infrastructure projects and the effects of competition;

•	the performance of natural gas and oil transmission and storage, distribution, and gathering and processing facilities;

•	the extent of success in connecting natural gas and oil supplies to gathering, processing and transmission systems and in connecting to expanding gas and oil markets;

•	the effects of accounting pronouncements issued periodically by accounting standard-setting bodies;

•	conditions of the capital markets during the periods covered by forward-looking statements; and

•

the ability to successfully complete merger, acquisition or divestiture plans; regulatory or other limitations imposed as a result of a merger, acquisition or divestiture; and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Spectra Energy Corp has described. Spectra Energy Corp undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

F-B-2

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements.

SPECTRA ENERGY CORP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In millions, except per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Operating Revenues
Transportation, storage and processing of natural gas	$792	$781	$2,426	$2,425
Distribution of natural gas	153	160	792	1,005
Sales of natural gas liquids	15	41	68	138
Transportation of crude oil	89	93	262	267
Other	26	28	70	83

Total operating revenues	1,075	1,103	3,618	3,918

Operating Expenses
Natural gas and petroleum products purchased	50	76	401	627
Operating, maintenance and other	425	364	1,158	1,107
Depreciation and amortization	193	188	582	574
Property and other taxes	86	86	291	274

Total operating expenses	754	714	2,432	2,582

Operating Income	321	389	1,186	1,336

Other Income and Expenses
Earnings (loss) from equity investments	51	48	100	(117)
Other income and expenses, net	52	31	123	73

Total other income and expenses	103	79	223	(44)

Interest Expense	133	155	437	480

Earnings Before Income Taxes	291	313	972	812
Income Tax Expense	10	70	160	164

Net Income	281	243	812	648
Net Income—Noncontrolling Interests	86	69	234	189

Net Income—Controlling Interests	$195	$174	$578	$459

Common Stock Data
Weighted-average shares outstanding
Basic	701	671	692	671
Diluted	703	672	693	672
Earnings per share
Basic	$0.28	$0.26	$0.84	$0.68
Diluted	$0.28	$0.26	$0.83	$0.68
Dividends per share	$0.405	$0.37	$1.215	$1.11

See Notes to Condensed Consolidated Financial Statements.

F-B-3

SPECTRA ENERGY CORP

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net Income	$281	$243	$812	$648

Other comprehensive income (loss):
Foreign currency translation adjustments	(78)	(350)	273	(755)
Pension and benefits impact (net of taxes of $2, $3, $6 and $8, respectively)	5	6	14	19
Other	(2)	1	—	1

Total other comprehensive income (loss)	(75)	(343)	287	(735)

Total Comprehensive Income (Loss), net of tax	206	(100)	1,099	(87)
Less: Comprehensive Income—Noncontrolling Interests	84	64	239	178

Comprehensive Income (Loss)—Controlling Interests	$122	$(164)	$860	$(265)

See Notes to Condensed Consolidated Financial Statements.

F-B-4

SPECTRA ENERGY CORP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions)

	September 30, 2016	December 31, 2015
ASSETS

Current Assets
Cash and cash equivalents	$464	$213
Receivables, net	712	806
Inventory	287	307
Fuel tracker	19	41
Other	268	281

Total current assets	1,750	1,648

Investments and Other Assets
Investments in and loans to unconsolidated affiliates	2,742	2,592
Goodwill	4,203	4,154
Other	401	310

Total investments and other assets	7,346	7,056

Property, Plant and Equipment
Cost	32,736	29,843
Less accumulated depreciation and amortization	7,399	6,925

Net property, plant and equipment	25,337	22,918

Regulatory Assets and Deferred Debits	1,504	1,301

Total Assets	$35,937	$32,923

See Notes to Condensed Consolidated Financial Statements.

F-B-5

SPECTRA ENERGY CORP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per-share amounts)

	September 30, 2016	December 31, 2015
LIABILITIES AND EQUITY

Current Liabilities
Accounts payable	$736	$511
Commercial paper	1,637	1,112
Taxes accrued	73	78
Interest accrued	140	179
Current maturities of long-term debt	467	652
Other	634	860

Total current liabilities	3,687	3,392

Long-term Debt	13,094	12,892

Deferred Credits and Other Liabilities
Deferred income taxes	5,758	5,445
Regulatory and other	1,417	1,323

Total deferred credits and other liabilities	7,175	6,768

Commitments and Contingencies

Preferred Stock of Subsidiaries	562	339

Equity
Preferred stock, $0.001 par, 22 million shares authorized, no shares outstanding	—	—
Common stock, $0.001 par, 1 billion shares authorized, 701 million and 671 million shares outstanding at September 30, 2016 and December 31, 2015, respectively	1	1
Additional paid-in capital	5,977	5,053
Retained earnings	1,477	1,741
Accumulated other comprehensive income (loss)	13	(269)

Total controlling interests	7,468	6,526
Noncontrolling interests	3,951	3,006

Total equity	11,419	9,532

Total Liabilities and Equity	$35,937	$32,923

See Notes to Condensed Consolidated Financial Statements.

F-B-6

SPECTRA ENERGY CORP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions)

	Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$812	$648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	599	584
Deferred income tax expense	143	78
(Earnings) loss from equity investments	(100)	117
Distributions from equity investments	88	145
Other	57	251

Net cash provided by operating activities	1,599	1,823

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,407)	(1,817)
Investments in and loans to unconsolidated affiliates	(181)	(91)
Purchase of intangible, net	(80)	—
Disposition	204	—
Purchases of held-to-maturity securities	(479)	(463)
Proceeds from sales and maturities of held-to-maturity securities	475	457
Purchases of available-for-sale securities	(565)	—
Proceeds from sales and maturities of available-for-sale securities	559	1
Distributions from equity investments	45	441
Distribution to equity investment	(148)	—
Other changes in restricted funds	(19)	(24)
Other	1	(7)

Net cash used in investing activities	(2,595)	(1,503)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	382	1,332
Payments for the redemption of long-term debt	(619)	(153)
Net increase (decrease) in commercial paper	502	(984)
Distributions to noncontrolling interests	(176)	(140)
Contributions from noncontrolling interests	437	164
Proceeds from the issuances of Spectra Energy common stock	878	—
Proceeds from the issuances of Spectra Energy Partners, LP common units	473	351
Proceeds from the issuance of Westcoast Energy Inc. preferred stock	229	—
Dividends paid on common stock	(842)	(747)
Other	(20)	(14)

Net cash provided by (used in) financing activities	1,244	(191)

Effect of exchange rate changes on cash	3	(6)

Net increase in cash and cash equivalents	251	123
Cash and cash equivalents at beginning of period	213	215

Cash and cash equivalents at end of period	$464	$338

Supplemental Disclosures
Property, plant and equipment non-cash accruals	$374	$276

See Notes to Condensed Consolidated Financial Statements.

F-B-7

SPECTRA ENERGY CORP

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

(In millions)

				Accumulated Other Comprehensive Income (Loss)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Other	Noncontrolling Interests	Total
December 31, 2015	$1	$5,053	$1,741	$79	$(348)	$3,006	$9,532
Net income	—	—	578	—	—	234	812
Other comprehensive income	—	—	—	268	14	5	287
Dividends on common stock	—	—	(842)	—	—	—	(842)
Stock-based compensation	—	20	—	—	—	—	20
Distributions to noncontrolling interests	—	—	—	—	—	(180)	(180)
Contributions from noncontrolling interests	—	—	—	—	—	437	437
Spectra Energy common stock issued	—	878	—	—	—	—	878
Spectra Energy Partners, LP common units issued	—	25	—	—	—	432	457
Other, net	—	1	—	—	—	17	18

September 30, 2016	$1	$5,977	$1,477	$347	$(334)	$3,951	$11,419

December 31, 2014	$1	$4,956	$2,541	$1,016	$(354)	$2,238	$10,398
Net income	—	—	459	—	—	189	648
Other comprehensive income (loss)	—	—	—	(744)	20	(11)	(735)
Dividends on common stock	—	—	(747)	—	—	—	(747)
Stock-based compensation	—	14	—	—	—	—	14
Distributions to noncontrolling interests	—	—	—	—	—	(142)	(142)
Contributions from noncontrolling interests	—	—	—	—	—	164	164
Spectra Energy common stock issued	—	2	—	—	—	—	2
Spectra Energy Partners, LP common units issued	—	49	—	—	—	281	330
Other, net	—	3	—	—	—	(4)	(1)

September 30, 2015	$1	$5,024	$2,253	$272	$(334)	$2,715	$9,931

See Notes to Condensed Consolidated Financial Statements.

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SPECTRA ENERGY CORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. General

The terms “we,” “our,” “us” and “Spectra Energy” as used in this report refer collectively to Spectra Energy Corp and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within Spectra Energy. The term “Spectra Energy Partners” refers to our Spectra Energy Partners operating segment. The term “SEP” refers to Spectra Energy Partners, LP, our master limited partnership.

On September 6, 2016, we announced that we entered into a definitive merger agreement with Enbridge Inc. (Enbridge) under which Enbridge and Spectra Energy will combine in a stock-for-stock merger transaction, which values Spectra Energy’s stock at approximately $28 billion, based on the closing price of Enbridge’s common shares as of September 2, 2016. This transaction was unanimously approved by the boards of directors of both Spectra Energy and Enbridge and is expected to close in the first quarter of 2017, subject to shareholder and certain regulatory approvals and other customary conditions.

Upon completion of the proposed merger, Spectra Energy shareholders will receive 0.984 Enbridge common shares for each share of Spectra Energy stock they own. The consideration to be received by Spectra Energy shareholders is valued at $40.33 per Spectra Energy share, based on the closing price of Enbridge common shares as of September 2, 2016, representing an approximate 11.5% premium to the closing price of Spectra Energy stock as of September 2, 2016. Upon completion of the merger, Enbridge shareholders are expected to own approximately 57% of the combined company and Spectra Energy shareholders are expected to own approximately 43%.

Nature of Operations. Spectra Energy Corp, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets, and owns and operates a crude oil pipeline system that connects Canadian and United States (U.S.) producers to refineries in the U.S. Rocky Mountain and Midwest regions. We currently operate in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. We provide transmission and storage of natural gas to customers in various regions of the northeastern and southeastern U.S., the Maritime Provinces in Canada, the Pacific Northwest in the U.S. and Canada, and in the province of Ontario, Canada. We also provide natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. We also own a 50% interest in DCP Midstream, LLC (DCP Midstream), based in Denver, Colorado, one of the leading natural gas gatherers in the U.S. and one of the largest U.S. producers and marketers of natural gas liquids (NGLs).

Basis of Presentation. The accompanying Condensed Consolidated Financial Statements include our accounts and the accounts of our majority-owned subsidiaries, after eliminating intercompany transactions and balances. These interim financial statements should be read in conjunction with the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015, and reflect all normal recurring adjustments that are, in our opinion, necessary to fairly present our results of operations and financial position. Amounts reported in the Condensed Consolidated Statements of Operations are not necessarily indicative of amounts expected for the respective annual periods due to the effects of seasonal temperature variations on energy consumption, primarily in our gas distribution operations, as well as changing commodity prices on certain of our processing operations and other factors.

Use of Estimates. To conform with generally accepted accounting principles (GAAP) in the U.S., we make estimates and assumptions that affect the amounts reported in the Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements. Although these estimates are based on our best available knowledge at the time, actual results could differ.

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2. Disposition

On August 4, 2016, Westcoast Energy Inc. (Westcoast) completed the sale of its ownership interests in the Empress NGL operations (Empress) to Plains Midstream Canada ULC. Consideration received by Westcoast in this transaction was approximately $204 million in cash, including approximately $51 million for inventory and working capital. The total consideration is subject to final working capital adjustments, which are expected to be completed in the fourth quarter of 2016. The sale resulted in a pre-tax loss of less than $1 million and a tax benefit of $27 million, which are reflected in Operating, Maintenance and Other and Income Tax Expense, respectively, on our Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2016.

3. Business Segments

We manage our business in four reportable segments: Spectra Energy Partners, Distribution, Western Canada Transmission & Processing and Field Services. The remainder of our business operations is presented as “Other,” and consists of unallocated corporate costs and employee benefit plan assets and liabilities, 100%-owned captive insurance subsidiaries and other miscellaneous activities.

Our chief operating decision maker (CODM) regularly reviews financial information about each of these segments in deciding how to allocate resources and evaluate performance. There is no aggregation within our reportable business segments.

Spectra Energy’s presentation of its Spectra Energy Partners segment is reflective of the parent-level focus by our CODM, considering the resource allocation and governance provisions associated with SEP’s master limited partnership structure. SEP maintains a capital and cash management structure that is separate from Spectra Energy’s, is self-funding and maintains its own lines of bank credit and cash management accounts. From a Spectra Energy perspective, our CODM evaluates the Spectra Energy Partners segment as a whole, without regard to any of SEP’s individual businesses.

Spectra Energy Partners provides transmission, storage and gathering of natural gas, as well as the transportation of crude oil through interstate pipeline systems for customers in various regions of the midwestern, northeastern and southern U.S. and Canada. The natural gas transmission and storage operations are primarily subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC). The crude oil transportation operations are primarily subject to regulation by the FERC in the U.S. and the National Energy Board (NEB) in Canada. Our Spectra Energy Partners segment is composed of the operations of SEP, less governance costs, which are included in “Other.”

Distribution provides retail natural gas distribution service in Ontario, Canada, as well as natural gas transmission and storage services to other utilities and energy market participants. These services are provided by Union Gas Limited (Union Gas), and are primarily subject to the rules and regulations of the Ontario Energy Board (OEB).

Western Canada Transmission & Processing provides transmission of natural gas and natural gas gathering and processing services to customers in western Canada, the northern tier of the U.S. and the Maritime Provinces in Canada. This segment conducts business mostly through BC Pipeline, BC Field Services, Canadian Midstream and Maritimes & Northeast Pipeline Limited Partnership (M&N Canada). BC Pipeline, BC Field Services and M&N Canada operations are primarily subject to the rules and regulations of the NEB. See Note 2 for discussion related to the sale of Empress on August 4, 2016.

Field Services gathers, compresses, treats, processes, transports, stores and sells natural gas, produces, fractionates, transports, stores and sells NGLs, recovers and sells condensate, and trades and markets natural gas and NGLs. It conducts operations through DCP Midstream, which is owned 50% by us and 50% by Phillips 66.

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DCP Midstream gathers raw natural gas through gathering systems connecting to several interstate and intrastate natural gas and NGL pipeline systems, one natural gas storage facility and one NGL storage facility. DCP Midstream operates in a diverse number of regions, including the Permian Basin, Eagle Ford, Niobrara/DJ Basin and the Midcontinent. DCP Midstream Partners, LP (DCP Partners) is a publicly traded master limited partnership, of which DCP Midstream acts as general partner. As of September 30, 2016, DCP Midstream had an approximate 21% ownership interest in DCP Partners, including DCP Midstream’s limited partner and general partner interests.

Our reportable segments offer different products and services and are managed separately as business units. Management evaluates segment performance based on earnings before interest, taxes and depreciation and amortization (EBITDA). Cash, cash equivalents and short-term investments are managed at the parent-company levels, so the associated gains and losses from foreign currency transactions and interest and dividend income are excluded from the segments’ EBITDA. Our segment EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate EBITDA in the same manner. Transactions between reportable segments are accounted for on the same basis as transactions with unaffiliated third parties.

Business Segment Data

Condensed Consolidated Statements of Operations

	Unaffiliated Revenues	Intersegment Revenues	Total Operating Revenues	Depreciation and Amortization	Segment EBITDA/ Consolidated Earnings before Income Taxes
	(in millions)
Three Months Ended September 30, 2016
Spectra Energy Partners	$628	$—	$628	$79	$464
Distribution	209	—	209	47	77
Western Canada Transmission & Processing	236	—	236	56	93
Field Services	—	—	—	—	12

Total reportable segments	1,073	—	1,073	182	646
Other	2	16	18	11	(30)
Eliminations	—	(16)	(16)	—	—
Depreciation and amortization	—	—	—	—	193
Interest expense	—	—	—	—	133
Interest income and other (a)	—	—	—	—	1

Total consolidated	$1,075	$—	$1,075	$193	$291

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	Unaffiliated Revenues	Intersegment Revenues	Total Operating Revenues	Depreciation and Amortization	Segment EBITDA/ Consolidated Earnings before Income Taxes
	(in millions)
Three Months Ended September 30, 2015
Spectra Energy Partners	$612	$—	$612	$74	$488
Distribution	209	—	209	43	70
Western Canada Transmission & Processing	279	9	288	59	117
Field Services	—	—	—	—	(3)

Total reportable segments	1,100	9	1,109	176	672
Other	3	16	19	12	(12)
Eliminations	—	(25)	(25)	—	—
Depreciation and amortization	—	—	—	—	188
Interest expense	—	—	—	—	155
Interest income and other (a)	—	—	—	—	(4)

Total consolidated	$1,103	$—	$1,103	$188	$313

Nine Months Ended September 30, 2016
Spectra Energy Partners	$1,870	$—	$1,870	$234	$1,408
Distribution	958	—	958	138	351
Western Canada Transmission & Processing	784	15	799	173	313
Field Services	—	—	—	—	1

Total reportable segments	3,612	15	3,627	545	2,073
Other	6	48	54	37	(85)
Eliminations	—	(63)	(63)	—	—
Depreciation and amortization	—	—	—	—	582
Interest expense	—	—	—	—	437
Interest income and other (a)	—	—	—	—	3

Total consolidated	$3,618	$—	$3,618	$582	$972

Nine Months Ended September 30, 2015
Spectra Energy Partners	$1,821	$—	$1,821	$220	$1,421
Distribution	1,161	—	1,161	133	360
Western Canada Transmission & Processing	929	33	962	184	382
Field Services	—	—	—	—	(253)

Total reportable segments	3,911	33	3,944	537	1,910
Other	7	47	54	37	(39)
Eliminations	—	(80)	(80)	—	—
Depreciation and amortization	—	—	—	—	574
Interest expense	—	—	—	—	480
Interest income and other (a)	—	—	—	—	(5)

Total consolidated	$3,918	$—	$3,918	$574	$812

(a)	Includes foreign currency transaction gains and losses related to segment EBITDA.

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4. Regulatory Matters

Union Gas. In December 2015, Union Gas filed an application with the OEB for the disposition of the 2014 demand side management (DSM) deferral and variance account balances. As a result of this application, Union Gas has a receivable from customers of approximately $9 million as of September 30, 2016 and $8 million as of December 31, 2015, which is reflected as Current Assets—Other on the Condensed Consolidated Balance Sheets. In June 2016, the OEB approved Union Gas’ application as filed and Union Gas has begun to recover the receivable from ratepayers effective October 1, 2016.

In March 2016, Union Gas filed a Draft Rate Order with the OEB for rates effective January 1, 2016 based on the OEB’s February 24, 2016 updated Decision and Order on the 2015-2020 DSM Plan. In May 2016, a decision from the OEB was received approving recovery from ratepayers of approximately $19 million effective January 1, 2016 with an implementation date of July 1, 2016.

In April 2016, Union Gas filed an application with the OEB for the annual disposition of the 2015 deferral account balances. As a result, Union Gas has a net receivable from customers of approximately $18 million as of September 30, 2016 and December 31, 2015, which is primarily reflected as Current Assets—Other on the Condensed Consolidated Balance Sheets. Union Gas filed a Settlement Proposal with the OEB in July 2016 reflecting a full settlement on all issues in the proceeding. In August 2016, the OEB approved the Settlement Proposal as filed. Union Gas has begun to implement the disposition of the balances effective October 1, 2016.

5. Income Taxes

Income tax expense was $10 million for the three months ended September 30, 2016, compared to $70 million for the same period in 2015. Income tax expense was $160 million for the nine months ended September 30, 2016, compared to $164 million for the same period in 2015. The lower tax expense for the three-month period was primarily due to the sale of Empress on August 4, 2016 and the release of tax reserves. The nine-month periods include the $74 million tax impact of the loss on investment due to the impairment of goodwill at DCP Midstream in 2015, partially offset by tax rate changes in 2016.

The effective income tax rate was 3% for the three months ended September 30, 2016, compared to 22% for the same period in 2015. The effective income tax rate was 16% for the nine months ended September 30, 2016, compared to 20% for the same period in 2015. The lower effective income tax rate for the three-month period was primarily due to the sale of Empress on August 4, 2016 and the release of tax reserves. The nine-month periods include the $74 million tax impact of the loss on investment due to the impairment of goodwill at DCP Midstream in 2015, partially offset by tax rate changes in 2016.

There was an $8 million decrease in unrecognized tax benefits recorded during the nine months ended September 30, 2016. Although uncertain, we believe it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $20 million to $25 million prior to September 30, 2017 due to audit settlements and statute of limitations expirations.

6. Earnings per Common Share

Basic earnings per common share (EPS) is computed by dividing net income from controlling interests by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income from controlling interests by the diluted weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, stock-based performance unit awards and phantom stock awards, were exercised, settled or converted into common stock.

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The following table presents our basic and diluted EPS calculations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions, except per-share amounts)
Net income—controlling interests	$195	$174	$578	$459
Weighted-average common shares outstanding
Basic	701	671	692	671
Diluted	703	672	693	672
Basic earnings per common share (a)	$0.28	$0.26	$0.84	$0.68
Diluted earnings per common share (a)	$0.28	$0.26	$0.83	$0.68

(a)	Quarterly earnings per share amounts are stand-alone calculations and may not be additive to full-year amounts due to rounding.

7. Accumulated Other Comprehensive Income (Loss)

The following table presents the net of tax changes in Accumulated Other Comprehensive Income (AOCI) by component, excluding amounts attributable to noncontrolling interests:

	Foreign Currency Translation Adjustments	Pension and Post- retirement Benefit Plan Obligations	Gas Purchase Contract Hedges	Other	Total Accumulated Other Comprehensive Income (Loss)
	(in millions)
June 30, 2016	$425	$(337)	$—	$(2)	$86
Other AOCI activity	(78)	5	—	—	(73)

September 30, 2016	$347	$(332)	$—	$(2)	$13

June 30, 2015	$617	$(338)	$—	$(3)	$276
Other AOCI activity	(345)	6	—	1	(338)

September 30, 2015	$272	$(332)	$—	$(2)	$(62)

December 31, 2015	$79	$(346)	$(3)	$1	$(269)
Other AOCI activity	268	14	3	(3)	282

September 30, 2016	$347	$(332)	$—	$(2)	$13

December 31, 2014	$1,016	$(351)	$(3)	$—	$662
Other AOCI activity	(744)	19	3	(2)	(724)

September 30, 2015	$272	$(332)	$—	$(2)	$(62)

8. Inventory

Inventory consists of natural gas held in storage for transmission and processing, and also includes materials and supplies. The NGLs previously included in inventory were disposed of as part of the Empress sale on August 4, 2016. See Note 2 for further discussion related to the sale of Empress. Natural gas inventories

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primarily relate to the Distribution segment in Canada and are valued at costs approved by the OEB. The difference between the approved price and the actual cost of gas purchased is recorded as either a receivable or a current liability, as appropriate, for future disposition with customers, subject to approval by the OEB. The remaining inventory is recorded at the lower of cost or market, primarily using average cost. The components of inventory are as follows:

	September 30, 2016	December 31, 2015
	(in millions)
Natural gas	$214	$217
NGLs	—	23
Materials and supplies	73	67

Total inventory	$287	$307

9. Investments in and Loans to Unconsolidated Affiliates

Our most significant investment in unconsolidated affiliates is our 50% investment in DCP Midstream, which is accounted for under the equity method of accounting. The following represents summary financial information for DCP Midstream, presented at 100%:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
Operating revenues	$1,961	$1,851	$4,974	$5,763
Operating expenses	1,866	1,794	4,823	6,117
Operating income (loss)	95	57	151	(354)
Net income (loss)	94	25	126	(472)
Net income (loss) attributable to members’ interests	26	(6)	8	(509)

DCP Partners issues, from time to time, limited partner units to the public, which are recorded by DCP Midstream directly to its equity. Our proportionate share of gains from those issuances, totaled $2 million during the nine months ended September 30, 2015 and is reflected in Earnings (Loss) From Equity Investments in the Condensed Consolidated Statement of Operations.

During the third quarter of 2015, DCP Midstream finalized their goodwill impairment test. This resulted in the recognition of a $460 million goodwill impairment, which reduced our equity earnings from DCP Midstream by $123 million after-tax.

Related Party Transactions

During the third quarter of 2015, Gulfstream Natural Gas System, LLC (Gulfstream) issued unsecured debt of $800 million to fund the repayment of its current debt. Gulfstream distributed $396 million, our proportionate share of proceeds, to us of which we contributed $248 million back to Gulfstream in the fourth quarter of 2015 and the remaining $148 million, classified as Cash Flows from Investing Activities—Distribution to Equity Investment, in the second quarter of 2016.

10. Variable Interest Entities

Sabal Trail. On April 1, 2016, NextEra Energy, Inc. (NextEra) purchased a 9.5% interest in Sabal Trail Transmission, LLC (Sabal Trail) from SEP. Consideration for this transaction consisted of approximately

F-B-15

$110 million cash, $102 million of which is classified as Cash Flows from Financing Activities—Contributions from Noncontrolling Interests. See Note 11 for additional information related to this transaction. As of September 30, 2016, we have an effective 37.9% ownership interest in Sabal Trail through our ownership of SEP. Sabal Trail is a joint venture that is constructing a natural gas pipeline to transport natural gas to Florida. Sabal Trail is a variable interest entity (VIE) due to insufficient equity at risk to finance its activities. We determined that we are the primary beneficiary because we direct the activities of Sabal Trail that most significantly impact its economic performance and we consolidate Sabal Trail in our financial statements. The current estimate of the total remaining construction cost is approximately $1.5 billion.

The following table summarizes the assets and liabilities for Sabal Trail:

Condensed Consolidated Balance Sheets Caption	September 30, 2016	December 31, 2015
	(in millions)
Assets
Current assets	$303	$118
Net property, plant and equipment	1,363	773
Regulatory assets and deferred debits	58	25

Total Assets	$1,724	$916

Liabilities and Equity
Current liabilities	$128	$84
Equity	1,596	832

Total Liabilities and Equity	$1,724	$916

Nexus. We have an effective 37.9% ownership interest in Nexus Gas Transmission, LLC (Nexus) through our ownership of SEP. Nexus is a joint venture that is constructing a natural gas pipeline from Ohio to Michigan and continuing on to Ontario, Canada. Nexus is a VIE due to insufficient equity at risk to finance its activities. We determined that we are not the primary beneficiary because the power to direct the activities of Nexus that most significantly impact its economic performance is shared. Nexus is accounted for under the equity method of accounting. Our maximum exposure to loss is $1.0 billion. We have an investment in Nexus of $281 million and $90 million as of September 30, 2016 and December 31, 2015, respectively, classified as Investments in and Loans to Unconsolidated Affiliates on our Condensed Consolidated Balance Sheets.

11. Intangible Asset

During the first quarter of 2016, SEP entered into a project coordination agreement (PCA) with NextEra, Duke Energy Corporation (Duke Energy) and Williams Partners L.P. In accordance with the agreement, payments will be made, based on SEP’s proportional ownership interest in Sabal Trail, as certain milestones of the project are met. During the first quarter of 2016, the first milestone was achieved and paid, consisting of $48 million.

On April 1, 2016, NextEra purchased an additional 9.5% interest in Sabal Trail from SEP, reducing SEP’s ownership interest in Sabal Trail to 50%. Upon purchase of the additional ownership interest, NextEra reimbursed SEP $8 million for NextEra’s proportional share of the first milestone payment.

During the third quarter of 2016, the second milestone was achieved and paid, consisting of $40 million. The milestone payments are classified as Cash Flows from Investing Activities—Purchase of Intangible, Net. This PCA, in the amount of $80 million as of September 30, 2016, is an intangible asset and is classified as Investments and Other Assets—Other on our Condensed Consolidated Balance Sheet. The intangible asset will be amortized over a period of 25 years beginning at the time of in-service of Sabal Trail, which is expected to occur during the first half of 2017.

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12. Goodwill

We perform our goodwill impairment test annually and evaluate goodwill when events or changes in circumstances indicate that its carrying value may not be recoverable. We completed our annual goodwill impairment test as of April 1, 2016 and no impairments were identified.

We perform our annual review for goodwill impairment at the reporting unit level, which is identified by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available, whether segment management regularly reviews the operating results of those components and whether the economic and regulatory characteristics are similar. We determined that our reporting units are equivalent to our reportable segments, except for the reporting units of our Western Canada Transmission & Processing and Spectra Energy Partners reportable segments, which are one level below.

As permitted under accounting guidance on testing goodwill for impairment, we perform either a qualitative assessment or a quantitative assessment of each of our reporting units based on management’s judgment. With respect to our qualitative assessments, we consider events and circumstances specific to us, such as macroeconomic conditions, industry and market considerations, cost factors and overall financial performance, when evaluating whether it is more likely than not that the fair values of our reporting units are less than their respective carrying amounts.

See Note 9 for discussion related to the 2015 impairment of goodwill recognized by DCP Midstream.

13. Marketable Securities and Restricted Funds

We routinely invest excess cash and various restricted balances in securities such as commercial paper, bankers acceptances, corporate debt securities, Canadian equity securities, treasury bills and money market securities in the U.S. and Canada. We do not purchase marketable securities for speculative purposes; therefore we do not have any securities classified as trading securities. While we do not routinely sell marketable securities prior to their scheduled maturity dates, some of our investments may be held and restricted for insurance purposes, capital expenditures and NEB regulatory requirements, so these investments are classified as available-for-sale (AFS) marketable securities as they may occasionally be sold prior to their scheduled maturity dates due to the unexpected timing of cash needs. Initial investments in securities are classified as purchases of the respective type of securities (AFS marketable securities or held-to-maturity (HTM) marketable securities). Maturities of securities are classified within proceeds from sales and maturities of securities in the Condensed Consolidated Statements of Cash Flows.

AFS Securities. AFS Securities are as follows:

	Estimated Fair Value
	September 30, 2016	December 31, 2015
	(in millions)
Corporate debt securities (a)	$20	$31
Canadian equity securities (b)	17	—

Total available-for-sale securities	$37	$31

(a)	Amounts related to certain construction projects.
(b)

Amounts related to restricted funds held and collected from customers of Western Canada Transmission & Processing and Express-Platte for Canadian pipeline abandonment in accordance with the NEB’s regulatory requirements.

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Our AFS securities are classified on the Condensed Consolidated Balance Sheets as follows:

	Estimated Fair Value
	September 30, 2016	December 31, 2015
	(in millions)
Restricted funds
Investments and other assets—other	$31	$11
Non-restricted funds
Current assets—other	6	20

Total available-for-sale securities	$37	$31

At September 30, 2016, the weighted-average contractual maturity of outstanding AFS securities was less than one year.

There were no material gross unrealized holding gains or losses associated with investments in AFS securities at September 30, 2016 or December 31, 2015.

HTM Securities. HTM securities are as follows:

		Estimated Fair Value
Description	Condensed Consolidated Balance Sheets Caption	September 30, 2016	December 31, 2015
		(in millions)
Bankers acceptances	Current assets—other	$44	$30
Canadian government securities	Current assets—other	25	24
Money market securities	Current assets—other	8	3
Canadian government securities	Investments and other assets—other	52	50
Bankers acceptances	Investments and other assets—other	—	12

Total held-to-maturity securities		$129	$119

All of our HTM securities are restricted funds pursuant to certain M&N Canada and Express-Platte (our crude oil pipeline system) debt agreements. The funds restricted for M&N Canada, plus future cash from operations that would otherwise be available for distribution to the partners of M&N Canada, are required to be placed in escrow until the balance in escrow is sufficient to fund all future debt service on the M&N Canada 6.90% senior secured notes. There are sufficient funds held in escrow to fund all future debt service on these M&N Canada notes as of September 30, 2016.

At September 30, 2016, the weighted-average contractual maturity of outstanding HTM securities was less than one year.

There were no material gross unrecognized holding gains or losses associated with investments in HTM securities at September 30, 2016 or December 31, 2015.

Other Restricted Funds. In addition to the portions of the AFS and HTM securities that were restricted as described above, we had other restricted funds totaling $25 million at September 30, 2016 and $11 million at December 31, 2015 classified as Current Assets—Other on the Condensed Consolidated Balance Sheets. Included in these restricted funds are $13 million at September 30, 2016 of funds received from the province of Ontario related to the Green Investment Fund that is to be distributed to eligible homeowners, based on specific energy conservation initiatives at Union Gas and $12 million and $11 million at September 30, 2016 and December 31, 2015, respectively, related to additional amounts for insurance.

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We also had other restricted funds totaling $43 million at September 30, 2016 and $38 million at December 31, 2015 classified as Investments and Other Assets—Other on the Condensed Consolidated Balance Sheets. Included in these restricted funds are $17 million and $24 million at September 30, 2016 and December 31, 2015, respectively, related to funds held and collected from customers of Western Canada Transmission & Processing and Express-Platte for Canadian pipeline abandonment in accordance with the NEB’s regulatory requirements, $7 million and $14 million, respectively, related to certain construction projects and $19 million at September 30, 2016 of funds received from the province of Ontario related to the Green Investment Fund.

Changes in restricted balances are presented within Cash Flows from Investing Activities on our Condensed Consolidated Statements of Cash Flows.

14. Debt and Credit Facilities

Available Credit Facilities and Restrictive Debt Covenants

	Expiration Date	Total Credit Facilities Capacity	Commercial Paper Outstanding at September 30, 2016	Available Credit Facilities Capacity
			(in millions)
Spectra Energy Capital, LLC
Multi-year syndicated (a)	2021	$1,000	$460	$540
364-day syndicated (a)	2017	2,000	—	2,000
SEP (b)	2021	2,500	1,177	1,323
Westcoast (c)	2021	305	—	305
Union Gas (d)	2021	533	—	533

Total		$6,338	$1,637	$4,701

(a)

Revolving credit facilities contain a covenant requiring the Spectra Energy consolidated debt-to-total capitalization ratio, as defined in the agreements, to not exceed 65%. Per the terms of the agreements, collateralized debt is excluded from the calculation of the ratio. This ratio was 55.8% at September 30, 2016.

(b)

Revolving credit facility contains a covenant that requires SEP to maintain a ratio of total Consolidated Indebtedness-to-Consolidated EBITDA, as defined in the agreement, of 5.0 to 1 or less. As of September 30, 2016, this ratio was 3.7 to 1.

(c)

U.S. dollar equivalent at September 30, 2016. The revolving credit facility is 400 million Canadian dollars and contains a covenant that requires the Westcoast non-consolidated debt-to-total capitalization ratio to not exceed 75%. The ratio was 31.1% at September 30, 2016.

(d)

U.S. dollar equivalent at September 30, 2016. The revolving credit facility is 700 million Canadian dollars and contains a covenant that requires the Union Gas debt-to-total capitalization ratio to not exceed 75% and a provision which requires Union Gas to repay all borrowings under the facility for a period of two days during the second quarter of each year. The ratio was 68.1% at September 30, 2016.

On September 29, 2016, we entered into a new one-year, $2 billion credit facility at Spectra Energy Capital, LLC (Spectra Capital), which expires in 2017. Proceeds from borrowings under the credit facility will be used for general corporate purposes. Amounts borrowed under the credit facility must be repaid following any change in control, including any that results from the proposed merger with Enbridge.

On April 29, 2016, we amended the Union Gas and SEP revolving credit agreements. The Union Gas revolving credit facility was increased to 700 million Canadian dollars and the SEP revolving facility was increased to $2.5 billion. The expiration of both facilities was extended, with both facilities expiring in 2021.

F-B-19

On April 29, 2016, we amended the Westcoast and Spectra Capital revolving credit agreements. The expiration of both credit facilities was extended, with both facilities expiring in 2021.

The issuances of commercial paper, letters of credit and revolving borrowings reduce the amount available under the credit facilities. As of September 30, 2016, there were no letters of credit issued or revolving borrowings outstanding under the credit facilities.

Our credit agreements contain various covenants, including the maintenance of certain financial ratios. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. As of September 30, 2016, we were in compliance with those covenants. In addition, our credit agreements allow for acceleration of payments or termination of the agreements due to nonpayment, or in some cases, due to the acceleration of other significant indebtedness of the borrower or some of its subsidiaries. Our debt and credit agreements do not contain provisions that trigger an acceleration of indebtedness based solely on the occurrence of a material adverse change in our financial condition or results of operations.

Debt Issuances. On May 31, 2016, Union Gas issued 250 million Canadian dollars (approximately $191 million as of the issuance date) of 2.81% unsecured notes due 2026 and 250 million Canadian dollars (approximately $191 million as of the issuance date) of 3.80% unsecured notes due 2046. Net proceeds from the offerings were used for repayment of short term debt and debt maturities, capital expenditures and general corporate purposes.

15. Preferred Stock of Subsidiaries

On August 30, 2016, Westcoast issued 12 million Cumulative 5-Year Minimum Rate Reset Redeemable First Preferred Shares, Series 12 for an aggregate principal amount of 300 million Canadian dollars (approximately $229 million as of the issuance date). Net proceeds from the issuance were used to fund capital expenditures and for general corporate purposes.

F-B-20

16. Fair Value Measurements

The following presents, for each of the fair value hierarchy levels, assets and liabilities that are measured and recorded at fair value on a recurring basis:

		September 30, 2016
Description	Condensed Consolidated Balance Sheet Caption	Total	Level 1	Level 2	Level 3
		(in millions)
Corporate debt securities	Cash and cash equivalents	$346	$—	$346	$—
Corporate debt securities	Current assets—other	6	—	6	—
Interest rate swaps	Current assets—other	1	—	1	—
Corporate debt securities	Investments and other assets—other	14	—	14	—
Interest rate swaps	Investments and other assets—other	55	—	55	—
Canadian equity securities	Investments and other assets—other	17	17	—	—

Total Assets		$439	$17	$422	$—

		December 31, 2015
Description	Condensed Consolidated Balance Sheet Caption	Total	Level 1	Level 2	Level 3
		(in millions)
Corporate debt securities	Cash and cash equivalents	$137	$—	$137	$—
Corporate debt securities	Current assets—other	20	—	20	—
Commodity derivatives	Current assets—other	36	—	—	36
Commodity derivatives	Investments and other assets—other	5	—	—	5
Corporate debt securities	Investments and other assets—other	11	—	11	—
Interest rate swaps	Investments and other assets—other	37	—	37	—

Total Assets		$246	$—	$205	$41

The following presents changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
Derivative assets (liabilities)
Fair value, beginning of period	$(2)	$50	$41	$78
Total gains (losses):
Included in earnings	8	18	(7)	27
Included in other comprehensive income	—	(4)	1	(9)
Purchases	—	(5)	(1)	(2)
Settlements	(6)	(6)	(34)	(41)

Fair value, end of period	$—	$53	$—	$53

Unrealized gains (losses) relating to instruments held at the end of the period	$—	$5	$—	$(11)

Level 1

Level 1 valuations represent quoted unadjusted prices for identical instruments in active markets.

Level 2 Valuation Techniques

Fair values of our financial instruments that are actively traded in the secondary market, including our long-term debt, are determined based on market-based prices. These valuations may include inputs such as quoted market prices of the exact or similar instruments, broker or dealer quotations, or alternative pricing sources that may include models or matrix pricing tools, with reasonable levels of price transparency.

F-B-21

For interest rate swaps, we utilize data obtained from a third-party source for the determination of fair value. Both the future cash flows for the fixed-leg and floating-leg of our swaps are discounted to present value. In addition, credit default swap rates are used to develop the adjustment for credit risk embedded in our positions. We believe that since some of the inputs and assumptions for the calculations of fair value are derived from observable market data, a Level 2 classification is appropriate.

Level 3 Valuation Techniques

Level 3 valuation techniques include the use of pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value require significant management judgment or estimation.

As of September 30, 2016, there are no financial instruments classified as Level 3. Those reported in Level 3 at December 31, 2015 consisted of NGL revenue swap contracts related to the Empress assets in Western Canada Transmission & Processing, which were disposed of on August 4, 2016. See Note 2 for further discussion related to the sale of Empress. As of December 31, 2015, we reported certain of our NGL basis swaps at fair value using Level 3 inputs due to such derivatives not having observable market prices for substantially the full term of the derivative asset or liability. For valuations that included both observable and unobservable inputs, if the unobservable input was determined to be significant to the overall inputs, the entire valuation was categorized in Level 3. This included derivatives valued using indicative price quotations whose contract length extended into unobservable periods.

The fair value of these NGL basis swaps was determined using a discounted cash flow valuation technique based on a forward commodity basis curve. For those derivatives, the primary input to the valuation model was the forward commodity basis curve, which was based on observable or public data sources and extrapolated when observable prices were not available.

Financial Instruments

The fair values of financial instruments that are recorded and carried at book value are summarized in the following table. Judgment is required in interpreting market data to develop the estimates of fair value. These estimates are not necessarily indicative of the amounts we could have realized in current markets.

	September 30, 2016		December 31, 2015
	Book Value	Approximate Fair Value	Book Value	Approximate Fair Value
		(in millions)
Note receivable, noncurrent (a)	$71	$71	$71	$71
Long-term debt, including current maturities (b)	13,563	15,031	13,567	13,891

(a)	Included within Investments in and Loans to Unconsolidated Affiliates.
(b)	Excludes commercial paper, capital leases, unamortized items and fair value hedge carrying value adjustments.

The fair value of our long-term debt is determined based on market-based prices as described in the Level 2 valuation technique described above and is classified as Level 2.

The fair values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable—noncurrent, accounts payable and commercial paper are not materially different from their carrying amounts because of the short-term nature of these instruments or because the stated rates approximate market rates.

F-B-22

During the nine months ended September 30, 2016 and 2015, there were no material adjustments to assets and liabilities measured at fair value on a nonrecurring basis.

17. Risk Management and Hedging Activities

We are exposed to the impact of market fluctuations in the prices of NGLs and natural gas purchased as a result of our investment in DCP Midstream and processing operations associated with our U.S. pipeline assets. Exposure to interest rate risk exists as a result of the issuance of variable and fixed-rate debt and commercial paper. We are exposed to foreign currency risk from our Canadian operations. We employ established policies and procedures to manage our risks associated with these market fluctuations, which may include the use of derivatives, mostly around interest rate and commodity exposures. As of April 2016, we ceased entering into new contracts under our Empress risk management program. See Note 2 for further discussion related to the sale of Empress.

DCP Midstream manages their direct exposure to market prices separate from Spectra Energy, and utilizes various risk management strategies, including the use of commodity derivatives.

Other than the interest rate swaps and commodity derivatives as described below, we did not have significant derivatives outstanding during the nine months ended September 30, 2016.

Interest Rate Swaps

At September 30, 2016, we had “pay floating—receive fixed” interest rate swaps outstanding with a total notional amount of $2 billion to hedge against changes in the fair value of our fixed-rate debt that arise as a result of changes in market interest rates. These swaps also allow us to transform a portion of the underlying interest payments related to our long-term fixed-rate debt securities into variable-rate interest payments in order to achieve our desired mix of fixed and variable-rate debt.

Information about our interest rate swaps that had netting or rights of offset arrangements is as follows:

	September 30, 2016			December 31, 2015
	Gross Amounts Presented in the Condensed Consolidated Balance Sheet	Amounts Not Offset in the Condensed Consolidated Balance Sheet	Net Amount	Gross Amounts Presented in the Condensed Consolidated Balance Sheet	Amounts Not Offset in the Condensed Consolidated Balance Sheet	Net Amount
Description	(in millions)
Assets	$56	$—	$56	$37	$—	$37

Commodity Derivatives

At September 30, 2016, we had no commodity mark-to-market derivatives outstanding. At December 31, 2015, we had commodity mark-to-market derivatives outstanding that had netting or rights of offset arrangements as follows:

	December 31, 2015
	Gross Amounts	Gross Amounts Offset	Net Amount Presented in the Condensed Consolidated Balance Sheet
Description	(in millions)
Assets	$104	$63	$41
Liabilities	63	63	—

F-B-23

Information regarding the impacts of commodity derivatives on our Condensed Consolidated Statements of Operations is as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
Derivatives	Condensed Consolidated Statements of Operations Caption	2016	2015	2016	2015
		(in millions)
Commodity derivatives	Sales of natural gas liquids	$8	$13	$(8)	$25

18. Commitments and Contingencies

Environmental

We are subject to various U.S. federal, state and local laws and regulations, as well as Canadian federal and provincial laws, regarding air and water quality, climate change, hazardous and solid waste disposal and other environmental matters. These laws and regulations can change from time to time, imposing new obligations on us.

Like others in the energy industry, we and our affiliates are responsible for environmental remediation at various contaminated sites. These include some properties that are part of our ongoing operations, sites formerly owned or used by us, and sites owned by third parties. Remediation typically involves management of contaminated soils and may involve groundwater remediation. Managed in conjunction with relevant federal, state/provincial and local agencies, activities vary with site conditions and locations, remedial requirements, complexity and sharing of responsibility. If remediation activities involve statutory joint and several liability provisions, strict liability, or cost recovery or contribution actions, we or our affiliates could potentially be held responsible for contamination caused by other parties. In some instances, we may share liability associated with contamination with other potentially responsible parties, and may also benefit from contractual indemnities that cover some or all cleanup costs. All of these sites generally are managed in the normal course of business or affiliated operations.

Litigation

Litigation and Legal Proceedings. We are involved in legal, tax and regulatory proceedings in various forums arising in the ordinary course of business, including matters regarding contract and payment claims, some of which involve substantial monetary amounts. We have insurance coverage for certain of these losses should they be incurred. We believe that the final disposition of these proceedings will not have a material effect on our consolidated results of operations, financial position or cash flows.

Legal costs related to the defense of loss contingencies are expensed as incurred. We had no material reserves for legal matters recorded as of September 30, 2016 or December 31, 2015 related to litigation.

Other Commitments and Contingencies

See Note 19 for a discussion of guarantees and indemnifications.

19. Guarantees and Indemnifications

We have various financial guarantees and indemnifications which are issued in the normal course of business. As discussed below, these contracts include financial guarantees, stand-by letters of credit, debt guarantees, surety bonds and indemnifications. We enter into these arrangements to facilitate a commercial transaction with a third party by enhancing the value of the transaction to the third party. To varying degrees, these guarantees involve elements of performance and credit risk, which are not included on our Condensed Consolidated Balance Sheets. The possibility of having to perform under these guarantees and indemnifications is largely dependent upon future operations of various subsidiaries, investees and other third parties, or the occurrence of certain future events.

F-B-24

We have issued performance guarantees to customers and other third parties that guarantee the payment and performance of other parties, including certain non-100%-owned entities. In connection with our spin-off from Duke Energy in 2007, certain guarantees that were previously issued by us were assigned to, or replaced by, Duke Energy as guarantor in 2006. For any remaining guarantees of other Duke Energy obligations, Duke Energy has indemnified us against any losses incurred under these guarantee arrangements. The maximum potential amount of future payments we could have been required to make under these performance guarantees as of September 30, 2016 was approximately $406 million, which has been indemnified by Duke Energy as discussed above. One of these outstanding performance guarantees, which has a maximum potential amount of future payment of $201 million, expires in 2028. The remaining guarantees have no contractual expirations.

We have also issued joint and several guarantees to some of the Duke/Fluor Daniel (D/FD) project owners, guaranteeing the performance of D/FD under its engineering, procurement and construction contracts and other contractual commitments in place at the time of our spin-off from Duke Energy. D/FD is one of the entities transferred to Duke Energy in connection with our spin-off. Substantially all of these guarantees have no contractual expiration and no stated maximum amount of future payments that we could be required to make. Fluor Enterprises Inc., as 50% owner in D/FD, issued similar joint and several guarantees to the same D/FD project owners.

Westcoast, a 100%-owned subsidiary, has issued performance guarantees to third parties guaranteeing the performance of unconsolidated entities, such as equity method investments, and of entities previously sold by Westcoast to third parties. Those guarantees require Westcoast to make payment to the guaranteed third party upon the failure of such unconsolidated or sold entity to make payment under some of its contractual obligations, such as debt agreements, purchase contracts and leases.

We have entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These agreements typically cover environmental, litigation and other matters, as well as breaches of representations, warranties and covenants. Typically, claims may be made by third parties for various periods of time, depending on the nature of the claim. Our potential exposure under these indemnification agreements can range from a specified amount, such as the purchase price, to an unlimited dollar amount, depending on the nature of the claim and the particular transaction. We are unable to estimate the total potential amount of future payments under these indemnification agreements due to several factors, such as the unlimited exposure under certain guarantees.

As of September 30, 2016, the amounts recorded for the guarantees and indemnifications described above are not material, both individually and in the aggregate.

20. Issuances of Common Stock

On March 1, 2016, we entered into an equity distribution agreement under which we may sell and issue common stock up to an aggregate offering price of $500 million. The equity distribution agreement allows us to offer and sell common stock at prices deemed appropriate through sales agents. Sales of common stock under the equity distribution agreement will be made by means of ordinary brokers’ transactions through the facilities of the New York Stock Exchange (NYSE), in block transactions, or as otherwise agreed upon by one or more of the sales agents and us. We intend to use the net proceeds from sales under this at-the-market program for general corporate purposes, including investments in subsidiaries to fund capital expenditures. We issued approximately 12.9 million of common shares to the public under this program, for total net proceeds of $383 million through September 30, 2016.

In April 2016, we issued 16.1 million common shares to the public for net proceeds of approximately $479 million. Net proceeds from the offering were used to purchase approximately 10.4 million common units in SEP. SEP used the proceeds from our unit purchase for general corporate purposes, including the funding of its current expansion capital plan.

F-B-25

21. Issuances of SEP Units

During the nine months ended September 30, 2016, SEP issued 10.4 million common units to the public under its at-the-market program and approximately 212,000 general partner units to Spectra Energy. Total net proceeds to SEP were $483 million (net proceeds to Spectra Energy were $473 million).

In April 2016, SEP issued 10.4 million common units and 0.2 million general partner units to Spectra Energy in a private placement transaction. See Note 20 for further discussion.

In connection with the issuances of the units, a $40 million gain ($25 million net of tax) to Additional Paid-in Capital and a $432 million increase in Equity—Noncontrolling Interests were recorded during the nine months ended September 30, 2016. The issuances decreased Spectra Energy’s ownership in SEP from 78% to 76% at September 30, 2016.

The following table presents the effects of the issuances of SEP units:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
Net income—controlling interests	$195	$174	$578	$459
Increase in additional paid-in capital resulting from issuances of SEP units	10	24	25	49

Total net income—controlling interests and changes in equity—controlling interests	$205	$198	$603	$508

22. Employee Benefit Plans

Retirement Plans. We have a qualified non-contributory defined benefit (DB) retirement plan for U.S. employees and non-qualified, non-contributory, unfunded defined benefit plans which cover certain current and former U.S. executives. Our Westcoast subsidiary maintains qualified and non-qualified, contributory and non-contributory, DB and defined contribution (DC) retirement plans covering substantially all employees of our Canadian operations.

Our policy is to fund our retirement plans, where applicable, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants or as required by legislation or plan terms. We made contributions of $16 million to our U.S. retirement plans in both of the nine months ended September 30, 2016 and 2015. We made total contributions to the Canadian DC and DB plans of $20 million in the nine months ended September 30, 2016 and $23 million in the same period in 2015. We anticipate that we will make total contributions of approximately $22 million to the U.S. plans and approximately $26 million to the Canadian plans in 2016.

F-B-26

Qualified and Non-Qualified Pension Plans—Components of Net Periodic Pension Cost

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
U.S.
Service cost benefit earned	$4	$4	$14	$14
Interest cost on projected benefit obligation	7	6	19	18
Expected return on plan assets	(9)	(10)	(29)	(31)
Amortization of loss	1	2	5	7

Net periodic pension cost	$3	$2	$9	$8

Canada
Service cost benefit earned	$8	$8	$23	$24
Interest cost on projected benefit obligation	10	11	32	33
Expected return on plan assets	(16)	(16)	(48)	(50)
Amortization of loss	5	6	14	19
Amortization of prior service cost	—	—	1	1

Net periodic pension cost	$7	$9	$22	$27

Other Post-Retirement Benefit Plans. We provide certain health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans.

Other Post-Retirement Benefit Plans—Components of Net Periodic Benefit Cost

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in millions)
U.S.
Service cost benefit earned	$—	$1	$—	$1
Interest cost on accumulated post-retirement benefit obligation	2	1	6	5
Expected return on plan assets	(2)	(1)	(4)	(4)

Net periodic other post-retirement benefit cost	$—	$1	$2	$2

Canada
Service cost benefit earned	$1	$1	$2	$3
Interest cost on accumulated post-retirement benefit obligation	1	1	3	3

Net periodic other post-retirement benefit cost	$2	$2	$5	$6

Retirement/Savings Plan. In addition to the retirement plans described above, we also have defined contribution employee savings plans available to both U.S. and Canadian employees. Employees may participate in a matching contribution where we match a certain percentage of before-tax employee contributions of up to 6% of eligible pay per pay period for U.S. employees and up to 5% of eligible pay per pay period for Canadian employees. We expensed pre-tax employer matching contributions of $4 million in both of the three months ended September 30, 2016 and 2015, and $11 million in both of the nine months ended September 30, 2016 and 2015 for U.S. employees. We expensed pre-tax employer matching contributions of $3 million and $2 million in

F-B-27

the three months ended September 30, 2016 and 2015, respectively, and $9 million and $8 million in the nine months ended September 30, 2016 and 2015, respectively, for Canadian employees.

23. Condensed Consolidating Financial Information

Spectra Energy Corp has agreed to fully and unconditionally guarantee the payment of principal and interest under all series of notes outstanding under the Senior Indenture of Spectra Capital, a 100%-owned, consolidated subsidiary. In accordance with Securities and Exchange Commission (SEC) rules, the following condensed consolidating financial information is presented. The information shown for Spectra Energy Corp and Spectra Capital is presented utilizing the equity method of accounting for investments in subsidiaries, as required. The non-guarantor subsidiaries column represents all consolidated subsidiaries of Spectra Capital. This information should be read in conjunction with our accompanying Condensed Consolidated Financial Statements and notes thereto.

Spectra Energy Corp

Condensed Consolidating Statements of Operations

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Three Months Ended September 30, 2016
Total operating revenues	$—	$—	$1,076	$(1)	$1,075
Total operating expenses	(5)	1	759	(1)	754

Operating income (loss)	5	(1)	317	—	321
Earnings from equity investments	—	—	51	—	51
Equity in earnings of consolidated subsidiaries	193	272	—	(465)	—
Other income and expenses, net	—	—	52	—	52
Interest expense	—	47	86	—	133

Earnings before income taxes	198	224	334	(465)	291
Income tax expense (benefit)	3	31	(24)	—	10

Net income	195	193	358	(465)	281
Net income—noncontrolling interests	—	—	86	—	86

Net income—controlling interests	$195	$193	$272	$(465)	$195

Three Months Ended September 30, 2015
Total operating revenues	$—	$—	$1,105	$(2)	$1,103
Total operating expenses	2	(1)	715	(2)	714

Operating income (loss)	(2)	1	390	—	389
Earnings from equity investments	—	—	48	—	48
Equity in earnings of consolidated subsidiaries	170	307	—	(477)	—
Other income and expenses, net	—	(1)	32	—	31
Interest expense	—	61	94	—	155

Earnings before income taxes	168	246	376	(477)	313
Income tax expense (benefit)	(6)	76	—	—	70

Net income	174	170	376	(477)	243
Net income—noncontrolling interests	—	—	69	—	69

Net income—controlling interests	$174	$170	$307	$(477)	$174

F-B-28

Spectra Energy Corp

Condensed Consolidating Statements of Operations

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Nine Months Ended September 30, 2016
Total operating revenues	$—	$—	$3,620	$(2)	$3,618
Total operating expenses	—	3	2,431	(2)	2,432

Operating income (loss)	—	(3)	1,189	—	1,186
Earnings from equity investments	—	—	100	—	100
Equity in earnings of consolidated subsidiaries	564	925	—	(1,489)	—
Other income and expenses, net	(2)	—	125	—	123
Interest expense	—	170	267	—	437

Earnings before income taxes	562	752	1,147	(1,489)	972
Income tax expense (benefit)	(16)	188	(12)	—	160

Net income	578	564	1,159	(1,489)	812
Net income—noncontrolling interests	—	—	234	—	234

Net income—controlling interests	$578	$564	$925	$(1,489)	$578

Nine Months Ended September 30, 2015
Total operating revenues	$—	$—	$3,921	$(3)	$3,918
Total operating expenses	5	(2)	2,582	(3)	2,582

Operating income (loss)	(5)	2	1,339	—	1,336
Loss from equity investments	—	—	(117)	—	(117)
Equity in earnings of consolidated subsidiaries	445	790	—	(1,235)	—
Other income and expenses, net	—	(1)	74	—	73
Interest expense	—	183	297	—	480

Earnings before income taxes	440	608	999	(1,235)	812
Income tax expense (benefit)	(19)	163	20	—	164

Net income	459	445	979	(1,235)	648
Net income—noncontrolling interests	—	—	189	—	189

Net income—controlling interests	$459	$445	$790	$(1,235)	$459

F-B-29

Spectra Energy Corp

Condensed Consolidating Statements of Comprehensive Income

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Three Months Ended September 30, 2016
Net income	$195	$193	$358	$(465)	$281
Other comprehensive income (loss)	2	—	(77)	—	(75)

Total comprehensive income, net of tax	197	193	281	(465)	206
Less: comprehensive income—noncontrolling interests	—	—	84	—	84

Comprehensive income—controlling interests	$197	$193	$197	$(465)	$122

Three Months Ended September 30, 2015
Net income	$174	$170	$376	$(477)	$243
Other comprehensive income (loss)	2	1	(346)	—	(343)

Total comprehensive income (loss), net of tax	176	171	30	(477)	(100)
Less: comprehensive income—noncontrolling interests	—	—	64	—	64

Comprehensive income (loss)—controlling interests	$176	$171	$(34)	$(477)	$(164)

Nine Months Ended September 30, 2016
Net income	$578	$564	$1,159	$(1,489)	$812
Other comprehensive income	4	—	283	—	287

Total comprehensive income, net of tax	582	564	1,442	(1,489)	1,099
Less: comprehensive income—noncontrolling interests	—	—	239	—	239

Comprehensive income—controlling interests	$582	$564	$1,203	$(1,489)	$860

Nine Months Ended September 30, 2015
Net income	$459	$445	$979	$(1,235)	$648
Other comprehensive income (loss)	5	1	(741)	—	(735)

Total comprehensive income (loss), net of tax	464	446	238	(1,235)	(87)
Less: comprehensive income—noncontrolling interests	—	—	178	—	178

Comprehensive income (loss)—controlling interests	$464	$446	$60	$(1,235)	$(265)

F-B-30

Spectra Energy Corp

Condensed Consolidating Balance Sheet

September 30, 2016

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$1	$463	$—	$464
Receivables—consolidated subsidiaries	19	—	—	(19)	—
Notes receivable—current—consolidated subsidiaries	—	—	388	(388)	—
Receivables—other	—	—	712	—	712
Other current assets	16	2	561	(5)	574

Total current assets	35	3	2,124	(412)	1,750
Investments in and loans to unconsolidated affiliates	—	—	2,742	—	2,742
Investments in consolidated subsidiaries	14,844	20,452	—	(35,296)	—
Advances receivable—consolidated subsidiaries	—	5,064	1,549	(6,613)	—
Notes receivable—consolidated subsidiaries	—	—	2,800	(2,800)	—
Goodwill	—	—	4,203	—	4,203
Other assets	38	31	332	—	401
Net property, plant and equipment	—	—	25,337	—	25,337
Regulatory assets and deferred debits	4	12	1,488	—	1,504

Total Assets	$14,921	$25,562	$40,575	$(45,121)	$35,937

Accounts payable	$2	$3	$731	$—	$736
Accounts payable—consolidated subsidiaries	—	19	—	(19)	—
Commercial paper	—	460	1,177	—	1,637
Short-term borrowings—consolidated subsidiaries	—	388	—	(388)	—
Taxes accrued	—	4	74	(5)	73
Current maturities of long-term debt	—	—	467	—	467
Other current liabilities	78	45	651	—	774

Total current liabilities	80	919	3,100	(412)	3,687
Long-term debt	—	2,903	10,191	—	13,094
Advances payable—consolidated subsidiaries	6,613	—	—	(6,613)	—
Notes payable—consolidated subsidiaries	—	2,800	—	(2,800)	—
Deferred credits and other liabilities	760	4,096	2,319	—	7,175
Preferred stock of subsidiaries	—	—	562	—	562
Equity
Controlling interests	7,468	14,844	20,452	(35,296)	7,468
Noncontrolling interests	—	—	3,951	—	3,951

Total equity	7,468	14,844	24,403	(35,296)	11,419

Total Liabilities and Equity	$14,921	$25,562	$40,575	$(45,121)	$35,937

F-B-31

Spectra Energy Corp

Condensed Consolidating Balance Sheet

December 31, 2015

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$1	$212	$—	$213
Receivables—consolidated subsidiaries	15	6	13	(34)	—
Notes receivable—current—consolidated subsidiaries	—	—	387	(387)	—
Receivables—other	2	—	804	—	806
Other current assets	25	—	604	—	629

Total current assets	42	7	2,020	(421)	1,648
Investments in and loans to unconsolidated affiliates	—	—	2,592	—	2,592
Investments in consolidated subsidiaries	13,919	19,161	—	(33,080)	—
Advances receivable—consolidated subsidiaries	—	5,273	1,326	(6,599)	—
Notes receivable—consolidated subsidiaries	—	—	2,800	(2,800)	—
Goodwill	—	—	4,154	—	4,154
Other assets	41	27	242	—	310
Net property, plant and equipment	—	—	22,918	—	22,918
Regulatory assets and deferred debits	3	3	1,295	—	1,301

Total Assets	$14,005	$24,471	$37,347	$(42,900)	$32,923

Accounts payable	$2	$3	$506	$—	$511
Accounts payable—consolidated subsidiaries	4	28	2	(34)	—
Commercial paper	—	481	631	—	1,112
Short-term borrowings—consolidated subsidiaries	—	387	—	(387)	—
Taxes accrued	5	—	73	—	78
Current maturities of long-term debt	—	—	652	—	652
Other current liabilities	102	48	889	—	1,039

Total current liabilities	113	947	2,753	(421)	3,392
Long-term debt	—	2,891	10,001	—	12,892
Advances payable—consolidated subsidiaries	6,599	—	—	(6,599)	—
Notes payable—consolidated subsidiaries	—	2,800	—	(2,800)	—
Deferred credits and other liabilities	767	3,914	2,087	—	6,768
Preferred stock of subsidiaries	—	—	339	—	339
Equity
Controlling interests	6,526	13,919	19,161	(33,080)	6,526
Noncontrolling interests	—	—	3,006	—	3,006

Total equity	6,526	13,919	22,167	(33,080)	9,532

Total Liabilities and Equity	$14,005	$24,471	$37,347	$(42,900)	$32,923

F-B-32

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2016

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$578	$564	$1,159	$(1,489)	$812
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	599	—	599
Earnings from equity investments	—	—	(100)	—	(100)
Equity in earnings of consolidated subsidiaries	(564)	(925)	—	1,489	—
Distributions from equity investments	—	—	88	—	88
Other	(9)	194	15	—	200

Net cash provided by (used in) operating activities	5	(167)	1,761	—	1,599

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(2,407)	—	(2,407)
Investments in and loans to unconsolidated affiliates	—	—	(181)	—	(181)
Purchase of intangible, net	—	—	(80)	—	(80)
Disposition	—	—	204	—	204
Purchases of held-to-maturity securities	—	—	(479)	—	(479)
Proceeds from sales and maturities of held-to-maturity securities	—	—	475	—	475
Purchases of available-for-sale securities	—	—	(565)	—	(565)
Proceeds from sales and maturities of available-for-sale securities	—	—	559	—	559
Distributions from equity investments	—	—	45	—	45
Distribution to equity investment	—	—	(148)	—	(148)
Advances from (to) affiliates	(57)	196	—	(139)	—
Other changes in restricted funds	—	—	(19)	—	(19)
Other	—	—	1	—	1

Net cash provided by (used in) investing activities	(57)	196	(2,595)	(139)	(2,595)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	—	382	—	382
Payments for the redemption of long-term debt	—	—	(619)	—	(619)
Net increase (decrease) in commercial paper	—	(21)	523	—	502
Distributions to noncontrolling interests	—	—	(176)	—	(176)
Contributions from noncontrolling interests	—	—	437	—	437
Proceeds from the issuances of Spectra Energy common stock	878	—	—	—	878
Proceeds from the issuances of SEP common units	—	—	473	—	473
Proceeds from the issuance of Westcoast preferred stock	—	—	229	—	229
Dividends paid on common stock	(842)	—	—	—	(842)
Distributions and advances from (to) affiliates	14	(8)	(145)	139	—
Other	2	—	(22)	—	(20)

Net cash provided by (used in) financing activities	52	(29)	1,082	139	1,244

Effect of exchange rate changes on cash	—	—	3	—	3

Net increase in cash and cash equivalents	—	—	251	—	251
Cash and cash equivalents at beginning of period	—	1	212	—	213

Cash and cash equivalents at end of period	$—	$1	$463	$—	$464

F-B-33

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2015

(Unaudited)

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$459	$445	$979	$(1,235)	$648
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	584	—	584
Loss from equity investments	—	—	117	—	117
Equity in earnings of consolidated subsidiaries	(445)	(790)	—	1,235	—
Distributions from equity investments	—	—	145	—	145
Other	44	109	176	—	329

Net cash provided by (used in) operating activities	58	(236)	2,001	—	1,823

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(1,817)	—	(1,817)
Investments in and loans to unconsolidated affiliates	—	—	(91)	—	(91)
Purchases of held-to-maturity securities	—	—	(463)	—	(463)
Proceeds from sales and maturities of held-to-maturity securities	—	—	457	—	457
Proceeds from sales and maturities of available-for-sale securities	—	—	1	—	1
Distributions from equity investments	—	—	441	—	441
Advances from (to) affiliates	(82)	62	—	20	—
Other changes in restricted funds	—	—	(24)	—	(24)
Other	—	—	(7)	—	(7)

Net cash provided by (used in) investing activities	(82)	62	(1,503)	20	(1,503)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	—	1,332	—	1,332
Payments for the redemption of long-term debt	—	—	(153)	—	(153)
Net increase (decrease) in commercial paper	—	170	(1,154)	—	(984)
Distributions to noncontrolling interests	—	—	(140)	—	(140)
Contributions from noncontrolling interests	—	—	164	—	164
Proceeds from the issuances of SEP common units	—	—	351	—	351
Dividends paid on common stock	(747)	—	—	—	(747)
Distributions and advances from (to) affiliates	774	4	(758)	(20)	—
Other	(3)	—	(11)	—	(14)

Net cash provided by (used in) financing activities	24	174	(369)	(20)	(191)

Effect of exchange rate changes on cash	—	—	(6)	—	(6)

Net increase in cash and cash equivalents	—	—	123	—	123
Cash and cash equivalents at beginning of period	—	1	214	—	215

Cash and cash equivalents at end of period	$—	$1	$337	$—	$338

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24. New Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation,” which amends the consolidation guidance around reporting entities that invest in development stage entities. We adopted the consolidation guidance of this amendment on January 1, 2016 and applied it retrospectively with no material effect on our consolidated results of operations, financial position or cash flows. This ASU did result in certain of our entities being classified as Variable Interest Entities. See Note 10 for discussion of our Variable Interest Entities.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which makes changes to both the variable interest model and the voting model. These changes required reevaluation of certain entities for consolidation and required us to revise our documentation regarding the consolidation or deconsolidation of such entities. We adopted this standard on January 1, 2016 with no material effect on our consolidated results of operations, financial position or cash flows.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” to simplify accounting for adjustments made to provisional amounts recognized in a business combination and to eliminate the retrospective accounting for those adjustments. We adopted this standard on January 1, 2016. The adoption of this standard has not had a material impact on our consolidated results of operations, financial position or cash flow.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” to improve the financial reporting around leasing transactions. The new guidance requires companies to begin recording assets and liabilities arising from those leases classified as operating leases under previous guidance. Furthermore, the new guidance will require significant additional disclosures about the amount, timing and uncertainty of cash flows from leases. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in previous guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous guidance. This ASU is effective for us January 1, 2019. We are currently evaluating this ASU and its potential impact on us.

In March 2016, the FASB issued ASU No. 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships,” which clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e. novation). This ASU is effective for us January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flow.

In March 2016, the FASB issued ASU No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments,” which simplifies the embedded derivative analysis for debt instruments containing contingent call or put options. This ASU is effective for us January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flow.

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. This ASU is effective for us January 1, 2017. We are currently evaluating this ASU and its potential impact on us.

In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” to clarify implementation guidance on principal versus agent considerations. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment award transactions. This ASU is effective for us January 1, 2017. We are currently evaluating this ASU and its potential impact on us.

F-B-35

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” to clarify implementation guidance on performance obligations and licensing. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In May 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” to clarify implementation guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” to replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires the consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for us on January 1, 2020. We are currently evaluating this ASU and its potential impact on us.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to provide guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

25. Subsequent Events

On October 17, 2016, SEP issued $800 million aggregate principal amount of senior unsecured notes, comprised of $600 million of 3.375% senior notes due 2026 and $200 million of 4.5% senior notes due 2045. The new 2045 notes are an additional issuance of SEP’s 4.5% senior notes issued in March 2015. Net proceeds from the offering were used to repay a portion of outstanding commercial paper, to fund capital expenditures and for general corporate purposes.

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SCHEDULE C TO APPENDIX F

CHARTER OF THE AUDIT COMMITTEE

OF THE

BOARD OF DIRECTORS OF SPECTRA ENERGY CORP

(December 2015)

I.	General Focus

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Spectra Energy Corp (the “Corporation”) oversees:

(i)	The quality and integrity of the Corporation’s financial statements, internal controls over financial reporting and disclosure controls and procedures;

(ii)	The Corporation’s compliance with legal and regulatory requirements;

(iii)	The independent auditor’s qualifications and independence;

(iv)	The performance of the Corporation’s internal audit function and independent auditors;

(v)	The implementation and effectiveness of the Corporation’s ethics and compliance program, and commitment of the Board to its ethical and compliance responsibilities; and

(vi)	Information technology security and risk.

Based on its review with management and the independent auditor, the Committee determines whether to recommend to the Board that the most recent year’s audited financial statements be included in the Corporation’s Annual Report on Form 10-K for filing with the Securities and Exchange Commission (“SEC”), in accordance with applicable rules and regulations of the SEC.

II.	Structure and Operations

The Committee shall be comprised of three or more members of the Board, each of whom is determined by the Board to be “independent” under the rules of the New York Stock Exchange (“NYSE”) and the rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee.

All members of the Committee shall have a working familiarity with basic finance and accounting practices (or acquire such familiarity within a reasonable period of time after his or her appointment to the Committee). In addition, at least one member of the Committee must be designated by the Board to be the “audit committee financial expert”, as defined by applicable SEC rules. Committee members may enhance their familiarity with finance, accounting and ethics and compliance by participating in educational programs conducted by the Corporation or by an outside consultant.

The members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board.

The full Board shall elect the Chair of the Committee. The Chair will preside at all regular sessions of the Committee and approve the agendas for Committee meetings.

F-C-1

III.	Meetings

The Committee shall meet at least quarterly or more frequently as circumstances dictate. The Chair of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. The Committee may meet in executive session and shall periodically meet separately with each of management, the vice president of internal audit, the general counsel and the vice president with responsibility for the ethics and compliance program, and the independent auditors. The Committee shall meet periodically, normally on at least an annual basis, with the Finance and Risk Committee (“FRC”) of the Corporation to consider and discuss risk management as set forth in Section IV(19) hereof.

Additionally, the Committee may invite to its meetings any director, member of management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the members, but not less than two, will constitute a quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Committee shall appoint a person who need not be a member thereof to act as secretary, and minutes of its proceedings shall be kept in minute books provided for that purpose. The agenda of each meeting will be prepared by the secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.

IV.	Responsibilities and Duties

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as it may deem appropriate. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside legal, accounting or other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention. The Committee shall receive appropriate funding from the Corporation for the payment of compensation to the independent auditors and to advisors retained by the Committee pursuant to the provisions of this Charter.

The Committee shall be given full access to the Corporation’s internal audit group, ethics and compliance personnel, Board, corporate executives and independent accountants, as necessary, to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Corporation’s financial statements or guaranteeing the independent auditor’s report. The fundamental responsibility for the Corporation’s financial statements and disclosures rests with management and the independent auditors.

Documents/Reports Review

1.

Review with management and the independent auditors the Corporation’s annual and quarterly financial statements, including the Corporation’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and discuss with the independent auditors the matters, including relationships with related parties, required to be discussed by the independent auditor under the standards of the Public Company Accounting Oversight Board (“PCAOB”), applicable law or regulation or the applicable listing standards.

F-C-2

2.

Recommend to the Board, based on the review with management and the independent auditor whether the most recent year’s audited financial statements be included in the Corporation’s Annual Report on Form 10-K, in accordance with applicable rules and regulations of the SEC.

3.

Review the Corporation’s earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted” non-GAAP information) as well as the Corporation’s policies with respect to financial information and earnings guidance provided to analysts and rating agencies. The Committee’s discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each instance in which the Corporation may issue an earnings press release or may provide earnings guidance.

4.

Perform any functions required to be performed by it or otherwise appropriate under applicable law, rules or regulations, the Corporation’s By-laws and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable regulations of the SEC.

Independent Auditors

5.

The Committee shall have the direct responsibility and authority to appoint (subject, where applicable, to non-binding shareholder ratification), retain, compensate, evaluate, oversee and, where appropriate, replace the independent auditors. The Committee shall inform the independent auditors that such firm shall report directly to the Committee. The Committee shall resolve disagreements between management and the independent auditor regarding financial reporting.

6.

Review the independent auditors’ audit plan and areas of audit focus, including internal controls over financial reporting. Review and approve the fees and other significant compensation to be paid to the independent auditors.

7.

Approve in advance any audit or nonaudit engagement or relationship between the Corporation and any independent auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, other than prohibited nonaudit services, as specified in Section 10A(g) of the Exchange Act and the rules and regulations of the SEC or any rules of the PCAOB promulgated thereunder. The Committee shall not approve any “prohibited nonaudit services” without obtaining a prior exemption from the PCAOB. The Committee shall review and discuss with the independent auditor documentation supplied by the independent auditor as to the nature and scope of tax services to be approved, as well as the potential effects of the provision of such services on the auditor’s independence. Audit and nonaudit engagements must be approved either (a) explicitly in advance or (b) pursuant to a pre-approval policy established by the Committee. The Committee may delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

8.

Review and assess, at least annually, the qualifications, performance and independence of the independent auditors, including a review and evaluation of the lead partner. In conducting its review and evaluation, the Committee should:

(a)

Review the written report of the independent auditor that delineates all relationships between the independent auditor and the Corporation that the auditors believe may impact their independence and objectivity, which report should be submitted to the Committee at least annually, and discuss with the independent auditor and management the scope of any such disclosed relationship and its actual or potential impact on the independent auditor’s independence and objectivity;

(b)

Obtain and review a report by the Corporation’s independent auditor describing: (i) the auditor’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the auditor, and any steps taken to deal with any such issues;

(c)

Confirm the rotation of the audit partners (as defined in Rule 2-01 of Regulation S-X) to ensure that the independent auditor remains independent under Rule 2-01 of Regulation S-X, and periodically consider whether there should be regular rotation of the audit firm itself; and

F-C-3

(d)	Take into account the opinions of management and the Corporation’s internal auditors (or personnel responsible for the internal audit function).

Internal Auditors

9.	Review and approve the internal audit plan and significant changes in planned activities; Review significant findings resulting from audits and management’s responsiveness to the findings.

10.	Evaluate the performance and independence of the internal auditors and review and approve the internal audit charter.

11.	Review and discuss with the independent auditor the charter, responsibilities, budget and staffing of the Corporation’s internal audit function.

12.	Consider and approve management’s proposed appointments, termination or transfer of the head of the internal audit function.

Financial Reporting Process

13.

In consultation with the independent auditors, management and the internal auditors, review the integrity of the Corporation’s financial reporting processes, both internal and external. In that connection, the Committee should obtain and discuss with management and the independent auditor reports from management and the independent auditor regarding: (i) all critical accounting policies and practices to be used by the Corporation; (ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Corporation’s management, the ramifications of the use of the alternative disclosures and treatments and the treatment preferred by the independent auditor; (iii) effects of changes in accounting standards that may materially affect the Corporation’s financial reporting practices; (iv) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles; (v) disclosures made to the Committee by the Corporation’s CEO and CFO during their certification process for the Form lO-K and lO-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls; (vi) the integrity of the Corporation’s financial reporting practices and the adequacy and effectiveness of internal controls, including a review of significant findings identified by the independent auditors and internal audit, management’s responsiveness to such recommendations and any specific audit steps adopted in light of material control deficiencies; and (vii) any other material written communications between the independent auditor and the Corporation’s management, and review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

14.

Review with the independent auditor (i) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor’s activities or on access to requested information and any significant disagreements with management and (ii) management’s responses to such matters. Without excluding other possibilities, the Committee should review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were “passed” (as immaterial or otherwise), (ii) any consultations between the audit team and the audit firm’s national office respecting auditing or accounting issues presented by the engagement and (iii) any “management” or “internal control” letter issued or proposed to be issued by the independent auditor to the Corporation.

Information Technology

15.	Provide oversight for the security of and risks related to information technology systems and procedures.

F-C-4

Legal/Compliance/Risk Management

16.

Review periodically with the Corporation’s general counsel any legal, regulatory or compliance matter that could have a significant impact on the Corporation’s financial statements, any material inquiries or reports received from regulatory or governmental agencies and any matters involving potential or ongoing material violations of law or breaches of fiduciary duty by the Corporation or any of its directors, officers, employees or agents or breaches of fiduciary duty to the Corporation.

17.

Review no less than annually the content and operation of the Corporation’s ethics and compliance program and the Code of Business Ethics and establish, and review annually, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters. Review periodically with the Chief Ethics and Compliance Officer (“CCO”) ethics and compliance matters. In this regard, the CCO has direct reporting obligations to the Audit Committee.

18.	Consider and approve management’s proposed appointments, terminations or transfer of the CCO or the vice president with responsibility for the ethics and compliance program, as applicable.

20.

Discuss with management and the independent auditors at least annually the Corporation’s guidelines and policies with respect to risk management in accordance with NYSE requirements, including the Corporation’s major financial risk exposures and the overall steps management has taken to monitor and control such exposures, coordinating with the FRC, as appropriate. The Committee is not responsible for detailed review of risk management, which responsibility has been delegated to the FRC.

21.

Set, and review annually, clear hiring policies for employees or former employees of the independent auditors. At a minimum, these policies should provide that any independent auditor may not provide audit services to the Corporation if a former partner, principal, shareholder or employee of the auditor is employed by the Corporation as its chief executive officer, controller, chief financial officer, vice president of internal audit or in any other financial reporting oversight role unless such employment would not impair the auditor’s independence under Rule 2-01 of Regulation S-X.

22.	Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.

Reports

23.

Determine whether to recommend to the Board that the Corporation’s most recent year’s audited financial statements be included in its Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

24.

Report regularly to the full Board (i) following meetings of the Committee; (ii) with respect to any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s independent auditors or the performance of the internal audit function; and (iii) with respect to such other matters as are relevant to the Committee’s discharge of its responsibilities

25.	Maintain minutes or other records of meetings and activities of the Committee.

V.	Annual Performance Evaluation

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. The Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board for approval any improvements to this Charter. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

F-C-5

APPENDIX G

INFORMATION CONCERNING ENBRIDGE INC.

The following information about Enbridge should be read in conjunction with the documents incorporated by reference into this “Appendix G – Information Concerning Enbridge Inc.” and the information concerning Enbridge appearing elsewhere in the Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix G – Information Concerning Enbridge Inc.” shall have the meaning ascribed to them in the Management Information Circular.

Agent for Service of Process in Canada

Each of David A. Arledge, James J. Blanchard, J. Herb England, V. Maureen Kempston Darkes, George K. Petty, Rebecca B. Roberts and Dan C. Tutcher are directors of Enbridge who reside outside of Canada and have appointed the following agent as his or her agent for service of process in Canada in accordance with applicable Canadian securities law:

Name and Address of Agent

Enbridge Inc.

200, 425 - 1st Street S.W.

Calgary, Alberta, T2P 3L8

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Prior Sales

Enbridge has not sold or issued any Enbridge Common Shares, or securities convertible into Enbridge Common Shares, during the twelve month period ending prior to the date of the Management Information Circular, other than as follows:

(a)	an aggregate of 15,567,424 Enbridge Common Shares pursuant to the DRIP, as set forth below:

Date of Issuance	Number of Enbridge Common Shares(1)	Price Per Share(2)(3)	Aggregate Consideration(3)
		(C$)	(C$)
December 1, 2015	3,374,647.133	46.84	158,068,473.47
December 1, 2015	5,852.505	47.80	279,750.36
December 1, 2015(4)	29,251.126	35.03	1,024,667.11
December 1, 2015(4)	9.791	35.75	350.00
March 1, 2016	4,152,908.433	43.78	181,814,331.52
March 1, 2016	7,442.970	44.67	332,477.02
March 1, 2016(4)	34,884.792	32.65	1,138,988.56
March 1, 2016(4)	18.758	33.32	625.00
June 1, 2016	4,064,316.630	51.60	209,718,739.89
June 1, 2016	4,616.982	52.65	243,084.17
June 1, 2016(4)	31,454.711	39.42	1,239,944.58
June 1, 2016(4)	13.675	40.22	550.00
September 1, 2016	3,824,726.524	50.61	193,569,411.29
September 1, 2016	4,867.419	51.64	251,355.19
September 1, 2016(4)	32,415.188	38.61	1,251,550.56
September 1, 2016(4)	0.000	39.40	0.00

Notes:

(1)

Represents number of Enbridge Common Shares allotted under the DRIP, on a quarterly basis. Enbridge issued an aggregate of: (i) 3,409,760 Common Shares on December 1, 2015; (ii) 4,195,254 Common Shares on March 1, 2016; (iii) 4,100,401 Common Shares on June 1, 2016; and (iv) 3,862,009 Common Shares on September 1, 2016. All fractional entitlements are held in a fractional account maintained by Enbridge’s transfer agent and registrar for the Enbridge Common Shares.

(2)

The price per Enbridge Common Share represents the weighted average trading price of the Enbridge Common Shares for the five trading days immediately preceding the date of the applicable dividend payment.

(3)	Amounts shown differ from actual amounts due to rounding.
(4)	All dollars amounts for Enbridge Common Shares issued on this date, at the price set forth in this row, are given in U.S. dollars.

(b)	an aggregate of 5,148,000 options to acquire 5,148,000 Enbridge Common Shares at a weighted average exercise price of $44.06 per Enbridge Common Share pursuant to Enbridge’s stock option plans;

(c)	an aggregate of 1,224,980 options to acquire 1,224,980 Enbridge Common Shares at a weighted average exercise price of US$32.56 per Enbridge Common Share pursuant to Enbridge’s stock option plans;

(d)

an aggregate of 2,869,759 Enbridge Common Shares at a weighted average exercise price of $23.94 on the exercise of options granted pursuant to Enbridge’s stock option plans, for aggregate consideration of approximately $68,697,986.77;

(e)

an aggregate of 107,494 Enbridge Common Shares at a weighted average exercise price of US$23.26 on the exercise of options granted pursuant to Enbridge’s stock option plans, for aggregate consideration of approximately US$2,499,955.31; and

(f)

an aggregate of 56,511,000 Enbridge Common Shares at a price of $40.70 per Enbridge Common Share pursuant to a prospectus supplement dated February  25, 2016, for aggregate consideration of approximately $2.3 billion.

Trading Price and Volume

Enbridge Common Shares are currently listed on the TSX and the NYSE under the ticker symbol “ENB”. The following table presents the closing price per share of Enbridge Common Shares on the TSX and the NYSE on (i) September 2, 2016, the last full trading day prior to the public announcement of the signing of the Merger Agreement, and (ii) November 10, 2016.

Date	Enbridge Common Shares TSX	Enbridge Common Shares NYSE
	(C$)	(US$)
September 2, 2016	53.25	40.99
November 10, 2016	56.64	42.07

The following table shows the monthly range of high and low prices and the total monthly volumes of the Enbridge Common Shares, on the TSX and NYSE, for the periods indicated. Numbers have been rounded to the nearest whole cent.

	TSX
Period	Enbridge Common Share Price (C$) High	Enbridge Common Share Price (C$) Low	Volume (‘000)
2015
November	56.35	46.55	44,382
December	48.43	40.17	58,345
2016
January	48.66	40.03	51,434
February	48.52	41.01	62,157
March	51.31	46.02	61,123
April	54.06	48.73	31,700
May	53.58	49.87	32,858
June	55.05	51.76	31,303
July	55.90	50.90	26,741
August	55.48	50.76	27,614
September	59.19	51.42	59,244
October	59.18	56.36	28,481
November (1-10)	58.10	54.17	14,443

	NYSE
Period	Enbridge Common Share Price (US$) High	Enbridge Common Share Price (US$) Low	Volume (‘000)
2015
November	43.04	34.83	30,780
December	36.36	29.19	50,733
2016
January	34.70	27.425	38,268
February	35.48	29.63	41,351
March	39.40	34.14	30,026
April	42.89	37.02	18,095
May	41.54	38.4002	18,462
June	43.39	39.50	22,232
July	43.489	38.58	21,108
August	42.43	38.675	19,139
September	45.77	39.20	98,381
October	45.09	42.64	41,348
November (1-10)	43.51	40.44	25,581

If you have any questions about the information contained in this Management Information Circular or require assistance in completing your form of proxy or voting instruction form, please contact the following:

Shareholders in Canada and outside North America:	Shareholders in the United States:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-888-518-1554

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-888-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 email: enbridge@mackenziepartners.com

Proxy form
Registered holders of common shares Your common shares give you the right to vote at our special meeting of shareholders.

This proxy is solicited by management and our board of directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form.

You can vote in person at the meeting, or vote by proxy using this form.

When

Thursday, December 15, 2016

1:00 p.m. mountain standard time (MST)

Where

Calgary Marriott Downtown Hotel

Kensington Room

110 9th Avenue SE

Calgary, Alberta T2G 5A6

Two ways to vote — in person or by proxy

You can vote on two items of Enbridge business at our upcoming special meeting of shareholders. If you are voting by phone or on the internet, you will need your 13-digit control number, which appears in the lower left corner of this form.

A.	Vote in person

If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CST Trust Company, our transfer agent and registrar for our shares.

B.	Vote by proxy
Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
You can vote by proxy in one of four ways:

●   Online — Go to
http://www.cstvotemyproxy.com and follow the instructions on screen

●   By phone — Call
1.888.489.7352 toll-free and follow the instructions

●   By fax — Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

● By mail — Complete, date and sign this form and mail it to: CST Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario Canada M1S 0A1
If you are voting by proxy, CST Trust Company must receive your voting instructions by 6 p.m. MST on Tuesday, December 13, 2016 regardless of the voting method.

1.	Appoint a proxyholder You can appoint an Enbridge director to be your proxyholder, or choose someone else to attend and vote on your behalf.
☐ You appoint Al Monaco, or failing him, David A. Arledge

☐    You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder):

(please print name)
You can also appoint a proxyholder on the internet. Follow the instructions on screen.

2.

Give us your voting instructions

Our board of directors recommends that shareholders vote FOR all of the resolutions below.

The common shares represented by this proxy form will be voted for or against, or abstained from voting according to your instructions, including on any ballot that may be called. If you do not specify how you want to vote your common shares:

•  the Enbridge director you appointed as your proxyholder in section 1 will vote FOR each of the items below; or

•  the other proxyholder you appointed in section 1 can vote as he or she sees fit.

If there are any amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned or postponed, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment.

1. Vote on the issuance of common shares
Vote on an ordinary resolution authorizing and approving the issuance by Enbridge of such number of common shares in the capital of Enbridge as shall be necessary pursuant to the terms of the Agreement and Plan of Merger dated as of September 5, 2016 (the “Merger Agreement”) among Enbridge, Sand Merger Sub, Inc., a direct wholly-owned subsidiary of Enbridge, and Spectra Energy Corp.	For ☐	Against ☐	Abstain ☐

The full text of the resolution authorizing and approving the issuance of common shares is set out in our Management Information Circular for our special meeting of shareholders.

2. Vote on amending our by laws
Vote on an ordinary resolution ratifying, confirming and approving certain amendments to General By-law No. 1 of Enbridge, which amendments are conditional upon the completion of the merger with Spectra Energy Corp, pursuant to the terms of the Merger Agreement.	For ☐	Against ☐	Abstain ☐

The full text of the resolution approving the amendment to our by-laws is set out in our Management Information Circular for our special meeting of shareholders.

3.

Sign and date

If you are sending us your vote by fax or mail, you must sign here for your vote to be counted.

When you sign here, you are:

•  authorizing your proxyholder to vote according to your voting instructions at Enbridge’s special meeting of shareholders, or any adjournment or postponement; and

•  revoking any proxy that you previously gave for this meeting.

If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form.

For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign.

Your name
(please print exactly as it appears on the front of this form)

Your signature
(you must sign here)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position and signature
(complete this if you are signing by power of attorney on behalf of a corporation, estate or trust)

4.
Send us your voting instructions right away If you are voting on the internet or by phone, you need to complete your voting instructions by 6:00 p.m. MST on Tuesday, December 13, 2016.

If you are voting by fax or mail, CST Trust Company must receive your completed form by 6:00 p.m. MST on Tuesday, December 13, 2016.

If the meeting is adjourned or postponed, CST Trust Company must receive it at least two business days before the start of that meeting.

You can vote by proxy in one of four ways:

	Online —	By mail —

Go to http://www.cstvotemyproxy.com and follow the instructions on screen.

By phone —

Call 1.888.489.7352 toll-free and follow the instructions.

By fax —

Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)

Complete, date and sign this form and use the envelope provided or mail to: CST Trust Company Attn: Proxy Department P.O. Box 721 Agincourt, Ontario, Canada M1S 0A1
Remember to fax both pages of this form.